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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2007
Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒        Form 40-F    ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐        No    ☒

1.
Information Statement of Portugal Telecom, SGPS, S.A., dated October 15, 2007, in connection with the spin-off of ordinary shares of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A.

2

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        Date: October 15, 2007

PORTUGAL TELECOM, SGPS, S.A.
By:	/s/ NUNO PREGO Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

        This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

3

PORTUGAL TELECOM, SGPS, S.A.

October 15, 2007

Dear shareholders:

        We are proposing to separate the multimedia business from our group. This separation would be accomplished through the spin-off of our interest in the ordinary shares of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A., or "PT Multimédia."

        On August 3, 2006, our board of directors approved the spin-off, and on April 27, 2007, our shareholders approved the spin-off at our annual general meeting of shareholders. In the spin-off, the holders of our ordinary shares will receive ordinary shares of PT Multimédia, and holders of American Depositary Shares representing our ordinary shares, or "ADSs," will receive ADSs of PT Multimédia. The distribution will be made pro rata to the owners of our ordinary shares and ADSs, and no consideration will be payable for the spun-off shares or ADSs, nor will Portugal Telecom shareholders be required to surrender or exchange any Portugal Telecom ordinary shares or PT ADSs.

        You will continue to own the same ordinary shares and ADSs of Portugal Telecom after the spin-off as before and, in addition to them, you will own ordinary shares or ADSs, as the case may be, of PT Multimédia. You will therefore continue to own the same percentage interest of our current businesses (subject to the effects of withholding tax and fractional shares, as described in the accompanying information statement), but as two separate investments rather than as a single investment.

        The information statement that accompanies this letter explains the terms, conditions, reasons and expected results of the spin-off. We urge you to read the information statement carefully.

        This is not a proxy solicitation. The spin-off has already been approved by the shareholders of Portugal Telecom.

        We are at your disposal to provide any clarification or additional information in connection with this letter or the information statement. Please do not hesitate to contact our Investor Relations Department at Av. Fontes Pereira de Melo, 40, 1069-300 Lisboa Codex, Portugal, Attn: Nuno Prego, Telephone: +351 21 500 1701, Facsimile: +351 21 500 0800.

Sincerely,

Henrique Granadeiro Chief Executive Officer

INFORMATION STATEMENT

PORTUGAL TELECOM, SGPS, S.A.

We are not asking you for a proxy, and you are requested not to send us a proxy.

        This information statement is being furnished in connection with the spin-off by Portugal Telecom, SGPS, S.A., or "Portugal Telecom," of ordinary shares, nominal value €0.01 per share, of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A., or "PT Multimédia." Portugal Telecom intends to accomplish the spin-off through a distribution of ordinary shares of PT Multimédia to the holders of ordinary shares, nominal value €0.03 per share, of Portugal Telecom and of American Depositary Shares representing ordinary shares of Portugal Telecom ("PT ADSs"). Holders of PT ADSs will receive the distribution in the form of American Depositary Shares representing ordinary shares of PT Multimédia ("PTM ADSs"). The spin-off will be implemented in accordance with Portuguese law.

        The number of PT Multimédia ordinary shares or PTM ADSs to be received by each holder of Portugal Telecom shares or PT ADSs in the spin-off will be determined by multiplying the number of ordinary shares or PT ADSs held by such person on November 1, 2007, or the "record date," by the spin-off ratio, rounded down to the nearest whole share after the application of Portuguese withholding tax, as explained in this information statement. The spin-off ratio is 0.176067 PT Multimédia ordinary shares or PTM ADSs for every Portugal Telecom ordinary share or PT ADS held on the record date. The spin-off of the PT Multimédia ordinary shares will be made in book-entry form. No fractional shares will be issued. Those shareholders who would otherwise be entitled to receive fractional shares will receive cash in lieu of fractional shares.

        The spin-off was approved at the annual general meeting of the shareholders of Portugal Telecom held on April 27, 2007. The shareholders have authorized the management of PT to execute the spin-off by December 31, 2007. Portugal Telecom shareholders will not be required to pay for the PT Multimédia ordinary shares they receive as a result of the spin-off or to surrender or exchange PT ordinary shares or PT ADSs in order to receive PT Multimédia ordinary shares or PTM ADSs, or to take any other action in connection with the spin-off.

        The PT Multimédia ordinary shares are traded on the regulated market Eurolist by Euronext Lisbon under the symbol "PTM." The PTM ADSs will not be listed on any stock exchange.

        In reviewing this information statement, you should carefully consider the matters described under "Risk Factors" beginning on page 8 for a discussion of certain factors that should be considered by recipients of PT Multimédia ordinary shares and PTM ADSs.

        The Securities and Exchange Commission, any state securities commission and the Portuguese securities commission have not approved or disapproved of the PT Multimédia ordinary shares or the spin-off of these shares or determined if this information statement or any document referred to herein is truthful or complete. Any representation to the contrary is a criminal offense.

        This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities. We are furnishing this information statement solely to provide information to our shareholders about the proposed spin-off.

        The date of this information statement is October 15, 2007.

        In this information statement, unless the context otherwise requires, the terms "Portugal Telecom," "we," "our" or "us" refer to Portugal Telecom, SGPS, S.A. and its consolidated subsidiaries, and the term "PT Multimédia" refers to PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. and its consolidated subsidiaries.

i

AVAILABLE INFORMATION

        PT Multimédia is relying on an exemption afforded by Rule 12g3-2(b) under the Securities Exchange Act of 1934, or "Rule 12g3-2(b)," and therefore will not be required to register with the Securities and Exchange Commission, or the "SEC," the PT Multimédia ordinary shares to be distributed in connection with the spin-off. Under Rule 12g3-2(b), PT Multimédia will be required to make available on its website English-language versions of its annual report, press releases and certain other information made public in Portugal. However, PT Multimédia will not be required to file with the SEC annual reports on Form 20-F or furnish reports on Form 6-K. PT Multimédia is also subject to the informational requirements of the Portuguese Securities Commission (the Comissão do Mercado de Valores Mobiliários, or the "CMVM") and files with such commission reports and other information relating to its business, financial condition and other matters. You may obtain such reports, statements and other information, including PT Multimédia's annual financial statements and quarterly earnings releases from PT Multimédia's website at www.pt-multimedia.pt or from PT Multimédia's main executive office at Av. 5 de Outubro, 208, Lisbon, Portugal, Attn: Lídia Falcão, telephone number: +351 21 782 4725 and facsimile number: +351 21 782 4735.

        Portugal Telecom files annual reports on Form 20-F and furnishes reports on Form 6-K to the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any of these reports at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling 1-800-SEC-0330. The SEC also maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, as we do. Portugal Telecom is also subject to the informational requirements of the CMVM and files with such commission reports and other information relating to our business, financial condition and other matters. You may obtain such reports, statements and other information, including our annual financial statements and quarterly earnings releases from Portugal Telecom's website at www.telecom.pt or at its main executive office listed under "Incorporation by Reference" below.

INCORPORATION BY REFERENCE

        This information statement "incorporates by reference" certain documents that we file with the SEC, which means that important information is disclosed to you by referring you to those documents. The information incorporated by reference in this information statement is considered to be part of this information statement.

        The following documents are incorporated by reference into this information statement:

  •
  Portugal Telecom's annual report on Form 20-F for the fiscal year ended December 31, 2006, which includes our audited consolidated financial statements for such period, or the "2006 PT Annual Report," filed with the SEC on June 29, 2007; and

  •
  any future filings on Form 6-K by Portugal Telecom on or before the effective date of the spin-off that are identified in such forms as being incorporated by reference into this information statement.

        You may request a copy of any and all of the information that has been incorporated by reference in this information statement and that has not been delivered with this information statement, at no cost, by writing or calling us at our main executive office at Av. Fontes Pereira de Melo, 40, 1069-300 Lisboa Codex, Portugal, Attn: Nuno Prego, telephone number: +351 21 500 1701 and facsimile number: +351 21 500 0800.

ii

PRESENTATION OF FINANCIAL INFORMATION

        The consolidated financial statements of Portugal Telecom and PT Multimédia included in this information statement have been prepared in accordance with International Financial Reporting Standards, or "IFRS," issued by the International Accounting Standards Board, or "IASB," and adopted by the European Commission for use in the European Union, including all interpretations of the International Financial Reporting Interpretation Committee that were in effect on the date of approval of the financial statements.

        IFRS differs in significant respects from U.S. GAAP. For a discussion of the principal differences between IFRS and U.S. GAAP, see "Summary of Certain Differences Between IFRS and U.S. GAAP (Unaudited)." See also "Management's Discussion and Analysis of Financial Condition and Results of Operations of PT Multimédia—Transition to International Financial Reporting Standards" in this information statement and "Item 5—Operating and Financial Review and Prospects—Transition to International Financial Reporting Standards" in the 2006 PT Annual Report incorporated by reference into this information statement.

        The audited consolidated financial statements of Portugal Telecom and PT Multimédia included in this information statement have been audited in accordance with the Auditing Standards (Normas Técnicas e as Directrizes de Revisão/Auditoria) issued by the Portuguese Institute for Statutory Auditors (Ordem dos Revisores Oficiais de Contas). These auditing standards differ from United States generally accepted auditing standards.

        Portugal Telecom and PT Multimédia publish their financial statements in Euros, the single European currency adopted by certain participating member countries of the European Union, including Portugal, as of January 1, 1999. Unless otherwise specified, references to "Euros," "EUR" or "€" are to the Euro. References herein to "U.S. dollars," "$" or "US$" are to United States dollars. The Federal Reserve Bank of New York's noon buying rate in the City of New York for Euros was €0.7058 = US$1.00 on October 12, 2007. PT Multimédia is not representing that the Euro or US$ shown herein could have been or could be converted at any particular rate or at all. See "Exchange Rates" for further information regarding the Euro and the rates of exchange between Euros and U.S. dollars.

        Certain amounts and percentages included in this offering memorandum have been rounded to facilitate their presentation. The totals presented in certain tables, therefore, may not be an arithmetic aggregation of the figures that precede them.

iii

SUMMARY

        This summary highlights information contained elsewhere in this information statement and may not contain all of the information that may be important to you. For a complete understanding of the business of PT Multimédia and the spin-off, you should read this summary together with the more detailed information and the financial statements appearing elsewhere in this information statement and in the documents incorporated by reference. You should read this entire information statement and the documents incorporated by reference carefully, including the "Risk Factors" and "Special Note about Forward-Looking Statements" sections.

        Unless the context otherwise requires, the terms "Portugal Telecom," "we," "our" or "us" refer to Portugal Telecom, SGPS, S.A. and its consolidated subsidiaries; the term "PT Multimédia" refers to PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. and its consolidated subsidiaries; and the term "spin-off" refers to the transaction in which ordinary shares of PT Multimédia will be distributed to our ordinary shareholders and PTM ADSs will be distributed to PT ADS holders.

Portugal Telecom

        We are a limited liability holding company, organized as a sociedade gestora de participações sociais under the laws of the Republic of Portugal. We provide telecommunications services primarily in Portugal and Brazil. Our services include:

  •
  wireline services, which include telephone services at a fixed location for residential and non-residential customers, leased lines, unbundled local loop access and wholesale line rental, interconnection, Internet access (dial-up and broadband ADSL), data and business solutions, portal and e-commerce services through our subsidiary PT Comunicações, S.A. and its subsidiaries;

  •
  mobile telecommunications services, such as voice, data and Internet-related services in Portugal through our subsidiary TMN—Telecomunicações Móveis Nacionais, SA ("TMN") and in Brazil through our 50%-owned joint venture Vivo S.A.; and

  •
  sales of telecommunications equipment.

        Before the spin-off, we hold 58.43% of PT Multimédia, which provides the services described below.

PT Multimédia

        PT Multimédia is a limited liability holding company, organized as a sociedade gestora de participações sociais under the laws of the Republic of Portugal. PT Multimédia provides telecommunications and multimedia services in Portugal. Its major lines of business include:

  •
  cable and satellite television services through its subsidiaries CATVP—TV Cabo Portugal, S.A., Cabo TV Açoreana, S.A. and Cabo TV Madeirense, S.A. ("TV Cabo");

  •
  broadband Internet access through cable modems provided by TV Cabo;

  •
  telephony services (VoIP), provided by TV Cabo;

  •
  production of television channels and sales of content and advertising through its subsidiary PT Conteúdos—Actividade de Televisão e de Produção de Conteúdos, S.A. ("PT Conteúdos") and its subsidiaries and affiliates;

  •
  cinema distribution, negotiation of cinema rights for all film exhibition windows and distribution of DVDs and videos through its subsidiary Lusomundo Audiovisuais, S.A. ("Lusomundo Audiovisuais"); and

  •
  cinema exhibition through its subsidiary Lusomundo Cinemas, S.A. ("Lusomundo Cinemas").

Certain Relationships between Portugal Telecom and PT Multimédia

        As of the date of this information statement, we hold 58.43% of the ordinary shares of PT Multimédia. After the spin-off, the holders of our shares and ADSs will participate directly in PT Multimédia by becoming PT Multimédia shareholders or PTM ADS holders, as the case may be.

        We are parties to certain arms length contracts with PT Multimédia in the ordinary course of our business, and we will continue to be parties to a number of such contracts after the spin-off. See "Certain Relationships Between Portugal Telecom and PT Multimédia."

Spin-Off

        We will spin off our interest in PT Multimédia through a distribution in kind to our shareholders of ordinary shares of PT Multimédia, subject to the application of withholding tax, as described in this information statement.

        We have concluded that the separation of PT Multimédia from Portugal Telecom should positively contribute to the development of the telecommunications market in Portugal, allowing the market to develop increasingly innovative and convergent services for consumers. We believe that the resulting market structure should give us flexibility to offer more and better services to our customers, while enabling PT Multimédia to pursue its own competitive strategy domestically and abroad. By allowing the management of each company to focus on its core competencies, we believe that this strategy is more likely to create greater value for shareholders over time. The separation also addresses the long-standing objectives of the Portuguese regulators.

        In the spin-off, ordinary shares of PT Multimédia will be distributed pro rata to Portugal Telecom shareholders. The number of PT Multimédia ordinary shares or PTM ADSs to be received by each holder of Portugal Telecom shares or PT ADSs in the spin-off will be determined by multiplying the number of ordinary shares or PT ADSs held by such person on November 1, 2007, or the "record date," by the spin-off ratio, rounded down to the nearest whole share after the application of Portuguese withholding tax, as explained in this information statement. The spin-off ratio is 0.176067 PT Multimédia ordinary shares or PTM ADSs for every Portugal Telecom ordinary share or PT ADS held on the record date. The spin-off of the PT Multimédia ordinary shares will be made in book-entry form. No fractional shares will be issued. Those shareholders who would otherwise be entitled to receive fractional shares will receive cash in lieu of fractional shares.

        The spin-off was approved at the annual general meeting of the shareholders of Portugal Telecom held on April 27, 2007. The shareholders have authorized the management of PT to execute the proposed spin-off by December 31, 2007. Portugal Telecom shareholders will not be required to pay for the PT Multimédia ordinary shares they receive as a result of the spin-off or to surrender or exchange PT ordinary shares or PT ADSs in order to receive PT Multimédia ordinary shares or PTM ADSs, or to take any other action in connection with the spin-off.

        After the spin-off, Portugal Telecom and PT Multimédia are expected to operate as independent companies. Portugal Telecom is expected to retain approximately 7% of the PT Multimédia ordinary shares immediately after the spin-off due to the mechanics for applying withholding tax and adjustments for fractional shares as described in this information statement, but neither company will have a role in the management of the other.

        The spin-off is a taxable transaction under Portuguese tax law. In the spin-off, you will receive PT Multimédia ordinary shares or PTM ADSs net of Portuguese withholding tax applied at your applicable tax rate. See "The Spin-Off—Withholding Tax Mechanics" and "—Tax Considerations—Portuguese Tax Considerations."

        The spin-off will also generally be treated as a taxable dividend to U.S. Holders, as defined in "The Spin-Off—Tax Considerations—U.S. Federal Income Tax Considerations."

Expected Timetable

Portugal Telecom shares trade ex-right to PT Multimédia ordinary shares, and PT ADSs trade ex-right to PTM ADSs	October 30, 2007
Record date for Portugal Telecom shareholders to receive PT Multimédia ordinary shares and for holders of PT ADSs to receive PTM ADSs	November 1, 2007
PT Multimédia ordinary shares credited to Portugal Telecom shareholders' accounts through the Central Securities Depository (Central dos Valores Mobiliários)	November 7, 2007
PTM ADSs delivered to holders of PT ADSs by The Bank of New York, as depositary, on or about	November 13, 2007

        This information statement is being furnished by Portugal Telecom solely to provide information to shareholders of Portugal Telecom who will receive PT Multimédia ordinary shares in the spin-off. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of Portugal Telecom or PT Multimédia. The information contained in this information statement is believed by Portugal Telecom to be accurate with respect to Portugal Telecom and PT Multimédia as of the date set forth on the cover. Changes may occur after that date, and neither Portugal Telecom nor PT Multimédia undertake any obligation to update this information.

        Neither Portugal Telecom nor PT Multimédia has authorized anyone to give you any information or to make any representation about the spin-off or the companies that differs from or adds to the information contained in this information statement or in the documents Portugal Telecom has publicly filed with the SEC. Therefore, if anyone should give you any different or additional information, you should not rely on it.

QUESTIONS AND ANSWERS ABOUT PT MULTIMÉDIA AND THE SPIN-OFF

Q1:	What is the spin-off?
A:
The spin-off is a transaction in which we will distribute ordinary shares of our subsidiary PT Multimédia to holders of Portugal Telecom ordinary shares through a distribution of PT Multimédia ordinary shares owned by Portugal Telecom. Holders of PT ADSs will receive the distribution in the form of PTM ADSs. The spin-off will be implemented in accordance with the laws of Portugal.

The number of PT Multimédia ordinary shares or PTM ADSs you will receive in the spin-off as a holder of Portugal Telecom ordinary shares or PT ADSs will be determined by multiplying the number of ordinary shares or PT ADSs you hold on the record date by the spin-off ratio, rounded down to the nearest whole share after the application of Portuguese withholding tax, as explained in this information statement. The spin-off ratio is 0.176067 PT Multimédia ordinary shares or PTM ADSs for every Portugal Telecom ordinary share or PT ADS you hold on the record date.
No fractional shares will be issued, and shareholders will be entitled to receive cash in lieu of fractional shares.
No action is required for you to participate in the spin-off.
Q2:	What is PT Multimédia?
A:
PT Multimédia is the holding company through which, together with its subsidiaries, we provide cable and satellite television, broadband Internet access through cable modems, production of television channels, sales of programming content, advertising sales, cinema distribution and exhibition, negotiation of cinema rights and distribution of DVDs and videos. We currently hold 58.43% of the ordinary shares of PT Multimédia.
Q3:	Why is Portugal Telecom separating PT Multimédia from its business?
A:
Portugal Telecom's management believes that the separation of PT Multimédia from Portugal Telecom will contribute positively to the development of the telecommunications market in Portugal, allowing the market to develop increasingly innovative and convergent services for consumers. We believe that the resulting market structure should give us flexibility to offer more and better services to our customers, while enabling PT Multimédia to pursue its own competitive strategy domestically and abroad. The separation will also allow the management of each company to focus on its core competencies, which is likely to create greater value for shareholders over time. The separation also addresses the long-standing objectives of the Portuguese regulators.
Q4:	What is the record date for the distribution?
A:	The record date will be November 1, 2007, and ownership will be determined after the close of business, Lisbon time, on that date.
Q5:	When will the distribution occur?
A:	We expect to distribute the PT Multimédia ordinary shares on November 7, 2007. We refer to the date on which we will distribute the PT Multimédia ordinary shares as the "distribution date."

Q6:	What will I receive in the spin-off?
A:
If you hold Portugal Telecom ordinary shares, you will receive PT Multimédia ordinary shares in the spin-off. If you hold PT ADSs, you will receive PTM ADSs in the spin-off. The pre-tax number of PT Multimédia ordinary shares or PTM ADSs you will receive in the spin-off will be determined by multiplying the number of Portugal Telecom ordinary shares or PT ADSs you hold on the record date by the spin-off ratio. The spin-off ratio is 0.176067 PT Multimédia ordinary shares or PTM ADSs for every Portugal Telecom ordinary share or PT ADS you hold on the record date.

Immediately after the spin-off, you will continue to own the Portugal Telecom ordinary shares or PT ADSs you hold before the spin-off in addition to the PT Multimédia ordinary shares or PTM ADSs you will receive in the spin-off. That is, you will continue to own the same percentage interest of Portugal Telecom's current businesses (subject to the effects of withholding tax and fractional shares, as described in this information statement) but as two separate investments rather than as a single investment. The spin-off of the PT Multimédia ordinary shares will be made in book-entry form. No fractional shares will be issued. Those holders of PT ordinary shares or ADSs who would otherwise be entitled to receive fractional shares will receive cash in lieu of fractional shares.
Q7:	How will I be treated in the spin-off if I hold ADSs of Portugal Telecom?
A:
If you hold ADSs of Portugal Telecom, you will receive ADSs of PT Multimédia in the spin-off. However, the PTM ADSs will not be listed on any stock exchange. The PT Multimédia ordinary shares and the PTM ADSs will not be registered under the Exchange Act, and PT Multimédia is expected to be exempt from filing periodic reports with the SEC pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended, or the "Exchange Act." The PTM ADSs are expected to be issued under a "Level I" American Depositary Share program, and their liquidity is expected to be very limited. The PTM ADSs are expected to be registered under the U.S. Securities Act of 1933, as amended, or the "Securities Act," on Form F-6. You should carefully read "Risk Factors—Risks Related to PT Multimédia's Ordinary Shares and ADSs" and "Description of PT Multimédia American Depositary Shares."
Q8:	Do I have appraisal rights in connection with the spin-off?
A:
No, you will not be entitled to appraisal rights in connection with the spin-off. That is, Portuguese law does not give you the right to demand an appraisal of the fair value of the Portugal Telecom ordinary shares or PT ADSs you hold, or of the PT Multimédia ordinary shares or PTM ADSs you will receive in the spin-off, and the payment of any such amounts to you in lieu of participating in the spin-off.
Q9:	What will be the relationship between Portugal Telecom and PT Multimédia following the spin-off?
A:
After the spin-off, Portugal Telecom and PT Multimédia are expected to operate as independent companies. Portugal Telecom is expected to retain approximately 7% of the PT Multimédia ordinary shares immediately after the spin-off due to the mechanics for applying withholding tax and adjustments for fractional shares as described in this information statement, but neither company will have a role in the management of the other.

Portugal Telecom and PT Multimédia currently have, and will continue to have, commercial relationships. Portugal Telecom and PT Multimédia are parties to certain arms length contracts in the ordinary course of their businesses, and they are expected to continue to be parties to a number of such contracts after the spin-off. See "Certain Relationships Between Portugal Telecom and PT Multimédia."
Q10:	What are the tax consequences of the spin-off to holders of Portugal Telecom ordinary shares or PT ADSs?
A:
The spin-off is a taxable transaction under Portuguese tax law. In the spin-off, you will receive PT Multimédia ordinary shares or PTM ADSs net of Portuguese withholding tax applied according to your current tax rate and status.

If you hold Portugal Telecom ordinary shares, an amount in cash from Portugal Telecom equal to your withholding tax obligations in the spin-off will be deposited with your financial intermediary on the same day that you receive PT Multimédia ordinary shares in the spin-off net of that withholding tax amount. Your financial intermediary will forward this cash amount to the Portuguese tax authorities on your behalf.

If you hold PT ADSs, an amount in cash from Portugal Telecom equal to the withholding tax obligations of The Bank of New York, as holder of the Portugal Telecom ordinary shares underlying the PT ADSs (the "Depositary"), will be deposited in the account of Banco Espírito Santo, as custodian for the Depositary, on the same day that the custodian receives PT Multimédia ordinary shares in the spin-off net of that withholding tax amount. The custodian will forward this cash amount to the Portuguese tax authorities. See "The Spin-Off—Tax Considerations—Portuguese Tax Considerations."

For U.S. federal income tax purposes, the spin-off will generally be treated as a taxable dividend to U.S. Holders (as defined in "The Spin-Off—Tax Considerations—U.S. Federal Income Tax Considerations") of Portugal Telecom ordinary shares or PT ADSs equal to the U.S. dollar value of the PT Multimédia ordinary shares, PTM ADSs and cash received by such holders. See "The Spin-Off—Tax Considerations—U.S. Federal Income Tax Considerations."
Q11:	Are there risks to owning PT Multimédia ordinary shares or PTM ADSs?
A:	Yes. PT Multimédia's business is subject to a number of risks, and there are risks relating to the nature of the spin-off itself. See "Risk Factors."
Q12:	Where do PT Multimédia ordinary shares trade?
A:
PT Multimédia's ordinary shares are listed on the regulated market Eurolist by Euronext Lisbon under the symbol "PTM." PT Multimédia does not currently intend to seek a listing of its ordinary shares in any other jurisdiction.
Q13:	Will the PTM ADSs trade on a stock exchange?
A:
No. The PTM ADSs will not be listed on any stock exchange and will be traded over the counter. The liquidity of the PTM ADSs is expected to be very limited. See "Risk Factors—Risks Related to PT Multimédia's Ordinary Shares and ADSs."
Q14:	What do I need to do now?
A:	Portugal Telecom shareholders and PT ADS holders are not required to take any action in order to receive ordinary shares or ADSs of PT Multimédia.

Portugal Telecom shareholders and PT ADS holders will not be required to pay anything for the PT Multimédia ordinary shares or PTM ADSs distributed in the spin-off or to surrender or exchange any Portugal Telecom ordinary shares or PT ADSs. Portugal Telecom shareholders will automatically receive on the distribution date the PT Multimédia ordinary shares or PTM ADSs to which they are entitled, net of any Portuguese withholding tax they owe on the PT Multimédia ordinary shares or PTM ADSs to which they are entitled or any cash in lieu of fractional shares.

However, if you are a U.S. tax resident, you should see "Risk Factors—Risks Related to PT Multimédia's Ordinary Shares and ADSs—If you are a U.S. tax resident, you will not be eligible for the reduced rates of Portuguese withholding tax on dividends under the U.S.-Portugal income tax treaty unless you fill out a form required by the Portuguese tax authorities and get it certified by the U.S. Internal Revenue Service." If you are a U.S. tax resident, you will need to fill out the tax forms described in that section to obtain the benefits of the U.S.-Portugal income tax treaty. If you have questions, you should contact your tax advisor.

If you are a holder of Portugal Telecom ordinary shares, you should make sure that the financial intermediary through which you hold your shares has up-to-date information on your tax status. If you are uncertain as to whether your financial intermediary has that information, you should contact your financial intermediary before the record date.
Q15:	Where can I get more information?
A:	If you have any questions, require assistance or need additional copies of this information statement or other related materials, please call or write us at:
Portugal Telecom, SGPS, S.A. Av. Fontes Pereira de Melo, 40 1069-300 Lisboa Codex Portugal Attn: Nuno Prego Telephone: +351 21 500 1701 Facsimile: +351 21 500 0800
Holders in the United States may also direct questions or requests for additional copies of this information statement or other related materials to the Depositary at:
The Bank of New York Telephone: 1-888-269-2377 1-888-BNY-ADRS

RISK FACTORS

        You should carefully consider the risks described below, together with all of the other information contained in this information statement, in evaluating the spin-off, PT Multimédia and its ordinary shares and the PTM ADSs. The events and circumstances described below could result in a significant or material adverse effect on the business, results of operations or financial condition of Portugal Telecom or PT Multimédia, as the case may be, and a corresponding decline in the market price of the ordinary shares of Portugal Telecom or PT Multimédia, the PT ADSs or the PTM ADSs, as the case may be.

Risks Related to PT Multimédia

If PT Multimédia is unsuccessful in implementing its growth strategy, its financial condition and results of operations will be adversely affected.

        PT Multimédia has articulated a strategy that is aimed at operating as a fully integrated telecommunications and multimedia provider. This strategy depends on growing PT Multimédia's newer voice telephony services as well as maintaining leadership in pay TV in Portugal and competing aggressively in broadband Internet access. PT Multimédia's strategy is subject to all the risks described below in this section, including its ability to respond to changes in technology, competition from other providers, increased difficulty in obtaining new subscribers, availability of programming and other risks. If PT Multimédia does not succeed in implementing the various elements of its strategy, its results of operations will suffer, and it may be unable to grow or may suffer a deterioration in its financial position. Any such failure could adversely affect the market price of the PT Multimédia ordinary shares or ADSs you receive in the spin-off.

PT Multimédia's success depends on its ability to offer new products and services and to keep up with advances in technology.

        PT Multimédia has introduced and continues to introduce new products and services, such as high speed Internet access via cable and telephony (VoIP) services. If it is not successful in marketing and selling such products and services, its business, financial position and results of operations may be harmed. In addition, PT Multimédia cannot be sure that there will be adequate demand for its new product and service offerings. Because technology changes very rapidly, it is not possible to ensure that the technology PT Multimédia uses or will use in offering its products and services will not be rendered obsolete by new and superior technology. In addition, many of the new products and services that PT Multimédia intends to offer may also be offered by its competitors. Therefore, these new products and services may fail to generate revenue or attract and retain the level of customers that it currently anticipates.

        In addition, PT Multimédia's pay TV business depends on a large variety of digital signal satellite and cable reception equipment, including set-top boxes and ancillary equipment, in which PT Multimédia has made a significant investment and which is owned by PT Multimédia or its customers. PT Multimédia's revenues, financial position and results of operations could be materially adversely affected if a significant proportion of this equipment suffers failure or the equipment becomes obsolete as a result of new technology.

PT Multimédia is subject to competition in each of its business areas, including from Portugal Telecom.

        PT Multimédia faces competition in all of its business areas. As existing technology develops and new technologies emerge, competition is likely to intensify in all of these areas, particularly with regard to products and services related to pay TV and the Internet. PT Multimédia's TV services face competition from broadband local loop access based on broadband wireless access. In 2005, AR Telecom (formerly Jazztel) launched a broadband wireless access service in Lisbon and Oporto and is expected to invest considerably in its network in the coming years. Sonaecom launched an IPTV offer in 2006 that competes with PT Multimédia's television services. In July 2007, TV TEL, a cable operator mainly operating in the region of Oporto, commenced the launch of a satellite service that may be accessible by all households in Portugal. Also, TV TEL has plans to further expand its cable network, particularly to the metropolitan area of Lisbon. When licenses are granted in the future, digital terrestrial television will be a direct competitor of PT Multimédia's TV business.

        In addition, following the spin-off, Portugal Telecom may pursue a business strategy that could conflict directly with PT Multimédia's strategy. For example, Portugal Telecom launched an Internet protocol television offer ("IPTV") in June 2007 that competes with PT Multimédia's television services.

        Some of the services PT Multimédia provides already compete with services provided by Portugal Telecom. For example, one of PT Multimédia's important strategies is the continued rollout of "triple play" services that include pay TV, broadband Internet and voice telephony and potentially the addition of mobile voice services to provide "quadruple play" services. The voice telephony component of these services competes directly with Portugal Telecom's wireline and domestic mobile services, and PT Multimédia's broadband Internet service competes with Portugal Telecom's ADSL Internet service. Following the spin-off, Portugal Telecom or PT Multimédia could pursue a price strategy that places downward pressure on prices and adversely affects the revenues and cash flows of either or both companies. Each of PT Multimédia and Portugal Telecom has significant market share in their competing businesses, and they are expected to be strong competitors in Internet access, voice telephony and pay TV after the completion of the spin-off.

        In its broadband Internet business, PT Multimédia's competitors have been steadily improving their broadband Internet services, and most now offer triple-play bundled packages (voice telephony, broadband Internet and pay TV subscription). With the increasingly intense competition in Internet broadband access and the development of technologies such as broadband wireless access, UMTS service and video over ADSL, PT Multimédia's ability to increase or sustain its current market share in the broadband market could be impaired, which could result in a loss of subscribers and revenues and adversely affect its results of operations.

        In its audiovisuals business, PT Multimédia also faces competition in film distribution, film rights marketing and film screening. For example, the number of film screening facilities in Portugal has increased considerably in recent years. The industry has aggressively embarked on the construction of more modern multiplexes, consisting of multiple smaller screening rooms, which has resulted in strong competition and has rendered some of PT Multimédia's investment in this area obsolete before the expected time. This competition could affect PT Multimédia's ability to attract and retain customers to its cinemas and adversely affect its revenues, financial position and results of operations.

As pay television penetration in Portugal continue to grow, the increasing difficulty in obtaining new subscribers is expected to adversely affect PT Multimédia's revenues and results of operations.

        A majority of PT Multimédia's revenues are derived from its cable and satellite pay television businesses. Cable and satellite pay television penetration in Portugal stood at 41.1% as of December 2006, compared to 39.7% as of December 2005, and penetration is expected to increase. As the Portuguese market matures, there will be fewer potential new customers, and PT Multimédia expects that an increasing share of its revenues will be derived from value-added services, such as new premium programming, voice telephony, video-on-demand services and broadband Internet access. However, revenues from these services may not compensate for the slowdown in new subscriber revenues, and competition for existing subscribers may intensify. This slowdown resulting from increased penetration is likely to adversely affect PT Multimédia's revenues and results of operations.

PT Multimédia's pay TV business depends on the availability of high-quality popular television programming.

        The success of television services offered by PT Multimédia depends on its ability to acquire popular programming and high-quality content, particularly sports content such as Portuguese soccer games and other sports programming. PT Multimédia's 50%-owned sports premium channel, Sport TV, is the owner of broadcasting rights for several important sporting events through 2008. If PT Multimédia is unable to obtain such content rights after 2008, its pay TV business will be significantly impaired. We believe that Sport TV is a significant driver of new subscriptions for PT Multimédia.

        PT Multimédia obtains most of its programming from external sources, and access to that programming therefore depends on agreements directly or indirectly executed with important suppliers, including film studios, content producer companies and television operators. The programming acquisition agreements that PT Multimédia currently has in place may not be renewed upon expiration, or may not be renewed on favorable terms. PT Multimédia's programming joint ventures may also encounter difficulties in negotiating new agreements on terms acceptable to PT Multimédia. Any such difficulties could lead to a loss of television subscribers and a decrease in its ability to attract new subscribers or could lead to a significant increase in programming costs. Any of these results could have a material adverse effect on its revenues, financial position and results of operations.

PT Multimédia's pay TV business depends on third-party satellite technology that is subject to the risk of failure.

        PT Multimédia is dependent on a third-party satellite network that is subject, among other risks, to defects, destruction or damage and incorrect orbital placement, which may impair its commercial operations. If PT Multimédia is unable to lease sufficient satellite transponders or its contracts with satellite service providers are terminated, its business, financial position and results of operations would be materially adversely affected. Similarly, a prolonged failure of PT Multimédia's transmission systems or uplinking facilities could have a material adverse effect on its revenues, financial position and results of operations.

PT Multimédia is subject to unauthorized use of its TV and broadband Internet services, and its encryption technologies may not be effective in combating piracy.

        Access to the pay TV and broadband Internet services that PT Multimédia provides is protected by a series of access controls, and its programming signal is encrypted. In 2006, PT Multimédia completed the migration of its premium cable programs and its basic and premium satellite services from analog to digital service, which allows greater control over illegal access to TV programming and broadband Internet services. However, PT Multimédia has not switched off its basic analog cable packages. In addition, PT Multimédia must continually respond to efforts to breach its encryption system by updating its security measures and periodically swap digital customer "smart cards," which are intended to make signal misappropriation of its programming more difficult.

        These efforts increase costs, and PT Multimédia's efforts to encourage migration of customers to digital service by offering a greater selection of content for digital subscribers has significantly increased subscriber acquisition costs. A significant increase in the rate of illegal use of PT Multimédia's services, a change in technology that facilitates signal piracy or other factors could materially adversely affect PT Multimédia's revenues, expenses and results of operations. Additionally, illegal access to its competitors' programming could also increase the customer turnover rate, or churn, for PT Multimédia's services. If PT Multimédia's encryption and security systems are not perceived to be effective, PT Multimédia may also encounter difficulty in contracting for video and audio services provided by programmers.

DVD piracy and other illegal content distribution has had, and may continue to have, an adverse effect on PT Multimédia revenues.

        Forms of illegal film distribution have been increasing, both through pirate DVDs and through downloading of content through the Internet. In 2006, these illegal practices had an adverse effect on PT Multimédia's revenues from film screening and DVD distribution. If regulatory authorities are unable to control these illegal practices and to keep pace with new developments in technology, the impact on PT Multimédia's film distribution business could be significant. PT Multimédia's cost to acquire film content is high, and the failure to generate sufficient revenue through film sales could adversely affect PT Multimédia's financial position and results of operations.

PT Multimédia's distribution agreements for cinema, video and television rights are short-term and may not be renewed.

        The business of distributing cinema, video and television film rights is based on distribution agreements for short-term periods subject to successive renewals. Many of the cinema, video and television producers with which PT Multimédia enters into agreements are large U.S. and European corporations whose willingness to renew or enter into new agreements with PT Multimédia may depend on considerations driven by other markets and over which PT Multimédia has no control. PT Multimédia's ability to provide quality programming is essential to its effort to build and maintain customer loyalty. Failure to renew agreements with cinema, video and television producers could materially affect PT Multimédia's customer base, revenues, financial position and results of operations.

Government regulation and uncertainties could adversely affect PT Multimédia's business.

        The application of existing laws to the Internet and Internet-related applications is currently being clarified and refined in Portugal and the European Union, and a number of statutes applicable to the Internet, content, e-commerce, encryption and electronic signatures, data protection and data retention and privacy have been recently approved in domestic law (Law No. 7/2004 and Law No. 41/2004) or may be approved in the near future. PT Multimédia is unable to predict the effect of these new measures or future measures on its broadband Internet service and its other businesses. Depending on the scope and timing of these developments and the interpretation and application of the new measures, changes in the regulation of the Internet could adversely affect PT Multimédia's business, financial position and results of operations, especially if PT Multimédia were required to make additional investments to adapt its networks to new specifications imposed by the legislative authorities.

Regulatory investigations and litigation may lead to fines or other penalties.

        PT Multimédia is regularly involved in litigation and regulatory inquiries and investigations involving its operations. PT Multimédia is regulated by the Portuguese telecommunications regulator, the ICP-Autoridade Nacional das Comunicações, or "ANACOM," the European Commission and the Autoridade da Concorrência, or the "Competition Authority," the Portuguese competition authority. PT Multimédia is subject to several current inquiries and investigations by the Competition Authority relating to alleged anti-competitive practices, including against:

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  TV Cabo for alleged anti-competitive practices in the broadband Internet market;

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  TV Cabo and Sport TV based on a complaint filed by TV TEL, a cable TV company operating mainly in the Oporto area, for alleged refusal to supply advertising space; and

  •
  PT Conteúdos and TV Cabo for alleged anti-competitive practices in connection with content and its strategic partnership with the Portuguese television network SIC. See "Information About PT Multimédia—Regulation" and "—Legal Proceedings."

        If PT Multimédia is found to be in violation of applicable laws and regulations in these or other regulatory inquiries and investigations, or in litigation proceedings, PT Multimédia may become subject to penalties, fines, damages or other sanctions. Any adverse outcome could have a material adverse effect on its business, cash flows, financial position and results of operations.

Taxation by municipalities has not been consistent, and the imposition of additional taxes could harm PT Multimédia's cash flows and financial position.

        The Electronic Communications Law (Law No. 5/2004, of February 10, 2004) provides for a Municipal Fee on Rights of Way (Taxa Municipal de Direitos de Passagem) or TMDP, in an amount equivalent to a percentage of up to 0.25% (to be determined up to this maximum by each municipality) of the amount of each invoice issued by companies (no VAT included) offering electronic communications networks and services to the public at a fixed location for all end customers in the relevant municipality. ANACOM Regulation No. 38/2004 of September 29, 2004 established the procedures for the collection and delivery to municipalities of the municipal fee for rights of way. According to this regulation, undertakings subject to the TMDP are required to pay the TMDP to municipalities based on the amounts collected by the end of the month following the date of an invoice. After Regulation No. 38/2004 became effective, municipalities began setting the percentage for the TMDP, which in most cases was set at 0.25%. The TMDP has been the source of continuing disputes with some municipalities, some of which have continued to assess municipal-level "Occupation Taxes" in addition to or in lieu of the TMDP. See "Information About PT Multimédia—Legal Proceedings—Tax Proceedings." If the municipalities were to prevail in these proceedings or if the TMDP regime were to be modified in the future to increase the rate payable by PT Multimédia, PT Multimédia's cash flows, financial position and results of operation could be adversely affected.

Any future imposition of a legal requirement to contribute to cultural funds or other regulatory actions could adversely affect PT Multimédia's financial position.

        From time to time, European regulators have implemented regulations designed to encourage the development of the local film and audiovisual industry. For example, in 2004, the Portuguese Law on Cinema Art and Audiovisuals (Law No. 42/2004, of August 18, 2004) created a contribution that must be paid by distributors of film and television to encourage and develop the film and audiovisual industry. Under Decree-Law No. 227/2006 of November 15, 2006, which implemented this law, television operators and distributors providing pay TV services are obligated to make a monthly contribution in the amount of 5% of their revenues arising from provision of these services. Film distributors are obligated to make a contribution to the Investment Fund for Cinema and Audiovisuals, with this contribution corresponding to the difference between 2% of their revenues arising from film screening and video distribution and their effective investment in cinematographic and audiovisual production. In addition, a contribution must be paid to the fund equal to 4% of the price paid for showing commercial advertising on television, in electronic programming guides or in movie theaters. PT Multimédia has agreed with the Portuguese Ministry of Culture to a total contribution of €25 million over a period of five years with respect to TV Cabo and PT Conteúdos. Such contributions to cultural funds increase the costs of PT Multimédia.

        Any future action by Portuguese or other European regulators to increase this type of contribution, impose similar charges, impose minimum quotas on Portuguese or European film screenings or similar regulatory actions could further increase PT Multimédia's costs and diminish its flexibility in operating its business. Depending on the magnitude of the obligations imposed, these regulatory actions could adversely affect PT Multimédia's results of operations.

Risks Related to the Spin-Off

PT Multimédia and Portugal Telecom may not realize all the potential benefits from the separation of PT Multimédia from Portugal Telecom.

        We cannot assure you that PT Multimédia or Portugal Telecom will realize all the potential benefits that we expect from the spin-off. In addition, PT Multimédia will incur significant costs, which may be greater than those expected, and will bear certain negative effects of its separation from us, including loss of access to the financial and managerial resources of Portugal Telecom from which PT Multimédia has benefited in the past.

        Even if the benefits of the spin-off are ultimately realized, PT Multimédia may also need a period of transition before it is able to operate effectively as a fully independent company. As described more fully below, PT Multimédia will be party to a number of contracts after the spin-off and may have to manage increased costs in developing systems and business functions. In addition, PT Multimédia's management may require a period of transition to implement PT Multimédia's strategy as an independent company. All these factors could affect, during the transition period, PT Multimédia's agility in pursuing its strategy and reacting to events and could limit its ability to realize the potential benefits from the spin-off.

PT Multimédia is subject to competition in each of its business areas, including from Portugal Telecom.

        See "—Risks Related to PT Multimédia—PT Multimédia is subject to competition in each of its business areas, including from Portugal Telecom."

Conflicts of interest may arise between Portugal Telecom and PT Multimédia that could be resolved in a manner unfavorable to PT Multimédia.

        Questions relating to conflicts of interest may arise between Portugal Telecom and PT Multimédia in a number of areas relating to their past and ongoing relationships. Areas in which conflicts of interest between Portugal Telecom and PT Multimédia could arise include, but are not limited to, the following:

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  segregation, coordination and transfer of work assignments within certain corporate and administrative functions that conducted duties for both Portugal Telecom's and PT Multimédia's operations;

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  negotiation of payment terms for limited corporate and administrative functions that are expected to be provided by Portugal Telecom to PT Multimédia during a transition period;

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  allocation of liabilities for events arising before the spin-off; and

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  identification and segregation of corporate records and documents.

At the effective time of the spin-off, PT Multimédia will be the party to a number of important agreements with subsidiaries of Portugal Telecom, the most important of which are expected to be:

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  a contract with PT Comunicações for the use of its fiber optic network to provide pay TV, Internet access and telephony services to its customers; and

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  a contract with PT PRO for the provision of administrative services to PT Multimédia.

These contracts are described in greater detail under "Certain Relationships Between Portugal Telecom and PT Multimédia." All these contracts have been and are being negotiated while PT Multimédia is a subsidiary of Portugal Telecom. Conflicts could arise in the interpretation of these contracts or in any extension or renewal of the contracts after the spin-off.

PT Multimédia will continue to depend on Portugal Telecom's network to deliver its pay TV, Internet access and voice telephony services, and the network may not be available on acceptable terms.

        PT Multimédia's subsidiary TV Cabo leases capacity on the fiber optic network owned by Portugal Telecom's subsidiary PT Comunicações, which TV Cabo uses to provide pay TV, Internet access and voice telephony services. TV Cabo has entered into a contract with PT Comunicações that expires in December 2008 and is currently being re-negotiated. See "Certain Relationships Between Portugal Telecom and PT Multimédia."

        To be able to provide its services via cable, TV Cabo will have to renew its contract with PT Comunicações periodically, and it may not be able to do so on terms that allow it to preserve its current margins or at all. There is no other readily available fiber optic network in Portugal that TV Cabo could use to deliver its services, and PT Comunicações is not required to provide access to TV Cabo on terms acceptable to TV Cabo. An interruption in TV Cabo's access to the network or a significant increase in price charged by PT Comunicações for that access could materially adversely affect the financial position and results of operations of TV Cabo and PT Multimédia.

PT Multimédia's results as a subsidiary of Portugal Telecom may not be a reliable predictor of future results.

        PT Multimédia was created by Portugal Telecom in July 1999 to operate its multimedia businesses, and Portugal Telecom undertook an initial public offering in Portugal of a minority of PT Multimédia's ordinary shares in November 1999. Since then, PT Multimédia has been controlled by Portugal Telecom, and the two companies have shared many members of management as well as administrative and other functions. PT Multimédia has never operated independently of Portugal Telecom. Therefore, PT Multimédia's past financial condition and results of operations may not reliably predict PT Multimédia's prospects as an independent company.

PT Multimédia may experience increased costs after the spin-off or as a result of the spin-off, which could decrease its overall profitability.

        Historically, Portugal Telecom has performed a number of corporate functions for PT Multimédia's operations, such as financial reporting and treasury services. Although PT Multimédia has entered into contracts with subsidiaries of Portugal Telecom to provide some of these services after the spin-off, other services will be performed by PT Multimédia after the spin-off. PT Multimédia expects to hire a number of employees to undertake responsibilities formerly handled by Portugal Telecom or by employees ceded to PT Multimédia by Portugal Telecom. PT Multimédia may incur other costs associated with developing and implementing its own support functions and may have to dedicate management and employee time to develop these functions. When PT Multimédia begins to operate these functions independently, if it has not developed adequate systems and business functions, or has not obtained them from other providers, PT Multimédia may not be able to operate effectively and its profitability may decline.

The operations of PT Multimédia may depend on the availability of additional financing and, after the spin-off, it will not be able to obtain financing or guarantees from Portugal Telecom.

        Following the spin-off, PT Multimédia expects initially to have sufficient liquidity to support the development of its business. In the future, however, it may require additional financing for liquidity, capital requirements and growth initiatives. After the spin-off, Portugal Telecom will not provide funds to PT Multimédia, or otherwise facilitate its access to funds, by the granting of guarantees or otherwise. Accordingly, PT Multimédia will depend on its ability to generate cash flow from operations and to borrow funds and issue securities in the capital markets to maintain and expand its business. PT Multimédia may need to incur debt on terms and at interest rates that may not be as favorable as those historically enjoyed by PT Multimédia. Any inability by PT Multimédia to obtain financing in the future on favorable terms could have a negative effect on its financial condition and results of operations.

Risks Related to PT Multimédia's Ordinary Shares and ADSs

There is no existing trading market for PT Multimédia's ordinary shares in the United States, and PT Multimédia shareholders may not have liquidity to sell their shares.

        Portugal Telecom's ordinary shares are listed on the regulated market Eurolist by Euronext Lisbon under the symbol "PTC" and traded on the New York Stock Exchange, or "NYSE," under the symbol "PT" in the form of ADSs, each representing one ordinary share. Portugal Telecom's ordinary shares are quoted in Euros, while its ADSs are quoted in U.S. dollars. PT Multimédia's ordinary shares are listed on the regulated market Eurolist by Euronext Lisbon and quoted only in Euros. Unlike Portugal Telecom, PT Multimédia has no listing in the United States and does not intend to obtain one. There is consequently no public market for PT Multimédia's ordinary shares in the United States. PT Multimédia's ADSs will be issued under a "Level I" ADS program, and the PT Multimédia ADSs will not be listed on any stock exchange.

        In addition, PT Multimédia is a much smaller company than Portugal Telecom, and its shares are less liquid. On October 12, 2007, Portugal Telecom had a total market capitalization of €10.6 billion, or US$15.0 billion, while PT Multimédia had a total market capitalization of €3.2 billion, or US$4.6 billion. In the spin-off, you will receive PT Multimédia ordinary shares or PTM ADSs with a less active and liquid trading market in comparison to Portugal Telecom's ordinary shares or PT ADSs. You may have difficulty selling your PT Multimédia ordinary shares, or the price at which you sell those shares may not be favorable and may be affected by their liquidity.

PT Multimédia's ADSs will not be listed on any stock exchange and their liquidity will be very limited.

        Holders of Portugal Telecom ADSs will receive ADSs of PT Multimédia in the spin-off, each of which will represent one PT Multimédia ordinary share. However, unlike Portugal Telecom's ADSs, the PT Multimédia ADSs will not be listed on any stock exchange. Any transfer of PT Multimédia ADSs will have to occur on the over-the-counter market, and the liquidity of the PT Multimédia ADSs is expected to be very limited. The liquidity of the PT Multimédia ADSs may further decrease to the extent that holders of PT Multimédia ADSs surrender those ADSs and withdraw the underlying ordinary shares after the spin-off.

It is not possible to predict the prices at which Portugal Telecom's and PT Multimédia's ordinary shares will trade after the spin-off.

        The market price of both Portugal Telecom's and PT Multimédia's ordinary shares may decline below their prices on the date of the spin-off. The market price of PT Multimédia's ordinary shares may fluctuate significantly due to a number of factors, including:

  •
  PT Multimédia's quarterly or annual earnings, or those of other companies in PT Multimédia's industry;

  •
  actual or anticipated fluctuations in PT Multimédia's operating results;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

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  the failure of securities analysts to cover PT Multimédia's ordinary shares with the same emphasis that they cover PT shares after the spin-off, or changes in financial estimates by such analysts;

  •
  changes in earnings estimates by securities analysts or PT Multimédia's ability to meet those estimates;

  •
  the operating and stock price performance of other comparable companies, as well as such companies' relatively lower valuations as a multiple of relevant earnings metrics;

  •
  the increased free float of PT Multimédia following the spin-off;

  •
  overall market fluctuations; and

  •
  general economic conditions.

        Depending on the circumstances, the combined market price of the Portugal Telecom and PT Multimédia ordinary shares you hold following the spin-off could be less than the market price of the Portugal Telecom ordinary shares you hold before the spin-off.

Substantial sales of PT Multimédia's shares following the spin-off may adversely affect the trading price of PT Multimédia's shares.

        All of the PT Multimédia ordinary shares held by persons who are not affiliates of Portugal Telecom may be sold in the market after the spin-off. Some of Portugal Telecom's shareholders who receive PT Multimédia ordinary shares may decide that their investment objectives do not include Internet via cable, pay TV, programming content, e-commerce and other businesses pursued by PT Multimédia and may sell their PT Multimédia ordinary shares following the spin-off. We cannot predict whether shareholders will sell large numbers of PT Multimédia ordinary shares in the public market following the spin-off or how quickly they may sell these shares. If PT Multimédia shareholders sell large numbers of PT Multimédia ordinary shares over a short period of time, or if investors anticipate large sales of PT Multimédia ordinary shares over a short period of time, this could adversely affect the market price of those shares.

        In addition, telecommunications or multimedia companies holding more than 10% of PT Multimédia's ordinary shares after the spin-off may be required to sell a portion of those shares. See "—PT Multimédia's organizational documents contain provisions that limit ownership by competitors and could discourage a change of control." For example, Telefónica, S.A., the Spanish telecommunications company, holds 9.96% of Portugal Telecom's ordinary shares and may hold more than 10% of PT Multimédia's ordinary shares following the spin-off. If Telefónica or another shareholder that is a telecommunications or multimedia company is forced to sell a portion of its shares, those sales could depress the market price of PT Multimédia's ordinary shares.

Due to the limited liquidity of PT Multimédia ordinary shares today and other factors, the market price of the PT Multimédia ordinary shares immediately after the spin-off may be lower than the price today.

        The spin-off will significantly increase the liquidity of the PT Multimédia ordinary shares, and shareholders may find it easier to sell shares after the spin-off. In addition to the considerations described in the preceding risk factor, this increased liquidity may lead to increased sales of PT Multimédia ordinary shares, which could adversely affect the market price of those shares. In addition, the valuation of PT Multimédia ordinary shares as a multiple of relevant earnings metrics is above that of other European and United States pay TV and multimedia companies, which may not be sustainable following the spin-off.

PT Multimédia's organizational documents contain provisions that limit ownership by competitors.

        PT Multimédia's articles of association (estatutos sociais) provide that no shareholder performing, directly or indirectly, an activity that competes with any of PT Multimédia's subsidiaries' activities may hold or control ordinary shares representing in the aggregate more than 10% of PT Multimédia's share capital without the authorization of a shareholders' meeting. The provision of telecommunications services or network capacity, media, interactive or non-interactive content and electronic commerce is considered a competing activity for this purpose. Entities that, directly or indirectly, hold at least 10% of the share capital of a company engaged in any of the activities above, or at least 10% of whose share capital is held by such a company, are considered to be indirectly engaged in a competing activity.

        If any such shareholder holds or controls ordinary shares in excess of 10% of PT Multimédia's share capital, the shareholders may decide at a shareholders' meeting to require the cancellation of the ordinary shares held in excess of such 10% limit. In that case, PT Multimédia must compensate the shareholder for the lesser of the nominal value of the cancelled ordinary shares or their market value, unless the shareholder receives permission from the board of directors to reduce the number of ordinary shares held to 10% or less of PT Multimédia's share capital.

        The articles of association also provide that the voting rights exercised by a single shareholder are limited to a maximum of 10% of PT Multimédia's share capital. As a result, no single shareholder can exercise voting rights, in his own name or on behalf of other shareholders, representing more than 10% of PT Multimédia's share capital.

PT Multimédia will not file periodic reports under the Exchange Act with the SEC.

        Under Rule 12g3-2(b), PT Multimédia will be required to make available on its website English-language versions of its annual report, press releases and certain other information made public in Portugal. However, PT Multimédia will not be required to file with the SEC annual reports on Form 20-F or furnish reports on Form 6-K. As a result, the level of disclosure and the type of information provided by PT Multimédia to holders of its ordinary shares and PTM ADSs may not be as extensive and detailed as it would have been had PT Multimédia been required to file its annual reports on Form 20-F and furnish reports on Form 6-K with the SEC. The information to be provided by PT Multimédia may also be less extensive than the information you are used to receiving as a holder of Portugal Telecom ordinary shares or PT ADSs.

Holders of PTM ADSs may face disadvantages compared to an ordinary shareholder when attempting to exercise voting rights.

        Holders of PTM ADSs may instruct the Depositary to vote the ordinary shares underlying the ADSs. For the Depositary to follow the voting instructions, it must receive them on or before the date specified in PT Multimédia's voting materials. The Depositary must try, as far as practical, subject to Portuguese law and PT Multimédia's articles of association, to vote the ordinary shares as instructed. In most cases, if the PTM ADS holder does not give instructions to the Depositary, it may vote the ordinary shares in favor of proposals supported by PT Multimédia's board of directors, or, when practicable and permitted, give a discretionary proxy to a person designated by PT Multimédia. Neither Portugal Telecom nor PT Multimédia can be certain that PTM ADS holders will receive voting materials in time to ensure that they can instruct the Depositary to vote the underlying ordinary shares. Also, the Depositary is not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that PTM ADS holders may not be able to exercise their right to vote and there may be nothing they can do if their ordinary shares or other deposited securities are not voted as requested.

        In addition, unlike Portugal Telecom's articles of association, PT Multimédia's articles of association do not contain a provision that permits the Depositary to vote all the ordinary shares underlying the PTM ADSs even if those ordinary shares exceed 10% of PT Multimédia's share capital and would otherwise trigger the limitation described above under "—PT Multimédia's organizational documents contain provisions that limit ownership by competitors." As a result, if the total ordinary shares underlying PTM ADSs exceed 10% of PT Multimédia's share capital, the Depositary will not be able to give effect to any voting instructions with respect to the excess votes, and your voting rights could accordingly be limited.

Accounting and corporate disclosure standards for public companies listed in Portugal differ from those applicable to public companies in the United States and other jurisdictions.

        The financial information of PT Multimédia as presented in this information statement is prepared in accordance with IFRS, which differs in certain significant respects from accounting principles generally accepted in certain other countries, including the United States. Certain significant differences between IFRS and U.S. GAAP are discussed in "Summary of Certain Differences Between IFRS and U.S. GAAP (Unaudited)." However, PT Multimédia has made no attempt to quantify the impact of these differences. Had PT Multimédia prepared its financial statements and the other financial information included in this information statement in accordance with U.S. GAAP, its results of operations and financial position could have been materially different. In addition, there may be less publicly available

Information about public companies listed in Portugal than is regularly made available by public companies in the United States or elsewhere.

If you are a U.S. tax resident, you will not be eligible for the reduced rates of Portuguese withholding tax on dividends under the U.S.-Portugal income tax treaty unless you fill out a form required by the Portuguese tax authorities and get it certified by the U.S. Internal Revenue Service.

        The distribution of PT Multimédia ordinary shares and PTM ADSs in the spin-off will be taxable under Portuguese tax law. Under that law, dividends paid by Portuguese companies are subject to withholding tax at a 20% rate. However, under the U.S.-Portugal income tax treaty, the withholding tax rate on dividends distributed to U.S. tax residents may be reduced, as a general rule, to 15%. In order to apply the reduced treaty rate, confirmation that each shareholder is eligible for the benefits of the treaty is required. A specific form (Form 8-RFI of the Directorate-General of Taxes (Direcção Geral de Impostos—DGCI) of the Portuguese Ministry of Finance), duly certified by the U.S. Internal Revenue Service, must be received by the custodian for the Depositary, if you are a holder of PT ADSs, or your financial intermediary, if you are a holder of Portugal Telecom ordinary shares, prior to the date the dividends are made available to shareholders.

        If this form is not available as of the relevant date, Portuguese withholding tax will be levied at the 20% rate. However, the 5% excess Portuguese withholding tax may be subsequently reimbursed by the Portuguese tax authorities pursuant to specific claims of individual shareholders on Form 14-RFI of the Directorate-General of Taxes (Direcção Geral de Impostos—DGCI) of the Portuguese Ministry of Finance, duly certified by the U.S. Internal Revenue Service and presented to the Portuguese tax authorities within two years following the date the dividends are made available. See "The Spin-Off—Tax Considerations—Portuguese Tax Considerations."

        You should know that receiving certification of a Form 8-RFI or Form 14-RFI from the U.S. Internal Revenue Service can be a lengthy process. Therefore, it is unlikely that you will be able to receive certification of Form 8-RFI before the distribution date, and you will likely be subject, at least initially, to Portuguese withholding tax at the 20% rate. Although Portuguese law states that the excess withholding tax should be reimbursed within one year from the date the claim was submitted, we cannot guarantee if or when you will receive any reimbursement of the 5% excess Portuguese withholding tax even if you fill out Form 14-RFI and are eligible to receive reimbursement as described above. Please contact your tax advisor if you wish to fill out Form 8-RFI or Form 14-RFI to claim eligibility for the benefits of the treaty.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

        This information statement includes, and documents incorporated by reference herein and future public filings and oral and written statements by the managements of Portugal Telecom and PT Multimédia may include, statements that constitute "forward-looking statements," including, but not limited to (1) information concerning possible or assumed future results of operations, earnings, industry conditions, demand and pricing for products and other aspects of the businesses of Portugal Telecom and PT Multimédia under the captions "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operation of Portugal Telecom," "Management's Discussion and Analysis of Financial Condition and Results of Operation of PT Multimédia" and "Information About PT Multimédia"; and (2) statements that are preceded by, followed by or include the words "believes," "expects," "anticipates," "intends," "is confident," "plans," "estimates," "may," "might," "could," "would," the negatives of such terms or similar expressions.

        Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although such statements are based on assumptions that we believe to be reasonable, actual results may differ materially from those anticipated in these forward-looking statements. Many of the factors that will determine these results are beyond our and PT Multimédia's ability to control or predict. Investors are cautioned not to put undue reliance on any forward-looking statements.

        The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

  •
  increased competition resulting from further liberalization of the telecommunications sector in Portugal and direct competition between Portugal Telecom and PT Multimédia after the spin-off;

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  differences between the actual revenues and operating costs of Portugal Telecom and PT Multimédia after the spin-off and those that were expected before the spin-off or that were reported before the spin-off;

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  material adverse changes in economic conditions in Portugal or in other markets in which Portugal Telecom or PT Multimédia operate;

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  risks and uncertainties related to national and supranational regulation;

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  the development and marketing of new products and services and market acceptance of such products and services;

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  the ability to respond to changing consumer preferences;

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  the adverse determination of disputes under litigation; and

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  the ability to maintain and expand operations.

        These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this information statement. If one or more of these or other risks or uncertainties materialize, or if our or PT Multimédia's underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this information statement are made only as of the date of this information statement, and we or PT Multimédia undertake no obligation to publicly update or review any forward-looking statement made by us or on our behalf, or by PT Multimédia or on its behalf, whether as a result of new information, future developments, subsequent events or circumstances or otherwise.

THE SPIN-OFF

Overview

        This information statement is being furnished solely to provide information to holders of Portugal Telecom ordinary shares and PT ADSs about the spin-off of ordinary shares of PT Multimédia. In the spin-off, we will distribute ordinary shares of our subsidiary PT Multimédia to holders of Portugal Telecom ordinary shares and PT ADSs. Holders of PT ADSs will receive PTM ADSs. The spin-off will be implemented in accordance with the laws of Portugal.

        The number of PT Multimédia ordinary shares or PTM ADSs to be received in the spin-off by a holder of Portugal Telecom shares or PT ADSs will be determined by multiplying the number of ordinary shares or PT ADSs held on November 1, 2007, the record date, by the spin-off ratio, rounded down to the nearest whole share after the application of Portuguese withholding tax, as explained in this information statement. The spin-off ratio is 0.176067 PT Multimédia ordinary shares or PTM ADSs for every Portugal Telecom ordinary share or PT ADS held on the record date.

        The spin-off will be effective on the distribution date, which is expected to be November 7, 2007. The PTM ADSs will be delivered to PT ADS holders on or about three business days after the delivery of PTM ordinary shares to PT shareholders. An expected timetable for the spin-off is set forth under "Summary—Expected Timetable." In order to be entitled to receive PT Multimédia ordinary shares in the spin-off, Portugal Telecom shareholders must be shareholders at the close of business of the regulated market Eurolist by Euronext Lisbon on the record date. Portugal Telecom ordinary shares will trade ex-right to PT Multimédia ordinary shares as from the second business day prior to the record date. In order to be entitled to receive PTM ADSs in the spin-off, holders of PT ADSs must hold those PT ADSs at the close of business of the New York Stock Exchange on the record date.

        The spin-off of the PT Multimédia ordinary shares and ADSs will be made in book-entry form. No fractional shares will be issued. Those shareholders who would otherwise be entitled to receive fractional shares will receive cash in lieu of fractional shares as further discussed below. Each PT Multimédia ordinary share that is distributed will be validly issued, fully paid and nonassessable and free of preemptive rights.

        Holders of Portugal Telecom ordinary shares and PT ADSs will not be required to pay for PT Multimédia ordinary shares or PTM ADSs received in the spin-off or to surrender or exchange Portugal Telecom shares or PT ADSs in order to receive PT Multimédia ordinary shares or PTM ADSs.

        Holders that are U.S. tax residents will need to fill out the tax forms described in "—Tax Considerations—Portuguese Tax Considerations" below to obtain the benefits of the U.S.-Portugal income tax treaty. In addition, holders of Portugal Telecom ordinary shares should make sure that the financial intermediaries through which they hold their shares have up-to-date information on their tax status. Any holder that is uncertain as to whether its financial intermediary has that information should contact its financial intermediary before the record date.

        After the spin-off, Portugal Telecom and PT Multimédia are expected to operate as independent companies. Portugal Telecom is expected to retain approximately 7% of the PT Multimédia ordinary shares immediately after the spin-off due to the mechanics for applying withholding tax and adjustments for fractional shares as described below, but neither company is expected to have a role in the management of the other.

        Portugal Telecom and PT Multimédia are parties to certain arms length contracts in the ordinary course of their businesses, and they will continue to be parties to a number of such contracts after the spin-off. See "Certain Relationships Between Portugal Telecom and PT Multimédia."

Reasons for the Spin-Off

        Portugal Telecom's management believes that the separation of PT Multimédia from Portugal Telecom will contribute positively to the development of the telecommunications market in Portugal, allowing the market to develop increasingly innovative and convergent services for consumers. We believe that the resulting market structure should give us flexibility to offer more and better services to our customers, while enabling PT Multimédia to pursue its own competitive strategy domestically and abroad. The separation will also allow the management of each company to focus on its core competencies, which is likely to create greater value for shareholders over time. The separation, although not required by any Portuguese or European Union authority, also addresses the long-standing objectives of the Portuguese regulators.

Spin-Off Ratio

        The number of PT Multimédia ordinary shares or PTM ADSs to be received by each holder of Portugal Telecom shares or PT ADSs in the spin-off will be determined by multiplying the number of Portugal Telecom ordinary shares or PT ADSs held by such person on November 1, 2007, or the "record date," by the spin-off ratio, rounded down to the nearest whole share after the application of Portuguese withholding tax, as explained in this information statement. The spin-off ratio is 0.176067 PT Multimédia ordinary shares or PTM ADSs for every Portugal Telecom ordinary share or PT ADS held on the record date.

        No PT Multimédia ordinary shares will be distributed to Portugal Telecom in respect of the Portugal Telecom ordinary shares held in treasury on the record date. Instead, the PT Multimédia ordinary shares that would otherwise have been attributed to Portugal Telecom ordinary shares held in treasury are being distributed pro rata to Portugal Telecom's shareholders and are reflected in the spin-off ratio.

Shareholder Approval

        In accordance with Portuguese law and our by-laws, the spin-off required the approval of shares representing more than 50% of the share capital of Portugal Telecom represented at a general meeting of shareholders. On April 27, 2007, our shareholders approved the spin-off by the requisite majority vote.

        We are not asking you for a proxy, and you are requested not to send us a proxy.

Appraisal Rights

        Holders of PT ordinary shares or ADSs will not be entitled to appraisal rights in connection with the spin-off. That is, Portuguese law does not give holders the right to demand an appraisal of the fair value of their Portugal Telecom ordinary shares of PT ADSs, or of the PT Multimédia ordinary shares or PTM ADSs they will receive in the spin-off, and the payment of any such amounts to them in lieu of participating in the spin-off.

Fractional Shares

        The application of the ratio for the distribution of PT Multimédia ordinary shares and ADSs to Portugal Telecom shareholders may result in fractional shares and ADSs for which Portugal Telecom shareholders are expected to receive cash. Each custodian bank through which shareholders hold Portugal Telecom shares in the Portuguese book-entry system will indicate the aggregate whole number of PT Multimédia ordinary shares to which its clients are entitled in the spin-off, net of Portuguese withholding tax as described below. In the spin-off, the custodian bank will receive those PT Multimédia ordinary shares and cash in an amount equal to the aggregate fractional PT Multimédia ordinary shares to which its clients would be entitled, based on the closing price of the PT Multimédia ordinary shares on the regulated market Eurolist by Euronext Lisbon on the trading day before the distribution date. The custodian bank will then distribute the cash to its clients as appropriate.

        The Bank of New York, as Depositary under Portugal Telecom's ADS program and holder of the Portugal Telecom ordinary shares underlying the PT ADSs, is expected to aggregate fractional PT ADSs and sell them in the over-the-counter market. The Bank of New York will distribute the cash resulting from those sales to PT ADS holders as appropriate.

        We currently expect to use our cash on hand or other working capital to fund such payments related to fractional shares.

Withholding Tax Mechanics

        In the spin-off, holders will receive PT Multimédia ordinary shares or PTM ADSs net of Portuguese withholding tax applied at their applicable tax rates.

        If you hold Portugal Telecom ordinary shares, an amount in cash from Portugal Telecom equal to your withholding tax obligations in the spin-off will be deposited with your financial intermediary on the same day that you receive PT Multimédia ordinary shares in the spin-off net of that withholding tax amount. Your financial intermediary will forward this cash amount to the Portuguese tax authorities on your behalf.

        If you hold PT ADSs, an amount in cash from Portugal Telecom equal to the withholding tax obligations of The Bank of New York, as holder of the Portugal Telecom ordinary shares underlying the PT ADSs (the "Depositary"), will be deposited in the account of Banco Espírito Santo, as custodian for the Depositary, on the same day that the custodian receives PT Multimédia ordinary shares in the spin-off net of that withholding tax amount. The custodian will forward this cash amount to the Portuguese tax authorities.

        The amount of cash from Portugal Telecom to be deposited in the accounts of financial intermediaries to enable those intermediaries to fulfill withholding tax obligations on behalf of holders of Portugal Telecom ordinary shares will be based on the closing price of the PT Multimédia ordinary shares on the regulated market Eurolist by Euronext Lisbon on the trading day before the distribution date. Portugal Telecom is expected to obtain the funds necessary to make this deposit from cash on hand or working capital facilities.

        Immediately after the spin-off, Portugal Telecom will retain PT Multimédia ordinary shares having an aggregate market value (on the date described in the preceding paragraph) approximately equal to the total amount of cash deposited by Portugal Telecom to enable financial intermediaries to fulfill their withholding tax obligations in connection with the spin-off. Based on our estimates of the withholding tax rates of Portugal Telecom's shareholders, we expect that Portugal Telecom will withhold approximately 7% of the PT Multimédia ordinary shares due to the application of withholding tax. Portugal Telecom expects to sell these retained shares to one or more investors in private sales either concurrently with or following the spin-off. The agreements with such purchasers will prohibit those purchasers from selling the PT Multimédia shares for six months from the distribution date, except to affiliates.

Listing and Trading of PT Multimédia Ordinary Shares; No Listing for PT Multimédia ADSs

        PT Multimédia's ordinary shares are listed on the regulated market Eurolist by Euronext Lisbon. See "Market Information—PT Multimédia" in this information statement for historical market prices information.

        There is no established public trading market for PT Multimédia ordinary shares in the United States. PT Multimédia does not currently intend to seek a listing of its ordinary shares in any other jurisdiction.

        The PTM ADSs will not be listed on any stock exchange and will be traded on the over-the-counter market. The liquidity of the PTM ADSs is expected to be very limited. See "Risk Factors—Risks Related to PT Multimédia's Ordinary Shares and ADSs."

Former Class A Shares of PT Multimédia

        Until September 17, 2007, PT Multimédia had 102,000 outstanding Class A shares, which granted special rights to Portugal Telecom, as their sole holder, under PT Multimédia's by-laws. On September 17, 2007, all these Class A shares were converted into PT Multimédia ordinary shares, and such shares will be distributed to Portugal Telecom's shareholders with the other PT Multimédia ordinary shares in the spin-off.

Tax Considerations

U.S. Federal Income Tax Considerations

        To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that any discussion of tax matters set forth in this information statement was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used, for the purpose of avoiding tax-related penalties under federal, state or local tax law. You should seek advice based on your particular circumstances from an independent tax advisor.

        The following summary describes certain U.S. federal income tax consequences of the distribution by Portugal Telecom of the ordinary shares of PT Multimédia ("PT Multimédia Shares"), the PTM ADSs and cash in lieu of fractional shares, as well as certain U.S. federal income tax consequences of the acquisition, ownership and disposition of PT Multimédia Shares and PTM ADSs as of the date hereof. The discussion set forth below is applicable to U.S. Holders (as defined below) (i) who are residents of the United States for purposes of the convention between the United States of America and the Portuguese Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, including all protocols thereto (the "Treaty"), (ii) whose ordinary shares of Portugal Telecom ("PT Shares" and together with the PT Multimédia Shares, "Shares"), PT Multimédia Shares, PT ADSs (together with the PTM ADSs, "ADSs") or PTM ADSs are not, for purposes of the Treaty, effectively connected with a permanent establishment in Portugal and (iii) who otherwise qualify for the full benefits of the Treaty. Except where noted, this summary deals only with Shares and ADSs held as capital assets. As used herein, the term "U.S. Holder" means a holder of Shares or ADSs that is for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.

        This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

  •
  a dealer in securities or currencies;

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  a financial institution;

  •
  a regulated investment company;

  •
  a real estate investment trust;

  •
  an insurance company;

  •
  a tax-exempt organization;

  •
  a person holding Shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

  •
  a trader in securities that has elected the mark-to-market method of accounting for your securities;

  •
  a person liable for alternative minimum tax;

  •
  a person who owns 10% or more of the voting stock of Portugal Telecom or PT Multimédia;

  •
  a partnership or other pass-through entity for U.S. federal income tax purposes; or

  •
  a person whose "functional currency" is not the U.S. dollar.

        The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositaries to us and PT Multimédia and assumes that the deposit agreements, and all other related agreements, have been and will be performed in accordance with their terms.

        If a partnership holds Shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Shares or ADSs, you should consult your tax advisors.

        This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws. You should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

        The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Portuguese taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and Portugal Telecom or PT Multimédia, as the case may be.

  Taxation of the Spin-Off

        The distribution of the PT Multimedia Shares and PTM ADSs (including cash distributed in lieu of fractional shares and amounts withheld, if any, to reflect Portuguese withholding taxes) will be a taxable event for U.S. federal income tax purposes and will be taxable as a dividend to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The fair market value of the PT Multimédia Shares and PTM ADSs (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of PT Multimédia Shares, or by the Depositary, in the case of PTM ADSs, to the extent the distribution is treated as a dividend. This dividend will not be eligible for the dividends received deduction allowed to corporations under the Code.

        To the extent that the fair market value of the PT Multimédia Shares or PTM ADSs distributed to you exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of your PT Shares or PT ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of your PT Shares or PT ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, any amount of the distribution in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Portuguese withholding tax imposed on such amount unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

        The amount of any cash dividend that you receive in the distribution in lieu of fractional shares that is paid in Euros will equal the U.S. dollar value of the Euros received calculated by reference to the exchange rate in effect on the date the dividend is received as discussed below under "—Taxation of PT Multimédia Shares and PTM ADSs—Taxation of Dividends."

        Because we believe we are a qualified foreign corporation, non-corporate U.S. Holders may be eligible for the reduced rates of taxation discussed below under "—Taxation of PT Multimédia Shares and PTM ADSs—Taxation of Dividends," provided the holding period and other requirements discussed therein are met with respect to your PT Shares or PT ADSs.

        To the extent the distribution of the PT Multimédia Shares or PTM ADSs is treated as a dividend for Portuguese income tax purposes, it will be subject to withholding at a maximum rate of 20%. As discussed in more detail under "Tax Considerations—Portuguese Tax Considerations," if, prior to the distribution, you properly demonstrate to the custodian for the Depositary, if you are a holder of PT ADSs, or to your financial intermediary, if you are a holder of PT Shares, your entitlement to the reduced rate of withholding under the Treaty, the maximum withholding rate will be reduced to 15%. If the requisite forms are not presented prior to the distribution, you may seek reimbursement of any excess withholding from the Portuguese tax authorities by following the procedures set forth below under "Tax Considerations—Portuguese Tax Considerations." Any Portuguese withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability as discussed and subject to the limitations discussed below under "—Taxation of PT Multimédia Shares and PTM ADSs—Taxation of Dividends."

        We do not believe that we are, or were in any prior years, for U.S. federal income tax purposes, a PFIC, and we expect to operate in such a manner so as not to become a PFIC. If, however, we are a PFIC, or were in any year in which you held PT Shares or PT ADSs, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the PT Shares or PT ADSs and on any portion of the distribution of PT Multimédia Shares or PTM ADSs that constitutes an "excess distribution," plus an interest charge on certain taxes treated as having been deferred under the PFIC rules that arise from such gain or excess distribution. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any distributions treated as dividends (including any portion of the distribution of PT Multimédia Shares or PTM ADSs treated as a dividend) if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

        In general, information reporting will apply and backup withholding may apply to the distribution of PT Multimédia Shares and PTM ADSs as discussed below under "—Taxation of PT Multimédia Shares and PTM ADSs—Information and Backup Withholding."

  Taxation of PT Multimédia Shares and PTM ADSs

  PTM ADSs

        If you hold PTM ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying PT Multimédia Shares that are represented by such PTM ADSs. Accordingly, deposits or withdrawals of PT Multimédia Shares for PTM ADSs will not be subject to U.S. federal income tax.

  Taxation of Dividends

        Subject to the discussion under "—Passive Foreign Investment Company" below, the gross amount of distributions on the PT Multimédia Shares and PTM ADSs (including amounts withheld to reflect Portuguese withholding taxes) will be taxable as dividends, to the extent paid out of PT Multimédia's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of PT Multimédia Shares, or by the Depositary, in the case of PTM ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

        With respect to non-corporate U.S. Holders, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the United States Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The United States Treasury Department has determined that the Treaty meets these requirements, and we believe PT Multimédia is eligible for the benefits of the Treaty. However, non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.

        The amount of any dividend paid in Euros will equal the U.S. dollar value of the Euros received calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of PT Multimédia Shares, or by the Depositary, in the case of PTM ADSs, regardless of whether the Euros are converted into U.S. dollars. If the Euros received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the Euros equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Euros will be treated as U.S. source ordinary income or loss.

        The maximum rate of withholding tax on dividends paid to you is 20%. If you properly demonstrate to the custodian for the Depositary, if you are a holder of PTM ADSs, or to your financial intermediary, if you are a holder of PT Multimédia Shares, your entitlement to the reduced rate of withholding under the Treaty, the maximum rate of withholding tax on dividends paid to you thereafter will be reduced to 15%. If the requisite forms are not provided by the time the dividends are made available, you may seek reimbursement of any excess withholding tax on dividends paid to you by following the procedures set forth below under "Tax Considerations—Portuguese Tax Considerations." Subject to certain conditions and limitations, Portuguese withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on PT Multimédia Shares or PTM ADSs will be treated as income from sources outside the United States and will generally constitute passive income. Further, in certain circumstances, if you:

  •
  have held PT Multimédia Shares or PTM ADSs for less than a specified minimum period during which you are not protected from risk of loss, or

  •
  are obligated to make payments related to the dividends,

you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on PT Multimédia Shares or PTM ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

        To the extent that the amount of any distribution exceeds PT Multimédia's current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the PT Multimédia Shares or PTM ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the PT Multimédia Shares or PTM ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of PT Multimédia's current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Portuguese withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes. However, PT Multimédia does not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

        Distributions of PTM ADSs, PT Multimédia Shares or rights to subscribe for PT Multimédia Shares that are received as part of a pro rata distribution to all of PT Multimédia's shareholders generally will not be subject to U.S. federal income tax. The basis of the new PTM ADSs, PT Multimédia Shares or rights so received will generally be determined by allocating your basis in the old PTM ADSs or PT Multimédia Shares between the old PTM ADSs or PT Multimédia Shares and the new PTM ADSs or PT Multimédia Shares or rights received, based on their relative fair market values on the date of distribution.

  Passive Foreign Investment Company

        We do not believe that PT Multimédia is, for U.S. federal income tax purposes, a PFIC, and we expect PT Multimédia to operate in such a manner so as not to become a PFIC. If, however, PT Multimédia is or becomes a PFIC, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the PT Multimédia Shares or PTM ADSs and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from PT Multimédia prior to January 1, 2011, if PT Multimédia is a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

  Taxation of Capital Gains

        For U.S. federal income tax purposes and subject to the discussion under "—Passive Foreign Investment Company" above, you will recognize taxable gain or loss on any sale or exchange of PT Multimédia Shares or PTM ADSs in an amount equal to the difference between the amount realized for the PT Multimédia Shares or PTM ADSs and your tax basis in the PT Multimédia Shares or PTM ADSs. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss, subject to possible resourcing pursuant to the Treaty.

  Information Reporting and Backup Withholding

        In general, information reporting will apply to dividends in respect of PT Multimédia Shares or PTM ADSs and the proceeds from the sale, exchange or redemption of PT Multimédia Shares or PTM ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report full dividend and interest income.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Portuguese Tax Considerations

        The following summary describes certain Portuguese tax consequences of the distribution by Portugal Telecom of the PT Multimédia Shares and PTM ADSs and cash in lieu of fractional shares as well as certain Portuguese tax consequences of the acquisition, ownership and disposition of PT Multimédia Shares and PTM ADSs as of the date hereof.

  Taxation of the Spin-Off

        The distribution of PT Multimédia Shares or PTM ADSs will qualify as a taxable event for Portuguese tax purposes. The same regime will apply to any cash that you receive in the distribution in lieu of fractional shares.

        According to the Portuguese tax law, dividends paid by resident companies are subject to withholding tax at a 20% rate. Withholding tax on the PT Multimédia Shares or PTM ADSs received in the spin-off will be calculated on the basis of the closing price of the PT Multimédia Shares and PTM ADSs on the regulated market Eurolist by Euronext Lisbon on November 6, 2007. Withholding tax on cash received in lieu of fractional shares will be calculated on the basis of the gross amount of cash each holder of PT Shares and PT ADSs is entitled to receive.

        However, under the Treaty, the withholding tax rate on dividends distributed to U.S. tax residents may be reduced, as a general rule, to 15%. In order to apply the reduced Treaty rate, confirmation that each shareholder is eligible for the benefits of the Treaty is required. Thus, a specific form (Form 8-RFI of the Directorate-General of Taxes (Direcção Geral de Impostos—DGCI) of the Portuguese Ministry of Finance), duly certified by the U.S. Internal Revenue Service, must be received by the custodian for the Depositary, if you are a holder of PT ADSs, or your financial intermediary, if you are a holder of PT Shares, prior to the date the dividends are made available to shareholders.

        If this form is not available as of the relevant date, withholding tax will be levied at the 20% rate. However, the 5% excess withholding tax may be subsequently reimbursed by the Portuguese tax authorities pursuant to specific claims of individual shareholders on Form 14-RFI of the Directorate-General of Taxes (Direcção Geral de Impostos—DGCI) of the Portuguese Ministry of Finance, duly certified by the U.S. Internal Revenue Service and presented to the Portuguese tax authorities within two years following the date the dividends are made available.

        Please contact your tax advisor if you wish to fill out Form 8-RFI or Form 14-RFI to claim eligibility for the benefits of the Treaty. You should know that receiving certification of a Form 8-RFI or Form 14-RFI from the U.S. Internal Revenue Service can be a lengthy process. Therefore, it is unlikely that you will be able to receive certification of Form 8-RFI before the distribution date, and you will likely be subject, at least initially, to withholding tax at the 20% rate. Nor can we guarantee if or when you will receive any reimbursement of the 5% excess withholding tax even if you fill out Form 14-RFI and are eligible to receive reimbursement as described above. Notwithstanding the foregoing, pursuant to Portuguese law, the excess withholding tax should be reimbursed within one year from the date the claim is submitted.

  Taxation of PT Multimédia Shares

  Taxation of Dividends

        The distribution of dividends by PT Multimédia following the spin-off will qualify as a taxable event for Portuguese tax purposes. Under Portuguese tax law, dividends paid by Portuguese companies are subject to withholding tax at a 20% rate. As a general rule, under the Treaty, the withholding tax rate on dividends distributed to U.S. tax residents may be reduced to 15%.

        In order to apply the reduced Treaty rate (15%), a confirmation that each shareholder is entitled to benefit from the Treaty rules is required. Thus, a specific form (Form 8-RFI described above), duly certified by the U.S. Internal Revenue Service, prior to the date the dividends are made available to shareholders, must be presented to the custodian for the Depositary, if you are a holder of PTM ADSs, or to your financial intermediary, if you are a holder of PT Multimédia Shares. If this form is not available as of the relevant date, withholding tax will be levied at the 20% domestic rate. However, the 15% excess withholding may be subsequently reimbursed by the Portuguese tax authorities pursuant to specific claims of individual shareholders on Form 14-RFI, duly certified by the U.S. Internal Revenue Service and presented to the Portuguese tax authorities within two years following the date the dividends are made available.

  Capital Gains

        Capital gains realized by a U.S. tax resident on the disposal of shares of a Portuguese company are not subject to taxation in Portugal under the Treaty, provided that the property of such company does not consist, directly or indirectly, mainly of immovable property located in Portugal.

Background of the Spin-Off

        On February 6, 2006, Sonae, SGPS, S.A. and Sonaecom—SGPS, S.A., or collectively "Sonaecom," preliminarily announced an unsolicited tender offer for all the outstanding ordinary shares (including ordinary shares represented by American Depositary Shares) and convertible bonds of Portugal Telecom. Immediately after its preliminary announcement of the tender offer for Portugal Telecom ordinary shares and convertible bonds of Portugal Telecom, Sonae, SGPS, S.A., Sonaecom and their affiliates preliminarily announced a tender offer for all the outstanding ordinary shares of PT Multimédia. The PT Multimédia tender offer was conditioned upon, among other things, the successful purchase by Sonaecom of more than 50% of the ordinary shares of Portugal Telecom in the Portugal

Telecom tender offer. The Portugal Telecom tender offer, in turn, was subject to a number of conditions, including the removal of the 10% voting limitation from the bylaws of Portugal Telecom.

        In the context of the tender offer, management of Portugal Telecom and PT Multimédia rearticulated their strategies for their business independent of Sonaecom. In this context, management considered strengthening PT Multimédia as an independent company as a way of creating shareholder value over time and addressing regulatory and other concerns.

        On August 3, 2006, the board of directors of Portugal Telecom approved the spin-off of PT Multimédia for the reasons discussed in "The Spin-Off—Reasons for the Spin-Off." One of the conditions to the spin-off was the failure of the Sonaecom offer.

        At the extraordinary meeting of shareholders of Portugal Telecom held on March 2, 2007, the removal of the 10% voting limitation contained in the bylaws of Portugal Telecom was rejected by the majority of the votes cast and the Sonaecom offer for Portugal Telecom lapsed. As a result, the conditions to the PT Multimédia tender offer were not met, and that tender offer also lapsed.

        On March 21, 2007, the board of directors of Portugal Telecom presented a specific proposal for the spin-off of PT Multimédia to Portugal Telecom's shareholders. Portugal Telecom's shareholders approved the spin-off at the annual general meeting of shareholders held on April 27, 2007.

        On September 21, 2007, PT Multimédia announced new management that will take office on the effective date of the spin-off. See "Management of PT Multimédia—Board of Directors and Executive Committee After the Spin-Off."

Regulatory Approvals

        We are not aware of any further approval or other action by any government or governmental administrative or regulatory authority or agency that would be required for the completion of the spin-off.

Treatment of Class A Shares of Portugal Telecom

        In addition to its ordinary shares, Portugal Telecom has 500 outstanding Class A shares that are held by an entity controlled by the Portuguese government. In the spin-off, the Portuguese government will receive ordinary shares of PT Multimédia in accordance with the spin-off ratio like other shareholders of Portugal Telecom. The ordinary shares to be received by the Portuguese government will have the same rights as any other ordinary shares of PT Multimédia and will not carry the special rights associated with the Class A shares of Portugal Telecom.

Mailing of Information Statement

        Portugal Telecom will mail this information statement to record holders of its ordinary shares who are residents of the United States and whose names appear on its shareholder list, as well as to record holders of PT ADSs whose names appear on the list of record holders of PT ADSs maintained by the Depositary. Portugal Telecom will also furnish this information statement to brokers, banks and similar persons who are listed as participants in a clearing agency's security position listing for subsequent transmission to beneficial owners of PT ADSs.

        One copy of this information statement is being delivered to multiple shareholders who share an address unless we have received contrary instructions from one or more of the shareholders. Any record or beneficial holder of Portugal Telecom ordinary shares or PT ADSs may obtain an additional copy of this information statement upon written or oral request to Portugal Telecom at the address and telephone number below.

Accounting Treatment for the Spin-Off

        Following the approval of the spin-off at the annual general meeting of shareholders of Portugal Telecom on April 27, 2007, the results of operations of PT Multimédia were reclassified by Portugal Telecom under discontinued operations for all future reportable periods, including the six months ended June 30, 2006 and 2007.

        For accounting purposes, the spin-off will be treated as a dividend in kind. Therefore, shareholders' equity of Portugal Telecom will be reduced by the carrying value of the investment of Portugal Telecom in PT Multimédia as at the record date.

Financial Advisors

        PT Multimédia has engaged Morgan Stanley & Co. Limited and UBS Limited to act as financial advisors in connection with the spin-off, for which they will receive customary fees. Morgan Stanley & Co. Limited and UBS Limited were also engaged by PT Multimédia to act as financial advisors in connection with PT Multimédia's response to the unsolicited tender offer by Sonae, SGPS, S.A. and Sonaecom—SGPS, S.A. for all the outstanding ordinary shares of PT Multimédia launched in February 2006. PT Multimédia has also agreed to indemnify these institutions for certain liabilities in connection with these engagements, including liabilities under applicable securities laws.

Additional Questions

        If you have questions, require assistance or need additional copies of this information statement or other related materials, please call or write us at:

Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa Codex
Portugal
Attn: Nuno Prego
Telephone: +351 21 500 1701
Facsimile: +351 21 500 0800

        Holders in the United States may also direct questions or requests for additional copies of this information statement or other related materials to the Depositary at:

The Bank of New York
Telephone:  1-888-269-2377
                           1-888-BNY-ADRS

EXCHANGE RATES

        PT Multimédia publishes its financial statements in Euros, and its shares trade in Euros on the regulated market Eurolist by Euronext Lisbon. The following tables show, for the period and dates indicated, certain information regarding the U.S. dollar/Euro exchange rate. The exchange rate information refers to the period end and is based on the noon buying rate in the City of New York for cable transfers in Euros as certified for United States customs purposes by the Federal Reserve Bank of New York. The average rate is calculated as the average of the noon buying rates on the last day of each month during the period. On October 12, 2007, the Euro/U.S. dollar exchange rate was €0.7058 per US$1.00.

Year Ended December 31,	Exchange Rate	Average Rate	High	Low
	(€ per US$1.00)
2002	0.9537	1.0612	1.1636	0.9537
2003	0.7938	0.8850	0.9652	0.7938
2004	0.7387	0.8049	0.8474	0.7339
2005	0.8445	0.8046	0.8571	0.7421
2006	0.7577	0.7967	0.8432	0.7504
Six Months Ended June 30,	Exchange Rate	Average Rate	High	Low
	(€ per US$1.00)
2006	0.7825	0.8130	0.8432	0.7720
2007	0.7396	0.7521	0.7750	0.7321
One-Month Period Ended	High	Low
	(€ per US$1.00)
April 30, 2007	0.7483	0.7321
May 31, 2007	0.7452	0.7344
June 30, 2007	0.7522	0.7393
July 31, 2007	0.7357	0.7230
August 31, 2007	0.7462	0.7242
September 30, 2007	0.7350	0.7033

        None of the member countries of the European Monetary Union has imposed any exchange controls on the Euro.

MARKET INFORMATION

Portugal Telecom

        Portugal Telecom's ordinary shares are listed on the regulated market Eurolist by Euronext Lisbon under the symbol "PTC." In the United States, the ordinary shares trade on the New York Stock Exchange under the symbol "PT" in the form of American Depositary Receipts evidencing ADSs, each representing one ordinary share. For information on the price history of Portugal Telecom's ordinary shares and PT ADSs, see "Item 9—The Offer and Listing" of the 2006 PT Annual Report.

PT Multimédia

        The ordinary shares of PT Multimédia are listed on the regulated market Eurolist by Euronext Lisbon under the symbol "PTM." The table below sets forth the reported high and low quoted closing prices for the ordinary shares of PT Multimédia on the regulated market Eurolist by Euronext Lisbon for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 and for each quarter of 2005, 2006 and 2007. The ordinary shares of PT Multimédia are quoted in Euros. There is no established public trading market for the ordinary shares of PT Multimédia in the United States.

	Euronext Lisbon Stock Exchange Closing Price Per Ordinary Share(1)
Calendar Period
	High	Low
	€
2002	5.01	2.99
2003	8.25	5.00
2004	9.74	7.79
2005
First quarter	10.05	9.25
Second quarter	9.68	8.36
Third quarter	9.10	7.65
Fourth quarter	9.81	8.70
2006
First quarter	10.60	9.44
Second quarter	10.01	8.75
Third quarter	9.65	8.97
Fourth quarter	9.84	9.45
2007 (through September 30, 2007)	12.60	9.74
First quarter	11.17	9.74
Second quarter	12.60	11.04
Third quarter	12.20	9.83

(1)
Source: Bloomberg.

        The table below sets forth the reported high and low quoted closing prices for the ordinary shares of PT Multimédia on the regulated market Eurolist by Euronext Lisbon for the most recent six months.

	Euronext Lisbon Stock Exchange Closing Price Per Ordinary Share(1)
Month
	High	Low
	€
April 2007	12.26	11.04
May 2007	12.60	11.98
June 2007	12.17	11.50
July 2007	11.88	11.76
August 2007	12.20	11.74
September 2007	12.20	9.83

(1)
Source: Bloomberg.

        On October 12, 2007 the closing price of the ordinary shares of PT Multimédia on the regulated market Eurolist by Euronext Lisbon was €10.50 per ordinary share.

        PT Multimédia is relying on an exemption under Rule 12g3-2(b) under the Securities Exchange Act of 1934 and, therefore, will not be required to register under the Exchange Act the PT Multimédia ordinary shares or the PTM ADSs to be distributed in connection with the spin-off. Under this exemption, PT Multimédia will be required to make available on its website English-language versions of its annual report, press releases and certain other information made public in Portugal. However, PT Multimédia will not be required to file with the SEC annual reports on Form 20-F or furnish reports on Form 6-K.

        The PTM ADSs expected to be issued in the spin-off to holders of Portugal Telecom ADSs will not be listed on any stock exchange. See "Risk Factors—Risks Related to the PT Multimédia's Ordinary Shares and ADSs."

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF
PORTUGAL TELECOM

        The unaudited pro forma condensed consolidated financial information below consists of:

  •
  a condensed consolidated balance sheet of Portugal Telecom as of June 30, 2007, giving effect to the spin-off as if it had occurred on June 30, 2007; and

  •
  condensed consolidated statements of income of Portugal Telecom for the six months ended June 30, 2006 and 2007 and for the year ended December 31, 2006, giving effect to the spin-off as if it had occurred on January 1, 2006.

        The unaudited pro forma condensed consolidated financial information is based on:

  •
  Portugal Telecom's audited consolidated financial statements for the year ended December 31, 2006 included in the 2006 PT Annual Report;

  •
  Portugal Telecom's audited consolidated financial statements as of and for the six months ended June 30, 2006 and 2007 included in this information statement;

  •
  PT Multimédia's audited consolidated financial statements for the year ended December 31, 2006 included in this information statement; and

  •
  PT Multimédia's audited consolidated financial statements as of and for the six months ended June 30, 2006 and 2007 included in this information statement.

        The unaudited pro forma condensed consolidated financial information was prepared in accordance with IFRS, which differs in significant respects from U.S. GAAP. See "Summary of Certain Differences Between IFRS and U.S. GAAP (Unaudited)."

        The unaudited pro forma condensed consolidated financial information is being provided for illustrative purposes only. It does not purport to represent the actual financial position or results of operations of Portugal Telecom had the spin-off occurred on the dates specified, nor does it project Portugal Telecom's financial position or results of operations for any future period or date.

        You should read this unaudited pro forma condensed consolidated financial information together with the historical financial statements of Portugal Telecom and PT Multimédia listed above and the notes thereto and the discussion set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations of Portugal Telecom" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of PT Multimédia."

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET OF
PORTUGAL TELECOM AS OF JUNE 30, 2007

	As Reported	Pro Forma Adjustments		Pro Forma
		(€ millions)
ASSETS
Current Assets
Cash and cash equivalents	462.9	—		462.9
Short-term investments	888.4	—		888.4
Accounts receivable—trade	1,195.5	—		1,195.5
Accounts receivable—other	192.0	—		192.0
Inventories	152.1	—		152.1
Taxes receivable	175.0	—		175.0
Prepaid expenses	126.5	—		126.5
Other current assets	89.8	—		89.8

Total current assets	3,282.7	—		3,282.7

Non-Current Assets
Accounts receivable—trade	13.4	—		13.4
Accounts receivable—other	5.7	—		5.7
Taxes receivable	131.9	—		131.9
Prepaid expenses	3.8	—		3.8
Investments in group companies	485.2	—		485.2
Other investments	34.8	—		34.8
Intangible assets	3,165.2	—		3,165.2
Tangible assets	3,566.2	—		3,566.2
Post retirement benefits	123.3	—		123.3
Deferred taxes	983.2	(4.8	)(a)	978.4
Other non-current assets	566.9	—		566.9
Assets related to discontinued operations	1,105.9	(1,105.9	)(b)	—

Total non-current assets	10,186.1	(1,110.7)		9,075.3

Total assets	13,468.8	(1,110.7)		12,358.1

LIABILITIES
Current Liabilities
Short-term debt	1,372.6	—		1,372.6
Accounts payable	889.3	—		889.3
Accrued expenses	533.5	—		533.5
Deferred income	216.5	—		216.5
Taxes payable	302.9	—		302.9
Provisions	130.3	(18.2	)(a)	112.1
Other current liabilities	125.8	—		125.8

Total current liabilities	3,571.2	(18.2)		3,553.0

Non-Current Liabilities
Medium and long-term debt	4,259.2	—		4,259.2
Taxes payable	39.4	—		39.4
Deferred income	14.0	—		14.0
Provisions	105.0	—		105.0
Post retirement benefits	1,378.5	—		1,378.5
Deferred taxes	69.5	—		69.5
Other non-current liabilities	593.3	—		593.3
Liabilities related to discontinued operations	549.6	(549.6	)(b)	—

Total non-current liabilities	7,008.9	(549.6)		6,459.2

Total liabilities	10,580.1	(567.8)		10,012.2

SHAREHOLDERS' EQUITY
Share capital	33.8	—		33.8
Treasury shares	(776.7)	—		(776.7)
Legal reserve	6.7	—		6.7
Accumulated earnings	2,739.1	(380.2)		2,358.8

Equity excluding minority interests	2,002.9	(380.2)		1,622.7
Minority interests	885.7	(162.6)		723.0

Total equity	2,888.7	(542.8)		2,345.8

Total liabilities and shareholders' equity	13,468.8	(1,110.7)		12,358.1

        The effect of the pro forma adjustments was to decrease assets and liabilities by €1,110.7 million and €567.9 million, respectively, and to decrease shareholders' equity by €542.9 million, including €380.2 million attributable to the equity holders of the parent company and €162.7 million attributable to minority interests. The pro forma adjustments are explained in the notes below:

  (a)
  Reflects the provision recorded by Portugal Telecom in the first half of 2007 in the amount of €18.2 million relating to the estimated costs relating to the spin-off and the impact of the related deferred tax asset in the amount of €4.8 million.

  (b)
  As of June 30, 2007, the assets and liabilities of PT Multimédia were recorded on Portugal Telecom's balance sheet as discontinued operations. The pro forma adjustments eliminate the assets and liabilities related to discontinued operations.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME OF
PORTUGAL TELECOM FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007

	Six Months Ended June 30, 2006				Six Months Ended June 30, 2007
	As Reported	Pro Forma Adjustments		Pro Forma	As Reported	Pro Forma Adjustments		Pro Forma
				(€ millions)
CONTINUED OPERATIONS
REVENUES
Services rendered	2,556.7	—		2,556.7	2,747.7	—		2,747.7
Sales	208.2	—		208.2	167.4	—		167.4
Other revenues	40.6	—		40.6	40.5	—		40.5

	2,805.6	—		2,805.6	2,955.7	—		2,955.7

COSTS, EXPENSES, LOSSES AND INCOME
Wages and salaries	332.2	—		332.2	322.6	—		322.6
Post retirement benefits	23.9	—		23.9	(17.2)	—		(17.2)
Direct costs	312.6	—		312.6	428.1	—		428.1
Costs of products sold	285.9	—		285.9	276.3	—		276.3
Support services	104.4	—		104.4	101.9	—		101.9
Marketing and publicity	65.2	—		65.2	65.3	—		65.3
Supplies and external services	453.1	—		453.1	458.8	—		458.8
Indirect taxes	89.9	—		89.9	97.3	—		97.3
Provisions and adjustments	142.6	—		142.6	75.6	—		75.6
Depreciation and amortization	557.1	—		557.1	540.6	—		540.6
Curtailment costs, net	25.0	—		25.0	84.4	—		84.4
Losses on disposals of fixed assets, net	(0.4)	—		(0.4)	11.7	—		11.7
Other costs, net	20.1	—		20.1	14.9	—		14.9

	2,412.0	—		2,412.0	2,460.6	—		2,460.6

Income before financial results and taxes	393.6	—		393.6	495.1	—		495.1
Net interest expense	110.6	—		110.6	90.8	—		90.8
Net foreign currency exchange gains	(1.6)	—		(1.6)	(2.6)	—		(2.6)
Losses (gains) on financial assets, net	12.8	—		12.8	(142.3)	—		(142.3)
Equity in earnings of associated companies, net	(45.6)	—		(45.6)	(52.8)	—		(52.8)
Net other financial expenses	29.6	—		29.6	17.8	—		17.8

	105.8	—		105.8	(89.1)	—		(89.1)

Income before taxes	287.7	—		287.7	584.2	—		584.2
Minus: Income taxes	(65.3)	—		(65.3)	141.0	—		141.0

Net income from continued operations	353.1	—		353.1	443.1	—		443.1

DISCONTINUED OPERATIONS
Net income from discontinued operations	45.1	(45.1	)(a)	—	28.6	(28.6	)(a)	—

NET INCOME	398.3	(45.1)		353.1	471.8	(28.6)		443.1

Attributable to minority interests	(3.2)	(19.2	)(b)	(22.4)	42.7	(19.7	)(b)	23.0
Attributable to equity holders of the parent	401.5	(25.9)		375.6	429.0	(8.9)		420.1
Earnings per share
Basic	0.36	(0.02)		0.34	0.39	(0.01)		0.38
Diluted	0.35	(0.02)		0.33	0.39	(0.01)		0.38

        The effect of the pro forma adjustments for the six months ended June 30, 2006 and 2007 was to decrease net income by €45.2 million and €28.6 million, respectively, including €25.9 million and €8.9 million, respectively, attributable to the equity holders of the parent and €19.3 million and €19.7 million, respectively, attributable to minority interests. The pro forma adjustments are explained in the notes below:

  (a)
  Reflects the reversal of (1) net income of PT Multimédia of €45.2 million for the six months ended June 30, 2006 and €42.0 million for the six months ended June 30, 2007 and (2) the reversal of a provision recorded by Portugal Telecom in the first half of 2007 in the amount of €18.2 million relating to the estimated costs of the spin-off process, net of a related deferred tax asset in the amount of €4.8 million. Following the approval of the spin-off at the annual general meeting of shareholders of Portugal Telecom held on April 27, 2007, the results of operations of PT Multimédia were reclassified by Portugal Telecom under discontinued operations for all reportable periods, including the six months ended June 30, 2006 and 2007.

  (b)
  Reflects the reversal of net income of PT Multimédia attributable to minority interests for the periods indicated.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME OF
PORTUGAL TELECOM FOR THE YEAR ENDED DECEMBER 31, 2006

	Year Ended December 31, 2006
	As Reported	Pro Forma Adjustments(a)		Pro Forma
		(€ millions)
REVENUES
Services rendered	5,783.5	(537.6)		5,245.8
Sales	461.2	(34.9)		426.2
Other revenues	98.1	(5.0)		93.1

	6,342.9	(577.6)		5,765.2

COSTS, EXPENSES, LOSSES AND INCOME
Wages and salaries	668.3	(34.9)		633.4
Post retirement benefits	(72.1)	—		(72.1)
Direct costs	908.3	(190.7)		717.6
Costs of products sold	596.5	(15.8)		580.6
Support services	230.0	(20.7)		209.3
Marketing and publicity	155.4	(17.0)		138.3
Supplies and external services	1,025.5	(96.9)		928.5
Indirect taxes	177.2	(1.3)		175.9
Provisions and adjustments	230.1	(13.5)		216.6
Depreciation and amortization	1,209.7	(79.0)		1,130.7
Curtailment costs, net	20.3	(1.3)		18.9
Losses on disposals of fixed assets, net	8.1	(0.4)		7.6
Other costs, net	98.4	4.1		102.5

	5,256.1	(467.9)		4,788.2

Income before financial results and taxes	1,086.8	(109.7)		977.0
Net interest expense	227.2	(7.1)		220.0
Net foreign currency exchange gains	(4.8)	0.4		(4.4)
Losses (gains) on financial assets, net	(18.2)	(0.05)		(18.3)
Equity in earnings of associated companies, net	(131.3)	0.7		(130.6)
Net other financial expenses	52.2	(0.5)		51.7

	125.0	(6.5)		118.4

Income before taxes	961.8	(103.1)		858.6
Minus: Income taxes	7.6	(29.0)		(21.3)

NET INCOME	954.1	(74.1)		879.9

Attributable to minority interests	87.3	(31.6	)(b)	55.7
Attributable to equity holders of the parent	866.7	(42.4)		824.2
Earnings per share
Basic	0.78	(0.04)		0.74
Diluted	0.77	(0.04)		0.73

        The principal effects of the pro forma adjustments for the year ended December 31, 2006 were to decrease (1) revenues by €577.7 million, (2) income before financial results and taxes by €109.7 million, (3) income taxes by €29.1 million and (4) net income by €74.1 million. The reduction in net income includes €42.5 million attributable to equity holders of the parent company and €31.7 million attributable to minority interests. The pro forma adjustments are explained in the notes below:

  (a)
  The pro forma adjustments to each line item of this statement of income primarily reflect the elimination of the contribution of PT Multimédia to Portugal Telecom's results. In addition, the pro forma adjustments include revenues and costs of subsidiaries of Portugal Telecom from transactions with subsidiaries of PT Multimédia that had been eliminated in the consolidation process in preparing the historical income statement of Portugal Telecom for the year ended December 31, 2006, the most significant of which are (1) €24.6 million in revenues of subsidiaries of Portugal Telecom from transactions with subsidiaries of PT Multimédia, (2) €0.6 million in direct costs of subsidiaries of Portugal Telecom from transactions with PT Multimédia and (3)  €1.0 million in supplies and external services of subsidiaries Portugal Telecom from transactions with PT Multimédia.

  (b)
  Reflects the reversal of net income of PT Multimédia attributable to its own minority interests.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF PT MULTIMÉDIA

        The selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 and as of June 30, 2006 and 2007 and selected consolidated statement of income and cash flow data for each of the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007 are derived from the audited consolidated financial statements of PT Multimédia prepared in accordance with IFRS.

        IFRS differs in significant respects from U.S. GAAP. For a narrative discussion of the principal differences between IFRS and U.S. GAAP, see "Summary of Certain Differences Between IFRS and U.S. GAAP (Unaudited)." See also "Management's Discussion and Analysis of Financial Condition and Results of Operations of PT Multimédia—Transition to International Financial Reporting Standards" in this information statement.

        The information set forth below is qualified by reference to, and should be read in conjunction with, the audited consolidated financial statements of PT Multimédia, the audited consolidated interim financial statements of PT Multimédia and "Management's Discussion and Analysis of Financial Condition and Results of Operations of PT Multimédia," in each case included in this information statement.

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
	(€ millions, except per share data)
Operating revenues (stand-alone):
Pay-TV and broadband Internet	513.3	553.0	591.1	291.8	310.8
Audiovisuals business	53.7	53.4	52.6	24.3	28.9
Cinema business	41.8	40.0	43.7	19.3	21.5
Other, and inter-company eliminations	(10.0)	(18.0)	(20.9)	(10.7)	(10.5)

	598.8	628.5	666.5	324.7	350.7

Costs, expenses, losses and income:
Wages and salaries	43.7	43.9	40.0	21.5	19.9
Direct costs	185.0	201.3	203.0	102.7	108.5
Costs of products sold	18.3	13.2	16.8	2.9	5.2
Marketing and publicity	24.2	20.3	18.3	8.0	10.0
Support services	38.2	40.3	54.2	23.5	27.6
Supplies and external services	100.8	103.4	108.1	51.0	59.5
Indirect taxes	4.3	0.8	1.3	1.0	0.8
Provisions and adjustments	5.7	9.9	13.6	8.0	5.1
Depreciation and amortizations	51.4	61.9	102.5	50.9	54.5
Impairment losses	28.0	0.0	0.0	0.0	0.0
Losses (gains) on disposals of fixed assets	(1.8)	0.1	0.4	0.2	0.3
Other costs (income)	51.0	(1.7)	(2.8)	(8.3)	1.6

Total costs, expenses, losses and income	548.6	493.5	555.5	261.4	292.9

Income before financial results and taxes	50.2	135.0	110.9	63.4	57.7

Financial costs (income):
Net interest expense	3.4	6.1	8.4	3.6	4.6
Net foreign currency exchange losses (gains)	0.0	0.7	(0.4)	(0.3)	(0.1)
Net losses (gains) on financial assets	0.0	0.0	0.0	0.0	(2.7)
Equity in earnings of affiliated companies	(0.7)	(3.5)	(0.4)	0.3	(1.4)
Net other financial expense (income)	(1.0)	(2.5)	0.2	0.0	0.0

	2.5	0.8	7.8	3.7	0.3

Income before taxes	47.6	134.2	103.2	59.7	57.4

Income tax	75.5	(35.2)	(29.1)	(14.6)	(15.3)

Net income from continuing operations	123.1	99.0	74.1	45.2	42.0

Net income from discontinued operations	2.5	14.1	0.0	0.0	0.0
Net income	125.7	113.0	74.1	45.2	42.0

Attributable to:
Minority interests	2.8	1.4	3.0	1.6	1.6
Equity holders of PT Multimédia	122.9	111.7	71.1	43.6	40.4
Earnings per share (€)	0.78	0.36	0.23	0.14	0.13

	As of December 31,			As of June 30,
	2004	2005	2006	2006	2007
	(€ millions)
Balance sheet information:
ASSETS
Current Assets
Cash and cash equivalents	28.3	76.7	38.8	42.7	36.7
Accounts receivable, net	176.1	136.3	161.5	143.5	154.2
Inventories	34.3	19.0	14.9	22.7	36.4
Taxes receivable	9.5	10.9	12.5	6.5	6.9
Prepaid expenses	5.3	28.0	29.7	11.3	13.6
Other current assets	9.4	2.1	2.7	2.3	18.5

Total current assets	262.9	273.0	260.0	229.1	266.3

Non-Current Assets
Investments in group companies	48.0	24.7	18.3	20.0	15.6
Intangible assets	319.1	294.4	283.6	298.8	262.3
Tangible assets	277.7	259.8	297.3	279.9	306.5
Deferred taxes	165.1	114.9	89.1	102.1	76.4
Other non-current assets	46.1	34.0	26.8	28.3	2.2

Total non-current assets	856.1	727.8	715.1	729.1	662.9

Total assets	1,119.0	1,000.8	975.2	958.2	929.3

LIABILITIES
Current Liabilities
Short-term debt	41.4	44.2	91.7	85.3	127.7
Accounts payable	168.0	188.4	187.8	170.6	175.3
Accrued expenses	62.8	43.8	51.0	45.9	49.7
Deferred income	7.1	7.5	1.6	3.3	2.9
Taxes payable	11.0	8.4	13.4	12.8	14.3
Provisions	1.4	41.8	7.7	22.0	7.8
Other current liabilities	2.4	2.1	2.1	2.1	18.1

Total current liabilities	294.0	336.3	355.4	342.1	395.7

Non-Current Liabilities
Medium and long-term debt	221.0	203.1	174.0	198.2	149.1
Provisions	61.1	3.6	4.7	3.8	4.8
Other non-current liabilities	33.6	19.1	17.1	18.2	0.1

Total non-current liabilities	315.6	225.9	195.8	220.1	153.9

Total liabilities	609.7	562.1	551.1	562.2	549.7

SHAREHOLDERS' EQUITY
Share capital	78.4	77.3	30.9	250.4	3.1
Capital issued premium	159.3	159.3	0.0	0.0	0.0
Treasury shares	0.0	(8.5)	(9.0)	(8.5)	0.0
Reserves	8.9	9.0	246.5	27.1	277.8
Accumulated earnings	251.4	192.1	146.1	118.3	90.3

Equity excluding minority interests	498.1	429.1	414.6	387.3	371.3

Minority interests	11.2	9.6	9.4	8.7	8.3

Total equity	509.3	438.7	424.1	396.0	379.6

Total liabilities and shareholders' equity	1,119.0	1,000.8	975.2	958.2	929.3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS OF PORTUGAL TELECOM

        This section supplements "Item 5—Operating and Financial Review and Prospects" contained in the 2006 PT Annual Report and should be read together with that section.

        You should read the following discussion together with the 2006 PT Annual Report, including the following subsections under the caption "Overview" contained in "Item 5—Operating and Financial Review and Prospects" in the 2006 PT Annual Report:

  •
  "—Our Business and Revenue Reporting Categories";

  •
  "—Business Drivers and Measures";

  •
  "—Transition to International Financial Reporting Standards"; and

  •
  "—Critical Accounting Policies under International Financial Reporting Standards."

        You should also read the following discussion of Portugal Telecom's financial condition and results of operations in conjunction with the audited consolidated interim financial statements of Portugal Telecom as of and for the six months ended June 30, 2006 and 2007 included in this information statement.

        Portugal Telecom's consolidated financial statements have been prepared in accordance with IFRS, as adopted by the European Commission for use in the European Union. Since the approval of the PT Multimédia spin-off at our annual shareholders' meeting held on April 27, 2007, PT Multimédia has been considered a discontinued operation for reporting purposes. For a discussion of PT Multimédia's financial results, see "Management's Discussion and Analysis of Financial Condition and Results of Operations of PT Multimédia" in this information statement.

Results of Operations

        Our results reflect the changing patterns in our business. The key changes over the course of the six months ended June 30, 2006 and 2007 include:

  •
  an increase in revenues from Brazilian and domestic mobile services;

  •
  a decrease in wireline telephone service revenues;

  •
  a high level of workforce reduction program costs for the six months ended June 30, 2006 and 2007, as we focus on increasing the efficiency of our wireline business; and

  •
  a lower provision for income taxes recorded in the six months ended June 30, 2006, due to the recognition of tax credit and gains totaling €195 million, as explained below.

        The following tables set forth the contribution to our consolidated operating revenues of each of our major business lines, as well as our major consolidated operating costs and expenses, for the six months ended June 30, 2006 and 2007.

	Six Months Ended June 30,
	2006		2007
	€ millions	% of operating revenues	€ millions	% of operating revenues	% variation
CONTINUED OPERATIONS
Operating revenues:
Wireline business	991.1	35.3%	936.2	31.7%	(5.5)%
Retail	605.7	21.6%	524.8	17.8%	(13.4)%
Wholesale	178.5	6.4%	189.6	6.4%	6.2%
Data and corporate	120.7	4.3%	130.2	4.4%	7.8%
Directories	55.8	2.0%	49.4	1.7%	(11.4)%
Sales	14.8	0.5%	20.7	0.7%	40.1%
Other	15.5	0.6%	21.5	0.7%	38.7%
Domestic mobile business	686.0	24.4%	690.1	23.3%	0.6%
Services	627.9	22.4%	631.7	21.4%	0.6%
Sales	53.7	1.9%	54.5	1.8%	1.3%
Other	4.3	0.2%	3.9	0.1%	(9.3)%
Brazilian mobile business	1,014.4	36.2%	1,140.3	38.6%	12.4%
Services	855.3	30.5%	1,033.0	34.9%	20.8%
Sales	135.9	4.8%	88.0	3.0%	(35.3)%
Other	23.2	0.8%	19.3	0.7%	(16.6)%
Other businesses	114.3	4.1%	189.1	6.4%	65.5%
Services	107.2	3.8%	181.1	6.1%	69.0%
Sales	3.8	0.1%	4.3	0.1%	12.6%
Other	3.3	0.1%	3.7	0.1%	14.3%
Total operating revenues	2,805.7	100.0%	2,955.8	100.0%	5.4%
Costs, expenses, losses and income:
Wages and salaries	332.2	11.8%	322.6	10.9%	(2.9)%
Post retirement benefits	23.9	0.9%	(17.3)	(0.6)%	(172.3)%
Direct costs	312.6	11.1%	428.1	14.5%	36.9%
Costs of products sold	286.0	10.2%	276.4	9.3%	(3.4)%
Support services	104.4	3.7%	102.0	3.4%	(2.4)%
Marketing and publicity	65.2	2.3%	65.4	2.2%	0.2%
Supplies and external services	453.1	16.1%	458.9	15.5%	1.3%
Indirect taxes	89.9	3.2%	97.3	3.3%	8.2%
Provisions and adjustments	142.6	5.1%	75.6	2.6%	(47.0)%
Depreciation and amortization	557.2	19.9%	540.6	18.3%	(3.0)%
Work force reduction program costs, net	25.0	0.9%	84.4	2.9%	237.1%
Losses on disposals of fixed assets, net	(0.4)	(0.0)%	11.7	0.4%	(2,802.7)%
Other costs	20.2	0.7%	14.9	0.5%	(25.9)%
Income before financial results and taxes	393.6	14.0%	495.1	16.8%	25.8%
Net interest expense	110.7	3.9%	90.9	3.1%	(17.9)%
Net foreign currency exchange gains	(1.6)	(0.1)%	(2.6)	(0.1)%	61.9%
Losses (gains) on financial assets, net	12.8	0.5%	(142.4)	(4.8)%	(1,212.2)%
Equity in earnings of affiliated companies	(45.6)	(1.6)%	(52.9)	(1.8)%	15.9%
Net other financial expenses	29.7	1.1%	17.9	0.6%	(39.7)%
Income before taxes	287.7	10.3%	584.3	19.8%	103.1%
Income taxes	(65.4)	(2.3)%	141.1	4.8%	(315.8)%
Net income from continued operations	353.1	12.6%	443.2	15.0%	25.5%
DISCONTINUED OPERATIONS
Net income from discontinued operations	45.2	1.6%	28.6	1.0%	(36.6)%
Net income	398.3	14.2%	471.8	16.0%	18.5%
Attributable to:
Minority interests(1)	(3.2)	(0.1)%	42.7	1.4%	(1,424.9)%
Equity holders of the parent	401.5	14.3%	429.1	14.5%	6.9%

(1)
In the six months ended June 30, 2006, income applicable to minority interest primarily included 50% of the share of minority shareholders of Vivo's subsidiaries (prior to the elimination of those subsidiaries in Vivo's reorganization in 2006) in those subsidiaries' losses (€28.8 million) and the share of minority shareholders in the income of PT Multimédia (€17.6 million) and Cabo Verde Telecom (€4.6 million). In the six months ended June 30, 2007, income applicable to minority interests primarily included 50% of the share of minority shareholders in Vivo's income (€4.8 million) and the share of minority shareholders in the income of PT Multimédia (€18.1 million), MTC (€10.7 million) and Cabo Verde Telecom (€5.8 million).

Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

  Operating Revenues

        Our consolidated operating revenues increased to €2,955.8 million for the six months ended June 30, 2007 from €2,805.7 million for the six months ended June 30, 2006, an increase of 5.4%. This increase reflected the higher contribution of (1) Vivo (€126 million), primarily due to the positive impact of changes in the interconnection regime in July 2006 as well as customer and ARPU growth, (2) TMN (€4 million), primarily due to an 8.4% increase in the number of customers as of June 2007 compared to the same period in 2006, partially offset by the negative impact of €12 million in revenues due to a reduction in mobile interconnection rates and (3) other businesses (€75 million), primarily due to the consolidation of MTC (€57 million). These effects were partially offset by the reduction of the wireline business contribution (€55 million), mainly as a result of lower voice revenues due to line loss, partially offset by an increase in revenues from ADSL Internet access services, wholesale and data and corporate.

        We present below the revenue information for each of our business segments. The revenue information for each segment in the tables below differs from the contribution to our consolidated revenues for each such segment in the table above because it is presented on a stand-alone basis and includes revenues from services rendered to other Portugal Telecom group companies.

        Wireline Business.    The table below sets forth the operating revenues from our wireline business for the six months ended June 30, 2006 and 2007.

	Six Months Ended June 30,		Variation
	2006	2007	2007-2006
	(€ millions)%
Wireline Operating Revenues (Stand-Alone)
Retail	607.1	525.9	(13.4)%
Wholesale	230.7	235.2	1.9%
Data and corporate	124.5	133.7	7.4%
Other wireline services	91.1	98.1	7.7%

Total	1,053.5	992.9	(5.7)%

        Retail.    Retail revenues decreased 13.4% to €525.9 million for the six months ended June 30, 2007 from €607.1 million for the six months ended June 30, 2006. This decrease occurred mainly due to continued competition from other fixed and mobile operators, which has resulted in line loss and pricing pressure. PSTN and ISDN lines decreased to 3,146 thousand as of June 30, 2007 from 3,573 thousand as of June 30, 2006. Of those lines, 313 thousand lines were being used by customers of our wireline competitors through carrier pre-selection as of June 30, 2007, a decrease of 46.1% from 581 thousand lines as of June 30, 2006.

        The number of pricing plans in use by our customers increased significantly to 4,220 thousand as of June 30, 2007 from 2,283 thousand as of June 30, 2006, contributing to an increase in revenues from fixed charges. However, the growing percentage of flat rate pricing plans contributed in part to the decrease in traffic revenues. The decreases in traffic revenues and fixed charges were partially offset by a 7.0% increase in ADSL retail revenues to €90 million in the six months ended June 30, 2007 from €84 million in the six months ended June 30, 2006. ADSL retail lines increased to 715 thousand lines as of June 30, 2007 from 636 thousand lines as of June 30, 2006, as customers continued to switch to ADSL service from dial-up Internet service.

        Wholesale.    Wholesale revenues increased by 1.9% to €235.2 million for the six months ended June 30, 2007 from €230.7 million for the six months ended June 30, 2006. This increase is primarily explained by growth in unbundled local loop (ULL) and wholesale line rental (WLR) revenues, which more than offset a reduction in revenues from leased lines.

        Data and Corporate.    Data and corporate revenues increased by 7.4% to €133.7 million in the six months ended June 30, 2007 from €124.5 million in the six months ended June 30, 2006, as a result of continued focus on providing increasingly more advanced and customized solutions to corporate customers in the areas of network management, outsourcing, virtual private networks (VPN) and circuits.

        Domestic Mobile Business.    The table below sets forth the operating revenues from our domestic mobile for the six months ended June 30, 2006 and 2007.

	Six Months Ended June 30,		Variation
	2006	2007	2007-2006
	(€ millions)%
Domestic Mobile Operating Revenues (Stand-Alone)
Services rendered:
Billing	537.7	548.0	1.9%
Interconnection	124.0	118.6	(4.3)%
Sales	53.9	57.1	6.1%
Other operating revenues	4.4	4.5	2.0%

Total	719.9	728.1	1.1%

        Operating revenues from our domestic mobile business increased by 1.1% to €728.1 million in the six months ended June 30, 2007 from €719.9 million in the six months ended June 30, 2006, primarily as a result of the increase in billing and sales revenues. Customer growth in the six months ended June 30, 2007 drove the performance of billing revenues, which increased 1.9% compared to the six months ended June 30, 2006. However, lower mobile termination rates (MTRs) led to a decline in interconnection revenues, which fell by 4.3% in the six months ended June 30, 2007. The reduction in mobile termination rates through 2006 to €0.11 per minute at the beginning of October 2006 led to an average annual decline of 10.2% in those rates. Excluding the €12 million impact of lower MTRs, service revenues would have increased by 2.5% in the six months ended June 30, 2007. Revenues from sales of handsets increased by 6.1% to €57 million in the six months ended June 30, 2007 from €54 million in the six months ended June 30, 2006.

        Brazilian Mobile Business.    The table below sets forth both our operating revenues from our Brazilian mobile business in Euros and the total operating revenues of the Brazilian mobile business

(including the portion attributable to our joint venture partner) in Reais in the six months ended June 30, 2006 and 2007.

	Six Months Ended June 30,		Variation	Six Months Ended June 30,		Variation
	2006	2007	2007-2006	2006	2007	2007-2006
	(€ millions)(1)			(R$ millions)(1)
Brazilian Mobile Operating Revenues (Stand-Alone)
Services rendered	855.3	1,033.0	20.8%	4,605.7	5,623.1	22.1%
Sales	135.9	88.0	(35.4)%	732.0	479.1	(34.6)%
Other operating revenues	23.1	19.3	(16.4)%	124.6	105.3	(15.5)%

Total	1,014.4	1,140.3	12.4%	5,462.3	6,207.4	13.6%

(1)
Amounts presented in Euros correspond to the proportional consolidation of 50% of Vivo's operating revenues, while amounts presented in Reais correspond to 100% of Vivo's operating revenues.

        Operating revenues from our Brazilian mobile business increased by 12.4% to €1,140.3 million in the six months ended June 30, 2007 from €1,014.4 million in the six months ended June 30, 2006, and increased by 13.6% in local currency. The change in the interconnection regime in July 2006 had a positive impact on revenues of R$128 million. In addition, the 20.8% increase in service revenues was also due to a 6% increase in the number of customers to 30,241 as of June 30, 2007 and an increase in average revenue per user (ARPU) per month, which increased by 21% in local currency terms for the six months ended June 30, 2007 compared to the six months ended June 30, 2006.

        Other Businesses.    Operating revenues from our other businesses contributed €189.1 million to our consolidated operating revenues in the six months ended June 30, 2007, compared to €114.3 million in the six months ended June 30, 2006. This increase was primarily due to the full consolidation of MTC for the first time in 2006 following the acquisition of a 34% stake in this company in September 2006.

  Costs, Expenses, Losses and Income

        As explained in more detail below, our costs increased in the six months ended June 30, 2007 primarily due to an increase in direct costs and curtailment costs, partially offset by a reduction in post retirement benefit expenses, provisions and adjustments.

        Wages and Salaries.    Wages and salaries, including employee benefits and social charges, decreased by 2.9% to €322.6 million in the six months ended June 30, 2007 from €332.2 million in the six months ended June 30, 2006, primarily as a result of an 8.8% decrease in wages and salaries in the wireline business as a result of the ongoing redundancy program and the focus on containing wage increases.

        Post Retirement Benefits.    We recorded a €17.3 million gain from post retirement benefits in the six months ended June 30, 2007, primarily as a result of prior years' service gains related to vested rights in the amount of €36 million, resulting from changes in Social Security regulations and the formulas used by Portugal Telecom to calculate pension supplements. The decrease in post retirement benefits is also explained by a reduction in service costs, primarily due to the decrease in healthcare obligations that occurred at the end of 2006. This cost item does not include early termination costs related to our workforce reduction program.

        Direct Costs.    Direct costs increased by 36.9% to €428.1 million in the six months ended June 30, 2007 from €312.6 million in the six months ended June 30, 2006. Telecommunications costs, which are the main component of direct costs, increased 48.6% to €344 million in the six months ended June 30, 2007, primarily due to an increase in telecommunications costs at Vivo (€113 million), mainly due to the end of the partial "Bill & Keep" interconnection regime. This increase was partially offset by a reduction in telecommunications costs in the wireline business (€5 million) and the domestic mobile business (€8 million), primarily due to lower wireline traffic volumes and lower fixed-to-mobile and mobile-to-mobile interconnection rates in Portugal.

        Costs of Products Sold.    The costs of products sold decreased by 3.4% to €276.4 million in the six months ended June 30, 2007 from €286.0 million in the six months ended June 30, 2006, primarily as a result of lower handset prices at Vivo and from the appreciation of the Real against the U.S. dollar, notwithstanding an increase in Vivo's commercial activity.

        Support Services.    Support services decreased by 2.4% to €102.0 million in the six months ended June 30, 2007, compared to €104.4 million in the six months ended June 30, 2006. The decrease was primarily due to a reduction of support services at the wireline business, partially offset by an increase in support services at TMN (€4 million), related primarily to growth in call center expenses because of increases in commercial activity.

        Marketing and Publicity.    Marketing and publicity remained stable at €65.4 million in the six months ended June 30, 2007, with a reduction at Vivo (€4 million) being offset by the marketing expenses at MTC (€3 million) and an increase at TMN (€1 million).

        Supplies and External Services.    Supplies and external services increased by 1.3% to €458.9 million in the six months ended June 30, 2007, compared to €453.1 million in the six months ended June 30, 2006. Commissions decreased by €10 million, primarily at Vivo, but this decrease was more than offset by the increase in other supplies and external services by €15 million, primarily due to an increase at Vivo (€6 million) and the consolidation of MTC (€5 million).

        Indirect Taxes.    Indirect taxes increased by 8.2% to €97.3 million in the six months ended June 30, 2007 from €89.9 million in the six months ended June 30, 2006, primarily due to an increase in spectrum fees at Vivo and TMN.

        Provisions and Adjustments.    Provisions and adjustments decreased by 47.0% to €75.6 million in the six months ended June 30, 2007 from €142.6 million in the six months ended June 30, 2006. This decrease was primarily related to the decreases of €56 million and €13 million at Vivo and the wireline business, respectively, mainly due to a reduction in doubtful accounts receivable at both these businesses and also due to the effect on 2006 results of a €30 million provision recorded by Vivo in the six months ended June 30, 2006 because of billing problems associated with the migration of systems to a unified platform.

        Depreciation and Amortization.    Depreciation and amortization costs decreased 3.0% to €540.6 million in the six months ended June 30, 2007 from €557.2 million in the six months ended June 30, 2006 due to a reduction across all businesses: Vivo (€12 million), wireline (€8 million) and TMN (€2 million). The decrease at Vivo is primarily explained by the appreciation of the Euro against the Real (€3 million) and by a reduction in the amortization of intangible assets (€10 million), primarily related to the amortization of certain intangible assets identified in the purchase price allocation for the October 2004 tender offers, which were amortized over a two-year period that ended in September 2006. These effects were partially offset by the effect of consolidation of MTC (€6 million).

        Work Force Reduction Program Costs.    Work force reduction program costs increased to €84.4 million in the six months ended June 30, 2007 from €25.0 million in the six months ended June 30, 2006. Work force reduction program costs in the six months ended June 30, 2007 were related to the reduction in headcount of 253 employees.

        Other Costs, Net.    Other costs amounted to €14.9 million in the six months ended June 30, 2007, compared to €20.2 million in the six months ended June 30, 2006. This decrease is primarily due to expenses incurred by Portugal Telecom totaling €13 million in the six months ended June 30, 2007 and €7 million in the six months ended June 30, 2006 related to the tender offer launched on Portugal Telecom in 2006.

  Financial Income and Expenses

        Net Interest Expenses.    Net interest expenses decreased by 17.9% to €90.9 million in the six months ended June 30, 2007 from €110.7 million in the six months ended June 30, 2006, primarily as a result of a reduction in the average cost of debt in Portugal and Brazil, as well as a decrease in Vivo's average net debt. Excluding net interest incurred by Vivo and the interest cost associated with the equity swaps for shares of PT Multimédia, the average cost of debt was 3.2% in the six months ended June 30, 2007, compared to 3.7% in the six months ended June 30, 2006.

        Net Foreign Currency Exchange Gains.    We had net foreign currency gains of €2.6 million in the six months ended June 30, 2007, compared to €1.6 million in the six months ended June 30, 2006. In both periods, this item primarily included foreign currency gains related to the effect of the appreciation of the Real against the U.S. dollar on Vivo's U.S. dollar debt not swapped to Reais, partially offset by foreign currency losses related to dividends receivable from Unitel (denominated in U.S. dollars) following the devaluation of the U.S. dollar against the Euro.

        Losses (Gains) on Financial Assets, Net.    We recorded net gains on financial assets of €142.4 million in the six months ended June 30, 2007, as compared to net losses on financial assets of €12.8 million in the six months ended June 30, 2006. This caption primarily includes the effects of (1) the change in the fair value of equity swap contracts for PT Multimédia ordinary shares (gains of €77 million in the six months ended June 30, 2007, compared to losses of €7 million in the six months ended June 30, 2006), (2) the financial settlement of equity swaps for Portugal Telecom's own shares in the six months ended June 30, 2007 (gains of €31 million) and (3) the disposal of our investment in Banco Espírito Santo during the first half of 2007 (gains of €36 million).

        Equity in Earnings of Affiliated Companies, Net.    Equity in earnings of affiliated companies amounted to €52.9 million in the six months ended June 30, 2007, compared to €45.6 million in the six months ended June 30, 2006. This item primarily included our share in the earnings of Unitel in Angola (€42 million in the six months ended June 30, 2007, compared to €36 million in the same period of last year) and CTM in Macao (€9 million in the six months ended June 30, 2007, compared to €8 million in the same period of last year).

        Net Other Financial Expenses.    Net other financial expenses decreased to €17.9 million in the six months ended June 30, 2007, compared to €29.7 million in the six months ended June 30, 2006 and include banking services expenses, commissions, financial discounts and other financing costs. The reduction of €12 million was primarily related to financial taxes paid by Vivo in the six months ended June 30, 2006 in connection with a debt restructuring that occurred in that period and decrease of €4 million in net financial discounts granted by Vivo.

  Income Taxation

        Income taxes increased to €141.1 million in the six months ended June 30, 2007, compared to a gain of €65.4 million in the six months ended June 30, 2006. The increase in this caption is primarily related to the recognition in the six months ended June 30, 2006 of (1) a tax credit amounting to €53 million following the liquidation of a holding company, and (2) a €142 million gain in connection with a reduction of deferred tax liabilities resulting from the voluntary taxation of certain capital gains. Adjusting for these effects, provision for income taxes would have been €130 million in the six months ended June 30, 2006, compared to €141 million in the same period of 2007, corresponding to an effective tax rate of 45% and 24% in the six months ended June 30, 2006 and 2007, respectively. The decrease in the effective tax rate is mainly due to (1) a reduction in net losses at certain Vivo subsidiaries that did not generate a recognition of related deferred tax assets, following the corporate restructuring completed in the end of 2006, (2) the change in the statutory tax rate in Portugal from 27.5% in 2006 to 26.5% in 2007, and (3) the recording of certain non-taxable capital gains in the six months ended June 30, 2007.

  Net Income From Continued Operations

        For the reasons described above, net income from continuing operations increased 25.5% to €443.2 million in the six months ended June 30, 2007 compared to €353.1 million in the six months ended June 30, 2006.

  Discontinued Operations

        Discontinued operations reflect the results of companies that have been disposed of during the reportable periods and the after-tax gains obtained with the sale of these investments. Income from discontinued operations in the six months ended June 30, 2006 and 2007 includes the earnings of PT Multimédia before minority interests following the approval of the spin-off in April 2007. In the six months ended June 30, 2007, this line item also includes a provision related to employee, organizational and IT restructuring costs in connection with the spin-off, which amounted to €13 million net of taxes.

  Net Income (Before Minority Interests)

        Net income (before minority interests) increased by 18.5% to €471.8 million in the six months ended June 30, 2007 from €398.3 million in the six months ended June 30, 2006 for the reasons described above.

        Net income from our wireline business decreased by 18.3% to €178.0 million in the six months ended June 30, 2007 from €217.9 million in the six months ended June 30, 2006, partly due to the workforce reduction program increase in curtailment costs, partially offset by the decrease in post retirement benefits.

        Net income from our domestic mobile business increased by 8.0% to €165.0 million in the six months ended June 30, 2007 from €152.8 million in the six months ended June 30, 2006, primarily due to the increase in operating revenues net of direct costs and costs of products sold.

        Net losses (before minority interests) from our Brazilian mobile business decreased to €14.6 million in the six months ended June 30, 2007 from €118.7 million in the six months ended June 30, 2006, mainly due to a reduction in provisions.

  Net Income Attributable to Minority Interests

        Net income attributable to minority interests increased to €42.7 million in the six months ended June 30, 2007 from net losses of €3.2 million in the six months ended June 30, 2006, mainly as a result of the increase in income attributable to Vivo minority interests (from net losses attributable to minority interests amounting to €29 million in the six months ended June 30, 2006 to net gains attributable to minority interests amounting to €5 million in the six months ended June 30, 2007) and income attributable to the minority interests of MTC (€11 million).

  Net Income Attributable to Equity Holders of the Parent

        For the reasons described above, our net income attributable to equity holders of Portugal Telecom increased by 6.9% to €429.1 million in the six months ended June 30, 2007 from €401.5 million in the six months ended June 30, 2006.

        Basic earnings per ordinary and A shares from total operations in the six months ended June 30, 2007 increased to €0.39 in the six months ended June 30, 2007 from €0.36 in the six months ended June 30, 2006 on the basis of 1,128,856,500 shares issued at June 30, 2007 and 2006.

Liquidity and Capital Resources

Overview

        Our principal sources of funding for our capital requirements are cash generated from our operations and equity and debt financing. Our cash and cash equivalents and short-term investments decreased 35.1% to €1,351.4 million as of June 30, 2007 from €2,083.7 million as of June 30, 2006. We believe that our cash balances, together with the cash that we expect to generate from our operations and available liquidity under our credit facilities and lines of credit, are currently sufficient to meet our present funding needs.

Cash Flows

        The table below sets forth a breakdown of our cash flows for the six months ended June 30, 2007 and 2006.

	Six Months Ended June 30,
	2006	2007
	(€ millions)
Cash flow from operating activities	595.7	843.1
Cash flow from investing activities	1,794.7	570.9
Cash flow used in financing activities	(2,733.8)	(1,483.9)

Total	(343.4)	(69.9)

        Cash Flow From Operating Activities.    Cash flows from, and used in, operating activities primarily include collections from clients, payments to suppliers and employees, payments relating to income taxes and post retirement benefits, as well as the cash flows from discontinued operations relating to operating activities. Our cash flows from operating activities result primarily from operations conducted by our subsidiaries and not by Portugal Telecom. None of our subsidiaries is subject to economic or legal restrictions on transferring funds to us in the form of cash dividends, loans or advances that would materially affect our ability to meet our cash obligations. Our joint venture in Brazil is subject to provisions relating to important decisions, including the declaration and/or payment of dividends or other distributions by Brasilcel, the corporate entity that holds the joint venture's interests in Vivo. A proposal by the managing board of Brasilcel for the payment of dividends or other distributions requires the approval of Brasilcel's supervisory board and Brasilcel's shareholders. Because of the composition of Brasilcel's supervisory board and the 50% interest of each party in the joint venture, it is effectively be necessary for Telefónica and us to agree to transfer funds from Vivo and its subsidiaries to us if we wish to do so.

        Net cash flow from operating activities increased by 41.5% to €843.1 million in the six months ended June 30, 2007 from €595.7 million in the six months ended June 30, 2006. This increase was primarily due to a €109.6 million increase in collections from customers and a €273.3 million decrease in payments relating to post retirement benefits, mainly as result of a reduction in the contributions to our pension funds. These effects were partially offset by a €86.9 million reduction in income tax payments, primarily explained by the full utilization of the tax loss carryforwards from our consolidated tax group by the end of 2006 and by a €65.7 million reduction in payments to suppliers.

        Cash Flow From Investing Activities.    Cash flows from investing activities include proceeds of dispositions of investments in associated companies and property, plant and equipment, as well as interest and related income on investments. Cash flows used in investing activities primarily include investments in short-term financial applications, capital expenditures for telecommunications equipment and investments in other companies. Total cash flows relating to investing activities also include cash flows from discontinued operations relating to investing activities.

        Net cash receipts from investing activities decreased to €570.9 million in the six months ended June 30, 2007, compared to €1,794.7 million in the six months ended June 30, 2006. This decrease was primarily due to a reduction in net cash receipts from short-term financial applications, primarily because we had maintained higher balances of short-term financial applications maintained by Portugal Telecom in 2006 as part of our centralized cash management strategy, including for purposes of repaying debt due in 2006. This effect was partially offset by (1) cash receipts from disposals of investments amounting to €115.3 million in the six months ended June 30, 2007, mainly related to the disposal of investment in Banco Espírito Santo (€110 million) and (2) an increase of €99 million in cash receipts resulting from other investing activities, primarily related to the cash settlement of equity swaps for shares of PT Multimédia (€94 million).

        Cash Flows Used In Financing Activities.    Cash flows used in financing activities include borrowings and repayments of debt, payments of interest on debt and payments of dividends to shareholders. Cash flows from financing activities primarily consist of borrowings. Total cash flows relating to financing activities also include cash flows from discontinued operations relating to financing activities.

        Net cash payments from financing activities amounted to €1,483.9 million in the six months ended June 30, 2007, compared to €2,733.8 million in the six months ended June 30, 2006. In the six months ended June 30, 2007, cash payments for the repayment of loans, net of cash receipts from loans obtained, amounted to €641.0 million and primarily related to a reduction in outstanding amounts under our short-term commercial paper programs from €749.4 million at the end of 2006 to €239.8 million as of June 30, 2007. In the six months ended June 30, 2006, cash payments for the repayment of loans, net of cash receipts from loans obtained, amounted to €1,709.1 million and primarily included (1) €899.5 million related to the repayment of the notes issued by PT Finance in February 2001 and (2) €500.0 million related to the partial repayment of our multicurrency credit facility entered into in 2003.

        In the six months ended June 30, 2006 and 2007, we paid dividends of €530.4 million and €529.7 million, respectively.

Indebtedness

        Our total consolidated indebtedness decreased by 3.6% to €5,631.9 million as of June 30, 2007, compared to €5,840.3 million at the end of 2006, mainly due to (1) a reduction in outstanding amounts under our short-term commercial paper programs from €749.4 million to €239.8 million, and (2) the classification of the multimedia business as a discounted operation as at June 30, 2007. These effects were partially offset by an increase in the liability for equity swaps for own shares from €187.6 million to €$776.8 million. Our cash and cash equivalents decreased by 14.9% to €463.0 million as of June 30, 2007 from €548.5 million at the end of 2006, and our short-term investments decreased by 42.1% to €888.4 million as of June 30, 2007 from €1,535.2 million at the end of 2006, primarily due to dividend payments.

        In the table below, we have presented the composition of our consolidated indebtedness at the end of 2006 and as of June 30, 2007.

	Six Months Ended June 30,
	2006		2007
Debt	€ millions	% of total debt	€ millions	% of total debt
Short-term	1,372.6	23.5	1,372.6	24.4
Bank loans	406.9	7.0	337.9	6.0
Other loans	749.9	12.8	240.3	4.3
Liability for equity swaps on own shares	187.6	3.2	776.8	13.8
Financial leases	28.4	0.5	17.6	0.3
Medium and long-term	4,467.5	76.5	4,259.2	75.6
Bond loans	3,133.6	53.7	3,156.2	56.0
Bank loans	1,103.4	18.9	1,011.8	18.0
Other loans	0.3	0.0	0.0	0.0
Financial leases	230.2	3.9	91.2	1.6
Total indebtedness	5,840.3	100.0	5,631.9	100.0
Cash and cash equivalents	548.5	9.4	463.0	8.2
Short-term investments	1,535.2	26.3	888.4	15.8

	3,756.6	64.3	4,280.4	76.0

        Maturity.    Of the total indebtedness outstanding as at June 30, 2007, €1,372.6 million is due before the end of June 2008. The remaining €4,467.5 million is classified as medium and long-term debt. The average maturity of our total indebtedness is 4.6 years.

        Interest Rates.    As at June 30, 2007, 59.9% of our total indebtedness was at fixed rates, primarily as a result of the fixed-rate bonds issued in 1999 and 2005.

        Credit Ratings.    Our credit ratings are currently as follows:

Rating Agency	Credit Rating	Last Change	Outlook
Moody's	Baa2	March 5, 2007	Stable
Standard & Poor's	BBB-	March 16, 2007	Stable
Fitch Ratings	BBB	March 5, 2007	Negative

        Please see "Item 5—Operating and Financial Review and Prospects" in the 2006 PT Annual Report for further information relating to our credit ratings.

        Debt Instruments and Repayment and Refinancing of Indebtedness.    Please see "Item 5—Operating and Financial Review and Prospects" in the 2006 PT Annual Report for further information relating to our debt instruments.

        Covenants.    Our debt instruments contain certain covenants, as well as customary default and cross- acceleration provisions, which are described in "Item 5—Operating and Financial Review and Prospects" in the 2006 PT Annual Report.

Post Retirement Benefits

        Please see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Post Retirement Benefits" in the 2006 PT Annual Report for further information about our post retirement benefit obligations. The discussion below is intended only to highlight certain changes in our post retirement benefit obligations since December 31, 2006.

        The table below shows the evolution of our unfunded obligations during the six months ended June 30, 2007.

Six Months Ended June 30, 2007
Unfunded obligations (initial balance)	1,654.4
Post retirement benefit gains	(17.3)
Workforce program reduction costs	82.0
Contributions and payments	(161.3)
Net actuarial gains	(321.6)
Prior year service gains related to active employees	(4.4)

Unfunded obligations (final balance)	1,231.7

        The reduction in the gross unfunded obligations is primarily related to the net actuarial gains booked in the six months ended June 30, 2007 (€322 million) and the extraordinary contributions made during the same period (€117 million). Net actuarial gains in the six months ended June 30, 2007 include the impact of the changes in actuarial assumptions (€242 million) and of differences between those actuarial assumptions and actual data (€80 million). The change in actuarial assumptions corresponds to the effect of the increase in the discount rate from 4.75% to 5.25% for pension and healthcare liabilities and from 4.25% to 4.75% for salary liabilities, reflecting the evolution of market yields during the period.

        During the first half of 2007, the Decree Law 187/2007 of May 10, 2007 was published, introducing changes to pension formulas to guarantee the sustainability of the Portuguese social security system. These changes applied to some of PT Comunicações's plans, which led to a reduction in our total liability. In addition, PT Comunicações reduced the benefits granted under the same pension plans. The impact of these changes in benefits, reduced PT's pension liability by €42.8 million, of which €37.2 million was recognized as a prior year service gain because it was related to vested rights (included under the "post retirement benefit gains") and the remaining €5.5 million was related to unvested rights and therefore deferred.

        The asset allocation of our pension and healthcare benefit funds as of June 30, 2007 was 47.9% equity, 33.9% bonds, 5.9% real estate and 13.2% cash and others. As of June 30, 2007, the market value of the funds was €3,048 million, resulting in a gross unfunded liability related to our post retirement benefits of €1,232 million.

Equity

        Our total equity excluding minority interests amounted to €2,003.0 million at June 30, 2007, compared to €2,255.2 million at the end of 2006.

        The decrease in total equity excluding minority interests in the six months ended June 30, 2007 was primarily related to dividends paid (€516.5 million) and the acquisition of treasury shares through equity swaps (€589.2 million). These effects were partially offset by the net income for the period (€429.1million), the net actuarial gains recorded in the period (€236.4 million, net of tax) and the effect of currency translation adjustments (€207.8 million), primarily due to the appreciation of the Real against the Euro in 2006.

        Our total equity excluding minority interests as a percentage of total assets decreased from 15.9% at the end of June 30, 2006 to 14.9% as of June 30, 2007.

        We make adjustments to equity in response to fluctuations in the value of the foreign currencies in which we have made investments, including the Brazilian Real. When we adopted IFRS, an exemption under IFRS 1 permitted us to deem cumulative translation differences to be zero at the date of transition to IFRS (January 1, 2004). Cumulative foreign currency translation adjustments recorded in shareholders' equity were negative €40.8 million in the six months ended June 30, 2006 and €207.8 million in the six months ended June 30, 2007. As a result of the adoption of IFRS and the exemption under IFRS 1, translation differences that arose after the date of transition to IFRS will be recognized in profits and losses upon the disposal of the related investment.

Capital Expenditures

        In the first six months of 2007, we made capital expenditures totaling €306.8 million, primarily relating to our mobile business in Brazil and to the wireline business. The table below sets forth our capital expenditures for the periods indicated:

	Six Months Ended June 30,
	2006	2007
	(€ millions)
Wireline	99.6	104.7
Domestic mobile	51.5	71.0
Brazilian mobile(1)	114.6	105.2
Other	15.3	26.0

Total	281.0	306.8

(1)
Based on Euro/Real average exchange rate of 2.7218 for the first half of 2007 and 2.6925 for the first half of 2006.

        Capital expenditures increased by 9.2% as of June 30, 2007 to €307 million compared to the same period in 2006. In the first half of 2007, capital expenditures in the wireline business were directed mainly towards (1) network upgrades to provide greater bandwidth to customers, (2) the preparation of the network and information systems for the launch of IPTV (which had a "soft launch" in the second quarter of 2007) and (3) client-related expenditures as a result of investments in terminal equipment for corporate clients.

        Capital expenditures in the domestic mobile business were directed primarily towards network capacity and 3G/3.5G coverage (approximately 76% of network capital expenditures). In addition, as part of TMN's UMTS licence obligations, capital expenditures in the first half of 2007 included a contribution of €8 million to a fund aimed at promoting the development of the information society in Portugal. At the end of June 2007, TMN's 3G network covered approximately 85% of the population.

        Capital expenditures in the Brazilian mobile business were directed towards (1) the implementation of the GSM/EDGE overlay on Vivo's network and (2) network coverage and quality. The GSM/EDGE network overlay currently covers 96% of the municipalities with CDMA coverage. Approximately 76% of the capital expenditures related to the initial GSM/EDGE rollout, as announced in July 2006, had been invested as of June 20, 2007.

        Capital expenditures included in the "Other" line in the table above increased primarily as a result of the consolidation of MTC (€15 million).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PT MULTIMÉDIA

        You should read the following discussion of PT Multimédia's financial condition and results of operations in conjunction with the audited consolidated financial statements of PT Multimédia as of and for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007, in each case included in this information statement.

        PT Multimédia's consolidated financial statements have been prepared in accordance with IFRS, as adopted by the European Commission for use in the European Union. IFRS differs in significant respects from U.S. GAAP. For a narrative discussion of the principal differences between IFRS and U.S. GAAP, see "Summary of Certain Differences Between IFRS and U.S. GAAP (Unaudited)."

        This discussion contains forward-looking statements that involve risks and uncertainties. Please see "Special Note About Forward-Looking Statements" for more information. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this information statement, particularly under the heading "Risk Factors."

Overview

  Trends and Other Factors Influencing PT Multimédia's Results

        PT Multimédia's business is affected by a number of significant industry trends. In addition, in 2004 and 2005, PT Multimédia's results of operations were affected by one-time events that make year-to-year comparisons more difficult. Some of these important factors are summarized below:

  •
  Shift from Analog to Digital Service.    In order to remain competitive, PT Multimédia completed the shift of the premium content cable signal from analog to digital. Digitalization of cable television business both creates a platform for offering more value-added and competitive services, while facilitating its ability to restrict illegal access to its content. In addition, shutting down the analog signal for premium content improves cable network capacity by allowing, for example, further increases in broadband internet download speeds. PT Multimédia also expects to face increasing competition from other broadband providers and from new technologies, including IP television. See "Information About PT Multimédia—Competition."

  •
  Effect of Macroeconomic Factors on Premium Services Provided.    PT Multimédia's revenues are affected by general macroeconomic conditions in Portugal, which result, for example, in higher disconnection levels on pay TV and Internet services, thereby affecting PT Multimédia's customer base and its retention costs.

  •
  Sale of Lusomundo Media.    In August 2005, PT Multimédia sold its entire interest in Lusomundo Media, the newspaper, magazine and radio broadcasting business, for €173.9 million. PT Multimédia's net income for 2005 includes €14.1 million attributable to Lusomundo Media.

  •
  Tax Loss Carryforwards.    In 2004, PT Multimédia recorded a deferred tax asset of €109 million related to tax loss carryforwards generated in previous years based on management's expectations of its recoverability.

  Consolidation Treatment of Sport TV

        PT Multimédia, through its subsidiary PT Conteúdos, acquired an additional 16.67% stake in Sport TV in a purchase completed in April 2004, increasing its ownership in that company to 50%. PT Multimédia proportionally consolidates the financial results of Sport TV in its consolidated financial results for the six months ended June 30, 2006 and 2007 and for the years ended December 31, 2004, 2005 and 2006.

  Transition to International Financial Reporting Standards

        PT Multimédia applies IFRS, as adopted by the European Commission for use in the European Union, including all applicable interpretations of the International Financial Reporting Interpretation Committee. For PT Multimédia, there are no differences between IFRS as adopted by the EU and IFRS as published by the International Accounting Standards Board. PT Multimédia's consolidated financial statements prepared in accordance with IFRS include comparative financial statements for the years ended December 31, 2004, 2005 and 2006. IFRS requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS consolidated financial statements. These accounting policies must be applied as of the date of transition to IFRS (January 1, 2004) and throughout all periods presented in the first IFRS consolidated financial statements.

  Explanation of Exemption Applied Under IFRS 1

        In general, the carrying amounts of the assets and liabilities in the consolidated balance sheet under Portuguese GAAP for the year ended December 31, 2003 must be recognized and measured retrospectively in the opening IFRS consolidated balance sheet as of January 1, 2004 on the basis of those standards under IFRS in force at December 31, 2005. IFRS 1 nevertheless provides exemptions from this principle in specific cases. The principal exemption applied by PT Multimédia relates to business combinations. Under the exemption, PT Multimédia is not required to apply IFRS 3, Business Combinations, retroactively to business combinations that took place before the date of transition to IFRS. PT Multimédia has applied this exemption and has therefore recorded goodwill relating to business combinations prior to January 1, 2004 as it was recorded under Portuguese GAAP. Since January 1, 2004, goodwill has not been amortized and business combinations since that date have been recorded in accordance with IFRS 3. At the date of transition to IFRS, goodwill was tested for impairment (i.e., a reduction in its recoverable amount to below its carrying amount) and was written down, if required. Historical cost and accumulated goodwill amortization were netted for the purpose of preparing the opening IFRS consolidated balance sheet. If PT Multimédia had not applied this exemption, it would have had to measure net assets acquired in acquisitions that took place prior to January 1, 2004 at fair value. If it had not applied the exemption, we believe that the net assets related to companies acquired prior to January 1, 2004 on PT Multimédia's opening IFRS consolidated balance sheet could have been higher and its goodwill could have been lower.

Critical Accounting Policies

        This discussion and analysis of PT Multimédia's financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with IFRS. The reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie preparation of the financial statements. PT Multimédia bases its estimates on historical experience and on various other assumptions, the results of which form the basis for judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

        The following critical accounting policies involve the most significant judgments and estimates used in the preparation of PT Multimédia's consolidated financial statements.

  Property, Plant and Equipment and Intangible Assets

        Accounting for property, plant and equipment and intangible assets involves the use of estimates for determining fair value at the acquisition date, in particular in the case of assets acquired in a business combination, and for determining the expected useful lives of those assets. The determination of the fair values of assets, as well as of the useful lives of the assets, is based on management's judgment.

        The determination of impairments of property, plant and equipment and intangible assets involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunications industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of services, current replacement costs, prices paid in comparable transactions and other changes in circumstances that indicate an impairment exists. The determination of recoverable amounts and fair values are typically based on discounted cash flow methodologies that incorporate reasonable market assumptions. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values of assets (or groups of assets) require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. At December 31, 2004, 2005 and 2006, PT Multimédia concluded that the carrying value of these assets (other than goodwill) did not exceed their recoverable amounts.

  Goodwill

        Goodwill arising on consolidation represents the excess of the cost of acquisition over PT Multimédia's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. The assets and liabilities acquired are measured provisionally at the date on which control is acquired, and the resulting value is reviewed in a maximum period of one year from the date of acquisition. Until the fair value of the assets and liabilities has been definitively determined, the difference between the cost of acquisition and the carrying amount of the company acquired is recognized provisionally as goodwill.

        Goodwill acquired on or after January 1, 2004 is measured at acquisition cost, and goodwill acquired in previous periods is recognized at the carrying amount at December 31, 2003, in accordance with Portuguese GAAP. In both cases, since January 1, 2004, goodwill has not been amortized, and at the end of each reporting period, goodwill of each cash-generating unit is reviewed for impairment (i.e., a reduction in its recoverable amount to below its carrying amount) and written down if necessary. The recoverability analysis of goodwill is performed systematically at the end of each year or whenever it is considered necessary to perform such an analysis. The recoverable amount is the higher of the estimated selling price of the asset less the related selling costs and value in use. Value in use is taken to be the present value of the estimated future cash flows. In calculating the recoverable amount of goodwill, PT Multimédia used the value-in-use approach for all cases, preparing the projections of future pre-tax cash flows on the basis of the budgets most recently approved by its board of directors. These budgets include the best available estimates of the income and costs of the cash-generating units using industry projections, past experience and future expectations. These projections cover the up-coming five years, and the flows for future years are estimated by applying reasonable growth rates that in no case are increasing or exceed the growth rates of prior years.

        In light of the fact that analyzing the impairment of PT Multimédia's recorded goodwill requires a combination of various assumptions and variables, it is very difficult to analyze the sensitivity of the projections to changes in any isolated variable on its own, since a change in one variable may have an effect on one or more of the other variables used.

        Based on such an analysis, PT Multimédia recorded an impairment of the goodwill relating to its Audiovisuals unit in the amount of €28.0 million for the year ended December 31, 2004. No such impairment was recorded for the years ended December 31, 2005 and 2006, and the goodwill impairment analysis conducted as of December 31, 2005 and 2006 did not suggest that any such impairment was likely in a future period.

  Impairment Tests for Property, Plant and Equipment and Intangible Assets, Excluding Goodwill

        The determination of the recoverable amount of a cash-generating unit (under IFRS) for impairment testing purposes involves the use of estimates by management. Methods used to determine these amounts include discounted cash flow methodologies and models based on quoted stock market prices. Key assumptions on which management has based its determination of fair value include ARPU (monthly average revenue per user), subscriber acquisition and retention costs, churn rates, capital expenditures and market share. These estimates can have a material impact on fair value under IFRS and the amount of any goodwill write-down.

  Deferred Taxes

        As of June 30, 2007, PT Multimédia recorded deferred tax assets, net of deferred tax liabilities, amounting to approximately €76.4 million. This balance consists primarily of (1) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes and (2) tax losses carried forward. The realization of deferred tax assets is reviewed by management using each entity's tax results forecast based on budgets and strategic plans. Valuation allowances are considered in respect of deferred tax assets to the extent that the recovery of the related taxes is not considered probable. If PT Multimédia's management were to conclude that certain deferred tax assets for which allowances had been made were to be realized, a previously recorded valuation allowance would be fully or partially reversed.

  Provisions

        Provisions are recorded when, at the end of the period, PT Multimédia has an obligation to a third party that is probable or certain to create an outflow of resources to the third party, without an at least equivalent return expected from the third party. This obligation may be legal, regulatory or contractual in nature. It may also be derived from the practice of PT Multimédia or from public commitments having created a legitimate expectation for such third parties that PT Multimédia will assume certain responsibilities.

        To estimate the expenditure that PT Multimédia is likely to bear to settle an obligation, its management takes into consideration all of the available information at the closing date for its consolidated financial statements. If no reliable estimate of the amount can be made, no provision is recorded; information is then presented in the notes to the financial statements.

        Contingencies, representing obligations which are neither probable nor certain at the time of preparing the financial statements and probable obligations for which the cash outflow is not probable, are not recorded. Information about these contingencies is presented in the notes to the consolidated financial statements.

        Because of the inherent uncertainties in the foregoing evaluation process, actual losses may be different from the original estimated amount provisioned at the closing date.

  Revenue Recognition and Expense Recognition from Telecommunications Services

        Revenues from cable and satellite television services result primarily from (1) monthly subscription fees for the use of the service, (2) amounts billed for the installation of the service and (3) rental of equipment. Revenues from monthly subscriptions and installation are recognized in the period service is rendered to the customer, and revenues from the rental of equipment are recognized during the rental period.

        Revenues from voice and internet access services provided through the cable network, are derived primarily from monthly subscriptions and/or the use of the Internet, depending on the option chosen by the customer. These revenue is recognized for the period in which the service is provided.

        Advertising revenues from pay TV are recognized in the period when the advertising is shown.

        Revenues from the exhibition of films result from the sale of cinema tickets, and revenues from the distribution of films result from the sale to other cinema operators of exhibition rights acquired from film producers and distributors. These revenues are recognized in the period of the exhibition of the films or in the period of the sale of the rights, as applicable.

        Revenues from sales of DVDs and terminal equipment are recognized in the period when the sale occurs.

        All other expenses and costs are recognized when incurred on an accrual basis, regardless of the time of receipt or payment.

  Allowance for Doubtful Accounts

        The allowance for doubtful accounts receivable is stated at the estimated amount necessary to cover potential risks in the collection of overdue accounts receivable balances. A determination of the amount of allowances required is made after careful analysis of the evolution of accounts receivable balances, and, in specific cases, that analysis is also based on PT Multimédia's knowledge of the financial situation of its customers. The required allowances may change in the future due to changes in economic conditions and knowledge of specific issues. Future possible changes in recorded allowances would impact PT Multimédia's results of operations in the period that such changes are recorded.

Share Buyback Program

        On May 24, 2005, PT Multimédia concluded its share buyback program by issuing European-style put warrants to its shareholders in the proportion of one warrant for each share held. Accordingly, one warrant for every PT Multimédia share held and deposited on May 4, 2005 was allocated and credited to its shareholders' accounts opened with a qualified financial intermediary. The put warrants granted the following rights to their holders: (1) for every ten put warrants, the right to sell one PT Multimédia share held, at the exercise price, if physical settlement was selected or (2) for every put warrant, to receive cash equal to one-tenth of the positive difference between the exercise price and the reference price of PT Multimédia's shares. The shareholders of PT Multimédia authorized the purchase of 5,130,453 shares, corresponding to the maximum possible physical settlements of put warrants. As a result of the physical settlement of the warrants, PT Multimédia repurchased 2,348,514 of its own ordinary shares, equal to 1.52% of its capital at the time. Other than these acquisitions, PT Multimédia did not engage in any other purchase or sale transaction involving its own shares in 2005, 2006 or during the six months ended June 30, 2007. The repurchased shares were cancelled on June 1, 2005, and the share capital was reduced to €77,274,207. PT Multimédia therefore paid €91.5 million to its shareholders through the share buyback program.

        At the annual general meeting of shareholders of PT Multimédia held on April 24, 2007, PT Multimédia's shareholders approved a share buyback program pursuant to which PT Multimédia's board of directors has the authority to purchase up to 10% of its share capital, net of any dispositions of shares acquired, for a period of up to 18 months. No shares have been purchased or are expected to be purchased prior to the spin-off effective date.

Share Split

        On June 1, 2005, PT Multimédia undertook a 2-for-1 share split, after which the par value of each share was changed from €0.50 to €0.25. Accordingly, capital was then represented by 309,096,828 shares, with one new share allocated to shareholders for each share held.

Results of Operations

  Six Months Ended June 30, 2007 Compared to Six Months Ended June 30, 2006

        The following table sets forth certain items derived from PT Multimédia's statements of income for the periods indicated:

	Six Months Ended June 30, 2006		Six Months Ended June 30, 2007		2006-2007
	(€ millions)	% of operating revenues	(€ millions)	% of operating revenues	% variation
Operating revenues:
Pay-TV and cable Internet	291.8	89.9%	310.8	88.6%	6.5%
Audiovisuals business	24.3	7.5%	28.9	8.2%	18.9%
Cinema business	19.3	5.9%	21.5	6.1%	11.4%
Other, and intercompany eliminations	(10.7)	(3.3)%	(10.5)	(3.0)%	1.9%

	324.7	100.0%	350.7	100.0%	8.0%

Costs, expenses, losses and income:
Wages and salaries	21.5	6.6%	19.9	5.7%	(7.4)%
Direct costs	102.7	31.6%	108.5	30.9%	5.6%
Costs of products sold	2.9	0.9%	5.2	1.5%	79.3%
Marketing and publicity	8.0	2.5%	10.0	2.9%	25.0%
Support services	23.5	7.2%	27.6	7.9%	17.4%
Supplies and external services	51.0	15.7%	59.5	17.0%	16.7%
Indirect taxes	1.0	0.3%	0.8	0.2%	(20.0)%
Provisions and adjustments	8.0	2.5%	5.1	1.5%	(36.3)%
Depreciation and amortization	50.9	15.7%	54.5	15.5%	7.1%
Losses on disposals of fixed assets, net	0.2	0.1%	0.3	0.1%	50.0%
Other costs (income), net	(8.3)	(2.6)%	1.6	0.5%	n.m. (1)

Total costs, expenses, losses and income	261.4	80.5%	292.9	83.5%	12.1%

Income before financial results and taxes	63.4	19.5%	57.7	16.5%	(9.0)%

Financial expenses (income):
Net interest expenses	3.6	1.1%	4.6	1.3%	27.8%
Net foreign currency exchange gains	(0.3)	(0.1)%	(0.1)	(0.0)%	n.m. (1)
Net gains in financial assets	—	—	(2.7)	(0.8)%	n.m. (1)
Equity in losses (earnings) of affiliated companies, net	0.3	0.1%	(1.4)	(0.4)%	n.m. (1)

	3.7	1.1%	0.3	0.1%	(91.9)%

Income before taxes	59.7	18.4%	57.4	16.4%	(3.9)%

Income taxes	(14.6)	(4.5)%	(15.3)	(4.4)%	4.8%

Net income	45.2	13.9%	42.0	12.0%	(7.1)%

Attributable to:
Minority interests	1.6	0.5%	1.6	0.5%	0.0%
Equity holders of PT Multimédia	43.6	13.4%	40.4	11.5%	(7.3)%

(1)
n.m.= not meaningful.

        Operating Revenues.    Operating revenues of PT Multimédia increased 8% to €350.7 million in the six months ended June 30, 2007 from €324.7 million in the six months ended June 30, 2006, increasing across all of PT Multimédia's businesses.

        The pay TV, broadband and telephony business accounted for 88.6% of PT Multimédia's consolidated operating revenues in the six months ended June 30, 2007. Operating revenues in this business segment increased by 6.5% to €310.8 million in the six months ended June 30, 2007 compared to the same period last year, with service revenues increasing by 7.1% to €305 million. The increase in service revenues was primarily due to a 3.6% increase in pay TV subscribers and a 5.8% increase in blended ARPU in the first half of 2007.

        Revenues from the audiovisuals business increased 18.9% to €28.9 million in the six months ended June 30, 2007 from €24.3 million in the six months ended June 30, 2006 as a result of the increase in revenues from movie exhibition rights, reflecting the fact that PT Multimédia distributed six of the top ten titles to theaters in the first half of 2007 and reflecting the recovery of Video and DVD sales as a consequence of the variety and quality of titles released in the first half of 2007.

        Revenues from the cinema exhibition business increased 11.4% to €21.5 million in the six months ended June 30, 2007 from €19.3 million in the six months ended June 30, 2006, supported mainly by an increase of 4.9% in cinema tickets sold during the first half of 2007, which resulted from a greater number of movie releases, marketing efforts and the broadening of the range of services provided to cinema customers.

        Wages and Salaries.    Wages and salaries, including social charges, decreased 7.4% to €19.9 million in the six months ended June 30, 2007 from €21.5 million in the six months ended June 30, 2006. This decrease was primarily due to work force reductions that were undertaken at PT Multimédia in 2006.

        Direct Costs.    Direct costs increased 5.6% to €108.5 million in the six months ended June 30, 2007 from €102.7 million in the six months ended June 30, 2006. Programming costs, which are the main component of direct costs, increased by 2.9%, mainly as a result of the increase in costs at Sport TV due to price increases and the growth in Sport TV subscribers. The increase in other direct costs was primarily due to the €2 million effect on direct costs of the 20% increase in advertising revenues in the six months ended June 30, 2007, as compared to the same period of last year.

        Costs of Products Sold.    The costs of products sold increased 79.3% to €5.2 million in the six months ended June 30, 2007 from €2.9 million in the six months ended June 30, 2006. This increase was primarily due to a €3 million write-off of obsolete equipment.

        Marketing and Publicity.    Marketing and publicity costs increased 25.0% to €10.0 million in the six months ended June 30, 2007 from €8.0 million in the six months ended June 30, 2006. This increase was primarily due to the launch of voice telephony service and a promotional campaign relating to broadband Internet services.

        Support Services.    Support service costs consist primarily of outsourcing costs for information systems, call centers and logistics. Support services costs increased 17.4% to €27.6 million in the six months ended June 30, 2007 from €23.5 million in the six months ended June 30, 2006. This increase was primarily due to (1) the indirect costs of investments in the capacity of call centers and back office services by the providers of those services to PT Multimédia to support an improvement in the quality of the services provided and (2) higher outsourcing costs related to the roll-out of new management and information systems during 2006.

        Supplies and External Services.    Supplies and external services costs increased 16.7% to €59.5 million in the six months ended June 30, 2007 from €51.0 million in the six months ended

June 30, 2006. This increase was primarily due to higher services costs related to the increased take-up of broadband and digital pay TV services.

        Provisions and Adjustments.    Provisions and adjustments decreased 36.3% to €5.1 million in the six months ended June 30, 2007 from €8.0 million in the six months ended June 30, 2006. This decrease was primarily due to a lower level of hard disconnections related to bad debt receivables and the implementation at the end of 2006 of a new collection system for customers who have been disconnected due to bad debt.

        Depreciation and Amortization.    Depreciation and amortization costs increased 7.1% to €54.5 million in the six months ended June 30, 2007 from €50.9 million in the six months ended June 30, 2006. This increase primarily resulted from a higher level of capital expenditure in 2006, including (1) the leasing of an additional transponder, (2) the wiring of additional houses, (3) the roll-out of set-top boxes related to PT Multimédia's digitalization programming and (4) investments in new management and information systems.

        Other Costs (Income).    Other costs amounted to €1.4 million in the six months ended June 30, 2007, compared to other income of €8.3 million in the six months ended June 30, 2006. In the first half of 2006, this caption primarily included a gain of €8.0 million related to the reversal of a portion of a provision for contingencies on the disposal of Lusomundo Media recorded in 2005.

  Financial Income and Expenses

        Net Interest Expenses.    Net interest expenses increased 27.8% to €4.6 million in the six months ended June 30, 2007 from €3.6 million in the six months ended June 30, 2006. This item primarily includes interest related to financial commitments under long-term telecommunications and transponder contracts. The increase is primarily due to an increase in total indebtedness.

        Net Gain in Financial Assets.    PT Multimédia recorded a net gain in financial assets of €2.7 million in the six months ended June 30, 2007, primarily due to a gain of €2.2 million from the financial settlement of an equity swap.

        Equity in Earnings of Affiliated Companies.    Equity in earnings of affiliated companies were €1.4 million in the six months ended June 30, 2007, compared to a net loss of €0.3 million in the six months ended June 30, 2006. This improvement was primarily due to an increase in the results of Octal TV (from losses of €0.8 million to earnings of €0.3 million) and Lisboa TV (from earnings of €0.4 million to €0.8 million). PT Multimédia holds a 20% interest in Octal TV, the main provider of set-top boxes for TV Cabo, and a 40% interest in Lisboa TV, the owner of Portugal's leading news channel, SIC Notícias.

        Income Taxes.    Income taxes increased 4.8% to €15.3 million in the six months ended June 30, 2007 from €14.6 million in the six months ended June 30, 2006. This increase arose primarily because although PT Multimédia recorded a gain of €8 million in the six months ended June 30, 2006 from the reversal of a portion of the provision for contingencies upon the disposal of Lusomundo Media, as described above, only 50% that gain was taxable under Portuguese tax law, leading to a lower effective tax rate of 24.4% in the six months ended June 30, 2006, compared to 26.8% in the six months ended June 30, 2007.

        Net Income.    For the reasons described above, net income decreased 7.1% to €42.0 million in the six months ended June 30, 2007 from €45.2 million in the six months ended June 30, 2006.

        Net Income Attributable to Minority Interests.    Net income attributable to minority interests amounted to €1.6 million in the six months ended June 30, 2007 and 2006, and included primarily the earnings attributable to minority interests of Cabo TV Madeirense, S.A. and Cabo TV Açoreana, S.A.

  Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

        The following table sets forth certain items derived from PT Multimédia's statements of income for the periods indicated:

	Year Ended December 31, 2005		Year Ended December 31, 2006		2005-2006
	(€ millions)	% of operating revenues	(€ millions)	% of operating revenues	% variation
Operating revenues (stand-alone):
Pay-TV and cable Internet	553.0	88.0%	591.1	88.7%	6.9%
Audiovisuals business	53.4	8.5%	52.6	7.9%	(1.5)%
Cinema business	40.0	6.4%	43.7	6.6%	9.3%
Other and intercompany eliminations	(18.0)	(2.9)%	(20.9)	(3.1)%	16.1%

	628.5	100.0%	666.5	100.0%	6.1%

Costs, expenses, losses and income:
Wages and salaries	43.9	7.0%	40.0	6.0%	(9.0)%
Direct costs	201.3	32.0%	203.0	30.5%	0.8%
Costs of products sold	13.2	2.1%	16.8	2.5%	27.3%
Marketing and publicity	20.3	3.2%	18.3	2.7%	(9.8)%
Support services	40.3	6.4%	54.2	8.1%	34.5%
Supplies and external services	103.4	16.5%	108.1	16.2%	4.5%
Indirect taxes	0.8	0.1%	1.3	0.2%	62.5%
Provisions and adjustments	9.9	1.6%	13.6	2.0%	37.4%
Depreciation and amortizations	61.9	9.8%	102.5	15.4%	65.5%
Losses (gains) on disposals of fixed assets	0.1	0.0%	0.4	0.1%	n.m. (1)
Other income	(1.7)	(0.3)%	(2.8)	(0.4)%	64.7%

Total costs, expenses, losses and income	493.5	78.5%	555.5	83.3%	12.6%

Income before financial results and taxes	135.0	21.5%	110.9	16.6%	(17.9)%

Financial expenses (income):
Net interest expenses	6.1	1.0%	8.4	1.3%	37.7%
Net foreign currency exchange losses (gains)	0.7	0.1%	(0.4)	(0.1)%	n.m. (1)
Equity in earnings of affiliates	(3.5)	(0.6)%	(0.4)	(0.1)%	n.m. (1)
Net other financial income	(2.5)	(0.4)%	0.2	—	n.m. (1)

	0.8	0.1%	7.8	1.2%	n.m. (1)

Income before taxes	134.2	21.4%	103.2	15.5%	(23.1)%

Income taxes	(35.2)	(5.6)%	(29.1)	(4.4)%	17.3%

Net income from continued operations	99.0	15.8%	74.1	11.1%	(25.2)%

Net income from discontinued operations	14.1	2.2%	—	—	n.m. (1)
Consolidated net income	113.0	18.0%	74.1	11.1%	(34.4)%

Attributable to:
Minority interests	1.4	0.2%	3.0	0.5%	117.5%
Equity holders of PT Multimédia	111.7	17.8%	71.1	10.7%	(36.3)%

(1)
n.m.= not meaningful.

        Operating Revenues.    Operating revenues of PT Multimédia increased 6.1% to €666.5 million in 2006 from €628.5 million in 2005. This increase was primarily due to growth in pay TV and cable Internet revenues, which increased 6.9% to €591.1 million in 2006 from €553.0 million in 2005 as a result of the continuing popularity of PT Multimédia's pay TV and cable Internet offers, price increases in pay TV and increases in broadband penetration of the pay TV customer base.

        Revenue from the audiovisuals business decreased 1.5% to €52.6 million in 2006 from €53.4 million in 2005 due to increased competition among movie distributors. A decrease in revenues from video and DVD sales was partially offset by an increase in revenues from exhibition and broadcasting rights.

        Revenue from the cinema business increased 9.3% to €43.7 million in 2006 from €40.0 million in 2005, primarily due to an increase of 10.7% in cinema tickets sold during the year, which resulted in part from the opening of new cinemas and also from a larger number of movie releases, marketing efforts and the broadening of the range of the services provided to customers.

        Wages and Salaries.    Wages and salaries, including social charges, decreased 9.0% to €40.0 million in 2006 from €43.9 million in 2005. This decrease was primarily due to efforts to rationalize these costs undertaken by PT Multimédia and to the transfer of employees to PT PRO, the shared services center responsible for the back office functions of Portugal Telecom (which is expected to continue to provide services to PT Multimédia after the spin-off pursuant to a contract).

        Direct Costs.    Direct costs increased 0.8% to €203.0 million in 2006 from €201.3 million in 2005, primarily due to an increase in programming costs as a result of (1) an increase in costs at Sport TV due to price increases and the growth in the number of subscribers of this channel and (2) the launch of new channels in the second and third quarters of 2005, such as the new premium cinema channel, Lusomundo Happy, and other channels in the digital package. These effects were partially offset by a three-year contract entered into by TV Cabo at the end of 2005 for the acquisition of capacity on the fixed network of Portugal Telecom's subsidiary PT Comunicações, whose cost was capitalized (and therefore not included in direct costs) and is being amortized over the period of the contract.

        Costs of Products Sold.    The costs of products sold increased 27.3% to €16.8 million in 2006 from €13.2 million in 2005. This increase was primarily due to a change in the logistics of delivery of cable modems and DTH set-top boxes that occurred in 2006 and increased PT Multimédia's costs but which we believe PT Multimédia has addressed in 2007.

        Marketing and Publicity.    Marketing and publicity costs decreased 9.8% to €18.3 million in 2006 from €20.3 million in 2005, primarily due to efforts to control marketing and publicity expenses while continuing to favorably position the trademarks TV Cabo and Netcabo, including through campaigns launched in the third and fourth quarters of 2006.

        Support Services.    Support services costs increased 34.5% to €54.2 million in 2006 from €40.3 million in 2005. This increase was primarily due to (1) investments made in call centers to support quality service improvements; (2) costs for network maintenance as a result of the increase in penetration of digital and broadband Internet services; (3) an increase of costs in information technology systems and back-office services and (4) higher outsourcing costs related to accounting and administrative services in connection with the transfer of certain employees to PT PRO, as described above.

        Supplies and External Services.    Supplies and external services costs increased 4.5% to €108.1 million in 2006 from €103.4 million in 2005. This increase was primarily due to an increase in commissions as a result of an increase in commercial activity in the third and fourth quarters of 2006. The remaining components of this cost item generally decreased, reflecting continuing efforts to control costs.

        Provisions and Adjustments.    Provisions and adjustments increased 37.4% to €13.6 million in 2006 from €9.9 million in 2005, primarily due to an increase in the provision for doubtful receivables in the pay TV and broadband Internet businesses due to growth in revenues and a corresponding increase in accounts receivable from customers.

        Depreciation and Amortization.    Depreciation and amortization costs increased to €102.5 million in 2006 from €61.9 million in 2005. This increase was primarily due to an increase in capital expenditures in 2005 and in the first half of 2006 as a result of (1) a contract for rights to use three additional transponders on the Hispasat satellite, (2) a long-term telecommunications contract regarding usage of transmission capacity, (3) wiring of additional houses, (4) acquisition of set-top boxes in connection with PT Multimédia's digitalization program and (5) new information technology systems.

        Other Income.    Other income was €2.8 million in 2006, compared to €1.7 million in 2005. In 2006, other income primarily included (1) a gain of €8 million from the reversal of a portion of the provision for contingencies upon the disposal of Lusomundo Media due to the settlement with the acquirer of the indemnities reflected in the sale and purchase agreement and (2) an impairment charge of €6 million recorded at the time of a change in the estimated useful life of certain tangible assets.

  Financial Income and Expenses

        Net Interest Expenses.    Net interest expenses increased by 37.7% to €8.4 million in 2006 from €6.1 million in 2005. This caption primarily includes interest payments under contracts for telecommunications capacity usage rights and the financial cost of contracts for the use of transponders, and the increase is primarily due to the interest expense associated with the new contract entered into by TV Cabo at the end of 2005 for the acquisition of capacity on the fixed network of PT Comunicações.

        Equity in Earnings of Affiliated Companies.    Equity in earnings of affiliated companies decreased to €0.4 million in 2006 from €3.5 million in 2005, primarily due to (1) an increase in losses of Octal TV (from €0.1 million to €1.0 million), (2) a reduction in earnings of Lisboa TV (from €1.6 million to €1.3 million) and (3) the effect in 2005 of a gain of €2.3 million recorded in 2005 upon the disposal of Warner Lusomundo Sogecable Cines de España, S.A., a joint venture with Warner Bros. and Sogecable for cinema exhibition in Spain.

        Income Taxes.    Income taxes decreased by 17.3% to €29.1 million in 2006 from €35.2 million in 2005. This decrease was primarily due to the reduction in income before taxes, partially offset by a cost of €8.0 million due to an adjustment to the value of deferred tax assets due to a reduction in the nominal corporate tax rate from 27.5% to 26.5% beginning in January 2007. In addition, PT Multimédia recorded a gain of €3.0 million as a result of the recognition of tax losses from previous periods by Sport TV.

        Net Income from Discontinued Operations.    Discontinued operations reflect the results of companies that have been disposed of during the reportable periods and the after-tax gains obtained with the sale of these investments. Having announced the disposal of Lusomundo Media in February 2005, PT Multimédia reported this business as a discontinued operation in the consolidated income statement for the year 2005 in accordance with IFRS. As a result, the earnings of this company were included in this caption until the effective date of the disposal, which occurred on August 25, 2005.

        Net Income.    Net income decreased 34.4% to €74.1 million in 2006 from €113.0 million in 2005. In 2005, net income included a gain of €18.0 million related to the sale of Lusomundo Media. In 2006, net income was negatively affected by (1) costs amounting to €4.0 million (net of tax) related to the impairment of certain tangible assets, as described in "—Other Income" above, and (2) the reduction in the nominal corporate tax rate, which reduced PT Multimédia's deferred tax assets by €8.0 million, as described in "—Income Taxes" above.

        Net Income Attributable to Minority Interests.    Net income attributable to minority interests amounted to €3.0 million in 2006, compared to €1.4 million in 2005, primarily due to earnings attributable to the minority interests in Cabo TV Madeirense, S.A. and Cabo TV Açoreana, S.A.

  Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

        The following table sets forth certain items derived from PT Multimédia's statements of income for the periods indicated:

	Year Ended December 31, 2004		Year Ended December 31, 2005		2004-2005
	(€ millions)	% of operating revenues	(€ millions)	% of operating revenues	% variation
Operating revenues (stand-alone):
Pay TV and cable Internet	513.3	85.7%	553.0	88.0%	7.7%
Audiovisuals business	53.7	9.0%	53.4	8.5%	(0.6)%
Cinema business	41.8	7.0%	40.0	6.4%	(4.3)%
Other and intercompany eliminations	(10.0)	(1.7)%	(18.0)	(2.9)%	(80.0)%

	598.8	100.0%	628.5	100.0%	5.0%

Costs, expenses, losses and income:
Wages and salaries	43.7	7.3%	43.9	7.0%	0.5%
Direct costs	185.0	30.9%	201.3	32.0%	8.9%
Costs of products sold	18.3	3.1%	13.2	2.1%	(27.7)%
Marketing and publicity	24.2	4.0%	20.3	3.2%	(16.0)%
Support services	38.2	6.4%	40.3	6.4%	5.6%
Supplies and external services	100.8	16.8%	103.4	16.5%	2.6%
Provisions and adjustments	5.7	1.0%	9.9	1.6%	73.7%
Indirect taxes	4.3	0.7%	0.8	0.1%	(81.4)%
Depreciation and amortizations	51.4	8.6%	61.9	9.8%	20.4%
Impairment losses	28.0	4.7%	0.0	0.0%	n.m. (1)
Losses (gains) on disposals of fixed assets	(1.8)	(0.3)%	0.1	0.0%	n.m. (1)
Other costs (income)	51.0	8.5%	(1.7)	(0.3)%	n.m. (1)

Total costs, expenses, losses and income	548.6	91.6%	493.5	78.5%	(10.0)%

Income before financial results and taxes	50.2	8.4%	135.0	21.5%	n.m. (1)

Financial expenses (income):
Net interest expenses	3.4	0.6%	6.1	1.0%	79.4%
Net foreign currency exchange losses (gains)	0.8	0.1%	0.7	0.1%	(12.5)%
Equity in earnings of affiliates	(0.7)	(0.1)%	(3.5)	(0.6)%	n.m. (1)
Net other financial income	(1.0)	0.2%	(2.5)	(0.4)%	n.m. (1)

	2.5	0.4%	0.8	0.1%	(68.0)%

Income before taxes	47.6	7.9%	134.2	21.4%	n.m. (1)

Income taxes	75.5	12.6%	(35.2)	(5.6)%	n.m. (1)

Net income from continued operations	123.1	20.6%	99.0	15.8%	(19.6)%

Net income from discontinued operations	2.5	0.4%	14.1	2.2%	n.m. (1)
Consolidated net income	125.7	21.0%	113.0	18.0%	(10.1)%

Attributable to:
Minority interests	2.8	0.5%	1.4	0.2%	(50.1)%
Equity holders of PT Multimédia	122.9	20.5%	111.7	17.8%	(9.1)%

(1)
n.m.= not meaningful.

        Operating Revenues.    Operating revenues of PT Multimédia increased 5.0% to €628.5 million in 2005 from €598.8 million in 2004. This increase was primarily due to growth in pay TV and cable Internet revenues, which increased 7.7% to €553.0 million in 2005 from 513.3 million in 2004 as a result of the continuing popularity of PT Multimédia's pay TV and cable Internet offers, price increases in pay TV and a steady increase in broadband penetration of the pay TV customer base. Income from advertising sales also contributed positively to this increase, reaching €21.5 million in 2005.

        Revenues from the audiovisuals business decreased 0.6% to €53.4 million in 2005 from €53.7 million in 2004 primarily due to the termination of the distribution agreement for Playstation consoles and related games and the termination in April 2004 of the distribution agreement for videos of Columbia, the Sony group movie producer.

        Revenues in the cinema business decreased 4.3% to €40.0 million in 2005 from €41.8 million in 2004 affected by (1) the alignment of the Warner Lusomundo's fiscal year with that of PT Multimédia after Warner Lusomundo merged with Lusomundo Cinemas in 2004, leading to another month of operations being incorporated in 2004 and (2) lower attendance rates in the cinema exhibition business stemming from the continuing effects of growth in the DVD market, fewer hit movies screened during the first nine months of 2005 and increased competition among movie distributors.

        Wages and Salaries.    Wages and salaries, including social charges, increased 0.5% to €43.9 million in 2005 from €43.7 million in 2004. This increase was primarily due to the addition of 86 employees to our audiovisuals business as a result of opening new screening rooms throughout the year and an increase in social charges, partially offset by a decrease in variable compensation of other employees. The total number of employees reached 1,388 thousand at year-end.

        Direct Costs.    Direct costs increased 8.9% to €201.3 million in 2005 from €185.0 million in 2004. This increase was primarily due to the costs of cable television programming. These programming costs increased 9.0% to €138.3 million in 2005 from €126.9 million in 2004, primarily as a result of the launch of new channels in the second and third quarters of 2005, in particular the new Premium movie channel, Lusomundo Happy, along with other channels included in TV Cabo's digital "Funtastic Life" service. Moreover, the costs of leasing the fiber optics network from PT Comunicações increased 23.1% in 2005, primarily due to network expansion, increased network capacity for supporting higher download levels and digital TV service and an increase in bi-directional coverage.

        Costs of Products Sold.    The costs of products sold decreased 27.7% to €13.2 million in 2005 from €18.3 million in 2004. This decrease was primarily due to the reduced sales of video and videogames by our audiovisuals business as a result of the termination in 2004 of the distribution agreement for Columbia videos and for Sony Playstation consoles and games.

        Marketing and Publicity.    Marketing and publicity costs decreased 16.0% to €20.3 million in 2005 from €24.2 million in 2004. This decrease was primarily due to a greater rationalization of the costs of publicity and promotional campaigns.

        Support Services.    Support services costs increased 5.6% to €40.3 million in 2005 from €38.2 million in 2004. This increase was primarily due to higher costs of customer care to support the launch of the new "Funtastic Life" digital service, the digitalization of the premium pay TV service and the migration to new information systems. In addition, there was an increase in outsourcing costs relating to information systems involved in the roll-out of newly implemented systems.

        Supplies and External Services.    Supplies and external services costs increased 2.6% to €103.4 million in 2005 from €100.8 million in 2004. This increase was primarily due to an increase in maintenance and repair costs. Pay TV customer growth, the digitalization of premium pay TV services and the expansion of broadband services, together with the upgrade of downstream speeds, led to an increased need for network maintenance and repair in order to guarantee a high quality of service.

        Provisions and Adjustments.    Provisions and adjustments increased to €9.9 million in 2005 from €5.7 million in 2004, primarily due to an increase in the provision for doubtful receivables in the pay TV and broadband Internet businesses due to growth in revenues and a corresponding increase in accounts receivable from customers.

        Indirect Taxes.    Indirect taxes decreased to €0.8 million in 2005, compared to €4.3 million in 2004. This decrease was primarily due to the reversal of an accrual for the Investment Fund for Cinema and Audiovisuals, which was recorded in 2004. PT Multimédia had agreed with the Portuguese State that its contribution to the Investment Fund for Cinema and Audiovisuals should equal the Portuguese State's contribution. Since the Portuguese State did not make any contribution, the company was not required to make its own contribution and, as a result, the related accrual was cancelled. The Investment Fund for Cinema and Audiovisuals is described in "Risk Factors—Risks Related to PT Multimédia—The recently created audiovisual contribution could affect PT Multimédia's financial position."

        Depreciation and Amortization.    Depreciation and amortization costs increased 20.4% to €61.9 million in 2005 from €51.4 million in 2004. This increase was primarily due to investments for acquiring capacity usage rights for two additional transponders.

        Impairment Losses.    In 2004, PT Multimédia recorded an impairment loss in the goodwill of its audiovisuals business amounting to €28.0 million. This impairment was computed based on the difference between the book value at that date and the discounted cash flow of the business, based on management estimates.

        Other Costs (Income).    Other income amounted to €1.7 million in 2005, compared to other costs of €51.0 million in 2004. In 2004, this caption primarily included (1) a provision of €26.0 million recorded in the pay TV business related to the dismantling of the analog network and (2) a provision of €12.0 million for tax contingencies at PT Multimédia.

  Financial Income and Expenses

        Net Interest Expenses.    Net interest expenses increased 79.4% to €6.1 million in 2005 from €3.4 million in 2004. This increase was primarily due to the financial costs of new contracts for the use of transponders.

        Net Other Financial Income.    Net other financial income increased to €2.5 million in 2005 from €1.0 million in 2004. This increase was primarily due to the recognition of a financial gain of €3.5 million relating to the share buyback program, which corresponds to the difference in the average PT Multimédia share price between the warrant issue date and the date on which the reference price was set (the exercise date). This item also includes miscellaneous financial expenses, such as bank commissions and the related fees.

        Equity in Earnings of Affiliated Companies.    Equity in earnings of affiliated companies increased to €3.5 million in 2005 from €0.7 million in 2004. This increase was primarily due to gains of Warner Lusomundo Sogecable and Lisboa TV, which contributed €2.3 million and €1.6 million, respectively.

        Income Taxes.    Income taxes totaled €35.2 million in 2005, compared to net tax benefits of €75.5 million in 2004. In 2004, this caption included the recognition of net deferred tax assets amounting to €109 million related to tax losses generated in previous years, as the conditions for the future recovery of those deferred tax assets were not met until 2004. Excluding this effect, income taxes would generally have remained stable.

        Net Income from Continued Operations.    For the reasons described above, net income from continued operations decreased 19.6% to €99.0 million in 2005 from €123.1 million in 2004.

        Net Income from Discontinued Operations.    Net income from discontinued operations increased to €14.1 million in 2005 from €2.5 million in 2004. Following the announced disposal of Lusomundo Serviços in 2005, this business was reported as a discontinued operation for the years 2004 and 2005 until the completion of the disposal in August 2005, in accordance with IFRS. The increase in this caption is primarily related to the recognition of a gain amounting to €17.8 million from the sale of

Lusomundo Serviços. In 2004, discontinued operations included the earnings of Lusomundo Serviços for the full year.

        Net Income Attributable to Minority Interests.    Net income attributable to minority interests decreased to €1.4 million in 2005 from €2.8 million in 2004 and related primarily to the interests of minority shareholders in the net income of Lusomundo Media.

Liquidity and Capital Resources

  Overview

        The principal capital requirements of PT Multimédia relate to:

  •
  funding of operations;

  •
  capital expenditures on network infrastructure and information systems;

  •
  repayments and refinancing of the indebtedness of PT Multimédia (see "—Indebtedness" below); and

  •
  dividend payments.

        The principal sources of funding for these capital requirements are cash generated from operations and debt financing. Cash and cash equivalents of PT Multimédia decreased 5.4% to €36.7 million as of June 30, 2007 from €38.8 million as of December 31, 2006, with cash flows used in financing activities (€82 million) and investing activities (€46 million) being partially offset by cash flows obtained from operating activities (€126 million).

        Cash and cash equivalents decreased to €38.8 million as of December 31, 2006 from €76.7 million as of December 31, 2005, with cash flows used in financing activities (€109 million) and investing activities (€122 million) more than offsetting cash flows obtained from operating activities (€194 million).

        Cash and cash equivalents increased to €76.7 million as of December 31, 2005 from €28.3 million as of December 31, 2004, primarily due to cash flows obtained from operating activities (€219 million) and investing (€93 million) activities, which were partially offset by the cash flows used in financing activities (€261 million).

        We believe that PT Multimédia's cash balances, together with the cash that it expects to generate from its operations and the liquidity available under credit facilities that are expected to be in place prior to the effective date of the spin-off, will be sufficient to meet its present funding needs. See "—Indebtedness" below for a description of the credit facilities expected to be in place at the time of the spin-off.

  Cash Flows

        The table below sets forth a breakdown of PT Multimédia's cash flows from continuing operations for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007.

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
	(€ millions)
Cash flow from operating activities	145.5	218.7	194.1	106.1	126.5
Cash flow from (used in) investing activities	(129.3)	92.7	(122.4)	(72.5)	(46.4)
Cash flow used in financing activities	(19.6)	(261.0)	(109.6)	(67.6)	(82.4)

Total	(3.4)	50.3	(37.9)	(34.0)	(2.2)

        Cash Flow from Operating Activities.    Cash flows from operating activities and used in operating activities include collections from clients, payments to suppliers, payments to personnel, payment of income taxes and other collections and payments relating to operating activities. Cash flows from operating activities of PT Multimédia result primarily from operations conducted by its subsidiaries and not by PT Multimédia itself. None of its subsidiaries is subject to economic or legal restrictions on transferring funds to PT Multimédia in the form of cash dividends, loans or advances that would materially affect its ability to meet its cash obligations.

        Net cash flow from operating activities increased 19.2% to €126.5 million in the six months ended June 30, 2007 from €106.1 million in the same period of 2006. This increase was primarily due to a €50.0 million increase in collections from customers, partially offset by a €31.1 million increase in payments to suppliers.

        Net cash flow from operating activities decreased 11.2% to €194.1 million in 2006 from €218.7 million in 2005. This decrease was primarily due to a €21.3 million increase in payments to suppliers and a €11.8 increase in other payments relating to operating activities, partially offset in by a decrease in payments to employees and income tax payments.

        Net cash flow from operating activities increased 50.3% to €218.7 million in 2005 from €145.5 million in 2004. This increase was primarily due to a €39.7 million increase in collections from customers and a €31.7 million decrease in other payments relating to operating activities.

        Cash Flow from (Used in) Investing Activities.    Cash flows used in investing activities primarily include financial investments and capital expenditures for telecommunications equipment and satellite and telecommunications capacity. Cash flows from investing activities include dispositions of investments in associated companies and property, plant and equipment and dividends, interest and related income in investments.

        Net cash used in investing activities decreased to €46.4 million in the six months ended June 30, 2007, compared to net cash used in investing activities of €72.5 million in the same period of 2006. This decrease was primarily due to higher capital expenditures on tangible and intangible assets in the six months ended June 30, 2006.

        Net cash used in investing activities was €122.4 million in 2006, compared to net cash receipts from investing activities of €92.7 million in 2005. This decrease was primarily due to the effect on 2005 cash flows of the sale of Lusomundo Serviços, which held PT Multimédia's interest in Lusomundo Media in 2005 (€173.8 million) and repayments by Portugal Telecom of loans granted to it by PT Multimédia in the amount of €77 million, partially offset by new loans granted to Portugal Telecom in the amount of €45 million.

        Net cash receipts from investing activities increased to €92.7 million in 2005, compared to net cash use in investing activities of €129.3 million in 2004. This increase was primarily due to an increase of €208.9 million in dispositions of financial investments to €252.7 million in 2005 from €43.8 in 2004, primarily due to the cash proceeds of €173.8 million from the sale of Lusomundo Serviços in 2005, which held PT Multimédia's interest in Lusomundo Media.

        Cash Flows Used In Financing Activities.    Cash flows used in financing activities include borrowings and repayments of debt, payments of dividends to shareholders and acquisitions of own shares.

        Net cash used in financing activities increased to €82.4 million in the six months ended June 30, 2007 from €67.6 million in the same period of 2006. This increase was primarily due to an €8.0 million increase in dividend payments and a €5.9 million increase in cash payments to repay loans, net of cash flows from loans obtained.

        Net cash used in financing activities decreased to €109.6 million in 2006 from €261.0 million in 2005. This decrease was primarily due to a decrease in cash payments to repay loans, net of cash flows from loans obtained, in the amount of €107.0 million and a decrease in payments related to share buybacks and settlement of warrants in the amount of €94.9 million, partially offset by an increase of €35.2 million in payments related to lease contracts.

        Net cash used in financing activities increased to €261.0 million in 2005 from €19.6 million in 2004. This increase was primarily due to a €137.2 million increase in payments on loans (primarily attributable to payments on loans received from Portugal Telecom), share buybacks and settlement of warrants in the amount of €94.9 million and a €65.7 million increase in dividend payments. This increase more than offset a €55.4 million increase in loans obtained, primarily attributable to intercompany loans from Portugal Telecom.

        See "—Equity" below for more information on PT Multimédia's share buybacks.

  Indebtedness

        PT Multimédia's total consolidated indebtedness increased 4.2% to €276.7 million as of June 30, 2007 from €265.6 million as of December 31, 2006, primarily due to a €45.1 million increase in loans from Portugal Telecom, partially offset by a €18 million decrease in rental contracts for telecommunications capacity and a €9.0 million decrease in obligations relating to the settlement of equity swaps.

        PT Multimédia's total consolidated indebtedness increased 7.4% to €265.6 million as of December 31, 2006 from €247.3 million as of December 31, 2005, primarily due to a €47.5 million increase in short-term debt, which was partially offset by a decrease of €17.1 million in medium and long-term bank loans.

        PT Multimédia's total consolidated indebtedness decreased 5.7% to €247.3 million as of December 31, 2005 from €262.3 million as of December 31, 2004, primarily due to the repayment of a loan from Portugal Telecom in the amount of €67.3 million and a €21.6 million reduction in short-term bank loans, which more than offset a €62.0 million increase in debt under contracts for the acquisition of telecommunications capacity.

        The composition of the indebtedness of PT Multimédia also changed as of June 30, 2007, with medium and long-term loans decreasing from 65.5% of total indebtedness as of December 31, 2006 to 53.9% as of June 30, 2007, primarily because of decreases in medium- and long -term bank loans and in contracts for telecommunications capacity.

        The table below shows the composition of PT Multimédia's consolidated indebtedness as of December 31, 2004, 2005 and 2006 and as of June 30, 2007. Note 30 to PT Multimédia's financial statements contains additional information regarding its indebtedness.

	As of December 31,		As of December 31,		As of December 31,		Six Months Ended June 30,
	2004		2005		2006		2007
	(€ millions)	% of total debt	(€ millions)	% of total debt	(€ millions)	% of total debt	(€ millions)	% of total debt
Short-term	41.4	15.8%	44.2	17.9%	91.7	34.5%	127.7	46.2%
Bank loans	25.7	9.8%	4.1	1.7%	14.0	5.3%	14.0	5.0%
Other loans	5.9	2.2%	—	—	34.6	13.0%	79.7	28.8%
Financial leases	9.8	3.7%	1.2	0.5%	1.2	0.5%	0.9	0.3%
Equity swaps over own shares	—	—	8.5	3.4%	9.0	3.4%	—	—
Contracts for telecommunications capacity	—	—	30.4	12.3%	32.9	12.4%	33.0	11.9%
Medium and long-term	221.0	84.3%	203.1	82.1%	174.0	65.5%	149.1	53.9%
Bank loans	38.3	14.6%	34.6	14.0%	17.5	6.6%	10.5	3.8%
Other loans	76.2	29.1%	—	—	—	—	—	—
Financial leases	2.4	0.9%	1.9	0.8%	1.9	0.7%	1.7	0.6%
Contracts for telecommunications capacity	104.1	39.7%	166.6	67.4%	154.6	58.2%	136.8	49.4%

Total indebtedness	262.3	100.0%	247.3	100.0%	265.6	100.0%	276.7	100%

Cash and cash equivalents	28.3	10.8%	41.7	16.9%	38.8	14.6%	36.7	13.3%

Loans to shareholders	32.0	12.2%	35.0	14.2%	—	—	—	—
	202.0	77.0%	170.6	69.0%	226.8	85.4%	240.0	86.7%

        Maturity.    Of the total indebtedness outstanding as of June 30, 2007, €127.7 million is due before June 30, 2008. The remaining €149.1 million is medium- and long-term debt. The average maturity of PT Multimédia's debt is 3.7 years.

        Interest Rates.    As at June 30, 2007, all of PT Multimédia's indebtedness was at floating rates.

        Debt Instruments.    Set forth below is a brief description of certain debt instruments of PT Multimédia.

  •
  Bank Loans.    As of June 30, 2007, PT Multimédia's bank loans consisted of PT Multimédia's share of Sport TV's obligations under a loan in the outstanding principal amount of €24.5 million, which is being paid over time through its maturity in January 2009. The loan bears interest at the three-month Euribor rate plus a margin of 0.875%.

  •
  Other Loans.    PT Multimédia had outstanding loans of €79.7 million from Portugal Telecom as of June 30, 2007. These loans do not have a defined maturity because they are related to Portugal Telecom's centralized cash management. These loans bear interest at the one-month Euribor rate plus a margin of 0.437%.

  •
  Contracts for Telecommunications Capacity.    PT Multimédia's subsidiary TV Cabo is party to a number of contracts entered for the acquisition of telecommunications capacity:

  •
  TV Cabo had outstanding obligations of €136 million as of June 30, 2007 under contracts for the rights to use satellite transponders, which PT Multimédia records as capital leases. Under these contracts, TV Cabo must make payments on a quarterly basis, and the final maturity is 2016. These obligations bear interest at the six-month Euribor rate plus a margin.

    •
    TV Cabo had outstanding obligations of €34 million under a contract with PT Comunicações for the use of its fixed network. These obligations mature in December 2008 and bear interest at the six-month Euribor rate plus a margin.

        PT Multimédia is currently negotiating credit facilities with several financial institutions in an aggregate amount of between €150 and €200 million to provide liquidity for ongoing working capital needs and to repay outstanding debt to Portugal Telecom. PT Multimédia expects these facilities to be in place before the effective date of the spin-off.

  Equity

        As of June 30, 2007, the total equity of PT Multimédia amounted to €379.6 million. The decrease in equity since December 31, 2006 is primarily due to the payment of dividends amounting to €92.7 million and to the cash settlement of equity swaps for ordinary shares of PT Multimédia (treated as an acquisition of own shares) in the amount of €9.0 million, partially offset by the effect of net income for the period in the amount of €42.0 million.

        As of December 31, 2006, the total equity of PT Multimédia amounted to €424.1 million, compared to €438.7 million as of December 31, 2005 and €509.3 million as of December 31, 2004. The decrease in total equity in 2006 primarily reflects the payment of dividends in the amount of €85.0 million and the effect of net income for the period in the amount of €74.1 million. The decrease in total equity in 2005 primarily reflects the distribution of put warrants to shareholders (which allowed shareholders to put ordinary shares to PT Multimédia), which directly reduced shareholders' equity in the amount of €94.9 million, the acquisition of own shares in the amount of €8.5 million and the payment of dividends in the amount of €77.3 million, partially offset by the effect of net income for the period in the amount of €113.0 million.

        The total equity of PT Multimédia as a percentage of total assets decreased to 40.8% as of June 30, 2007 from 43.5% as of December 31, 2006, 43.8% as of December 31, 2005 and 45.5% as of December 31, 2004.

Explanatory Note Regarding Presentation of the Balance Sheet and Cash Flow Statements for 2005

        This information statement includes audited consolidated financial statements of PT Multimédia as of and for the years ended December 31, 2004 and 2005 and separate audited consolidated financial statements of PT Multimédia as of and for the years ended December 31, 2005 and 2006 in the formats in which the financial statements were made public in Portugal by PT Multimédia as part of its annual reports for 2005 and 2006, respectively. These financial statements contain a few differences in presentation of the balance sheet as of December 31, 2005 and the cash flow statement for the year ended December 31, 2005, the most significant of which are the following:

  •
  the reclassification of €35.0 million in intercompany loans granted to Portugal Telecom from "Accounts receivable—trade" and "Accounts receivable—other" to "Cash and cash equivalents" on the balance sheet and a related reduction in the same amount in cash payments resulting from financial investments on the cash flow statement;

  •
  the reclassification of €18.1 million in rights to broadcast sporting events from "Inventories" to "Prepaid expenses" since these amounts relate to advances for these rights that are being recognized in the income statement during the period in which the events are broadcasted;

  •
  the reclassification of €14.8 million in "Other non-current assets" to "Accounts receivable—other" relating to certain advances to suppliers; and

  •
  the reclassification of €21.9 million in "Accounts payable—other" to "Short-term debt" and of €43.8 million in "Accounts payable—other" to "Medium and long-term debt," in each case related to liabilities under TV Cabo's contract with PT Comunicações for the use of its fiber optic network.

Contractual Obligations and Commitments

        The following table presents the contractual obligations and commercial commitments of PT Multimédia as of June 30, 2007.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(€ millions)
Contractual obligations:
Indebtedness	276.7	127.7	47.4	26.9	74.7
Interest on indebtedness(1)	30.0	7.3	9.0	6.8	6.9
Operating lease obligations	117.0	12.8	19.9	18.5	65.8
Unconditional purchase obligations	58.6	54.7	3.9	—	—

Total contractual cash obligations	482.3	202.5	80.2	52.2	147.4

(1)
Interest on indebtedness is based on assumptions regarding interest rates on our floating rate debt. Our actual interest could vary significantly from these amounts depending on market interest rates.

        PT Multimédia's operating leases are contractual rental agreements entered into in the ordinary course of PT Multimédia's business, including leases on the properties described in "Information About PT Multimédia—Properties" and leases on cinema exhibition rooms by Lusomundo Cinema. PT Multimédia intends to fulfill its commitments under these agreements from operating cash flow.

        PT Multimédia's unconditional purchase obligations generally relate to (1) 50% of the broadcasting rights commitments assumed by Sport TV in the amount of €44.1 million as of June 30, 2007 and (2) agreements to acquire fixed assets, including network assets and terminal equipment in the amount of €14.5 million as of June 30, 2007.

        In addition, TV Cabo has entered into Qualified Technological Equipment transactions ("QTE"), whereby it has sold certain tangible telecommunications assets to foreign entities. Simultaneously, those foreign entities entered into leasing contracts on the equipment with special purpose entities, which entered into conditional sale agreements with TV Cabo with respect to that equipment. TV Cabo maintained the legal possession of this equipment. The transactions are recorded as sale and leaseback transactions, and the equipment continues to be recorded as assets of TV Cabo. Because TV Cabo obtained the economic benefits of the transactions, a non-current asset was recorded in the amount of the sale of the equipment, and a non-current liability in the same amount was recorded in the amount of the future payments under the leasing contract. These amounts are recorded at fair value on the balance sheet (€18.1 million as of June 30, 2007). Amounts received by TV Cabo under these transactions are recognized in net income on a straight-line basis over the period of the contracts. See notes 3(h)(ix), 25 and 35 to the audited consolidated financial statements of PT Multimédia for the years ended December 31, 2004, 2005 and 2006 for more information about these transactions.

        In connection with the transactions described in the preceding paragraph, PT Multimédia has provided a guarantee corresponding to a bank deposit in the amount of €18.1 million that is equivalent to the net present value of the future lease payments under the contracts as of June 30, 2007. PT Multimédia estimates that the risk of the guarantee being called upon is negligible.

Off-Balance Sheet Arrangements

        In the ordinary course of its business PT Multimédia provides guarantees to third parties to ensure performance of contractual obligations by PT Multimédia or its subsidiaries. As of June 30, 2007, PT Multimédia had given the following guarantees and comfort letters to third parties:

	Guarantees by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(€ millions)
Bank guarantees given to other entities:
Suppliers	6.9	6.9	—	—	—
Tax authorities	1.7	1.7	—	—	—
Other bank guarantees	2.6	2.6	—	—	—

	11.2	11.2	—	—	—

Other guarantees:
Sport TV	24.5	14.0	10.5	—	—
Warner Lusomundo España	0.7	0.7	—	—	—

	25.2	14.7	10.5	—	—

        As of June 30, 2007, bank guarantees given to suppliers included €5 million in guarantees granted to lessors of movie theatres located in shopping centers in connection with the cinema exhibition business and €1 million in guarantees granted to international satellite operators in connection with the pay TV, broadband Internet and voice telephony businesses.

        As of June 30, 2007, bank guarantees given to the tax authorities related to tax proceedings contested by PT Multimédia. See "Information About PT Multimédia—Legal Proceedings."

        PT Multimédia, together with Sportinveste, SGPS, S.A. (the parent of the other shareholder of Sport TV), have granted a joint and several guarantee of Sport TV's obligations under a loan for the acquisition of the broadcasting rights for the football matches of the Portuguese soccer league (the Superliga de Futebol) for the seasons 2004-2005 to 2007-2008. As of June 30, 2007, the outstanding amount due by Sport TV under this loan was €49 million, of which 50% was proportionally consolidated by PT Multimédia as indebtedness, while the remaining 50% was included in the table above as a financial commitment.

        See Note 37 to the audited consolidated financial statements for more information on the guarantees given by PT Multimédia.

Capital Expenditures

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
	(€ millions)
Terminal equipment	11.7	18.8	22.5	13.3	5.7
Pay TV infrastructure	31.5	31.2	46.0	22.1	30.1
Satellite capacity	19.4	33.4	19.0	19.0	0.0
Telecommunications network capacity	0.0	65.7	0.0	0.0	0.0
Other	10.6	36.5	45.2	21.0	5.0

Total	73.2	185.5	132.8	75.3	40.8

        PT Multimédia's capital expenditures were €40.8 million in the six months ended June 30, 2007 and €132.8 million in 2006, compared to €185.5 million in 2005 and €73.2 million in 2004. In the six months ended June 30, 2007, capital expenditures were directed towards (1) the launch of voice services, (2) an increase in homes passed by PT Multimédia's network and (3) network upgrades to provide greater customer bandwidth and to improve the quality of service.

        The decrease in PT Multimédia's capital expenditures from 2005 to 2006 was primarily due to a long-term contract entered into by TV Cabo in 2005 with PT Comunicações allowing PT Multimédia the use of network capacity in the amount of €65.7 million. Expenditures on terminal equipment and Pay TV infrastructure increased in 2006 due to the launch of VoIP telephone service, the wiring of additional houses and the acquisition of additional rights to use transmittal capacity supporting a fiber to the hub architecture.

        The increase in PT Multimédia's capital expenditures from 2004 to 2005 was primarily due to (1) the capitalized cost of future payments under the €65.7 million contract with PT Comunicações described in the preceding paragraph, (2) the capitalized cost of the rights to use a fifth and sixth satellite transponder until the end of their useful life, estimated to be December 2016 (€33.4 million), (3) the acquisition of set-top boxes relating to the digitalization program (€18.8 million) and (4) investments in network capacity to improve pay TV and broadband Internet services (€8.0 million).

        In the area of audiovisuals, capital expenditures decreased 61.1% to €1.4 million in 2005 from €3.6 million in 2004, primarily due to a reduction in the opening of new cinema screening rooms and investments to maintain and remodel existing screening rooms.

Quantitative and Qualitative Disclosures about Market Risk

        PT Multimédia is exposed to market risks primarily related to fluctuations in foreign currency exchange rates. These risks relate mainly to transactions entered into with foreign audiovisual content providers and film distributors (as described in "Information About PT Multimédia—Business—Cinema Distribution and Exhibition and Entertainment—Lusomundo Audiovisuais"), which are generally denominated in U.S. dollars. As of June 30, 2007, the outstanding amount of our U.S.-dollar denominated accounts payable was US$4.3 million. A hypothetical change of 1% in the U.S. dollar-Euro exchange rate would have increased PT Multimédia's accounts payable by approximately €31,800 as of June 30, 2007. PT Multimédia's hedging policies include entering into exchange rate forward agreements contracts from time to time when management believes it necessary.

        PT Multimédia is also subject to the risk of interest rate risk to the extent that all of its outstanding indebtedness as of June 30, 2007 bore interest at floating rates, primarily Euribor rates. See "—Liquidity and Capital Resources—Indebtedness." A hypothetical increase in the Euribor rate of 100 basis points would have increased PT Multimédia's annual cash interest expense by approximately €1 million for the six months ended June 30, 2007. PT Multimédia has not historically entered into derivative instruments to hedge its interest rate risk.

INFORMATION ABOUT PORTUGAL TELECOM

        We are a limited liability holding company, organized as a sociedade gestora de participações sociais under the laws of the Republic of Portugal. Our principal offices are located at Avenida Fontes Pereira de Melo, 40, 1069-300 Lisboa, Portugal, and our telephone number is +351 21 500 1701. We provide telecommunications services principally in Portugal and Brazil. Our services include:

  •
  wireline services, which include telephone services at a fixed location for residential and non-residential customers, leased lines, unbundled local loop access and wholesale line rental, interconnection, Internet access (dial-up and broadband ADSL), data and business solutions, portal and e-commerce services through our subsidiary PT Comunicações and its subsidiaries;

  •
  mobile telecommunications services, such as voice, data and Internet-related services in Portugal through our subsidiary TMN and in Brazil through our 50%-owned joint venture Vivo S.A.; and

  •
  sales of telecommunications equipment.

        Before the spin-off, we hold 58.43% of PT Multimédia, which provides the services described in "Information About PT Multimédia."

        The 2006 PT Annual Report, which is incorporated by reference into this information statement, contains a description of our business and a review of our financial condition and performance through December 31, 2006. Consolidated interim financial statements as of, and for the six months ended June 30, 2006 and 2007 and contained elsewhere in this information statement, and commentary on our financial condition and performance during the first six months of 2007, are contained in this information statement under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations of Portugal Telecom."

Recent Developments

  Acquisition of Telemig Participações and Tele Norte Participações

        On August 3, 2007, Vivo announced the signature of a stock purchase agreement with Telpart Participações to acquire control of Telemig Celular Participações, Telemig Participações and Tele Norte Celular Participações for an aggregate amount of R$1.2 billion. Assuming 100% acceptance of the mandatory and voluntary tender offers involved, Vivo will acquire a beneficial interest of 58.2% in Telemig Celular and 54.6% in Amazônia Celular for aggregate consideration of approximately R$2.9 billion (including the value of the subscription rights).

  Bond Issuance

        On July 3, 2007, we issued a €750 million exchangeable bond with a maturity of seven years. The coupon was fixed at 4.125% and an exchange price of €13.9859 in principal amount per ordinary share of Portugal Telecom.

  Competition Authority Fine

        On August 2, 2007, the Portuguese Competition Authority fined us €38 million for alleged abuse of dominant position relating to the alleged refusal to provide access to our ducts. We have appealed this fine. We have decided not to record a provision for this contingency, as we believe the outcome will be ultimately favorable for us, based on the opinion of our legal counsel.

Operating Review for the Six Months ended June 30, 2007

  Wireline Business

        The following table shows the number of our main lines by category for the six months ended June 30, 2006 and 2007:

	Six Months Ended June 30,
	2006	2007
Main accesses (in thousands)	4,433	4,342
Retail accesses	4,209	3,861
PSTN/ISDN	3,573	3,146
Traffic-generating lines	2,992	2,833
Carrier pre-selection	581	313
ADSL retail	636	715
Wholesale accesses	224	481
Unbundled local loops	146	244
Wholesale line rental	20	173
ADSL wholesale	59	64
Net additions (in thousands)	(45)	(62)
Retail accesses	(146)	(141)
PSTN/ISDN	(196)	(171)
Traffic-generating lines	(202)	(76)
Carrier pre-selection	6	(95)
ADSL retail	51	30
Wholesale accesses	101	79
Unbundled local loops (ULL)	74	48
Wholesale line rental (WLR)	20	31
ADSL wholesale	7	(1)
Pricing plans (in thousands)	2,283	4,220
Average revenue per user (ARPU)	30.0	30.2
Voice	25.0	24.3
Data	4.9	5.8
Total traffic	6,884	6,364
Retail traffic	2,872	2,659
Wholesale traffic	4,012	3,705

        Broadband.    Despite increased competition in broadband from both fixed and mobile competitors, ADSL accesses grew in the first half of 2007. Retail ADSL accesses increased to 715,000 as of June 30, 2007, with a summer campaign launched in June having a positive effect, and net additions totaled 30,000 as of June 30, 2007. We continued to focus on promoting customer retention through the migration to higher speeds using ADSL 2+. As of June 30, 2007, net disconnections of our traffic-generating lines reached 76,000. Net additions of unbundled local loop ("ULL") accesses decreased by 34.2% to 48,000 as of June 30, 2007 compared to the same period in 2006, with total ULL accesses reaching 244,000. In terms of voice lines of competitors using our network, the net effect of the migration of carrier pre-selection lines to wholesale line rentals resulted in a net reduction of 64,000 competitor voice-only lines as of June 30, 2007.

        Pricing Plans.    As of June 30, 2007, we were allowed to bundle unlimited fixed-to-fixed off-peak minutes during the week with our line rental charges. Currently, 51% of our residential customers have a flat-rate pricing plan.

        IPTV.    As of June 30, 2007, we announced the launch of IPTV services. Our triple-play offer, branded "meo", includes 42 pay TV channels, broadband Internet access of up to 8MB and unlimited fixed-to-fixed calls for a total of €54.90 per month. In addition, customers can buy premium channels, such as Sport TV (premium sports) and the Lusomundo movie channels. The service is provided using ADSL 2+ and is available for up to two televisions per home. The service is being initially rolled out in Lisbon and Porto.

        ARPU.    Blended Average Revenue Per User ("ARPU") increased by 0.7% to €30.2 in the first half of 2007, driven by the growth in data ARPU, which increased by 18.5%. The increased penetration of ADSL and the growth in IP-based services, including corporate VoIP, more than offset the negative impact resulting from the fact that discounts to retired persons are no longer covered by the Portuguese State.

        Traffic.    Retail traffic fell by 7.4% in the first half of 2007 compared to the same period in 2006 as a result of line loss. Retail minutes of use increased by 0.3% to 160 minutes in the first half of 2007 compared to the same period in 2006, reflecting the positive impact of the rollout of flat-rate pricing plans. The reduction in wholesale traffic of 7.7% in the first half of 2007 compared to the same period in 2006 is explained primarily by the 58.6% decrease in dial-up Internet traffic, as a result of the continued migration to broadband.

  Domestic Mobile Business

        The following table shows certain key operating data for the six months ended June 30, 2006 and 2007:

	Six Months Ended June 30,
Domestic Mobile Business
	2006	2007
Customers (in thousands)	5,362	5,814
Customer growth (in thousands)	50	110
Minutes of use (MOU)	199	118
Average revenue per user (ARPU) (€)	20.7	19.4
Customers	16.3	15.5
Interconnection	3.9	3.5
Roaming	0.5	0.4
Data as a percentage of service revenues (%)	12.6	14.1
Employees	1,165	1,126

        Customers.    Customer net additions increased to 110,000 as of June 30, 2007. As a result, total customers increased by 8.4% to 5.8 million in the first half of 2007 compared to the same period in 2006. During the first half of 2007, TMN continued to focus on postpaid service, particularly in the corporate segment and on encouraging customers to migrate to postpaid service. As of June 30, 2007, 21% of total customers were postpaid customers.

        TMN Brand.    Several initiatives were implemented during the first half of 2007 in areas such as handset portfolio differentiation, mobile broadband, roaming pricing plans and repositioning of the TMN brand to focus on the corporate and youth segments.

        Handset Portfolio.    TMN launched the offer of 28 new exclusive handsets in the first half of 2007, bringing the total number of exclusive handsets on offer to 38. For the summer campaign of 2007, TMN launched 25 new handsets, of which 8 were exclusive.

        Broadband.    In the first half of 2007, TMN launched promotional pricing campaigns for data cards with speeds of up to 3.6 Mbps (HSDPA), as well as special offers aimed at increasing the penetration of wireless Internet access through personal computers. In addition, TMN's new mobile Internet service, "internetnotelemóvel," offers a flat rate for unlimited usage of the Internet and e-mail access on mobile handsets.

        Roaming.    TMN launched special campaigns focused around key dates such as Easter and Carnaval in the first half of 2007. In addition, TMN launched new roaming pricing packages targeting customers with high roaming usage patterns.

        Corporate Segment.    In the first half of 2007, TMN launched a new voice and data offer targeting the SME/SoHo segment, "Office Box PME," which includes mobile and fixed voice services, broadband Internet and e-mail services.

        Youth Segment.    TMN launched a set of pricing plans, called "kitados," that allow customers to make unlimited on-net calls after the first minute at night ("kit noite") or on weekends ("kit fim-de-semana") or to a selected number ("kit par"). In addition, TMN sponsored several youth-related events, including the main surfing championships in Portugal, contests for new bands (garage sessions) and a successful summer music festival. TMN also launched the new single of Da Weasel on Music Box, a service that allows customers to search and download up to 600,000 songs.

        ARPU.    The decline in interconnection ARPU of 11.0% in the first half of 2007 resulted primarily from the reduction in mobile termination rates that occurred throughout 2006, while the 4.9% decrease in customer ARPU is explained primarily by the increasing penetration in lower-consumption segments of the market. However, growth in the average number of customers and increased penetration of data services more than offset the decrease in customer ARPU. Roaming ARPU decreased by 15.7% in the first half of 2007, reflecting the adjustments TMN has been making to its roaming tariffs, ahead of EU-imposed changes at the wholesale level. Blended MOU decreased slightly by 0.6% to 118 minutes in the first half of 2007, although the customer base grew by 8.4%.

        Data Services.    Data revenues accounted for 14.1% of service revenues in the first half of 2007, up from 12.6% in the same period of last year. The increase in data service revenues was primarily due to non-SMS data revenues, which increased by 55.0% in the first half of 2007 compared to the same period in 2006 and accounted for 30.7% of total data revenues in the first half of 2007. This increase was driven by growth in mobile Internet and wireless broadband. The number of SMS messages in the first half of 2007 reached approximately 168 messages per month per active SMS user, reflecting the successful launch of a number of pricing plans targeting the youth segment. The number of active SMS users reached 45% of total customers as of June 30, 2007.

        Information Society.    As part of TMN's commitment to the development of the information society, under the terms of its UMTS licence, TMN will coinvest with the Portuguese government in the provision of laptop computers with wireless broadband connectivity, at a discount, to schools, teachers, students and other individuals. These initiatives will be undertaken through 2015, with the total investment amounting up to €260 million. TMN expects these initiatives to increase computer and broadband penetration in Portugal, strengthening TMN's positioning in this key segment of the market.

  Brazilian Mobile Business

        The following table shows certain key operating data for the six months ended June 30, 2006 and 2007:

	Six Months Ended June 30,
Brazilian Mobile Business
	2006(1)	2007(1)
Customers (in thousands)(2)	28,525	30,241
Subscriber growth (in thousands)(2)	(1,280)	1,187
MOU (minutes)	68	76
Data as % of service revenues (%)	7.4	7.5
Employees	5,768	4,494

(1)
Operating data calculated using Brazilian generally accepted accounting principles.
(2)
Includes the effect of a database adjustment undertaken in 2006, which reduced the number of recorded customers by 1,823,000.

        Customers.    Vivo's net additions reached 1,187,000 as of June 30, 2007, primarily due to the strong level of GSM subscriber growth following the launch of GSM services in the first half of 2007. As a result, total customers increased by 6.0% to 30,241,000 compared to the same period in 2006. GSM accounted for approximately 60% of total gross additions in the first half of 2007, bringing the total number of GSM customers to 3.4 million. As part of its focus on capturing and retaining higher value customers, Vivo also launched a new set of postpaid plans called "Vivo Escolha." Vivo has also worked to reposition its brand as that of the operator providing the best network quality and service.

        Data Services.    Data services continued to grow, with data revenues increasing by 20.6% in the first half of 2007 compared to the same period in 2006. Data as a percentage of total service revenues was 7.5% in the first half of 2007. Approximately 50% of data revenues were derived from non-SMS data. Vivo has advertised that it is the only operator using two technologies, positioning its CDMA/EVDO service as the best solution for mobile data. As result, Vivo has continued to experience growth in its WAP and ZAP (EVDO data cards) offers.

        Minutes of Use.    Vivo's minutes of use ("MOU") increased by 12.2% to 76 minutes in the first half of 2007 compared to the same period in 2006 as a result of growth in outgoing MOU (28.9%).

  International Investments

        The table below sets forth our investments in Africa, Asia and Brazil (other than Vivo) as of June 30, 2007:

Investments in Africa, Brazil and Asia(1)(2)	Stake	Customers (in thousands)	Revenue (local currency millions)	Revenue (€ millions)
Médi Télécom(3)	32.18%	5,800.1	2,367.1	212.2
Unitel(3)	25.00%	2,503.3	375.2	281.2
CTM(3)	28.00%	494.4	1,052.1	98.0
MTC(4)	34.00%	705.2	546.0	57.0
CVT(4)	40.00%	193.3	3,543.1	32.1
CST(4)	51.00%	30.7	71,982	4.0
Timor Telecom(4)	41.12%	64.2	14.7	11.1
UOL	29.00%	1,701.0	246.5	90.6

(1)
All information in the table has been prepared in accordance with local GAAP.

(2)
Figures account for 100% of the company. Portugal Telecom has management contracts with Médi Télécom, CVT and Timor Telecom.

(3)
Using the equity consolidation method.

(4)
Fully consolidated.

        Morocco—Médi Télécom.    Médi Télécom revenues increased by 6.2% in the first half of 2007 compared to the period in 2006, to MAD 2.4 million, reflecting the increase of marketing and publicity expenses due to the launch of 3G services and "Forza," a low cost product introduced in the first half of 2007. The mobile customer base rose by 38.7% to 5,800 thousand compared to the same period in 2006, with net additions in the first half of 2007 totalling 628,000. MOU decreased by 9.2% to 47 minutes in the first half of 2007 compared to the same period in 2006.

        Angola—Unitel.    Unitel's revenues increased by 29.9% in the first half of 2007, as a result of strong customer growth. New subscribers totaled 455,000 in the first half of 2007, with the total customer base reaching 2,503,000 as of June 30, 2007, an increase of 61.8% over the same period in 2006. Unitel's MOU decreased by 12.3% to 117 minutes in the first half of 2007 compared to the same period in 2006 due to the increase in the customer base.

        Macao—CTM.    CTM's revenues increased by 5.6% to MOP 1.1 trillion in the first half of 2007 as a result of the increase in the number of mobile and broadband customers. In the mobile division, customers increased by 20.4% to 317,000 as of June 30, 2007.

        Namibia—MTC.    MTC's revenues increased by 21.0% as of June 30, 2007, compared to the same period in 2006. New subscribers totaled 95,000 in the first half of 2007, with the total customer base reaching 705,000 at the end of June 2007, an increase of 39.7% over the same period in 2006.

        Cape Verde—CVT.    CVT's revenues increased by 5.9% as of June 30, 2007, compared to the same period in 2006. In the wireline division, main lines increased by 1.8% as of June 30, 2007, compared to the same period in 2006, to 74,000, as a result of the increase of the ADSL penetration. In the mobile division, customers increased by 36.4% to 119,000, with new subscribers totalling 10,000. Mobile MOU reached 78 minutes, a decrease of 0.2% as of June 30, 2007 compared to the same period in 2006.

        São Tomé e Príncipe—CST.    CST's revenues increased by 13.5% to STD 71,982 million as of June 30, 2007, compared to the same period in 2006. In the mobile division, CST added 5,000 customers in the first half of 2007, bringing the total number of customers to 23,000 an increase of 53.4% as of June 30, 2007, compared to the same period in 2006. Mobile MOU decreased by 25.4% to 60 minutes as of June 30, 2007, compared to the same period in 2006 as a result of the growth in the customer base.

        East Timor—Timor Telecom.    Timor Telecom's revenues increased by 42.5% as of June 30, 2007, primarily as a result of the increase in the number of mobile customers, as well as the growth in roaming revenues. In the mobile division, Timor Telecom had net additions of 13,000 as of June 30, 2007, increasing the total customer base to 62,000 as of June 30, 2007, an increase of 66.0% as of June 30, 2007, compared to the same period in 2006. Mobile MOU decreased by 1.7% y.o.y, reaching 103 minutes.

        Brazil—UOL.    UOL's revenues increased by 3.9% to R$247 million as of June 30, 2007, compared to the same period in 2006, as a result of the growth in the customer base and in advertising revenues. UOL's subscriber base totaled 1,701,000 at the end of June 2007, including 915,000 broadband customers, which represented an increase of 31% over the same period in 2006.

Employees

        As of June 30, 2007, the number of our employees totaled 31,224, of which 35.5% were based in Portugal. The total number of Vivo's employees decreased by 4.8% to 5,494 employees as of June 30, 2007, compared to the same period in 2006.

        We continued with our workforce reduction program, with our headcount decreasing by 253 employees in the first half of 2007, of which 202 were in the wireline business. The table below sets forth our number of employees:

	Six Months Ended June 30,
	2006	2007
Domestic employees	11,853	11,084
Wireline	7,723	6,979
Domestic mobile (TMN)	1,165	1,126
Other	2,965	2,979
International employees	18,330	20,140
Brazilian mobile (Vivo)(1)	2,884	2,747
Other	15,446	17,393
Total group employees	30,183	31,224

(1)
The number of employees in the Brazilian mobile business corresponds to 50% of the employees of Vivo.

INFORMATION ABOUT PT MULTIMÉDIA

General

        PT Multimédia is a limited liability holding company, organized as a sociedade gestora de participações sociais under the laws of the Republic of Portugal. The company was incorporated on July 15, 1999 and has a registered office at Avenida 5 de Outubro, 208, Lisboa, Portugal. PT Multimédia's telephone number is +351 21 782 4700. Its home page is located at www.pt-multimedia.pt. The information on such website is not part of this information statement. The website address is included as an indicative textual reference only.

        PT Multimédia provides telecommunications and multimedia services in Portugal through its subsidiaries. Its major lines of business include:

  •
  cable and satellite television services through its subsidiaries CATVP—TV Cabo Portugal, S.A., Cabo TV Açoreana, S.A. and Cabo TV Madeirense, S.A. ("TV Cabo");

  •
  broadband Internet access through cable modems provided by TV Cabo;

  •
  telephony services (VoIP), provided by TV Cabo;

  •
  production of television channels and sales of content and advertising through its subsidiary PT Conteúdos—Actividade de Televisão e de Produção de Conteúdos, S.A. ("PT Conteúdos") and its subsidiaries and affiliates;

  •
  cinema distribution, negotiation of cinema rights for all film exhibition windows and distribution of DVDs and videos through its subsidiary Lusomundo Audiovisuais, S.A. ("Lusomundo Audiovisuais"); and

  •
  cinema exhibition through its subsidiary Lusomundo Cinemas S.A. ("Lusomundo Cinemas").

        In Portugal, PT Multimédia is one of the leading providers of many of these services, according to ANACOM. The provision of pay TV, broadband cable Internet and voice telephony services accounts for most of its operating revenues (approximately 88.6% during the six months ended June 30, 2007 and 88.7% during the full year 2006, on a stand-alone basis). At June 30, 2007, PT Multimédia's cable network passed, or provided potential access to, approximately 2.699 million homes, representing approximately 60% of the total TV households in Portugal.

        The following table sets forth below, for the periods indicated, some of the principal consolidated financial and operating indicators of PT Multimédia:

	As of and for the Year Ended December 31,			As of and for the Six Months Ended June 30,
	2004(1)	2005	2006	2006	2007
Operating revenues (€ millions)	598.8	628.5	666.5	324.7	350.7
Net income (€ millions)	125.7	113.0	74.1	45.2	42.0
Pay TV and broadband Internet:
Homes passed (thousands)(2)	2,511	2,666	2,852	2,782	2,699
Bi-directional (broadband enabled)	2,418	2,547	2,770	2,679	2,615
Pay TV customers(3) (thousands)	1,449	1,479	1,480	1,444	1,495
Cable (thousands)	1,066	1,090	1,059	1,072	1,068
DTH (thousands)	383	389	421	371	427
Pay TV net additions (thousands)	54	30	1	(35)	15
Premium subscriptions(3)(4) (thousands)	833	774	780	735	776
Pay-to-basic ratio (%)	57.5%	52.3%	52.7%	50.9%	51.9%
Cable broadband accesses (thousands)	305	348	362	345	381
Cable broadband net additions (thousands)	75	43	14	(3)	19
Blended ARPU (euros)	25.4	27.6	29.1	28.9	30.6
Pay TV blended ARPU (euros)	21.6	22.5	23.8	23.4	25.0
Broadband ARPU (euros)	24.7	23.8	22.0	22.5	21.9
Audiovisuals:
Tickets sold (thousands)	7,717	7,250	8,026	3,638	3,817

(1)
Certain of the operating data for the pay TV and broadband Internet businesses in 2004 in the column below are estimates based on the best available information. In 2005, TV Cabo replaced its customer relationship management, billing and provisioning systems. In the migration to the new systems, not all customer accounts were transferred correctly. During 2005, TV Cabo adjusted is database as necessary to correct these errors and did not consider revenues from certain subscribers that were incorrectly shown to have past due receivables. Also, inactive customers were removed from the reported database.

(2)
In the second quarter of 2007, TV Cabo undertook an internal audit of its databases, reducing the number of recorded homes passed by 230 thousand homes passed. No further material corrections are anticipated. Considering the impact of this database clean-up, the number of homes passed would have been approximately 2,651 thousand at the end of 2006.

(3)
Reflects the total number of pay TV customers of TV Cabo, including both the cable and satellite platforms.

(4)
Includes products subject to temporary promotions, such as the recent "Try and Buy" promotion, hook-ups to local networks and agreements with property developers that are not yet in force.

        Pay TV and broadband Internet services generated an ARPU of €30.6 in the six months ended June 30, 2007, a 5.8% increase over the six months ended June 30, 2006, primarily due to the increased penetration of digital TV and growth in broadband Internet services, as well as due to the strong demand for telephony services.

        In 2006, pay TV and broadband Internet services generated an ARPU of €29.1, a 5.7% increase over 2005. This growth is indicative of the greater penetration of broadband Internet services throughout the customer base and demand for additional TV services, such as the "Funtastic Life" package described below, which in 2006 accounted for 18% of the total customer base.

Strategy

        PT Multimédia's goal is to continue to lead the multimedia industry in Portugal, striving to foster the growth potential of its customer base and its range of services, exploring opportunities to gain additional penetration by introducing new content, developing its triple-play offer and improving the quality of the service it provides. The competitive environment in which PT Multimédia operates will continue to require a constant focus on operating efficiency, as well as the exploitation of synergies resulting from the integration and consolidation within its business areas, in particular through cost-cutting and the generation of additional revenues. The specific key strategies of PT Multimédia are:

  •
  Operate as a fully integrated telecommunications and multimedia operator offering "triple play" services and potentially ultimately "quadruple play" services and use its triple play services to encourage existing customers to use additional PT Multimédia services and to endeavor to reduce churn among its customers;

  •
  Maintain leadership in pay TV in Portugal through the enhancement of its offer, in particular by continuing to sell digital TV services and other value-added services;

  •
  Continue to compete in broadband Internet, leveraging its brand awareness and product innovation;

  •
  Continue to develop its fixed voice services and potentially introduce mobile voice services; and

  •
  Continue to focus on subscriber and ARPU growth, efficiency gains, innovation and continuing cost reductions to seek margin expansion.

History

        Portugal Telecom formed PT Multimédia on July 15, 1999 and transferred to the new company certain of its cable and satellite pay TV activities, as well as its Internet-related activities focused on residential customers and the small office, home office and small and medium-sized enterprise markets, including:

  •
  pay TV operations through cable and direct-to-home, or "DTH," satellite;

  •
  cable and DTH satellite programming activities;

  •
  Internet access services; and

  •
  a minority stake in Páginas Amarelas, the leading Portuguese telephone directories business.

        Since its initial public offering in November 1999, PT Multimédia's ordinary shares have been traded publicly in Portugal. In 2002 and 2003, Portugal Telecom acquired 2.43% and 1.08%, respectively, of PT Multimédia in the open market. As of June 30, 2006, and following the capital reduction after the share buyback program completed in May 2005, Portugal Telecom held 58.43% of PT Multimédia.

        CATVP—TV Cabo Portugal, S.A., or "TV Cabo," is PT Multimédia's cable and satellite television and broadband Internet services subsidiary in continental Portugal. Through its subsidiaries Cabo TV Acoreana, S.A. and Cabo TV Madeirense, S.A., it offers its services in the Madeira and Azores islands. After restrictions on cable operators engaging in the programming business were lifted in 1997, TV Cabo formed two joint ventures to develop programming channels in Portugal (Sport TV and Premium TV) and to launch a cable news channel named SIC Notícias. In March 2000, PT Multimédia created PT Conteúdos—Actividade de Televisão e de Produção de Conteúdos, S.A., or "PT Conteúdos," and PT Multimédia's interests in these ventures were contributed to PT Conteúdos.

        PT Multimédia also created PTM.com in March 2000 to hold its Internet-related assets.

        In April 2000, PT Multimédia acquired 42.0% of Lusomundo, a leading media and entertainment company in Portugal, through a tender offer on the Euronext Lisbon Stock Exchange. On March 26, 2001, PT Multimédia acquired 57.9% of Lusomundo, after approval from the Portuguese competition authorities in January 2001, thereby increasing its ownership interest in Lusomundo to 99.9% of Lusomundo's share capital.

        In October 2002, Portugal Telecom entered into an agreement with PT Multimédia to acquire its 100% interest in PTM.com, its 24.75% interest in Páginas Amarelas and its 50% interest in Sportinveste Multimédia. These acquisitions took effect in September 2002 and were completed at an aggregate acquisition price of €199 million. In addition, Portugal Telecom also acquired €401 million in shareholder loans that PT Multimédia had extended to PTM.com and Sportinveste Multimédia. This transaction reduced the net debt of PT Multimédia by €600 million to €139 million.

        Until June 2003, PT Conteúdos owned 54% of Premium TV, a partnership with Globo and SIC that produced premium cable television programming. In June 2003, PT Conteúdos acquired the remaining 46% of Premium TV from Globo and SIC. In December 2004, Premium TV was merged into PT Conteúdos and ceased to exist as a separate company as from January 1, 2005.

        On February 28, 2005, PT Multimédia announced the disposal of its 100% interest in Lusomundo Serviços, SGPS, S.A., including an 80.91% interest in Lusomundo Media, through the execution of a promissory sale and purchase agreement with Controlinveste, SGPS, S.A. Through these companies, PT Multimédia previously ran a newspaper publishing and distribution business and a radio programming business. The sale was completed on August 25, 2005 after approval by the Portuguese Media Authority (Alta Autoridade para a Comunicação Social) and the Competition Authority. The proceeds for PT Multimédia from the sale were €173.8 million, of which €10.1 million was paid to Portugal Telecom for its 5.94% interest in Lusomundo Media. With the sale of Lusomundo Media, PT Multimédia exited the newspaper and magazine publishing, as well as distribution and radio programming businesses.

        On June 1, 2005, PT Multimédia's shareholders approved the cancellation of 2,348,514 ordinary shares owned by PT Multimédia in connection with the issuance of European-style put warrants by PT Multimédia and a change in the nominal value of PT Multimédia's ordinary shares from €0.50 per share to €0.25 per share.

        On July 14, 2005, PT Multimédia sold its 33.33% share in Warner Lusomundo Sogecable Cines de España, S.A., a joint venture with Warner Bros. and Sogecable for cinema exhibition in Spain, following approval by the Spanish antitrust authorities.

        On February 6, 2006, Sonae, SGPS, S.A. and Sonaecom—SGPS, S.A., or collectively "Sonaecom," preliminarily announced an unsolicited tender offer for all the outstanding ordinary shares (including ordinary shares represented by American Depositary Shares) and convertible bonds of Portugal Telecom. Immediately after its preliminary announcement of the tender offer for Portugal Telecom ordinary shares and convertible bonds of Portugal Telecom, Sonae, SGPS, S.A., Sonaecom and their affiliates preliminarily announced a tender offer for all the outstanding ordinary shares of PT Multimédia. The PT Multimédia tender offer was conditioned upon, among other things, the successful purchase by Sonaecom of more than 50% of the ordinary shares of Portugal Telecom in the Portugal Telecom tender offer. The Portugal Telecom tender offer, in turn, was subject to a number of conditions, including the removal of the 10% voting limitation from the bylaws of Portugal Telecom. At the extraordinary meeting of shareholders of Portugal Telecom held on March 2, 2007, the removal of the 10% voting limitation was rejected by the majority of the votes cast and the Sonaecom offer for

Portugal Telecom lapsed. As a result, the conditions to the PT Multimédia tender offer were not met, and that tender offer also lapsed.

        In January 2007, PT Multimédia launched voice telephony services, establishing itself as an integrated "triple play" operator.

        On August 5, 2007, PT Multimédia announced an agreement to acquire Bragatel, Pluricanal Santarém and Pluricanal Leiria, three small cable operations in Portugal with 164 thousand homes passed. The completion of this transaction is subject to the review of the Competition Authority and the satisfactory completion of due diligence by PT Multimédia. If the acquisition is completed, the integration of these operations is expected to generate synergies particularly in the areas of content, marketing and general and administrative expenses.

        After the spin-off, PT Multimédia will operate as an independent company. PT Multimédia will change its corporate name after the spin-off, and this is expected to occur by the end of 2007.

Corporate Structure

        PT Multimédia is a holding company and operates in three lines of business:

  •
  cable and satellite television and broadband Internet access through cable modems, through TV Cabo;

  •
  TV programming activities, through PT Conteúdos; and

  •
  cinema distribution, negotiation of film exhibition rights, distribution of videos and cinema exhibition, through Lusomundo Audiovisuais and Lusomundo Cinemas.

        The diagram below shows PT Multimédia's major lines of business and the subsidiaries operating in each of those businesses as of June 30, 2007.

Cable and Satellite Television, Broadband Internet Access and Fixed Telephony

  Cable and DTH Television Services

        PT Multimédia provides cable television and direct-to-home satellite television services through TV Cabo, its wholly owned subsidiary, and TV Cabo's subsidiaries in Madeira and the Azores. In addition, it provides multimedia services, such as broadband cable Internet access and interactive digital television services. On January 23, 2007, TV Cabo launched telephony services, establishing itself as an integrated triple play operator. The triple play offer includes pay TV, broadband Internet and telephony. The sale of voice services to existing broadband customers is expected to allow TV Cabo to further grow ARPU, increase broadband penetration, reduce churn and better segment its offers to meet customer demand.

        TV Cabo is the leading cable television operator in Portugal, according to ANACOM. At June 30, 2007, TV Cabo's cable network passed, or provided potential access to, approximately 2,699 million homes, representing approximately 60% of the total TV households in Portugal. TV Cabo's cable television subscribers are charged an installation fee, a monthly subscription fee for programming packages and, for those with access to premium channels, an annual or monthly rental fee for set-top boxes.

        In 2005, TV Cabo replaced its customer relationship management, billing and provisioning systems. In the migration to the new systems, not all customer accounts were transferred correctly. During 2005, TV Cabo adjusted its database as necessary to correct these errors and did not consider revenues from certain subscribers that were incorrectly shown to have past due receivables. Also, inactive customers were removed from the reported database. In the second quarter of 2007, TV Cabo undertook an internal audit of its databases, reducing the number of homes passed by 230 thousand homes to 2,699 thousand homes passed as of June 30, 2007. No further material corrections to the database are anticipated.

        Since September 1998, TV Cabo has also offered DTH satellite television services in Portugal. TV Cabo distributes its DTH satellite service using Hispasat Satellite broadcasting capabilities. TV Cabo's DTH satellite subscribers are charged an installation fee and a monthly subscription fee and are required either to purchase or rent from TV Cabo a satellite dish and a digital set-top box. TV Cabo's DTH satellite service is mainly targeted at people whose homes are not served by TV Cabo's cable television network.

        Because it offers cable and DTH satellite services, TV Cabo can distribute pay TV services to 100% of the TV households in Portugal. As of June 30, 2007, TV Cabo had approximately 1,495 thousand customers, accounting for 33% of the TV households in Portugal. At June 30, 2007, approximately 22% of TV Cabo's subscribers subscribed to its extended basic digital service, for which it charged additional fees.

  Programming Content

        As of June 30, 2007, TV Cabo offered 65 channels in its extended basic package (of which 40 were included in its basic package), nine premium channels for cable and DTH satellite subscribers in continental Portugal and an additional premium channel for cable subscribers only.

        Over half of the channels distributed by TV Cabo, including premium Lusomundo channels (Premium, Gallery, Action and Happy) and Sport TV channels (SportTV1 and SportTV2), consist mainly of programming that is in Portuguese or that has been dubbed or subtitled in Portuguese. The remaining channels are mainly in English, with the exception of European generalist channels in Spanish, Italian, French and German and other generalist channels to be added to the line-up in September 2007.

        The Portuguese terrestrial free-to-air channels RTP1, RTP2, SIC and TVI are distributed in all TV packages.

        Local content, which is available mainly on the nationally owned pay TV channels, such as SIC Notícias, SIC Mulher, SIC Radical, RTP N and RTP Memória, and is also available in internationally-sourced channels with specific feeds for the local market, is key to TV Cabo's TV value proposition.

        A customized programming line-up and content exclusivity in international entertainment channels is also a key element of TV Cabo's strategy. TV Cabo has undertaken increasing efforts to work in close partnership with its main international content suppliers to achieve specially designed channels for the Portuguese market and to ensure content exclusivity when possible.

  Programming Ventures

        PT Multimédia created PT Conteúdos to manage the Portuguese-language audiovisual programming activities previously managed by TV Cabo. After restrictions on cable operators engaging in any programming business were lifted in 1997, TV Cabo formed two joint ventures to develop programming channels in Portugal (Sport TV and Premium TV) and to launch SIC Notícias, a 24-hour cable news and information channel in Portuguese. These ventures were aggregated under PT Conteúdos, which is 100% owned by PT Multimédia.

        PT Conteúdos holds PT Multimédia's 40% interest in Lisboa TV, the owner of SIC Notícias.

        PT Conteúdos is engaged in the wholesale content business. Since 2002, PT Conteúdos has been responsible for negotiations with content producers of the acquisition of rights to carry pay TV channels and other content. It resells that content to different distribution platforms, including TV Cabo's pay TV and Internet platforms, as well as those of other operators.

        PT Conteúdos sells advertising on some of the channels it distributes, where it has acquired the right to sell advertising as part of its content acquisition contracts. PT Conteúdos also manages the sale of advertising for TV Cabo's channels in exchange for an agency fee.

        In 2000, PT Multimédia and TV Cabo signed a partnership agreement with SIC-Sociedade Independente de Cominicação, S.A., or "SIC," in connection with SIC's acquisition of Lisboa TV—Informação e Multimédia, S.A., or "Lisboa TV." Through this agreement, SIC produces TV Channels for distribution by TV Cabo. Also, TV Cabo has the right, but not the obligation, to sell this content to third parties. We believe PT Multimédia's alliance with SIC has contributed to the increased penetration of TV Cabo, as the agreement contemplates cross promotions between free and cable TV and increased advertising initiatives.

  Sport TV

        Sport TV Portugal, S.A., or "Sport TV," is 50%-owned by PT Conteúdos in a joint venture with Sportinveste, SGPS, S.A., a subsidiary of Olivedesportos, a Portuguese sports marketing firm. The joint venture produces two premium sports channels, Sport TV1 and Sport TV2, which are distributed by Portuguese cable and satellite operators in exchange for a per-subscriber fee. Sport TV holds a license to distribute most league matches of Portugal's leading football league through 2008 and certain other European football leagues, in particular, the Spanish league through 2008, the English league (Premiership) through 2009 and the Italian league through 2010. Until November 2003, 33.33% of Sport TV was owned by each of PT Conteúdos, PPTV—Publicidade de Portugal e Televisão, S.A., or "PPTV," a subsidiary of Sportinvest, and Rádio Televisão Portuguesa, S.A., or "RTP," the Portuguese state television operator. In November 2003, PT Multimédia entered into an agreement to purchase, through PT Conteúdos, an additional 16.67% stake in Sport TV from RTP for €16.3 million, thereby increasing its ownership in Sport TV to 50%. The purchase was completed in April 2004. The remaining 50% is now held by PPTV. The agreement guarantees Sport TV exclusive broadcasting rights to Portuguese football league matches from 2004 through 2008. Sport TV had approximately 431,000 subscribers as of December 31, 2004, 410,000 as of December 31, 2005 and 474,000 as of December 31, 2006.

  Premium TV

        Until June 2003, PT Conteúdos owned 54% of Premium TV, a partnership with Globo and SIC, which produced two premium movie channels—Telecine Premium and Telecine Gallery—using the film libraries of Globo. In June 2003, PT Conteúdos acquired the remaining 46% of the share capital of Premium TV held by Globo and SIC. Until May 2003, these channels were distributed via cable and satellite, through TV Cabo's platforms. In June 2003, PT Conteúdos replaced Telecine Premium and Telecine Gallery with two premium movie channels (Lusomundo Premium and Lusomundo Gallery), produced in-house using the film libraries of Lusomundo. PT Conteúdos launched Lusomundo Action in 2004 and Lusomundo Happy in 2005, as described above, and in December 2004, Premium TV was merged into PT Conteúdos and ceased to exist as a separate company.

  Broadband Internet Service

        As of June 30, 2007, TV Cabo had approximately 381,000 subscribers for its broadband Internet access product. TV Cabo is the second broadband Internet provider in Portugal after Portugal Telecom, based on the number of subscribers, according to ANACOM. In addition to its postpaid service, TV Cabo launched the first prepaid broadband product in Portugal in 2004 under the brand name "Zzt." TV Cabo was also the first operator to offer downstream speeds of 1Mbps. In 2006, TV Cabo became the first ISP in Portugal to raise traffic limits on its 4Mbps and 8Mbps products. Also, TV Cabo launched a 24Mbps Internet access product, positioning Netcabo as the fastest broadband service in the Portuguese market. Simultaneously, TV Cabo launched a 1Mbps product and doubled to 8Mbps of the download speed of the Netcabo standard broadband product ("Netcabo Mega Plus").

        In March 2005, in partnership with sapo.pt, the Portugal Telecom group's portal, Sapo Messenger was launched, allowing for instant messaging between NetCabo and Sapo ADSL customers, and in July 2005, Sapo Messenger allowed for free PC2PC voice calling and video between NetCabo and Sapo ADSL customers. In addition, in July 2005 the NetCabo site was revamped to allow simpler and more user-friendly navigation, and the customer area of the site was improved by making a larger number of on-line services available.

        In October 2005, TV Cabo launched ADSL Internet access services based on the wholesale offer of PT Comunicações, a subsidiary of Portugal Telecom, which allows broadband Internet sales in areas not covered by the cable network.

  Telephony Services

        On January 23, 2007, TV Cabo launched telephony services, establishing itself as an integrated "triple-play." The bundled triple play offer comprises Pay TV, broadband Internet and voice telephony services.

        The telephony service is operated under the general authorization framework for the provision of "nomadic" VoIP. PT Multimédia operates a full carrier voice service with a non-geographic numbering prefix "30."

        The initial demand for the service and subsequent response has exceeded PT Multimédia's expectations, and at the end of June 2007, fixed telephony subscribers were approximately 24,000. PT Multimédia has also requested an authorization to provide telephony services using geographic numbering in order to allow it to offer number portability, which it believes will encourage growth of its triple play offer.

  Digitalization

        Throughout 2006, PT Multimédia continued its efforts to digitalize its pay TV services. Digitalization provides higher security levels in controlling illegal access to content (TV Cabo uses NAGRA's ALADIN conditional access system) and will allow PT Multimédia to make available to customers additional TV channels and services, such as VoD (video-on-demand), EPG (electronic programming guide), multi-game and multi-camera services, which add value to customers and create a competitive advantage. PT Multimédia seeks to encourage the migration of its clients from analog to digital services by offering a greater selection of content and services, as in the introduction of its "Funtastic Life" package in 2005. TV Cabo completed the digitalization of its set-top boxes during the first half of 2006, with the total number of digital set-top boxes reaching 682 thousand at the end of December 2006. In 2006, "Funtastic Life," TV Cabo's 65-channel digital package, reached 270,000 subscribers by the end of December 2006, with 160,000 net additions in 2006. As of June 2007, total "Funtastic Life" subscribers reached 328,000.

  Network

        TV Cabo has made significant investments in the development of a hybrid fiber-coaxial broadband distribution network. The fiber portion of this distribution network is currently a service provided by Portugal Telecom's fixed line business. This service includes the use of optical fiber and all equipment infrastructure to handle broadcast, narrowcast and return path signals, as well as their respective operation and maintenance. In addition, TV Cabo has used PT Comunicações' existing ducts wherever possible to build its network. Access to PT Comunicações' ducts is currently regulated by ANACOM, which has the power to supervise how PT Comunicações interacts with operators that enter into service agreements under the framework of the Reference Offer to Access to Ducts. After the spin-off is effective, TV Cabo will be able to lease the same dark fiber segments that are currently in use.

        The network has a bandwidth of 750 MHz and 860 MHz in certain areas and is sufficient to permit gradual migration to digital signals. The current design of the network allows PT Multimédia to increase capacity without significant additional capital expenditures. The network has nine Head Ends, each capable of providing the full set of analog, digital and broadband services. The main Head Ends are interconnected with high capacity GbE redundant links, carrying digital video, broadband data and voice. The implementation of a network architecture consisting of several hubs interconnected with high-capacity redundant links has been completed in the greater Lisbon area (18 hubs and five high-capacity optical fiber rings are now fully functional) and is being deployed in the greater Porto area (where 15 hubs and four high-capacity optical fiber rings are expected to be finished by the end of the year).

        TV Cabo's DTH service is supported by two uplink stations, which access seven Hispasat transponders. As of December 31, 2006, 97.1% of homes passed were bi-directional and therefore broadband-enabled, over 90% were digital TV-enabled and 80% were VoIP-compliant. TV Cabo also has begun a cable network expansion plan for high-population areas adjacent to areas that currently have cable service, with more network expansions expected in 2007 and 2008.

  Marketing

        TV Cabo is pursuing aggressive marketing campaigns, promoting its premium channels and its Funtastic Life service, highlighting the high level of Portuguese-language content on its channels, as well as promoting its broadband Internet access service and its VoIP telephony service. TV Cabo markets its services through door-to-door selling, telemarketing, its own shops, kiosks, supermarkets and other retail shops.

Cinema Distribution and Exhibition and Entertainment

  Lusomundo Audiovisuais

        Lusomundo Audiovisuais acquires rights for cinema, DVD, video, pay-per-view and television and also produces its own Pay TV premium movie channels and distributes DVDs and videos. Lusomundo Audiovisuais has the right to distribute the following audiovisual content in Portugal:

  •
  Theatrical Exhibition: UIP (Universal, Dreamworks and Paramount), Walt Disney International and independent producers; and

  •
  Video: Walt Disney, Paramount (including Dreamworks) and independent producers. \

        Lusomundo Audiovisuais is the leading distributor of audiovisual content in Portugal, according to the Instituto de Cinema, Audiovisual e Multimédia, or "ICAM," the Portuguese Cinema, Audiovisual and Multimedia Institute. In 2006, PT Multimédia reinforced its market position in the area of cinema distribution, increasing its share from 46.3% in 2005 to 50% in 2006, primarily due to the launch of a significant number of films with high potential (in 2006, PT Multimédia had 13 of the top 20 most seen films, compared to 10 films in 2005) and the increase in the number of films released (122 films in 2006 compared to 95 in 2005).

        Acquisition of Rights.    Lusomundo Audiovisuais has the right to distribute theatrical content in Portugal and African Portuguese speaking countries produced by UIP (Universal, Dreamworks and Paramount) and Walt Disney International. In addition, it has the right to distribute home video content in Portugal produced by Walt Disney and Paramount (including Dreamworks). Lusomundo Audiovisuais also acquires and distributes content from independent producers such as Summit, Icon, Revolution Studios and Spyglass, among others, rights to movies, i.e., theatrical, home video, television, video-on-demand and Internet downloads.

        Lusomundo Audiovisuais increased revenues from the sale of non-theatrical or home video rights in 2006 by close to 8% as a consequence of the improved performance of the Lusomundo movie channels, in particular in Angola and Mozambique. This trend has been maintained in the first half of 2007, with year-on-year growth reaching 8%.

        Cinema Distribution.    Lusumundo Audiovisuais distributes films in Portugal both to Lusomundo Cinemas, which is described below, and to other cinema exhibition companies. In 2006, Lusomundo Audiovisuais distributed 122 movies, accounting for 50% of box-office receipts in Portuguese movie theaters. Of particular note among the new films released were "Pirates of the Caribbean 2," "Over the Edge," "Miami Vice" and "Mission Impossible III." Lusomundo released 13 of the top 20 titles of the year. Distribution revenues in 2006 increased 11% compared to the previous year. This trend has been maintained in the first half of 2007, with an increase of 29% over the same period in 2006.

        DVD and Video Distribution.    Lusomundo Audiovisuais distributes DVDs and videos in Portugal to retail markets, kiosks and rental stores. In 2006, the company experienced a decrease of 18% in its home video sales, mainly due to lower quality products available to release and to piracy. This situation has been reversed in the first half of 2007, with sales increasing by 20% compared to the first half of 2006, particularly due to the commencement of distribution through the Paramount catalog of Dreamworks products, which have been well accepted in the market.

        In 2005, DVDs lost ground compared to the previous year, by almost 15% in terms of units sold and around 7% by value. An apparent increase in average price was due to a sharp downturn in DVD sales through newspapers, while in general the average retail price of movies in this format has fallen. The lower prices are essentially the result of increasing competition among the various distributors in the market and the widespread counterfeiting of DVDs that continues in Portugal.

  Lusomundo Cinemas

        Lusomundo Cinemas is the market leader in Portuguese cinema exhibition, with an approximate 50% market share as of June 2007, according to ICAM. PT Multimédia continues its policy of rigorous analysis of the market, seeking opportunities for expansion and increased profitability of its business. As a result, in 2006 PT Multimédia closed four unprofitable cinemas and opened 23 new cinemas in high population density areas. At the end of June 2007, PT Multimédia had 28 film theaters, with a total of 195 screens, 10 of which with digital equipment. PT Multimédia had 148 and 178 screens at the end of 2004 and 2005, respectively. PT Multimédia's actions in the area of film exhibition were characterized by the steady improvement in the quality of its services: complexes continue to be renovated selectively, improvements in ticket purchasing systems have been introduced (with the innovation of the launch of the M-Ticket in collaboration with TMN), and the first cinema in Portugal equipped for 3D digital exhibition was opened, using the most up-to-date digital exhibition standards. In 2006, the number of tickets sold in Portugal increased 10.7%, reaching 8,026 thousand tickets. As of June 2007, tickets sold amounted to 3,817 thousand, an increase of 5% over the same period in 2006.

        The increase in tickets sold in 2006, which has continued in 2007, followed a drop in ticket sales in the previous year. The number of tickets sold dropped 6.1% in 2005 compared to 2004, totaling 7,250 thousand. This decrease, as was noted also in other European and American markets, was due to lower attendance rates in the cinema exhibition business stemming from the continuing effects of growth in the DVD market, the lower number of blockbusters released worldwide in 2005 and the increased competition among movie distributors (with most of the best films being released at virtually the same time by multiple distributors). As with DVD and video distribution, movie attendance was and continues to be adversely affected by widespread counterfeiting and sale of DVDs.

        In response to these market conditions, Lusomundo Cinemas has been progressively reorganizing its screening activities since 2005 so as to render them more dynamic and to boost profits of this business. Unprofitable theaters were closed, others redesigned and new screening rooms were opened in areas with a high population density. This strategic rationale continues to be followed by PT Multimédia.

        In July 2005, PT Multimédia sold its 33% stake in Warner Lusomundo Sogecable, a joint venture with Warner Bros. and Sogecable for cinema exhibition in Spain.

Material Contracts

        At the effective time of the spin-off, PT Multimédia will be party to a number of important agreements with subsidiaries of Portugal Telecom, the most important of which are:

  •
  a contract with PT Comunicações for the use of its fiber optic network to provide pay TV, broadband Internet access and telephony services; and

  •
  a contract with PT PRO for the provision of administrative services to PT Multimédia.

These contracts are described in greater detail under "Certain Relationships Between Portugal Telecom and PT Multimédia."

        PT Multimédia is also party to other contracts in the ordinary course of its business. Some of these contracts are critical to PT Multimédia's business, including its leases of satellite transponders that are important to its pay TV business. As of December 31, 2006, TV Cabo had €131.8 million in lease contracts for satellite capacity that expire in 2016 and are recorded as capital leases. See note 28 to the audited consolidated financial statements of PT Multimédia for years ended December 31, 2004, 2005 and 2006.

        PT Multimédia's 50%-owned joint venture Sport TV is party to the agreement with PPTV described under "—Cable and Satellite Television, Broadband Internet Access and Fixed Telephony-Cable and DTH Television Services-Sport TV."

        In addition, PT Multimédia is party to a number of financing contracts described under "Management's Analysis of Financial Condition and Results of Operations of PT Multimédia-Liquidity and Capital Resources Indebtedness."

Seasonality

        PT Multimédia does not experience significant fluctuations in revenues or business activities owing to seasonality. PT Multimédia has historically experienced higher revenues from publicity in the second and fourth fiscal quarters and higher revenues in its cinema exhibition business during the Christmas holiday season due to film release schedules, but these effects have generally not been material to PT Multimédia as a whole.

Competition

  Competition Facing PT Multimédia's Pay TV and Broadband Internet Business

        Certain cable television operators are authorized to provide services in Portugal in addition to PT Multimédia's subsidiary TV Cabo. PT Multimédia's competitors operate principally in Portugal's major cities and include Cabovisão, Bragatel, Pluricanal and TV TEL. In August 2007, PT Multimédia entered into an agreement to acquire Bragatel, Pluricanal Leiria and Pluricanal Santarém, subject to the review of the Competition Authority and the satisfactory completion of due diligence. According to ANACOM figures, PT Multimédia estimates that at the end of June 2007, TV Cabo's competitors had approximately 23% of the total number of subscribers in the pay TV market. Also, in June 2007, Portugal Telecom undertook a soft launch of an Internet protocol television service ("IPTV") that will compete with PT Multimédia's cable television services. After the spin-off is effective, Portugal Telecom expects to pursue a full commercial launch of its IPTV service.

        TV Cabo currently has control over nine cable authorizations covering 125 counties in seven regions in continental Portugal and the Madeira and Azores Islands, all of which expire in May 2009. In February 2004, a new regulatory framework was introduced under which no specific authorizations or licenses for the provision of cable television services are required. After the current authorizations expire, the existing licenses will not be renewed and the new regulatory framework will apply. See "—Regulation—TV Cabo's Cable Television Authorizations". PT Multimédia expects competition to increase as a result of this increased regulatory flexibility.

        PT Multimédia competes for advertising revenue with terrestrial television companies (free-to-air channels) and other forms of media such as newspapers, magazines, radio, billboards and the Internet. It also competes with terrestrial television companies for the acquisition of programming to attract viewers. Such competition can increase program acquisition costs.

        PT Multimédia competes with cable companies, such as Cabovisão, in the provision of broadband Internet services.

        In August 2001, the Portuguese State granted an authorization to Plataforma de Televisão Digital Portuguesa, S.A., or "PTDP," to provide digital terrestrial television services. ANACOM instructed PTDP that it must begin operations before March 1, 2003. As PTDP had difficulty complying with the instruction, ANACOM, with PTDP's agreement, proposed to the Ministry of Economy that PTDP's authorization be revoked. By order of the Minister of Economy, dated March 25, 2003 (Ministerial order 6973/2003, published on April 9, 2003), the authorization was revoked. In 2005, the Portuguese State announced that it intended to reopen competitive bidding for a license to provide digital terrestrial television services in Portugal, which could result in increased competition for TV Cabo. In

2007, the Portuguese State is expected to open competitive bidding for one or more licenses for the provision of digital terrestrial television services.

        PT Multimédia competes with cable companies, such as Cabovisão, in the provision of broadband Internet services.

        As existing technology develops and new technologies emerge, competition is likely to intensify, in particular with regard to products and services related to subscription TV and the Internet. PT Multimédia's cable and satellite business face competition from broadband local loop access based on wireless technologies (Broadband Wireless Access). In 2005, AR Telecom (formerly Jazztel), a direct competitor, launched TV and broadband wireless service in the geographic areas where it operates. Also, PT Multimédia expects video over ADSL to increase competition. Sonaecom launched an IPTV offer in 2006 that competes with PT Multimédia's television services. In July 2007, TV TEL, a cable operator mainly operating in the region of Oporto, launched a satellite service which may be accessible by all households in Portugal. Also, TV TEL has plans to further expand its cable network, in particular in the metropolitan area of Lisbon.

        During 2007, Sonaecom acquired the operations of Oni and Tele2, two smaller operators, reinforcing its competitive position in the market, especially in the broadband and telephony segments.

  Competition Facing PT Multimédia's Audiovisuals Business

        In the four main sub-segments of this business segment (film distribution, cinema exhibition, video distribution and distribution of rights for TV broadcasting), PT Multimédia faces competition from various entities that differ from segment to segment as follows:

  •
  Film distribution: CLMC Multimedia, LNK Filmes, Columbia Tristar Warner Filmes de Portugal, Atlanta Filmes and Sociedade Distribuidora Vitoria Filmes;

  •
  Cinema exhibition: Socorama—Sociedade Comercial de Cinemas, Medeia Filmes, New Lineo—Cinemas de Portugal, UCI Cinemas—United Cinemas International;

  •
  Video distribution: CLMC Multimedia, LNK Filmes, Ecovideo, Universal Home Video, Warner Home Video; Castello Lopes, Selecções Readers Digest and Planeta Agostini; and

  •
  Distribution of rights for TV broadcasting: Warner Television, Columbia Television, Fox Television, Paramount Television, Buena Vista International Television, Universal Television, LNK, Ecofilmes and CLMC Multimedia.

        In all of the activities mentioned above, except in the distribution of rights for TV broadcasting, where the free-to-air TV stations are primarily supplied by the international market, Lusomundo Audiovisuais and Lusomundo Cinemas are market leaders in Portugal in terms of the number of movie titles distributed and the number of movie theaters owned, according to ICAM.

Properties

        PT Multimédia's principal properties consist of buildings and telecommunications installations. These include transmission equipment and cable networks located throughout Portugal.

        PT Multimédia also has some leased offices, which are located at the following addresses:

  •
  Av. 5 de Outubro, 208, Lisboa, Portugal (6,976 square meters); and

  •
  Rua Dr. Eduardo Neves, 9, Lisboa, Portugal (4,899 square meters).

        PT Multimédia has registered its important trademarks, such as "PT Multimédia," "TV Cabo," "Netcabo" and their related logos in Portugal. Before the effective date of the spin-off, Portugal Telecom and PT Multimédia will enter into an agreement pursuant to which PT Multimédia and its subsidiaries will cease to use any corporate names, trademarks, logos, Internet domain names and any other intellectual property or other rights which may suggest any relationship between Portugal Telecom and PT Multimédia after the spin-off, including the corporate name PT Multimédia, which is expected to be changed by the end of 2007.

        PT Multimédia does not own any registered patents or copyrights that are material to its business as a whole.

Legal Proceedings

  Regulatory Proceedings

        PT Multimédia is regularly involved in regulatory inquiries and investigations involving its operations. In addition, ANACOM, the European Commission and the Competition Authority regularly make inquiries and conduct investigations concerning its compliance with applicable laws and regulations. Current inquires and investigations include several investigations by the Competition Authority relating to (i) TV Cabo for alleged anti-competitive practices in the broadband Internet market; (ii) TV Cabo and Sport TV by TV TEL, a cable TV company operating in the Oporto area, for alleged refusal to supply advertising space; and (iii) PT Conteúdos and TV Cabo for alleged anti-competitive practices in connection with media content and their strategic partnership with SIC. We believe PT Multimédia has consistently followed a policy of compliance with all relevant laws. PT Multimédia continually reviews its commercial offers in order to reduce the risk of competition law infringement. We believe that most of the complaints that have resulted in such investigations should be dismissed due to the nature of the alleged abuses and the novelty of the relevant competition laws. However, if PT Multimédia is found to be in violation of applicable laws and regulations in these or other regulatory inquiries and investigations, PT Multimédia could become subject to penalties, fines, damages or other sanctions.

        In September 2005, the Portuguese Competition Authority also brought allegations against PT Multimédia and TV Cabo for practices allegedly in violation of Article 4 of Law 18/2003 (the Portuguese Competition Law) following the execution in 2000 of a partnership agreement among PT Multimédia, TV Cabo and SIC-Sociedade Independente de Comunicação, S.A. (SIC) in connection with SIC's acquisition of Lisboa TV—Informação e Multimédia, S.A. PT Multimédia and TV Cabo contested the allegations by the Portuguese Competition Authority. In August 2006, the Portuguese Competition Authority imposed a fine of €2.5 million on PT Multimédia. PT Multimédia and TV Cabo appealed to the Commerce Court of Lisbon on September 8, 2006. This appeal suspended the decision of the Portuguese Competition Authority. On August 14, 2007, PT Multimédia was notified of the Commerce Court's decision, which limited the Competition Authority's decision concerning the first option clause of the partnership agreement. The Commerce Court also declared that the proceeding initiated by the Competition Authority was null and void and, therefore, that the Competition Authority should initiate a new proceeding solely with respect to the exclusivity clause.

        On June 8, 2005, Portugal Telecom was informed through the press that Sonaecom had filed a complaint against it with the European Commission, under article 82 of the EU Treaty, alleging abuse of dominant position in the Portuguese market in connection with our provision of both cable television and fixed line services, respectively, through our subsidiaries, PT Multimédia and PT Comunicações. Sonaecom requested that the European Commission require us to separate our cable television and fixed line telecommunications operations—a so-called "structural remedy." However, on February 2, 2006, the Commission responded that the complaint should be addressed by the Portuguese Autoridade da Concorrência. To our knowledge, proceedings before the European Commission related to this complaint are now closed. We have not received further information about whether Sonaecom intends to pursue this matter with the Autoridade da Concorrência. After the Commission's response,

Sonaecom and its parent Sonae, SGPS, S.A. announced an unsolicited tender offer for all the outstanding ordinary shares of Portugal Telecom. This tender offer has lapsed.

  Tax Proceedings

        Law No. 5/2004, the Electronic Communications Law, introduced the Municipal Fee on Rights of Way (Taxa Municipal de Direitos de Passagem), or "TMDP," to replace municipal-level charges on the installation and rights of way of systems and equipment belonging to companies offering electronic communications services. The TMDP is assessed based on invoices issued to final customers in a municipality at a maximum percentage of 0.25% of the value of the invoices. However, some cities, have maintained Occupation Taxes on electronic communications companies in addition to or in lieu of the TMDP. Based on opinions of its counsel, we believe that the TMDP is the only tax that can be charged for rights of way and installation and that the Occupation Taxes charged by some cities are illegal. TV Cabo has submitted several claims to the tax authorities and the courts, contesting the payment of the Occupation Taxes. Some municipalities have launched execution foreclosure proceedings against TV Cabo in order to obtain payment of the Occupation Taxes. These proceedings have been suspended, pending decision on the administrative and judicial claims submitted by TV Cabo.

Regulation

        The telecommunications and multimedia industry has traditionally been heavily regulated in most countries of the world, including Portugal. Over the last several years, Portugal (beginning in 1990) has substantially privatized its state-held telecommunications operators and has been opening its telecommunications markets to competition. Portugal, a member of the European Union, opened its telecommunications market to full competition as of January 1, 2000. Portugal is pursuing further EU-led initiatives aimed at increasing the competitiveness of its market. This section explains the main laws and regulations that affect PT Multimédia and its operating companies.

  Regulatory Institutions

        ANACOM.    The ICP—Autoridade Nacional das Comunicações, or "ANACOM," created in January 2001 (formerly the Instituto das Comunicações de Portugal, or "ICP"), is the Portuguese telecommunications regulator. Since it commenced operations in 1989, it has been closely involved in developing the telecommunications regulatory framework in Portugal. It advises the Portuguese State on telecommunications policy and legislation and monitors compliance with concessions, licenses and permits granted to telecommunications providers in Portugal.

        ANACOM is accountable to the Ministry of Public Works, Transport and Communications. The Ministry of Public Works, Transport and Communications retains basic responsibility for telecommunications policy in Portugal. Together with the Ministry of Finance, it has ultimate responsibility for monitoring our compliance with our Concession. It also has certain supervisory powers with respect to our activities. The Portuguese State delegated a significant number of those powers and functions to ANACOM.

        Over the past several years, the Portuguese State has substantially increased the autonomy of ANACOM and allowed it to become a more effective and independent regulatory body. ANACOM acts on complaints against PT Multimédia by its competitors, customers and other interested parties. It can impose fines on PT Multimédia if it does not meet its obligations under its Concession. ANACOM has, from time to time, addressed complaints against PT Multimédia by its competitors. However, such complaints have been resolved in a manner that has not had a material adverse effect on PT Multimédia's businesses or operations. ANACOM's decisions are subject to possible reconsideration and can be submitted for judicial review.

        EC Commission.    Most of the EU competition rules have the force of law in all EU member states and therefore apply to PT Multimédia in Portugal. The current priority of the European Commission is to ensure that EU member states fully and correctly implement EU requirements in national law. The European Commission routinely monitors the status of EU member states in implementing EU directives.

        The Directorate-General for Competition of the European Commission is responsible for considering, on its own initiative as well as in response to complaints by interested parties, potential claims that PT Multimédia's business activities or Portuguese State regulations are inconsistent with the key provisions of the Treaty of Amsterdam, also known as the EC Treaty, relating to competition in the EU. Article 81 of the treaty prohibits agreements or coordinated action between competitors that may affect trade between EU member states and have as their objective or effect the prevention, restriction or distortion of competition within the EU. Article 82 of the treaty prohibits any abuse of a market-dominating position within the EU, or a substantial part of the EU, that may affect trade between EU member states. The Directorate-General for Competition enforces these rules in cooperation with the national competition authorities. In addition, national courts have jurisdiction over violations of EU competition law.

        Competition Authority.    The activities of PT Multimédia are also overseen by the Competition Authority (formerly the Direcção Geral do Comércio e da Concorrência, or "DGCC"), which is responsible for enforcement of Portuguese competition law. It is also responsible for considering complaints relating to PT Multimédia's business practices or other business arrangements. PT Multimédia expects the Competition Authority to take a more active role in matters relating to pricing and to the determination of which companies have "significant market power" and the regulatory implications for such companies.

  Cable Television Authorization

        In February 2002, the European Union agreed upon a new regulatory framework for electronic communications networks and services, consisting of five directives governing procedures, authorizations, access, universal service and data protection; one decision on the availability and use of radio spectrum; and a recommendation on relevant product and service markets within the electronic communications sector subject to "ex ante" regulation in accordance with Directive 2002/21/EC of the European Parliament and Council on a common regulatory framework for electronic communications networks and services. Four of the five directives that make up the new EU framework were adopted into law in Portugal on February 10, 2004 as part of Law 5/2004, the Electronic Communications Law (which we refer to as "Law 5/2004"). The fifth directive was adopted into law on August 18, 2004.

        Under the new regulatory framework set out in Law No. 5/2004, the provision of cable television networks and services is subject only to a general authorization regime, which depends on the compliance with the rules provided for in the law and regulations. That is, the new framework does not require specific authorizations or licenses from ANACOM.

        Currently, TV Cabo and its subsidiaries Cabo TV Açoreana and Cabo TV Madeirense, hold nine cable television authorizations to provide cable television services in 125 counties in continental Portugal and the Madeira and Azores Islands. All of these authorizations expire in May 2009 and will not be renewed, allowing the new regulatory framework to take effect. In order to continue operating its cable television network, TV Cabo and its subsidiaries will be required only to submit new communications to ANACOM with respect to their services, and the general authorization regime now in force shall apply. Currently, several other operators are also authorized to provide cable television services in Portugal, as described in "—Competition." All of these authorizations permit the construction of cable distribution centers and networks. They also contain quality of service standards and, in most cases, obligations to construct networks capable of reaching 80% of the population of the authorized area. The remaining 20% of the population may request connection at an extra charge. The charges for the provision of cable television services are not subject to regulation.

        Although not considered public domain assets and not subject to the wireline Concession of Portugal Telecom, the cable television infrastructure that TV Cabo has installed and operates in areas in the public domain may be subject to reversion or transfer to third parties. Although under the terms of Law 5/2004, cable operators are ensured the right to install cable infrastructure on public property and such right may not be extinguished before the end of the period for which it was granted, there may be situations in which such right could be withdrawn, subject to the right of the operator to receive compensation.

        Under Portuguese law, advertising on TV Cabo's channels is generally restricted on the same terms as on broadcast TV. These restrictions include a ban on alcohol advertisements before 10 p.m. and a complete ban on tobacco advertisements. Advertising on premium channels cannot take up more than 10% of air time, and advertising on basic channels cannot take up more than 20% of air time.

        Portuguese law currently permits television operators to produce and broadcast their own television programming. In addition, Portuguese legislation permits the use of two-way signaling capability over cable television networks. The ability to transmit and receive signals allows the introduction of pay-per-view, home shopping and similar products in Portugal.

  Internet and Related Services

        Various regulatory developments may affect PT Multimédia's Internet business. Portugal has adopted Decree Law 290-D/99 regarding digital signatures, which established a legal framework for electronic documents and digital signatures. This framework is a key component for developing e-commerce business. Portugal is expected to enact further measures pursuant to the EU Electronic Signature Directive, adopted in December 1999. The EU Electronic Commerce Directive, which was implemented in January 2002, further promotes the free movement of electronically provided services and commerce within the EU. For example, it requires EU member states to absolve information carriers and host-services providers from liability for the content of information transmitted over the Internet. Such provisions provide PT Multimédia with legal protection that is important in carrying out the business of PT Multimédia. The 1995 EU Data Protection Directive, which was implemented in Portugal in 1998, places restrictions on the use by Internet companies of personal data stored on their networks. It is not possible at this time to ascertain the burden that data protection schemes or other self-regulation and content-monitoring requirements may impose on PT Multimédia's Internet business.

  EU Competition Directive

        The European Commission issued a directive on September 16, 2002 (Directive 2002/77/EC) that requires member states to enact legislation directing incumbent telecommunications operators to separate their cable television and telecommunications network operations into distinct legal entities. Portugal Telecom believes that steps already taken to operate its cable television business in Portugal through PT Multimédia, a separate legal entity that has independent shareholders, satisfy the requirements of the directive implemented in Portugal. The spin-off of PT Multimédia by Portugal Telecom is expected to address the long-standing objectives of the Portuguese regulators with respect to the Portuguese fiber and cable networks.

CERTAIN RELATIONSHIPS BETWEEN PORTUGAL TELECOM AND PT MULTIMÉDIA

        We currently own 58.43% of PT Multimédia, and the results of operations of PT Multimédia's subsidiaries have been included in our consolidated financial results. As a subsidiary of Portugal Telecom, in the ordinary course of business, PT Multimédia has received various services provided by Portugal Telecom, including consolidation accounting, financial reporting, treasury, tax, legal, executive oversight and human resources among other services.

        Immediately after the spin-off, we are expected to retain approximately 7% of the PT Multimédia ordinary shares due to the mechanics for applying withholding tax and adjustments for fractional shares as described in "The Spin-Off," and PT Multimédia will not own any Portugal Telecom shares. There will be a variety of contractual relationships between us and PT Multimédia to provide for ongoing commercial relationships.

Implementation of the Spin-Off

        The spin-off was approved by Portugal Telecom's shareholders on April 27, 2007. We and PT Multimédia are cooperating to ensure that the purposes of the spin-off are fully achieved, both through coordination among the boards of directors and executive officers of Portugal Telecom and PT Multimédia and by negotiating in good faith to reach the new agreements described in the next subsection.

Continuing Commercial Relationships

        We and PT Multimédia each have extensive operations in Portugal. Furthermore, there are a number of areas where Portugal Telecom is a key supplier of PT Multimédia, particularly in network infrastructure, information technology, customer care services and corporate back office services. While certain relationships will be discontinued or phased out as a result of the spin-off, we will continue to have a wide variety of ongoing commercial relationships after the spin-off that will be governed by arm's-length terms similar to those on which each company does business with other independent parties. The following description summarizes the material existing relationships, before and after the spin-off.

  Infrastructure

        A significant portion of the hybrid fiber coax ("HFC") network and certain related equipment used by TV Cabo to provide its cable TV, cable broadband Internet and VoIP services are owned by Portugal Telecom. In 2005, TV Cabo and Portugal Telecom's subsidiary PT Comunicações entered into a long-term agreement for the use of network capacity that expires in December 2008. TV Cabo agreed to pay a total of €70 million for its rights over the term of the contract. This contract is currently being re-negotiated. Portugal Telecom expects to sell to TV Cabo the relevant network equipment used exclusively by TV Cabo and to have the term of the renegotiated contract for the remaining facilities extended to 2010.

        In addition, the network used by TV Cabo passes through facilities owned by Portugal Telecom, including ducts, posts and exchange buildings. TV Cabo pays a monthly fee for these rights of way under the contract described in the preceding paragraph. The pricing and the right to access Portugal Telecom infrastructure itself is regulated by ANACOM (ORAC and ORALL).

        In the future, PT Multimédia may decide either to continue to use Portugal Telecom's facilities, rent telecommunications capacity from other suppliers or build its own infrastructure based on a technical and financial assessment of its needs.

  Information Technology

        Portugal Telecom and PT Multimédia have ongoing relationships in both information technology infrastructure and application management. Portugal Telecom and PT Multimédia use a number of functions, including accounting, human resources, customer relationship management and billing, that share the same data center. Portugal Telecom and PT Multimédia are undertaking ongoing projects for the complete separation of their IT platforms, which are expected to be concluded in the first half of 2008. In the interim period, there are a number of access restriction projects to ensure protection of confidential information of Portugal Telecom and PT Multimédia that will be concluded by November 2007.

        PT Sistemas de Informação, S.A. ("PT SI"), Portugal Telecom's IT subsidiary has a contract with TV Cabo expiring in December 2008 for application management of a number of key IT platforms used by TV Cabo, including accounting, customer care and billing. TV Cabo paid €10.3 million in 2006 and €5.8 million in 2005 to PT SI for these services. Upon expiration, PT Multimédia may seek to renew its contract with PT SI or choose a different service provider.

  Customer Care Services

        Through its subsidiary PT Contact—Telemarketing e Serviços de Informação, S.A. ("PT Contact"), Portugal Telecom provides a number of customer care services to PT Multimédia that range from outsourced call center services to the provision of infrastructure (both office space and a call center IT platform). Currently, in two of three sites used by TV Cabo, in Lisbon and Castelo Branco, both the office infrastructure and the IT platform are owned by PT Contact. PT Mulitmédia paid €15.0 million in 2006 and €10.0 million in 2005 to PT Contact for its services.

        PT Multimédia has an agreement to continue to use the Lisboa site, where the bulk of its call center activities are located, until December 2008 and is in the process of finding an alternative site. PT Multimédia has entered into agreements to purchase the required IT platform to be deployed. All the services provided at the Castelo Branco site will be phased out during the first quarter of 2008 and moved to the existing locations in Lisbon and Porto.

        All the call center outsourcing contracts with PT Contact have already been replaced with contracts with other service providers in Lisbon and are expected to be phased out and replaced in Castelo Branco by March 2008.

  Back Office Services

        PT Pro—Serviços Administrativos e de Gestão Partilhados, S.A. ("PT PRO"), Portugal Telecom's shared services subsidiary, has an agreement for the provision of all corporate and customer back office functions to PT Multimédia through 2009. PT Multimédia paid €11.0 million in 2006 and €5.3 million in 2005 to PT PRO. After the spin-off, this agreement will be terminated, and PT Multimédia will enter into a 50-50 joint venture with PT Pro. The joint venture is expected to provide all the back office functions that are currently provided by PT Pro under new contracts with PT Multimédia.

  Transition Services

        A limited number of other corporate and administrative functions are expected to be provided by Portugal Telecom to PT Multimédia during a transition period, including assistance in financial reporting and transfer of financial reporting functions to PT Multimédia. Portugal Telecom will not charge PT Multimédia for services provided through the end of 2007.

Employee Arrangements

        PT Multimédia has traditionally benefited from the services of certain employees of Portugal Telecom who were ceded to PT Multimédia for a fixed or indefinite period. After the spin-off, certain of these employees will return to Portugal Telecom, and no Portugal Telecom employees will be seconded to PT Multimédia.

DIVIDENDS AND DIVIDEND POLICY OF PT MULTIMÉDIA

        The board of directors of PT Multimédia has a dividend distribution policy that considers business opportunities, investors' expectations and needs of financing with own capital, taking into account capital opportunity cost and subject to Portuguese law and the company's bylaws.

        PT Multimédia's by-laws provide that annual net income must be applied as follows:

•
a percentage not lower than 5% is allocated to a legal reserve, up to the amount required by law;

•
a percentage not lower than 40% is allocated to shareholders as a dividend, although the shareholders, by a two-thirds majority vote of those present, may decide to reduce dividends or even not to distribute them; and

•
the remaining is allocated as defined at the general meeting of shareholders.

        The following table presents dividends paid by PT Multimédia per ordinary share for the fiscal years 2002 through 2006. U.S. dollar amounts have been calculated using the exchange rate in effect on the date each dividend was paid.

			Total amount of dividends		Dividends per share(1)
Period	Number of shares(1)	Payment date	€ millions	US$ millions	€	US$
2002	156,896,928	—	—	—	—	—
2003	156,896,928	4/23/2004	12.6	14.9	0.080	0.095
2004	154,548,414	5/30/2005	77.3	96.4	0.500	0.624
2005	309,096,828	5/17/2006	85.0	108.3	0.275	0.350
2006	309,096,828	5/18/2007	92.7	125.3	0.300	0.405

(1)
On June 1, 2005, PT Multimédia undertook a 2-for-1 share split. The number of shares and dividends per share for 2002, 2003 and 2004 have not been adjusted to reflect this share split.

MANAGEMENT OF PT MULTIMÉDIA

Management Structure

        The Board of Directors of PT Multimédia is responsible for its management and affairs. Four members of the Board of Directors currently act as PT Multimédia's Executive Committee and are responsible for the day-to-day management of PT Multimédia. In addition, PT Multimédia has nine other executive officers who are in charge of PT Multimédia's various business and administrative departments. These executive officers report to the Executive Committee.

        PT Multimédia's bylaws provide for a Board of Directors consisting of up to 15 directors, including the Chairman. The directors are elected by a majority of the votes cast at the annual shareholders' meeting following the expiration of their term. A minority of the shareholders representing, in the aggregate, at least 10% of PT Multimédia's share capital has the right to elect a director to substitute for the director previously elected by the fewest number of votes. The term of office of the directors is three calendar years, with the year of election or appointment considered a full calendar year. There is no restriction on the re-election of directors.

        The bylaws provide for an Executive Committee of the Board to which the Board of Directors can delegate the day-to-day management of PT Multimédia's affairs. However, the Board of Directors remains responsible for PT Multimédia's overall management and operations. The Executive Committee may be comprised of three, five or seven directors selected by a majority of the Board of Directors. The vote of a majority of the members of the Executive Committee is necessary for the taking of any action by the Executive Committee. All members have equal voting rights, and the President has the deciding vote in the event of a tie.

        A quorum for a meeting of the Board of Directors is a simple majority of directors. All directors have equal voting rights, and all resolutions of the Board of Directors are adopted by a majority of the votes cast. The Chairman has the deciding vote in the event of a tie.

Board of Directors and Executive Committee

        PT Multimédia's Board of Directors currently consists of 13 directors, and its Executive Committee currently consists of four directors. The current Board of Directors was elected in April 2007 for a three-year term of office (with 2007 considered a full calendar year), and there are no restrictions on re-election of directors.

        On September 21, 2007, four new directors were appointed following the resignation of five other directors (Zeinal Bava, Manuel Rosa da Silva, Francisco Nunes, Pedro Leitão and Joaquim Goes). These new directors will complete the 2007-2009 term of office together with the other members of the Board of Directors.

        The table below sets forth the names, ages and positions of the new Board of Directors of PT Multimédia.

Name	Age	Position
Daniel Proença de Carvalho	66	Chairman of the Board of Directors
Rodrigo Jorge de Araújo Costa	48	Director and Chief Executive Officer
José Pedro Pereira da Costa	39	Director and Member of the Executive Committee
Luís Miguel Gonçalves Lopes	35	Director and Member of the Executive Committee
Duarte Maria de Almeida Vasconcelos e Calheiros	58	Director and Member of the Executive Committee
Laszlo Hubay Cebrian	61	Director
Manuel Fernando Moniz Galvão Espirito Santo Silva	49	Director
António Domingues	50	Director
José Pedro Sousa de Alenquer	55	Director
Luis João Bordallo da Silva	49	Director
Vitor Fernando da Conceição Gonçalves	52	Director
José António de Melo Pinto Ribeiro	61	Director
Nuno João Francisco Soares de Oliveira Silvério Marques	51	Director
        The information set forth below describes the functions performed by the directors and their experience in the last five years.

        Daniel Proença de Carvalho.    Portuguese citizen, 66 years old. Elected for the first time in 2007. Chairman of the Advisory Board of the private equity company Explorer Investments—Sociedade de Capital de Risco, S.A.; Manager of SINDCOM—Sociedade de Investimentos na Indústria e Comércio, SGPS, S.A.; Chairman of the Trustees Council of the Foundation D. Anna de Sommer Champalimaud e Dr. Carlos Montez Champalimaud; Chairman of the Foundation Arpad Szènes-Vieira da Silva and member of the General Advisory Board of Foundation Calouste Gulbenkian from 1993 to 2007; Chairman of the General Meeting of Shareholders of the following companies: Celulose do Caima—SGPS, S.A.; Socitrel—Sociedade Industrial de Trefilaria, S.A.; EDIFER—Investimentos, Sociedade Gestora de Participações Sociais, S.A., EDIFER—Sociedade Gestora de Participações Sociais, S.A., Portugália—Administração de Patrimónios, S.A., Mague—SGPS, S.A.; Almonda—Sociedade Gestora de Participações Sociais, S.A.; Renova—Fábrica de Papel do Almonda, S.A.; Panatlântica—Holding, Sociedade Gestora de Participações Sociais, S.A.; G.A.—Estudos e Investimentos, SA; Vila Sol II—Empreendimentos Turisticos, S.A.; Empresa Imobiliária e Turística da Fonte Nova, S.A.; Cabo Raso—Empreendimentos Turísticos, S.A.; Belo—Sociedade Agrícola de Mértola, S.A., Sociedade Agrícola Serra Branca, S.A.; Sociedade Agrícola dos Namorados, S.A; Coaltejo—Criador de Ovinos Algarve e Alentejo, S.A.; SOTAC—Sociedade de Turismo e Agricultura, S.A.; SOGESFIN—Sociedade Gestora de Participações Sociais, S.A.; 3 Z—Administração de Imóveis, S.A.; Sétimos—Participações, SGPS, S.A; Décimus—Participações, SGPS, S.A.; Gotan, SGPS, S.A; Estoril Sol, SGPS, S.A. Vice President of the General Meeting of Shareholders of Caixa Geral de Depósitos, S.A.; Chairman of the General Meeting of Shareholders of Automóvel Clube de Portugal (ACP) from 1995 to 2001; Vice chairman of the Foundation Portugal Séc. XXI from 1986 to 1987; Chairman of the Board of Directors of Radio Televisão Portuguesa (Portuguese public television) from 1980 to 1983; Minister of Mass Media and Public Information Affairs on the 4th Constitutional Government from 1978 to 1979; Director of Jornal Novo and member of the Press Council representing the directors of daily newspapers from 1976 to 1977.

        Rodrigo Jorge de Araújo Costa.    Portuguese citizen, 48 years old. Elected for the first time in 2007. His term of office expires on December 31, 2009. Vice President of the Executive Committee of

Portugal Telecom, SGPS S.A. from April 2006 to September 2007; Chairman of the Board of Directors of PT Comunicações S.A. from March 2006 to September 2007; Member of the Board of Directors of PT Centro Corporativo S.A., from March 2006 to September 2007; Member of the Board of Directors of PT Portugal, SGPS S.A., from March 2006 to September 2007; Member of the Board of Directors of PT Rede Fixa, SGPS S.A., from April 2006 to September 2007; Chairman of the Board of Directors of PT.com Comunicações Interactivas, S.A. from April 2006 until September 2007; Chairman of the Board of Directors of PT Prime—Soluções Empresariais de Telecomunicações e Sistemas S.A. from April 2006 until September 2007; Chairman of the Board of Directors of PT Sistemas de Informação, S.A from May 2006 until September 2007; Chairman of the Board of Directors of PT Corporate—Soluções Empresariais de Telecomunicações e Sistemas, S.A. from May 2006 until September 2007; Chairman of the Board of Directors of Portugal Telecom Informação S.A. from June 2006 until September 2007; Member of the High Council for Foreign Investment since 2004; Advisor of the Government Technology Plan since 2005; Corporate Vice President of Microsoft Corporation's OEM Division from 2002 until 2005; General Manager of Microsoft Corporation (Portugal) from 1990 until 2001; General Manager of Microsoft Brazil from 2001 until 2002; Vice President of the Portuguese-American Chamber of Commerce from 1996 until 2001.

        José Pedro Pereira da Costa.    Portuguese citizen, 39 years old. Elected for the first time in 2007. His term of office will end on December 31, 2009. Chief Financial Officer of PT Comunicações, PT.com and PT Prime from 2002 to 2007. Member of the Board of Directors of PT ACS and Best—Banco Electrónico de Serviços Total, SA from June 2007 until September 2007; Member of the Board of Directors of Previsão from 2004 to 2007; Member of the Board of Directors of PT Prestações from 2005 to 2007; Member of the Board of Directors of PT SI and Tradecom from 2006 to 2007; Member of the Board of Directors of PT PRO and Páginas Amarelas from 2003 to 2007; Manager of DCSI, Dados, Computadores, Serviços Informáticos, LDA since 2005; Vice President of the Executive Committee of Telesp Celular Participações and Vice-Chairman of the Joint-Venture PT/Telefónica from 2001 to 2002; Chief Financial Officer of PT Móveis, SGPS, SA from 2000 to 2002; Chief Financial Officer of Jazztel plc from February 2000 until June 2000; Executive Board Member of Banco Santander de Negócios Portugal from 1997 to 2000; Engagement Manager of McKinsey & Co. from 1990 to 1997; Corporate Finance Analyst at Banco Português de Investimento from January 1990 until June 1990.

        Luís Miguel Gonçalves Lopes.    Portuguese citizen, 35 years old. Elected for the first time in 2007. His term of office will end on December 31, 2009. Member of the Board of Directors of PT Comunicações, PT.com, PT Prime and Páginas Amarelas from April 2006 until September 2007; Manager of the distribution channels of PT Comunicações from 2004 to 2006; Associate Principal of McKinsey & Co. from 1998 to 2004; Senior Analyst of Procter and Gamble from 1995 to 1998.

        Duarte Maria de Almeida Vasconcelos e Calheiros.    Portuguese citizen, 58 years old. Elected for the first time in 2003. His term of office will end on December 31, 2009. President of the Board of Directors of Lusomundo Imobiliária 2, S.A, since 2004; President of the Board of Directors of Lusomundo Sociedade de Investimentos Imobiliários, S.A, since 2004; President of the Executive Committee of Lusomundo Cinemas, S.A, since 2004; President of the Executive Committee of Lusomundo Audiovisuais, S.A, since 2004; Member of the Board of Directors of PT Conteúdos—Actividades de Televisão e de Produção de Conteúdos, S.A., since 2004; Member of the Board of Directors of CATVP—TV Cabo, S.A., since 2004; Member of the Board of Directors of PT Televisão por Cabo, SGPS, S.A., since 2004; Manager of Lusomundo Moçambique, S.A, since 2004; Manager of Lusomundo Editores, Lda., since 2004; Manager of Lusomundo España, SL, since 2004; Director of Distodo, Distribuição e Logística, Ltda., since 2004; President of the Board of Directors of HERTZ—HR—Aluguer de Automóveis, S.A, from March 2000 to April 2003; Member of the Board of Directors of HERTZ—HR—Aluguer de Automóveis, S.A, from June 1998 to March 2000; Member of the Board of Directors of HERTZ—HR—Aluguer de Automóveis (Cabo Verde), from June 1998 to April 2003;

Member of the Board of Directors of HERTZ—HR España, S.L., from June 1998 to April 2003; Member of the Board of Directors of HERTZ—HR—Aluguer de Equipamentos, S.A. from June 1998 to April 2003; Member of the Board of Directors of HERTZ—HR III Renting Gestão de Frotas, S.A., from June 1998 to April 2003; Manager of HERTZ—HR Gibraltar, Ltda. from June 1998 to April 2003.

        Laszlo Hubay Cebrian.    Portuguese citizen, 61 years old. Elected for the first time in 2007. His term of office will end on December 31, 2009. Former employee of The Walt Disney Company for 25 years in various positions: Country Managing Director and Chairman of The Walt Disney Company Iberia and The Walt Disney Company Portugal and Chairman of The Disney Store Spain from 1999 to 2005; Managing Director of The Walt Disney Company GmbH Germany (1999); Member of the Board of Directors of The Disney Channel Iberia from 1997 to 2005; Manager of the Disney/ABC International Television Department for Iberia from 1996 to 2002.

        Manuel Fernando Moniz Galvão Espirito Santo Silva.    Portuguese citizen, 49 years old. Elected for the first time in 2003. His term of office will end on December 31, 2009. President of the Board of Directors of Euroamerican Finance Corporation, Inc. since 2002; President of the Board of Directors of Espírito Santo Hotéis, SGPS, S.A. since 2002; President of the Board of Directors of Academia de Música de Santa Cecília since 2002; President of the Board of Directors of Spread.Com, S.A. since 2003; President of the Board of Directors of Espírito Santo Golfes, S.A. since 2003; President of the Board of Directors of Espírito Santo Health & SPA, S.A. since 2003; President of the Board of Directors of Espírito Santos Resources, Limited since 2005; President of the Board of Directors of Herdade de Comporta—Actividades Agro Silvícolas e Turísticas, S.A. since 2005; President of the Board of Directors of Espírito Santo Tourism (Europe) since 2005; President of the Board of Directors of Espírito Santo Industrial (BVI), S.A. since 2005; Vice President of the Board of Directors of Espírito Santo Tourism (Portugal)—Consultoria de Gestão Empresarial, S.A. since 2003; Member of the Board of Directors of PARTRAN—Sociedade Gestora de Participações Sociais, S.A. since 2002; Member of the Board of Directors of BESPAR—Sociedade Gestora de Participações Sociais, S.A. since 2002; Member of the Board of Directors of GESPETRO—Sociedade Gestora de Participações Sociais, S.A. since 2002; Member of the Board of Directors of SANTOGAL, Sociedade Gestora de Participações Sociais, S.A since 2002; Member of the Board of Directors of Espírito Santo Financial Group, S.A. since 2002; Member of the Board of Directors of Espírito Santo, S.A. since 2002; Member of the Board of Directors of Espírito Santo Bank of Florida since 2002; Member of the Board of Directors of Espírito Santo Services, S.A. since 2002; Member of the Board of Directors of E.S. Control Holding, S.A. since 2002; Member of the Board of Directors of Sociedade de Investimentos Imobiliários SODIM, S.A. since 2002; Member of the Board of Directors of TELEPRI—Telecomunicações Privadas, SGPS, S.A. since 2002; Chairman of the Board of the Board of Directors of ESPART—Espírito Santo Participações Financeiras (SGPS), S.A. since 2002; Chairman of the Board of the Board of Directors of Quinta Patino—Sociedade de Investimentos Turísticos e Imobiliários, S.A. since 2002; Chairman of the Board of Directors of Sociedade Imobiliária e Turística da Quinta do Perú, S.A. since 2002; Chairman of the Board of the Board of Directors of Marinoteis—Sociedade de Promoção e Construção e Hotéis, S.A. since 2002; Chairman of the Board of the Board of Directors of SIHA—Sociedade de Investimentos Hoteleiros Almansor, S.A. since 2002; Chairman of the Board of Directors of Hotelagos, S.A. since 2002; President of the Board of Directors of Espírito Santo Tourism.Com, S.A. from 2002 to 2003; President of the Board of Directors of Hotéis Tivoli, S.A. from 2002 to 2004; President of the Board of Directors of Herdade do Reguengo—Exploração de Propriedades, S.A. from 2002 to 2004; President of the Board of Directors of The Atlantic Company Limited from 2002 to 2004; President of the Board of Directors of Espírito Santo.Com, S.A. from 2002 to 2004; President of the Board of Directors of Espírito Santo Tourism (Portugal)—Consultoria de Gestão Empresarial, S.A. from 2002 to 2004; Vice President of the Board of Directors of Espírito Santo Resources, Limited from 2002 to 2004; Vice President of the Board of Directors of Espírito Santo Tourism (Europe) from 2002 to 2004; Member of the Board of Directors of Espírito Santo Agriculture and Development Limited, in 2002;

Member of the Board of Directors of Spread.Com, S.A, in 2002; Member of the Board of Directors of Espírito Santo Financial (BVI), S.A., in 2002; Member of the Board of Directors of Espírito Santo Property Holding, S.A., in 2004; Member of the Board of Directors of Control Development Limited, in 2004; Member of the Board of Directors of E.S. Control (BVI), S.A. from 2002 to 2003; Member of the Board of Directors of Espírito Santo Industrial (BVI), S.A. from 2002 to 2004; Member of the Board of Directors of Espírito Santo Internacional (BVI), S.A. from 2002 to 2004; Member of the Board of Directors of E.S. International Holding, S.A. from 2002 to 2004; Member of the Board of Directors of GES Finance Limited from 2002 to 2004; Member of the Board of Directors of Espírito Santo Tourism Limited from 2002 to 2004; Member of the Board of Directors of Espírito Santo Industrial—Sociedade Gestora de Participações Sociais, S.A. from 2003 to 2004; Member of the Board of Directors of Espírito Santo Entreprises, S.A. from 2003 to 2004.

        António Domingues.    Portuguese citizen, 50 years old. Elected for the first time in 2004. His term of office will end on December 31, 2009. Vice President of the Board of Directors of Banco de Fomento, SARL (Angola) since 2002; Member of the Board of Directors of Banco BPI, S.A. since 1999; Member of the Board of Directors of BPI Madeira, SGPS, Unipessoal, S.A. since 2001; Member of the Board of Directors of Allianz Portugal, S.A. since 2004; Member of the Board of Directors of Banco Comercial e de Investimentos, SARL (Mozambique) since 2004; Member of the Board of Directors of SIBS—Sociedade Interbancária de Serviços, S.A. since 2000; President of the Board of Directors of Crediuniverso—Serviços de Marketing, S.A. from 2002 to 2003; Member of the Board of Directors of Banco BPI Cayman, Ltd. from 2002 to 2003; Member of the Board of Directors of BPI, SGPS, S.A. from 1999 to 2002; Member of the Board of Directors of Unicre—Cartão Internacional de Crédito, S.A. from 2000 to 2003; Member of the Board of Directors of Digimarket—Sistemas de Informação, S.A. from 2000 to 2003.

        José Pedro Sousa de Alenquer.    Portuguese citizen, 55 years old. Elected for the first time in 2001. His term of office will end on December 31, 2009. President of the Board of Directors of SGPICE—Sociedade de Serviço de Gestão de Portais na Internet e de Consultoria de Empresas, S.A. (pmelink.pt) since 2001; Member of the Board of Directors of CaixaWeb, SGPS, SA. since 2000; Member of the Board of Directors of PT Prime Tradecom—Soluções Empresariais de Comércio Electrónico, S.A. since 2001; Member of the Board of Directors of Portal Executivo—Sociedade de Serviços, Consultoria e Informação em Gestão, S.A. since 2001; Member of the Board of Directors of Administrator of CaixaWeb, Serviços Técnicos e de Consultoria, S.A. since 2002; Member of the Board of Directors of Agência de Viagens TAGUS, SA. since 2002; Member of the Board of Directors of TAGUS Viajes, S.A. since 2003; Member of the Board of Directors of Caixanet Telemática e Comunicações, S.A.; Manager of Sogrupo, Sistemas de Informação, ACE; Member of the Board of Directors of EJV—Plataforma de Comércio Electrónico, S.A. from 2000 to 2002.

        Luis João Bordallo da Silva.    Portuguese citizen, 49 years old. Elected for the first time in 2003. His term of office will end on December 31, 2009. Member of the Board of Directors of Cinveste, SGPS, S.A. since 2006; Member of the Board of Directors of HSF Engenharia, S.A. since 2005; Director of Kebab Express, S.A.; Director of Guemonte—Sociedade Civil Imobiliária e de Investimentos, S.A.; Member of the Board of Directors of Lusomundo Audiovisuais, S.A. from 1995 to 2003; Member of the Board of Directors of Lusomundo Cinemas, S.A. from 1998 to 2003; Member of the Board of Directors of Lusomundo Sociedade Gestora de Participações Sociais, S.A. from 1998 to 2003; Member of the Board of Directors of Prodiário, S.A. from 1999 to 2002; Member of the Board of Directors of PT Conteúdos, SGPS, S.A from 2002 to 2003.

        Vitor Fernando da Conceição Gonçalves.    Portuguese citizen, 52 years old. Elected for the first time in 2007. His term of office will end on December 31, 2009. Professor of Management in ISEG (School of Economics and Management of the Technical University of Lisbon) since 1994 and Vice Rector of the Technical University of Lisbon in charge of Entrepreneurship, International Relations and

Finance. Mr. Gonçalves previously acted as he Dean of ISEG, Head of the Management Department in ISEG and Director of the Ph. D. programme in Management. Member of the "Panel of Experts on World Competitiveness" of the IMD World Competitiveness Center since 2005; Member of the General and Supervisory Board and Chairman of the Audit Committee of EDP—Energias de Portugal, S.A. since 2006; Member of the Fiscal Council of Fundação EDP since 2007; Chairman of the Board of Directors of Gaptec / UTL since 2007; Member of the Board of Directors of IFEA—Instituto de Formação Empresarial Avançada, S.A. from 1999 to 2003; Member of the Board of Directors of Promindústria—Sociedade de Investimento, S.A. from 1994 to 1996; Chairman of IDEFE—Instituto para o Desenvolvimento e Estudos Económicos Financeiros e Empresariais from 2003 to 2007.

        José António de Melo Pinto Ribeiro.    Portuguese citizen, 61 years old. Elected for the first time in 2007. His term of office will end on December 31, 2009. Senior Partner of the law firm J. A. Pinto Ribeiro & Associados, Sociedade de Advogados since 1973, concentrating on commercial law, investment banking and financial law; Legal advisor to Caixa Banco de Investimento, S.A., SIBS S.A. and Victoria de Seguros, S.A., among other financial institutions; Since 1985, Mr. Ribeiro has been the Portuguese Bankers Association's representative on the Legal Committee and the Competition Committee Banking Federation of the European Union (BFEU), and was elected Chairman of the Legal Committee of the BFEU for the 1995/1998 term. Mr. Ribeiro was a founding shareholder of BIG—Banco de Investimento Global, S.A. and he is presently a member of its Consultative Board and President of the General Assembly of Shareholders. Mr. Ribeiro is currently the expert representing Portugal at UNCITRAL, The United Nations Conference on International Trade Law; Non-executive member of the Board of Director of Portucel SGPS S.A. from 1997 to 2005; Chief Counsel for Chemical Bank (Portugal) S.A. from 1994 to 2000; Head of the International Legal Department of Banco Português do Atlântico, merged later into BCP/Millennium, from 1976 to 1990; Member of the Portuguese National Committee for the celebration of 50th Anniversary and the Promotion of the United Nations Declaration of Human Rights from 1996 to 2005; Founding member (1988) and Chairman of the Board of the Forum Justiça e Liberdades, an association aimed at studying, promoting and protecting civil rights in Portugal.

        Nuno João Francisco Soares de Oliveira Silvério Marques.    Portuguese citizen, 51 years old. Elected for the first time in 2007. His term of office will end on December 31, 2009. Manager of Agille—Consultoria de Gestão, Lda since 2006. Vice-Chairman of the Board of Directors of Cidot II—Estúdio de Comunicação, S.A. since 2004; Non-executive member of Board of Directors of Portugal Telecom, SGPS, S.A and member of the Audit Committee from 2003 to 2006. Founding shareholder of Fundamentalis, Lda. from 2000 to 2003; Member of the Board of Directors of Telecel, Comunicações Pessoais, S.A. from 1992 to 2000. Member of the Board of Directors of Quimigal, Química de Portugal, S.A. from 1988 to 1991. Director of the Financial Department of Quimibro, Lda (a subsidiary of Quimigal) from 1981 to 1988.

Executive Officers

        PT Multimédia has nine officers who are in charge of our various business and administrative departments and report to the Executive Committee. The names, offices, principal past affiliations and certain other information for certain of our key executive officers are set forth below:

Name	Position
Isabel Maria de Macedo Correia	Secretary General
Fernando Américo Ventura	Manager of the Legal Department
Luís Filipe Nunes Cabral Moura	Manager of the Human Resources Department
Paulo Guilherme Marques Craveiro Camacho	Manager of the Public Relations Department
Ana Margarida Ferreirinha da Silva Baptista Moreira Rato	Manager of the Communications Department
Filipe Conceição Homem Rodrigues	Manager of the Accounting and Finance Department
Gonçalo João Figueira Morais Soares	Manager of the Investor Relations, Planning and Control Department
Ana Paula Domingues Carioca de Almeida Carvalho	Manager of the Quality and Processes Department
Miguel Augusto Chambel Rodrigues	Manager of the Business Development Department

        Isabel Maria de Macedo Correia.    Portuguese citizen, 42 years old. Appointed in 2002. Company Secretary and Secretary of the General Meeting of Shareholders of PT Televisão por Cabo, S.A.; Company Secretary of CATVP—TV Cabo Portugal, S.A.; Company Secretary and Chairwoman of the General Meeting of Shareholders of da PT Conteúdos—Actividade de Televisão e de Produção de Conteúdos, S.A.; Chairwoman of the General Meeting of Shareholders of Lusomundo Cinemas, S.A. and Lusomundo Audiovisuais, S.A.; Secretary of the General Meeting of Shareholders of Sport TV Portugal, S.A; Alternate Company Secretary of PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A.; Company Secretary and Secretary of the General Meeting of Shareholders of PT—Sistemas de informação, S.A. from 2000 to 2002. Legal adviser at the Legal Department of PT Comunicações, S.A. from 1992 to 2002.

        Fernando Américo Ventura.    Portuguese citizen, 50 years old. Appointed in 2007. Secretary of the General Meeting of Shareholders of CATVP—TV Cabo Portugal, S.A; Senior legal advisor of PT Multimedia from 2002 to 2007; Legal Affairs and Programming Manager of TV Cabo Portugal from 1993 to 2002; Legal advisor of CTT Correios e Telecomunicações de Portugal from 1986 to 1993.

        Luís Filipe Nunes Cabral Moura.    Portuguese citizen, 49 years old. Appointed in 2007. Manager of the Human Resources Department of Portugal Telecom from 2000 until September 2007. Manager of Human Resources Department of Portugal Telecom, SGPS, S.A. from 1998 to 2000; Manager of Banking Supervision Department of Monetary Authority of Macao from 1995 to 1998; Manager of Financial and Human Resources Department of Monetary Authority of Macao from 1993 to 1995; Manager of Human Resources Division of Monetary Authority of Macao from 1991 to 1993; Manager of Macao's Government Land Department from 1990 to 1991; Manager of Macao's Government Projects Analysis Department from 1989 to 1990; Operations Research High School Assistant from 1986 to 1989; Economist of a Portuguese Group (SOTRIL) from 1985 to 1986; Economist of the Azores' Planning Department from 1983 to 1985; Adviser of Energy's Secretary of State from 1983 to 1984; Manager of Plan and Production of Moore Paragon in 1983.

        Paulo Guilherme Marques Craveiro Camacho.    Portuguese citizen, 48 years old. Appointed in 2007. News Presenter and Foreign Editor at SIC, the first Portuguese private TV channel from 1992 to 2007; Foreign Affairs reporter at Expresso, the leading Portuguese weekly newspaper from 1986 to 1992; Producer and News Presenter at BBC World Service in London from 1982 to 1986.

        Ana Margarida Ferreirinha da Silva Baptista Moreira Rato.    Portuguese citizen, 38 years old. Appointed in 2002. Head of Commercial Activities of Parque das Nações from 1999 to 2001; Expo'98 Head of Public Operations for the Utopia Pavillion (Atlântico Multiusos) from 1996 to 1998; Conference Centre Coordinator of Centro Cultural de Belém from 1992 to 1995.

        Filipe Conceição Homem Rodrigues.    Portuguese citizen, 45 years old, Manager of the Financial Department of PT Comunicações SA from 2003 to 2007; Manager of the Control Department of Optimus, SA, from 1998 to 2003; Manager of the Financial Department of Telechamada/ Telecel SA from 1992 to 1998. Manager of the Financial and IT Departments of Centrel Comercial S.A. from 1989 to 1992; Financial and Strategic Consultant from 1984 to 1989.

        Gonçalo João Figueira Morais Soares.    Portuguese citizen, 36 years old. Appointed 2007; Manager of the Planning and Control Department of PT Comunicações from 2003 to September 2007; Chief Financial Officer of Jazztel Portugal from 2000 to 2003; Assistant Director in the Corporate Finance Department of Banco Santander de Negócios from 1996 to 2000.

        Ana Paula Domingues Carioca de Almeida Carvalho.    Portuguese citizen, 40 years old. Appointed 2007. Manager of the Organization, Process and Continuous Improvement Department of PT Comunicações from January 2007 to September 2007; Manager of the Sales Department (Medium and Small enterprises) from 2001 to 2006; Member of the board of Director of ICL/ Fujitsu Services (Fujitsu Group) from 1999 to 2001; (Manager of the Sales Department (Large Accounts: Public Administration, Telecoms and Media and Financial Services) of ICL Computers, Lta (Fujitsu Group) from 1993 to 1998; Client Manager of ICL Computers, Lta (Fujitsu Group) from 1990 to 1992; Coordinator of the Training and Consulting Services of ICL Computers, Lta (Fujitsu Group) from 1987 to 1989.

        Miguel Augusto Chambel Rodrigues.    Portuguese citizen, 37 years old. Appointed 2007. Manager of Sales (residential and Soho markets) at PT Comunicações from 2006 to 2007; Manager of the Planning and Control Department of Portugal Telecom from 2004 to 2006; Manager and Project Leader of the Strategy and Business Development Department of Portugal Telecom from 2000 to 2004; Member of the Board of Directors of PT Sistemas de Informação, S.A. from 2003 to 2004; Member of the Board of Directors of PT Ventures, SGPS, S.A. from 2002 to 2004; Project Leader and Consultant at Boston Consulting Group from 1998 to 2000; Analyst at McKinsey & Company from 1993 to 1996.

Committees

        PT Multimédia currently has an Audit Committee and a Compensation Committee. These committees are described below. PT Multimédia may create additional committees in the future, including committees to replace the Portugal Telecom committees from which it has benefited as a subsidiary of Portugal Telecom prior to the spin-off, such as a Corporate Governance Committee.

  Audit Committee

        In response to the recent changes in the Portuguese Commercial Companies Code relating to corporate governance, PT Multimédia's shareholders amended the by-laws at the General Meeting of Shareholders held on June 22, 2007 to create an audit committee consisting of three non-executive board members. For more information on the recent corporate governance changes, see "—Corporate Governance" below.

        The authority granted under Portuguese law to the Audit Committee includes, among other things, the authority to:

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  monitor the management of the company;

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  ensure compliance with the law and the company's by-laws;

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  verify the regularity of all books, accounting registers and supporting documents;

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  monitor the cash position and the inventories of any kind of assets or securities belonging to the company or received by it by way of guarantee, deposit or other means;

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  monitor the accuracy of the financial statements;

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  evaluate whether the accounting policies and valuation criteria adopted by the company lead to the correct statement of its results of operations and the correct valuation of its assets;

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  prepare an annual report on the supervision of the company and issue a statement of opinion on the annual report, accounts and proposals presented by management;

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  convene a general meeting of shareholders whenever the chairman of the board of the general meeting of shareholders is required to but fails to do so;

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  monitor the risk management system, the internal control system and the internal audit system, if any;

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  receive communications of irregularities presented by shareholders, company employees or others;

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  supervise the preparation and reporting of financial information;

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  propose to the general meeting of shareholders the appointment of the statutory auditor;

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  supervise the audit of the company's financial statements;

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  monitor the independence of the statutory auditor, particularly with respect to the provision of additional services;

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  engage the services of experts to assist in the exercise of its functions. The hiring and remuneration of experts must take into account the importance of the matters committed to their attention and the economic situation of the company; and

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  comply with all functions conferred upon it by law or by the articles of association.

        The Audit Committee holds meetings at least once every two months during each financial year at the time and place determined by its chairman, without prejudice of additional meetings being convened by the chairman or at request of any of its other members. The Audit Committee may not meet without the attendance of the majority of its members.

        Resolutions of the Audit Committee are adopted by the majority of votes cast, and the chairman has the deciding vote in the event of a tie. The resolutions adopted during the Audit Committee's meetings, as well as its members' voting statements, are recorded in the minutes.

  Compensation Committee

        PT Multimédia has a Compensation Committee whose members are elected directly by the shareholders and are not members of the Board of Directors. The committee determines the compensation of the members of the Board of Directors (including the members of the Audit Committee) and of the board of the General Meeting of Shareholders of PT Multimédia. The current members of the Compensation Committee are António Cândido Seruca de Carvalho Salgado, Luís Manuel Roque de Pinho Patrício and Agostinho do Nascimento Pereira de Miranda, all of whom were elected at the General Meeting of Shareholders held on June 22, 2007.

Statutory Auditor

        PT Multimédia has a statutory auditor, and one alternate auditor, elected by a majority of the votes cast at a general shareholders' meeting following a proposal of the Audit Committee of PT Multimédia. The statutory auditor's role is to verify the regularity of all books, accounting records and supporting documents; monitor the cash position and the inventories of any kind of assets or securities belonging to the company or received by it by way of guarantee, deposit or otherwise; monitor the accuracy of the financial statements; and evaluate whether the accounting policies and valuation criteria adopted by the company lead to the correct statement of its results of operations and the correct valuation of its assets. The current statutory auditor is Oliveira, Reis & Associados, SROC, Lda., represented by José Vieira dos Reis (permanent) and Fernando Marques Oliveira (alternate).

Compensation

        PT Multimédia seeks to align management interests with the company's and the shareholders' interests. The remuneration of PT Multimédia's directors, as determined by the Compensation Committee, takes into consideration the performance of the Board of Directors as a whole, the performance of PT Multimédia and benchmarks with other companies of a similar dimension and business.

        Although the compensation of non-executive directors includes only fixed compensation determined by the Compensation Committee, the compensation of executive directors includes both fixed compensation and variable compensation. The value of the fixed remuneration of the directors takes into account several aspects, including the time, effort, experience and skills used by the director at the service of the company. The determination of the variable component of compensation generally takes into consideration the analysis of three principle indicators: (a) consolidated revenues; (b) EBITDA (as defined by PT Multimédia) and EBITDA minus capital expenditures; and (c) variation of share prices on the regulated market Eurolist by Euronext Lisbon.

        In the year ended December 31, 2006, PT Multimédia paid aggregate compensation of €1.2 million to its directors and €0.7 million to its executive officers who were not directors. Of the total amount of compensation paid in 2006, €0.3 million paid to directors and €0.1 million paid to executive officers who were not directors was based on performance and the ability to reach certain pre-defined goals that contribute to PT Multimédia's overall performance and the increase of the market price of its shares. However, the compensation paid to PT Multimédia's directors and executive officers in 2006 is not necessarily indicative of what PT Multimédia's management may receive in the future, since some members of PT Multimédia's management in 2006 held positions at both Portugal Telecom and PT Multimédia and were compensated primarily by Portugal Telecom.

  Stock Option Plans

        PT Multimédia does not have any option plan or other share incentive system.

  Pension Plans

        PT Multimédia does not have any pension or early retirement plan. After the spin-off, PT Multimédia employees will cease to benefit from pension plans of Portugal Telecom.

Corporate Governance

  Portuguese Legal Framework

        The principal source of corporate governance standards in Portugal is the Portuguese Companies Code, which was enacted in 1987 and codified under the European Union directives on commercial law. The Portuguese Companies Code was subject to two major amendments during 2006 and 2007. An amendment on March 29, 2006 mainly related to corporate governance matters. On January 17, 2007, a second amendment covered issues such as share capital reductions and disclosure of financial information. The Portuguese Securities Code and related rules complement the corporate governance provisions set forth in the Portuguese Companies Code by, inter alia: (i) requiring immediate disclosure of material information as well as the disclosure of qualifying holdings and certain periodic information, including financial statements and an annual corporate governance report and (ii) by establishing criminal and administrative sanctions for the breach of the material disclosure obligations, in particular providing for a market manipulation crime (covering insider trading and market manipulation).

        In response to the heightened focus world-wide on corporate governance in recent years, CMVM amended its "Recommendations on Corporate Governance for Listed Companies", or the "Recommendations," and the "Regulation on Corporate Governance for Listed Companies", or Regulation 7/2001, in 2003, 2005 and 2006. The Recommendations govern matters involving shareholder powers, rights and meetings, management and the tasks of non-executive and independent board members, committees, internal control systems and disclosure, remuneration and equity compensation plans, and whistleblowing policies. Regulation 7/2001 governs matter involving board independence criteria, the mandatory requirements of the annual corporate governance report and of a listed company's website, as well as disclosure on equity compensation plans and transactions entered into by senior management. It is expected that during the second half of 2007, new amendments to the aforementioned recommendations and Regulation 7/2001 will be approved by CMVM.

        The Portuguese Companies Code is legally binding on any company with a registered office in Portugal. The Portuguese Companies Code establishes corporate governance standards with respect to the following:

  •
  shareholder pre-emptive rights, which are intended to protect shareholders and holders of securities convertible into shares against a decrease in equity value;

  •
  share capital formation and capital increases, including the mandatory verification by independent auditors of contributions in kind;

  •
  dividends, which are subject to mandatory minimum distributions of 50%, except in limited circumstances, including if a lower percentage is set forth in the articles of association;

  •
  shareholders' meetings, including minimum notice requirements, minority rights, voting by correspondence, and requirements that shareholders elect the chairman and other officials of the meeting, composed of independent members (in the case of major companies and issuers of securities traded on a regulated market, like PT Multimédia), empowered to convene and conduct the meetings;

  •
  annual reports of management to the shareholders' meeting;

  •
  shareholder access to information, including the right to ask questions to management and request information in general meetings and minority rights to request information regarding the company's performance;

  •
  shareholder rights to, in certain circumstances, request the judicial declaration of annulment or voiding of decisions made at a shareholders' meeting and the suspension of an illegal resolution, as well as to request the chairman of the board of the shareholders' meeting to suspend a meeting in progress;

  •
  management and supervisory structure, including three models of corporate governance with certain particularities applicable to issuers of securities traded on a regulated market, such as PT Multimédia, as follows:

  •
  the two-tier model, with a management body (the so-called executive management board) and a supervisory body (the so-called supervisory board, which shall have a chairman, who may not be the chairman of the executive management board, and a committee for financial matters);

  •
  the one-tier model, with the board of directors as a management body (which, unlike the management body in a two-tier model, may delegate day-to-day management to an executive committee, and its chairman may also be the chairman of the executive committee) and the statutory audit board as a supervisory body (which no longer includes the statutory auditor following the March 2006 revision of the Portuguese Companies Code); and

  •
  the "Anglo-Saxon" model, where the board of directors (the management body) includes an audit committee, which is a corporate body composed of non-executive directors with supervisory functions. In this model, the board may also delegate the day-to-day management to an executive committee, and its chairman may also be the chairman of the executive committee;

  •
  an audit function, which is carried out by a statutory auditor who is elected by shareholders following a proposal of the supervisory body and who is entitled to participate in board meetings; as mentioned above, after the March 2006 revision of the Portuguese Companies Code, the statutory auditing function (carried out by the statutory auditor) was separated from the supervision of management (carried out by the supervisory body);

  •
  appointment of members of the management and supervisory bodies by a shareholders' meeting and appointment of the statutory auditor by a shareholders' meeting, as mentioned above, following a proposal of the supervisory body;

  •
  strengthening of supervisory functions by providing rules as to the membership of the supervisory bodies (by requiring that the committee for financial matters, the statutory board and the audit committee of a company that has issued shares on a regulated market to be composed of a majority of independent members of which at least one member must be a financial expert, as such term is defined by law) and broadening the scope of the supervisory powers (by adding powers on matters such as whistleblowing systems, oversight of the work and independence of the statutory auditor and making proposals on the selection and confirmation of the statutory auditor);

  •
  conflicts of interest, including a requirement that board members make their share transactions and significant shareholdings public and that they recuse themselves from participating and voting in any matters in which they have a personal interest;

  •
  fiduciary duties of board members to shareholders and the company; and

  •
  compensation of members of the board of directors.

  Recent Corporate Governance Changes

        The amendment to the Portuguese Commercial Companies Code described in the preceding section required companies to modify their corporate governance and supervision structures by June 30, 2007. At the General Meeting of Shareholders held on June 22, 2007, the shareholders of PT Multimédia approved several amendments to PT Multimédia's by-laws in order to adopt the corporate governance model described above. As a result, a new Audit Committee was created and a new statutory auditor was elected. New members of the Compensation Committee were also elected at that meeting.

        In addition, to comply with the recent amendments to the Portuguese Commercial Companies Code, the shareholders amended PT Multimédia's by-laws to modify provisions relating to the exercise of votes by correspondence and by email, the right of shareholders to information and vacancies on the Board of Directors.

  Corporate Governance Oversight

        The CMVM recommends that companies form committees at the supervisory board level to evaluate corporate governance structures and practices.

        PT Multimédia has benefited from the Corporate Governance Committee created by Portugal Telecom in July 2004. This committee was responsible for evaluating PT Multimédia's corporate governance principles and advising the PT Multimédia's Board of Directors on rules of conduct and corporate governance practices, including advising the board of directors of PT Multimédia as to the company's management structure and its relationships with shareholders and the market in order to prevent conflicts of interest and ensure the flow of information. The Corporate Governance Committee also monitors compliance with the Code of Ethics adopted by PT Multimédia. PT Multimédia expects to follow best practices for corporate governance and may in the future explore its own Corporate Governance Committee.

  Disclosure

        Under Portuguese law, the executive management and board of directors are required to disclose either that they are in compliance with the recommendations set forth by the CMVM or which recommendations they have not followed and provide reasons therefor. This disclosure is located in PT Multimédia's Corporate Governance Report included in PT Multimédia's annual reports.

  Code of Business Conduct and Ethics

        Although the CMVM recommends that companies adopt a code of business ethics, under Portuguese law, there is no requirement for PT Multimédia to adopt, and post on its website, a code of business conduct and ethics for its directors, officers and employees. However, PT Multimédia expects to follow the general code of ethics adopted by Portugal Telecom, as well as the separate code of ethics for financial officers adopted by Portugal Telecom in December 2004.

  Shareholder Approval of Equity Compensation Plans

        Portuguese law establishes that equity compensation plans shall be approved by shareholders. The CMVM recommends that the proposal submitted to the shareholders' meeting concerning the approval of plans for the allotment of shares and/or regarding options for the acquisition of shares for members of the administrative body and/or employees must include all details necessary for a correct evaluation of the equity compensation plan. The full text of the equity compensation plan, if available, must be attached to the proposal.

  Composition of Board of Directors and Independence

        Portuguese law does not explicitly require that the members of management or board of directors of a Portuguese company be independent, but it does establish a number of principles of independence for board members which, in case of non-compliance, shall be disclosed. These principles are designed to strengthen independence, to avoid conflicts of interest and to establish procedures and standards for related-party transactions.

        In PT Multimédia's case, the function of the chairman of its board of directors is currently independent from the function of its Chief Executive Officer. See "—Board of Directors and Executive Committee," and "—Executive Officers."

        In accordance with the criterion provided in the Regulation No. 7/2001 of the CMVM, as amended by CMVM Regulation No. 11/2003, by CMVM Regulation No. 10/2005 and by Regulation No. 3/2006, a non-executive board member is not considered independent if he is associated with specific groups of interest in the corporation or if he is somehow susceptible to having his analysis and impartiality affected. Non-executive administrators in this category are namely those who:

  •
  are members of the board of directors of a corporation that controls the company, as per the terms of the Portuguese Securities Code;

  •
  are the owners, have management functions, have any contractual tie or act on behalf of or on the account of owners of shares who are classified as holders of qualifying shareholdings greater than or equal to 10% of the share capital or voting rights in the Company, or of a similar percentage in a corporation that controls the company, as per the terms of the Portuguese Securities Code;

  •
  are the owners, have management functions, have any contractual tie or act on behalf of or on the account of owners of shares classified as holders of qualifying shareholdings greater than or equal to 10% of the share capital or voting rights in a competitor company;

  •
  earn any compensation, even if suspended, from the company or from other companies in a control or group relationship with the company, except compensation for the exercise of management functions;

  •
  have a significant business relationship with the company or with a company in a control or group relationship with the company, whether directly or by any proxy. A significant business relationship shall be understood to mean that of an important supplier of services or goods, a major client or organizations receiving significant contributions from the company or from its controlling entity;

  •
  are married, relatives and kin in a straight line to the third degree of family relationships to any person falling under the previous paragraphs.

In addition to the circumstances mentioned above, under the regulations, the board of directors must also evaluate, with a reasonable basis, the independence of its members in light of other specific circumstances that may be applicable, such as other types of associations with groups with a specific interest.

        In light of the specific criteria above, the following board members of PT Multimédia are considered independent: Daniel Proença de Carvalho, Luis João Bordallo da Silva, Vitor Fernando da Conceição Gonçalves, José António de Melo Pinto Ribeiro and Nuno João Francisco Soares de Oliveira Silvério Marques.

        In response to the recent changes in the Portuguese Commercial Companies Code relating to corporate governance, PT Multimédia's shareholders amended the by-laws at the General Meeting of Shareholders held on June 22, 2007 to create the Audit Committee described above under "—Committees—Audit Committee." In accordance with the criteria provided in the Portuguese Commercial Companies Code, all of the following members of the Audit Committee are independent: Vitor Fernando da Conceição Gonçalves, José António de Melo Pinto Ribeiro and Nuno João Francisco Soares de Oliveira Silvério Marques.

        Under the Portuguese Companies Code, independent members of the Audit Committee are those persons who are not associated with a group with specific interests in the company and are not likely to affect their impartiality when analyzing or making decisions. In particular, independent members may not (1) be holders or act on behalf of the holder of qualifying share holdings equal to or greater than 2% of the share capital of the company or (2) have been re-elected for more than two terms of office on a continuous or interrupted basis.

        Certain of the members of PT Multimédia's board of directors are affiliated with our significant shareholders. Manuel Fernando Moniz Espírito Santo Silva is a director of Banco Espírito Santo S.A. and António Domingues is a director of Banco BPI, S.A.

Certain Transactions

        In August 2005, PT Multimédia sold Lusomundo Serviços, SGPS, S.A., including 80.91% of Lusomundo Media, SGPS, S.A., to Olivedesportos—Publicidade, Televisão e Media, S.A., a corporation wholly owned by Controlinveste, SGPS, S.A., which in turn is controlled by the former board member of PT Multimédia, Joaquim Francisco Alves Ferreira de Oliveira.

        The transaction valued 100% of the capital and debts of Lusomundo Serviços, SGPS, S.A. at €300.4 million, assuming the ownership of 100% of all participated companies. Aiming at simplifying the process, Portugal Telecom had previously sold shares of its 5.94% equity participation in Lusomundo Media, SGPS, S.A. The amount PT Multimédia received from Controlinveste, SGPS, S.A. reached €173.8 million, from which €10.1 million was used to purchase shares of the 5.94% equity participation.

        PT Multimédia regularly enters into arm's-length financial transactions and agreements with credit institutions that are the holders of significant participations in its share capital.

        In addition, PT Multimédia is a shareholder of Sport TV Portugal, S.A. of which PPTV, Publicidade de Portugal e Televisão, S.A. ("PPTV") is also a shareholder—of which, the former board member of PT Multimédia, Joaquim Francisco Alves Ferreira de Oliveira, is a shareholder and board member. PT Multimédia regularly purchases rights to broadcast sporting events from PPTV and has not entered into other businesses with PPTV considered significant in economic terms for any of the parties involved.

        The Board of Directors of PT Multimédia is generally elected at a general meeting of shareholders from a slate proposed by certain of PT Multimédia's major shareholders in accordance with Portuguese law and practice. The proposal for the members of the Board of Directors elected in April 2007 was submitted by Portugal Telecom and Banco Espírito Santo, S.A. The proposal to elect Daniel Proença de Carvalho as Chairman of the Board of Directors in June 2007 was submitted by Caixa Geral de Depósitos, S.A., Banco Espírito Santo, S.A. and BPI Pensões, representing the pension fund of Banco BPI.

SECURITY OWNERSHIP BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT

        The following table sets forth the number of PT Multimédia ordinary shares beneficially owned by each person known by Portugal Telecom to be the beneficial owners of more than 2% of the outstanding ordinary shares of PT Multimédia as of the date hereof. The table also shows the number of PT Multimédia ordinary shares that are expected to be beneficially owned immediately after the spin-off by each such person, assuming that each person below does not buy or sell any additional shares of PT Multimédia or Portugal Telecom prior to the record date. In the case of shareholders of Portugal Telecom who will receive PT Multimédia shares in the spin-off, the table reflects our best estimate of the withholding tax rate applicable to that shareholder, but this is not a guarantee of the number of shares these shareholders will receive in the spin-off.

		Before the Spin-Off		After the Spin-Off
Name	Address	PT Multimédia Ordinary Shares	% PT Multimédia Ordinary Shares	PT Multimédia Ordinary Shares		% PT Multimédia Ordinary Shares
		(in thousands, except percentages)
Caixa Geral de Depósitos, S.A. and affiliates	Avenida João XXI, 63 1000-300 Lisbon	34,816	11.3%	46,479	(1)	15.0%
Banco Espírito Santo, S.A. and affiliates	Avenida da Liberdade, 195, 15° 1250-142 Lisbon	21,522	7.0%	37,599	(1)	12.2%
Portugal Telecom	Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon	180,610	58.4%		(2)	<7%
Telefónica, S.A. and affiliates	Gran Via 28 28013, Madrid	—	—	16,832	(1)	5.4%
Banco Português de Investimento, S.A. and affiliates	Largo Jean Monnet, 1 - 8° 1269-067 Lisbon	15,954	5.2%	15,954		5.2%
Cinveste, SGPS, S.A.	Avenida da República, 1665-1665 A 2775-275 Parede, Portugal	15,505	5.0%	15,505		5.0%
Brandes Investments Partners L.P.	11988 El Camino Real #500 San Diego, CA 92191-9048	—	—	14,943	(1)	4.8%
Joaquim Oliveira and affiliates(3)	Rua Abranches Ferrão, n° 10, 12° 1600-001 Lisbon	11,638	3.8%	14,777	(1)	4.8%
Ongoing Strategy Investments, SGPS, S.A. and affiliates	Avenida Eng. Duarte Pacheco Amoreiras Torre 2, 3rd Floor 1070-102 Lisbon	—	—	10,635	(1)	3.4%
Cofina, SGPS, S.A.	Avenida João Crisóstomo, n°72, 5° 1069-043 Lisbon	6,883	2.2%	6,883		2.2%

(1)
Includes PT Multimédia ordinary shares received by each such person as a shareholder of Portugal Telecom.

(2)
Immediately after the spin-off, Portugal Telecom will retain PT Multimédia ordinary shares having an aggregate market value approximately equal to the total amount of cash deposited by Portugal Telecom to enable financial intermediaries to fulfill their withholding tax obligations in connection with the spin-off and the total amount of cash paid in lieu of fractional shares. Based on our estimates of the withholding tax rates of our shareholders, we expect that we will withhold approximately 7% of the PT Multimédia ordinary shares due to the application of withholding tax.

(3)
Includes shares held by Controlinveste Comunicações, SGPS, S.A. Controlinveste Comunicações is controlled by Olivedesportos—Publicidade, Televisão e Media, S.A., which in turn is controlled by Sportinveste, SGPS, S.A., which in turn is controlled by Controlinveste, SGPS, S.A., which in turn is controlled by Mr Joaquim Francisco Alves Ferreira de Oliveira.

        The following table sets forth the number of PT Multimédia ordinary shares beneficially owned by each of the Portugal Telecom directors and executive officers as of the date hereof, as well as the number of PT Multimédia ordinary shares that are expected to be beneficially owned immediately after the spin-off by each such person.

	Before the Spin-Off		After the Spin-Off
Name	PT Multimédia Ordinary Shares	% PT Multimédia Ordinary Shares	PT Multimédia Ordinary Shares	% PT Multimédia Ordinary Shares
Daniel Proença de Carvalho	—	—	—	—
Rodrigo Jorge de Araújo Costa	—	—	—	—
José Pedro Pereira da Costa	—	—	21	(1)
Luís Miguel Gonçalves Lopes	—	—	5	(1)
Duarte Maria de Almeida Vasconcelos e Calheiros	—	—	—	—
Manuel Fernando Moniz Galvão Espirito Santo Silva	—	—	—	—
António Domingues	—	—	—	—
José Pedro Sousa de Alenquer	—	—	—	—
Luis João Bordallo da Silva	—	—	—	—
Vitor Fernando da Conceição Gonçalves	128	(1)	128	(1)
José António de Melo Pinto Ribeiro	—	—	—	—
Nuno João Francisco Soares de Oliveira Silvério Marques	—	—	—	—
Total	128		154

(1)
Less than 0.01%.

        None of PT Multimédia's other executive officers holds more than one percent of PT Multimédia's ordinary shares.

DESCRIPTION OF PT MULTIMÉDIA ORDINARY SHARES

General

        PT Multimédia is a limited liability holding company, organized as a sociedade gestora de participações sociais under the laws of the Republic of Portugal. PT Multimédia is registered in the Portuguese commercial registry under the entry number 8357 with the sole corporate purpose of holding participations in other companies as an indirect form of carrying out economic activities. Its head office is located at Avenida 5 de Outubro, No. 208, Lisboa, Portugal.

Share Buyback Program

        In 2004, PT Multimédia established a share buyback program, which included the issuance of put warrants for PT Multimédia ordinary shares. This program allowed shareholders who held 10 put warrants to sell one PT Multimédia share at a price of €21.50 per share in the case of physical settlement of the put warrants. Alternatively, shareholders could choose financial settlement of the put warrants and receive an amount in cash determined under the final terms and conditions approved by PT Multimédia. In March 2005, Portugal Telecom opted for the financial settlement of 90,304,850 (before the share split by PT Multimédia in 2005) put warrants for PT Multimédia ordinary shares. Under the final terms and conditions that were later on approved by PT Multimédia's board of directors, Portugal Telecom received a unit value of €0.307 per put warrant.

        At the annual general meeting of shareholders of PT Multimédia held on April 24, 2007, PT Multimédia's shareholders approved a share buyback program pursuant to which PT Multimédia's board of directors has the authority to cause it to purchase up to 10% of its share capital, net of any dispositions of shares acquired, for a period of up to 18 months. No shares have been purchased or are expected to be purchased prior to the spin-off effective date.

Share Capital

        PT Multimédia's share capital is currently €3,090,968.28, fully paid up and represented by 309,096,828 shares, par value €0.01 each. PT Multimédia may issue non-voting preferred shares up to 50% of its corporate capital.

        With the approval of the Audit Committee, the board of directors may increase the share capital of PT Multimédia on one or more occasions, up to a maximum of €20,000,000 in cash contributions. Certain terms of the share capital increase, such as the maximum amount of the share capital increase, the class of shares to be issued and whether any limitations will be imposed on the subscription rights of shareholders, must be approved by the shareholders at a general meeting.

        Shareholders who are, either directly or indirectly, engaged in an activity which competes with an activity being performed by companies in a controlling/controlled relationship with PT Multimédia may not hold more than 10% of the company's ordinary shares without first having received permission from the general meeting. The provision of public telecommunications services or network capacity, media, interactive or non-interactive content and electronic commerce are considered competing activities. Entities which have, either directly or indirectly, a holding of at least 10% of the share capital of a company engaged in any of the activities above, or in which an identical percentage is held by another entity, are considered to be indirectly engaged in a competing activity.

        The following ordinary shares may be redeemed, at their nominal or respective market value, if lower, and without the need for the consent of their respective holders: (i) those held without the prior authorization of the general meeting by a shareholder who is engaged in a competing activity and when such shares exceed the amount of 10% of the share capital; (ii) those held without the prior authorization of the general meeting by entities whose shares, pursuant to the terms of the Portuguese Securities Code, would be considered, in the case of a public take-over bid, to belong to a shareholder who is engaged in a competing activity and when such shares exceed the amount of 10% of the share capital, with the redemption being proportional to the number of shares held by each of the entities in question. In that case, PT Multimédia must compensate the shareholder for the lesser of the nominal value of the canceled ordinary shares or their market value. The consideration payable to the holders of the redeemed shares shall be paid after they have certified that the shares are no longer recorded in the respective book-entry securities accounts and shall be paid in a lump sum or be deferred over a period of no more than two years from the date of redemption. The board of directors shall notify the respective shareholders that their shares shall be redeemed, within a maximum period of thirty days from the resolution to redeem the shares adopted at the general meeting.

        However, within five days of receipt of notice of such a decision by the shareholders' meeting, a shareholder may request the permission of the board to reduce the number of ordinary shares held to 10% or less of PT Multimédia's share capital by sale or other disposition of the excess ordinary shares within 30 days. By making such request, such shareholder renounces, pending the conclusion of such sale or disposition, all voting and pre-emptive subscription rights connected to the excess ordinary shares.

        Before June 2007, shareholders who were deemed competitors under the terms described above could not hold more than 5% of the company's ordinary shares without first having received permission from the general meeting. The definition of competitor and the provisions in the by-laws concerning the redemption of the shares held above such ownership limit were identical to the current terms, but the relevant limits were 5%, as opposed to the current limit of 10%.

        In addition, before June 2007, under PT Multimédia's by-laws, votes issued by a shareholder above 5% of the voting rights corresponding to the share capital were not counted.

        However, in an effort to create conditions for a new and stable shareholder base in PT Multimédia after the spin-off, at the General Meeting of Shareholders held on June 20, 2007, the shareholders of PT Multimédia amended the company's by-laws in order to increase the limit of ownership of shares by a competitor of PT Multimédia to 10% of the share capital and to increase the limit to the counting of votes issued by a shareholder to 10% of the voting rights corresponding to the share capital.

Voting Rights

        Shareholders are entitled to one vote per each 400 shares held, and shareholders having less than such number of shares may form a group so that, jointly and arranging to be represented by one of the group's members, they make up the number of shares required to exercise voting rights. Matters are decided at a shareholders' meeting by a simple majority of votes. However, resolutions for the amendment of the articles of association, reorganization, dissolution or merger of PT Multimédia and certain other matters mandated by Portuguese law require the approval of two-thirds of votes cast at a shareholders' meeting, as described below.

        Under the Portuguese Companies Code, a company may not vote its treasury shares. Treasury shares will not be counted towards a quorum or for purposes of determining a majority of votes cast. The purchase by PT Multimédia of its own shares generally must be approved by its shareholders in accordance with the articles of association. Under Portuguese law, a Portuguese company may not, except under certain limited circumstances, purchase more than 10% of its nominal share capital as treasury shares. Currently, PT Multimédia has no treasury shares.

        For information on the exercise of voting rights at PT Multimédia's shareholders' meetings, see "—Shareholders' Meetings" below.

Pre-Emptive Rights

        Upon the issuance of additional ordinary shares by PT Multimédia for cash, all holders of ordinary shares have a right to subscribe proportionately for such shares. The pre-emptive rights of shareholders to subscribe for shares are freely transferable.

Liquidation Rights

        The ordinary shares have pro rata rights to share in PT Multimédia's assets upon its liquidation.

Changes in Shareholders' Rights

        The rights of holders of PT Multimédia ordinary shares may only be changed by a shareholder resolution amending the articles of association. Resolutions for the amendment of the articles of association require the approval of two-thirds of votes cast at a shareholders' meeting, as described below.

Shareholders' Meetings

        General meetings shall be held at least once per year before the end of May and whenever a request for the convening thereof is submitted to its respective chairman by the board of directors or Audit Committee or by shareholders representing at least 5% of the share capital. Shareholders' meetings may be held at PT Multimédia's principal office or, when the principal office does not have satisfactory conditions for the meeting, at another location in Portugal. The general meeting shall be convened with a minimum advance notice of thirty days with a precise indication of the issues to be dealt with by means of a publication of a notice on the Ministry of Justice's website (http://publicacoes.mj.pt), the CMVM's website (www.cmvm.pt) and PT Multimédia's website (www.pt-multimedia.pt). In most matters, general meetings may resolve by the majority of the votes cast regardless of the number of shareholders that are present on a first or second call. However, in certain matters, such as amendments to the by-laws, reorganization, dissolution, merger and share capital increases, a quorum of not less than one-third of the share capital entitled to vote must be present or represented for the meeting to resolve on those matters and resolutions on these matters may only be approved on a first call by a majority of two-thirds of the votes cast. If the quorum requirement is not met at the first meeting, then those matters may be approved on a later day at a second call of such meeting, regardless of the number of shareholders present or represented, but only provided that such resolutions are approved by (i) a two-thirds majority of the votes cast at the meeting or (ii) a simple majority of the votes cast if at least one half of the share capital is present or represented.

Transfer of Ordinary Shares, Limitations on Shareholdings

        There are no restrictions on the transferability of the ordinary shares, other than certain limitations on ownership.

        PT Multimédia's articles of association contain limitations on ownership, as well as mechanisms that may prevent a change in control of PT Multimédia. The articles of association provide that shareholders who are, either directly or indirectly, engaged in an activity which competes with an activity being performed by companies in a controlling/controlled relationship with PT Multimédia may not hold more than 10% of the company's ordinary shares without first having received permission from the general meeting. The provision of public telecommunications services or network capacity, media, interactive or non-interactive content and electronic commerce are considered competing activities. Entities which have, either directly or indirectly, a holding of at least 10% of the share capital of a company engaged in any of the activities above, or in which an identical percentage is held by another entity, are considered to be indirectly engaged in a competing activity.

        The following ordinary shares may be redeemed, at their nominal or respective market value, if lower, and without the need for the consent of their respective holders: (i) those held without the prior authorization of the general meeting by a shareholder who is engaged in a competing activity and when such shares exceed the amount of 10% of the share capital; (ii) those held without the prior authorization of the general meeting by entities whose shares, pursuant to the terms of the Portuguese Securities Code, would be considered, in the case of a public take-over bid, to belong to a shareholder who is engaged in a competing activity and when such shares exceed the amount of 10% of the share capital, with the redemption being proportional to the number of shares held by each of the entities in question. In that case, PT Multimédia must compensate the shareholder for the lesser of the nominal value of the canceled ordinary shares or their market value. The consideration payable to the holders of the redeemed shares shall be paid after they have certified that the shares are no longer recorded in the respective book-entry securities accounts and shall be paid in a lump sum or be deferred over a period of no more than two years from the date of redemption. The board of directors shall notify the respective shareholders that their shares shall be redeemed, within a maximum period of thirty days from the resolution to redeem the shares adopted at the general meeting.

        However, within five days of receipt of notice of such a decision by the shareholders' meeting, a shareholder may request the permission of the board to reduce the number of ordinary shares held to 10% or less of PT Multimédia's share capital by sale or other disposition of the excess ordinary shares within 30 days. By making such request, such shareholder renounces, pending the conclusion of such sale or disposition, all voting and pre-emptive subscription rights connected to the excess ordinary shares.

        Holders of PTM ADSs will be treated as holders of PT Multimédia ordinary shares represented by the ADS under these provisions.

        There are no restrictions under Portuguese law with regard to the percentage of shares that a non-Portuguese resident may own in PT Multimédia.

Change of Control Provisions

        The articles of association contain limitations on ownership, as well as mechanisms that may prevent a change in control of PT Multimédia. Under the articles of association, the voting rights exercised by a single shareholder are limited to a maximum of 10% of PT Multimédia's share capital. As a result, no single shareholder can exercise voting rights, in his own name or on behalf of other shareholders, representing more than 10% of PT Multimédia's share capital. The articles of association also provide that no shareholder performing, directly or indirectly, an activity which competes with any of PT Multimédia's activities may hold or control ordinary shares representing in the aggregate more than 10% of PT Multimédia's share capital, without the authorization of a shareholders' meeting.

Disclosure of Shareholdings

        The articles of association do not require shareholders to disclose their shareholdings. However, under the Portuguese Securities Code, any person making a purchase or sale of shares that results in that person either owning or no longer owning at least 2%, 5%, 10%, 20%, 1/3, 1/2, 2/3 or 90% of PT Multimédia's voting rights must notify PT Multimédia, the managing entity of the regulated market Eurolist by Euronext Lisbon and the CMVM within three calendar days.

Rights of Minority Shareholders to Receive Fair Consideration

        Portuguese law provides for the payment of fair consideration to minority shareholders for their shares under certain circumstances. For example, if a shareholder's interest in PT Multimédia were to exceed one-third or one-half of the voting rights of PT Multimédia, the shareholder would have to launch a mandatory tender offer, for consideration, for all the shares and other securities issued by PT

Multimédia that grant the right to their subscription or acquisition. However, the launching of a tender offer would not be required if such shareholder were to exceed the threshold of one-third of the voting rights but were able to prove to the CMVM that it neither had control of PT Multimédia nor was involved with PT Multimédia in a group relationship.

        In addition, any person who, following a tender offer for the securities of a public company, achieves or exceeds 90% of the voting rights of the company and 90% of the voting rights covered by the tender offer, may acquire the remaining shares of the company for fair consideration in the succeeding three months.

        The Portuguese Securities Code also provides that, following a tender offer for the securities of a public company in which an offeror acquires at least 90% of the voting rights of the company and 90% of the voting rights covered by the tender offer, the remaining shareholders may sell their shares to the controlling shareholder within the succeeding three months. If a shareholder wishes to exercise this right, the shareholder must send a written invitation to the controlling shareholder to make a proposal within eight days to acquire its shares. In the event that the controlling shareholder does not make the above-described proposal in time or the proposal is not considered satisfactory, the remaining shareholders may submit to the CMVM a declaration of the compulsory sale of their shares for fair consideration.

        The fair consideration required in the situations described above may not be less than the highest of (1) the highest price paid by the offeror or related parties for the acquisition of securities of the same class in the six months immediately prior to the beginning of the relevant transaction and (2) the average price of these securities on a regulated market during the same period.

Certain Provisions with Respect to Board Members

        Agreements between PT Multimédia and its directors must be authorized by a resolution of the board of directors and a favorable opinion of the Audit Committee. PT Multimédia's directors are not permitted to vote on resolutions relating to agreements in which they are materially interested or with respect to which they have a conflict of interest. PT Multimédia's directors do not have the power to vote their compensation, which is determined by the Compensation Committee. PT Multimédia's directors may not receive loans from PT Multimédia, except that directors may receive one month of compensation in advance. There are no age-limit requirements for the retirement of board members. No minimum shareholding is required for qualification as a member of the board.

DESCRIPTION OF PT MULTIMÉDIA AMERICAN DEPOSITARY SHARES

        The Bank of New York, as Depositary, will register and deliver the PTM ADSs. Each PTM ADS will represent one ordinary share (or the right to receive one ordinary share) deposited in the Lisbon, Portugal office of Banco Espírito Santo, the custodian for the Depositary. Each PTM ADS will also represent any other securities, cash or other property which may be held by the Depositary. The Bank of New York's principal executive office is located at One Wall Street, New York, New York 10286. The Depositary's corporate trust office at which the PTM ADSs will be administered is located at 101 Barclay Street, New York, New York 10286, United States.

        You may hold PTM ADSs either directly by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs registered in your name, or indirectly through your broker or other financial institution. If you hold PTM ADSs directly, you are a PTM ADS holder. This description assumes you hold your PTM ADSs directly. If you hold the PTM ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of PTM ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        As a PTM ADS holder, PT Multimédia will not treat you as one of PT Multimédia's shareholders and you will not have shareholder rights. Portuguese law governs shareholder rights. The Depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among PT Multimédia, the Depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the Depositary. New York law governs the deposit agreement and the form of American Depositary Receipt.

        The following is a summary of the material provisions of the agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the ADS. A form of the deposit agreement has been filed as an exhibit to a registration statement on Form F-6 filed by PT Multimédia and may be obtained from the SEC's Internet website or at its address indicated in "Available Information." You may also obtain a copy of the deposit agreement by contacting the Depositary at the address above or the telephone number set forth under "The Spin-Off—Additional Questions" or by contacting PT Multimédia at the address or phone number set forth in "Available Information."

Dividends and Other Distributions

How will you receive dividends and other distributions on the ordinary shares?

        The Bank of New York has agreed to pay to you the cash dividends or other distributions it or Banco Espírito Santo receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your PTM ADSs represent.

Cash

        The Bank of New York will convert any cash dividend or other cash distribution PT Multimédia pays on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any governmental approval is needed and cannot be obtained, the deposit agreement allows the Depositary to distribute the foreign currency only to those PTM ADS holders to whom it is possible to do so. It will not invest the foreign currency and it will not be liable for any interest.

        Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. See "The Spin-Off—Tax Considerations—Portuguese Tax Considerations." It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the foreign currency, the PTM ADS holder may lose some or all of the value of the distribution.

Shares

        The Bank of New York may distribute new PTM ADSs representing any ordinary shares PT Multimédia distributes as a dividend or free distribution, and it will hold the foreign currency it cannot convert for the account of the PTM ADS holders who have not been paid. The Bank of New York will only distribute whole PTM ADSs. It will sell the PT Multimédia ordinary shares which would require it to issue fractional PTM ADS and distribute the net proceeds in the same way as it does with cash. If The Bank of New York does not distribute additional PTM ADSs, each PTM ADS will also represent the new ordinary shares.

Rights to Receive Additional Shares

        If PT Multimédia offers holders of PT Multimédia ordinary shares any rights to subscribe for additional ordinary shares or any other rights, The Bank of New York may make these rights available to PTM ADS holders. If the Depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the Depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The Depositary will allow rights that are not distributed or sold to lapse. In that case, the PTM ADS holders will receive no value for them.

        If the Depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The Depositary will then deposit the shares and deliver PTM ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

        U.S. securities laws may restrict transfers and cancellation of the PTM ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these PTM ADSs freely in the United States. In this case, the Depositary may deliver restricted Depositary shares that have the same terms as the PTM ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions

        The Bank of New York will send to PTM ADS holders anything else PT Multimédia distributes on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York has a choice. It may decide to sell what PT Multimédia distributed and distribute the net proceeds in the same way as it does with cash. Or, it may decide to hold what PT Multimédia distributed, in which case PTM ADSs will also represent the newly distributed property.

        The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any PTM ADS holders. PT Multimédia has no obligation to register PTM ADSs, PT Multimédia ordinary shares, rights or other securities under the Securities Act. PT Multimédia also has no obligation to take any other action to permit the distribution of PTM ADSs, PT Multimédia ordinary shares, rights or anything else to PTM ADS holders. This means that PTM ADS holders may not receive the distributions PT Multimédia makes on its ordinary shares or any value for them if it is illegal or impractical for PT Multimédia to make them available to PTM ADS holders.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

        The Bank of New York will issue PTM ADSs if the holder of PT Multimédia ordinary shares or its broker deposit ordinary shares or evidence of rights to receive ordinary shares by electronic transfer to the Lisbon, Portugal office of the custodian, Banco Espirito Santo. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes, stock transfer taxes or fees, The Bank of New York will register the appropriate number of PTM ADSs in the names the holder of PT Multimédia ordinary shares requests and will deliver the PTM ADSs to or upon the order of the person or persons that made the deposit.

Can ADS holders withdraw the deposited securities?

        The PTM ADS holder may surrender its PTM ADSs at The Bank of New York's corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver the underlying PT Multimédia ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate either by electronic transfer or by other means approved by PT Multimédia in accordance with Portuguese law. The Bank of New York may require the PTM ADS holder to order that dividends and other distributions with respect to deposited securities be delivered at its office in New York. At the PTM ADS holder's request, risk and expense, The Bank of New York will deliver any cash or other property (other than rights) and certificates for the underlying shares or other deposited securities at its corporate trust office.

Voting Rights

How do PTM ADS Holders Vote?

        PTM ADS holders may instruct The Bank of New York to vote the ordinary shares underlying such holder's PTM ADSs. The Bank of New York will notify such holder of upcoming votes and arrange to deliver PT Multimédia voting materials to such holder. The materials will (1) describe the matters to be voted on and (2) explain how the PTM ADS holder, on a certain date, may instruct The Bank of New York to vote the ordinary shares or other deposited securities underlying such holder's PTM ADSs as he or she directs. For instructions to be valid, The Bank of New York must receive them on or before the date specified. Otherwise, you won't be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

        The Bank of New York will try, as far as practical, subject to the law of Portugal and the provisions of PT Multimédia's articles of association, to vote or to have its agents vote (or to grant a discretionary proxy to a person designated by PT Multimédia to vote) the PT Multimédia ordinary shares or other deposited securities as the PTM ADS holder instructs. The Bank of New York will only vote or attempt to vote as the PTM ADS holder instructs, except that, in most cases, if such holder does not give instructions to The Bank of New York, they may vote or have their agents vote the PT Multimédia ordinary shares or other deposited securities in favor of proposals supported by the PT Multimédia board of directors, or, when practicable and permitted, give a discretionary proxy to a person designated by PT Multimédia; provided, that no such favorable vote or discretionary proxy shall be given with respect to any proposal as to which PT Multimédia informs the Depositary (and PT Multimédia agrees to provide such information promptly in writing) that (x) PT Multimédia does not wish such proxy given, (y) substantial opposition, as determined by PT Multimédia in its sole discretion, exists with respect to such proposal or (z) such proposal would, as determined by PT Multimédia in its sole discretion, materially and adversely affect the rights of owners. The Bank of New York can vote, or to have its agents vote, the PTM ADSs by aggregating in blocks of 400 PTM ADSs, or such other number equal to the number of PT Multimédia ordinary shares specified by PT Multimédia in writing to The Bank of New York from time to time to correspond to one vote.

        PT Multimédia cannot assure its PTM ADS holders that they will receive the voting materials in time to ensure that they can instruct The Bank of New York to vote their PT Multimédia ordinary shares or other deposited securities. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that PTM ADS holders may not be able to exercise their right to vote and there may be nothing such holders can do if their PT Multimédia ordinary shares or other deposited securities are not voted as such holders requested.

        Under the deposit agreement, PT Multimédia agrees, without increasing its obligations or potential liability to the owners or beneficial owners of PTM ADRs, to provide notice, to the extent practicable, of any meeting of holders of PT Multimédia ordinary shares or other deposited securities to the Depositary sufficiently in advance of such meeting in order to enable the Depositary or its nominee to vote or cause to be voted any such shares or deposited securities in accordance with the terms of the deposit agreement.

Limitations on Voting More than 10% of PT Multimédia Ordinary Shares

        Under Portuguese law and PT Multimédia's articles of association, no single PT Multimédia shareholder (other than the Portuguese State and certain entities owned by the Portuguese State) can exercise voting rights, in his or her own name or on behalf of other PT Multimédia shareholders, representing more than 10% of PT Multimédia's share capital. Holders of PTM ADSs will be treated as holders of PT Multimédia ordinary shares for purposes of determining the applicability of the 10% limitation on voting rights. Voting instructions of an individual PTM ADS holder will not be accepted by The Bank of New York to the extent that such votes exceed the 10% limitation. In addition, PT Multimédia will not accept voting instructions of a PTM ADS holder as votes of PT Multimédia ordinary shares to the extent that such votes, together with any other votes cast by such PTM ADS holder as a holder of PT Multimédia ordinary shares, exceed the 10% limitation on voting rights.

Fees and Expenses

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.02 (or less) per ADS	•	Any cash distribution to you
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS holders
$.02 (or less) per ADSs per annum	•	Depositary services
Registration or transfer fees	•	Transfer and registration of shares on PT Multimédia's share register to or from the name of the Depositary or its agent when you deposit or withdraw shares
Expenses of the Depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	•	Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	•	As necessary

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The Depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If PT Multimédia:		Then:
•	Changes the nominal or par value of PT Multimédia's shares	The securities received by the Depositary will become deposited securities. Each ADS will
•	Reclassifies, splits up or consolidates any of the deposited securities	automatically represent its equal share of the new deposited securities.
•	Distributes securities on the shares that are not	The Depositary may, and will if PT Multimédia
	distributed to you	asks it to, received. It may also deliver new
ADRs or ask you to surrender your outstanding
•	Recapitalizes, reorganizes, merges, liquidates, sells all or substantially all of PT Multimédia's assets, or takes any similar action	ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

        PT Multimédia may agree with the Depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the Depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

        The Depositary will terminate the deposit agreement at PT Multimédia's direction by mailing notice of termination to the ADS holders then outstanding at least 90 days prior to the date fixed in such notice for such termination. The Depositary may also terminate the deposit agreement by mailing notice of termination to PT Multimédia and the ADS holders then outstanding if 90 days have passed since the Depositary told PT Multimédia it wants to resign but a successor depositary has not been appointed and accepted its appointment.

        After termination, the Depositary and its agents will do the following under the deposit agreement but nothing else: collect dividends and other distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. One year after termination, the Depositary may sell any remaining deposited securities by public or private sale. After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The Depositary's only obligations will be to account for the money and other cash. After termination, PT Multimédia's only obligations will be to indemnify the Depositary and to pay fees and expenses of the Depositary that PT Multimédia agreed to pay.

Limitations on Obligations and Liability

Limits on PT Multimédia's Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

        The deposit agreement expressly limits PT Multimédia's obligations and the obligations of the Depositary. It also limits PT Multimédia's liability and the liability of the Depositary. PT Multimédia and the Depositary:

  •
  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

  •
  are not liable if PT Multimédia is or it is prevented or delayed by law or circumstances beyond PT Multimédia's control from performing PT Multimédia's or its obligations under the deposit agreement;

  •
  are not liable if PT Multimédia or it exercises discretion permitted under the deposit agreement;

  •
  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

  •
  may rely upon any documents PT Multimédia believes or it believes in good faith to be genuine and to have been signed or presented by the proper person.

        In the deposit agreement, PT Multimédia's and the Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

        Before the Depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the Depositary may require:

  •
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

  •
  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  •
  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

        The Depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the Depositary or the foreign registrar or PT Multimédia's transfer books are closed or at any time if the Depositary or PT Multimédia thinks it advisable to do so.

Your Right to Receive the Shares Underlying your ADRs

        You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

  •
  When temporary delays arise because: (i) the Depositary has closed its transfer books or PT Multimédia has closed its transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (iii) PT Multimédia is paying a dividend on PT Multimédia's shares.

  •
  When you owe money to pay fees, taxes and similar charges.

  •
  When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

        This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

        The deposit agreement permits the Depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The Depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the Depositary. The Depositary may receive ADSs instead of shares to close out a pre-release. The Depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to and agrees with the Depositary in writing that it or its customer (a) owns the shares or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in the shares of ADS, as the case may be, to the Depositary in its capacity as such and for the benefit of the owners, and (c) will not take any action with respect to such shares of ADSs, as the case may be, that is inconsistent with the transfer of beneficial ownership (including, without the consent of the Depositary, disposing of such shares of ADSs, as the case may be), other than in satisfaction of such pre-release; (2) the pre-release is fully collateralized with cash or other collateral that the Depositary considers appropriate; (3) the Depositary must be able to close out the pre-release on not more than five business days' notice and (4) subject to such further indemnities and credit regulations as the Depositary deems appropriate. In addition, the Depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the Depositary may disregard the limit from time to time, if it thinks it is reasonably appropriate to do so, and may, with the prior written consent of PT Multimédia, change such limit for purposes of general application. The Depositary will also set dollar limits with respect to pre-release transactions on a case-by-case basis as the Depositary deems appropriate.

Transfers

        The Bank of New York will keep books at its corporate trust office in New York for the registration and transfer of PTM ADSs. These books will be open at all reasonable times for inspection by PTM ADS holders, as long as the inspection is not for the purpose of communicating with PTM ADS holders in the interest of a business or a purpose other than PT Multimédia's business or a matter related to the deposit agreement or the PTM ADSs.

Reports and Information

        PT Multimédia will send certain reports in English to The Bank of New York. At PT Multimédia's written request, The Bank of New York will mail such reports to the PTM ADS holders. PT Multimédia will also provide to The Bank of New York, in English, all notices of shareholders' meetings and other reports and communications that are made generally available to PT Multimédia shareholders. The Bank of New York will make these reports, notices and communications available to PTM ADS holders if requested in writing by PT Multimédia and will mail to PTM ADS holders copies of these reports, notices and communications in the form given or to be given to PT Multimédia shareholders.

ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS

        PT Multimédia is a limited liability company (sociedade anónima) organized under the laws of the Portuguese Republic. All of its directors and executive officers, as well as certain experts named in the documents incorporated by reference, are resident outside the United States, and all or a substantial portion of PT Multimédia's assets and the assets of such persons are located outside the United States, namely in Portugal. As a result, it may be difficult for you to effect service of process within the United States upon these persons or to enforce against them judgments obtained in U.S. courts predicated upon civil liabilities under the U.S. federal securities laws. Therefore, you may need to enforce U.S. courts' judgments in the Portuguese courts. In such an event, Portuguese law subjects the enforceability of foreign sentences to a High Court revision procedure, which is merely formal and aims exclusively to ensure respect for the due process of law. Based on the opinion of Garrigues Portugal—Sucursal SL, our Portuguese counsel, there is doubt as to the enforceability in Portugal, whether in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon the U.S. federal securities laws.

INDEPENDENT ACCOUNTANTS

        The consolidated financial statements of Portugal Telecom as of and for the six months ended June 30, 2006 and 2007 included in this information statement have been audited by Deloitte & Associados, SROC S.A.

        The consolidated financial statements of PT Multimédia as of and for the year ended December 31, 2004 and 2005, as of and for the year ended December 31, 2005 and 2006 and as of and for the six months ended June 30, 2006 and 2007 included in this information statement have been audited by Deloitte & Associados, SROC S.A.

SUMMARY OF CERTAIN DIFFERENCES BETWEEN IFRS AND U.S. GAAP (UNAUDITED)

        PT Multimédia applies IFRS, as adopted by the European Commission for use in the European Union, including all interpretations of the International Financial Reporting Interpretation Committee as of December 31, 2005. PT Multimédia has applied IFRS 1—First-time Adoption of International Financial Reporting Standards, with January 1, 2004 as the transition date for the presentation of these financial statements. For PT Multimédia, there are no differences between IFRS as adopted by the EU and IFRS as published by the International Accounting Standards Board. The opening IFRS consolidated balance sheet was prepared as of January 1, 2004. IFRS 1 requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS consolidated financial statements. These accounting policies must be applied as of the date of transition to IFRS and throughout all periods presented in the first IFRS consolidated financial statements.

        Some differences exist between IFRS and U.S. GAAP that may be material to the consolidated financial statements at December 31, 2004 prepared for the transition to IAS/IFRS, as well as for the consolidated financial statements of PT Multimédia at December 31, 2005 and for the six months ended June 30, 2006. PT Multimédia has not prepared financial statements in accordance with U.S. GAAP or prepared a reconciliation of its financial statements to U.S. GAAP and, accordingly, cannot offer any assurances that the differences described below would, in fact, be the accounting principles creating the most significant differences between the financial statements prepared under IFRS and under U.S. GAAP. In addition, PT Multimédia cannot estimate the net effect that applying U.S. GAAP would have on its results of operations or financial position. You must rely upon your own examination of PT Multimédia, the terms of the spin-off and the financial information in this information statement and in the documents incorporated by reference. You should also consult your own professional advisers for an understanding of the differences between IFRS and U.S. GAAP, and how those differences might affect the consolidated financial statements of PT Multimédia.

        The following summary has not been audited and does not include all differences that exist between IFRS and U.S. GAAP. It contains certain significant differences between IFRS and U.S. GAAP existing as of December 31, 2005 and not differences that may have existed throughout the period covered by the financial statements. The organizations that promulgate IFRS and U.S. GAAP have projects ongoing that could have a significant impact on future comparisons such as this. This description is not intended to provide a comprehensive listing of all the differences specifically related to PT Multimédia or the industries in which it operates. U.S. GAAP is generally more restrictive and comprehensive than IFRS regarding recognition and measurement of transactions, account classification and disclosure requirements. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the financial statements of PT Multimédia or the notes thereto. This summary is not intended, does not include and cannot cover the pro forma financial information presented in the information statement.

Exceptions and Exemptions under IFRS 1 First-Time Adoption

        When financial statements are prepared for the first time under U.S. GAAP for the purpose of an initial public offering, all periods presented should reflect the retrospective application of U.S. GAAP as if the reporting entity had always been reporting in accordance with U.S. GAAP.

        In contrast, pursuant to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS effective as of the reporting date (i.e. the end of the latest period covered by financial statements or by an interim financial report) should be reflected retrospectively in its opening balance sheet as of the date of transition to IFRS (i.e. January 1, 2004 for PT Multimédia) throughout all periods presented in its first IFRS financial statements, except for certain mandatory exceptions and optional exemptions.

        Under IFRS 1, PT Multimédia elected to use the exemption relating to business combinations, which creates an on-going difference with U.S. GAAP. In PT Multimédia's financial statements business combinations prior to January 1, 2004 are not restated in the opening balance sheet under IFRS while under U.S. GAAP all business combinations should be restated, thus creating differences in the carrying value of acquired assets and liabilities and related goodwill that will in turn affect future gains and losses on assets and liabilities, depreciation charges and impairment charges.

Accounting for Goodwill Recognized in a Business Combination

        Under IFRS 3 Business Combinations, goodwill is no longer amortized from January 1, 2004 and the opening balance sheet as of the date of transition to IFRS reflects the accumulated depreciation of goodwill based on former Portuguese GAAP.

        Under U.S. GAAP, prior to the adoption in June 2001 of SFAS No. 141 Business Combinations and SFAS No. 142 Goodwill and Intangible Assets, or "SFAS 142," all acquired identifiable intangible assets and goodwill were required to be amortized over a period not to exceed forty years. SFAS No. 142 discontinued the amortization of goodwill and intangible assets with indefinite useful life arising from business combinations initiated after June 30, 2001 and from January 1, 2002 for other business combinations and requires assessment of potential impairment on a yearly basis or when certain events occur.

Accounting for In-process Research and Development Recognized in a Business Combination

        Under IFRS 3, in-process research and development is recognized as an asset separate from goodwill if it meets the definition of an intangible asset i.e. (i) the asset meets the identifiable criterion and (ii) its fair value can be measured reliably.

        Under U.S. GAAP, costs that are assigned to acquired intangible assets to be used in particular research and development projects and that have no alternative future use should be charged to expense at the acquisition date.

Impairment of Goodwill, Intangible Assets Other than Goodwill and Other Long-lived Assets

        Under IAS 36 Impairment of Assets, or "IAS 36," impairment is recognized to the extent the carrying value of the assets, including intangible assets with an indefinite useful life, or of the cash generating unit to which goodwill has been allocated together with other assets exceeds its recoverable amount. A cash generating unit is defined as the smallest group of assets that includes the asset tested for impairment and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

        The recoverable amount of an asset or of a cash generating unit is the higher of its fair value less cost to sell, defined as the amount obtainable from the sale of the asset or cash-generating unit in an arm's length transaction between knowledgeable willing parties, less the costs of disposal, and its value in use, defined as the present value of the future cash flows expected to be derived from the asset or cash-generating unit. The impairment loss relating to a cash generating unit, if any, is recognized first to reduce the carrying amount of goodwill allocated to the cash-generating unit and second to the other assets of the cash generating unit pro rata on the basis of the carrying amount of each asset in the cash-generating unit (without reducing the carrying amount of an asset below the highest of its fair value less cost to sell, if determinable, or its value in use, if determinable, and zero).

        Under IAS 36, if intangible assets, including intangible assets with an indefinite useful life, or other property, plant and equipment that are held for use do not generate cash inflows from continuing use that are largely independent of those from other assets or groups of assets, such intangible assets or property, plant and equipment are tested for impairment as part of the cash-generating unit to which they belong.

        Under IAS 36, an impairment charge of an asset other than goodwill is reversed if, and only if, there has been an increase in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized.

        Under SFAS 142, goodwill should be tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Goodwill is tested for impairment at the reporting unit level. Accordingly, goodwill, together with all assets and liabilities which are to be considered for the purpose of determining the fair value of the reporting unit, should be assigned to reporting units defined as either operating segments or one level below an operating segment, which we refer to as "components," depending on whether a component constitutes a business for which discrete financial information is available and for which segment management regularly reviews the operating results of that component unless such component has similar economic characteristics with other components. Components with similar economic characteristics should be aggregated into one reporting unit.

        The carrying value of each reporting unit is then compared to its fair value in order to determine whether this reporting unit has been impaired. For each reporting unit, the carrying amount of which exceeds its fair value, goodwill impairment, if any, is measured by allocating the fair value of the reporting unit to its identifiable assets and liabilities, including the value of any unrecognized intangible assets, in a manner similar to a purchase accounting. This allocation results in an implied fair value of goodwill. Any excess of the carrying amount of recorded goodwill over the implied fair value of goodwill is recorded as a definitive write-off of the carrying value of goodwill.

        Under SFAS 142, intangible assets with an indefinite useful life are required to be tested for impairment separately from goodwill.

        Indefinite life intangibles are required to be tested at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Impairment tests are performed by comparing the fair value of the intangible asset to its carrying amount. If the carrying value exceeds the fair value of the intangible asset, an impairment loss is recognized in an amount equal to the excess, as a definitive write-off of the carrying amount of the intangible asset.

        Under SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets, intangible assets with definite useful lives and other long-lived assets (including property, plant and equipment) that are held for use are tested for impairment whenever events or changes in circumstances indicate that their carrying value might not be recoverable. For purposes of recognition and measurement of impairment loss, a long-lived asset should be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Then the carrying value of the asset/group of assets is compared to the sum of the future net undiscounted cash flows expected to be generated from the use of the long-lived asset/group and its eventual disposal. If the carrying value of the asset/group of assets exceeds the future net undiscounted cash flows expected to be generated from the use of the long-lived asset/group and its eventual disposal, the asset (group) is not recoverable and an impairment loss is recognized equal to the excess of the carrying value of the asset/group over its fair value as a definitive write-off of the carrying value of the asset.

        Fair value is measured based on quoted market prices in an active market, or absent such quoted market prices, prices for similar assets, as well as other valuation techniques such as the present value of estimates of future cash flows to be generated by the asset/group of assets incorporating assumptions that marketplace participants would use in their estimates of such fair value.

Revenue Recognition

        General principles under IAS 18 Revenue are consistent with U.S. GAAP, but IFRS contains limited detailed or industry-specific guidance.

        Under U.S. GAAP, there are a number of different prescriptive rules from different sources addressing industry-specific or specific transactions issues on a case-by-case basis, which, subject to detailed analysis, may give rise to differences.

Consolidation

Subsidiaries

        Under U.S. GAAP, the usual condition for consolidating a financial interest is ownership of a majority voting interest and as a general rule, ownership, either directly or indirectly, of over 50% of the outstanding voting shares constitutes control.

        Under IFRS, consolidation of subsidiaries over which a parent company exercises control is required. Control is considered as being exercised in cases where a parent is in a position to manage the subsidiary's financial and operating policies with a view to benefiting from its business.

Special Purpose Entities

        Under U.S. GAAP, certain variable interest entities are to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

        Under IFRS, consolidation of special purpose entities, or "SPEs," is required where the substance of the relationship indicates that an entity controls the SPE.

Accounting for Minority Interests

        Under IFRS, minority interests are recorded as a separate caption in shareholders' equity.

        Under U.S. GAAP, minority interests are classified within liabilities and excluded from shareholders' equity.

Accounting for Retirement, Pensions and Other Post-retirement Employee Benefits

        Under IAS 19 Employee Benefits, there is no requirement to record a minimum retirement or pension liability based on the accumulated benefit obligation.

        Under U.S. GAAP, SFAS No. 87 Employers' Accounting for Pensions requires the recognition of a minimum liability on the basis of the accumulated benefit obligation, i.e. the actuarial present value of the benefits attributed by the pension benefit formula to employee service rendered prior to the balance sheet date, taking into account current and past, but not future compensation benefits, when the accumulated benefit obligation is greater than the fair value of the plan's assets. The amount of the minimum liability to be recognized is the unfunded accumulated pension liability against an intangible asset to the extent of the amount, if any, of unrecognized prior service cost and for the excess, if any, through other comprehensive income (in shareholders' equity).

Income Taxes

        Although the general approach under U.S. GAAP and IFRS is similar, there are a number of differences. Differences, amongst others, relate to deferred tax on goodwill, deferred tax on investments in subsidiaries, post acquisition recognition of acquiree's tax losses and recognition of previously unrecognized tax losses.

        Under U.S. GAAP, the use of substantively enacted tax rates is prohibited.

        Under IFRS, deferred tax is calculated using the tax rates and tax laws that have been enacted or substantively enacted.

Accounting for Financial Instruments, Derivatives and Hedging Activities

Definition of a Financial Derivative—Notional Amounts

        Under IAS 39, the definition of a derivative does not refer to the existence of an explicit notional amount.

        Under U.S. GAAP, a derivative instrument is a contract that has certain characteristics, including one or more underlyings and one or more notional amounts or payment provisions or both.

First Time Adoption and Hedging Transactions

        Under IFRS, with respect to amounts deferred under hedging relationships prior to the adoption of IAS 39 on January 1, 2005 that do not qualify as hedges under current requirements under IFRS, hedge accounting is discontinued prospectively and such amounts are recognized or amortized to income depending on the formerly hedged transaction.

        Under U.S. GAAP, derivative instruments that would not qualify as hedges under FAS 133 requirements on the basis of contemporaneous documentation would be reported independently as assets and liabilities in the statement of financial position at fair value with changes in fair value recorded in income for all periods presented.

Investments in Equity Securities

        Under IFRS, all equity investments, except investments in consolidated subsidiaries and investments accounted for under the equity method should be measured at fair value unless the fair value cannot be reliably measured.

        Under U.S. GAAP, SFAS No. 115 Accounting for Certain Investments in Debt and Equity Securities, all investments in equity securities, except investments in consolidated subsidiaries and investments accounted for under the equity method, that have readily determinable fair value should be measured at fair value. Thus, non-listed equity investments that are not accounted for under the equity method should be accounted for at historical cost.

Provision for Risks and Charges, Restructuring Costs and Other General Provisions

Restructuring Costs

        Under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, or "IAS 37," the general recognition criteria for provisions should be satisfied before a provision is recognized for restructuring costs. In addition, management must have a detailed plan for the restructuring and must have created a valid expectation in those affected that the plan will be carried out (i.e. the detailed plan must identify the business or relevant part of the business, location, function and approximate number of employees who will receive termination compensation. A formal detailed public announcement of the restructuring will generally create a valid expectation in other parties such as customers, suppliers and employees that the restructuring will take place.

        Under U.S. GAAP, SFAS No. 146 Accounting for Costs Associated With Exit or Disposal Activities, or "SFAS 146," even when management has committed itself to a detailed exit plan, it does not follow automatically that the costs of the exit plan may be provided for. Instead, each cost is examined individually to determine when it is incurred. SFAS 146 allows the costs of involuntary employee termination to be recognized when management has committed to a detailed plan for termination, identified the number, function and location of the employees expected to be terminated and communicated this plan to the employees.

        The employee termination costs would be recognized immediately when employees are terminated within the minimum retention period. Otherwise, the costs would be recognized over the future service period. In addition, liabilities for other exit costs are recognized when they are incurred, which is normally when the goods or services associated with the activity are received. Consequently, other exit costs will probably be recognized later than under IAS 37.

Discounting of Provisions

        Under IAS 37, where the effect of the time value of money is material, the amount of a provision should be the present value of the expenditures expected to be required to settle the obligation.

        Under U.S. GAAP, provisions are generally not discounted.

Others

Reversal of Inventory Write-Down

        Under IAS 2 Inventories, inventories are written-down if the cost becomes higher than net realizable value. An assessment of the net realizable value is made at each reporting period. When there is clear evidence of an increase of the net realizable value because of changes in economic circumstances, the amount of the write-down is reversed even if the inventories remain unsold.

        Under U.S. GAAP, Accounting Research Bulletin No. 43 Restatement and Revision of Accounting Research Bulletinsstates that following a write-down "such reduced amount is to be considered the cost for subsequent accounting purposes," and it is therefore not permitted to reverse a former write-down before the inventory is either sold or written off.

Guarantees

        Under IFRS, guarantees given by PT Multimédia are disclosed as off balance-sheet commitments.

        Under U.S. GAAP, in accordance with FASB Interpretation No. 45 Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, upon issuance or modification of a guarantee on or after January 1, 2003, PT Multimédia should recognize a liability at the time of issuance or material modification for the estimated fair value of the obligation it assumes under that guarantee.

INDEX TO FINANCIAL STATEMENTS

Portugal Telecom
Consolidated Interim Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Income Statements for the Six Months Ended June 30, 2007 and 2006	F-4
Consolidated Balance Sheets as at June 30, 2007 and December 31, 2006	F-5
Consolidated Statements of Recognised Income and Expenses for the Six Months Ended June 30, 2007 and 2006	F-6
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2007 and 2006	F-7
Notes to the Unaudited Consolidated Interim Financial Statements	F-8
PT Multimédia
Consolidated Annual Financial Statements
Report of Independent Registered Public Accounting Firm	F-125
Consolidated Statements of Profit and Loss for the Years Ended December 31, 2005 and 2004	F-127
Consolidated Balance Sheets as at December 31, 2005 and 2004	F-128
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2005 and 2004	F-129
Consolidated Statements of Cash Flows for the Years Ended December 31, 2005 and 2004	F-130
Notes to the Consolidated Financial Statements	F-131
Consolidated Annual Financial Statements
Report of Independent Registered Public Accounting Firm	F-185
Consolidated Statements of Profit and Loss for the Years Ended December 31, 2006 and 2005	F-187
Consolidated Balance Sheets as at December 31, 2006 and 2005	F-188
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2006 and 2005	F-189
Consolidated Statements of Cash Flows for the Years Ended December 31, 2006 and 2005	F-190
Notes to the Consolidated Financial Statements	F-191
Consolidated Interim Financial Statements
Report of Independent Registered Public Accounting Firm	F-237
Consolidated Income Statements for the Six Months Ended June 30, 2007 and 2006	F-239
Consolidated Balance Sheets as at June 30, 2007 and December 31, 2006	F-240
Consolidated Statements of Changes in Shareholders' Equity for the Six Months Ended June 30, 2007 and the Year Ended December 31, 2006	F-241
Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2007 and 2006	F-242
Notes to the Unaudited Consolidated Interim Financial Statements	F-243

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Translation of a report originally issued in Portuguese)

Introduction

1.
For the purposes of Portuguese Securities Market Code we hereby present our Auditors' Report on the consolidated financial information included in the Board of Directors' Report and the consolidated financial statements of Portugal Telecom, SGPS, S.A. ("the Company") and its subsidiaries for the six month period ended 30 June 2007, which comprise the consolidated balance sheet that presents a total of 13,468,873,401 Euros and shareholders' equity of 2,888,721,971 Euros, including a net profit attributable to shareholders of the Company of 429,084,610 Euros, the consolidated statements of profit and loss by nature, of cash flows and of recognised income and expenses for the six month period then ended and the corresponding notes.

Responsibilities

2.
The Company's Board of Directors is responsible for: (i) the preparation of consolidated financial statements that present a true and fair view of the financial position of the group of companies included in the consolidation, the consolidated results of their operations, the consolidated cash flows and the consolidated statement of recognised income and expenses; (ii) the preparation of historical financial information in accordance with International Financial Reporting Standards as adopted in the European Union, which is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code; (iii) the adoption of adequate accounting policies and criteria and the maintenance of appropriate system of internal control; and (iv) the disclosure of any significant facts that have influenced the operations of the companies included in the consolidation, their financial position and results of operations.

3.
Our responsibility is to audit the financial information contained in the accounting documents referred to above, including verifying that, in all material respects, the information is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code, and to issue a professional and independent report based on our work.

Scope

4.
Our audit was performed in accordance with the Auditing Standards ("Normas Técnicas e as Directrizes de Revisão/Auditoria") issued by the Portuguese Institute of Statutory Auditors ("Ordem dos Revisores Oficiais de Contas"), which require the audit to be planned and performed with the objective of obtaining reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes verifying, on a sample basis, evidence supporting the amounts and disclosures in the consolidated financial statements and assessing the significant estimates, based on judgments and criteria defined by the Board of Directors, used in their preparation. An audit also includes verifying the consolidation procedures and that the financial statements of the companies included in the consolidation have been appropriately audited, assessing the adequacy of the accounting policies used, their uniform application and their disclosure, taking into consideration the circumstances, verifying the applicability of the going concern concept, verifying the adequacy of the overall presentation of the consolidated financial statements and assessing if, in all material respects, the consolidated financial information is complete, true, timely, clear, objective and licit. An audit also includes verifying that the consolidated financial information included in the consolidated Board of Directors' Report is consistent with the consolidated financial statements. We believe that our audit provides a reasonable basis for expressing our opinion.

Opinion

5.
In our opinion, the consolidated financial statements referred to in paragraph 1 above, present fairly, in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. and its subsidiaries as of 30 June 2007 and the consolidated results of its operations, its consolidated cash flows and its recognised income and expenses for the six month period then ended, in conformity with International Financial Reporting Standards as adopted in the European Union and the financial information contained therein is, in terms of the definitions included in the auditing standards referred to in paragraph 4 above, complete, true, timely, clear, objective and licit.

Lisbon, 24 September 2007

/s/ DELOITTE & ASSOCIADOS, SROC S.A. Represented by Manuel Maria Reis Boto

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED INCOME STATEMENT

SIX MONTHS PERIODS ENDED 30 JUNE 2007 AND 2006
(Amounts stated in Euro)

	Notes	2007	2006
CONTINUED OPERATIONS
REVENUES
Services rendered	6	2,747,742,700	2,556,794,627
Sales	6	167,468,510	208,284,238
Other revenues	6	40,584,052	40,607,736

		2,955,795,262	2,805,686,601

COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	8	322,613,187	332,229,740
Post retirement benefits	9	(17,298,216)	23,940,500
Direct costs	10	428,105,234	312,647,921
Costs of products sold	11	276,366,840	285,985,046
Support services		101,953,752	104,418,534
Marketing and publicity		65,381,821	65,242,548
Supplies and external services	12	458,893,356	453,105,204
Indirect taxes	14	97,341,072	89,939,216
Provisions and adjustments	38	75,611,650	142,624,027
Depreciation and amortisation	32 and 33	540,605,368	557,151,050
Work force reduction program costs	9	84,432,992	25,048,991
Losses on disposals of fixed assets, net		11,706,841	(433,158)
Other costs, net	15	14,936,043	20,160,368

		2,460,649,940	2,412,059,987

Income before financial results and taxes		495,145,322	393,626,614
Net interest expense		90,850,738	110,660,509
Net foreign currency exchange gains		(2,635,303)	(1,628,109)
Losses (gains) on financial assets, net	16	(142,384,175)	12,801,863
Equity in earnings of associated companies, net	30	(52,869,542)	(45,611,963)
Net other financial expenses	17	17,897,155	29,662,109

		(89,141,127)	105,884,409

Income before taxes		584,286,449	287,742,205
Minus: Income taxes	18	141,098,400	(65,394,913)

Net income from continued operations		443,188,049	353,137,118

DISCONTINUED OPERATIONS
Net income from discontinued operations	19	28,639,541	45,174,093

NET INCOME		471,827,590	398,311,211

Attributable to minority interests	20	42,742,980	(3,225,416)
Attributable to equity holders of the parent	22	429,084,610	401,536,627
Earnings per share from continued operations
Basic	22	0.38	0.34
Diluted	22	0.38	0.33
Earnings per share from total operations
Basic	22	0.39	0.36
Diluted	22	0.39	0.35

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED BALANCE SHEET

30 JUNE 2007 AND 31 DECEMBER 2006
(Amounts stated in Euro)

	Notes	30 Jun 07	31 Dec 06
ASSETS
Current Assets
Cash and cash equivalents		462,982,493	548,464,617
Short-term investments	23	888,426,845	1,535,233,729
Accounts receivable—trade	24	1,195,594,867	1,181,912,412
Accounts receivable—other	25	192,056,226	218,912,177
Inventories	26	152,133,928	130,280,564
Taxes receivable	27	175,099,938	211,747,572
Prepaid expenses	28	126,599,888	121,714,749
Other current assets	29	89,858,639	50,405,004

Total current assets		3,282,752,824	3,998,670,824

Non-Current Assets
Accounts receivable—trade	24	13,402,844	916,813
Accounts receivable—other	25	5,777,362	15,237,939
Taxes receivable	27	131,952,465	124,531,128
Prepaid expenses		3,859,574	2,628,424
Investments in group companies	30	485,209,936	499,098,279
Other investments	31	34,805,831	132,391,079
Intangible assets	7.d and 32	3,165,277,091	3,490,881,263
Tangible assets	7.d and 33	3,566,292,220	3,942,033,190
Post retirement benefits	9	123,363,052	134,060,519
Deferred taxes	18	983,297,937	1,167,007,154
Other non-current assets	29	566,963,551	663,792,688
Assets related to discontinued operations	7.d and 19	1,105,918,714	—

Total non-current assets		10,186,120,577	10,172,578,476

Total assets		13,468,873,401	14,171,249,300

LIABILITIES
Current Liabilities
Short-term debt	34	1,372,617,103	1,372,724,030
Accounts payable	35	889,351,668	1,115,089,223
Accrued expenses	36	533,582,348	680,217,532
Deferred income	37	216,509,040	215,738,311
Taxes payable	27	302,962,039	316,962,828
Provisions	38	130,325,371	105,151,491
Other current liabilities	39	125,869,815	82,495,889

Total current liabilities		3,571,217,384	3,888,379,304

Non-Current Liabilities
Medium and long-term debt	34	4,259,239,452	4,467,537,132
Taxes payable	27	39,472,776	25,787,484
Deferred income	37	14,024,974	380,097
Provisions	38	105,020,955	102,633,567
Post retirement benefits	9	1,378,597,016	1,807,570,587
Deferred taxes	18	69,541,104	90,377,817
Other non-current liabilities	39	593,372,578	682,545,374
Liabilities related to discontinued operations	7.d and 19	549,665,191	—

Total non-current liabilities		7,008,934,046	7,176,832,058

Total liabilities		10,580,151,430	11,065,211,362

SHAREHOLDERS' EQUITY
Share capital	40	33,865,695	395,099,775
Treasury shares	40	(776,772,019)	(187,612,393)
Legal reserve	40	6,773,139	82,706,881
Accumulated earnings	40	2,739,107,187	1,965,055,467

Equity excluding minority interests		2,002,974,002	2,255,249,730
Minority interests	20	885,747,969	850,788,208

Total equity		2,888,721,971	3,106,037,938

Total liabilities and shareholders' equity		13,468,873,401	14,171,249,300

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSES

SIX MONTHS PERIODS ENDED 30 JUNE 2007 AND 2006
(Amounts stated in Euro)

	Notes	2007	2006
Income and expenses recognised directly in shareholders' equity
Post-retirement benefits
Net actuarial gains	9.6	321,609,170	247,232,776
Tax effect	18	(85,226,430)	(67,556,356)
Financial instruments and investments
Hedge accounting(i)	41	(4,766,775)	17,902,619
Investments available for sale:
Changes in fair value	31	15,093,348	(2,575,305)
Transferred to profit and loss on sale	16	(35,698,600)	—
Tax effect	18	7,349,740	(4,215,011)
Foreign currency translation adjustments(ii)		207,838,465	(40,137,433)
Other expenses recognised directly in shareholders' equity, net(iii)		(1,892,814)	(3,688,099)

		424,306,104	146,963,191
Income recognised in the consolidated income statement		471,827,590	398,311,211

Total income recognised		896,133,694	545,274,402

Attributable to minority interests		42,742,980	(3,225,416)
Attributable to equity holders of the parent		853,390,714	548,499,818

(i)
In the first half of 2007 and 2006, this item includes a cost of Euro 9 million and a gain of Euro 2 million, respectively, which were transferred to the income statement due to its receivable and payment. In addition to these amounts, this caption includes gains of Euro 4 million and Euro 16 million in the first half of 2007 and 2006, respectively, related to the changes in the fair value of these derivatives, in connection with the increase in market interest rates.

(ii)
The gain recorded in the first half of 2007 is mainly related to the appreciation of the Real against the Euro from 2.8118 as at 31 December 2006 to 2.6024 as at 30 June 2007, while losses recorded in the first half of 2006 are basically related with the devaluation of the Real against the Euro from 2.744 as at 31 December 2005 to 2.7829 as at 30 June 2006.

(iii)
This caption includes mainly other gains or losses recognised directly in shareholders' equity, as well as current income tax related to those and other gains or losses recognised directly in shareholders' equity. In the first half of 2007 and 2006, current income taxes recognised directly in shareholders' equity amounted to Euro 4,437,430 and Euro 2,667,726, respectively (Note 27), and are related to the tax effect on the dividends received from the equity swaps over PT's own shares.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CASH FLOWS

SIX MONTHS PERIODS ENDED 30 JUNE 2007 AND 2006
(Amounts stated in Euro)

	Notes	2007	2006
Operating activities
Collections from clients		3,398,921,350	3,289,356,537
Payments to suppliers		(1,752,863,314)	(1,687,127,370)
Payments to employees		(355,859,645)	(380,282,560)
Payments relating to indirect taxes and other	43.a	(304,473,149)	(276,887,441)
Payments relating to post retirement benefits	9	(161,344,169)	(434,611,066)
Payments relating to income taxes	43.b	(107,762,732)	(20,853,879)

Cash flow from operating activities from continued operations		716,618,341	489,594,221
Cash flow from operating activities from discontinued operations	19	126,527,500	106,115,849

Cash flow from operating activities(1)		843,145,841	595,710,070

Investing activities
Cash receipts resulting from
Short-term financial applications	43.c	8,768,489,704	12,250,416,140
Financial investments	43.d	115,298,232	—
Tangible and intangible assets		4,862,109	4,398,230
Interest and related income		99,677,026	136,829,625
Dividends	43.e	38,026,820	13,246,119
Other investing activities	43.f	127,003,463	27,902,978

		9,153,357,354	12,432,793,092

Payments resulting from
Short-term financial applications	43.c	(8,121,682,820)	(10,172,017,196)
Financial investments	43.g	(1,196,622)	(34,491,057)
Tangible fixed assets		(400,270,030)	(337,359,253)
Other investing activities		(12,988,885)	(21,699,682)

		(8,536,138,357)	(10,565,567,188)

Cash flow from investing activities related to continued operations		617,218,997	1,867,225,904
Cash flow from investing activities related to discontinued operations	19	(46,364,829)	(72,524,912)

Cash flow from investing activities(2)		570,854,168	1,794,700,992

Financing activities
Cash receipts resulting from
Loans obtained	43.h	6,447,022,308	5,493,662,944
Subsidies		984,420	1,379,363
Other financing activities		430,649	92,069

		6,448,437,377	5,495,134,376

Payments resulting from
Loans repaid	43.h	(7,088,053,295)	(7,202,751,303)
Lease rentals (principal)		(7,554,596)	(5,639,327)
Interest and related expenses		(290,388,184)	(384,603,373)
Dividends	43.i	(529,015,031)	(530,382,158)
Other financing activities	43.j	(23,344,540)	(64,574,270)

		(7,938,355,646)	(8,187,950,431)

Cash flow from financing activities related to continued operations		(1,489,918,269)	(2,692,816,055)
Cash flow from financing activities related to discontinued operations	19	5,994,601	(41,024,316)

Cash flow from financing activities(3)		(1,483,923,668)	(2,733,840,371)

Change in cash and cash equivalents(4)=(1)+(2)+(3)		(69,923,659)	(343,429,309)
Effect of exchange differences		21,107,165	2,216,941
Cash and cash equivalents at the beginning of the period		548,464,617	612,158,485
Cash and cash equivalentes from continued operations		462,982,493	270,946,117
Cash and cash equivalentes from discontinued operations		36,665,630	—

Cash and cash equivalents at the end of the period		499,648,123	270,946,117

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements

As at 30 June 2007

(Amounts stated in Euros, except where otherwise stated)

1.    Introduction

a) Parent company

        Portugal Telecom, SGPS, SA (formerly Portugal Telecom, SA, "Portugal Telecom") and subsidiaries ("Group", "Portugal Telecom Group", or "the Company"), are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and other countries, including Brazil.

        Portugal Telecom was incorporated on 23 June 1994, under Decree-Law 122/94, as a result of the merger, effective 1 January 1994, of Telecom Portugal, SA ("Telecom Portugal"), Telefones de Lisboa e Porto (TLP), SA ("TLP") and Teledifusora de Portugal, SA ("TDP"). On 12 December 2000, Portugal Telecom, SA changed its name to Portugal Telecom, SGPS, SA, and became the holding company of the Group.

        As a result of the privatization process, between 1 June 1995 and 4 December 2000, Portugal Telecom' s share capital is mainly owned by private shareholders. On 30 June 2007, the Portuguese State owned, directly or indirectly, 7.75% of the total ordinary shares and all of the A Shares (Note 40.1) of Portugal Telecom.

        The shares of Portugal Telecom are traded on the Euronext Lisbon Stock Exchange and on the New York Stock Exchange.

b) Corporate purpose

Continued operations

        Portugal Telecom Group is engaged in rendering a comprehensive range of telecommunications services in Portugal and abroad, including Brazil.

        In Portugal, fixed line services are rendered by PT Comunicações, SA ("PT Comunicações"), under the provisions of the Concession Agreement entered into with the Portuguese State on 20 March 1995 in accordance with Decree-Law 40/95, for an initial period of thirty years, subject to renewal for subsequent periods of fifteen years. On 11 December 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network of Telecommunications and Telex ("Basic Network").

        Data transmission services are rendered through PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, SA ("PT Prime"), which is also an Internet Service Provider ("ISP") for large clients.

        ISP services for residential clients are rendered through PT.com—Comunicações Interactivas, SA ("PT.com"), which also provides services relating to the conception, design and exhibit of publicity and information space on Internet portals.

        Mobile services in Portugal are rendered by TMN—Telecomunicações Móveis Nacionais, SA ("TMN"), under a GSM license granted by the Portuguese State in 1992 (period of 15 years), renewed in 2006 until 16 March 2022, and a UMTS license obtained in 19 December 2000 (period of 15 years).

        In Brazil, the Group renders mobile telecommunications services through Brasilcel NV ("Brasilcel" or "Vivo"), a joint venture incorporated in 2002 by Portugal Telecom (through PT Móveis, SGPS, SA—

"PT Móveis") and Telefónica (through Telefónica Móviles, SA) to join the mobile operations of each group. Currently, Brasilcel, through its company Vivo, SA, provides mobile services in the Brazilian states of São Paulo, Paraná, Santa Catarina, Rio de Janeiro, Espírito Santo, Bahia, Sergipe, Rio Grande do Sul, and eleven states in the Midwestern and Northern regions of Brazil. On July 2007, Vivo has signed a stock purchase agreement with Telpart Participações S.A. ("Telpart") to acquire control of Telemig Celular Participações S.A. ("Telemig Participações") and Tele Norte Celular Participações S.A. ("Tele Norte Participações"), mobile operators in the Brazilian State of Minas Gerais and in the region of Amazónia.

Discontinued operations

        PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, SA ("PT Multimedia") is the Group's subsidiary for multimedia operations. Through its subsidiary TV Cabo Portugal, SA ("TV Cabo"), PT Multimedia renders cable and satellite television services and voice and internet access services in mainland Portugal, Madeira and Azores. PT Multimedia also renders other multimedia services in Portugal, namely the editing and selling of DVD and movies through Lusomundo Audiovisuais, SA ("Lusomundo Audiovisuais") and the distribution and exhibition of movies through Lusomundo Cinemas, SA ("Lusomundo Cinemas"). At the last Annual General Meeting of Portugal Telecom held on 27 April 2007, it was approved the free allotment (spin-off) of all ordinary shares of PT Multimedia held by Portugal Telecom to its shareholders. Pursuant to this decision, the assets, liabilities and results of this business were presented in the consolidated financial statements under the caption "Discontinued operations" (Note 19).

        The consolidated financial statements for the six months period ended 30 June 2007 were approved by the Board of Directors and authorized for issue on 21 September 2007.

2.    Basis of presentation

        Consolidated financial statements are presented in Euros, which is the currency of the majority of the Portugal Telecom's operations. Financial statements of foreign subsidiaries are translated to Euros according to the accounting principles described in Note 3.q).

        The consolidated financial statements of Portugal Telecom are prepared under International Financial Reporting Standards ("IFRS") as adopted by the European Union ("EU"), and include all interpretations of the International Financial Reporting Interpretation Committee ("IFRIC") as at 30 June 2007. For Portugal Telecom, there are no differences between IFRS as adopted by the EU and IFRS published by the International Accounting Standards Board.

        Consolidated financial statements have been prepared assuming the continuity of operations, based on the accounting records of all subsidiaries (Exhibit I).

        The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reported periods (Note 3).

a) Consolidation principles

Controlled entities

        Portugal Telecom has fully consolidated the financial statements of all controlled entities. Control is achieved where the Group has the majority of the voting rights or has the power to govern the financial and operating policies of an entity. In any case, where the Group does not have the majority of the voting rights but in substance controls the entity, the financial statements of the entity are fully consolidated (See Exhibit I).

        The interest of any third party in the equity and net income of fully consolidated companies is presented separately in the consolidated balance sheet and consolidated income statement, under the caption "Minority interests" (Note 20).

        Losses applicable to the minorities in excess of the minority's interest in the subsidiary's equity are allocated against the interest of the Group, except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses. Any future gains reported by the subsidiary are allocated against the interest of the Group, until the excess losses recognised by the Group are covered.

        From 1 January 2004, assets, liabilities and contingent liabilities of an acquired subsidiary are measured at fair value at acquisition date. Any excess amount to the identifiable net assets is recognised as goodwill. If the acquisition cost is lower than the fair value of identifiable net assets acquired, the difference is recognised as a gain in the net income for the period the acquisition occurs. Minority interests are presented proportionally to the fair value of identifiable net assets.

        The results of subsidiaries acquired or disposed during the period are included in the consolidated income statement from the effective date of the acquisition or up to the effective date of disposal, as appropriate.

        All intra-group transactions, balances, income and expenses are eliminated in the consolidation process. Gains obtained in intra-group transactions are also eliminated in the consolidation process.

        Where necessary, adjustments are made to the financial statements of subsidiaries to adjust their accounting policies in line with those adopted by the Group.

Interests in joint ventures

        Portugal Telecom has proportionally consolidated the financial statements of jointly controlled entities beginning on the date the joint control is effective. Under this method, assets, liabilities, income and expenses of the entity are added, on a proportional basis, to the corresponding consolidated caption. Financial investments are classified as jointly controlled entities if the joint control agreement clearly demonstrates the existence of joint control.

        All transactions and balances with jointly controlled entities are eliminated to the extent of the Group's interest in the joint venture.

        Jointly controlled entities are presented in Exhibit III.

Investments in associates

        An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policies of the entity but not to control or jointly control those policies.

        Financial investments in associated companies are accounted for under the equity method (Exhibit II). Under this method, investments in associated companies are carried in the consolidated balance sheet at cost, adjusted periodically for the Group's share in the results of the associated company, recorded as part of financial results under the caption "Equity in earnings and losses of associated companies" (Note 30). In addition, financial investments are adjusted for any impairment losses that may occur.

        Losses in associated companies in excess of the cost of acquisition are not recognised, except where the Group has assumed any commitment to cover those losses.

        Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recorded as goodwill. The goodwill is included within the carrying amount of the investment and is assessed annually for impairment as part of the investment. If the acquisition cost is lower than the fair value of identifiable net assets, the difference is recorded as a gain in the net income for the period the acquisition occurs.

        Dividends received from associated companies are recorded as a reduction in the value of financial investments.

        Profits and losses occurring in transactions with associated companies are eliminated to the extent of the Group's interest in the associate, and recorded against the corresponding financial investment.

Non-current assets held for sale and disposal groups

        Non-current assets and disposal groups are classified as held for sale or as discontinued operation when the asset or the group of assets will be disposed of, by sale or otherwise, together as a group in a single transaction, and liabilities directly associated with those assets will be transferred in the transaction. This condition is regarded as met, only when: (i) the subject transaction is highly probable and the asset or group of assets are available for immediate sale or to be transferred in its present condition; (ii) the Group has assumed a commitment to the subject of transaction; and (iii) the transaction is expected to be completed within one year. Non-current assets classified as held for sale are measured at the lower of the assets' previous carrying amount or the fair value less costs to sell.

Goodwill

        Goodwill represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, jointly controlled or associated entity recognised at the date of acquisition, in accordance with IFRS 3. Considering the exception of IFRS 1, the Group used the provisions of IFRS 3 only for acquisitions that occurred after

1 January 2004. Goodwill related to acquisitions made up to 1 January 2004 was recorded at the carrying amount of those acquisitions as of that date, and is subject to annual impairment tests thereafter.

        Goodwill related to foreign investments is carried at the reporting currency of the investment, being translated to Euros at the exchange rate prevailing at the balance sheet date. Exchange gains or losses are recognised in the Statement of Recognised Income and Expenses under the caption "Cumulative foreign currency translation adjustments".

        Goodwill related to associated companies is recognised under the caption "Investments in group companies" (Note 30) and goodwill related to subsidiaries and jointly controlled entities is recognized under the caption "Intangible assets" (Note 32). Goodwill is not amortised, but tested, on an annual basis, for impairment losses, which are recognised in net income in the period they occur, and cannot be reversed in a subsequent period.

        On disposal of a subsidiary, jointly controlled entity or associate, the goodwill allocated to that investment is included in the determination of the gain or loss on disposal.

b) Changes in the consolidated Group

        During 2006 the main change in the consolidation Group was the inclusion of Mobile Telecommunications Limited ("MTC"), following the acquisition of a 34% stake in the share capital of this company in September 2006. In connection with this transaction, Portugal Telecom entered into an agreement with the remaining shareholders of MTC, under which Portugal Telecom has the power to set and control the financial and operating policies of this company. Accordingly, Portugal Telecom consolidated MTC's assets, liabilities and results as from the date the control has been transferred. PT's consolidated financial statements include MTC's assets and liabilities as at 30 June 2007 and 31 December 2006 and its results in the six months period ended 30 June 2007.

        During the first half of 2007, there were no significant changes in the consolidated Group.

3.    Summary of significant accounting policies, judgments and estimates

a)    Current classification

        Assets to be realized and liabilities to be settled within one year from the date of the balance sheet are classified as current.

b)    Inventories

        Inventories are stated at average acquisition cost. An adjustment to the carrying value of inventories is recognised when the net realizable value is lower than the average cost, recorded in net income of the period the loss occurs under the caption "Cost of products sold". Usually these losses are related to technological obsolescence and lower rotation.

c)     Tangible assets

        Tangible assets are stated at acquisition cost, net of accumulated depreciation, accumulated impairment losses, if any, and investment subsidies. Acquisition cost includes: (1) the amount paid to acquire the asset; (2) direct expenses related to the acquisition process; and (3) the estimated cost of dismantling or removal of the assets (Notes 3.g and 38). Under the exception of IFRS 1, revaluation of tangible assets made in accordance with Portuguese legislation applying monetary indices, prior to 1 January 2004, was not adjusted and was included as the deemed cost of the asset for IFRS purposes.

        Tangible assets are depreciated on a straight-line basis from the month they are available for use, during its expected useful life. The amount of the asset to be depreciated is reduced by any residual estimated value. The depreciation rates correspond to the following estimated average economic useful lives:

Years
Buildings and other constructions	3–50
Basic equipment:
Network installations and equipment	4–20
Switching equipment	5–10
Telephones, switchboards and other	5–10
Submarine cables	15–20
Satellite stations	15
Other telecommunications equipment	3–10
Other basic equipment	4–20
Transportation equipment	4–8
Tools and dies	4–10
Administrative equipment	3–10
Other tangible fixed assets	3–10

        Estimated losses resulting from the replacement of equipments before the end of their economic useful lives are recognised as a deduction to the corresponding asset's carrying value, against results of the period, as well as any impairment of these assets. The cost of recurring maintenance and repairs is charged to net income as incurred. Costs associated with significant renewals and betterments are capitalized if any future economic benefits are expected and those benefits can be reliably measured. Depreciation periods correspond to the period of the expected benefits.

        The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the assets and is recognised in the income statement under the caption "Losses and gains on disposals of fixed assets, net" when occurred.

d)    Intangible assets

        Intangible assets are stated at acquisition cost, net of accumulated amortisation and accumulated impairment losses, if any. Intangible assets are recognised only if any future economic benefits are expected and those benefits as well as the cost of the asset can be reliably measured.

        Intangible assets include mainly goodwill (Note 2.a), telecommunications licenses and related rights and software licenses.

        Internally-generated intangible assets, namely research and development expenditures, are recognised in net income when incurred. Development expenditures can only be recognised initially as an intangible asset if the Company demonstrates the ability to complete the project and put the asset in use or make it available for sale.

        Intangible assets, except goodwill, are amortised on a straight-line basis from the month they are available for use, during the following periods:

Telecommunications licenses:
• Band A and Band B licenses held by Vivo	Period of the license
• Property of the Basic Network held by PT Comunicações	Period of the concession (until 2025)
• UMTS license owned by TMN	Period of the license (until 2015)
Software licenses	3–6
Other intangible assets	3–8

        As a result of the application of the purchase price allocation methodology to the acquisition of MTC, undertaken at the end of 2006, Portugal Telecom has identified an intangible asset related to the agreement entered into with the other shareholders of MTC, which allows Portugal Telecom to control this company. This agreement does not have a definite useful life and therefore this intangible asset is not amortized but is subject to annual impairment tests.

e)     Investment property

        Investment property includes primarily buildings and land held to earn rentals and/or capital appreciation, and not for use in the normal course of the business (exploration, service render or sale).

        Investment property is stated at its acquisition cost plus transaction costs and reduced by accumulated depreciation and accumulated impairment losses, if any. Expenditures incurred (maintenance, repairs, insurance and real estate taxes) and any income obtained are recognised in income statement of the period.

f)     Impairment of tangible and intangible assets, excluding goodwill

        The Group performs impairment tests for its tangible and intangible assets if any event or change results in an indication of impairment. In case of any such indication, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

        Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The primary cash-generating units identified in the Group correspond to the wireline, mobile and multimedia (classified as a discontinued operation) businesses in Portugal and mobile in Brazil. The recoverable amount is the higher of fair value less cost to sell and value in use. In assessing fair value less cost to sell, the amount that could be received from an independent entity is considered, reduced by direct costs related with the sale. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the asset.

        If the recoverable amount of an asset is estimated to be less than its carrying amount, an impairment loss is recognised immediately in the profit and loss statement.

        Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior periods. A reversal of an impairment loss is recognised immediately in net income.

g)     Provisions and contingent liabilities

        Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where any of the above mentioned criteria does not exist, or is not accomplished, the Group discloses the event as a contingent liability, unless the cash outflow is remote.

        Provisions for restructuring are only recognised if a detail and formal plan exists and if the plan is communicated to the related parties.

        Provisions for dismantling and removal costs are recognised from the day the assets are in use and if a reliable estimate of the obligation is possible (Notes 3.c) and 38). The amount of the provision is discounted, being the corresponding effect of time recognised in net income, under the caption "Net interest expense".

        Provisions are updated on the balance sheet date, considering the best estimate of the Group's management.

h)    Pension benefits

        Under several defined benefit plans, PT Comunicações, PT Sistemas de Informação, SA ("PT SI") and DCSI—Dados, Comunicações e Soluções Informáticas, Lda ("DCSI") are responsible to pay to a group of employees a pension or a pension supplement. In order to fund these obligations, various pension funds were incorporated by PT Comunicações (Note 9.1).

        The amount of the Group's liabilities with respect to pensions and pension supplements is estimated based on actuarial valuations, using the "Projected Unit Credit Method". The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses directly in shareholders' equity.

        Prior years' service gains or losses related to vested rights are recognised when they occur and those related to unvested rights are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date.

        Pension and pension supplement liabilities stated in the balance sheet correspond to the difference between the Projected Benefit Obligation ("PBO") related to pensions deducted by the fair value of pension fund assets and any prior years' service gains or losses not yet recognised.

        Contributions made by the Group to defined contribution pension plans are recognised in net income when incurred.

i)     Post retirement health care benefits

        Under a defined benefit plan, PT Comunicações, PT SI and DCSI are responsible to pay, after the retirement date, health care expenses to a group of employees and relatives. This health care plan is managed by Portugal Telecom—Associação de Cuidados de Saúde ("PT-ACS"). In 2004, the Group established PT Prestações—Mandatária de Aquisições e Gestão de Bens, SA ("PT Prestações") to manage an autonomous fund to finance these obligations (Note 9.2).

        The amount of the Group's liabilities with respect to these benefits after retirement date is estimated based on actuarial valuations, using the "Projected Unit Credit Method". The Group has elected to apply the option in IAS 19 to recognise actuarial gains and losses directly in shareholders' equity.

        Prior years' service gains or losses related to vested rights are recognised when occur. Otherwise they are recognised on a straight-line basis until they become vested, which usually corresponds to the retirement date.

        Accrued post retirement health care liabilities stated in the balance sheet correspond to the present value of obligations from defined benefit plans, deducted by the fair value of fund assets and any prior years' service gains or losses not yet recognised.

j)     Pre-retirement, early retirement and suspended employees

        The Group recognizes a liability for the payment of salaries up to the date of retirement and for pensions, pension supplements and health care expenses after that date, in relation to all employees that are under a suspended contract agreement, or that have pre-retired or early retired. This liability is recognised in the net income under the caption "Curtailment costs, net" when the Group signed the suspended contracts, or allows for pre-retirement or early retirement (Note 9).

k)    Grants and subsidies

        Grants and subsidies from the Portuguese Government and from the European Union are recognised at fair value when the receivable is probable and the Company can comply with all requirements of the subsidy's program.

        Grants and subsidies to training and other operating activities are recognised in net income when the related expenses are recognised.

        Grants and subsidies to acquire assets are deducted from the carrying amount of the related assets.

l)     Financial assets and liabilities

        Financial assets and liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

  (i)    Loans and receivables (Notes 24 and 25)

          Trade receivables, loans granted and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as receivables or loans granted.

          Trade receivables do not have any implicit interest and are presented at nominal value, net of allowances for estimated non-recoverable amounts, which are computed basically based on (a) the aging of the receivables and (b) the credit profile of specific customers.

  (ii)    Investments (Note 31)

          Financial investments, excluding controlled entities, associated entities and interests in joint ventures, are classified as: held to maturity, available for sale or financial assets carried at fair value through profit and loss.

          Held to maturity investments are classified as non-current assets, except for those whose maturity date occurs within the next 12 months from the balance sheet date. This caption includes all investments with a defined maturity if the Group intends and has the ability to hold them until that date. Available for sale investments are those related to listed shares held by the Group that are traded in a quoted market and for which the Company does not have a strategic interest. Available for sale investments are classified as non-current assets (Note 31). Portugal Telecom carries financial assets at fair value through profit and loss for those investments held specifically for trading purposes.

          All acquisitions and disposals of these investments are recognised on the date the agreement or contract is signed, independently of the settlement date. Investments are initially recognised by their acquisition cost, including any expenses related to the transaction.

          Subsequent to the initial recognition, available for sale investments are measured at fair value through equity, except for available for sale investments not listed in any active market and where an estimate of fair value is not reliable which are recognised at acquisition cost, net of any impairment losses. On disposal of an impaired or an available for sale investment, accumulated changes in the fair value of the investment previously recognised in equity are transferred to net income.

          Held to maturity investments are recognised at acquisition cost, net of any impairment losses.

  (iii)    Financial liabilities and equity instruments (Note 34)

          Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

          Equity instruments issued by the Group are recognised based on the proceeds, net of any costs of issuance.

          Exchangeable bonds issued by Portugal Telecom are recognised as compound instruments, comprising the following elements: (i) the present value of the debt, estimated using the prevailing market interest rate for similar non-convertible debt and recorded under debt liabilities; and (ii) the fair value of the embedded option for the holder to convert the bond into equity, recorded directly in shareholders' equity. As of the balance sheet date, the debt component is recognised at amortised cost.

  (iv)    Bank loans (Note 34)

          Bank loans are recognised as a liability based on the related proceeds, net of any transaction cost. Interest cost, which is computed based on the effective interest rate and including premiums, is recognised when incurred.

  (v)    Accounts payable—trade (Note 35)

          Trade payables are recognised at nominal value, which is substantially similar to their fair value.

  (vi)    Derivative financial instruments and hedge accounting (Note 41)

          The activities of the Group are primarily exposed to financial risks related with changes in foreign currency exchange rates and changes in interest rates. The Group's policy is to contract derivative financial instruments to hedge those risks, subject to analysis and Board approval.

          Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

  Hedge accounting

          The provisions and requirements of IAS 39 must be met in order to qualify for hedge accounting.

          Changes in the fair value of derivative financial instruments classified as fair value hedges are recognised in net income of the period, together with the changes in the value of the covered assets or liabilities related with the hedged risk.

          The effective portion of the changes in fair value of derivative financial instruments classified as cash flow hedges is recognised directly in shareholders' equity, and the ineffective portion is recognised as financial results. When changes in the value of the covered asset or liability are recognised in net income, the corresponding amount of the derivative financial instrument previously recognised under "Hedge accounting" is transferred to net income.

          Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting under the provisions of IAS 39.

          Changes in fair value of derivative financial instruments that, in accordance with internal policies, were contracted to economically hedge an asset or liability but do not comply with the provisions and requirements of IAS 39 to be accounted for as hedges, are classified as "derivatives held for trading" and recognised in net income.

  (vii)    Treasury shares (Note 40)

          Treasury shares are recognised as a deduction to shareholders' equity, under the caption "Treasury shares" at acquisition cost, and gains or losses obtained in the disposal of those shares are recorded under "Accumulated earnings".

          Equity swaps on own shares that include an option exercisable by Portugal Telecom for physical settlement are recognised as a financial liability and are accounted for as an acquisition of treasury shares on the inception date of the contract.

  (viii)    Cash and cash equivalents and short term investments (Note 23)

          Cash and cash equivalents comprise cash on hand and demand bank deposits. Short term investments comprise short term highly liquid investments, due within three months or less from the date of acquisition that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

          In the consolidated cash flow statement, cash and cash deposits also includes overdrafts recognised under the caption "Short-term debt".

  (ix)    Qualified Technological Equipment transactions

          In previous years, the Company entered into certain Qualified Technological Equipment transactions ("QTE"), whereby some telecommunications equipment was sold to certain foreign entities. Simultaneously, those foreign entities entered into leasing contracts with respect to the equipment with special purpose entities, which entered into conditional sale agreements to resell the related equipment to the Company. The Company maintains the legal possession of this equipment.

          These transactions correspond to a sale and lease-back transaction, and the equipment continued to be recorded on the Company's consolidated balance sheet. The Company obtained the majority of the economic benefits of the special purpose entities, and therefore those entities were fully consolidated in the Company's financial statements. Consolidated non-current assets include an amount equivalent to the proceeds of the sale of the equipment (Note 29), and non-current liabilities include the future payments under the leasing contract (Note 39). As at the balance sheet date, those amounts are measured at fair value.

          Up-front fees received from this transaction are recognised in net income on a straight-line basis during the period of the contracts.

m)   Own work capitalized

        Certain internal costs (materials, work force and transportation) incurred to build or produce tangible assets are capitalized only if:

  •
  the tangible assets are identifiable;

  •
  the tangible assets will generate future economic benefits which can be reliably estimated; and

  •
  development expenses can be reliably measured.

        The amounts capitalized are deducted from the corresponding operating costs incurred and no internally generated margin is recognised. When any of the above mentioned criteria is not met, the expense is recognised in net income.

        Financial costs are not capitalised and expenses incurred during investigation are recognised in net income when incurred.

n)    Leases

        Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases (Note 12). The classification of leases depends on the substance of the transaction and not on the form of the contract.

        Assets acquired under finance leases and the corresponding liability to the lessor, are accounted for using the finance method, in accordance with the lease payment plan (Note 34). Interest included in the rents and the depreciation of the assets are recognised in net income in the period they occur.

        Under operating leases, rents are recognised on a straight-line basis during the period of the lease (Note 13).

o)    Taxation

        Income tax expense represents the sum of the tax currently payable and deferred tax. Income tax is recognised in accordance with IAS 12.

        Portugal Telecom and PT Multimedia have adopted the tax consolidation regime in Portugal (currently known as the special regime for the taxation of groups of companies). The provision for income taxes is determined on the basis of the estimated taxable income for all the companies in which they hold at least 90% of the share capital and that are domiciled in Portugal and subject to Corporate Income Tax (IRC). The remaining Group companies not covered by the tax consolidation regimes of Portugal Telecom and PT Multimedia are taxed individually based on their respective taxable income, at the applicable tax rates.

        The tax currently payable is based on taxable income for the period, and the deferred tax is based on differences between the carrying amounts of assets and liabilities of the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

        Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is reasonably likely that taxable income will be available against which deductible temporary differences can be used, or when there are deferred tax liabilities whose reversal is expected in the same period in which the deferred tax assets are reverse. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that is no longer probable that sufficient taxable income will be available to allow for all or part of the asset to be recovered.

        Deferred tax is charged to net income, except when it relates to items charged or credited directly to shareholders' equity, in which case the deferred tax is also recognised directly in shareholders' equity.

p)    Revenue recognition

        Revenues from fixed line telecommunications are recognised at their gross amounts when services are rendered. Billings for these services are made on a monthly basis throughout the month. Unbilled revenues or revenues not billed by other operators but accrued or incurred as of the date of the financial statements are recorded based on estimates. Differences between accrued amounts and the actual unbilled revenues, which ordinarily are not significant, are recognised in the following period.

        Revenues from international telecommunications services are divided with the operators in the country in which calls are terminated based on traffic records of the country of origin and rates established in agreements with the various telecommunications operators. The operator of the country of origin of the traffic is responsible for crediting the operator of the destination country and, if applicable, the operators of the transit countries.

        Revenues from telephone line rentals are recognised as an operating lease in the period to which they apply, under the caption "Other revenues".

        Revenues from ISP services result essentially from monthly subscription fees and telephone traffic when the service is used by customers. These revenues are recognised when the service is rendered.

        Advertising revenues from telephone directories and related costs are recognised in the period in which the directories are effective. PT Comunicações has a contract with Páginas Amarelas whereby the latter is responsible for production, publishing and distribution of PT Comunicações's telephone directories, as well as for selling advertising space in the directories. The total cost to be paid by PT Comunicações for such services is set at a fixed 64% of its gross revenues from the sale of advertising space in telephone directories. Revenues from the sale of advertising space are invoiced directly by PT Comunicações to its corporate clients during the one-year advertising period. These revenues are recognized in earnings on a monthly basis during the period for the respective directory.

        Revenues from mobile telephony services result essentially from the use of the wireless network, by customers or other operators. The moment in which revenues are recognised and the corresponding caption are as follows:

Nature of the revenue	Caption	Moment of recognition
Use of the network	Services rendered	In the month the service is rendered
Interconnection fees	Services rendered	In the month the service is rendered
Roaming	Services rendered	In the month the service is rendered
Pre-paid cards	Services rendered	When the service is rendered
Terminal equipment and accessories	Sales	When the sale occurs

        Revenues from bundling services or products are allocated to each of its components based on its fair value and are recognised separately in accordance with the methodology adopted to each component.

        Revenues from the Pay-TV, Broadband and Telephony business segment of PT Multimedia result essentially from and are recognised as follows: (i) monthly subscription fees for the use of the service are recognised in the period the service is rendered; (ii) advertising placed on the cable television channels are recognised in the period the advertising is placed; (iii) rental of equipment is recognised in the period it is rented; and (iv) sale of equipment is recognised at the moment of sale.

        Revenues from the exhibition of films result from the sale of cinema tickets, and revenues from the distribution of films result from the sale to other cinema operators of distribution rights acquired by Lusomundo Audiovisuais from film producers and distributors. These revenues are recognised in the period of the exhibition or in the period of the sale of the rights.

q)    Foreign currency transactions and balances

        Transactions denominated in foreign currencies are translated to Euros at the exchange rates prevailing at the time the transactions are made. At the balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates prevailing at such date. The resulting gains or losses on foreign exchange transactions are recognised in net income. Exchange differences on non-monetary items, including goodwill, and on monetary items representing an extension of the related investment and where settlement is not expected in the foreseeable future, are recognized directly in shareholders' equity under the caption "Foreign currency translation adjustments", and included in the Statement of Recognised Income and Expenses.

        The financial statements of subsidiaries operating in other countries are translated to Euros, using the following exchange rates:

  •
  Assets and liabilities at exchange rates prevailing at the balance sheet date;

  •
  Profit and loss items at average exchange rates for the reported period;

  •
  Cash flow items at average exchange rates for the reported period, where these rates approximate the effective exchange rates (and in the remaining cases, at the rate effective on the day the transaction occurred); and

  •
  Share capital, reserves and retained earnings at historical exchange rates.

        The effect of translation differences is recognised in shareholders' equity under the caption "Foreign currency translation adjustments" and included in the Statement of Recognised Income and Expenses.

        The Group adopted the exception under IFRS 1 relating to cumulative translation adjustments as of 1 January 2004 and transferred this amount from "Foreign currency translation adjustments" to "Accumulated earnings". As from 1 January 2004, the Group has been recognizing all translation adjustments directly in shareholders' equity and therefore these amounts are transferred to net income only if and when the related investments are disposed of.

r)     Borrowing costs

        Borrowing costs related to loans are recognised in net income when incurred. The Group does not capitalise any borrowing costs related to loans to finance the acquisition, construction or production of any asset.

s)     Cash flow statement

        The consolidated statement of cash flows is prepared under IAS 7, using the direct method. The Group classifies all highly liquid investments purchased, with original maturity of three months or less, as cash and cash equivalents. The "Cash and cash equivalents" item presented in the statement of cash flows also includes overdrafts, classified in the balance sheet under "Short-term debt".

        Cash flows are classified in the statement of cash flows according to three main categories, depending on their nature: (1) operating activities; (2) investing activities; and (3) financing activities. Cash flows from operating activities include primarily collections from clients, payments to suppliers, payments to employees, payments relating to post retirement benefits and net payments relating to income taxes and indirect taxes. Cash flows from investing activities include primarily the acquisitions and disposals of investments in associated companies, dividends received from associated companies and purchase and sale of property, plant and equipment. Cash flows from financing activities include primarily borrowings and repayments of debt, payments of lease rentals, payments relating to interest and related expenses, acquisition and sale of treasury shares and payments of dividends to shareholders.

t)     Subsequent events (Note 47)

        Events that occur after the balance sheet date that could influence the value of any asset or liability as of that date are considered when preparing the financial statements for the period. Those events are disclosed in the notes to the financial statements, if material.

u)    Critical judgments and estimates

        In preparing the financial statements and accounting estimates herein, management has made use of its best knowledge of past and present events and used certain assumptions in relation to future events. The most significant accounting estimates reflected in the consolidated financial statements, are as follows:

  •
  Useful lives of tangible and intangible assets;

  •
  Recognition of provisions and adjustments;

  •
  Definition of actuarial assumptions for the assessment of post retirement liabilities;

  •
  Goodwill impairment analysis; and

  •
  Assessment of fair value of financial instruments.

        Estimates used are based on the best information available during the preparation of consolidated financial statements, although future events, neither controlled by the Company nor foreseeable by the Company, could occur and have an impact on the estimates. Changes to the estimates used by management, that occur after the date of the consolidated financial statements are recognised in net income, in accordance with IAS 8, using a prospective methodology.

        The main estimates used by management are included in the corresponding notes to the consolidated financial statements.

4.    Changes in accounting policies and estimates

        During the first half of 2007, no changes occurred in the accounting policies used by the Group, when compared to those ones used in 2006.

5.    Exchange rates used to translate foreign currency financial statements

        As at 30 June 2007 and 31 December 2006, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates:

Currency	Code	30 Jun 2007	31 Dec 2006
Argentine peso	ARS	4.1726	4.0474
Australian dollar	AUD	1.5885	1.6691
Botswana pula	BWP	8.3752	7.9313
Brazilian real	BRL	2.6024	2.8118
British pound	GBP	0.674	0.6715
Canadian dollar	CAD	1.4245	1.5281
Cape Verde Escudo	CVE	110.2650	110.2650
CFA franc	XOF	655.9570	655.9570
Chinese Yuan Renmimbi	CNY	10.2816	10.2793
Danish krone	DKK	7.4422	7.456
Hong Kong dollar	HKD	10.5569	10.2409
Hungarian forint	HUF	246.1500	251.7700
Japanese yen	JPY	166.6300	156.9300
Kenyan shilling	KES	90.2134	91.6632
Macao pataca	MOP	10.8736	10.5481
Moroccan dirham	MAD	11.1811	11.1354
Mozambique metical	MZN	35.1900	34.4700
Namibian dollar	NAD	9.5531	9.2124
Norwegian krone	NOK	7.9725	8.2380
São Tomé Dobra	STD	18,178.3	17,222.3
South African rand	ZAR	9.5531	9.2124
Swedisk krone	SEK	9.2525	9.0404
Swiss franc	CHF	1.6553	1.6069
Ugandan shilling	UGX	2,145.9	2,292.2
USDollar	USD	1.3505	1.317

        During the first half of 2007 and 2006, income statements of subsidiaries expressed in foreign currencies were translated using the following average exchange rates to the Euro:

Currency	Code	2007	2006
Argentine peso	ARS	4.1295	3.7961
Botswana pula	BWP	8.296	6.8988
Brazilian real	BRL	2.7218	2.6925
Cape Verde Escudo	CVE	110.2650	110.2650
CFA franc	XOF	655.9570	655.9570
Chinese Yuan Renmimbi	CNY	10.2805	9.8721
Hungarian forint	HUF	250.3783	260.5600
Kenyan shilling	KES	91.2021	89.2365
Macao pataca	MOP	10.7391	9.8224
Moroccan dirham	MAD	11.1524	10.989
Mozambique metical	MZN	35.1150	30.8875
Namibian dollar	NAD	9.5768	7.7668
São Tomé Dobra	STD	17,825.7	14,971.4
Swiss franc	CHF	1.6341	1.5613
Ugandan shilling	UGX	2,279.7	1,887.6
USDollar	USD	1.3344	1.2292

6.    Revenues

        Consolidated revenues by reportable segment in the first half of 2007 and 2006, are as follows:

	2007	2006
Wireline (Note 7.a)	936,211,293	991,049,705
Services rendered (Note 3.p)	901,932,468	966,441,864
Sales(i)	20,691,799	14,774,550
Other revenues(ii)	13,587,026	9,833,291
Domestic Mobile—TMN (Note 7.b)	690,144,062	685,959,001
Services rendered (Note 3.p)	631,745,842	627,879,251
Sales(i)	54,459,699	53,738,418
Other revenues(ii)	3,938,521	4,341,332
Brazilian Mobile—Vivo (Note 7.c)	1,140,307,875	1,014,402,164
Services rendered (Note 3.p)	1,032,962,270	855,281,771
Sales(i)	88,006,160	135,942,368
Other revenues(ii)	19,339,445	23,178,025
Other businesses(iii)	189,132,032	114,275,731
Services rendered	181,102,120	107,191,741
Sales	4,310,852	3,828,902
Other revenues	3,719,060	3,255,088

	2,955,795,262	2,805,686,601

(i)
These captions include mainly the sales of terminal equipment of the wireline business, namely fixed telephones and modems (internet access), and terminal mobile equipments of TMN and Vivo.

(ii)
Other revenues include mainly the benefits from contractual penalties imposed to customers, rentals of equipment and of other own infra-structures, and revenues resulting from consultancy projects.

(iii)
This caption is related to services rendered and sales of companies not included in reportable segments, including mainly Mobitel (call center operation in Brazil), MTC (mobile operator in Namíbia) and Cabo Verde Telecom (telecommunications operator).

        Consolidated revenues in the first half of 2007 and 2006 by geographic area, are as follows:

	2007	2006
Portugal	1,675,159,376	1,712,780,618
Brazil	1,172,873,049	1,045,621,625
Other countries	107,762,837	47,284,358

	2,955,795,262	2,805,686,601

7.    Segment reporting

        Portugal Telecom's primary basis of business segmentation is related to the nature of the services rendered and the type of technology used by its operating companies. This is the manner in which the Board of Directors oversee and control the business and also the manner in which financial information is internally organized and communicated. Accordingly, the business segments from the continuing operations as at 30 June 2007 and 2006 are as follows:

  a.
  Wireline (including Retail, Wholesale and Data and Corporate);

  b.
  Domestic Mobile (TMN); and

  c.
  Brazilian Mobile (Vivo).

        The Wireline segment includes PT Comunicações, PT Prime, PT.com and PT Corporate.

        In relation to the mobile businesses, Portugal Telecom has identified two different business segments, the "Domestic Mobile" and "Brazilian Mobile", due to the differences between licenses and technologies of both. In terms of technology, GSM/UMTS is the technology used by TMN, while CDMA is the main technology used by Vivo. Also, the telecommunications markets in Portugal and Brazil are substantially different in terms of economic and regulatory environment, classes of customers, suppliers and marketing strategies, which support PT's decision to establish the two different businesses.

        Portugal Telecom's secondary basis of segmentation is geographical, under which it distinguishes three segments:

  a.
  Portugal;

  b.
  Brazil; and

  c.
  Other countries.

        Segment information for the six-month periods ended 30 June 2007 and 2006 is presented below.

a)    Wireline

        Income statement of this reportable segment for the six months periods ended 30 June 2007 and 2006 are as follows:

	2007	2006
REVENUES
Services rendered—external customers (Note 6)	901,932,468	966,441,864
Services rendered—inter-segment	50,825,491	58,998,144
Sales—external customers (Note 6)	20,691,799	14,774,550
Sales—inter-segment	218,157	53,121
Other revenues—external customers (Note 6)	13,587,026	9,833,291
Other revenues—inter-segment	5,672,701	3,362,109

	992,927,642	1,053,463,079

COSTS, EXPENSES, LOSSES AND (INCOME)
Wages and salaries	126,808,645	138,976,823
Post retirement benefits(i)	(17,431,420)	23,798,000
Direct costs	172,366,091	172,447,918
Costs of products sold	18,416,713	15,878,587
Marketing and publicity	15,124,750	20,027,214
Support services	58,389,791	72,404,401
Supplies and external services	107,411,832	105,436,514
Indirect taxes	3,925,001	3,170,801
Provisions and adjustments	1,894,826	14,454,523
Depreciation and amortisation	162,664,049	170,876,102
Work force reduction program costs	83,824,850	13,100,398
Net gains on disposals of fixed assets(ii)	10,784,444	(1,649,857)
Other costs, net	12,083	3,048,633

	744,191,655	751,970,057

Income before financial results and taxes	248,735,987	301,493,022
Net interest income	1,073,613	(2,307,630)
Net foreign currency exchange losses (gains)	322,126	350,021
Net losses/(gains) on financial assets	(808,399)	(491,395)
Net other financial expenses	684,843	341,315

	1,272,183	(2,107,689)

Income before taxes	247,463,804	303,600,711
Minus: Income taxes	69,462,496	85,657,342

Net income	178,001,308	217,943,369

(i)
The change in this caption is primarily related to the recognition of prior years' service gains of Euro 37,245,920 in the first half of 2007 and Euro 14,642,000 in the first half of 2006, and to the reduction in the service cost following the reduction in healthcare benefits introduced at the end of 2006 (Note 9).

(ii)
In the first half of 2007, this caption includes approximately Euro 11 million related to the write-off of certain fixed assets (Note 33).

        Total assets and liabilities of this segment as at 30 June 2007 and 31 December 2006 are as follows:

	30 Jun 2007	31 Dec 2006
Assets	3,889,498,555	4,203,333,498
Liabilities	2,743,649,029	3,152,213,639

        Capital expenditures in tangible and intangible assets for this reportable segment for the first half of 2007 and 2006 were Euro 105 million and Euro 100 million, respectively.

        As at 30 June 2007 and 2006, the total staff in the wireline business was 6,979 and 7,723 employees, respectively.

b)    Domestic Mobile—TMN

        Income statement of this reportable segment for the six months periods ended 30 June 2007 and 2006 are as follows:

	2007	2006
Revenues
Services rendered—external customers (Note 6)	631,745,842	627,879,251
Services rendered—inter-segment	34,796,609	33,823,374
Sales—external customers (Note 6)	54,459,699	53,738,418
Sales—inter-segment	2,677,103	137,249
Other revenues—external customers (Note 6)	3,938,521	4,341,332
Other revenues—inter-segment	519,451	29,553

	728,137,225	719,949,177

Costs, expenses, losses and (income)
Wages and salaries	25,425,663	29,213,826
Direct costs	137,278,831	144,947,347
Costs of products sold	72,112,191	72,691,825
Marketing and publicity	12,707,316	11,560,365
Support services	20,244,058	15,880,520
Supplies and external services	113,582,589	109,889,061
Indirect taxes	14,206,783	13,726,481
Provisions and adjustments	5,165,082	3,267,757
Depreciation and amortisation	106,057,175	108,244,796
Work force reduction costs	608,143	—
Net losses on disposals of fixed assets	669,233	794,946
Other costs	1,165,819	410,061

	509,222,883	510,626,985

Income before financial results and taxes	218,914,342	209,322,192
Net interest income(i)	(6,429,767)	(1,624,931)
Net foreign currency exchange losses (gains)	74,779	477,936
Equity in losses of affiliated companies, net	825	6,979
Net other financial expenses	444,170	417,634

	(5,909,993)	(722,382)

Income before taxes	224,824,335	210,044,574
Minus: Income taxes	59,778,910	57,291,556

Net income	165,045,425	152,753,018

(i)
The increase in net interest income is related to the increase in cash flow generated by TMN in the last two years.

        Total assets and liabilities of this segment as at 30 June 2007 and 31 December 2006 are as follows:

	30 Jun 2007	31 Dec 2006
Assets	2,443,799,020	2,496,628,387
Liabilities	1,209,065,940	1,205,928,371

        Capital expenditures in tangible and intangible assets for this reportable segment for the first half of 2007 and 2006 were Euro 71 million and Euro 51 million, respectively.

        As at 30 June 2007 and 2006, the total staff in this segment was 1,126 and 1,165 employees, respectively.

c)     Brazilian Mobile

        Income statement of this reportable segment for the six months periods ended 30 June 2007 and 2006 are as follows:

	2007	2006
Revenues
Services rendered—external customers (Note 6)(i)	1,032,962,270	855,281,771
Sales—external customers (Note 6)	88,006,160	135,942,368
Other revenues—external customers (Note 6)	19,339,445	23,178,025
Other operating revenues—inter-segment	7,161	(41,158)

	1,140,315,036	1,014,361,006

Costs, expenses, losses and (income)
Wages and salaries	63,552,168	58,613,111
Direct costs(i)	195,047,393	79,164,207
Costs of products sold	190,753,812	200,662,711
Marketing and publicity	32,101,304	36,165,310
Support services	83,755,833	82,123,483
Supplies and external services	161,639,361	174,329,807
Indirect taxes	71,795,969	62,825,901
Provisions and adjustments(ii)	66,960,585	122,840,131
Depreciation and amortisation	243,074,432	255,317,965
Net losses (gains) on disposals of fixed assets	1,203,319	264,108
Other costs	1,404,096	3,406,715

	1,111,288,272	1,075,713,449

Income before financial results and taxes	29,026,764	(61,352,443)
Net interest expense(iii)	34,767,271	49,351,405
Net foreign currency exchange gains	(3,729,277)	(8,170,513)
Net losses (gains) on financial assets	2,591,368	(776,760)
Net other financial expenses(iv)	9,859,898	17,361,589

	43,489,260	57,765,721

Income before taxes	(14,462,496)	(119,118,164)
Minus: Income taxes	105,731	(422,307)

Net income	(14,568,227)	(118,695,857)

(i)
The increase in services rendered and in direct costs is primarily explained by the termination of the partial "Bill & Keep" interconnection regime in Brazil, which led to the gross recognition of interconnection revenues and costs (Note 10).

(ii)
The reduction in this caption is mainly explained by (1) the impact of a one-off provision recorded in the first half of 2006 (Euro 30 million) related to billing problems following the migration to a unified platform, and also (2) a lower level of provisions related to subscription fraud and premature insolvency.

(iii)
The reduction in net interest expenses is primarily related to the decrease in the average net debt of Vivo in the first half of 2007, as compared with the same period of last year.

(iv)
The reduction in this caption is primarily explained by financial taxes incurred in the first half of 2006 related to Vivo's debt restructuring occurred in that period.

        Capital expenditures in tangible and intangible assets for this reportable segment for the first half of 2007 and 2006 were Euro 105 million and Euro 115 million, respectively.

        A summarized balance sheet of 50% of the assets and liabilities of Vivo as at 30 June 2007 and 31 December 2006 is presented below:

	30 Jun 2007	31 Dec 2006
Current assets	901,633,264	902,752,315
Intangible assets	2,342,948,980	2,245,254,964
Tangible assets	1,159,993,903	1,131,810,840
Deferred taxes	384,794,302	351,507,323
Other non-current assets	155,420,624	142,454,925

Total assets	4,944,791,073	4,773,780,367

Current liabilities	997,810,831	1,059,188,211
Medium and long-term debt	494,198,334	517,255,183
Other non-current liabilities	106,197,539	87,071,963

Total liabilities	1,598,206,704	1,663,515,357

        As at 30 June 2007 and 2006, the total staff in this segment (50% of Vivo) was 2,747 and 2,884 employees, respectively.

d)    Reconciliation of revenues, net income and assets

        In the first half of 2007 and 2006, the reconciliation between revenues of reportable segments and consolidated revenues is as follows:

	2007	2006
Total relating to reportable segments	2,861,379,903	2,787,773,262
Total relating to other businesses(i)	326,761,626	234,087,923
Elimination of intragroup revenues	(232,346,267)	(216,174,584)

Total consolidated revenues	2,955,795,262	2,805,686,601

(i)
The increase in this caption is mainly related to the consolidation of MTC from September 2006, which contributed with Euro 57 million to PT's consolidated operating revenues in the first half of 2007, and to the improvement in operating revenues from Cabo Verde Telecom of Euro 10 million.

        In the first half of 2007 and 2006, the reconciliation between net income of reportable segments and consolidated net income, is as follows:

	2007	2006
Total relating to reportable segments	328,478,506	252,000,530
Total relating to other businesses(i)	20,199,526	(22,203,635)
Other items not included in reportable segments:
Net interest expense related with loans obtained at group level	(61,439,621)	(65,241,665)
Net foreign currency exchange gains (losses)	(697,069)	(5,714,447)
Net gains (losses) on financial assets(ii)	144,167,144	(14,070,018)
Equity accounting in earnings of affiliated companies	52,870,367	45,618,942
Income tax not included in reportable segments(iii)	(11,751,263)	207,921,504

Consolidated net income	471,827,590	398,311,211

(i)
The improvement in this caption is mainly related to the income before financial results and taxes of MTC in the first half of 2007 amounting to Euro 24 million, a company that was only acquired in September 2006.

(ii)
In the first half of 2007, this caption includes primarily (a) the gain of Euro 35,698,600 (Note 16) related to the disposal of the investment in Banco Espírito Santo, (b) the gain of Euro 77,428,725 (Note 41) related to the change in the fair value of the equity swaps over PT Multimedia shares up to its settlement date, and (c) the gain of Euro 31,247,010 (Note 16) related to the financial settlement of equity swaps over own shares.

(iii)
In the first half of 2006, this caption includes mainly (a) the recognition of a tax credit amounting to Euro 53 million (Note 18) related to the liquidation of a subsidiary, and (b) a gain of Euro 142 million (Note 18) resulting from the reduction of deferred tax liabilities following the adoption by the Company of the voluntary taxation regime for certain gains on the disposals of investments made in previous years, whose taxation was deferred at that time in accordance with the tax legislation.

        As at 30 June 2007 and 31 December 2006, the reconciliation between assets of reportable segments and consolidated assets is as follows:

	30 Jun 2007	31 Dec 2006
Total assets relating to reportable segments(i)	11,278,088,648	12,625,567,751
Total assets relating to discontinued operations (Note 19)	1,105,918,714	—
Total assets relating to other businesses and eliminations(ii)	529,758,144	894,074,388
Other items not included in reportable segments:
Investments in group companies and other investments(iii)	493,161,176	585,838,311
Goodwill (Note 32)	61,946,719	65,768,850

Total consolidated assets	13,468,873,401	14,171,249,300

(i)
As at 31 December 2006, this caption includes Euro 1,151,825,499 related to PT Multimédia segment, which as at 30 June 2007 was recognized as a discontinued operation.

(ii)
The decrease in this caption is primarily related to the reduction on the short-term investments held by the Group, as explained in Note 23.

(iii)
The reduction in this caption is primarily explained by the sale of the investment in Banco Espírito Santo, which as at 31 December 2006 amounted to Euro 95,340,000 (Note 31).

        As at 30 June 2007 and 31 December 2006, the reconciliation between liabilities of reportable segments and consolidated liabilities is as follows:

	30 Jun 2007	31 Dec 2006
Total liabilities relating to reportable segments(i)	5,550,921,673	6,572,770,085
Total liabilities relating to discontinued operations (Note 19)	549,665,191	—
Total liabilities relating to other businesses and eliminations	(309,990,308)	(252,389,174)
Other items not included in reportable segments:
Gross debt	4,789,554,874	4,744,830,451

Total consolidated liabilities	10,580,151,430	11,065,211,362

(i)
As at 31 December 2006, this caption includes Euro 551,112,718 related to PT Multimédia segment, which as at 30 June 2007 was recognized as a discontinued operation.

        Total assets, liabilities, tangible assets and intangible assets by geographic area as at 30 June 2007 and 31 December 2006 and capital expenditures for tangible and intangible assets in the first half of 2007 and 2006 are as follows:

	30 Jun 07				First half of 2007
	Total assets	Total liabilities	Tangible assets	Intangible assets	Capital expenditures for tangible and intangible assets
Portugal	7,892,699,937	5,784,996,080	2,278,477,833	726,610,615	180,613,345
Brazil	5,132,657,134	1,626,736,990	1,174,419,061	2,348,205,216	108,350,343
Other(i)	443,516,330	3,168,418,360	113,395,326	90,461,260	17,866,341

	13,468,873,401	10,580,151,430	3,566,292,220	3,165,277,091	306,830,029

	31 Dec 06				First half of 2006
	Total assets	Total liabilities	Tangible assets	Intangible assets	Capital expenditures for tangible and intangible assets
Portugal	8,754,295,771	6,131,463,187	2,685,753,152	1,148,693,900	158,815,282
Brazil	4,866,913,022	1,690,551,545	1,145,651,310	2,249,235,370	117,704,471
Other(i)	550,040,507	3,243,196,630	110,628,728	92,951,993	4,448,032

	14,171,249,300	11,065,211,362	3,942,033,190	3,490,881,263	280,967,785

(i)
As at 30 June 2007, assets and liabilities of other geographic areas included Euro 98,218,912 and Euro 3,088,702,898 respectively, related to PT Finance, the group finance subsidiary incorporated in the Netherlands. The assets of PT Finance correspond mainly to short-term investments and the liabilities correspond mainly to loans obtained in financial markets, which are then used to finance the Company's businesses primarily in Portugal. As at 31 December 2006, assets and liabilities of other geographic areas include Euro 195,242,342 and Euro 3,158,205,855 respectively, related to PT Finance.

8.    Wages and salaries

       During the six months periods ended 30 June 2007 and 2006, this caption consists of:

	2007	2006
Salaries	257,572,543	270,478,520
Employee Benefits	49,903,307	46,182,128
Health care	6,544,743	5,551,374
Social care	2,154,424	2,820,946
Learning	2,952,584	3,943,892
Insurance	2,194,042	2,234,235
Other	1,291,544	1,018,645

	322,613,187	332,229,740

9.    Post retirement benefits

9.1.  Pension benefits

        As referred to in Note 3.h, PT Comunicações is responsible for the payment of pensions and pension supplements to retired, suspended and active employees. These liabilities, which are estimated based on actuarial valuations, are as follows:

  a)
  Retirees and employees of Telecom Portugal ("Plan CGA") hired prior to 14 May 1992, or who were retired on that date, are entitled to receive a pension benefit from PT Comunicações. Employees hired after that date are covered by the general Portuguese government social security system. Suspended employees are also entitled to receive a benefit payment equal to 90% of salary prior to leaving service (with an annual increase in some cases).

  b)
  Retirees and employees of TLP hired prior to 23 June 1994 are entitled to receive a pension supplement from PT Comunicações, which complements the pension paid by the Portuguese social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 80% of their base salaries at the time of pre-retirement) until they reach the Portuguese social security retirement age. After that date, these former employees become entitled to the pension supplement. Suspended employees are also entitled to receive a benefit payment normally equal to 90% of salary prior to leaving service (with an annual increase in some cases).

  c)
  Retirees and employees of TDP hired prior to 23 June 1994 are entitled to receive a pension supplement from PT Comunicações, which complements the pension paid by the Portuguese social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 80% of their base salaries at the time of the pre-retirement) until they reach the Portuguese social security retirement age. After that date, these employees have the right to this pension supplement. Suspended employees are also entitled to receive a benefit payment normally equal to 90% of salary prior to leaving service (with an annual increase in some cases).

  d)
  Retirees and employees of Companhia Portuguesa Rádio Marconi, SA ("Marconi", a company merged into PT Comunicações in 2002) hired prior to 1 February 1998 are entitled to a pension benefit from Caixa Marconi and to two different supplemental pension benefits ("Marconi Fundo de Melhoria" and "Marconi Complementary Fund"). Employees hired by PT Comunicações or any of its predecessor companies after the dates indicated above are not entitled to these benefits, as they are covered by the general Portuguese government social security system.

  e)
  On retirement, PT Comunicações pays a lump sum gratuity of a fixed amount which depends on the length of service completed by the employee.

        PT SI and DCSI employees who were transferred from PT Comunicações and Marconi and were covered by any of the pension plans described above maintain the right to such benefits.

        The actuarial valuations for these plans, as at 30 June 2007 and 2006 and as at 31 December 2006, were computed based on the projected unit credit method and considered the following actuarial assumptions and rates:

	30 Jun 07	31 Dec 06	30 Jun 06
Rate of return on long-term fund assets	6.00%	6.00%	6.00%
Pensions liabilities' discount rate	5.25%	4.75%	5.00%
Salaries liabilities' discount rate	4.75%	4.25%	4.25%
Salary growth rate	2.25%	2.25%	3.00%
Pension growth rate	1.75%	1.75%	2.00%
Inflation rate	1.75%	1.75%	2.00%

        The discount rate for pension liabilities was computed based on long-term yield rates of high-rating bonds as of the balance sheet date for maturities comparable to those liabilities.

        The rate of return on long-term fund assets was estimated based on historical information on the return of portfolio assets, the expected portfolio in future years (defined in accordance with the expected maturity of the liabilities) and certain financial market performance indicators usually considered in market analysis.

        Salary growth rate was established considering a 50 bp yield above inflaction. This assumption is in line with PT Comunicações' policy for wages and salaries.

        The demographic assumptions considered as at 30 June 2007 and 2006 and 31 December 2006 were as follows:

        Mortality table:

Employees (while in active service):
Males	AM (92)
Females	AF (92)
Pensioners:
Males	PA (90)m adjusted
Females	PA (90)f adjusted

    Disability table: Swiss Reinsurance Company

    Turnover of employees: Nil

        Demographic assumptions considered by Portugal Telecom are based on mortality tables generally accepted for actuarial valuation purposes, with these tables being periodically adjusted to reflect the mortality experience occurred in the closed universe of the plan participants.

        During the first half of 2007 Dec-Law 187/2007 was published, which introduced some changes to pension formulas in order to guarantee the long-term financial sustainability of the Portuguese social security system. These changes are also applied to some of PT Comunicações plans, which led to a reduction in the total pension liability. In addition, PT Comunicações reduced the benefits granted under the same pension plans. The impact of the above mentioned changes to benefits, reduced PT's pension liability by Euro 42,776,920, of which Euro 37,245,920 was recognized as a prior year service gain, since it was related to vested rights, and the remaining Euro 5,531,000 was related to unvested rights and therefore was deferred up to the retiment date (Note 3.h).

        Based on the actuarial studies, the benefit obligation and the fair value of the pension funds as at 30 June 2007 and 31 December 2006 are as follows:

	30 Jun 07	31 Dec 06
Projected benefit obligation:
Pension and pension supplements	2,825,499,466	3,073,825,333
Salaries and gratuities to pre-retired and suspended employees	991,516,038	997,670,254

	3,817,015,504	4,071,495,587
Pension funds assets at fair value	(2,458,206,970)	(2,263,925,000)

Unfunded pension obligations	1,358,808,534	1,807,570,587
Prior years' service gains(i)	5,531,000	—

Present value of unfunded pension obligations (Note 9.3)	1,364,339,534	1,807,570,587

(i)
This caption refers to the component of the prior years' service gain resulting from the changes in the benefits granted under pension plans introduced during the first half of 2007, related to unvested rights. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees (15 years).

        As at 30 June 2007 and 31 December 2006, the portfolio of pension funds was as follows:

	30 Jun 07		31 Dec 06
	Amount	%	Amount	%
Equities(i)	1,183,656,703	48.2%	1,024,536,020	45.3%
Bonds	784,189,484	31.9%	726,262,119	32.1%
Property(ii)	178,842,867	7.3%	264,172,280	11.7%
Cash, treasury bills, short-term stocks and other current assets	311,517,916	12.7%	248,954,581	11.0%

	2,458,206,970	100.0%	2,263,925,000	100.0%

(i)
As at 30 June 2007 and 31 December 2006, this caption includes investments in PT shares and in shares of related parties, as follows:

	30 Jun 2007		31 Dec 2006
	Number of shares	Amount	Number of shares	Amount
Banco Espírito Santo	11,204,497	184,650,111	13,107,904	178,529,652
Telefónica	7,631,820	126,230,303	8,928,305	143,924,277
Portugal Telecom	3,315,892	33,921,575	3,887,262	38,250,658

		344,801,989		360,704,587

(ii)
As at 30 June 2007, this caption includes certain properties that have been rented to PT Group companies, which represent approximately 89% of the value of property investments held by the funds.

        During the first half of 2007 and 2006, the movement in the plan assets was as follows:

	2007	2006
Opening balance of the plan assets	2,263,925,000	2,200,172,000
Actual return on assets	112,255,000	26,591,000
Payments of benefits	(71,450,000)	(66,893,000)
Contributions made by the Company	148,919,970	46,795,000
Participants' contributions	4,557,000	1,938,000

Closing balance of the plan assets	2,458,206,970	2,208,603,000

        A summary of the components of the net periodic pension cost recorded in the first half of 2007 and 2006 is presented below:

	2007	2006
Service cost	6,963,000	11,268,000
Interest cost	91,907,520	87,533,000
Expected return on plan assets	(72,247,000)	(65,404,000)
Prior years' service gains	(37,245,920)	(14,642,000)

Sub total (Note 9.5)	(10,622,400)	18,755,000
Curtailment costs (Note 9.5)	79,540,451	11,961,800

Pensions cost	68,918,051	30,716,800

        Actuarial gains and losses resulting essentially from changes in actuarial assumptions or differences between those actuarial assumptions and actual data are recognised directly in shareholders' equity.

During the first half of 2007 and 2006, the movement in accumulated net actuarial losses was as follows:

	2007	2006
Opening balance (Note 40.6)	1,404,159,583	1,653,137,579
Change in actuarial assumptions (Note 9.6)	(208,920,016)	(247,027,288)
Differences between actual data and actuarial assumptions (Note 9.6):
Pension benefit obligation related	(38,100,994)	—
Asset related	(40,008,000)	38,813,524

Closing balance (Note 40.6)	1,117,130,573	1,444,923,815

        During the first half of 2007, the change in actuarial assumptions corresponds to the effect of the increase in the discount rate from 4.75% to 5.25% for pension liabilities and from 4.25% to 4.75% for salary liabilities, reflecting the evolution of market yields. In the first half of 2006, the change in actuarial assumptions corresponds to the effect of the the increase in the discount rate from 4.5% to 5.0% for pension liabilities and from 3.5% to 4.25% for salary liabilities.

9.2.    Health care benefits

        As referred to in Note 3.i, PT Comunicações is responsible for the payment of post retirement health care benefits to certain active employees, suspended employees, pre-retired employees, retired employees and their eligible relatives. Health care services are rendered by PT-ACS, which was incorporated with the only purpose of managing the Company's Health Care Plan.

        This plan sponsored by PT Comunicações includes all employees hired by PT Comunicações until 31 December 2003 and by Marconi until 1 February 1998. Certain employees of PT SI and DCSI who were transferred from PT Comunicações are also covered by this health care plan.

        The financing of the Health Care Plan in assured by defined contributions made by participants to PT-ACS and the remainder by PT Comunicações, which incorporated an autonomous fund in 2004 for this purpose.

        In the second half of 2006, PT Comunicações made some changes to the Health Care Plan in order to maintain its long-term sustainability and financing. These changes included mainly a reduction in the amount that PT Comunicações pays for each medical act and an increase in participants' contributions (from 1.7% of salary in 2007 until 2.1% of salary in 2009), with these effects leading to a reduction in health care benefit obligations at the end of 2006 and to a reduction in future service costs.

        In addition, in December 2006 PT Comunicações and SNS agreed to terminate the Protocol entered into in 2004 related to the Health Care Plan. In connection with this Protocol, SNS paid to PT Comunicações an annual amount per participant, and PT Comunicações paid the health care expenses incurred by its participants in SNS's hospitals network. Historically, this Protocol presented a deficit situation for PT Comunicações, with this trend being included in the unfunded health care benefit obligations.

        The actuarial valuations for these plans, as at 30 June 2007 and 2006 and 31 December 2006, were computed based on the projected unit credit method and considered the following actuarial assumptions and rates:

	30 Jun 07	31 Dec 06	30 Jun 06
Rate of return on long-term fund assets	6.00%	6.00%	6.00%
Health care liabilities' discount rate	5.25%	4.75%	5.00%
Health care cost trend rate:
Next four years	3.50%	3.50%	3.50%
Years thereafter	2.75%	2.75%	3.00%
Salary growth rate	2.25%	2.25%	3.00%
Inflation rate	1.75%	1.75%	2.00%

        The discount rate for health care liabilities was computed based on long-term yield rates of high-rating bonds as of the balance sheet date for maturities comparable to those liabilities.

        The rate of return on long-term fund assets was estimated based on historical information on the return of portfolio assets, the expected portfolio in future years (defined in accordance with the expected maturity of the liabilities) and certain financial market performance indicators usually considered in market analysis.

        Health care cost trend rate was estimated based on specific indicators for this sector and historical information, with the long-term rate being computed also based on the inflation rate.

        The demographic assumptions considered as at 30 June 2007 and 2006 and 31 December 2006 were as follows:

        Mortality table:

Employees (while in active service):
Males	AM (92)
Females	AF (92)
Pensioners:
Males	PA (90)m adjusted
Females	PA (90)f adjusted

          Disability table: Swiss Reinsurance Company

          Turnover of employees: Nil

        Demographic assumptions considered by Portugal Telecom are based on mortality tables generally accepted for actuarial valuation purposes, with these tables being periodically adjusted to reflect the mortality experience occurred in the closed universe of the plan participants.

        Based on the actuarial studies, the benefit obligation and the fair value of health care funds as at 30 June 2007 and 31 December 2006 are as follows:

	30 Jun 07	31 Dec 06
Accumulated health care benefit obligation	462,434,851	491,102,185
Plan assets at fair value	(589,507,421)	(644,224,704)

Excessive funding of pension obligations	(127,072,570)	(153,122,519)
Prior years' service gains(i)	17,967,000	19,062,000

Present value of excessive funding of pension obligations (Note 9.3)	(109,105,570)	(134,060,519)

(i)
This caption refers to the component of the prior years' service gain resulting from the changes in the health care plan occurred at the end of 2006 related to those benefits that are not yet vested. This amount will be recognized in earnings during the estimated period in which those benefits will be earned by employees (18 years).

        As at 30 June 2007 and 31 December 2006, the portfolio of the Company's autonomous fund to cover post retirement health care benefit obligations was as follows:

	30 Jun 07		31 Dec 06
	Amount	%	Amount	%
Equities	250,080,443	42.4%	289,205,401	44.9%
Bonds	247,638,188	42.0%	260,860,332	40.5%
Cash, treasury bills, short-term stocks and other current assets	91,788,790	15.6%	94,158,971	14.6%

	589,507,421	100.0%	644,224,704	100.0%

        During the first half of 2007 and 2006, the movement in the plan assets was as follows:

	2007	2006
Opening balance of the plan assets	644,224,704	315,576,000
Actual return on assets	20,507,000	(7,588,000)
Refund of expenses paid on account by PT Comunicações	(75,224,283)	—
Contributions made by PT Comunicações	—	300,000,000

Closing balance of the plan assets	589,507,421	607,988,000

        A summary of the components of the net periodic post retirement health care cost in the first half of 2007 and 2006 is presented below:

	2007	2006
Service cost	1,366,184	3,530,500
Interest cost	11,443,000	20,123,000
Expected return on plan assets	(18,971,000)	(18,468,000)
Prior years' service gains	(514,000)	—

Sub total (Note 9.5)	(6,675,816)	5,185,500
Curtailment costs (Note 9.5)	2,435,000	483,000

	(4,240,816)	5,668,500

        Actuarial gains and losses, resulting essentially from changes in actuarial assumptions or differences between those actuarial assumptions and actual data, are computed periodically by the actuary and are recognised directly in shareholders' equity. During the first half of 2007 and 2006, the movements in accumulated net actuarial losses were as follows:

	2007	2006
Opening balance (Note 40.6)	246,438,253	316,875,470
Change in actuarial assumptions (Note 9.6)	(33,044,160)	(65,075,012)
Differences between actual data and actuarial assumptions (Note 9.6):
Assets related	(1,536,000)	26,056,000

Closing balance (Note 40.6)	211,858,093	277,856,458

        During the first half of 2007, the change in actuarial assumptions corresponds to the effect of the increase in the discount rate from 4.75% to 5.25%. During the first half of 2006, the change in actuarial assumptions corresponds to the effect of the increase in the discount rate from 4.5% to 5.0%.

9.3.    Responsibilities for post retirement benefits

        The movements occurred in the responsibilities for post retirement benefits during the year ended 31 December 2006 and the six months period ended 30 June 2007 were as follows:

	Pension benefits (Note 9.1)	Health care benefits (Note 9.2)	Total
Balance as at 31 December 2005	2,038,652,313	597,231,431	2,635,883,744
Changes in consolidation perimeter(i)	1,270,982	1,241,684	2,512,666
Net periodic pension cost/(gain)	44,653,706	(116,768,684)	(72,114,978)
Work force reduction program costs	197,304,200	11,609,762	208,913,962
Termination of Protocol with SNS	—	(220,417,000)	(220,417,000)
Payments and contributions	(225,332,618)	(336,520,495)	(561,853,113)
Net actuarial gains	(248,977,996)	(70,437,217)	(319,415,213)

Balance as at 31 December 2006	1,807,570,587	(134,060,519)	1,673,510,068

Net periodic pension cost/(gain) (Note 9.5)	(10,622,400)	(6,675,816)	(17,298,216)
Work force reduction program costs (Note 9.5)	79,540,451	2,435,000	81,975,451
Payments, contributions and refunds (Note 9.4)	(225,120,094)	63,775,925	(161,344,169)
Net actuarial losses (Note 9.6)	(287,029,010)	(34,580,160)	(321,609,170)

Balance as at 30 June 2007	1,364,339,534	(109,105,570)	1,255,233,964

(i)
In 2006, this caption relates to the accrued post retirement liability of DCSI, a company acquired during 2006.

        Certain post retirement benefit plans have a surplus position, therefore according to IAS 19 they should be presented in the balance sheet separately from those plans with a deficit position. As at 30 June 2007 and 31 December 2006, net post retirement obligations were recognized in the balance sheet as follows:

	30 Jun 07	31 Dec 06
Plans with a deficit position:
Pensions	1,376,343,328	1,807,570,587
Healthcare	2,253,688	—

	1,378,597,016	1,807,570,587

Plans with a surplus position:
Pensions	(12,003,794)	—
Healthcare	(111,359,258)	(134,060,519)

	(123,363,052)	(134,060,519)

	1,255,233,964	1,673,510,068

9.4.    Cash flow relating to pension plans

        During the first half of 2007 and 2006, the payments and contributions regarding post retirement benefits were as follows:

	2007	2006
Pension benefits
Contributions to the funds	148,919,970	46,795,000
Payments of salaries to pre-retired and suspended employees	76,200,124	72,191,222

Sub total (Note 9.3)	225,120,094	118,986,222

Health care benefits
Refund of expenses paid on account by PT Comunicações	(75,224,283)	—
Payments to PT ACS	11,448,358	15,624,844
Contributions to the fund	—	300,000,000

Sub total (Note 9.3)	(63,775,925)	315,624,844

	161,344,169	434,611,066

9.5.    Post retirement benefit costs

        In the first half of 2007 and 2006, post retirement benefit costs and net work force reduction program costs were as follows:

	2007	2006
Post retirement benefits:
Pension benefits (Notes 9.1 and 9.3)	(10,622,400)	18,755,000
Health care benefits (Notes 9.2 and 9.3)	(6,675,816)	5,185,500

	(17,298,216)	23,940,500

Curtailment costs, net
Work force reduction program
Pensions (Notes 9.1 and 9.3)	79,540,451	11,961,800
Health care (Notes 9.2 and 9.3)	2,435,000	483,000
Termination payments	2,457,541	12,604,191

	84,432,992	25,048,991

        The impact of an increase (decrease) by 1% in the rate of return on long-term fund assets would have led to a decrease (increase) of post retirement benefit costs in the six months period ended 30 June 2007 by approximately Euro 15 million, related to the increase (decrease) in expected return on assets.

9.6.    Net actuarial gains

        In the first half of 2007 and 2006, the net actuarial gains recorded in the Statement of Recognised Income and Expenses were as follows:

	2007	2006
Changes in actuarial assumptions
Pension benefits (Notes 9.1 and 9.3)	(208,920,016)	(247,027,288)
Health care benefits (Notes 9.2 and 9.3)	(33,044,160)	(65,075,012)

	(241,964,176)	(312,102,300)

Differences between actual data and actuarial assumptions
Pension benefits (Notes 9.1 and 9.3)	(78,108,994)	38,813,524
Health care benefits (Notes 9.2 and 9.3)	(1,536,000)	26,056,000

	(79,644,994)	64,869,524

	(321,609,170)	(247,232,776)

10.    Direct costs

        During the six months periods ended 30 June 2007 and 2006, this caption consists of:

	2007	2006
Telecommunications costs(i)(ii)	344,483,092	231,866,909
Directories (Note 3.p)	34,597,305	38,455,787
Leasings of sites(ii)	28,020,346	26,674,992
Other	21,004,491	15,650,233

	428,105,234	312,647,921

(i)
The increase in telecommunications costs is mainly related to the termination of the partial "Bill & Keep" interconnection regime in Brazil (Note 7.c).

(ii)
During the six months periods ended 30 June 2007 and 2006, these captions include costs related to operating leases of capacity totaling Euro 56,918,252 and Euro 51,381,065, respectively (Note 13).

11.    Costs of products sold

        During the six months periods ended 30 June 2007 and 2006, this caption consists of:

	2007	2006
Costs of products sold	278,148,006	284,755,630
Increases in adjustments for inventories (Note 38)	160,377	1,229,539
Reductions in adjustments for inventories (Note 38)	(1,941,543)	(123)

	276,366,840	285,985,046

12.    Supplies and external services

        During the six months periods ended 30 June 2007 and 2006, this caption consists of:

	2007	2006
Commissions	124,433,647	134,211,842
Specialized work	83,741,521	81,192,220
Maintenance and repairs	79,443,110	72,500,309
Operating leases (Note 13)	28,998,192	30,313,018
Electricity	37,974,812	33,432,322
Communications	10,462,792	10,785,243
Installation and removal of terminal equipment	9,040,425	7,955,624
Travelling	6,018,494	6,845,345
Surveillance and security	7,151,484	6,627,357
Fuel, water and other fluids	5,693,670	5,756,388
Office material	4,769,493	4,953,600
Insurance	4,565,765	6,237,138
Transportation	4,908,485	5,087,522
Cleaning expenses	4,327,875	4,135,646
Other	47,363,591	43,071,630

	458,893,356	453,105,204

13.    Operating leases

        During the six months periods ended 30 June 2007 and 2006, operating lease costs were recognised in the following captions:

	2007	2006
Direct costs—capacity (Note 10)	56,918,252	51,381,065
Supplies and external services (Note 12)(i)	28,998,192	30,313,018

	85,916,444	81,694,083

(i)
This caption is mainly related to rentals of property and leases of transportation equipment.

        As at 30 June 2007, the Company's obligations under operating lease contracts mature as follows:

Short-term	121,701,385
Second half of 2008	28,375,291
2009	52,002,085
2010	42,551,962
2011	36,018,636
First half of 2012	17,093,468
Second half of 2012 and following periods	124,004,570

421,747,397

14.    Indirect taxes

        During the six months periods ended 30 June 2007 and 2006, this caption consists of:

	2007	2006
Spectrum fees(i)	61,088,789	55,094,881
Value added tax	11,228,025	15,796,575
Other indirect taxes(ii)	25,024,258	19,047,760

	97,341,072	89,939,216

(i)
This caption includes primarily spectrum fees from Vivo and TMN, which in the first half of 2007 amounted to Euro 46 million and Euro 14 million, respectively, while in the same period of last year amounted to Euro 41 million and Euro 13 million, respectively.

(ii)
This caption includes mainly indirect taxes from Vivo related to Fust (fund to facilitate the general access to telecommunications services) and Funtel (National Telecommunications Fund), as well as other municipal, federal and state taxes in Brazil.

15.    Other costs, net

        During the six months periods ended 30 June 2007 and 2006, this caption consists of:

	2007	2006
Donations	3,128,542	4,728,049
Tax fines	505,065	646,676
Other(i)	11,302,436	14,785,643

	14,936,043	20,160,368

(i)
During the six months periods ended 30 June 2007 and 2006, this caption includes mainly expenses incurred by Portugal Telecom amounting to respectively Euro 7 million and Euro 13 million, related to the tender offer launched against Portugal Telecom by Sonaecom in the first half of 2006.

16.    Losses and (gains) on financial assets

        During the six months periods ended 30 June 2007 and 2006, this caption consists of:

	2007	2006
Derivatives(i)	(104,450,608)	11,616,497
Disposal of the investment in Banco Espírito Santo (Notes 7.d, 18 and 31)	(35,698,600)	—
Real estate investments(ii)	(403,019)	(161,112)
Other, net(iii)	(1,831,948)	1,346,478

	(142,384,175)	12,801,863

(i)
In the first half of 2007 and 2006, this caption includes respectively net gains of Euro 73,203,598 and net losses of Euro 20,024,647, related to changes in the fair value of derivative financial instruments classified as held for trading (Note 41). In addition, this caption also includes a gain of Euro 31,247,010 (Notes 7.d, 40.3 and 43.f) recorded in the first half of 2007 related to the financial settlement of equity swaps over 48,810,043 own shares (Note 40.3), and a gain of Euro 8,408,150 recorded in the first half of 2006 related to dividends obtained by PT on the equity swap over PT Multimedia's shares.

(ii)
This caption includes gains related to rents received from real estate rented to third parties, net of the amortization of these assets (Note 31).

(iii)
In the first half of 2007, this caption includes mainly a gain of Euro 2,632,000 related to dividends received from Banco Espirito Santo (Note 43.e). In the first half of 2006, this caption includes primarily a cost of Euro 1,136,737 related to the devaluation of the Iris Capital Fund, and includes also a gain of Euro 1,344,000 related to dividends received from Banco Espirito Santo (Note 43.e).

17.    Net other financial expenses

        During the six months periods ended 30 June 2007 and 2006, this caption consists of:

	2007	2006
Bank commissions and expenses	12,975,010	15,912,018
Other	4,922,145	13,750,091

	17,897,155	29,662,109

18.    Income taxes

        From 1 January 2007, Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax ("IRC") at a rate of 25%, which is increased up to a maximum of 1.5% of collectible profit through a municipal tax, leading to an aggregate tax rate of approximately 26.5%. In 2006, the Corporate Income Tax was increased up to 10%, leading to an aggregate tax rate of approximately 27.5%. In calculating taxable income, to which the above tax rate is applied, non-tax-deductible amounts are added to or subtracted from book entries. These differences between book and taxable entries can be temporary or permanent.

        Portugal Telecom and PT Multimedia adopted the tax consolidation regime for groups of companies, which apply to all companies in which they hold at least 90% of the capital stock and that comply with Article 63 of the Portuguese Corporate Income Tax Law. Income taxes from the tax consolidation of PT Multimédia is presented in the consolidated income statement under the caption "Discontinued operations" (Note 19).

        In accordance with Portuguese tax legislation, income tax returns are subject to review and adjustment by the tax authorities during the period of four calendar years (five years for social security, and ten years for the contributions made with respect to the years before 2001), except when there are tax losses, tax benefits were granted, or when tax inspections, claims or appeals are in progress, in which case the time periods are extended or suspended. The Board of Directors of Portugal Telecom, based on information from its tax advisors, believes that any adjustment which may result from such reviews or adjustments, as well as other tax contingencies, would not have a material impact on the consolidated financial statements as at 30 June 2007, except for the situations where provisions have been recognised (Note 38).

a)    Deferred taxes

        During the six months periods ended 30 June 2007 and 2006, the movements in deferred tax assets and liabilities were as follows:

	Balance 31 DEC 2006	Changes in the consolidation perimeter(i)	Net income(ii)	Accumulated earnings	Foreign currency translation adjustments	Other	Balance 30 Jun 2007
Deferred tax assets
Accrued post-retirement liability	443,480,168	—	(25,616,738)	(85,226,430)	—	—	332,637,000
Tax losses carryforward(iii)	272,545,978	(73,229,713)	(1,249,472)	—	15,980,495	—	214,047,288
Provisions and adjustments	112,663,562	(14,931,534)	(6,154,558)	—	4,199,365	—	95,776,835
Additional contribution to pension funds	203,542,091	—	(4,518,650)	—	—	—	199,023,441
Financial instruments	13,224,001	—	(911,828)	—	(64,884)	—	12,247,289
Other	121,551,354	(956,783)	(862,817)	—	9,875,258	(40,928)	129,566,084

	1,167,007,154	(89,118,030)	(39,314,063)	(85,226,430)	29,990,234	(40,928)	983,297,937

Deferred tax liabilities
Revaluation of fixed assets	14,342,405	(29,169)	(726,413)	—	—	—	13,586,823
Gains on disposals of investments	3,176,409	—	(231,394)	—	—	—	2,945,015
Financial instruments	11,660,352	—	(4,310,612)	(7,349,740)	—	—	—
Other	61,198,651	—	(7,531,848)	—	(657,537)	—	53,009,266

	90,377,817	(29,169)	(12,800,267)	(7,349,740)	(657,537)	—	69,541,104

		(89,088,861)	(26,513,796)	(77,876,690)	30,647,771	(40,928)

(i)
Changes in the consolidation perimeter are primarily related to deferred tax asssets and liabilities from PT Multimedia, which as at 30 June 2007 are included under the captions "Assets related to discontinued operations" and "Liabilities related to discontinued operations", respectively.

(ii)
The movements in deferred tax assets and liabilities recorded through net income include the recognition of a deferred tax asset of Euro 4,823,000 (Note 19) related to the tax effect of a provision recorded by Portugal Telecom for the spin-off of PT Multimedia amounting to Euro 18,200,000 (Note 19).

(iii)
As at 30 June 2007, this caption includes the deferred tax assets related to tax losses carryforward recognised by Vivo. Tax losses from Vivo, amounting to Euro 630 million, have no maturity but can only be used up to a limit of 30% of tax gains of each period. The changes in the consolidation perimeter correspond to the deferred tax assets related to tax losses carryforward of PT Multimedia, following the classification of this business as a discontinued operation (Note 19).

	Balance 31 DEC 2005	Changes in the consolidation perimeter	Net income(i)	Accumulated earnings	Foreign currency translation adjustments	Taxes payable (Note 27)	Other	Balance 30 Jun 2006
Deferred tax assets
Accrued post-retirement liability	720,255,233	—	(108,815,191)	(67,556,356)	—	—	—	543,883,686
Tax losses carryforward	286,876,872	—	—	—	(534,582)	(134,584,500)	71,922	151,829,712
Provisions and adjustments	133,288,748	21,038	8,096,392	—	(912,015)	—	—	140,494,163
Additional contribution to pension funds	139,990,269	—	67,545,048	—	—	—	—	207,535,317
Financial instruments	18,477,273	—	(132,797)	(5,402,142)	79,608	—	—	13,021,942
Other	88,922,614	—	1,591,510	—	(10,874)	—	913,407	91,416,657

	1,387,811,009	21,038	(31,715,038)	(72,958,498)	(1,377,863)	(134,584,500)	985,329	1,148,181,477

Deferred tax liabilities
Revaluation of fixed assets	16,530,675	17,426	(835,665)	—	—	—	—	15,712,436
Gains on disposals of investments(ii)	271,627,295	—	(268,135,502)	—	—	—	—	3,491,793
Financial instruments	12,418,218	—	(10,845,772)	(1,187,131)	—	—	—	385,315
Other	34,290,889	—	1,570,744	—	—	—	—	35,861,633

	334,867,077	17,426	(278,246,195)	(1,187,131)	—	—	—	55,451,177

		3,612	246,531,157	(71,771,367)	(1,377,863)	(134,584,500)	985,329

(i)
In the first half of 2006, deferred taxes recorded through net income include a cost of Euro 5,437,875 which was now reclassified to the caption "Discontinued operations" (Note 19), as it is related to PT Multimedia.

(ii)
The reduction in this caption is related to the adoption by the Company of the voluntary taxation regime for certain gains obtained in the disposal of investments in prior periods. As a result, the amount excluded from taxation by this regime, of Euro 141,972,529, was recorded as a gain in the income statement in the first half of 2006, as mentioned below in the reconciliation of the provision for income taxes.

b)    Reconciliation of income tax provision

        During the six months periods ended 30 June 2007 and 2006, the reconciliation between the nominal and effective income tax for the period is as follows:

	2007	2006
Income before taxes	584,286,449	287,742,205
Statutory tax rate	26.5%	27.5%

	154,835,909	79,129,106
Permanent differences(i)	(12,138,956)	19,407,589
Adjustments to the provision for income taxes of the previous year (Note 27)	(8,626,652)	(6,481,032)
Valuation allowance for certain tax losses carryforward(ii)	5,838,717	39,525,825
Difference in tax rates	2,142,667	(6,982,347)
Provisions for income tax contingencies (Notes 27 and 38)	1,414,078	1,851,690
Reversal of deferred tax liabilities related to the taxation of 50% of the gains obtained in the disposal of certain financial investments (Note 7.d)	—	(141,972,529)
Liquidation of a subsidiary (Note 7.d)	—	(53,342,681)
Other	(2,367,363)	3,469,466

	141,098,400	(65,394,913)

Income tax
Income tax—current (Note 27)	109,761,604	186,574,119
Deferred taxes(iii)	31,336,796	(251,969,032)

	141,098,400	(65,394,913)

(i)
In the first half of 2007, this caption includes an amount of Euro 9,460,129 related to the non-taxable gain obtained with the disposal of the investment in Banco Espírito Santo amounting to Euro 35,698,600 (Note 16).

(ii)
This caption relates mainly to tax losses from certain holding companies of Brasilcel, which do not expect to obtain taxable profits in the future that will allow for the recovery of these tax losses. The reduction in the first half of 2007, as compared to the same period of last year, is primarily due to the decrease in allowances for tax losses generated by Vivo, following the corporate restructuring completed at the end of 2006.

(iii)
The change in this caption is mainly related to the reduction of deferred tax liabilities in the first half of 2006 by Euro 268 million, following the adoption of the voluntary capital gains taxation regime, as mentioned above.

19. Discontinued operations

        As at 30 June 2007, PT Multimédia was classified as a discontinued operation, following the approval at the last Annual General Meeting of Portugal Telecom, held on 27 April 2007, of the free allotment (spin-off) of all ordinary shares of PT Multimedia held by Portugal Telecom to its shareholders. The assets and liabilities of this business as at 30 June 2007 and its results in the first half of 2007 and 2006 were presented in the consolidated financial statements under the caption "Discontinued operations".

        During the six months ended 30 June 2007 and 2006, income from discontinued operations includes the results of PT Multimedia in the related periods and in the first half of 2007 it also includes a provision recorded by Portugal Telecom amounting to Euro 18,200,000 (Notes 18 and 38) related to estimated costs with the spin-off process, net of the related tax effect of Euro 4,823,000 (Note 18). The results of PT Multimedia in the first half of 2007 and 2006 were as follows:

	2007	2006
Revenues	350,692,381	324,687,030
Costs:
Wages and salaries	19,890,380	21,469,203
Direct costs	108,522,917	102,657,908
Commercial costs	25,003,462	20,759,611
Depreciation and amortization(i)	54,540,978	50,865,706
Other costs(ii)	85,032,047	65,545,337

Total costs	292,989,784	261,297,765

Income before financial results and taxes	57,702,597	63,389,265
Interest and other financial expenses, net	337,754	3,659,860

Income before income taxes	57,364,843	59,729,405
Provision for income taxes(iii)	(15,348,302)	(14,555,312)

Results from discontinued operations	42,016,541	45,174,093

(i)
This caption includes the amortization related to contracts entered into with PT Comunicações for the acquisition of capacity on its fixed network, which in the first half of 2006 amounted to Euro 10,943,424 and were eliminated in PT's consolidation process.

(ii)
In the first half of 2006, this caption includes primarily increases and decreases in provisions amounting to Euro 8,816,365 and Euro 10,422,037 (Note 38), respectively. The reductions in provisions are primarily related to the reduction of the provision for estimated costs from the disposal of Lusomundo Media.

(iii)
In the first half of 2006, this caption includes deferred taxes amounting to Euro 5,437,875(Note 18) and current income taxes amounting to Euro 9,117,437.

        The assets and liabilities related to discontinued operations as at 30 June 2007 are as follows:

Assets of PT Multimedia:
Current assets	266,337,483
Intangible assets	262,256,574
Tangible assets	306,463,450
Deferred taxes	76,382,310
Other non-current assets	17,830,949

929,270,766
Goodwill on the acquisition of PT Multimedia shares	176,647,948

Total assets (Note 7.d)	1,105,918,714

Liabilities of PT Multimedia:
Current liabilities	395,738,734
Medium and long-term debt	149,063,567
Other non-current liabilities	4,862,890

Total liabilities (Note 7.d)	549,665,191

        During the six months periods ended 30 June 2007 and 2006, statements of cash flows from discontinued operations (PT Multimédia) are as follows:

	2007	2006
Operating Activities
Collections from clients	423,491,802	373,503,765
Payments to suppliers	(266,505,895)	(235,362,441)
Payments to employees	(19,972,248)	(19,759,409)
Payments relating to income taxes	(1,093,898)	(1,038,541)
Payments relating to indirect taxes and other	(9,392,261)	(11,227,525)

Cash flow from operating activities	126,527,500	106,115,849

Investing Activities
Cash receipts resulting from
Financial investments	3,340,528	10,204,840
Tangible fixed assets	265,568	319,273
Interest and related income	485,304	1,766,696
Dividends	1,476,409	1,641,167
Other investing activities	2,163,792	1,751,590

	7,731,601	15,683,566

Payments resulting from
Financial investments	(3,462)	(10,204,840)
Tangible and intangible assets	(54,092,417)	(77,449,611)
Other investing activities	(551)	(554,027)

	(54,096,430)	(88,208,478)

Cash flow from investing activities	(46,364,829)	(72,524,912)

Financing Activities
Cash receipts resulting from
Loans obtained	80,225,284	693,527
Other financing activities	333,367	2,243,625

	80,558,651	2,937,152

Payments resulting from
Loans repaid	(7,485,000)	—
Lease rentals (principal)	(18,738,644)	(9,637,057)
Interest and related expenses	(6,725,244)	(4,973,425)
Dividends	(41,173,794)	(29,280,348)
Other financing activities	(441,368)	(70,638)

	(74,564,050)	(43,961,468)

Cash flow from financing activities	5,994,601	(41,024,316)

20.    Minority interests

      During the six months periods ended 30 June 2007 and 2006, the movements in minority interests were as follows:

	Balance 31 Dec 2006	Changes in the consolidation perimeter	Net income	Dividends	Currency translation adjustments	Other	Balance 30 Jun 2007
Brasilcel(i)	558,432,965	—	4,779,870	—	45,153,159	—	608,365,994
PT Multimedia(ii)	171,034,246	—	18,129,599	(38,547,465)	—	3,716,550	154,332,930
MTC	62,619,712	—	10,672,112	(5,731,405)	(2,002,378)	—	65,558,041
Cabo Verde Telecom	37,683,845	—	5,782,634	(7,643,967)	—	(48,189)	35,774,323
Cabo TV Madeirense	6,264,681	—	1,098,339	(1,865,028)	—	(4,947)	5,493,045
Timor Telecom	4,137,046	—	1,400,529	(907,885)	(96,178)	—	4,533,512
Cabo TV Açoreana	2,277,948	—	303,404	(729,362)	—	—	1,851,990
CST	1,564,571	—	187,239	(62,603)	(77,976)	(62,603)	1,548,628
LTM	1,475,269	—	374,867	(673,030)	(17,464)	34,346	1,193,988
Previsão	1,094,263	—	61,500	(40,128)	—	(134,875)	980,760
Kenya Postel Directories	1,050,462	—	260,371	(290,865)	15,341	16,759	1,052,068
Other	3,153,200	2,013,054	(307,484)	(385,206)	(40,264)	629,390	5,062,690

	850,788,208	2,013,054	42,742,980	(56,876,944)	42,934,240	4,146,431	885,747,969

	Balance 31 Dec 2005	Acquisitions, disposals and share capital increases	Net income	Dividends	Currency translation adjustments	Other	Balance 30 Jun 2006
Brasilcel(i)	523,268,570	15,716,673	(28,837,241)	—	(7,067,529)	1,916,376	504,996,849
PT Multimedia(ii)	178,075,607	—	17,638,732	(35,335,177)	—	(207,133)	160,172,029
Cabo Verde Telecom	33,668,323	—	4,637,279	(6,137,449)	—	(19,518)	32,148,635
Cabo TV Madeirense	6,531,728	—	1,100,581	(1,767,001)	—	—	5,865,308
Timor Telecom	3,327,479	—	668,354	—	(262,552)	—	3,733,281
Cabo TV Açoreana	2,251,967	—	372,166	(705,869)	—	—	1,918,264
CST	1,675,209	—	136,421	(67,133)	(183,572)	(66,770)	1,494,155
Kenya Postel Directories	1,015,137	—	221,664	(225,479)	(104,066)	—	907,256
LTM	1,493,621	—	352,089	(495,484)	(242,998)	16,298	1,123,526
Previsão	1,109,089	—	55,197	(27,584)	—	(49,507)	1,087,195
Other	1,269,346	—	429,342	(123,471)	(102,252)	(24,927)	1,448,038

	753,686,076	15,716,673	(3,225,416)	(44,884,647)	(7,962,969)	1,564,819	714,894,536

(i)
The minority interests in Brasilcel correspond to 50% of the interests of minority shareholders of Brasilcel's subsidiaries in their corresponding amounts of equity and net income. The increases in minority interests in the first half of 2006, which are included in the column "Acquisitions, disposals and share capital increases", are related to Vivo's corporate restructuring completed in February 2006 (Note 1.b). The increase in the income applicable to minority interests in the first half of 2007, as compared to losses applicable to minority interests in the same period of last year, is mainly related to the improvement in Vivo's results (Note 7.c).

(ii)
The minority interests in PT Multimedia correspond to the interests of minority shareholders in PT Multimedia's equity and net income, considering the application of the equity method of accounting.

21.    Dividends

      On 27 April 2007, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 47.5 euro cents per share relating to year 2006. Accordingly, dividends amounting to Euro 516,506,816 (Notes 40 and 43.i) were paid in the first half of 2007.

        On 21 April 2006, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of 47.5 euro cents per share relating to year 2005. Accordingly, dividends amonting to Euro 526,402,838 (Notes 40 and 43.i) were paid in the first half of 2006.

22.    Basic earnings per share

        Basic earnings per share for the six months periods ended 30 June 2007 and 2006 were computed as follows:

		2007	2006
Income from continued operations, net of minority interests	(1)	420,162,115	375,623,833
Income from discontinued operations, net of minority interests	(2)	8,922,495	25,912,794

Net income	(3)	429,084,610	401,536,627

Financial costs related with exchangeable bonds (net of tax)	(4)	—	2,829,929

Net income considered in the computation of the diluted earnings per share	(5)	429,084,610	404,366,556

Weighted average common shares outstanding in the period	(6)	1,094,333,196	1,109,546,887
Effect ot the exchangeable bonds		—	31,482,438

	(7)	1,094,333,196	1,141,029,325

Earnings per share from continued operations, net of minority interests
Basic	(1)/(6)	0.38	0.34
Diluted	[(1)+(4)]/(7)	0.38	0.33
Earnings per share from discontinued operations, net of minority interests
Basic	(2)/(6)	0.01	0.02
Diluted	(2)/(7)	0.01	0.02
Earnings per share from total operations, net of minority interests
Basic	(3)/(6)	0.39	0.36
Diluted	(5)/(7)	0.39	0.35

        During the first half of 2007 there were no dilutive effects, since exchangeable bonds were repaid in December 2006.

23.    Short-term investments

        As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Fixed rate bonds	249,402,796	492,607,644
Other short-term investments	639,024,049	1,042,626,085

	888,426,845	1,535,233,729

        The reduction in this caption is primarily related to the reduction during the first half of 2007 of the short-term commercial paper programs entered into by Portugal Telecom (Note 34).

24.    Accounts receivable—trade

        As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Current accounts receivable—trade:
Accounts receivable from customers(i)	1,315,768,683	1,410,621,902
Unbilled revenues	219,309,879	161,947,862

	1,535,078,562	1,572,569,764
Adjustments for doubtful accounts receivable—trade (Note 38)	(339,483,695)	(390,657,352)

	1,195,594,867	1,181,912,412

Non-current accounts receivable—trade:
Accounts receivable from customers(ii)	13,402,844	915,174
Other	—	1,639

	13,402,844	916,813

Total accounts receivable—trade	1,208,997,711	1,182,829,225

(i)
The reduction in this caption is primarily explained by (1) the accounts receivable from the multimedia business as at 31 December 2006, which as at 30 June 2007 are included under the caption "Assets related to discontinued operations", and (2) the write-off of accounts receivable previously fully adjusted for, amounting to approximately Euro 43 million (Note 38).

(ii)
This caption is related to accounts receivable from TV Cabo related to a long-term telecom contract signed by this entity with PT Comunicações (Note 37).

25.    Accounts receivable—other

        As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Current accounts receivable—other
Receivables from related parties(i)	81,018,837	52,582,087
Contributions from SNS(ii)	35,425,856	35,425,856
Discounts given to retired Portuguese citizens(iii)	21,719,037	17,985,959
Trial deposits	17,778,120	16,810,729
Advances to suppliers(iv)	13,835,204	67,351,746
Unbilled interest	3,596,322	7,314,030
Other	53,811,678	53,219,004

	227,185,054	250,689,411
Adjustments for other current accounts receivable (Note 38)	(35,128,828)	(31,777,234)

	192,056,226	218,912,177

Other non-current accounts receivable	8,080,349	17,415,215
Adjusments for other non-current accounts receivable (Note 38)	(2,302,987)	(2,177,276)

	5,777,362	15,237,939

(i)
As at 30 June 2007 this caption includes dividends receivable from Unitel amounting to Euro 48 million related to its earnings of 2006. As at 31 December 2006, this caption includes dividends receivable form Unitel related to its earnings of 2005 amounting to Euro 27 million, which were paid in January 2007 (Note 43.e).

(ii)
These contributions are related to the agreement with the SNS regarding the Health Care Plan, under which this entity was obliged to make a comparticipation per beneficiary of the plan. This agreement was terminated during 2006 under a restructuring of the Health care plan (Note 9.2).

(iii)
This caption corresponds to discounts given to certain eligible retired Portuguese citizens, which were to be reimbursed by the Portuguese State, under Decree-Law 20-C/86, in accordance with the terms of the acquisition of the Basic Network at the end of 2002 and the related Modifying Agreement to the Concession Contract, which stated that this receivable balance should be paid directly by the Portuguese State, that committed to include the corresponding expense in the Annual State Budget. However, in 2007, the Portuguese State excluded this expense from the Annual State Budget, and no longer will reimburse PT Comunicações. As at 30 June 2007, the account receivable from the Portuguese State is related to the discounts granted during the year 2006, and since 1 January 2007 these discounts are fully supported by PT Comunicações.

(iv)
As at 31 December 2006, this caption included Euro 43 million related to advances to content providers in the PT Multimedia business (audiovisuals business), which as at 30 June 2007 are included under the caption "Assets related to discontinued operations".

26.    Inventories

        As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Merchandise(i)	145,827,800	131,028,707
Raw materials and consumables	19,595,901	16,747,586
Work in progress	8,225,555	7,137,220

	173,649,256	154,913,513
Adjustments for obsolete and slow-moving inventories (Note 38)	(21,515,328)	(24,632,949)

	152,133,928	130,280,564

(i)
As at 30 June 2007, this caption includes mainly (1) mobile terminal equipments from Vivo and TMN, and (2) telephone and modems (internet access through ADSL) from the wireline business. As at 31 December 2006, this caption includes additionally to the merchandise mentioned above, set-top boxes (access to cable TV), cable modems (internet access) and DVDs from the PT Multimedia business, which as at 30 June 2007 are included under the caption "Assets related to discontinued operations".

27.    Taxes receivable and payable

        As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007		31 Dec 2006
	Receivable	Payable	Receivable	Payable
Current taxes
Operations in Portugal
Value-added tax	29,535,481	61,632,159	42,025,536	63,617,392
Income taxes	2,727,645	100,765,422	20,997,678	117,289,642
Personnel income tax witholdings	—	8,367,724	—	8,690,404
Social Security Contributions	—	8,124,242	—	8,291,722
Other	425,892	1,064,035	1,550,871	1,692,400

	32,689,018	179,953,582	64,574,085	199,581,560
Taxes in foreign countries	142,410,920	123,008,457	147,173,487	117,381,268

	175,099,938	302,962,039	211,747,572	316,962,828

Non-current taxes
Taxes in foreign countries	131,952,465	39,472,776	124,531,128	25,787,484

        As at 30 June 2007 and 31 December 2006, the caption "Taxes in foreign countries" relates basically to 50% of taxes receivable and payable by Brasilcel's subsidiaries, as follows:

	30 Jun 2007		31 Dec 2006
	Receivable	Payable	Receivable	Payable
Current taxes:
Income taxes	22,999,171	18,492,129	36,415,422	14,826,855
Indirect taxes	111,223,613	92,716,567	101,965,330	87,792,617
Other	8,188,136	11,799,761	8,792,735	14,761,796

	142,410,920	123,008,457	147,173,487	117,381,268

Non-current taxes:
Income taxes(i)	90,195,218	286,304	82,229,210	—
Indirect taxes(ii)	41,757,247	39,186,472	42,301,918	25,787,484

	131,952,465	39,472,776	124,531,128	25,787,484

(i)
This caption is primarily related to withholding income taxes in connection with dividends received by the holding companies of Vivo, which are only recoverable after more than one year and only when these companies achieve taxable profits which allow them to recover those taxes.

(ii)
Taxes receivable included in this caption relate mainly to indirect taxes paid in the acquisition of real state property, which under Brazilian law are only recoverable over a period of 48 months. Taxes payable included in this caption mainly relate to ICMS assessed by the Brazilian State of Paraná payable in a period of 48 months in accordance with a special agreement with the local State Government.

        As at 30 June 2007 and 31 December 2006, the net balance of the caption "Income taxes" from operations in Portugal is made up as follows:

	30 Jun 2007	31 Dec 2006
Current income taxes of the operations in Portugal recorded in the balance sheet	(100,097,032)	(116,612,097)
Payments on account	365,532	7,201,228
Witholding income taxes, net	1,364,480	3,274,064
Income taxes receivable(i)	329,243	9,844,841

Net income tax receivable (payable) from operations in Portugal	(98,037,777)	(96,291,964)

(i)
As at 31 December 2006, this caption is primarily related to withholding income taxes from previous periods at Portugal Telecom that could only be recoverable when the Company started to pay income taxes after full utilization of its tax losses carryforward, which occurred during the first half of 2007, and therefore those withholding income taxes were recovered.

        The reconciliation between current income taxes recorded in the Company's balance sheet as at 30 June 2007 and 31 December 2006 and current income tax expense for the periods then ended, is as follows:

	30 Jun 2007	31 Dec 2006
Current income taxes of the operations in Portugal recorded in the balance sheet	100,097,032	116,612,097
Foreign current income taxes of international subsidiaries (ii)	21,238,151	45,631,371
Excess provision for income taxes for the previous year (Note 18)	(8,626,652)	—
Provisions for income tax contingencies (Notes 18 and 38)	1,414,078	8,545,381
Tax losses carryforward used in the year (i)	—	137,127,830
Other	76,425	3,565,066

	114,199,034	311,481,745

(i)
As at 31 December 2006, this caption is related to the utilization of tax losses carryforward by Portugal Telecom and PT Multimedia. As at 30 June 2007, PT Multimedia is classified as a discontinued operation and Portugal Telecom had already fully utilized its tax losses carryforward by the end of 2006.

(ii)
The reduction in ths caption is mainly related to Vivo, following Vivo's corporate restructuring at the end of 2006, which allows Vivo to offset losses from certain companies, with taxable profits from other companies.

        The current income tax expense was recorded in the following captions:

	30 Jun 2007	31 Dec 2006
Profit and loss statement (Note 18)	109,761,604	308,814,019
Accumulated earnings	4,437,430	2,667,726

	114,199,034	311,481,745

28.    Prepaid expenses

        As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Indirect Taxes(i)	41,090,780	—
Telephone directories	23,943,985	35,231,362
Marketing and publicity	17,374,215	25,674,326
Sales of equipment(ii)	17,470,107	13,561,835
Rentals	9,308,327	7,752,817
Maintenance and repairs	5,034,201	1,898,802
Interest paid in advance	1,086,193	831,413
Rights to broadcast sporting events(iii)	—	21,731,063
Programming content(iii)	—	2,825,949
Other	11,292,080	12,207,182

	126,599,888	121,714,749

(i)
Vivo pays an annual surcharge related to spectrum fees at the beginning of each year, which is computed based on the customer base of the previous year. This surcharge is recognized in the income statement under the caption "Indirect taxes" on a straight-line basis until the end of the year.

(ii)
Sales of mobile phones at Vivo are recognized when the final client activates the equipment. Therefore the negative margin, as well as indirect taxes, are deferred and recognized up to the activation of the customer.

(iii)
These prepaid expenses are related to PT Multimedia. As at 30 June 2007, these prepaid expenses are included under the caption "Assets related to discontinued operations".

29.    Other current and non-current assets

        As at 30 June 2007 and 31 December 2006, these captions are made up as follows:

	30 Jun 2007	31 Dec 2006
Other current assets
Accounts receivable from QTEtransactions (Notes 3.l.ix) and 39)	85,822,772	46,332,009
Other	4,035,867	4,072,995

	89,858,639	50,405,004

Other non-current assets
Accounts receivable from QTEtransactions (Notes 3.l.ix) and 39)	548,580,425	627,430,804
Fair value of equity swaps over PT Multimedia shares and of interest rate derivatives classified as cash flow hedges (Note 41)	—	21,033,234
Other	18,383,126	15,328,650

	566,963,551	663,792,688

30.    Investments in group companies

        As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Investments in associated companies	224,870,222	229,455,418
Goodwill, net of impairment losses	167,464,852	164,612,372
Loans granted to associated companies and other companies	90,562,940	102,018,169
Investments in other companies	2,147,365	3,012,320
Advances for investments	164,557	—

	485,209,936	499,098,279

        As at 30 June 2007 and 31 December 2006, the caption "Investments in associated companies" consists of:

	30 Jun 2007	31 Dec 2006
Unitel	107,050,583	116,979,117
Universo Online, Inc ("UOL")	61,614,569	51,827,526
CTM—Companhia de Telecomunicações de Macau, SARL ("CTM")	31,816,455	30,296,559
Médi Télécom	12,266,654	9,798,765
Banco Best, SA	7,363,720	7,362,020
INESC—Instituto de Engenharia de Sistemas e Computadores(i)	2,992,787	2,992,787
Guiné Telecom, SARL(i)	2,907,534	2,907,534
Hungaro Digitel KFT	2,837,716	2,477,113
Páginas Amarelas, SA ("Páginas Amarelas")	66,161	3,721,127
Lisboa TV—Informação e Multimédia, SA(ii)	—	3,534,312
Other companies	1,854,364	3,458,879

	230,770,543	235,355,739
Adjustments for investments in associated companies (Note 38)	(5,900,321)	(5,900,321)

	224,870,222	229,455,418

(i)
As at 30 June 2007, these investments are fully adjusted for.

(ii)
The investment in this company is held by PT Conteúdos (a fully owned subsidiary of PT Multimedia), which was classified as a discontinued operation as at 30 June 2007.

        As at 30 June 2007 and 31 December 2006, the caption "Goodwill, net of impairment losses" consists of:

	30 Jun 2007	31 Dec 2006
Páginas Amarelas	83,754,434	83,754,434
UOL	57,211,915	53,773,291
Unitel	26,498,503	26,498,503
Other companies	—	586,144

	167,464,852	164,612,372

        During the six months periods ended 30 June 2007 and 2006, there were no impairment losses recognized on the above mentioned carrying values of goodwill. Additionally, during the six months period ended 30 June 2007, no events occurred that indicated the existence of any impairment losses.

        Loans granted to associated companies and other companies are primarily to finance its operations and to develop new businesses and do not have a defined maturity date. As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Médi Télécom	68,590,690	68,106,243
Sportinveste Multimédia(i)	35,318,668	35,318,668
INESC(ii)	3,292,066	3,292,066
Sport TV/Sportinveste(iii)	—	12,500,000
Other companies	2,949,255	2,041,301

	110,150,679	121,258,278
Adjustments for loans granted to associated companies and other companies (Note 38)	(3,292,066)	(3,292,066)
Adjustments related with the equity accounting on financial investments (Note 38)(iv)	(16,295,673)	(15,948,043)

	90,562,940	102,018,169

(i)
This caption includes Euro 30,023,168 (Note 42) of additional paid-in capital contributions and Euro 5,295,500 of shareholder loans granted to this associated company.

(ii)
This loan is fully adjusted for its expected realizable value.

(iii)
As at 31 December 2006, these loans were granted by PT Multimedia, which as at 30 June 2007 was classified as a discontinued operation.

(iv)
This caption corresponds to accumulated losses resulting from the equity method of accounting in excess of the value of investments in associated companies, which for that reason are recorded as a reduction to the value of loans granted to those associated companies. If accumulated losses resulting from the equity method of accounting exceed the total investment amount (including loans) of any associated company, a provision is recorded under the caption "Provisions for other risks and costs—Other", whenever the Group has assumed responsibilities with that associated company. As at 30 June 2007 and 31 December 2006, this provision amounts to Euro 3,797,169 and Euro 4,548,077 (Note 38). As of those dates, accumulated negative equity accounting adjustments are related to the investment in Sportinveste Multimedia.

        As at 30 June 2007 and 31 December 2006, the caption "Investment in other companies" consists of:

	30 Jun 2007	31 Dec 2006
Guinetel	752,835	966,277
Janela Digital	605,722	586,696
Archways(i)	—	2,997,158
Other companies	788,808	1,277,212

	2,147,365	5,827,343
Adjustments for investments in group companies (Note 38)	—	(2,815,023)

	2,147,365	3,012,320

(i)
This company was fully consolidated as at 30 June 2007.

        During the six months periods ended 30 June 2007 and 2006, the profit and loss caption "Equity in earnings of associated companies, net" consists of:

	2007	2006
Unitel	41,873,882	35,621,316
Médi Télécom(i)	2,514,392	11,258,953
CTM	8,656,072	7,693,570
UOL	5,370,387	3,707,748
Other	(5,545,191)	(12,669,624)

	52,869,542	45,611,963

(i)
In the first half of 2006, PT's share in the earnings of this associated company amounting to Euro 11,258,953 was recorded as a reduction of provisions for losses in affiliated companies, since Médi Télécom had a negative equity position as at 31 December 2005.

        A summarized financial data of the main associated companies as of 30 June 2007 and for the six months ended on that date is presented below:

	Percentage of ownership	Total assets	Total liabilities	Shareholders' equity	Operating revenues	Net income
Unitel	25.00%	782,944,898	354,742,566	428,202,332	281,181,315	167,495,528
Médi Télécom	32.18%	1,103,629,108	1,065,510,233	38,118,875	212,207,789	7,813,524
UOL	29.00%	266,444,820	53,980,789	212,464,031	86,406,055	18,518,576
CTM	28.00%	168,188,341	54,558,144	113,630,196	97,959,792	30,914,543

        A summarized financial data of the main associated companies as of 31 December 2006 and for the six months ended 30 June 2006 is presented below:

	Percentage of ownership	Total assets	Total liabilities	Shareholders' equity	Operating revenues	Net income
Unitel	25.00%	657,489,749	189,573,281	467,916,468	235,063,010	142,485,264
Médi Télécom	32.18%	1,146,312,081	1,115,862,221	30,449,860	202,804,505	34,987,424
UOL	29.00%	263,143,894	84,428,287	178,715,607	88,096,565	12,785,338
CTM	28.00%	165,642,343	57,440,347	108,201,996	101,392,800	27,477,036

31.    Other investments

       As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Financial investments available for sale (Note 3.l.ii)	4,518,877	99,744,129
Real estate investments, net of accumulated amortisation	25,821,846	26,344,787
Other financial investments	4,465,108	6,302,163

	34,805,831	132,391,079

        The fair value of financial investments available for sale was determined based on their listed price as of the balance sheet date, and the change in the fair value was recognised in accumulated earnings.

The movement in the fair value of financial investments available for sale during the first half of 2007, is as follows:

	Balance 31 Dec 2006	Change in fair value	Disposals (Note 43.d)	Balance 30 Jun 2007
Banco Espírito Santo(i)	95,340,000	14,978,600	(110,318,600)	—
Telefónica	4,404,129	114,748	—	4,518,877

	99,744,129	15,093,348	(110,318,600)	4,518,877

(i)
Following the disposal of this investment, Portugal Telecom has recorded in the first half of 2007 a gain amounting to Euro 35,698,600 (Note 16) under the caption "Losses (gains) on financial assets", corresponding to the accumulated changes in the fair value of this investment until the date of the disposal, previously recorded in shareholders' equity.

        Real estate investments relate to land and buildings owned by PT Comunicações that are not used in its operating activities. These assets are recorded at acquisition cost net of accumulated amortization and impairment losses, if any. PT Comunicações periodically assesses those assets and recognizes impairment losses in net income as appropriate. PT Comunicações received rents from lease contracts in the first half of 2007 and 2006 amounting respectively to Euro 925,961 and Euro 652,792 (Note 16). During the first half of 2007 and 2006, amortization costs amounted respectively to Euro 522,942 and Euro 491,680 (Note 16), and no impairment losses were recognized. Regarding real estate investments, investments totaling Euro 8,058,967 are installed in properties of third parties or on public property and investments amounting to Euro 13,166,686 are not yet registered in PT Comunicações's name.

        As at 30 June 2007 and 31 December 2006, other financial investments are recorded at acquisition cost net of impairment losses, if any, and consist of the following:

	30 Jun 2007	31 Dec 2006
Lea Louise(i)	7,899,715	—
Tagusparque	1,296,875	1,296,875
Vortal	687,514	687,514
Seguradora Internacional	617,224	704,448
Cypress(ii)	—	3,016,754
Other	4,940,739	6,477,901

	15,442,067	12,183,492
Adjustments for other investments (Note 38)	(10,976,959)	(5,881,329)

	4,465,108	6,302,163

(i)
During the first half of 2007, Portugal Telecom has disposed 90% of its share in this company, which held investments in Congo. Following this disposal, the investment in this company is now fully provided for and is accounted for at cost, while in 2006 was fully consolidated.

(ii)
The investment in this company was held by PT Multimedia as at 31 December 2006.

32.    Intangible assets

       During the six months periods ended 30 June 2007 and 2006, the movements in intangible assets were as follows:

	Balance 31 Dec 2006	Changes in the consolidation perimeter	Discontinued operations	Increases	Foreign currency translation adjustments	Other	Balance 30 Jun 2007
Cost
Industrial property and other rights	3,187,464,243	(32,430)	(207,561,435)	28,451,803	182,595,761	18,239,536	3,209,157,479
Goodwill	1,284,041,510	(2,610,251)	(254,516,010)	—	54,357,631	—	1,081,272,880
Other intangible assets	26,944,906	(258,136)	—	246,052	124,019	1,867,520	28,924,361
In-progress intangible assets	17,672,184	—	(277,194)	18,324,254	1,777,597	(19,848,202)	17,648,639

	4,516,122,843	(2,900,817)	(462,354,639)	47,022,109	238,855,008	258,854	4,337,003,359

Accumulated depreciation
Industrial property and other rights	1,008,817,783	(31,043)	(48,787,295)	125,457,884	64,708,028	1,475,572	1,151,640,929
Other intangible assets	16,423,797	(254,824)	—	4,485,431	(94,114)	(474,951)	20,085,339

	1,025,241,580	(285,867)	(48,787,295)	129,943,315	64,613,914	1,000,621	1,171,726,268

	3,490,881,263	(2,614,950)	(413,567,344)	(82,921,206)	174,241,094	(741,766)	3,165,277,091

	Balance 31 Dec 2005	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Other	Balance 30 Jun 2006
Cost
Industrial property and other rights	3,054,360,600	(1,788,989)	56,202,993	(32,272,461)	47,382,931	3,123,885,074
Goodwill	1,252,866,414	—	4,112,173	(9,804,097)	—	1,247,174,490
Other intangible assets	23,881,640	—	1,541,504	(194,758)	2,166,616	27,395,002
In-progress intangible assets	18,145,079	—	23,925,679	(811,014)	(33,562,707)	7,697,037

	4,349,253,733	(1,788,989)	85,782,349	(43,082,330)	15,986,840	4,406,151,603

Accumulated depreciation
Industrial property and other rights	739,141,197	(521,405)	147,469,904	(11,501,798)	4,334,163	878,922,061
Other intangible assets	8,492,066	—	4,383,363	(165,009)	397,207	13,107,627

	747,633,263	(521,405)	151,853,267	(11,666,807)	4,731,370	892,029,688

	3,601,620,470	(1,267,584)	(66,070,918)	(31,415,523)	11,255,470	3,514,121,915

        The changes in the consolidation perimeter during the first half of 2007 are mainly related to the disposals of TV Cabo Macau and Lea Louise (Exhibit I). The changes in the consolidation perimeter during the first half of 2006 are mainly related to the disposal of PrimeSys TI.

        PT Multimedia was classified as discontinued operation (Note 19), and therefore its intangible assets as at 30 June 2007 were included under the caption "Assets related to discontinued operations". These intangible assets were excluded through the column "Discontinued operations".

        Increases in accumulated depreciation during the first half of 2007 are related to continued operations and were recorded under the caption "Depreciation and amortization". Increases in accumulated depreciation during the first half of 2006 include Euro 142,078,673 related to continued operations, which were included in the caption "Depreciation and amortization", and Euro 9,774,594 related to discontinued operations, which were included in the caption "Discontinued operations".

        As at 30 June 2007, the caption "Industrial property and other rights" includes the following items:

  •
  Euro 339,964,723 related to the acquisition of the Basic Network from the Portuguese State. This amount corresponds to the difference between the amount paid on 27 December 2002 (Euro 365 million) and: (i) the concession rent of 2002 (Euro 16,604,413), which was recorded in the income statement as a cost of the year 2002 because the acquisition occurred only at the end of the year; and (ii) the gain obtained from a QTE lease transaction (Euro 8,430,864) in 2003 with various equipment allocated to the Basic Network, which was considered in the determination of the fair value attributable to the Basic Network in connection with its acquisition by Portugal Telecom;

  •
  Euro 1,920,375,721 related to 50% of (i) the value allocated to the Band A licenses owned by Vivo under the purchase price allocation of certain subsidiaries of Brazil which were incorporated in Vivo, and (ii) the cost of Band B mobile telecommunications licenses obtained by Vivo to operate in certain Brazilian states;

  •
  Euro 666,999,854 related to software licenses;

  •
  Euro 141,092,912 related to a UMTS license obtained by TMN. In addition, TMN and the other mobile operators have assumed the commitment of making contributions to the information society. Under the purchase agreement for the UMTS license, TMN has committed to make contributions of Euro 532 million for the development of the information society in Portugal during the period through the maturity of the license (2015). In May 2007, pursuant to an agreement between TMN and the Portuguese State, and based on contributions already made, the outstanding commitments were valued at Euro 355 million. These contributions will mainly include the sale of subsidized equipment, the offer of our services at reduced prices and investments in the UMTS network;

  •
  Euro 80,810,682 related to terminal equipment rented to post-paid customers of mobile businesses, which are being amortised over the period of the related rental contracts; and

  •
  Euro 32,944,786 resulting from the MTC's purchase price allocation and related to the value attributed to the agreement entered into with the other shareholders of MTC, which allows Portugal Telecom to control MTC.

        As at 30 June 2007 and 31 December 2006, the goodwill related to subsidiaries was as follows:

	30 Jun 2007	31 Dec 2006
Vivo(i)	748,371,028	692,801,517

Wireline business
PT.com	162,624,017	162,624,017
PT Comunicações (international carrier business)	75,634,389	75,634,389
PT Prime (Data & Corporate business)	32,126,523	32,126,523
Other	570,204	570,204

	270,955,133	270,955,133

PT Multimedia
Pay TV and Cable Internet(ii)	—	254,516,010

Other businesses (Note 7.d)
MTC	39,287,809	40,499,689
PT SI	8,956,960	8,956,960
Cabo Verde Telecom	7,124,252	7,124,252
Web-Lab	6,543,675	6,543,675
TV Cabo Macau(iii)	—	2,610,251
Other	34,023	34,023

	61,946,719	65,768,850

	1,081,272,880	1,284,041,510

(i)
The increase in the goodwill of Vivo is mainly related to the Brazilian Real appreciation against the Euro in the first half of 2007 (Euro/Brazilian Real exchange rate of 2.8118 as at 31 December 2006, as compared to 2.6024 as at 30 June 2007).

(ii)
Goodwill related to the PT Multimedia business was included under the caption "Assets related to discontinued operations" as at 30 June 2007.

(iii)
The investment in this company was disposed of in January 2007 for an amount of Euro 3,108,957 (Note 32 and Exhibit I).

        For impairment analysis purposes, goodwill was allocated to cash generating units, which correspond to reportable business segments (Note 7). The Company's management has concluded, based on estimated cash flows for those segments discounted using the applicable discount rates, that as at 31 December 2006 the book value of financial investments, including goodwill, does not exceed its recoverable amount. During the six months periods ended 30 June 2007, no events occurred that indicated any impairment losses on goodwill.

33.    Tangible assets

        During the six months periods ended 30 June 2007 and 2006 the movements in tangible assets were as follows:

	Balance 31 Dec 2006	Changes in the consolidation perimeter	Discontinued operations	Increases	Foreign currency translation adjustments	Other	Balance 30 Jun 2007
Cost
Land	80,701,925	—	(2,536,060)	2,756	888,512	(170,330)	78,886,803
Buildings and other constructions	994,010,394	(566,088)	(41,689,480)	4,002,832	4,476,090	7,495,798	967,729,546
Basic equipment	11,693,392,675	(5,193,750)	(592,065,927)	119,118,783	213,597,792	106,916,107	11,535,765,680
Transportation equipment	83,151,249	(110,754)	(6,719,774)	3,823,390	226,271	(4,643,009)	75,727,373
Tools and dies	22,364,493	(30,836)	(240,069)	966,476	411,783	48,992	23,520,839
Administrative equipment	1,040,518,167	(534,278)	(60,499,407)	16,810,864	11,308,015	6,221,382	1,013,824,743
Other tangible assets	68,698,713	—	(17,322,602)	724,283	(23,849)	135,057	52,211,602
In-progress tangible assets	202,969,026	—	(7,557,835)	114,261,736	12,241,918	(178,613,709)	143,301,136
Advances to suppliers of tangible assets	332,613	—	(663,882)	96,800	(22,410)	—	(256,879)

	14,186,139,255	(6,435,706)	(729,295,036)	259,807,920	243,104,122	(62,609,712)	13,890,710,843

Accumulated depreciation
Land	12,329,972	—	—	—	—	(18,656)	12,311,316
Buildings and other constructions	561,196,222	(515,553)	(14,454,140)	23,740,545	1,109,864	(1,859,656)	569,217,282
Basic equipment	8,696,866,112	(4,526,700)	(360,337,269)	339,262,878	147,264,795	(39,400,753)	8,779,129,063
Transportation equipment	43,232,754	(94,198)	(4,013,203)	7,439,460	118,745	(3,329,410)	43,354,148
Tools and dies	18,458,676	(28,944)	(199,540)	482,697	184,443	2,390	18,899,722
Administrative equipment	848,234,080	(524,714)	(38,317,829)	38,847,881	7,298,251	(3,476,050)	852,061,619
Other tangible assets	63,788,249	—	(14,690,691)	888,592	(13,422)	(527,255)	49,445,473

	10,244,106,065	(5,690,109)	(432,012,672)	410,662,053	155,962,676	(48,609,390)	10,324,418,623

	3,942,033,190	(745,596)	(297,282,364)	(150,854,133)	87,141,446	(14,000,322)	3,566,292,220

	Balance 31 Dec 2005	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Other	Balance 30 Jun 2006
Cost
Land	79,629,860	—	330,778	(158,240)	(19,015)	79,783,383
Buildings and other constructions	936,482,427	—	5,045,721	(1,361,480)	6,598,942	946,765,610
Basic equipment	11,217,237,559	(227,137)	155,577,399	(39,392,627)	84,103,467	11,417,298,661
Transportation equipment	76,931,737	—	6,738,543	(262,658)	(6,788,321)	76,619,301
Tools and dies	20,240,728	(21,360)	1,171,011	(95,873)	873,719	22,168,225
Administrative equipment	964,421,977	(506,576)	23,723,254	(2,667,314)	2,919,911	987,891,252
Other tangible assets	65,655,643	—	1,104,272	(69,775)	(347,315)	66,342,825
In-progress tangible assets	152,051,621	—	95,421,101	(2,298,109)	(122,483,898)	122,690,715
Advances to suppliers of tangible assets	1,359,837	—	—	11,689	(414,286)	957,240

	13,514,011,389	(755,073)	289,112,079	(46,294,387)	(35,556,796)	13,720,517,212

Accumulated depreciation
Land	12,417,562	—	—	—	(2,412)	12,415,150
Buildings and other constructions	519,591,043	—	23,941,622	(335,087)	(283,918)	542,913,660
Basic equipment	8,019,715,144	(32,577)	372,441,133	(26,918,879)	(30,492,903)	8,334,711,918
Transportation equipment	39,693,211	—	7,137,085	(152,320)	(5,590,677)	41,087,299
Tools and dies	17,753,878	(92)	380,162	(47,326)	(3,603)	18,083,019
Administrative equipment	777,628,771	(105,597)	40,844,093	(1,712,006)	(2,345,212)	814,310,049
Other tangible assets	65,208,659	—	475,970	(261,156)	13,518,971	78,942,444

	9,452,008,268	(138,266)	445,220,065	(29,426,774)	(25,199,754)	9,842,463,539

	4,062,003,121	(616,807)	(156,107,986)	(16,867,613)	(10,357,042)	3,878,053,673

        The changes in the consolidation perimeter during the first half of 2007 are mainly related to the disposals of TV Cabo Macau and Lea Louise (Exhibit I). The changes in the consolidation perimeter during the first half of 2006 are mainly related to the disposal of PrimeSys TI.

        PT Multimedia was classified as a discontinued operation (Note 19), and therefore its tangible assets as at 30 June 2007 were included under the caption "Assets related to discontinued operations". These tangible assets were excluded through the column "Discontinued operations".

        Increases in accumulated depreciation during the first half of 2007 are related to continued operations and were recorded under the caption "Depreciation and amortization". Increases in accumulated depreciation during the first half of 2006 include Euro 415,072,377 related to continued operations, which were included in the caption "Depreciation and amortization", and Euro 30,147,688 related to discontinued operations, which were included in the caption "Discontinued operations".

        In the first half of 2007, the column "Other" includes Euro 11 million related to the write-off of certain fixed assets at PT Comunicações (Note 7.a).

        The following situations regarding tangible assets should be mentioned:

  •
  Euro 1,155,033,576 of tangible assets of PT Comunicações are related to the Concession, under the terms of the Modification Agreement of the Concession;

  •
  Euro 20,976,649 of tangible assets of PT Comunicações are located outside Portugal, including participations in submarine cable consortiums; and

  •
  In previous years, PT Comunicações, PT Prime and TMN entered into QTE lease contracts, which comprised the sale of certain telecommunications equipment to foreign entities. Simultaneously, those entities entered into leasing contracts with special purpose entities, which made conditional sale agreements to sell the related equipment to PT Comunicações, PT Prime and TMN, at an amount equivalent to the initial sales price. Group companies maintained the legal ownership of those equipments, continuing to be able to sell or substitute any equipment. These transactions correspond to a sale and lease-back and, accordingly, the sale of the equipment was not recorded and the equipment continued to be included in the Company's consolidated balance sheet.

34.    Loans

As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007		31 Dec 2006
	Short-term	Long-term	Short-term	Long-term
Bonds	—	3,156,212,612	—	3,133,646,046
Bank loans
External market loans	336,047,309	1,009,495,898	381,866,643	1,075,326,685
Domestic market loans	1,894,295	2,311,851	24,994,569	28,075,839
Other loans
Commercial paper	239,848,676	—	749,411,565	—
External market loans	460,231	41,538	460,231	271,654
Liability related to equity swaps on treasury shares (Note 40.3)	776,772,019	—	187,612,393	—
Leasings	17,594,573	91,177,553	28,378,629	230,216,908

	1,372,617,103	4,259,239,452	1,372,724,030	4,467,537,132

34.1.    Bonds

        On 7 April 1999, PT Finance issued notes totaling Euro 1,000,000,000 under a Global Medium Term Note ("GMTN") Programme, with an annual fixed interest rate of 4.625% and maturity in April 2009. The Company acquired in previous years certain of these bonds (held by the Company in treasury) with a notional amount of Euro 120,500,000, which were cancelled in November 2004. As at 30 June 2007, the notional amount of these bonds outstanding totals Euro 879,500,000.

        On 1 August 2003, Vivo Participações issued bonds amounting to 500 million Brazilian Reais (Euro 96 million as at 30 June 2007 corresponding to the 50% consolidated in PT's balance sheet), with a maturity of five years and bearing an annual interest at a rate corresponding to 104.4% of the CDI rate.

        On 1 May 2005, Vivo Participações issued bonds amounting to 1 billion Brazilian Reais (Euro 192 million as at 30 June 2007 corresponding to the 50% consolidated in PT's balance sheet), with a maturity of ten years and bearing an annual interest at a rate ranging between 103.3% and 104.2% of the CDI.

        In 2005, PT Finance issued three Eurobonds under the GMTN Programme, with the following amounts and maturities:

  •
  On 24 March 2005, issued Eurobonds totaling Euro 1,000,000,000 at an annual interest rate of 3.75% and maturity in 2012;

  •
  On 24 March 2005, issued Eurobonds totaling Euro 500,000,000 at an annual interest rate of 4.375% and maturity in 2017;

  •
  On 16 June 2005, issued Eurobonds totaling Euro 500,000,000 at an annual interest rate of 4.5% and maturity in 2025.

        Expenses incurred at the date these bonds were issued, which are related to roundings in the determination of the interest rate and to commissions, are deferred and recorded as a deduction to these loans, and recognized in earnings through the life of the bons. As at 30 June 2007, the balance of these prepaid expenses amounted to Euro 11,482,900.

        As at 30 June 2007, the maximum amount usable of the GMTN Programme established by PT Finance amounted to Euro 7,500,000,000, of which Euro 2,879,500,000 were used as at 30 June 2007.

        As at 30 June 2007, the fair value of the bonds issued amounted to Euro 2,976 million.

34.2.    Bank loans

        As at 30 June 2007 and 31 December 2006, bank loans are denominated in the following currencies:

	30 Jun 2007		31 Dec 2006
	Currency of the notional	Euro	Currency of the notional	Euro
Euro	873,436,368	873,436,368	945,336,195	945,336,195
US Dollar	28,086,845	20,797,368	28,128,423	21,357,952
Brazilian Real	1,183,513,801	454,777,821	1,505,081,850	535,273,437
Other		737,796		8,296,152

		1,349,749,353		1,510,263,736

        In 2003, the Company entered into a Revolving Credit Facility amounting to Euro 500 million, with a maturity of 2 years and an extension option. In 2005, the maturity of this Facility was renegotiated with 50% of the loan payable in February 2009 and the remainder in February 2010.

        In 2004, Portugal Telecom and PT Finance obtained three other Revolving Credit Facilities totaling Euro 400 million, as follows:

  •
  On 24 June 2004, with an amount of Euro 150 million and an initial maturity of four years, which was extended to six years in the first half of 2005;

  •
  On 18 October 2004, with an amount of Euro 100 million and an initial maturity of three years, which was extended to five years in the first half of 2005; and

  •
  On 22 October 2004, with an amount of Euro 150 million and a maturity of three years and six months.

        As at 30 June 2007, the Group has used an amount of Euro 185 million in connection with these four stand-by facilities.

        As at 30 June 2007, Vivo had also available standby facilities in the total amount of R$1,650 million, of which no amount was being used at that date.

        As at 30 June 2007, loans obtained from the European Investment Bank ("EIB") and KFW amounted to, respectively, Euro 668 million and Euro 5 million, maturing up to 2014.

        As at 30 June 2007 and 31 December 2006, the bank loans of Portugal Telecom and its group companies bear interest at annual interest rates, equivalent to loans denominated in Euros, which vary between:

	30 Jun 2007	31 Dec 2006
Maximum	5.46%	5.46%
Minimum	3.00%	3.00%

        As at 30 June 2007, the fair value of total bank loans amounted to Euro 1,257 million.

34.3.    Commercial paper

        Portugal Telecom has entered into short-term commercial paper programs, amounting to a total of Euro 875,000,000. As at 30 June 2007, the Company had used an amount of Euro 239,848,676, with maturity in July 2007 and interest at an annual average rate of 4.17%. The fair value as at 30 June 2007 of outstanding commercial paper is similar to its carrying value.

34.4.    Leasings

        Financial leasing obligations booked at at 30 June 2007 are mainly related to the lease of vehicles and buildings. The reduction occurred in this caption is primarily explained by the contribution of the multimedia business as at 31 December 2006, which amounted to approximately Euro 143 million.

34.5.    Medium and long-term debt

        As at 30 June 2007, long-term debt mature on the following years:

Second half of 2008	365,258,805
2009	1,120,878,191
2010	244,016,798
2011	108,895,217
First half of 2012	1,034,744,741
Second half of 2012	85,111,674
2013 and following years	1,300,334,026

4,259,239,452

34.6.    Covenants

        As at 30 June 2007, the Company had several covenants related to its indebtedness, which have been fully complied with as at that date, as follows:

  •
  Change in control

        The Credit Facilities amounting to Euro 900 million and certain loans obtained from EIB totaling Euro 655 million as at 30 June 2007, grant the right to the banks of demanding the repayment of all amounts due in the case of any change in the control of Portugal Telecom.

  •
  Credit rating

        Certain loan agreements with the EIB, totaling Euro 364 million as at 30 June 2007, stated that Portugal Telecom may be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom was reduced to BBB/Baa2 or less. As a result of PT's downgrade on 3 August 2006 to BBB- by S&P, to Baa2 by Moody's and to BBB by Fitch, the Company negotiated with EIB revised terms and conditions for these loans. The agreement between the two entities, signed on 23 February 2007, allows PT to present the guarantee only in the case of a downgrade from the current rating (BBB- by S&P, Baa2 by Moody's and BBB by Fitch).

  •
  Control/disposal of subsidiaries

        The Credit Facility amounting to Euro 500 million states that Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues. As of the date of this filling there are no outstanding amounts related to this Credit Facility.

  •
  Disposals of assets

        The Credit Facility amounting to Euro 100 million and certain EIB loans totaling Euro 662 million include certain restrictions regarding the disposal of assets by Portugal Telecom. Following the agreement signed with EIB on 23 February 2007 mentioned above, the bank waived its rights related to this covenant solely for the PT Multimedia spin-off.

  •
  Financial ratios

        The Facility of Euro 500 million and one of the facilities of Euro 150 million state that the ratio Consolidated Net Debt/EBITDA should not be higher than 3.5. The Credit Facility of Euro 100 million, states that the ratio Consolidated Net Debt/EBITDA should not be higher than 4.0. In addition, the conditions (spread and maturity) applicable to the Facility of Euro 500 million and to the Euro 150 million Facility obtained in June 2004 may be changed if the ratio Consolidated Net Debt/EBITDA is higher than, respectively, 2.5 and 2.25. As at 30 June 2007, this ratio stood at 1.87.

  •
  Negative Pledge

        The Global Medium Term Notes and the Facilities totaling Euro 900 million are subject to negative pledge clauses, which restrict the pledge of security interests in the assets of companies included in the consolidation.

35.    Accounts payable

        As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Accounts payable-trade	636,391,557	706,367,545
Fixed asset suppliers	194,194,228	347,216,526
Accounts payable to employees	15,100,745	18,382,030
Other	43,665,138	43,123,122

	889,351,668	1,115,089,223

36.    Accrued expenses

        As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Supplies and external services	215,898,859	299,237,991
Interest expense(i)	129,018,031	196,902,460
Vacation pay and bonuses	97,930,398	111,835,095
Discounts to clients	47,498,269	39,057,657
Other	43,236,791	33,184,329

	533,582,348	680,217,532

(i)
As at 30 June 2007 and 31 December 2006, this caption includes (a) respectively Euro 57.3 million and Euro 58.5 million (Note 41) related to the fair value of the interest component of the exchange rate and interest rate derivatives contracted by Vivo, and (b) respectively Euro 13.1 million and Euro 11.2 million (Note 41) related to the fair value of exchange rate and interest rate derivatives contracted by several Group companies. The reduction in this caption as compared to the balance at year-end 2006, is mainly related to the fact that interest expenses related to the Eurobonds issued in the first half of 2005 and on 7 April 1999 (Note 34) are payable in the first half of each year.

37.    Deferred income

        As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Current deferred income
Advance billings
Pre-paid mobile traffic	89,344,931	111,408,166
Penalties imposed to customers relating to violations of contracts	41,573,128	39,942,294
Other advance billings	69,479,380	41,948,176
Other	16,111,601	22,439,675

	216,509,040	215,738,311

Non-current deferred income
Related parties(i)	13,644,866	—
Other	380,108	380,097

	14,024,974	380,097

(i)
This caption corresponds to the deferred income related to the contract entered into between PT Comunicações and TV Cabo, under which TV Cabo acquires capacity on PT Comunicações fixed network.

38.    Provisions and adjustments

        During the first half of 2007 and 2006, the movements in this caption were as follows:

	Balance 31 Dec 2006	Changes in the consolidation perimeter	Descontinued operations	Increases	Decreases	Foreign currency translation adjustments	Other	Balance 30 Jun 2007
Adjustments
For doubtful accounts receivable (Notes 24 and 25)	424,611,862	(94,235)	(63,075,788)	64,771,762	(13,303,492)	7,381,707	(43,376,306)	376,915,510
For inventories (Note 26)	24,632,949	—	(7,555,757)	170,620	(2,247,392)	963,935	5,550,973	21,515,328
For investments (Note 30 and 31)	33,836,782	7,620,942	(3,076,928)	1,004,101	(41,867)	214,839	(3,092,850)	36,465,019

	483,081,593	7,526,707	(73,708,473)	65,946,483	(15,592,751)	8,560,481	(40,918,183)	434,895,857

Provisions for risks and costs
Litigation (Note 45)	52,386,942	—	(137,000)	26,279,321	(2,779,046)	3,888,228	(11,347,233)	68,291,212
Taxes	43,655,078	—	(6,423,765)	1,954,211	(3,237,730)	997,652	(10,335,840)	26,609,606
Other	111,743,038	—	(5,843,708)	29,169,155	(145,926)	2,723,463	2,799,486	140,445,508

	207,785,058	—	(12,404,473)	57,402,687	(6,162,702)	7,609,343	(18,883,587)	235,346,326

	690,866,651	7,526,707	(86,112,946)	123,349,170	(21,755,453)	16,169,824	(59,801,770)	670,242,183

	Balance 31 Dec 2005	Increases	Decreases	Foreign currency translation adjustments	Other	Balance 30 Jun 2006
Adjustments
For doubtful accounts receivable	373,818,493	169,041,729	(26,243,419)	(4,695,284)	(91,539,042)	420,382,477
For inventories	28,247,571	2,029,496	(2,054,930)	(188,156)	348,230	28,382,211
For investments	65,270,472	2,690,903	(11,258,953)	(335,502)	(1,173,869)	55,193,051

	467,336,536	173,762,128	(39,557,302)	(5,218,942)	(92,364,681)	503,957,739

Provisions for risks and costs
Litigation	74,717,074	13,360,816	(3,271,628)	(1,093,891)	(11,036,425)	72,675,946
Taxes	66,160,198	2,663,551	(4,905,659)	(556,894)	592,365	63,953,561
Other	135,511,379	2,974,172	(9,555,728)	(546,764)	(11,637,970)	116,745,089

	276,388,651	18,998,539	(17,733,015)	(2,197,549)	(22,082,030)	253,374,596

	743,725,187	192,760,667	(57,290,317)	(7,416,491)	(114,446,711)	757,332,335

        PT Multimedia was classified as a discontinued operation (Note 19), and therefore its adjustments and provisions as at 30 June 2007 were included under the captions "Assets related to discontinued operations" and "Liabilities related to discontinued operations", while its adjustments and provisions included in PT's balance sheet as at 31 December 2006 were excluded from consolidation through the column "Discontinued operations".

        As at 30 June 2007 and 31 December 2006, the caption "Provisions for risks and costs" was classified in the balance sheet in accordance with the expected settlement date, as follows:

	30 Jun 2007	31 Dec 2006
Current provision
Litigation	37,287,686	32,053,458
Taxes	18,220,556	26,512,397
Other	74,817,129	46,585,636

	130,325,371	105,151,491

Non-current provision
Litigation	31,003,526	20,333,484
Taxes	8,389,050	17,142,681
Other	65,628,379	65,157,402

	105,020,955	102,633,567

	235,346,326	207,785,058

        The provision for taxes relates to probable tax contingencies, which were estimated based on internal information and the opinion of external tax advisors.

        As at 30 June 2007 and 31 December 2006, the caption "Provisions for risks and costs—Other", consists of:

	30 Jun 2007	31 Dec 2006
Asset retirement obligation (Note 3.g)	60,095,249	58,867,102
Customer retention programs(i)	48,104,823	42,607,492
Provision related to the spin-off of PT Multimedia (Note 19)	18,200,000	—
Negative financial investments (Note 30)(ii)	3,797,169	4,548,077
Other	10,248,267	5,720,367

	140,445,508	111,743,038

(i)
This provision was recognised by TMN and Vivo to settle future liabilities relating to customer retention programmes and was computed based on present catalogue costs and estimated usage levels.

(ii)
This provision relates to accumulated losses in affiliated companies resulting from the application of the equity method of accounting exceeding the corresponding total invested amount, including loans (Notes 2.a).

        The increases in provisions and adjustments in the first half of 2007 and 2006 were recognised in the income statement as follows:

	2007	2006
Provisions and adjustments	94,838,867	176,852,675
Discontinued operations—other costs (Note 19)	18,200,000	8,816,365
Equity in losses of affiliated companies	5,789,570	1,246,395
Income taxes (Notes 18 and 27)	1,414,078	1,851,690
Costs of products sold (Note 11)	160,377	1,229,539
Other	2,946,278	2,764,003

	123,349,170	192,760,667

        The decreases in these captions in the first half of 2007 and 2006 were recognised in the income statement as follows:

	2007	2006
Provisions and adjustments	19,425,452	32,814,194
Costs of products sold (Note 11)	1,941,543	123
Equity in earnings of affiliated companies	33,279	11,258,953
Discontinued operations—other costs (Note 19)	—	10,422,037
Discontinued operations—commercial costs	—	1,943,503
Other	355,179	851,507

	21,755,453	57,290,317

        In the first half of 2007 and 2006, the profit and loss caption "Provisions and adjustments" consists of:

	2007	2006
Increases in provisions and adjustments for doubtful receivables and other	94,838,867	176,852,675
Decreases in provisions and adjustments for doubtful receivables and other	(19,425,452)	(32,814,194)
Direct write-off of accounts receivable	1,633,416	1,093,303
Collections from accounts receivable which were previously written-off	(1,435,181)	(2,507,757)

	75,611,650	142,624,027

        The amount in the column "Other movements" under the caption "Adjustments for doubtful accounts receivable" relates mainly to the write-off of balances previously fully provided for (Note 24).

39.    Other current and non-current liabilities

        As at 30 June 2007 and 31 December 2006, these captions consist of:

	30 Jun 2007	31 Dec 2006
Other current liabilities
Accounts payable from QTE transactions (Notes 3.l.ix and 29)	85,822,772	46,332,009
Dividends payable(i)	13,236,330	8,909,070
Other(ii)	26,810,713	27,254,810

	125,869,815	82,495,889

Other non-current liabilities
Accounts payable from QTE transactions (Notes 3.l.ix and 29)	548,580,425	627,430,804
Fair value of derivative financial instruments (Note 41)	38,254,258	44,048,655
Other(iii)	6,537,895	11,065,915

	593,372,578	682,545,374

(i)
This caption is related to unpaid dividends declared by Brasilcel's subsidiaries.

(ii)
As at 31 December 2006, this caption includes Euro 22 million related to an account receivable in favour of the shareholders of the subsidiaries of Brasilcel in connection with a reverse stock split undertaken in 2005. In this transaction, the shares issued by the various companies were grouped in lots, with each lot exchanged for a new share. Because certain shareholders did not possess a sufficient number of shares to receive a new share in exchange, an auction of the shares not attributed/exchanged was undertaken. Each company recognized the value received in this auction as a payable to the former shareholders, which will be reduced to the extent the former shareholders request those amounts.

(iii)
This caption includes primarily accrued expenses in connection with certain loans obtained by Vivo where the interest component is payable in more than 12 months.

40.    Shareholders' Equity

        During 2006 and in the first half of 2007, the movements in this caption were as follows:

	Share capital	Capital issued premium	Treasury shares	Legal reserve	Reserve for treasury shares	Accumulated earnings	Total equity excluding minority interests
Balance as at 31 December 2005	1,128,856,500	91,704,891	(102,044,948)	179,229,361	125,428,500	405,216,985	1,828,391,289
Share capital increase through the incorporation of reserves	338,656,950	(91,704,891)	—	(121,523,559)	(125,428,500)	—	—
Increase of free reserves through a share capital reduction	(1,072,413,675)	—	—	—	—	1,072,413,675	—
Acquisition of treasury shares, through equity swaps	—	—	(171,984,398)	—	—	—	(171,984,398)
Cash settlement of equity swaps over treasury shares	—	—	86,416,953	—	—	—	86,416,953
Dividends paid (Notes 21 and 43.i)	—	—	—	—	—	(526,402,838)	(526,402,838)
Earnings allocated to the legal reserve	—	—	—	25,001,079	—	(25,001,079)	—
Income recognized directly in equity	—	—	—	—	—	172,069,067	172,069,067
Income recognized in the income statement	—	—	—	—	—	866,759,657	866,759,657

Balance as at 31 December 2006	395,099,775	—	(187,612,393)	82,706,881	—	1,965,055,467	2,255,249,730
Share capital increase through the incorporation of reserves	79,019,955	—	—	(79,019,955)	—	—	—
Increase of free reserves through a share capital reduction	(440,254,035)	—	—	—	—	440,254,035	—
Acquisition of treasury shares, through equity swaps	—	—	(1,061,285,545)	—	—	—	(1,061,285,545)
Cash settlement of equity swaps over treasury shares	—	—	472,125,919	—	—	—	472,125,919
Dividends paid (Notes 21 and 43.i)	—	—	—	—	—	(516,506,816)	(516,506,816)
Earnings allocated to the legal reserve	—	—	—	3,086,213	—	(3,086,213)	—
Income recognized directly in equity	—	—	—	—	—	424,306,104	424,306,104
Income recognized in the income statement	—	—	—	—	—	429,084,610	429,084,610

Balance as at 30 June 2007	33,865,695	—	(776,772,019)	6,773,139	—	2,739,107,187	2,002,974,002

40.1.    Share capital

        As approved at the Annual General Meeting held on 27 April 2007, Portugal Telecom has completed on 22 May 2007 its share capital increase of Euro 79,019,955, through the incorporation of legal reserve, and its share capital reduction of Euro 440,254,035, for the release of excess capital through the creation of free reserves in the same amount. As a result of the referred operations, Portugal Telecom's fully subscribed and paid share capital as at 30 June 2007, amounted to Euro 33,865,695 and is represented by 1,128,856,500 shares, with a nominal value of three cents each with the following distribution:

  •
  1,128,856,000 ordinary shares; and

  •
  500 Class A shares.

        The following matters may not be approved in a General Shareholders' Meeting against the majority of the votes corresponding to Class A shares:

  •
  Authorization for the acquisition of ordinary shares representing more than 10% of the share capital by shareholders that directly or indirectly perform competing activities to those of the companies within a dominant relation with Portugal Telecom;

  •
  Amendments to the by-laws and share capital increases, as well as the limitation or suppression of pre-emptive rights and the establishing of standards for share capital increases to be resolved by the Board of Directors;

  •
  Issuing of bonds or other securities, establishing the issue value for these securities to be resolved by the Board of Directors and limitation or suppression of pre-emptive rights in the issuing of bonds convertible into shares, as well as establishing the standards for the issuing of bonds of such nature to be resolved by the Board of Directors;

  •
  The passing of resolutions on the application of the financial year results, in the case of dividend distribution to the shareholders in a percentage superior to 40% of distributable profits;

  •
  Election of the Board of the General Shareholders' Meeting;

  •
  Approval of the general goals and fundamental principles of the Company's policies;

  •
  Definition of the general principles of the policy of shareholdings in companies, as well as, in the cases where those principles require prior General Shareholders' Meeting authorization, the passing of resolutions on the respective acquisitions and sales;

  •
  Moving the Company's registered offices within the municipality of Lisbon or to a neighbouring municipality.

        In addition, the election of one third of the total number of Directors, including the Chairman of the Board of Directors, requires the approval of a majority of the votes of the Class A shares.

40.2.    Capital issued premium

        This caption resulted from premiums generated in capital increases made by Portugal Telecom. According to Portuguese law, applicable to companies listed in stock exchanges under the supervision of Comissão do Mercado de Valores Mobiliários ("CMVM", the Portuguese securities and stock exchange regulator), these amounts can only be used to increase share capital or to absorb accumulated losses (without it being necessary to first use other reserves). Capital issued premium was used in the share capital increase effective on 11 May 2006, as approved at the Annual General Meeting of 21 April 2006.

40.3.    Treasury shares

        As at 30 June 2007 and 31 December 2006, this caption includes equity swaps contracted by Portugal Telecom up to those dates that are recognised as an effective acquisition of treasury shares, thus implying the recognition of a corresponding financial liability (Note 34).

        During 2006 and the first half of 2007, the movements in these captions were as follows:

	Number of shares	Nominal value	Premiums and discounts	Carrying value	Carrying value per share
Balance as at 31 December 2005	13,240,000	13,240,000	88,804,948	102,044,948	7.71
Acquisitions	18,740,000	6,559,000	165,425,398	171,984,398
Cash settlement of equity swaps over treasury shares	(11,340,000)	(3,969,000)	(82,447,953)	(86,416,953)
Change in the nominal value of each share	—	(8,606,000)	8,606,000	—

Balance as at 31 December 2006	20,640,000	7,224,000	180,388,393	187,612,393	9.09

Acquisitions	103,571,354	3,107,141	1,058,178,404	1,061,285,545
Cash settlement of equity swaps over treasury shares(i)	(48,810,043)	(1,464,301)	(470,661,618)	(472,125,919)
Change in the nominal value of each share	—	(6,604,800)	6,604,800	—

Balance as at 30 June 2007	75,401,311	2,262,039	774,509,980	776,772,019	10.30

(i)
During the first half of 2007, Portugal Telecom decided to cash settle the equity swaps over 48,810,043 own shares, having received an amount of Euro 31,247,010 (Note 16) resulting from the difference between the exercise price and the market price of PT's share as of the dates of the financial settlement.

40.4.    Legal reserve

        Portuguese law provides that at least 5% of each year's profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted. A portion of the legal reserve amounting to Euro 121,523,559 and Euro 79,019,955 was used in the share capital increases effective on 11 May 2006 and 22 May 2007, respectively.

40.5.    Reserve for treasury shares

        The reserve for treasury shares is related to the recognition of a non-distributable reserve equivalent to the nominal value of the shares cancelled. This reserve has the same legal regime as the legal reserve. The total reserve for treasury shares was used in the share capital increase effective on 11 May 2006, as approved at the Annual General Meeting of 21 April 2006.

40.6.    Accumulated earnings

        As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Income and expenses recognized directly in equity
Net actuarial losses (Notes 9.1 and 9.2)	(1,328,988,666)	(1,650,597,836)
Hedge accounting of financial instruments (Note 41.2)	(781,844)	3,984,931
Investments available for sale	2,362,844	22,968,096
Cumulative foreign currency translation adjustments and other(i)	845,175,804	637,337,339

	(482,231,862)	(986,307,470)
Tax effect	352,594,907	430,471,597

	(129,636,955)	(555,835,873)
Free reserves and retained earnings	2,439,659,532	1,654,131,683
Net income attributable to equity holders of the parent	429,084,610	866,759,657

	2,739,107,187	1,965,055,467

(i)
This caption includes mainly the translation adjustments of assets and liabilities denominated in foreign currencies as from 1 January 2004 up to the balance sheet date (Note 3.q)), and is mainly related to PT's investment in Brazil, whose currency translation adjustments amounted to Euro 864 million as at 30 June 2007, mainly related to the investment in Vivo.

41.    Financial instruments

41.1.    Financial risks

        Portugal Telecom is primarily exposed to (i) market risks related mainly to changes in foreign currency exchange rates and in interest rates, (ii) credit risks, (iii) liquidity risks and (iv) other risks. The main objective of Portugal Telecom's financial risk management is to reduce these risks to a lower level. Portugal Telecom enters into a variety of derivative financial instruments to manage its risk exposure to changes in interest rates and foreign currency exchange rates.

        The contracting of these derivatives is made after careful analysis of associated risks and rewards, taking into consideration information obtained from different institutions. These transactions are subject to authorization from Portugal Telecom's Executive Committee. The positions held by the

Company, as well as the relevant financial markets, are permanently monitored. The fair value of these derivatives is determined on a regular basis in order to assess the economic and financial implications of different scenarios.

Foreign currency exchange rate

        Foreign currency exchange rate risks are mainly related to our investments in Brazil and other foreign countries, and to our debt denominated in currencies different from the functional currency of the country where the borrowing company operates.

        As at 30 June 2007, the net exposure (assets minus liabilities) to Brazil amounted to R$7,538 million (Euro 2,897 million at the Euro/Real exchange rate as at 30 June 2007), of which more than approximately 90% is related to our investment in Vivo.

        The Group is also exposed to foreign currency exchange-rate risks related to debt denominated in foreign currencies different from the Group companies' functional currencies. As at 30 June 2007, these risks are basically related to:

  •
  Debt denominated in US Dollars contracted by Portugal Telecom amounting to US$ 53 million (Euro 39 million at the Euro/US Dollar exchange rate as at 30 June 2007), for which Portugal Telecom has contracted an exchange rate and interest rate derivative;

  •
  Debt denominated in US Dollars contracted by Vivo amounting to US$ 279 million (Euro 207 million), for which Vivo has contracted exchange and interest rate derivatives, which hedge more than 90% of the debt.

  •
  Debt denominated in Japanese Yenes contracted by Vivo amounting to ¥ 21,684 million (Euro 131 million), for which Vivo has contracted exchange rate and interest rate derivatives, which hedge 100% of the debt.

  •
  An exchange rate derivative contracted by Portugal Telecom with a notional of US$ 218 million (put) and Euro 200 million (call). This derivative is classified in the balance sheet as a financial instrument held for trading, since it did not comply with the requirements to account for as a hedge financial instrument (Note 41.2).

        On the following paragraphs and as required by IFRS 7, it is described a sensitivity analysis that shows the effects of hypothetical changes of relevant risk variables on the income statement and shareholders' equity:

  •
  The impact of the appreciation (devaluation) of the Euro/Real exchange rate by 0.1 from 2.6024 to 2.5024 (2.7024), would be an increase (decrease) in PT's net assets as at 30 June 2007 by approximately Euro 116 million (Euro 107 million);

  •
  The impact of the US Dollar appreciation (devaluation) against the Euro by 0.01 in PT's held for trading exchange rate derivative mentioned above, would be a decrease (increase) in net financial expenses amounting to approximately Euro 1 million (Euro 1 million);

  •
  Most of non-derivative financial assets and liabilities (cash and cash equivalents, trade receivables and payables, and debt) are either directly denominated in the functional currency or indirectly through the use of derivatives. Therefore, changes in exchange rates would have no material effects on the income statement and shareholders' equity of the companies where those assets and liabilities are recorded.

Interest rate

        Interest rate risks basically impact our financial expenses on the floating interest rate debt. Portugal Telecom is exposed to these risks primarily in the Euro zone and in Brazil (Vivo). With the purpose of reducing the impact of these risks, the Group has entered into interest-rate swaps, swapping floating rate into fixed rate debt.

        As at 30 June 2007, 78.8% of net debt and 59.9% of gross debt were, directly or indirectly through the use of interest rate derivatives, set in fixed rates. The remaining 21.2% of net debt and 40.1% of gross debt are exposed to changes in market interest rates. If all market interest rates had been higher (lower) by 1% during the six months period ended 30 June 2007, net interest expenses would have been higher (lower) by an amount of approximately 1.2 million (1.2 million).

        The Group has also entered into some derivatives, which include an interest rate component, that are classified as held for trading derivatives, although its economic goal is to hedge currency or interest rate risk. If the market interest rates had been higher (lower) by 1% during the six months period ended 30 June 2007, net interest expenses in respect of these instruments would have been higher (lower) by an amount of approximately Euro 0.5 million (Euro 0.5 million).

        Interest rate risks also results from the exposure to changes in the fair value of PT's long term fixed-rate debt due to changes in market interest rates.

Credit risks

        Credit risk is related to the risk that a third party fails on its contractual obligations resulting in a financial loss to the Group. Portugal Telecom is subject to credit risks in its treasury and operating activities.

        Risks related to treasury activities result from the cash investments made by the Group. In order to dilute these risks, Portugal Telecom's policy is to invest its cash for short time periods, entering in agreements with highly rated financial institutions and diversifying counterparties.

        Credit risks related to operations are basically related to outstanding receivables from services rendered to our customers (Notes 24 and 25). These risks are monitored on a business to business basis and PT's management of these risks aims to (a) limit the credit granted to customers, considering the profile and the aging of receivables of each customer, (b) monitor the evolution of the level of credit granted, and (c) perform an impairment analysis of its receivables on a regular basis.

        The Group does not have any significant credit risk exposure to any single customer, since trade receivables consist of a large number of customers, spread across several businesses and geographical areas. The Group obtains credit guarantee insurance, whenever the financial condition of a customer requires it.

        Adjustments for accounts receivable are computed taking into consideration primarily (a) the risk profile of the customer, weather it's a corporate or a residential customer, (b) the aging of the receivables, which differs from business to business, and (c) the financial condition of the customers. The movement of these adjustments for the six months periods ended 30 June 2007 and 2006 is disclosed in Note 38. As at 30 June 2007, the Company believes that there is no further credit provision required in excess of the adjustments for doubtful accounts receivable included in Note 38.

Liquidity risks

        These risks may occur if the sources of funding, such as operating cash inflows, divestments, credit lines and cash flows obtained from financing operations, do not match with our financing needs, such as operating and financing outflows, investments, shareholder remuneration and debt repayments.

        In order to mitigate liquidity risks, Portugal Telecom seeks to maintain a liquidity position and an average maturity of debt that allows it to repay its short term debt and, at the same time, pay all its financial commitments, as mentioned above. As at 30 June 2007, the amount of available cash plus the undrawn amount of PT's commercial paper lines (cash immediately available upon a 2-day notice) and PT's standby facilities totaled Euro 2,702 million. Excluding non-domestic operations, this amount was Euro 2,358 million. As at 30 June 2007, Vivo had also available standby facilities in the amount of R$1,650 million, of which no amount was being used at that date. The average maturity of PT's net debt as at 30 June 2007 is 6.0 years.

Country risk

        The political and economic risks of a specific country may affect our investments in foreign countries, with particular emphasis to our investments in Brazil and in Africa. These risks may have a negative effect on net assets, cash flows and results of those investments.

Other risks

        Portugal Telecom is exposed to equity price risks arising mainly from changes in the value of investments accounted for by the equity method or classified as available for sale. These risks affect Portugal Telecom basically in its investments in UOL (Note 30) and Telefónica (Note 31).

        As at 30 June 2007, the fair value of our investment in UOL amounted to Euro 155 million, which compares to a carrying value of Euro 119 million, including goodwill (Note 30). The fair value of this investment is based on the market price of UOL shares, which are listed on the Brazilian stock market. Although the Group is exposed to the equity price risk arising from the investment in UOL, this investment meets the IFRS requirements to be accounted for under the equity method.

        In relation to our investment in Telefónica, which is recorded at fair value through equity, the increase/(decrease) by 10% in its share price as at 30 June 2007, would have increased/(decreased) our investment by Euro 0.5 million.

        Portugal Telecom is also exposed to risks related to the changes in the fair value of the plan assets associated with PT's post retirement defined benefit plans (Note 9). The main purpose of the investment policy established is the capital preservation through five main principles: (1) diversification;

(2) stable strategic asset allocation and disciplined rebalancing; (3) lower exposure to currency fluctuations; (4) specialized instruments for each class of assets; and (5) cost control.

41.2.    Derivative financial instruments

Equity derivatives

        In order to increase its exposure to PT Multimedia, Portugal Telecom contracted in previous years with a financial institution equity swaps over 30,575,090 shares of PT Multimedia, representing 9.9% of PTM's share capital, which were recorded on the balance sheet at fair value through profit and loss.

        During the first half of 2007, a gain amounting to Euro 77,428,725 (Note 7.d) was booked related to the change in fair value of these equity swaps up to May 2007, when these equity swaps were cash settled and as a result Portugal Telecom has received an amount of Euro 94,477,028 (Note 43.f).

Hedging financial instruments

        As described above, Portugal Telecom analyses its financial instruments regularly in order to identify those that comply with the criteria established by IAS 39 to be classified as hedging instruments. As at 30 June 2007 and 31 December 2006, the following financial instruments were classified as hedging derivatives (amounts in millions of euros, including 100% of Vivo's financial instruments):

Company	Notional amount	Transaction	Average maturity (years)	Economic goal
Cash flow hedge
Portugal Telecom	108.9	EUR Interest rate swaps	4.5	Eliminate the risk of interest rate fluctuations in loans
Fair value hedge
Portugal Telecom	39.3	Currency swaps EUR/USD	4.5	Eliminate the risk of exchange rate fluctuations in loans
Vivo	373.0	Currency swaps BRL/USD	0.6	Eliminate the risk of exchange rate fluctuations in loans
Vivo	260.0	Currency swaps BRL/JPY	1.0	Eliminate the risk of exchange rate fluctuations in loans

	31 Dec 2006
Company	Notional amount	Transaction	Average maturity (years)	Economic goal
	Euro million
Cash flow hedge
Portugal Telecom	399.0	EUR Interest rate swaps	6.8	Eliminate the risk of interest rate fluctuations in loans
Fair value hedge
Portugal Telecom	40.3	Cross currency swaps EUR/USD	5.0	Eliminate the risk of exchange rate fluctuations in loans
Vivo	565.8	Cross currency swaps BRL/USD	0.8	Eliminate the risk of exchange rate fluctuations in loans
Vivo	320.4	Cross currency swaps BRL/JPY	1.3	Eliminate the risk of exchange rate fluctuations in loans

Financial instruments held for trading

        As at 30 June 2007 and 31 December 2006, Portugal Telecom had contracted the following financial instruments which, according with IAS 39, are classified as held for trading derivatives (amounts in million of euros, including 100% of Vivo's financial instruments):

	30 Jun 2007
Company	Notional amount	Transaction	Average maturity (years)	Economic goal
	Euro million
Portugal Telecom	200.0	EUR Call/USD Put	1.8	Restructure of previous derivative financial instruments
Cabo Verde Telecom	1.7	Currency swaps EUR/USD	2.5	Eliminate the risk of exchange rate and interest rate fluctuations in loans
Vivo	7.7	Currency swaps BRL/USD	1.0	Eliminate the risk of exchange rate fluctuations in loans
Vivo	889.8	BRL Interest rate swaps	1.1	Hedge changes in fair value of loans due to changes in benchmark interest rate
Vivo	172.1	USD Interest rate swaps	0.3	Hedge changes in fair value of loans due to changes in benchmark interest rate
Mobitel	17.5	Currency swaps BRL/USD	2.9	Eliminate the risk of exchange rate fluctuations in loans

	31 Dec 2006
Company	Notional amount	Transaction	Average maturity (years)	Economic goal
	Euro million
Portugal Telecom	251.6	EUR Interest rate swaps	5.5	Instruments resulting from previous hedgings
Portugal Telecom	200.0	EUR Call/USD Put	2.3	Restructure of previous derivative financial instruments
Portugal Telecom	275.8	Equity swaps on PT Multimedia shares	1.6	Increase exposure to PT Multimedia
Cabo Verde Telecom	2.1	Cross currency swap EUR/USD	2.9	Eliminate the risk of exchange rate and interest rate fluctuations in loans
Vivo	12.5	Cross currency swaps BRL/USD	1.0	Eliminate the risk of exchange rate fluctuations in loans
Vivo	1.9	Cross currency swaps BRL/EUR	0.4	Eliminate the risk of exchange rate fluctuations in loans
Vivo	875.8	BRL Interest rate swaps	0.5	Hedge changes in fair value of loans due to changes in benchmark interest rate
Vivo	176.5	USD Interest rate swaps	0.8	Hedge changes in fair value of loans due to changes in benchmark interest rate
Mobitel	16.6	Cross currency swaps BRL/USD	3.3	Eliminate the risk of exchange rate fluctuations in loans

Fair value of financial instruments

        The movement in the fair value of derivatives during the six months periods ended 30 June 2007 and 2006 was as follows (amounts in millions of euros):

		Fair value adjustment			Foreign currency translation adjustments and other
	Balance 31 Dec 2006			Additions and cancellations		Balance 30 Jun 2007
		Income	Reserves
Fair value hedges
Exchange rate and interest rate(i)	(94.1)	(68.6)	—	49.2	(7.3)	(120.8)
Derivatives held for trading
Exchange rate(ii)	(35.0)	(2.5)	—	—	—	(37.5)
Exchange rate and interest rate	(11.2)	(5.2)	—	4.4	(1.2)	(13.1)
Interest rate	(7.4)	0.8	—	8.2	(1.7)	—
Equity swaps over PT Multimedia shares (Notes 7.d and 43.f)	17.0	77.4	—	(94.5)	—	—
Cash flow hedges
Interest rate (Note 40.6)	4.0	9.2	(4.8)	(9.2)	—	(0.8)

	(126.7)	11.3	(4.8)	(41.9)	(10.2)	(172.2)

(i)
This caption includes a liability of Euro 11 million recorded at Portugal Telecom, which has an average maturity of 4.5 years and a liability of Euro 110 million recorded at Vivo with an average maturity of 0.7 years.

(ii)
This liability has a maturity of 1.8 years.

		Fair value adjustment			Foreign currency translation adjustments and other
	Balance 31 Dec 2005			Additions and cancellations		Balance 30 Jun 2006
		Income	Reserves
Fair value hedges
Interest rate and exchange rate	(122.3)	(84.0)	—	104.0	1.7	(100.7)
Derivatives held for trading
Exchange rate	(26.6)	(7.9)	—	—	—	(34.5)
Exchange rate and interest rate	36.3	(4.1)	—	5.1	(3.2)	34.0
Interest rate	(5.3)	3.8	—	—	(0.0)	(1.6)
Equity swaps over PT Multimedia shares (Note 43.f)	42.0	(15.5)	—	(27.4)	—	(0.8)
Cash flow hedges
Interest rate	(21.6)	(1.7)	17.9	1.7	—	(3.7)

	(97.6)	(109.4)	17.9	83.3	(1.6)	(107.4)

        In the first half of 2007 and 2006, the fair value adjustments related to derivatives were recorded in the following income statement captions (amounts in millions of euros):

	2007				2006
	Net interest expense	Net foreign currency exchange losses/ (gains)	Net losses/ (gains) on financial assets (Note 16)	Total	Net interest expense	Net foreign currency exchange losses/ (gains)	Net losses/ (gains) on financial assets (Note 16)	Total
Fair value hedges
Interest rate and exchange rate	25.1	43.5	—	68.6	41.7	42.3	—	84.0
Derivatives held for trading
Exchange rate	—	—	2.5	2.5	—	—	7.9	7.9
Exchange rate and interest rate	—	2.6	2.6	5.2	—	3.7	0.5	4.1
Interest rate	—	—	(0.8)	(0.8)	—	—	(3.8)	(3.8)
Equity swaps over PT Multimedia shares	—	—	(77.4)	(77.4)	—	—	15.5	15.5
Cash flow hedges
Interest rate	(9.2)	—	—	(9.2)	2	—	—	1.7

	15.8	46.1	(73.2)	(11.3)	43.4	46.0	20.0	109.4

        As at 30 June 2007, the derivatives contracted by the Company are recognized at fair value and are recorded in the following balance sheet captions (amounts in millions of euros):

	Liabilities
	Debt	Accrued expenses (Note 36)	Other non-current liabilities (Note 39)	Total
Fair value hedges
Exchange rate and interest rate	(63.5)	(57.3)	—	(120.8)
Derivatives held for trading
Exchange rate	—	—	(37.5)	(37.5)
Exchange rate and interest rate	—	(13.1)	—	(13.1)
Cash flow hedges
Interest rate	—	—	(0.8)	(0.8)

	(63.5)	(70.4)	(38.3)	(172.2)

        As at 31 December 2006, the derivatives contracted by the Company are recognized at fair value and are recorded in the following balance sheet captions (amounts in millions of euros):

			Liabilities
	Assets
					Other non-current liabilities (Note 39)
	Short term investments	Other non-current assets (Note 29)	Debt	Accrued expenses (Note 36)		Total
Fair value hedges
Exchange rate and interest rate	—	—	(35.6)	(58.5)	—	(94.1)
Derivatives held for trading
Exchange rate	—	—	—	—	(35.0)	(35.0)
Exchange rate and interest rate	—	—	—	(11.2)	—	(11.2)
Interest rate	1.7	—	—	—	(9.0)	(7.4)
Equity swaps over PT Multimedia shares	—	17.0	—	—	—	17.0
Cash flow hedges
Interest rate	—	4.0	—	—	—	4.0

	1.7	21.0	(35.6)	(69.7)	(44.0)	(126.7)

41.3.    Other disclosures on financial instruments

        The carrying amounts of each of the following categories, as defined in IAS 39, were recognized as follows (amouts in millions of euros):

Caption	30 Jun 2007	31 Dec 2006
Financial assets carried at amortised cost
Cash and cash equivalents	463.0	548.5
Short-term investments (Note 23)	888.4	1,535.2
Accounts receivable—trade (Note 24)	1,209.0	1,182.8
Accounts receivable—other(i)	102.2	108.2
Other current and non-current assets—QTE transactions (Note 29)	634.4	673.8
Investments in group companies—loans (Note 30)	90.6	102.0

	3,387.5	4,150.5

Financial assets carried at fair value through profit and loss
Other non-current assets—held for trading derivatives (Note 41.2)	—	17.0

Derivatives designated and effective as hedging instruments carried at fair value
Other non-current assets/(liabilities)—interest rate derivatives—cash flow hedges (Note 41.2)	(0.8)	4.0
Bank loans—exchange and interest rate derivatives—fair value hedges (Note 41.2)(ii)	(63.5)	(35.6)
Accrued expenses—exchange and interest rate derivatives—fair value hedges (Note 41.2)(iii)	(57.3)	(58.5)

	(121.6)	(90.1)

Available-for-sale investments carried at fair value
Other investments (Note 31)	4.5	99.7

Financial liabilities carried at amortised cost
Debt—bonds (Note 34)	(3,156.2)	(3,133.6)
Debt—bank loans(ii)	(1,286.2)	(1,474.6)
Debt—other loans (Note 34)	(240.4)	(750.1)
Debt—equity swaps on treasury shares (Note 34)	(776.8)	(187.6)
Accounts payable (Note 35)	(889.4)	(1,115.1)
Accrued expenses(iii)	(463.2)	(610.5)
Other current liabilities	(26.8)	(27.3)

	(6,838.9)	(7,298.9)

Derivatives held for trading
Accrued expenses—Exchange rate and interest rate derivatives (Note 41.2)	(13.1)	(11.2)
Other non-current liabilities—Exchange rate derivatives (Note 41.2)	(37.5)	(35.0)
Other non-current liabilities—Interest rate derivatives (Note 41.2)	—	(9.0)

	(50.6)	(55.3)

Financial liabilities recorded according to IAS 17
Debt—finance leases (Note 34)	(108.8)	(258.6)
Other current and non-current liabilities—QTE transactions (Note 39)	(634.4)	(673.8)

	(743.2)	(932.4)

(i)
The balance sheet caption "Accounts receivable—other" includes certain assets, such as trial deposits and advances to suppliers, which do not meet the requirements to be classified as a financial asset, and therefore were excluded from this caption.

(ii)
Total bank loans include its notional amounts which were carried at amortised cost and the fair value of certain exchange and interest rate derivatives.

(iii)
Accrued expenses were carried at amortised cost, except for (a) the interest component of certain exchange and interest rate derivatives classified as fair value hedges and (b) the fair value of held for trading exchange rate and interest rate derivatives.

        Except for debt, whose fair value is disclosed on Note 34, and for derivatives and available for sale investments, which are recorded at fair value, as mentioned in Notes 41.2 and 31, respectively, the fair value of the remaining financial assets and liabilities is similar to their carrying amounts.

42.    Guarantees and financial commitments

        As at 30 June 2007, the Company has presented guarantees and comfort letters to third parties, as follows:

Bank guarantees and other guarantees given to Tax Authorities	37,702,908

Bank guarantees given to Portuguese courts for outstanding litigation	1,671,428

Bank guarantees given to other entities
On behalf of TMN	28,876,117
On behalf of PT Comunicações	8,163,138
Other bank guarantees	4,161,171

41,200,426

Comfort letters given to other entities
PT Ventures	5,648,921
Other	2,000,000

7,648,921

        Bank guarantees given on behalf of TMN include a guarantee presented in connection with cross-border lease transactions contracted by TMN (Note 33) and guarantees presented to ANACOM related to TMN's obligations under the UMTS licenses acquired in December 2000. Bank guarantees given on behalf of PT Comunicações were presented to Municipal Authorities and are mainly related to the repayment of taxes and other fees in connection with Portugal Telecom's use of public rights-of-way.

        As at 30 June 2007, the Company had also assumed the following financial commitments, in addition to those recorded in the financial statements:

  (a)
  In June 2006, Médi Télécom entered into a medium and long-term contract with a consortium of Moroccan banks, for a total amount of Euro 544 million. The funds raised were used to repay all the medium and long term debt, denominated in foreign currencies, previously issued under loan contracts entered into with a consortium led by International Finance Corporation and the banks ABN Amro and Sociéte Générale.

    As was the case under the loans repaid, under the provisions of the new loan agreements, Médi Télécom is required to attain certain financial performance levels. In accordance with the financing transaction, the major shareholders of Médi Télécom, Portugal Telecom, through PT Móveis (32.18%), Telefónica Móviles España (32.18%) and Banque Marrocaine du Commerce Exterieur (17.59%), signed a Shareholders Support Deed, under which they are committed to make future capital contributions to Médi Télécom (in the form of capital or shareholders' loans), if this is necessary to cover possible shortfalls in the agreed financial targets. On October 2006, the other shareholders of Médi Télécom also signed the Shareholders Support Deed.

    Under this agreement, these parties committed to make contributions (capital subscription or loans), proportional to their stakes in the company, up to a total of Euro 168 million, of which Euro 50 million are related to the repayment of debt, and ends as soon as Médi Télécom reaches a Net Debt/EBITDA ratio of less than 2.0. As at 30 June 2007, following the renegociation of the Shareholders Support Deed during 2006, the maximum liability to Portugal Telecom amounts to Euro 54 million, which is proportional to its stake in Médi Télécom.

  (b)
  Portugal Telecom signed a Shareholders' Agreement with the other shareholders of Sportinveste Multimédia, in which Portugal Telecom committed to give additional paid-in capital contributions up to a maximum of Euro 40,000,000. As at 30 June 2007, Portugal Telecom had already granted additional paid in capital contributions to Sportinveste Multimédia amounting to Euro 30,023,168 (Note 30).

  (c)
  Under the purchase agreement for the UMTS license, TMN has committed to make contributions of Euro 532 million for the development of the information society in Portugal during the period through the maturity of the license (2015). In May 2007, pursuant to an agreement between TMN and the Portuguese State, and based on contributions already made, the outstanding commitments were valued at Euro 355 million. These contributions will mainly include the sale of subsidized equipment, the offer of our services at reduced prices and investments in the UMTS network. As a result, TMN expects that the actual cash payments to meet these commitments will be significantly lower than the total commitment amount.

  (d)
  As at 30 June 2007, the Group has assumed purchase commitments to suppliers amounting to Euro 110 million, essentially related to equipment.

        As at 30 June 2007, the guarantees given by third parties on behalf of the Company, in connection with bank loans (Note 34), were as follows:

• Guarantees in favor of European Investment Bank	148,523,344
• Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	5,481,560

        As at 30 June 2007, Portugal Telecom had bank deposits amounting to Euro 28,887,377 whose use was restricted due to the cross-border lease transactions entered into by the Group (Note 33). As at the same date, Vivo had tangible assets and financial applications given as guarantees for legal actions, which amounted to Euro 26,745,504 and Euro 7,603,307, respectively.

43.    Statement of cash flows

  (a)
  The caption "Payments relating to indirect taxes and other" includes primarily payments related to the expenses recorded in the income statement caption "Indirect taxes" (Note 14), and also payments and collections of Value-Added Tax in Portugal.

  (b)
  The increase in payments related to income taxes is primarily explained by the full utilization of tax losses carryforward from Portugal Telecom's tax consolidation group by the end of 2006, following which Portugal Telecom has paid income taxes in the first half of 2007 amounting to approximately Euro 85 million.

  (c)
  These captions include basically cash payments from new short term financial applications entered into and cash receipts from the short term applications matured. Net cash receipts amounting to Euro 646,806,884 and Euro 2,078,398,944 in the first half of 2007 and 2006, respectively, are mainly related with the movements occurred in loans obtained (Note 43.h). The decrease in net cash receipts resulting from short-term financial applications, is basically related to the reduction in net cash payments from loans repaid.

  (d)
  During the six-months periods ended 30 June 2007, cash receipts resulting from financial investments were as follows:

Banco Espírito Santo (Note 31)	110,318,600
TV Cabo Macau (Note 32)	3,108,957
Other	1,870,675

115,298,232

  (e)
  During the six-months periods ended 30 June 2007 and 2006, cash receipts resulting from dividends were as follows:

	2007	2006
Unitel	26,643,093	2,486,919
CTM	6,317,727	6,755,361
Banco Espírito Santo (Note 16)	2,632,000	1,344,000
Páginas Amarelas	2,421,835	2,274,570
Other	12,165	385,269

	38,026,820	13,246,119

  (f)
  In the first half of 2007, the caption "Cash receipts resulting from other investing activities" includes mainly Euro 94,477,028 related to the cash settlement of equity swaps over shares of PT Multimedia (Note 41) and Euro 31,247,010 related to the cash settlement of equity swaps over 48,810,043 own shares (Note16). In the first half of 2006, this caption includes primarily Euro 27,384,487 related to equity swaps over shares of PT Multimedia (Note 41).

  (g)
  During the six-months period ended 30 June 2006, payments resulting from financial investments were as follows:

Banco Espírito Santo(i)	19,320,000
Web-Lab(ii)	6,418,036
Mobitel(iii)	3,626,235
Other	5,126,786

34,491,057

(i)
This caption is related to PT's share in the capital increase of Banco Espírito Santo occurred in the first half of 2006.

(ii)
This caption corresponds to the acquisition by Portugal Telecom of the remaining 10% stake in the share capital of Web-Lab from the former shareholders of this company. As a result, Portugal Telecom now has full control of this company.

(iii)
During 2006, PT Brasil acquired the remaining 4.26% stake in Mobitel. As a result, PT Brasil now owns 100% of Mobitel.

(h)
These captions are basically related to commercial paper and other bank loans which are regularly renewed.

    In the first half of 2007, cash payments from loans repaid net of cash receipts from loans obtained amounted to Euro 641,030,987, and are primarily related to the reduction in the level of usage of the short-term commercial paper programs from Euro 749,411,565 to Euro 239,848,676 (Note 34).

    In the first half of 2006, cash payments from loans repaid net of cash receipts from loans obtained amounted to Euro 1,709,088,359, and included primarily: (i) Euro 899,500,000 for the repayment of the notes issued by PT Finance on 21 February 2001; and (ii) Euro 500,000,000 related to the partial repayment of the Multicurrency Credit Facility entered into in 2003.

  (i)
  During the six-months periods ended 30 June 2007 and 2006, the Group payments regarding dividends were as follows:

	2007	2006
Portugal Telecom (Notes 21, 23 and 40)	516,506,816	526,402,838
MTC	5,513,324	—
Cabo Verde Telecom	4,869,879	3,898,829
Timor Telecom	896,046	—
Other	1,228,966	80,491

	529,015,031	530,382,158

  (j)
  During the six-months periods ended 30 June 2007 and 2006, the caption "Other payments resulting from financing activities" includes respectively Euro 19 million and Euro 53 million related to payments made by Vivo in connection with exchange rate derivatives contracted by Vivo.

44.    Related parties

a)    Associated companies and jointly controlled entities

        Balances as at 30 June 2007 and 31 December 2006 and transactions occurred during the six months periods ended 30 June 2007 and 2006 between Portugal Telecom and associated companies and jointly controlled entities (related to the 50% share not owned by the Portugal Telecom Group) are as follows:

	Loans granted (Note 30)		Accounts receivable		Accounts payable
Company
	30 Jun 2007	31 Dec 2006	30 Jun 2007	31 Dec 2006	30 Jun 2007	31 Dec 2006
Médi Télécom	68,590,690	68,106,243	11,735,865	11,182,595	883,498	2,187,396
Sportinveste Multimédia	35,318,668	35,318,668	184,870	68,094	—	—
Inesc(i)	3,292,066	3,292,066	564,422	502,718	9,198	—
Sport TV	—	12,500,000	—	3,262,598	—	8,786,037
Unitel(ii)	—	379,651	62,179,032	38,419,763	43,095	67,147
Multitel	—	73,212	3,204,174	3,312,295	34,891	356,141
Vivo	—	—	15,519,542	11,883,846	81,797	100,295
Páginas Amarelas	—	—	9,091,001	9,286,412	35,947,921	50,104,723
Caixanet	—	—	4,075,701	3,949,043	—	—
Fundação PT	—	—	4,373,734	3,357,638	51,275	—
Guiné Telecom	—	—	3,140,469	3,403,513	5,410,441	6,048,598
PT-ACS	—	—	1,875,658	1,795,715	1,568,682	4,647,135
Octal TV	—	—	326	421,888	81,307	7,533,309
Lisboa TV	—	—	53,329	101,841	—	6,045,831
Other companies	2,949,255	1,588,438	8,141,045	6,620,808	1,725,348	2,466,304

	110,150,679	121,258,278	124,139,168	97,568,767	45,837,453	88,342,916

(i)
Loans granted to this company were fully provided for.

(ii)
Accounts receivable from Unitel as at 30 June 2007 and 31 December 2006 include dividends receivable of Euro 48 million and Euro 26 million (Note 25), respectively.

	Costs		Revenues		Interest obtained
Company
	2007	2006	2007	2006	2007	2006
Páginas Amarelas	28,793,607	33,960,220	1,170,967	1,110,493	—	—
PT-ACS	5,074,908	8,930,144	142,218	125,694	—	—
Médi Télécom	3,855,931	4,548,329	5,398,855	3,745,657	1,395,088	1,413,714
Unitel	3,742,174	3,952,627	6,777,850	6,041,966	13,159	—
Intelsat	603,955	523,106	—	—
Guiné Telecom	424,974	729,911	760,390	512,463	—	—
Sportinveste Multimédia	386,885	495,424	54,131	283,073	—	—
Caixanet	255,407	950	4,638,322	6,759,482	—	—
CTM	134,923	42,080	169,920	131,198	—	—
Vivo	—	—	26,838,849	24,502,337	—	—
Other companies	572,076	1,218,595	6,545,004	3,817,746	140,838	94,189

	43,844,840	54,401,386	52,496,506	47,030,109	1,549,085	1,507,903

        The terms and contractual conditions in agreements entered by Portugal Telecom and subsidiaries are similar to those applicable to other independent entities in similar transactions. Activities developed in connections with those agreements include mainly:

  •
  Call center services rendered by Mobitel to Vivo;

  •
  Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for production, publishing and distribution of PT Comunicações' telephone directories, as well as selling advertising space in the directories.

b)    Shareholders

        Some of the major shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities. Transactions occurred during the first half of 2007 and balances as at 30 June 2007 between Portugal Telecom and its major shareholders are as follows:

Company	Revenues	Costs	Interest obtained and (paid)	Accounts receivable	Accounts payable
Caixa Geral de Depósitos Group	13,934,546	2,258,470	1,467,856	9,970,954	—
Visabeira Group	13,386,886	42,169,371	—	13,294,239	19,634,722
BES Group	5,167,351	23,291,770	4,091,797	3,746,375	202,515
Barclays	9,933	8,349	(9,272,228)	158,013	—
Controlinveste	298	2,434,072	—	2,799,593	1,511,380

	32,499,014	70,162,032	(3,712,575)	29,969,174	21,348,617

        The terms and contractual conditions in agreements entered by Portugal Telecom and shareholders are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above rendered financial consultancy and insurance services.

        In connection with the incorporation of Brasilcel, Portugal Telecom and Telefónica entered into a strategic agreement, which allows Portugal Telecom to acquire up to 1.5% of Telefónica's share capital and Telefónica to acquire up to 10% of Portugal Telecom's share capital. As at 30 June 2007, Telefónica held 9.96% of Portugal Telecom's share capital.

        Portugal Telecom entered into a Shareholders' Agreement with Telefónica to manage Vivo and is party to certain international traffic agreements with Telefónica Group companies, which have substantially the same conditions as similar agreements with independent parties.

c)     Other

        During the six-months periods ended 30 June 2007 and 2006, the remuneration of Board Members and related committees, is as follows:

	2007		2006
	Fixed(i)	Variable(ii)	Fixed	Variable(iii)
Executive Committee	2,096,176	6,393,969	2,590,632	12,851,253
Non-executive board members	626,073	—	989,186	1,266,515
Supervisory Board	101,137	—	91,901	—
General Meeting	7,071	—	1,719	—

	2,830,457	6,393,969	3,673,438	14,117,768

(i)
These amounts are related to transactions for the six months ended 30 June 2007.

(ii)
These amounts were paid in the six months ended 30 June 2007 and are related to the full year 2006.

(iii)
These amounts were paid in the six months ended 30 June 2006 and are related to the full year 2005.

        During the six-months periods ended 30 June 2007 and 2006, fixed remuneration of key employees of the PT Group management amounted to Euro 8,876,267 and Euro 8,303,171, respectively, and variable remuneration amounted to Euro 4,738,605 and Euro 4,165,509, respectively.

        In addition to the above mentioned remunerations, Executive Board members and key employees are also entitled to fringe benefits that are primarily utilized in their daily functions.

45.    Litigation

45.1.    Regulatory authorities

a) Claims for municipal taxes and fees

        Pursuant to a statute enacted on 1 August 1997, as an operator of a basic telecommunications network, Portugal Telecom was exempt from municipal taxes and rights-of-way and other fees with respect to its network in connection with its obligations under the Concession. The Portuguese government has advised Portugal Telecom in the past that this statute confirmed the tax exemption under our Concession. The Portuguese government has advised Portugal Telecom it will continue to take the necessary actions in order for PT Comunicações to maintain the economic benefits contemplated by the Concession. At this time, Portugal Telecom cannot be sure that the Portuguese courts will accept that this statute resolves claims for municipal assessments and taxes for the period prior to its enactment.

        In 1999, the municipality of Oporto filed a lawsuit claiming the repayment of taxes and other fees in connection with the use by PT Comunicações of public rights-of-way in 1998. The Lower Tax Court of Oporto ruled in favor of PT Comunicações in March 2003, declaring the regulations of the Municipality of Oporto, under which such taxes and other fees were deemed to be owed by PT Comunicações, to be unconstitutional. The Municipality of Oporto subsequently appealed this decision to the Administrative Central Court, and then PT Comunicações submitted its response thereto. This appeal is pending before the Administrative Central Court.

        If this claim is upheld against PT Comunicações, other municipalities might seek to make or renew claims against PT Comunicações. Portuguese law provides for a four-year statute of limitations for claims for taxes or other similar governmental charges. The statute of limitation for taxable events that occurred prior to 1 January 1998 is five years. Since the statute of limitations for such claims has expired, Portugal Telecom do not expect that any further claims will be made against PT Comunicações, but PT cannot be certain about this.

        Law 5/2004 of 10 February 2004 established a new rights-of-way regime in Portugal whereby each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in each such municipality. This regime was implemented in 2005 but does not affect the lawsuit described above pursuant to the former statute.

b) Regulatory Proceedings

        PT Group companies are regularly involved in regulatory inquiries and investigations involving their operations. In addition, ANACOM, the European Commission, and the Autoridade da Concorrência regularly make inquiries and conduct investigations concerning compliance with applicable laws and regulations. Current inquires and investigations include several investigations by the Autoridade da Concorrência related to (i) PT.com (this complaint was formerly against Telepac, which merged with PT.com in December 2004) and TV Cabo regarding alleged anti-competitive practices in the broadband Internet market; (ii) TV Cabo and Sport TV by TV TEL, a cable TV company operating in the Oporto area, for alleged refusal to supply advertising space; and (iii) PT

Comunicações for alleged anti-competitive practices in the public wireline telephone market and for granting discriminatory discounts on leased lines. Portugal Telecom considers that group companies have consistently followed a policy of compliance with all relevant laws. The Group continually reviews commercial offers in order to reduce the risk of competition law infringement. The Group believes that most of the complaints that have resulted in such investigations should be dismissed due to the nature of the alleged abuses and the novelty of the relevant competition laws. However, if group companies are found to be in violation of applicable laws and regulations in these or other regulatory inquiries and investigations, they could become subject to penalties, fines, damages or other sanctions. It is however permitted under Portuguese law to appeal any adverse decision to the Courts. The appeal will suspend the decisions of Autoridade da Concorrência.

        In 2004, the Autoridade da Concorrência initiated a proceeding against PT Comunicações, referred to as a "statement of objections", alleging that PT Comunicações was denying access to the ducts in which the basic telecommunications network is installed. In June 2005, the Autoridade da Concorrência issued a revised "statement of objections" on this matter. PT Comunicações has responded to those "statement of objections" and does not believe it has violated applicable law and regulations. However, on 1 August 2007, the Autoridade da Concorrência imposed a fine of Euro 38 million on PT Comunicações. PT Comunicações appealed to the Commerce Court of Lisbon, on 30 August 2007. This appeal suspends the decision of Autoridade da Concorrência.

        In September 2005, the Autoridade da Concorrência brought allegations against PT Multimedia and TV Cabo for practices allegedly in violation of Article 4 of Law 18/2003 (the Portuguese Competition Law) following the execution in 2000 of a partnership agreement among PT Multimédia, TV Cabo and SIC—Sociedade Independente de Comunicação, S.A. ("SIC") in connection with SIC's acquisition of Lisboa TV-Informacão e Multimédia, SA. PT Multimedia and TV Cabo contested the allegations by the Portuguese competition authority. However, in August 2006, the Autoridade da Concorrência imposed a fine of Euro 2.5 million on PT Multimedia. PT Multimedia and TV Cabo appealed to the Commerce Court of Lisbon on 8 September 2006. This appeal suspended the decision of the Portuguese competition authority. On 14 August 2007, PTM was notified of the Commerce Court's decision within the appeal procedure. According to the said decision, the Commerce Court declared the limitation of action of the decision of the Autoridade da Concorrência in what concerned the first option clause of the Partnership Agreement, having also declared that the entire proceeding was null and void, and therefore that the Autoridade da Concorrência should reinitiate a new proceeding solely in respect of the exclusivity clause.

        In April 2007, the Autoridade da Concorrência acused PT Comunicações of alleged abuse of dominant position for granting dicriminatory discounts on lease lines. In response to this acusation, PT Comunicações contested the alleged by the Autoridade da Concorrência. PT Comunicações is permitted under Portuguese law to appeal any adverse decision of the Autoridade da Concorrência to the Courts. The appeal suspends the decision of the Autoridade da Concorrência.

        On 8 June 2005, Portugal Telecom was informed through the press that Sonaecom had filed a complaint against it with the European Commission, under article 82 of the EU Treaty, alleging abuse of dominant position in the Portuguese market in connection with our provision of both cable television and fixed line services, respectively, through our subsidiaries, PT Multimedia and PT Comunicações. Sonaecom requested that the European Commission require Portugal Telecom to separate its cable television and fixed line telecommunications operations—a so-called "structural remedy". However, on 2 February 2006 the Commission responded that the complaint should be addressed by the Portuguese Autoridade da Concorrência. To Portugal Telecom knowledge, proceedings before the European Commission related to this complaint are now closed. Portugal Telecom has not received further information about whether Sonaecom intends to pursue this matter with the Autoridade da Concorrência.

        Sonaecom has also submitted a complaint to the European Commission alleging illegal "state aid" in connection with the Portuguese government's sale of the basic telecommunications network to PT Comunicações in 2002 and the exemption from the payment of municipal taxes granted to PT Comunicações as part of its Concession Agreement. Sonaecom is claiming that the purchase price for the basic network was below market value, thereby adversely affecting the Portuguese State. Sonaecom also claims that the absence of a public tender offer and the absence of independent valuations to set a minimum disposal price constituted "state aid". Pursuant to its Concession Agreement, PT Comunicações was exempted from the payment of municipal taxes from 1995 until such exemption was revoked by Law 5/2004 of 10 February 2004. This is in contrast to the situation affecting new telecommunications operators after the liberalization of the telecoms market in 2000. In order for new operators to build their infrastructure, they were required to pay municipal taxes for the use of municipal sub-soil. Sonaecom claims this discrimination against new operators represents a case of illegal "state aid" which harmed both new operators and the municipalities. Portugal Telecom have not received information from the European Commission or the Portuguese authorities regarding this complaint.

        In April 2006, the European Commission sent a formal request to the Portuguese government to abandon the special rights it holds as the sole owner of Portugal Telecom's Class A shares. The European Commission believes that the special powers granted to the Portuguese government through the sole ownership of the Class A shares act as a disincentive for investment by other EU member states in a manner that violates European Community Treaty rules. Should the Portuguese authorities not take satisfactory steps to remedy the alleged infringement of EU law, the European Commission may decide to refer the case to the European Court of Justice.

c) Other Legal Proceedings

        On 23 April 2001, PT Comunicações submitted a claim to the Lisbon administrative court, contesting the legality of an ANACOM administrative decision of 21 February 2001, which instructed PT Comunicações to change its billing structure for the connection of ISPs to its fixed line network from a model based on revenue sharing to one based on call origination charges and established maximum prices that PT Comunicações is permitted to charge ISPs for Internet interconnection service. PT Comunicações has claimed that ANACOM's administrative decision was issued in contravention of Portuguese and EU law. If PT Comunicações is successful in its initial claim, it plans to request compensation for any losses suffered in connection with the implementation of its reference Internet access offer of 1 March 2001.

        In April 2003, TVI-Televisão Independente, SA, or TVI, a television company, filed a claim against the Portuguese State and PT Comunicações in the Lisbon Administrative Court. In 1990, TVI and SIC, another television company, were awarded licenses for the provision of television channels pursuant to a public tender process. TVI claims that when it tendered for the television channel license, it chose not to use the publicly-owned backbone network to carry its signals but to build and operate its own network, and that it made this decision on the basis of the prices of the publicly-owned backbone network. TVI argues that when PT Comunicações subsequently took control over that network and became the provider of that network for carriage of television signals, PT Comunicações lowered the prices (on which TVI argues it based its decision) charged to SIC and RTP, the national television company, and that this violated several principles and provisions of Portuguese law. The price decreases are alleged to have been made under the Pricing Convention entered into by Portugal Telecom with the Portuguese State and the Portuguese telecommunications regulator in 1997, which regulated our network prices.

        TVI is claiming an amount of about Euro 64 million from the Portuguese State and PT Comunicações. TVI claims that this amount reflects the excess of the cost to it of building and operating its own network over the prices it would have paid had it chosen to use the publicly-owned backbone network, as well as loss of profit which it would have made had it used that network, which TVI argues is more extensive and more developed than its own. PT Comunicações strongly disagrees with TVI's claims. On 20 June 2003, PT Comunicações submitted its response to TVI's claim, arguing that (i) the statute of limitations on TVI's claim for compensation has run because the claim relates to events that occurred more that ten years ago, (ii) the decrease in prices charged by PT Comunicações for the use of the publicly-owned backbone network did not violate Portuguese law because it does not require that the prices charged for use of such network remain unchanged; and (iii) TVI's claim for damages and losses is neither legally nor factually sustainable. The Portuguese State has also submitted its response to TVI's claim, and PT Comunicações is currently waiting for the Lisbon Administrative Court to set a date for the preliminary hearing.

        In September 2003, HLC—Telemedia, SGPS, S.A., Horácio Luís de Brito Carvalho and HLC—Engenharia e Gestão de Projectos, SA (collectively, "HLC") filed a law suit against PT Comunicações in the Lisbon Civil Court seeking to be compensated by Euro 15 million. HLC is arguing that PT Comunicações (i) ceased rendering fixed telephone services; (ii) ceased rendering interconnection services; and (iii) interrupted the rendering of PT Comunicações' leased line services and that these actions caused HLC to go bankrupt, injured HLC's image and resulted in Horácio Luís de Brito Carvalho becoming personally liable for certain of HLC's losses. PT Comunicações disagrees with HLC's claim and responded to it in November 2003. HLC answered this response in December 2003. The Lisbon Civil Court has determined which facts have been established in connection with this claim and which facts have yet to be established. PT Comunicações is now waiting for the court to set a date for the final hearing.

        In March 2004, TV TEL Grande Porto—Comunicações, SA, or TVTEL, a telecommunications company based in Oporto, filed a claim against PT Comunicações in the Lisbon Judicial Court. TV TEL alleged that PT Comunicações, since 2001, has unlawfully restricted and/or refused access to the telecommunication ducts of PT Comunicações in Oporto, thereby undermining and delaying the installation and development of TV TEL's telecommunications network. TV TEL alleges that PT Comunicações intended to favor both itself and CATVP—TV Cabo Portugal, S.A, a PT Group company and a direct competitor of TV TEL.

        TV TEL is claiming an amount of approximately Euro 15 million from PT for damages and losses allegedly caused and yet to be sustained by that company as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TV TEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defense to these claims in June 2004, stating that (1) TV TEL did not have a general right to install its network in PT Comunicações's ducts, (2) all of TV TEL's requests were lawfully and timely responded to by PT Comunicações according to its general infrastructure management policy, and (3) TV TEL's claims for damages and losses were not factually sustainable. The preliminary hearing in this proceeding has been completed and PT Comunicações expects that a date for a trial will be set in the near future.

45.2.    Other claims and legal actions

Proceedings with probable losses

        As at 30 June 2007 and 31 December 2006, there were several claims and legal actions against certain subsidiaries of the Group in which losses are considered probable in accordance with the definitions of IAS 37. For those claims and legal actions, the Group recorded provisions (Note 38), based on the opinion of its internal and external legal counsel, to cover the probable future outflows, as follows:

	30 Jun 2007	31 Dec 2006
Civil claims	42,298,625	34,589,283
Labor claims	22,249,081	15,915,554
Other	3,743,506	1,882,105

	68,291,212	52,386,942

Proceedings with possible losses

        As at 30 June 2007 and 31 December 2006, there were several claims and legal actions against certain subsidiaries of the Group, whose settlement is considered to be possible based on the information provided by its legal counsel. The nature of those claims and legal actions is as follows:

	30 Jun 2007	31 Dec 2006
Civil claims	163,651,735	155,603,666
Labor claims	25,656,354	21,521,774
Other(i)	493,372,666	396,550,612

	682,680,755	573,676,052

(i)
This caption includes Euro 397,843,036 related to PT's 50% share in possible contingencies at Vivo, which are primarily related to tax issues, including income taxes and other indirect taxes, and an amount of Euro 72 million related to possible tax contingencies at companies operating in Portugal.

46.    Recent accounting pronouncements

        The Standards and Interpretations recently issued by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee ("IFRIC") but not yet effective and with potencial impact on the financial statements of Portugal Telecom, are as follows:

Presentation of financial statements

        On 6 September 2007, the IASB issued a revised IAS 1 "Presentation of financial statements", whose main change from the previous version is to require that an entity must present all non-owner changes in equity (that is "comprehensive income") either in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). Comprehensive income for a period includes profit and loss plus other comprehensive income recognised in that period, whose components in the case of Portugal Telecom include primarily actuarial gains and losses, currency translation adjustments, gains and losses on remeasuring available-for-sale financial assets and the effective portion of gains and losses on hedging instruments in a cash flow hedge. Revised IAS 1 also changes the titles of financial statements (a) from "balance sheet" to "statement of financial position", (b) from "income statement" to "statement of comprehensive income" and (c) from cash flow statement" to "statement of cash flows". The revised version of this standard is effective for annual periods beginning on or after 1 January 2009.

Customer loyalty programmes

        On 28 June 2007, the IFRIC issued IFRIC 13 "Customer loyalty programmes", which addresses accounting for loyalty award credits granted by entities to their customers who buy goods or services. In accordance with this interpretation, an entity shall allocate some of the proceeds of the sale to the award credits as a liability, representing its obligation to provide those awards. The amount of proceeds allocated to the award credits is measured by reference to their fair value, that is, the amount for which the award credits could have been sold separately. The entity shall recognise the deferred portion of the proceeds as revenue only when it has fulfilled its obligations. IFRIC 13 is effective for annual periods beginning on or after 1 July 2008, although earlier application is permitted. Portugal Telecom is currently accessing the impact of this interpretation.

Defined benefit assets and minimum funding requirements

        On 5 July 2007, the IFRIC issued IFRIC 14 "The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction", which provides general guidance on how to assess the limit in IAS 19 Employee Benefits on the amount of the surplus that can be recognised as an asset. It also explains how the pensions asset or liability may be affected when there is a statutory or contractual minimum funding requirement. The Interpretation will standardise practice and ensure that entities recognise an asset in relation to a surplus on a consistent basis. No additional liability need to be recognised by the employer under IFRIC 14 unless the contributions that are payable under the minimum funding requirement cannot be returned to the company. IFRIC 14 is likely to have the most impact in countries that have a minimum funding requirement and where there are restrictions on a company's ability to get refunds or reduce contributions which is not the case of Portugal Telecom. The Interpretation is mandatory for annual periods beginning on or after 1 January 2008, although earlier application is permitted.

Borrowing costs

        On 29 March 2007, the IASB issued a revised IAS 23 "Borrowing costs", whose main change from the previous version is the removal of the option of immediately recognising as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalise borrowing costs as part of the cost of such assets. The revised version of this standard is applicable only for assets for which the commencement date for capitalisation is on or after 1 January 2009, although earlier application is permitted. Portugal Telecom doesn't estimate a material impact on its future consolidated financial statements.

47.    Subsequent events

        On 2 August 2007, the Autoridade da Concorrência sanctioned PT Comunicações for alleged abuse of dominant position by refusing to provide access to its ducts and applied a fine of Euro 38 million. PT regrets that this was the outcome of the investigation conducted since July 2003 by the Autoridade da Concorrência, and considers the censure to be unfounded and unfair. Supported by legal opinions, PT has decided not to provide for this contingency, and considers that the outcome of this matter will be ultimately favourable for PT.

        On 3 August 2007, Vivo Participações, SA has signed a stock purchase agreement with Telpart Participações S.A. ("Telpart") to acquire control of Telemig Celular Participações S.A. ("Telemig

Celular Participações") and Tele Norte Celular Participações S.A. ("Tele Norte Celular Participações") comprised of 22.72% and 19.34% of total capital, respectively, for an aggregate amount of R$1.2 billion, subject to certain price adjustments. In addition, Vivo will acquire from Telpart certain subscription rights for R$87 million. The conclusion of the transaction is subject to ANATEL (the Brazilian telecom regulator) approval and ratification by general shareholders meetings of Vivo and Telpart, among other customary closing conditions.

        In August 2007, Portugal Telecom established a strategic partnership with Helios Investors LP ("Helios"), a fund advised by Helios Investment Partners LLP, for the sub-Saharan telecommunications market. Under the terms of the agreement, Helios initially acquired, for a total consideration of Euro 125 million, a 22% stake in PT África, B.V. ("África PT"), the holding company that will aggregate all of PT's current interests in sub-Saharan Africa. Portugal Telecom has also subscribed a financing facility issued by África PT amounting to USD 450 million.

        On 28 August 2007, PT Finance issued a Euro 750 million exchangeable bond due 2014 to Portuguese and international institutional investors: These are exchangeable for ordinary shares of Portugal Telecom at an exchange price of Euro 13.9859 and carry a coupon of 4.125% per annum.

Portugal Telecom, SGPS, SA

Exhibits to the Consolidated Financial Statements

As at 30 June 2007

I.    Subsidiaries

        The following companies were included in the consolidation as at 30 June 2007 and 31 December 2006.

        Subsidiaries located in Portugal:

			Percentage of ownership
			Jun 2007		Dec 2006
Company	Head office
		Activity	Direct	Effective	Effective
Portugal Telecom (parent company) (Note 1)	Lisbon	Holding company.
Cabo TV Açoreana, SA	Ponta Delgada	Distribution of television signals by cable and satellite in the Azores area.	TV Cabo Portugal (83.82%)	48.98%	48.98%
Cabo TV Madeirense, SA	Funchal	Distribution of television signals by cable and satellite in the Madeira area.	TV Cabo Portugal (71.74%)	41.92%	41.92%
DCSI—Dados, Computadores e Soluções Informáticas, Lda.	Lisbon	Provision of IT systems and services.	PT Comunicações (100%)	100.00%	100.00%
Directel—Listas Telefónicas Internacionais, Lda. ("Directel")	Lisbon	Publication of telephone directories and operation of related data bases.	PT Ventures (100%)	100.00%	100.00%
Empracine—Empresa Promotora de Actividades Cinematográficas, Lda.	Lisbon	Developing activities on movies exhibition.	Lusomundo SII (100%)	58.36%	58.36%
Empresa de Recreios Artísticos, Lda. ("ERA")(a)	Lisbon	Cinema exhibition.	Lusomundo SII (87.90%) PT Multimedia (4.03%)	53.65%	53.65%
Grafilme—Sociedade Impressora de Legendas, Lda.	Lisbon	Providing services on audiovisual subtitling.	Lusomundo Audiovisuais (50%)	32.46%	32.46%

Infonet Portugal—Serviços de Valor Acrescentado, Lda.	Lisbon	Commercialization of value added products and services in the area of information and communication by computer through access to the Infonet world network.	PT Prime (90%)	90.00%	90.00%
Janela Digital—Informativo e Telecomunicações, Lda. ("Janela Digital")(a)	Caldas da Rainha	Development of IT solutions to the real state market.	PT.com (50%)	50.00%	50.00%
Lusomundo Audiovisuais, SA	Lisbon	Import, commercialization, distribution and production of audiovisual products.	PT Multimedia (100%)	58.43%	58.43%
Lusomundo Cinemas, SA	Lisbon	Cinema exhibition.	PT Multimedia (100%)	58.43%	58.43%
Lusomundo Editores, SA	Lisbon	Movies distribution.	PT Multimedia (100%)	58.43%	58.43%
Lusomundo—Sociedade Investimentos Imobiliários, SGPS, SA ("Lusomundo SII")	Lisbon	Management of Real Estate.	PT Multimedia (99.87%)	58.36%	58.36%
Lusomundo Imobiliária 2, SA	Lisbon	Management of Real Estate.	Lusomundo SII (99.80%)	58.24%	58.24%
Motormédia—Comércio, Publicidade e Serviços Multimedia, SA(a)	Lisbon	Services rendered in connection with advertising, commercial and multimedia services in connection with the commercialization of a site dedicated to the car sector.	PT.com (100%)	100.00%	100.00%

Portugal Telecom Inovação, SA ("PT Inovação")	Aveiro	Innovation, research, development and integration of telecommunications services and engineering solutions and training services in telecommunications.	Portugal Telecom (100%)	100.00%	100.00%
Previsão—Sociedade Gestora de Fundos de Pensões, SA ("Previsão")	Lisbon	Pension fund management.	Portugal Telecom (78.12%)	78.12%	78.12%
PT Acessos de Internet Wi-Fi, SA	Lisbon	Provides wireless Internet access services.	Portugal Telecom (100%)	100.00%	100.00%
PT Centro Corporativo, SA	Lisbon	Providing consultant service to Group companies.	Portugal Telecom (100%)	100.00%	100.00%
PT Comunicaçoes, SA ("PT Comunicações")	Lisbon	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and telebroadcasting services.	PT Portugal (100%)	100.00%	100.00%
PT Compras—Serviços de Consultoria e Negociação, SA	Lisbon	Providing consultant and negotiation services related to the buying process.	Portugal Telecom (100%)	100.00%	100.00%
PT Contact—Telemarketing e Serviços de Informação, SA ("PT Contact")	Lisbon	Production, promotion and sale of information systems, including information products and services and related technical assistance.	PT Comunicações (100%)	100.00%	100.00%
PT Conteúdos—Actividade de Televisão e de Produção de Conteúdos, SA (former TV Cabo Audiovisuais)	Lisbon	Production and sale of television programs and advertising management.	PT Televisão por Cabo (100%)	58.43%	58.43%

PT Corporate	Lisbon	Providing all services available in the Group, in the fixed line and mobile telecommunications and information systems.	Portugal Telecom (100%)	100.00%	100.00%
PT Investimentos Internacionais, SA ("PT II")	Lisbon	Business advisory board service installment, consultation, administration and business management. Elaboration of projects and economic studies and manage investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Meios—Serviços de Publicidade e Marketing, SA	Lisbon	Purchase, sale and exchange of space advertising, analysis of marketing investment projects.	Portugal Telecom (100%)	100.00%	100.00%
PT Móveis, SGPS, SA ("PT Móveis")	Lisbon	Management of investments in the mobile business.	TMN (100%)	100.00%	100.00%
PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, SA	Lisbon	Management of investments in the multimedia business.	Portugal Telecom (58.43%)	58.43%	58.43%
PT Multimédia—Serviços de Apoio à Gestão, SA	Lisbon	Providing management support services.	PT Multimedia (100%)	58.43%	58.43%
PT Portugal, SGPS, SA	Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Prestações Mandatária de Aquisições e Gestão de Bens, SA ("PT Prestações")	Lisbon	Acquisition and management of assets.	PT Comunicações (100%)	100.00%	100.00%
PT Prime—Soluções Empresariais de Telecomunicações e Sistemas, SA	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Portugal Telecom (100%)	100.00%	100.00%

PT Prime Tradecom—Soluções Empresariais de Comércio Electrónico, SA ("Tradecom")	Lisbon	Provision of development and consultancy services in the areas of electronic commerce, contents and information technology.	Portugal Telecom (66%)	66.00%	66.00%
PT Pro, Serviços Administrativos e de Gestão Partilhados, SA	Lisbon	Shared services center.	Portugal Telecom (100%)	100.00%	100.00%
PT Rede Fixa, SGPS, SA	Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	100.00%
PT Sistemas de Informação, SA ("PT SI")	Oeiras	Provision of IT systems and services.	Portugal Telecom (99.8%) PT Comunições (0.1%) TMN (0.1%)	100.00%	100.00%
PT Televisão por Cabo, SGPS, SA	Lisbon	Management of investments in television by cable market.	PT Multimedia (100%)	58.43%	58.43%
PT Ventures, SGPS, SA ("PT Ventures")	Lisbon	Management of investments in international markets.	Portugal Telecom (100%)	100.00%	100.00%
PT.com—Comunicações Interactivas, SA	Lisbon	Services rendered development and sale of communication product services, information and multimedia services.	Portugal Telecom (100%)	100.00%	100.00%
PT Imobiliária, SA	Lisbon	Administration of real estate assets, real estate investment consultancy, management of property developments, purchase and sale of real estate.	Portugal Telecom (100%)	100.00%	100.00%
Superemprego—Sistemas de Informação para Gestão de Recursos Humanos, SA(a)	Lisbon	Management and collection of information about the labor market.	PT.com (63.75%)	63.75%	63.75%

Telemática—Consultores de Telecomunicações e Informática, Lda.	Lisbon	Supply of computer equipment, training and installations.	PT Contact (100%)	100.00%	100.00%
TMN—Telecomunicações Móveis Nacionais, SA	Lisbon	Provision of mobile telecommunications services and the establishment, management and operation of telecommunications networks.	PT Portugal (100%)	100.00%	100.00%
TPT—Telecomunicações Públicas de Timor, SA ("TPT")	Lisbon	Purchase, sale and services rendering of telecommunications products and information technologies in Timor	PT Ventures (75.16%) PT Ásia (0.98%)	76.14%	76.14%
TV Cabo Portugal, SA	Lisbon	Distribution of television by cable, conception, realization, production and broadcasting of television programs, operation of telecommunications services.	PT Televisão por Cabo (100%)	58.43%	58.43%
Web-Lab, SGPS, SA	Lisbon	Management of investments.	Portugal Telecom (100%)	100.00%	90.00%

(a)
These companies were consolidated by the equity method in the first half of 2007.

        Subsidiaries located in Brazil:

			Percentage of ownership
			Jun 2007		Dec 2006
Company	Head office
		Activity	Direct	Effective	Effective
Mobitel, SA	São Paulo	Call center services.	PT Brazil (100%)	100.00%	100.00%
Portugal Telecom Brazil, SA ("PT Brazil")	São Paulo	Management of investments.	Portugal Telecom (99.95%) PT Comunicações (0.05%)	100.00%	100.00%

Portugal Telecom Inovação Brazil, Ltda.	São Paulo	Development of information technologies and telecommunications services.	PT Inovação (100%)	100.00%	100.00%
PT Multimedia.com Brazil, Ltda. ("PTM.com Brazil")	São Paulo	Management of investments.	PT Brazil (100%)	100.00%	100.00%
PT Multimedia.com Participações, SA(a)	São Paulo	Management of investments.	PT.Com (100%)	100.00%	100.00%
Techlab—Electrónico, Lda.(b)	São Paulo	Provision of mobile aeronautical services.	—	—	100.00%

(a)
These companies were consolidated by the equity method in the first half of 2007.

(b)
This company was liquidated during the first half of 2007.

        Subsidiaries located in Africa:

			Percentage of ownership
			Jun 2007		Dec 2006
Company	Head office
		Activity	Direct	Effective	Effective
Cabo Verde Móvel	Praia	Mobile telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	40.00%	40.00%
Cabo Verde Multimédia	Praia	Multimedia telecommunications services in Cabo Verde.	Cabo Verde Telecom (100%)	40.00%	40.00%
Cabo Verde Telecom	Praia	Fixed and mobile telecommunications services in Cabo Verde.	PT Ventures (40%)	40.00%	40.00%
Contact Cabo Verde—Telemarketing e Serviços de Informação, SA	Praia	Call and contact center services.	PT Contact (100%)	100.00%	100.00%
CST—Companhia Santomense de Telecomunicações, SARL.	São Paulo	Fixed and mobile telecommunication services in São Tomé e Príncipe.	PT Comunicações, (51%)	51.00%	51.00%
Directel Cabo Verde—Serviços de Comunicação, Lda.	Praia	Publication of telephone directories and operation of related databases in Cabo Verde	Directel (60%) Cabo Verde Telecom (40%)	76.00%	76.00%

Directel Uganda—Telephone Directories, Limited(a)	Uganda	Publication of telephone directories.	Directel (90%)	90.00%	90.00%
Elta—Empresa de Listas Telefónicas de Angola, Lda.	Luanda	Publication of telephone directories.	Directel (55%)	55.00%	55.00%
Guinetel, S.A.(a)	Bissau	Provision of public telecommunications services.	PT II (55%)	55.00%	55.00%
Kenya Postel Directories, Ltd.	Nairobi	Production, editing and distribution of telephone directories and other publications.	Directel (60%)	60.00%	60.00%
LTM—Listas Telefónicas de Moçambique, Lda.	Maputo	Management, editing, operation and commercialization of listings of subscribers and classified telecommunications directories.	Directel (50%)	50.00%	50.00%
Lusomundo Moçambique, Lda.	Maputo	Cinema exhibition.	Lusomundo Cinemas (100.00%)	58.43%	58.43%
Mobile Telecommunications Limited	Namíbia	Mobile cellular services operator.	Portugal África BV (34%)	34.00%	34.00%

(a)
These companies were consolidated by the equity method in the first half of 2007.

        Other subsidiaries:

			Percentage of ownership
			Jun 2007		Dec 2006
Company	Head office
		Activity	Direct	Effective	Effective
Archways(a)	Beijing	Remote access services.	China Pathway Logistics BV (70%)	46.20%	46.20%
Canal 20 TV, SA	Madrid	Distribution of TV products.	PT Multimedia (50%)	29.22%	29.22%
China Pathway Logistics BV	Amsterdam	Management of investments.	PT Ventures (66.66%)	66.00%	66.00%

Directel Macau—Listas Telefónicas, Lda.	Macau	Publication of telephone directories and operation of related databases in Macau.	Directel (75%) PT Ásia (5%)	80.00%	80.00%
Lea Louise BV(b)	Amsterdam	Management of investments.	—	—	100.00%
Lusomundo España, SL ("Lusomundo Espana")	Madrid	Management of investments relating to activities in Spain in the audiovisuals business.	PT Multimedia (100%)	58.43%	58.43%
Portugal África BV	Amsterdam	Management of investments	PT Ventures (100%)	100.00%	100.00%
Portugal Telecom Ásia, Lda. ("PT Ásia")	Macau	Promotion and marketing of telecommunications services.	Portugal Telecom (95.92%) PT Comunicações (4.04%)	99.96%	99.96%
Portugal Telecom Europa, S.P.R.L. ("PT Europa")(c)	Brussels	Technical and commercial management consultancy in the communication area with respect to the European market and community matters.	Portugal Telecom (98.67%)	98.67%	98.67%
Portugal Telecom Internacional Finance BV	Amsterdam	Obtaining financing for the group in international markets.	Portugal Telecom (100%)	100.00%	100.00%
Timor Telecom, SA	Timor	Provider of telecommunications services in Timor	TPT (54.01%)	41.12%	41.12%
TV Cabo Macau, SA(d)	Macau	Distribution of television and audio signals, installation and operation of a public telecommunications system and provision of video services, in Macau.	—	—	87.49%

(a)
This company was fully consolidated for the first time in the first half of 2007. As at 31 December 2006, this company was accounted for by the equity method.

(b)
During the first half of 2007, PT Ventures has disposed 90% of its investement in this company.

(c)
These companies were consolidated by the equity method in the first half of 2007.

(d)
This company was disposed of in the first half of 2007.

II.
Associated companies

        The associated companies as at 30 June 2007 and 31 December 2006 are as detailed below.

        Associated companies located in Portugal:

			Percentage of ownership
			Jun 2007		Dec 2006
Company	Head Office
		Activity	Direct	Effective	Effective
BEST—Banco Electrónico de Serviços Total, SA ("Banco Best")	Lisbon	Provision of e.banking services.	PT.com (34%)	34.00%	34.00%
Distodo—Distribuição e Logística, Lda.	Lisbon	Stocking, sale and distribution of audiovisual material.	Lusomundo Audiovisuais (50%)	29.22%	29.22%
Entigere—Entidade Gestora Rede Multiserviços, Lda.	Lisbon	Networks management.	PT Ventures (29%)	29.00%	29.00%
INESC—Instituto de Engenharia de Sistemas e Computadores, SA	Lisbon	Scientific research and technological consultancy.	Portugal Telecom (26.36%) PT Comunicações (9.53%)	35.89%	35.89%
Lisboa TV—Informação e Multimedia, SA	Lisbon	Television operations, notably production and commercialization of programs and publicity.	PT Conteúdos (40%)	23.37%	23.37%
Multicert—Serviços de Certificação Electrónica, SA	Lisbon	Supply of electronic certification services.	PT Prime (20%)	20.00%	20.00%
Octal TV, SA.	Lisbon	Development, commercialization, training and consultancy in systems for interactive and broad band television.	PT Multimedia (20%)	11.69%	11.69%
Páginas Amarelas, SA ("Páginas Amarelas")	Lisbon	Production, editing and distribution of telephone directories and publications.	Portugal Telecom (24.88%) PT Prime (0.125%)	25.00%	25.00%

Siresp—Gestão de Rede Digitais de Segurança e Emergência, SA	Lisbon	Networks management.	PT Ventures (30.55%)	30.55%	15.27%
SGPICE—Sociedade de Gestão de Portais de Internet e Consultoria de Empresas, SA	Lisbon	Developing activities providing global products and services for internet support.	PT Comunicações (11.11%) PT Multimedia (11.11%) Portugal Telecom (11.11%)	28.72%	28.72%
Socofil—Sociedade Comercial de Armazenamento e Expedição de Filmes, Lda.	Lisbon	Distribution, exhibition, import and export of audiovisual products.	PT Multimedia (45.00%)	26.29%	26.29%
Sportinvest Multimédia, SGPS, SA	Lisbon	Management of investments.	Portugal Telecom (50%)	50.00%	50.00%
Tele Larm Portugal—Transmissão de Sinais, SA	Lisbon	Provision of transmission, services, supervision of alarms, telemeasurement, telecontrol and data exchange services.	PT Prime (50%)	50.00%	50.00%
TV Lab—Serviços e Equipamentos Interactivos, SA	Lisbon	Developing digital tv interactive solutions.	PT.com (50%)	50.00%	50.00%
Wisdown Tele Vision—Serviços e Produtos de Televisão, Lda.	Lisbon	Development of services and products related to new technology in the TV market.	PT.com(50%)	50.00%	50.00%

        Associated companies located in Africa:

			Percentage of ownership
			Jun 2007		Dec 2006
Company	Head Office
		Activity	Direct	Effective	Effective
Guiné Telecom— Companhia de Telecomunicações da Guiné-Bissau, S.A.SAR.L.	Bissau	Provision of public telecommunications services.	PT Comunicações (40.14%)	40.14%	40.14%
Médi Télécom	Casablanca	Provision of mobile services in Morocco.	PT Móveis (32.18%)	32.18%	32.18%
Multitel—Serviços de Telecomunicações, Lda.	Luanda	Provision of data communications services and digital information communication services, in Angola.	PT Ventures (35%)	35.00%	35.00%
Teledata de Moçambique, Lda.	Maputo	Operation and commercialization of public data telecommunications services and other telematic services.	PT Ventures (50%)	50.00%	50.00%
Unitel	Luanda	Mobile telecommunications services, in Angola.	PT Ventures (25%)	25.00%	25.00%

        Other associated companies:

			Percentage of ownership
			Jun 2007		Dec 2006
Company	Head Office
		Activity	Direct	Effective	Effective
CTM—Companhia de Telecomunicações de Macau, SAR.L.	Macau	Provision of public telecommunications services, in Macau.	PT Comunicações (3%) PT Ventures (25%)	28.00%	28.00%
Hungaro Digitel KFT	Budapest	Provision of telecommunications services.	PT Ventures (44.62%)	44.62%	44.62%
Lea Louise BV(a)	Amsterdam	Management of investments.	PT Ventures (10%)	10.00%	—
Telesat—Satellite Communications, Limited(b)	Macau	Operation of land based satellite stations, commercialization of private telecommunications network services.	—	—	22.22%
UOL, Inc.	São Paulo	Provides Internet services and produces Internet contents.	PT SGPS(22.17.%) PT Brazil (6.83%)	29.00%	29.00%

(a)
Portugal Telecom had 100% of this company as at 31 December 2006 and during the first half of 2007 disposed of 90% of its investement.

(b)
This company was disposed of during the first half of 2007.

III.    Companies consolidated using the proportional method

        Companies consolidated using the proportional method located in Brazil:

			Percentage of ownership
			Jun 2007		Dec 2006
Company	Head Office
		Activity	Direct	Effective	Effective
Avista	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%
Vivo, SA(a)	Curitiba	Mobile cellular services operator.	Vivo Participações (100%)	31.38%	31.38%
Portelcom Participações, SA ("Portelcom")	São Paulo	Management of investments.	Brasilcel (60.15%) Ptelecom Brazil (39.85%)	50.00%	50.00%
Ptelecom Brazil, SA ("Ptelecom")	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%
Sudeste Celular Participações, SA ("Sudeste Celularl")	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%
Tagilo Participações, Lda. ("Tagilo")	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%
TBS Celular Participaçoes, SA ("TBS")	São Paulo	Management of investments.	Brasilcel (73.27%); Sudeste Celular (22.99%)	48.13%	48.13%
Vivo Participações, SA ("Vivo Participações")(a)	São Paulo	Management of investments.	Brasilcel (40.85%) Portelcom (4.68%) Sudestecel (6.22%) TBS (4.87%) Avista (3.91%) Tagilo (2.41%)	31.38%	31.38%

(a)
As at 30 June 2007, the voting rights in Vivo Participações are 44.43%.

        Companies consolidated using the proportional method located in other countries:

			Percentage of ownership
			Jun 2007		Dec 2006
Company	Head Office
		Activity	Direct	Effective	Effective
Brasilcel, N.V. ("Brasilcel")	Amsterdam	Management of investments.	PT Móveis (50.00%)	50.00%	50.00%
Sport TV Portugal, SA	Lisbon	Conception, production, realization and commercialization of sports programs for telebroadcasting, purchase and resale of the rights to broadcast sports programs for television and provision of publicity services	PT Conteúdos (50.00%)	29.22%	29.22%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Translation of a report originally issued in Portuguese)

Introduction

1.
Pursuant to the dispositions of article 245 of Portuguese Securities Market Code we hereby present our Auditors' Report on the consolidated financial information contained in the Board of Directors' Report and the consolidated financial statements of PT-Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("the Company") for the year ended 31 December 2005,which comprise the consolidated balance sheet that presents a total of 1,000,800,895 Euros and shareholders' equity of 438,674,960 Euros, including a net profit attributable to shareholders of the Company of 111,669,760 Euros, the consolidated statements of profit and loss by nature, cash flows and changes in shareholders' equity for the year then ended and the corresponding notes.

Responsibilities

2.
The Company's Board of Directors is responsible for: (i) the preparation of consolidated financial statements that present a true and fair view of the financial position of the companies included in the consolidation, the consolidated results of their operations, the consolidated cash flows; (ii) the preparation of historical financial information in accordance with International Financial Reporting Standards adopted in the European Union, that is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code; (iii) the adoption of adequate accounting policies and criteria and the maintenance of appropriate systems of internal control; and (iv) the disclosure of any significant facts that have influenced the operations of the companies included in the consolidation, their financial position and results of operations.

3.
Our responsibility is to audit the financial information contained in the accounting documents referred to above, including verifying that, in all material respects, the information is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code, and to issue a professional and independent report based on our work.

Scope

4.
Our audit was performed in accordance with the Auditing Standards ("Normas Técnicas e as Directrizes de Revisão/Auditoria") issued by the Portuguese Institute of Statutory Auditors ("Ordem dos Revisores Oficiais de Contas"), which require the audit to be planned and performed with the objective of obtaining reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes verifying, on a sample basis, evidence supporting the amounts and disclosures in the consolidated financial statements and assessing the significant estimates, based on judgments and criteria defined by the Board of Directors, used in their preparation. An audit also includes verifying the consolidation procedures and that the financial statements of the companies included in the consolidation have been appropriately audited, assessing the adequacy of the accounting policies used, their uniform application and their disclosure, taking into consideration the circumstances, verifying the applicability of the going concern concept, verifying the adequacy of the overall presentation of the consolidated financial statements and assessing if, in all material respects, the consolidated financial information is complete, true, timely, clear, objective and licit. An audit also includes verifying that the consolidated financial information included in the consolidated Board of Directors' Report is consistent with the consolidated financial statements. We believe that our audit provides a reasonable basis for expressing our opinion.

Opinion

5.
In our opinion, the consolidated financial statements referred to in paragraph 1 above, present fairly in all material respects, the consolidated financial position of PT-Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. as of 31 December 2005 and the consolidated results of its operations, its consolidated cash flows and changes in shareholders' equity for the year then ended, in conformity with International Financial Reporting Standards adopted in the European Union and the financial information contained therein is, in terms of the definitions included in the auditing standards referred to in paragraph 4 above, complete, true, timely, clear, objective and licit.

Emphasis

6.
As disclosed in note 2 to the accompanying consolidated financial statements, the Company presented for the first time, in 2005, consolidated financial statements prepared according to International Financial Reporting Standards adopted by the European Union (IAS/IFRS). The Company applied the dispositions of IFRS 1—First-time Adoption of International Financial Reporting Standards, in the transition process from Portuguese Accounting Standards ("POC") to IFRS. Accordingly, the transition date for IFRS was 1 January 2004 and the financial information reported as of this date and for the year ended 31 December 2004, previously presented under the dispositions stated in POC, was restated to IFRS for comparative purposes. In note 40 to the accompanying consolidated financial statements, the Company discloses additional information related with the transition process, as required by the International Financial Reporting Standards adopted in the European Union.

Lisbon, March 7, 2006

/s/ DELOITTE & ASSOCIADOS, SROC S.A.

Represented by Manuel Maria Reis Boto

PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A.

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS
FOR THE YEARS ENDED 31 DECEMBER 2005 AND 2004
(Amounts stated in Euros)

	Notes	2005	2004
CONTINUED OPERATIONS
REVENUES:
Services rendered	6	582,906,275	544,300,745
Sales	6	34,095,138	40,851,232
Other revenues	6	11,452,940	13,605,103

	(a)	628,454,353	598,757,080

COSTS, EXPENSES, LOSSES AND GAINS:
Wages and salaries	7	43,917,989	43,727,890
Direct costs	8	201,336,349	184,950,030
Depreciation and amortization	26 & 27	61,919,611	51,420,176
Costs of products sold		13,199,148	18,253,065
Marketing and publicity		20,295,907	24,168,671
Support services		40,317,922	38,196,688
Maintenance and repairs		20,102,357	14,773,022
Supplies and external services	9	82,094,964	83,062,232
Provisions and adjustments	32	9,902,107	5,655,508
Indirect taxes		800,841	4,309,389
Other operating expenses		1,195,525	2,859,229

	(b)	495,082,720	471,375,900

	(c)=(a)-(b)	133,371,633	127,381,180
Impairment losses		—	28,000,000
Losses (gains) on disposal of fixed assets		70,599	(1,810,220)
Other costs/(income)		(1,675,949)	51,000,136

	(d)	(1,605,350)	77,189,916

Income before financial results and taxes	(e)=(c)-(d)	134,976,983	50,191,264
Net interest expense		6,143,383	3,440,154
Net foreign currency exchange losses/(gains)		688,080	827,686
Net losses/(gains) on financial assets		(737)	2,076,409
Equity in earnings of affiliated companies		(3,539,915)	(742,753)
Net other financial expenses (income)	11	(2,488,436)	(3,053,734)

	(f)	802,375	2,547,762

Income before taxes	(g)=(e)-(f)	134,174,608	47,643,502
Income taxes	12	(35,183,210)	75,502,408

Net income from continued operations		98,991,398	123,145,910
DISCONTINUED OPERATIONS
Net income from discontinued operations	13	14,050,473	2,514,982

NET INCOME		113,041,871	125,660,892

Attributable to:
Minority interests	14	1,372,111	2,751,310
Equity holders of the parent		111,669,760	122,909,582
Earnings per share from total operations
Basic	16	0.36	0.78
Dilutive	16	0.36	0.78

The accompanying notes form an integral part of these financial statements.

PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A.

CONSOLIDATED BALANCE SHEETS AS AT 31 DECEMBER 2005 AND 2004
(Amounts stated in Euros)

	Notes	2005	2004
Assets
Current Assets
Cash and cash equivalents	17	41,716,762	28,316,779
Accounts receivable—trade	18	122,857,893	130,374,893
Accounts receivable—other	19	48,513,158	45,724,438
Inventories	20	37,100,598	34,277,467
Taxes receivable	21	10,868,168	9,455,344
Deferred expenses	22	9,880,445	5,333,120
Other current assets	23	2,055,544	9,370,611

Total current assets		272,992,568	262,852,652

Non-Current Assets
Investments in group companies	24	24,729,863	47,991,140
Other investments	25	30,867	1,277,047
Intangible assets	26	294,402,974	319,131,264
Tangible assets	27	259,775,039	277,714,467
Deferred taxes	12	114,891,618	165,191,581
Other non-current assets	23	33,977,966	44,824,838

Total non-current assets		727,808,327	856,130,337

Total assets		1,000,800,895	1,118,982,989

Liabilities
Current Liabilities:
Short-term debt	28	22,342,872	41,379,623
Accounts payable—trade	29	160,518,144	136,608,316
Accounts payable—other	29	49,766,541	31,380,692
Accrued expenses	30	43,794,775	62,759,872
Deferred income	31	7,538,826	7,112,698
Taxes payable	21	8,446,620	11,043,104
Current provisions	32	41,798,744	1,373,444
Other current liabilities	33	2,055,544	2,378,434

Total current liabilities		336,262,066	294,036,183

Non-Current Liabilities
Medium- and long-term debt	28	159,308,964	220,986,202
Accounts payable—other	29	43,807,315	1,186,562
Non-current provisions	32	3,580,091	61,135,562
Accrued post-retirement liability		—	8,846,352
Deferred taxes	12	33,282	2,877,987
Other non-current liabilities	33	19,134,217	20,604,590

Total non-current liabilities		225,863,869	315,637,255

Total liabilities		562,125,935	609,673,438

SHAREHOLDERS' EQUITY
Share capital	34	77,274,207	78,448,464
Capital issued premium	34	159,288,231	159,288,231
Treasury shares	34	(8,520,000)	—
Legal reserve	34	7,039,998	1,535,803
Other reserves	34	1,983,104	7,397,370
Accumulated earnings		192,055,109	251,441,557

Equity, excluding minority interests		429,120,649	498,111,425
Minority interests	14	9,554,311	11,198,126
Total equity		438,674,960	509,309,551

Total liabilities and shareholders' equity		1,000,800,895	1,118,982,989

The accompanying notes form an integral part of these financial statements.

PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED 31 DECEMBER 2005 AND 2004

(Amounts stated in Euros)

	Share Capital	Capital issued premium	Treasury shares	Legal reserve	Reserve for treasury shares	Accumulated earnings	Minority interests	Total equity
Balance as at 31 December 2003 in accordance with Portuguese GAAP	78,448,464	159,288,231	—	—	123,058,392	30,716,226	9,807,529	401,318,842
Impact of the adoption of IFRS as at 1 January 2004 (Note 40.2)	—	—	—	—	—	(3,461,334)	(9,660)	(3,470,994)

Balance as at 1 January 2004 in accordance with IFRS	78,448,464	159,288,231	—	—	123,058,392	27,254,892	9,797,869	397,847,848
Earnings allocation	—	—	—	1,535,803	16,628,507	(30,716,064)	—	(12,551,754)
Other adjustments(i)	—	—	—	—	(132,289,529)	131,993,147	—	(296,382)
Income recorded in the profit and loss statement	—	—	—	—	—	122,909,582	2,751,310	125,660,892
Other	—	—	—	—	—	—	(1,351,053)	(1,351,053)

Balance as at 31 December 2004	78,448,464	159,288,231	—	1,535,803	7,397,370	251,441,557	11,198,126	509,309,551

Acquisitions of treasury shares (Note 34)(ii)	—	—	(59,013,051)	—	—	—	—	(59,013,051)
Financial exercise of put warrants (Note 34)(ii)	—	—	—	—	(44,441,968)	—	—	(44,441,968)
Cancellation of treasury shares (Note 34)(ii)	(1,174,257)	—	50,493,051	—	(49,318,794)	—	—	—
Earnings allocation (Note 15)	—	—	—	5,504,195	—	(82,778,402)	—	(77,274,207)
Other adjustments(i)	—	—	—	—	88,346,496	(88,277,806)	—	68,690
Income recorded in the profit and loss statement	—	—	—	—	—	111,669,760	1,372,111	113,041,871
Other	—	—	—	—	—	—	(3,015,926)	(3,015,926)

Balance as at 31 December 2005	77,274,207	159,288,231	(8,520,000)	7,039,998	1,983,104	192,055,109	9,554,311	438,674,960

(i)
During 2004, Euro 120,186,209 were transferred from the caption "Other reserves" to "Accumulated earnings", relating to accumulated transition adjustment s and unallocated earnings of TV Cabo Portugal, as a result of the contribution by PT-Multimédia of its investment in TV Cabo Portugal, S.A. in connection with the creation of the new holding company PT TV Cabo SGPS, S.A. In 2005 as a result of the put warrants issued in the first half of 2005, Euro 87,519,241 (Note 34) was transferred from "Accumulated earnings" to "Other reserves".

(ii)
In 2005, PT-Multimédia issued put warrants to its shareholders, recording some related costs under the caption "Other reserves". Additionally, as at 31 December 2005, PT-Multimédia contracted equity swaps over 925,000 own shares totalling Euro 8,520,000. In accordance with IFRS (IAS 32), the equity swaps are recognised as an effective acquisition of treasury shares, requiring the recognition of a corresponding financial liability.

The accompanying notes form an integral part of these financial statements

PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED 31 DECEMBER 2005 AND 2004

(Amounts stated in Euros)

	Notes	2005	2004
OPERATING ACTIVITIES
Collections from clients		752,062,986	712,367,916
Payments to suppliers		(465,364,264)	(466,156,990)
Payments to employees		(42,691,699)	(43,228,624)

Cash flow from operations		244,007,023	202,982,302
Payments relating to income taxes		(4,234,122)	(4,495,441)
Other payments relating to operating activities		(20,647,997)	(52,316,504)

Cash flow before extraordinary items		219,124,904	146,170,357
Receipts relating to extraordinary items		256,145	282,848
Payments relating to extraordinary items		(694,679)	(914,376)

Cash flow from operating activities(1)		218,686,370	145,538,829

INVESTING ACTIVITIES
Cash receipts resulting from:
Financial Investments	36.1	252,677,704	43,773,271
Tangible assets		253,569	180,466
Interest and related income		8,319,428	1,492,973
Dividends	36.2	1,032,083	512
Other		72,732	3,167

		262,355,516	45,450,389

Payments resulting from:
Financial investments	36.3	(93,306,768)	(101,800,000)
Tangible assets		(100,789,166)	(69,097,351)
Intangible assets		(10,598,135)	(3,510,957)
Other investments		—	(383,890)

		(204,694,069)	(174,791,298)

Cash flow from investing activities(2)		57,661,447	(129,340,909)

Financing activities:
Cash receipts resulting from:
Loans obtained	36.4	138,661,908	83,308,754
Subsidies		1,908,592	—

		140,570,500	83,308,754

Payments resulting from:
Loans repaid	36.5	(210,129,697)	(72,859,354)
Payments of principal on financial leases		(6,199,713)	(9,165,112)
Interest and related expenses		(11,152,096)	(7,349,477)
Dividends		(79,166,717)	(13,463,368)
Share capital reduction	36.6	(94,935,059)	—
Other		5,427	31,303

		(401,577,855)	(102,868,614)

Cash flow used in financing activities(3)		(261,007,355)	(19,559,860)

Change in cash and cash equivalents (4)=(1)+(2)+(3)		15,340,462	(3,361,940)
Effect of exchange differences		71,746	(821,315)
Change in cash and cash equivalents of discontinued operations		—	(6,857,053)
Cash and cash equivalents at the beginning of the period	36.7	26,304,554	25,326,405

Cash and cash equivalents at the end of the period		41,716,762	14,286,097

The accompanying notes form an integral part of these financial statements

PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A.

Notes to the Consolidated Financial Statements

(Amounts stated in Euro)

1.    Introduction

        PT-Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT-Multimédia" or "Company") was formed by Portugal Telecom, SGPS, S.A. ("Portugal Telecom") on 15 July 1999 for the purpose of developing the multimedia business. Currently, the multimedia business undertaken by PT-Multimédia and its subsidiaries ("Group" or "PT-Multimédia Group") includes cable and satellite television services, the distribution and sale of DVDs, videos and videogames, cinema exhibition and film distribution.

        Cable and satellite television services are rendered by CATVP—TV Cabo Portugal, S.A. ("TV Cabo Portugal") and its subsidiaries. TV Cabo was created on 3 November 1992 and began its activities on 29 July 1993, which include: a) cable and satellite television; b) electronic communication services, including data and multimedia communications services; and c) consulting, advisory and other services directly or indirectly related to the activities mentioned above.

        Up to 2003, the operations of TV Cabo Portugal and its subsidiaries were regulated by various legal provisions, in particular Law 31-A/98 (Television Law), which was revoked and replaced by Law 32/2003, Decree Law 241/97, regarding the exercising of cable network operator activities, Official Directives 501/95 and 791/98, which regulated operation of cable television distribution networks and the creation of technical rules and regulations governing the installation and functioning of these networks, Law 91/97 (Basic Telecommunications Law), and Decree Law 381-A/97, detailing the principles set forth in the aforementioned Basic Telecommunications Law in accordance with European Community rules.

        In 2004, Law 5/2004 (Electronic Communications Law) was approved, which sets forth the regime for electronic communications networks and services, and revokes Law 91/97, Decree Law no. 381-A/97 and Decree Law 241/97, among others. In accordance with the Electronic Communications Law, which substantially changed the system under which TV Cabo Portugal and its subsidiaries operate, a general authorization system is now in effect whereby companies desiring to furnish electronic communication networks and services must simply provide the National Communications Authority ("ANACOM") with a brief description of the network or service they seek to start up and the commencement date thereof. ANACOM then issues a statement confirming this notification and describing in detail the rights concerning access, interconnection and installation of resources. As follow-up to this new Law, ANACOM will publish regulations for implementing the Electronic Communications Law, as well as making any changes and adaptations to registers, licenses and authorizations issued pursuant to the Law, as is the case with TV Cabo Portugal and its subsidiaries.

        The Electronic Communications Law does not set limits for exercising activities, nor rules for reversion of assets, as was the case with the previous legal provisions with regard to cable network operator activities.

        PT Conteúdos—Actividade de Televisão e de Produção de Conteúdos, S.A. ("PT Conteúdos"), whose main activities involve television operations and content production, currently produces the Premium movie channels, distributed through the channels of TV Cabo Portugal and its subsidiaries, and also manages the advertising slots for some of these channels.

        Lusomundo Audiovisuais, S.A. ("Lusomundo Audiovisuais") and Lusomundo Cinemas, S.A. ("Lusomundo Cinemas"), and its subsidiaries undertake their activities in the area of audiovisuals,

which includes the distribution and sale of DVDs, videos and videogames, film distribution and cinema exhibition.

        The shares of PT-Multimédia are traded on the Euronext Lisbon Stock Exchange and, as at 31 December 2005, a total of 180,609,700 shares, corresponding to 58.43% of the share capital of the company are owned by Portugal Telecom SGPS.

        The notes in this annex follow the order in which the items are presented in the consolidated financial statements.

        The consolidated financial statements for the years ended 31 December 2005 and 2004 were approved by the Board of Directors and authorized for issue on 6 March 2006.

2.    Basis of presentation

        The consolidated financial statements are presented in Euros, which is the currency of the majority of the Group's operations. Financial statements of foreign subsidiaries are translated into Euros according to accounting principles described in Note 3.

        The consolidated financial statements of PT-Multimédia are prepared under International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and adopted by the European Union ("EU"), including all interpretations of the International Financial Reporting Interpretation Committee ("IFRIC") that were in effect on the date of approval of the financial statements. All changes to accounting principles and policies due to the implementation of IFRS, compared to those used in previous periods and reflected in the Official Accounting Plan and related accounting rules in effect in Portugal, were made in accordance with IFRS 1—"First-time Adoption of International Financial Reporting Standards" (Note 40).

        The impact of adopting IFRS as at 1 January 2004 was a negative amount of Euro 3,461,334 (Note 40.2), which was recognised in shareholders' equity as required by IFRS 1.

        The reconciliations of shareholders' equity as at 1 January and 31 December 2004 and net income for 2004, prepared under generally accepted accounting principles in Portugal ("PGAAP") and IFRS, are presented in Note 40.

        The consolidated financial statements were prepared assuming the continuity of the operations, based on accounting records of all subsidiaries included in the consolidation (Exhibit I.1).

        The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions based on the best information possible as of the date of preparation of the financial statements (Note 3).

a)  Consolidation principles

Controlled entities

        PT-Multimédia has fully consolidated the financial statements of all controlled entities. Control is achieved where the Group has the majority of the voting rights at the General Meeting of Shareholders, directly or indirectly, or has the power to determine the financial and operating policies of an entity. In any case, where the group does not have a direct interest in the capital of the entity but in substance controls the entity, the financial statements of the entity are fully consolidated. Entities that fall in these categories are indicated in Exhibit I.1.

        The interest of any third party in the shareholders' equity and net income of fully consolidated companies is presented separately in the consolidated balance sheet and consolidated income statement under the caption "Minority interests" (Note 14).

        Losses applicable to the minorities in excess of the minority's interest in the subsidiary's equity are allocated against the interest of the Group, except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses. If the controlled entity later reports profits, the Company appropriates the profits to the extent of the losses attributable to minority interests that were previously absorbed by the Group.

        From 1 January 2004, assets, liabilities and contingent liabilities of an acquired subsidiary are measured at fair value at the acquisition date. Any excess of the acquisition costs over the fair value of identifiable net assets is recognised as goodwill. If the acquisition cost is lower than the fair value of identifiable net assets acquired, the difference is recognised as a gain in the net income for the period the acquisition occurs. Minority interests are presented proportionally to the fair value of identifiable net assets and liabilities.

        The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of profit and loss from the effective date of the acquisition or up to the effective date of disposal, as appropriate.

        All intra-group transactions and balances are eliminated in the consolidation process. Gains obtained in intra-group sales of affiliated companies are also eliminated on the consolidation process.

        Where necessary, adjustments are made to the financial statements of subsidiaries to adjust their accounting policies in line with those adopted by the Group.

Interests in joint ventures

        Portugal Telecom has proportionally consolidated the financial statements of jointly controlled entities beginning on the date the joint control is effective. Under this method, assets, liabilities, income and expenses of the entity are added, on a proportional basis, to the corresponding consolidated caption. Financial investments are classified as jointly controlled entities based on the existence of shareholders' agreements that evidence and regulate joint control.

        All transactions, balances and dividends distributed among entities are eliminated to the extent of the Group's interest in the joint venture.

        Jointly controlled entities are presented in Exhibit I.3.

Investments in associates

        An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in decisions relating to the financial and operating policies of the entity, but not control or joint control.

        Financial investments in associated companies are accounted for under the equity method (Exhibit I.2). Under this method, investments in associated companies are adjusted periodically for the Group's share in the results of the associated company, against gains or losses on financial assets (Note 24), and other changes in net assets acquired. In addition, financial investments are adjusted for any impairment losses that may occur.

        Losses in associated companies in excess of the cost of acquisition are not recognised, except where the Group has assumed any commitment to cover those losses.

        Any excess of the cost of acquisition over the Group's share of the fair value of the identifiable net assets of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed annually for impairment. If the acquisition cost is lower than the fair value of identifiable net assets, the difference is recognised as a gain in the net income for the period the acquisition occurs.

        Dividends received from associated companies are recognised as a reduction in the value of financial investments.

        Profits and losses in transactions with associated companies are eliminated to the extent of the Group's interest in the associate, against the corresponding financial investment.

Non-current assets held for sale

        Non-current assets (or discontinued operations) are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when: (1) the sale is highly probable and the asset is available for immediate sale in its present condition; (2) management assumed a commitment to the sale; and (3) the sale is expected to be completed within 12 months. Non-current assets classified as held for sale are measured at the lower of the assets' previous carrying amount and the fair value less costs to sell.

Goodwill

        Goodwill represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of acquisition, in accordance with IFRS 3. Pursuant to the exemption provided in IFRS 1, the Group used the provisions of IFRS 3 only for acquisitions that occurred after 1 January 2004. Goodwill related to acquisitions made up to 1 January 2004 was recorded at their carrying amount as of that date, rather than being recalculated in accordance with IFRS 3, and are subject to annual impairment tests thereafter.

        Goodwill is recorded as an asset and included under the captions "Intangible assets" (Note 26), in the case of a subsidiary or jointly controlled entity, or under "Investment in group companies" (Note 24) in the case of an associated company. Goodwill is not amortised but is tested for impairment on an annual basis or whenever there are indications of a loss of value. Any impairment is recorded immediately as en expense in the income statement in the period it occurs and cannot be reversed in a subsequent period.

        On disposal of a subsidiary, jointly controlled entity or associate, the goodwill allocated to that investment is included in the determination of the gain or loss on disposal.

b)  Changes in the consolidated Group

        During 2005, PT-Multimédia disposed of its interest in Lusomundo Serviços, as described in Note 13. In addition, PT-Multimédia disposed of its participation in Warner Lusomundo Sogecable.

        With effect from 1 January 2005, Premium TV was merged into PT Conteúdos.

        Additionally, during 2005, the companies Hotel Video, Hispormédica, Diverfun and Mundifun, which had been dormant, were liquidated.

3.    Summary of Significant Accounting Policies, Judgments and Estimates

a)  Current classification

        Assets to be realized and liabilities to be settled within one year from the date of the balance sheet are classified as current assets and liabilities, respectively.

b)  Inventories

        Inventories are stated at average acquisition cost. An adjustment to the carrying value of inventories is recognised when, due to technological obsolescence, use of inventory is no longer foreseen or when the net realizable value is lower than the average cost, through the net income of the period the loss occurs, under the caption "Cost of products sold".

c)  Tangible assets

        Tangible assets are stated at acquisition or production cost, net of accumulated depreciation, accumulated impairment losses, and investment subsidies, where applicable. Acquisition cost includes, in addition to the amount paid to acquire the asset, (1) direct expenses related with the acquisition process; and (2) the estimated cost of dismantling or removal of the assets (Notes 3.g and 32). Under the exemption provided by IFRS 1, revaluation of tangible assets in periods prior to 1 January 2004 in accordance with Portuguese legislation were not adjusted and were included as the deemed cost of the asset for IFRS purposes.

        Tangible assets are depreciated on a straight line basis from the month they are completed or are available for use. The amount of the asset to be depreciated is deducted from any residual value. The depreciation rates correspond to the following estimated average useful lives, defined as a function of expected use of the asset:

Years
Buildings and other constructions	5–50
Basic equipment:
Network installations and equipment	4–20
Terminal equipment	4–5
Other telecommunications equipment	5
Other basic equipment	3–10
Transportation equipment	3–8
Tools and dies	4–10
Administrative equipment	3–10
Other tangible fixed assets	4–10

        Estimated losses resulting from the replacement of equipment before the end of their useful lives, for reasons of technological obsolescence, are recognised as a deduction from the corresponding asset's value against the results for the period. The cost of recurring maintenance and repairs is charged to net income as incurred. Costs associated to significant renewals and improvements are capitalized, if any future economic benefits are expected and those benefits could be reliably measured. Depreciation periods for those capitalized assets correspond to the period of the expected recovery of the investment.

        When an asset is considered as held for sale, its carrying amount is classified to current assets held for sale, and depreciation is stopped. The gain or loss arising on the disposal of a tangible asset is determined as the difference between the sales proceeds and the carrying amount of the assets and is recognised in net income under the caption "Losses on disposals of fixed assets, net".

d)  Intangible assets

        Intangible assets are stated at acquisition cost, net of accumulated amortisation and accumulated impairment losses, if any. Intangible assets are recognised only if any future economic benefits are expected and those benefits can be reliably measured.

        Intangible assets include basically goodwill (Note 2.a), lease rights, software licenses and other contractual rights.

        Internally generated intangible assets, namely current research and development expenditures, are recognised in net income when incurred. Development expenditures can only be recognised initially as an intangible asset if the Company demonstrates the technical ability to complete the project and put the asset in use or available for sale.

        Intangible assets, except goodwill, are amortised on a straight-line basis from the month they are available for use, during the following periods:

Years
Period of the agreement
Lease rights
Software licenses	3–6
Other intangible assets	3–8

e)  Impairment of tangible and intangible assets, excluding goodwill

        The Group assesses annually, at the balance sheet date, its tangible and intangible assets for impairment losses. This assessment is also made if any event or change in circumstances is identified that indicates that the recorded value of the asset may not be recovered. In case of any such indication, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

        Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less cost to sell and value in use. In assessing fair value less cost to sell, the amount that could be received in a transaction with an independent and knowledgeable entity, minus the direct costs related with the sale. The value in use is the estimated future cash flows, discounted to their present value, based on the continuing use of the asset and its disposition at the end of its useful life.

        If the recoverable amount of an asset is estimated to be less than its carrying amount, an impairment loss is recognised immediately in net income under the caption "Depreciation and amortisation". Both periodic depreciation and impairment losses are reported.

        A reversal of previously recorded impairment losses is recorded when there are indications that these losses no longer exist or have decreased. A reversal of an impairment loss is recognized in the income statement in the period in which it occurs. However, a reversal of an impairment loss may be recorded only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined (net of depreciation and amortization) had no impairment loss been recognised for the asset in prior periods.

f)  Provisions and contingent liabilities

        Provisions are recognised when the Group has a present obligation as a result of a past event and it is probable that an outflow of internal resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

        Provisions for restructuring are only recognised if a detailed and formal plan exists and if the plan is communicated to the related parties.

        Provisions for dismantling and removing assets and renovations are recognised from the day the assets are in use, in accordance with the best estimates at that date (Notes 3.c and 32). The amount of the provision is discounted, being the corresponding effect of time recognised in net income under the caption"Net interest expense".

        Provisions are updated on balance sheet date, considering the best estimate of the Group's management.

        Where any of the above mentioned criteria does not exist, or is not accomplished, the Group discloses the event as a contingent liability, unless the cash outflow is remote, in which case the event is not subject to disclosure.

g)  Subsidies

        Subsidies from the Portuguese Government and from the European Union are recognised at fair value when the receivable is probable and the Company can comply with all requirements of the subsidy program.

        Subsidies for training and other operating activities are recognised in net income when the related expenses are recognised.

        Subsidies to acquire tangible assets are deducted from the carrying amount of the related assets.

h)  Financial instruments

        Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

  (i)  Trade receivables

          Trade receivables do not have any implicit interest and are presented at nominal value, net of allowances for estimated unrecoverable amounts.

  (ii)  Investments

          Financial investments, excluding controlled entities, associated entities and interests in joint ventures, are classified as: (i) held to maturity, (ii) held for trading and (iii) available for sale.

          Held to maturity investments are classified as non-current assets, except for those whose maturity date occurs within the next 12 months from the balance sheet date. This caption includes all investments with defined maturity and if the Group intends and has the ability to hold them until that date.

          Held for trading Investments are classified as current assets, and available for sale investments are classified as non-current assets.

          All acquisitions and disposals of these investments are recognised on the date the agreement or contract is signed, independently of the settlement date.

          Investments are initially recognised at their acquisition cost, including any expenses related to the transaction.

          Subsequent to the initial recognition, held for trading investments and available for sale investments are re-evaluated at fair value with reference to their market value at the balance sheet date, without any deduction for transaction costs that may arise in connection with their sale. In situations where the investments are interests in capital not listed in any regulated market and where an estimate of fair value is not reliable, the investments are recognised at acquisition cost, net of any impairment losses.

          The gains and losses from any adjustment in the fair value of investments are recognized in the period in which the adjustments occur, with adjustments to the fair value of current assets recognized in the results, while adjustments to the fair value of investments classified as available for sale are recognized directly in shareholders' equity. On disposal or impairment of an available for sale investment, accumulated changes in the fair value of the investment previously recognised in shareholders' equity are transferred to net income for the period.

          Held to maturity investments are recognised at acquisition cost, net of any impairment losses.

  (iii)  Financial liabilities and equity instruments

          Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into, regardless of the legal form they take. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recognised based on the proceeds, net of any transaction cost from their issuance.

  (iv)  Bank loans

          Bank loans are recognised as a liability based on the proceeds, net of any transaction cost from the incurrence of these loans. Interest cost, computed based on the effective interest rate and including premiums, is recognised in accordance with the earnings basis principle and are added to book value of the loan if they are not paid during the period.

  (v)  Trade payables

          Trade payables do not incur interest and are recognised at nominal value, which is substantially similar to their fair value.

  (vi)  Derivative financial instruments and hedge accounting

          The Group's policy is to contract derivative financial instruments to hedge the financial risks to which it is exposed due to variations in exchange rates.

          The Group does not enter into derivative instruments for speculative purposes, and the use of derivative instruments is subject to internal policies defined by the Executive Committee. Derivative financial instruments are measured at fair value, and the method of recognition depends on the nature of the instrument and purpose of entering into the instrument.

  Hedge accounting

          The provisions and requirements of IAS 39 must be met in order to qualify for hedge accounting.

          Changes in the fair value of derivative financial instruments classified as fair value hedges are recognised in net income of the period, together with the changes in the value of the covered assets or liabilities.

          The effective portion of the changes in fair value of derivative financial instruments classified as cash flow hedges is recognised directly in accumulated earnings, under "Other reserves", and the ineffective portion is recognised in net income. When changes in the value of the covered asset or liability are recognised in net income, the corresponding amount of the derivative financial instrument previously recognised under "Other reserves" is transferred to net income.

          Hedge accounting is discontinued when the hedging instrument expires or is sold or exercised, or no longer qualifies for hedge accounting under the provisions of IAS 39.

          Changes in fair value of derivative financial instruments that, in accordance with internal policies, were contracted to economically hedge any asset or liability but do not comply with the provisions and requirements of IAS 39 to be accounted for as hedges, are recognised in net income in the period in which they occur.

  (vii)  Treasury shares

          Treasury shares are recognised in shareholders' equity, under the caption "Treasury shares" at acquisition cost as a reduction in shareholders' equity, and gains or losses obtained in the disposal of those shares are recorded under "Other reserves". The equity swaps on own shares entered into by PT-Multimédia have the characteristics of an acquisition of own shares and are therefore recorded in a manner similar to an acquisition of own shares, as described above. These instruments are recorded as a financial liability in the amount of the value of the total shares to be acquired as of the date of the contract.

  (viii)  Cash and cash equivalents

          Cash and cash equivalents comprise cash on hand, demand deposits, time deposits and other short-term highly liquid investments (due within three months or less from the date of acquisition that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value).

          In the consolidated cash flow statements, the caption "cash and cash equivalents" also includes overdrafts recognised under the caption "Short-term debt".

  (ix)  Qualified Technological Equipment transactions

          PT-Multimédia, through TV Cabo Portugal, entered into certain Qualified Technological Equipment transactions ("QTE"), whereby certain tangible assets were sold to foreign entities. Simultaneously, those foreign entities entered into leasing contracts of the equipment with special purpose entities, which entered into conditional sale agreements with TV Cabo Portugal with respect to that equipment. TV Cabo Portugal maintained the legal possession of this equipment.

          These transactions represent sale and leaseback transactions, and the equipment continued to be recorded as assets of TV Cabo Portugal. Because TV Cabo Portugal obtained the economic benefits of the transactions, a non-current asset was recorded in the amount of the sale of the equipment and a non-current liability was recorded in the amount of the future payments under the leasing contract (Note 33). As at the balance sheet date those amounts are measured at fair value.

          Premiums received by TV Cabo Portugal from this transaction are recognised in net income on a straight-line basis during the period of the contracts.

i)  Leases

        Leases are classified (1) as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee and (2) as operating leases when substantially all the risks and rewards of ownership are not transferred to the lessee.

        The classification of leases depends on the substance of the operation and not on the form of the contract.

        Assets acquired under leases and the corresponding liability to the lessor, are accounted for under the finance method, with the assets, principal payments and outstanding balance recorded in accordance with the lease payment plan. Interest included in the rents and the depreciation of the assets is recognised in net income in period they occur.

        Under operating leases, rents are recognised on a straight-line basis during the period of the lease.

j)  Taxation

        Income tax expense represents the sum of the tax currently payable and deferred tax.

        PT-Multimédia adopted the tax consolidation regime in Portugal for groups of companies. The provision for income taxes is determined on the basis of the estimated taxable income for all the companies in which it holds, directly or indirectly, 90% or more of the share capital and that are Portuguese residents and subject to the Income Tax for Collective Persons (IRC).

        The remaining Group companies, not covered by the tax consolidation regime, are taxed individually based on their respective taxable income, at the applicable tax rates.

        Income tax is recognised in accordance with IAS 12. The tax currently payable is based on taxable profit for the year and on deferred tax, which is based on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.

        Deferred tax assets are recognised only to the extent that it is probable that these may be used to reduce future taxable profits or when there are deferred tax liabilities whose reversal is expected in the same period in which the deferred tax assets are expected to be reversed. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

        The amount of tax attributable to current taxes or deferred taxes resulting from transactions or events recognized in reserves is recorded directly in the applicable shareholders' equity captions and does not affect the results for the period.

k)  Revenue recognition

        PT-Multimédia's revenue consists principally of:

  •
  Cable and satellite television services;

  •
  Internet access services;

  •
  Advertising on TV Channels; and

  •
  Movie exhibition and distribution,

        Whenever applicable, revenues from the sale of goods and services are allocated to each of their components and recognized separately in accordance with the criteria defined for each, as follows:

Cable and satellite television services

        Revenues from cable and satellite television services result essentially from and are recognised as follows: (i) monthly subscription fees for the use of the service; (ii) amounts billed for the installation of service and (iii) rental of equipment. Revenues from monthly subscriptions and installation are recognized in the period when the service is rendered to the customer, and revenues from the rental of equipment are recognized during the rental period.

Internet access services

        Revenue from Internet access services, provided through the cable network, is mainly from monthly subscriptions and/or use of the Internet, depending on the mode chosen by the customer. This revenue is recognized for the period in which the service is provided.

Cable TV advertising

        Advertising revenues from cable TV and related discounts are recognised in the period when the advertising is run.

Movie exhibition and distribution services

        Revenues from the exhibition of films result from the sale of cinema tickets, and revenues from the distribution of films result from the sale to other cinema operators of exhibition rights acquired from film producers and distributors. These revenues are recognised in the period of the exhibition or in the period of the sale of the rights.

        Subscriber acquisition costs ("SACs") are recognised in earnings when incurred.

        Programming costs are determined based on the number of subscriptions or based on fixed annual fees and are recognised when incurred.

        The distribution rights acquired by Lusomundo Audiovisuais from film producers are recorded as prepaid expenses at the time of the release of the films to theaters and are recognized in income during the period of the license (Note 22).

        As of each balance sheet date, trade receivables are adjusted for the estimated risks of collection, with unrecoverable amounts recognized in net income of the period under the caption "Provisions and adjustments".

        All other expenses and costs are recognised when incurred, on an accrual basis, regardless of the time of receipt or payment.

l)  Foreign currency transactions and balances

        Transactions denominated in foreign currencies are translated to Euros at the rates of exchange prevailing at the time the transactions are made. At the balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates prevailing at such date. The resulting gains or losses on foreign exchange transactions are recognised in net income, except for unrealized exchange differences in long-term intra-group balances, representing an extension of the related investment, are recognised in shareholders' equity under the caption "Other reserves".

        Exchange differences on non-monetary items are recognised in shareholders' equity, under the caption "Other reserves".

        The financial statements of subsidiaries denominated in foreign currencies are translated to Euros, using the following exchange rates:

  •
  Assets and liabilities at exchange rates prevailing at balance sheet date;

  •
  Profit and loss items at average exchange rates for the reported period;

  •
  Cash flow items at average exchange rates for the reported period, where these rates are closer to the effective exchange rates; in the remaining cash flow items at the rate of the day of the transaction; and

  •
  Share capital, reserves and retained earnings at historical rates.

        The effect of translation differences from the conversion of financial statements denominated in foreign currency is recognised in shareholders' equity under the caption "Other reserves".

m)  Borrowing costs

        Borrowing costs related to loans are recognised in net income when incurred.

        The Group does not capitalise any borrowing costs, even those related to loans to finance the acquisition, construction or production of any asset.

n)  Cash flow statements

        Consolidated cash flow statements are prepared in accordance with IFRS using the direct method. The Group classifies all highly liquid investments purchased, with original maturity of three months or less and for which the risk of change in value is insignificant, as cash and cash equivalents. The "Cash and cash equivalents" item presented in the cash flows statement also includes a negative amount related to overdrafts, classified in the balance sheet under "Short-term debt".

        Cash flows are classified in the cash flows statement according to three main categories, depending on their nature: (1) operating activities; (2) investing activities; and (3) financing activities.

        Cash flows from operating activities include collections from customers, payments to suppliers, payments to personnel and other collections and payments related to operating activities.

        Cash flows from investing activities include the acquisitions and disposals of investments in associated companies and purchase and sale of property, plant and equipment.

        Cash flows from financing activities include borrowing and repayments of debt, acquisition and sale of treasury shares and payments of dividends to shareholders.

o)  Subsequent events

        Events that occurred after the balance sheet date that provide additional information about conditions that existed on that date are considered when preparing the financial statements for the period.

        Events that occurred after the balance sheet date that provide information about conditions that existed after that date are disclosed in the notes to the financial statements, if material.

p)  Critical judgments and estimates

        In preparing the financial statements and accounting estimates herein, management has made use of its best knowledge of past and present events and used certain assumptions in relation to future events.

        The most significant accounting estimates reflected in the consolidated financial statements as at 31 December 2005 are as follows:

  •
  Useful lives of tangible and intangible assets;

  •
  Impairment analysis of goodwill and other assets;

  •
  Recognition of provisions;

        Estimates used are based on the best information available during the preparation of consolidated financial statements, although future unforeseeable events could occur and have an impact on the estimates. Changes to the estimates used by the management that occur after the date of these consolidated financial statements, are recognised in net income, in accordance with IAS 8, using a prospective methodology.

        The main estimates used by the management are included in the corresponding notes to the financial statements.

4.    Errors, changes in accounting policies and estimates

        During 2005, there were no changes in the accounting policies used by the Group, when compared to the ones used in preparing the financial statements of the previous year, which are presented for comparative purposes. In addition, the financial statements for the years ended 31 December 2005 and 2004 do not include the recognition of any material errors related with previous periods.

5.    Exchange rates used to translate foreign currency financial statements

        As at 31 December 2005, assets and liabilities denominated in foreign currency were translated to Euros using the following exchange rates published by the Bank of Portugal:

US dollar	1.1797
Swiss Franc	1.5551
British Pound	0.6853
Metical	28,024.4

        During 2005, profit and loss statements of foreign currency subsidiaries were translated to Euros using the following average exchange rates:

Mozambique Metical	28,386.4

6.    Revenues

        Consolidated revenues in 2005 and 2004 are as follows

	2005	2004
Services rendered	582,906,275	544,300,745
Pay TV and Cable Internet business	536,127,974	496,072,031
Audiovisual business	45,873,693	47,617,030
Other businesses	904,608	611,684
Sales	34,095,138	40,851,232
Pay TV and Cable Internet business	6,200,638	5,518,481
Audiovisual business	27,894,500	35,332,751
Other operating revenues	11,452,940	13,605,103
Pay TV and Cable Internet business	9,337,539	11,581,784
Audiovisual business	1,982,865	1,982,346
Other businesses	132,538	40,973

	628,454,353	598,757,080

7.    Wages and Salaries

        In 2005 and 2004, this caption consists of:

	2005	2004
Salaries	35,800,837	35,996,982
Employee Benefits	5,626,443	5,147,962
Social benefits	778,047	491,284
Other	1,712,662	2,091,662

	43,917,989	43,727,890

        In 2005 and 2004, the average number of the employees included in the consolidation amounted to 1,323 and 1,308, respectively.

8.    Direct costs

        In 2005 and 2004, this caption consists of:

	2005	2004
Programming services	138,340,545	126,903,866
Capacity	32,967,425	26,783,807
Other	30,028,379	31,262,357

	201,336,349	184,950,030

9.    Supplies and external services

        In 2005 and 2004, this caption consists of:

	2005	2004
Specialized work	17,167,748	18,679,972
Rentals	15,180,915	15,296,238
Commissions	14,538,972	14,400,032
Communication	11,454,615	9,954,985
Installation and removal of terminal equipment	8,309,043	9,799,782
Electricity	3,301,529	3,134,215
Fees	1,744,372	1,034,469
Travelling	1,104,964	1,120,372
Fuel, water and other fluids	888,789	749,617
Insurance	605,521	538,629
Surveillance and security	598,915	531,173
Other	7,199,581	7,822,748

	82,094,964	83,062,232

10.    Operating leases

        As at 2005 and 2004 rental expenses payable under operating leases, primarily relating to vehicles and buildings, were recorded in the amount of Euro 15,180,915 and 15,296,238.

11.    Net Other Financial Expenses (Income)

        In 2005 and 2004, this caption consists of:

	2005	2004
Income on financial settlement of warrants (Note 34)	(3,484,509)	—
Bank commissions and fees	809,203	290,540
Financial discounts	193,284	35,202
Other, net	(6,374)	(3,379,476)

	(2,488,436)	(3,053,734)

12.    Income Taxes

        PT-Multimédia and its subsidiaries are subject to Corporate Income Tax ("IRC") at a rate of 25% (22.5% for Cabo TV Madeirense and 17.5% for Cabo TV Açoreana), which is increased up to 10% through a municipal tax leading to an aggregate tax rate of approximately 27.5%. In calculating taxable income, to which the above tax rate is applied, non-tax-deductible amounts are added to or subtracted from book entries. These differences between book and taxable entries can be temporary or permanent.

        PT-Multimédia adopted the tax consolidation regime for groups of companies, which includes all 90% or more owned Portuguese subsidiaries, direct and indirect, that comply with the provision of article 63 of the Corporate Income Tax Law.

        In accordance with Portuguese tax legislation, income taxes are subject to review and adjustment by the tax authorities during four years following their filing (five years for social security, being ten years for the contributions made before the year ended 31 December 2001). Management believes, based on information from its tax advisors, that any adjustment which may result from such reviews or inspections, as well as other tax contingencies, would not have a material impact on the consolidated financial statements as at 31 December 2005, except for the situations where provisions have been recognised (Note 32).

a)  Deferred taxes

        PT-Multimédia and its invested companies recorded deferred taxes relating to the differences between the tax base and the accounting base of assets and liabilities, as well as to reportable tax losses existing on the balance sheet date. During 2005, the movements in deferred tax assets and liabilities was as follows:

		Creation / (reversion)
	Balance as at 31 December 2004	Changes in the consolidation perimeter	Deferred tax of the year	Use of tax credits (Note 21)	Other	Balance as at 31 December 2005
Deferred tax assets:
Provisions/adjustments
Doubtful accounts receivable	3,746,247	(860,598)	(855,142)	—	—	2,030,507
Inventories	3,262,677	(3,227,434)	497,737	—	—	532,980
Other	27,102,171	(4,148,253)	232,773	—	(460,868)	22,725,832
Tax loss carryforwards	131,080,486	(8,909,622)	(610,560)	(32,178,518)	220,522	89,602,308

	165,191,581	(17,145,907)	(735,192)	(32,178,518)	(240,346)	114,891,618

Deferred tax liabilities: Revaluation of fixed assets	2,292,721	(2,235,362)	(24,077)	—	—	33,282
Deferred tax on gains	585,266	(585,266)	—	—	—	—

	2,877,987	(2,820,628)	(24,077)	—	—	33,282

Total net deferred taxes	162,313,594	(14,325,279)	(711,115)	(32,178,518)	(240,346)	114,858,336

        In 2004, the movements in deferred tax assets and liabilities were as follows:

			Creation / (reversion)
	Balance as at 31 December 2003 (according to Portuguese GAAP)	Adjustments to conform with IFRS as at 1 January 2004	Balance as at 1 January 2004 (according to IFRS)	Deferred tax of the year	Use of tax credits (Note 21)	Other	Balance as at 31 December 2004
Deferred taxes, assets:
Provisions/adjustments
Doubtful accounts receivable	2,274,479	—	2,724,479	1,039,651	—	(17,883)	3,746,247
Inventories	1,825,687	—	1,825,687	1,436,990	—	—	3,262,677
Other	21,117,318	—	21,177,318	4,538,772	—	—	25,716,090
Tax loss carryforward	53,866,113	—	53,866,113	107,073,802	(31,792,404)	1,932,975	131,080,486
Other(i)	—	1,317,443	1,317,443	68,638	—	—	1,386,081

	79,593,597	1,317,443	80,911,040	114,157,853	(31,792,404)	1,915,092	165,191,581

Deferred taxes, liabilities:
Revaluation of fixed assets	4,042,117	—	4,042,118	(1,749,396)	—	—	2,292,722
Deferred tax on gains	585,265	—	585,265	—	—	—	585,265

	4,627,382	—	4,627,383	(1,749,396)	—	—	2,877,987

	74,966,215	1,317,443	76,283,657	115,907,249	(31,792,404)	1,915,092	162,313,594

  (i)
  The caption "Other" refers to the IFRS adjustments made during 2004.

        In 2005, the movements recorded in "Changes in the consolidation perimeter" refer essentially to the deferred tax assets and liabilities of the Lusomundo Media group, disposed during 2005.

        Deferred taxes on assets were recognized depending on the likelihood of taxable profits in the future that can be used to recover tax losses or deductible tax differences. This evaluation was based on the business plans of Group companies, which are reviewed and updated periodically.

        According to Portuguese legislation, tax loss carryforwards may be used to offset future taxable income for a subsequent six-year period. As at 31 December 2005 and 2004, tax loss carryforwards of PT-Multimédia matured as follows:

	2005	2004
2005	—	3,259,000
2006	183,178,971	189,507,000
2007	—	5,684,000
2008	13,455,150	145,439,000
2009	311,981,853	317,019,000
2010	—	937,000

	508,615,974	661,845,000

        Of the total amount of the tax loss carryforwards, PT-Multimédia opted not to recognize a deferred tax asset of approximately Euro 50 million that arose from the individual activity of PT-Multimédia because their recovery is viewed as difficult.

b)  Reconciliation of income tax provision

        During 2005, the reconciliation between the nominal and effective income tax rates is as follows:

2005
Income before taxes	134,174,608
Statutory tax rate (including municipal taxes at a 10% rate)	27.5%

Expected tax	36,898,017
Permanent differences	(1,587,535)
Differences in tax rate of the Azores and Madeira(a)	(909,526)
Deferred tax assets related to tax losses carried forward from previous periods	(113,978)
Tax losses carried forward from previous periods	25,119
Tax loss carryforwards used in the year	697,583
Tax adjustments(b)	173,530

Income tax for the period	35,183,210

Effective tax rate	26.2%

Income tax—current (Note 21)	34,472,095
Deferred taxes	711,115

35,183,210

  (a)
  This amount relates to the impact of the differences in the tax rate applicable to the subsidiaries established in Madeira and the Azores, which have tax rates of 22.5% and 17.5% respectively.

  (b)
  These amounts are mainly related to autonomous taxation and to tax benefits.

13.    Discontinued Operations

        The discontinued operations relate to the results of Lusomundo Serviços and its subsidiaries, which constituted the media business. The process of sale of this business started in February 2005 and ended in August 2005 after obtaining the necessary approvals.

        The results of the discontinued operations were shown on the 2005 and 2004 statements of income under "Net income from discontinued operations," and are as follows:

	2005	2004
Revenues	96,851,991	155,146,966
Operating Costs	97,840,025	155,842,313

Operating results	(988,034)	(695,347)
Losses / (gains) on disposal of fixed assets	(250)	998,124

Income before financial results, taxes and minority interests	(987,784)	(1,693,471)
Equity in earnings of affiliated companies, net	(2,214,303)	—
Interest and other financial expenses, net	4,408,225	3,288,762

Income before taxes and minority interests	(3,181,706)	(4,982,233)
Income taxes	(554,084)	7,497,215

Income from discontinued operations before minority interests	(3,735,790)	2,514,982
Capital gain on the disposal of Lusomundo Serviços(i)	17,786,264	—

Income and gains from discontinued operations before minority interests	14,050,473	2,514,982
Minority interests	(1,277,494)	520,324

Net income and gains from discontinued operations	15,327,968	1,994,658

  (i)
  In the calculation of the capital gain generated by the disposal of Lusomundo Serviços, an amount of Euro 17,820,000 was deducted (Note 32) to reflect future obligations assumed under the sale contract.

14.    Minority Interests

        During 2005, the movements in minority interests were as follows:

	Balance as at 1 January 2005	Income / (loss)	Changes in the consolidation perimeter	Dividends	Balance as at 31 December 2005
Cabo TV Madeirense	6,056,156	1,851,972	—	(1,376,400)	6,531,728
Cabo TV Açoreana	2,019,394	709,916	—	(477,342)	2,251,968
Lusomundo Media	2,342,485	(1,301,482)	(1,041,003)	—	—
Grafilme	662,344	111,478	—	(44,442)	729,380
Other	117,747	227	(76,739)	—	41,235

	11,198,126	1,372,111	(1,117,742)	(1,898,184)	9,554,311

        During 2005, the movements in minority interests were as follows:

	Balance as at 1 January 2004 under Portuguese GAAP	Adjustments to conform with January 2004	Balance as at 1 January 2004 under IFRS	Acquisitions and disposals	Income / (loss)	Changes in the consolidation perimeter	Dividends	Other	Balance as at 31 December 2004
Cabo TV Madeirense	5,155,415	48	5,155,367	—	1,440,189	—	(539,400)	—	6,056,156
Cabo TV Açoreana	1,872,300	9,612	1,862,688	—	505,903	—	(349,197)	—	2,019,394
Lusomundo Media	1,122,400	—	1,122,400	713,787	520,324	—	—	(14,026)	2,342,485
Gafilme	577,237	—	577,237	—	173,987	—	(88,880)	—	662,344
Other	1,080,177	—	1,080,177	—	110,907	(1,038,737)	—	(34,597)	117,747

	9,807,529	9,660	9,797,869	713,787	2,751,310	(1,038,737)	(977,477)	(48,623)	11,198,126

15.    Dividends

      The General Meeting of Shareholders held on 30 March 2005, continued on 28 April 2005, approved the proposal of the Board of Directors to distribute a dividend of 50 euro cents per share relating to year 2004, equivalent to total dividends of Euro 77,274,207.

16.    Earnings per Share

        Basic and diluted earnings per share for the years ended 31 December 2005 and 2004 were computed as follows:

		2005	2004
Income from continued operations, net of minority interests	(1)	96,341,792	120,914,924
Income from discontinued operations, net of minority interests	(2)	15,327,968	1,994,658

Net income considered in the computation of the diluted earnings per-share	(3)	111,669,760	122,909,582

Weighted average common shares outstanding in the period	(4)	309,096,828	156,845,928
Earnings per share from continued operations, net of minority interests—basic	(1)/(4)	0.31	0.77
Earnings per share from continued operations, net of minority interests—diluted	(1)/(4)	0.31	0.77
Earnings per share from discontinued operations, net of minority interests—basic	(2)/(4)	0.05	0.01
Earnings per share from discontinued operations, net of minority interests—diluted	(2)/(4)	0.05	0.01
Earnings per share from total operations, net of minority interests—basic	(3)/(4)	0.36	0.78
Earnings per share from total operations, net of minority interests—diluted	(3)/(4)	0.36	0.78

        In the analysis of earnings per share, the change in nominal value that occurred on 1 June 2005 should be considered (Note 34.1).

17.    Cash and Cash Equivalents

        As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Cash	1,948,142	896,353
Deposits	30,413,221	26,917,266
Time deposits	9,007,853	3,160
Financial applications	347,546	500,000

	41,716,762	28,316,779

18.    Accounts Receivable—Trade

        As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Current accounts receivable—trade:
Accounts receivable from customers	75,789,017	97,222,906
Doubtful accounts receivable	47,222,368	45,523,761
Unbilled revenues	7,478,659	3,118,695
Other	5,905	186,176

	130,495,949	146,051,538
Adjustments for doubtful accounts receivable—trade	(48,257,062)	(45,997,131)

	82,238,887	100,054,047
Accounts receivable from related parties	7,293,959	3,585,736
Advances to suppliers	33,325,047	26,734,750

	122,857,893	130,374,893

19.    Accounts Receivable—Other

        As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Other current accounts receivable:
Unbilled revenues	1,026,722	1,140,336
Other	9,917,528	9,694,382

	10,944,250	10,834,718
Adjustments to other accounts receivable (Note 32)	(144,236)	(415,697)

	10,800,014	10,419,021

Other accounts receivable from Portugal Telecom Group
PT SGPS	35,248,932	32,307,703
PT.com-Comunicações Interactivas, S.A. ("PT.com")	1,566,311	1,450,828
PT Pro-Serviços Administrativos e de Gestão Partilhados, S.A. ("PT Pro")	462,567	351,287
TMN-Telecomunicações Móveis, S.A. ("TMN")	345,776	493,741
Other	89,558	701,858

	37,713,144	35,305,417

	48,513,158	45,724,438

20.    Inventories

        As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Merchandise	25,531,708	27,742,619
Raw materials	18,434,650	22,969,797
Other	30	57,400

	43,966,388	50,769,816
Adjustments for obsolete and slow-moving inventories (Note 32)	(6,865,790)	(16,492,349)

	37,100,598	34,277,467

21.    Taxes Receivable and Payable

        As at 31 December 2005 and 2004, this caption consists of:

	2005 Receivable	Payable	Receivable	2004 Payable
Value added tax	5,444,488	3,584,042	4,232,944	2,508,998
Income taxes	4,307,857	3,692,543	3,143,240	3,807,852
Social Security Contributions	—	648,052	—	3,177,390
Personal income tax withholdings	—	397,571	—	1,364,679
Taxes in foreign countries	—	2,150	192	10,563
Other	1,115,823	122,262	2,078,968	173,622

	10,868,168	8,46,620	9,455,344	11,043,104

        As at 31 December 2005, the net balance of the caption "Income taxes" is composed as follows:
Receivable taxes	4,307,857
Payable taxes	(3,692,543)

615,314

Current estimated income taxes on the balance sheet(i)	(3,200,558)
Withholding income taxes for third parties	(491,985)
Payments on account	2,768,427
Withholding income taxes by third parties	1,281,934
Income taxes to reclaim from 2004	257,496

615,314

(i)
The current income tax expense was recorded in the following captions:

Tax loss carryforwards used in the year (Note 12)	32,178,518
Income taxes (Note 12)	(34,472,095)
Other	(906,981)

(3,200,558)

22.    Prepaid Expenses

        As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Distribution rights	2,635,871	1,783,270
Rentals	1,363,970	964,130
Specialized works	1,128,090	1,087,647
Programming costs	3,817,498	—
Other	935,016	1,498,073

	9,980,445	5,333,120

23.    Other Current and Non-Current Assets

        As at 31 December 2005 and 2004, this caption consists of: (i) Euro 21,189,761 and 22,983,024, respectively, related to accounts receivable from QTE transactions, as described in Note 3.h(ix), and (ii) Euro 14,843,751 and 24,218,750, respectively, related to advances to suppliers of sports exhibition rights.

24.    Investments in Group Companies

        As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Investments in group companies	6,641,749	20,186,907
Goodwill, net of impairment losses	768,114	5,317,848
Loans granted to associated companies and other companies	17,500,000	21,387,226
Advances for investments	—	1,099,159

	24,729,863	47,991,140

        As at 31 December 2005 and 2004, the caption "Investments in group companies" consists of:

	2005	2004
Lisboa TV	3,865,964	5,572,558
Octal	1,195,419	1,299,387
Distodo(a)	757,826	613,854
Empresa de Recreios Artisticos	567,539	544,320
Warner Lusomundo Espana(b)	—	7,603,000
Vasp(c)	—	2,019,110
Gráfica Funchalense(c)	—	1,122,413
Lusa(c)	—	800,342
Diário de Noticias do Funchal(c)	—	486,289
Other companies	75,001	125,634

	6,461,749	20,186,907

(a)
During 2005 this investment was transferred from Lusomundo Serviços to Lusomundo Audiovisuais

(b)
This investment was disposed of in 2005.

(c)
These investments were part of the Lusomundo Media Group, which was disposed of in 2005.

        As at 31 December 2005 and 2004, the caption "Goodwill, net of impairment losses" consists of:

	2005	2004
Distodo(a)	586,146	—
Diário de Noticias(a)	—	2,957,111
Vasp(c)	—	1,717,064
Empresa do Diário de Noticias do Funchal(a)	—	425,899
Other companies	181,968	217,774

	768,114	5,317,848

(a)
These investments were part of the Lusomundo Media Group, which was disposed of in 2005.

        As at 31 December 2005 and 2004, the caption "Loans granted to associated companies and other companies" consists of:

	2005	2004
Sport TV	17,500,000	20,000,000
Diverfun	—	125,000
Gráfica Funchalense(a)	—	759,120
Grande Reportagem(a)	—	224,459
Rádio Canal Aberto(a)	—	180,670
Other companies	—	97,977

	17,500,000	21,387,226

(a)
These investments were part of the Lusomundo Media Group, which was disposed of in 2005.

25.    Other Investments

       As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Cypress	3,016,754	3,016,754
Other companies	91,043	334,163

	3,107,797	3,350,917
Adjustments to other investments (Note 32)	(3,076,930)	(3,076,933)

	30,867	273,984

Real estate investments(a)
Investments in land	—	1,003,063
Investments in buildings and other constructions	—	3,417,834

	—	4,420,897
Accumulated depreciation of investments in buildings and other constructions	—	(3,417,834)

	—	1,003,063

	30,867	1,277,047

(a)
These investments were part of the Lusomundo Media Group, which was disposed of in 2005.

26.    Intangible Assets

       During the year ended 31 December 2005, the movements that occurred in intangible assets were as follows:

	Balance as at 31 December 2004	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Transfers, rebates and others	Balance as at 31 December 2005
Costs:
Industrial properties and other rights	146,811,098	(4,042,063)	102,136,040	(44)	3,254	244,908,285
Other intangible assets	133,728	(133,728)	—	—	—	—
In-progress intangibles assets	560,295	—	215,828	—	(625,448)	150,675
Advances on account	—	—	1,500,000	—	—	1,500,000
Goodwill	188,276,063	(109,729,440)	—	—	(1,400,211)	77,146,412

	335,781,184	(113,905,231)	103,851,968	(44)	(2,022,405)	323,705,372

Accumulated depreciation:
Industrial properties and other rights	16,649,920	(3,013,893)	13,587,043	(44)	2,079,372	29,302,398

	16,649,920	(3,013,893)	13,587,043	(44)	2,079,372	29,302,398

	319,131,264	(110,891,338)	90,264,825	—	(4,101,777)	294,402,974

        During 2004, the movements that occurred in costs and accumulated depreciation under this caption were as follows:

	Balance as at 31 December 2003 (according to Portuguese GAAP)	Adjustments conform with IFRS as at 1 January 2004	Balance as at 1 January 2004 (according to IFRS)	Changes in consoli- dation perimeter	Increases	Foreign currency translation adjustments	Transfers, rebates and other	Balance as of 31 December 2004
Cost:
Start-up expenses	9,326,516	(9,326,516)	—	—	—	—	—	—
Research and development expenses	27,505,569	(27,505,569)	—	—	—	—	—	—
Industrial property and other rights	29,681,897	—	29,681,897	213,954	130,361,429	59	(13,446,242)	146,811,097
Other intangible assets	133,728	—	133,728	—	—	—	—	133,728
In-progress intangible fixed assets	6,340,155	—	6,340,155	—	1,297,612	—	(7,077,472)	560,295
Goodwill	210,130,087	—	210,130,087	—	6,145,977	—	(28,000,000)	188,276,064

	283,117,952	(36,832,085)	246,285,867	213,954	137,805,019	59	(48,523,714)	335,781,184

Accrued depreciation:
Start-up expenses	8,277,361	(8,277,361)	—	—	—	—	—	—
Research and development expenses	13,560,494	(13,560,494)	—	—	—	—	—	—
Industrial property and other rights	19,374,732	—	19,374,732	7,941	11,637,346	52	(14,370,151)	16,649,920

	41,212,587	(21,837,855)	19,374,732	7,941	11,637,346	52	(14,370,151)	16,649,920

	241,905,365	(14,944,230)	226,911,135	206,013	126,167,673	7	(34,153,563)	319,131,264

        The changes in the consolidation perimeter during 2005 are mainly related to the intangible assets of the Lusomundo Media Group, which was sold in 2005.

        As at 31 December 2005, the caption "Industrial property and other rights" includes basically the following items:

          (a)   Euro 159,595,805 related with rental contracts for satellite capacity signed by TV Cabo Portugal (Euro 126,197,368 in 2004 and Euro 33,398,437 in 2005), which expire in 2016 and were recorded as capital leases;

          (b)   Euro 8,670,247 related to software licenses.

          (c)   Euro 65,660,531 related to a contract entered into at the end of 2005 between TV Cabo Portugal and PT Comunicações for the exclusive right to use network capacity for the distribution of cable television signals for the period of 2006-2008.

          (d)   Euro 22,126,657 related to the allocation of the purchase price of an additional interest in Sport TV to the fair value of broadcasting rights held by Sport TV under a contract with PPTV in relation to the matches of the Portuguese football league for the seasons from 2004 to 2008.

        As referred to in Note 3.e, intangible assets are periodically subject to impairment tests. In 2005, no impairment losses were recognised. In 2004, there was an impairment loss in the goodwill of the Audiovisuals business, amounting to Euro 28,000,000, which is included in the column "Other". This impairment was computed based on the difference between the book value as of that date and the discounted cash flows for this business.

        As at 31 December 2005 and 2004, the goodwill related to subsidiaries was as follows:

	2005	2004
Audiovisual business(i)	77,146,412	77,146,412
Media business(ii)	—	109,729,440
Other	—	1,400,211

	77,146,412	188,276,063

(i)
Related to Lusomundo Audiovisuais, S.A. and Lusomundo Cinemas S.A.

(ii)
This business was disposed of during 2005.

27.    Tangible Assets

        During 2005, the movements in costs and accumulated depreciation under this caption were as follows:

	Balance as at 31 December 2004	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Other	Balance as at 31 December 2005
Cost:
Land	20,305,588	(19,241,345)	—	—	—	1,064,243
Buildings and other constructions	99,379,784	(69,989,943)	1,579,444	(61,098)	61,326	30,969,513
Basic equipment	546,680,037	(52,792,891)	55,385,873	(11,947)	47,278	549,308,350
Transportation equipment	8,049,835	(2,518,402)	2,075,614	(1,587)	(706,720)	6,898,740
Tools and dies	489,332	(270,522)	20,350	(416)	(7,384)	231,360
Administrative equipment	38,521,960	(5,588,139)	14,555,839	(6,608)	242,467	47,725,519
Other tangible assets	18,345,252	(5,758,213)	2,029,454	(795)	(252,097)	14,363,601
In-progress tangible assets	1,460,714	(145,649)	4,854,820	(206)	(296,131)	5,873,548
Advances to suppliers of assets	26,088	(26,088)	1,185,332	—	—	1,185,332

	733,258,590	(156,331,192)	81,686,726	(82,657)	(911,261)	657,620,206

Accumulated depreciation
Land	11,825	(11,825)	—	—	—	—
Buildings and other constructions	67,927,649	(56,873,523)	1,511,555	(6,733)	(9,665)	12,549,283
Basic equipment	340,608,229	(37,920,056)	36,090,198	(5,301)	(8,213,606)	330,559,464
Transportation equipment	4,960,974	(1,559,643)	1,195,575	(514)	(589,512)	4,006,880
Tools and dies	361,857	(185,316)	17,170	(416)	(7,171)	186,124
Administrative equipment	27,566,555	(4,645,020)	6,784,985	(2,336)	130,064	29,834,248
Other tangible assets	14,107,034	(1,545,852)	2,733,085	(767)	5,415,668	20,709,168

	455,544,123	(102,741,235)	48,332,568	(16,067)	(3,274,222)	397,845,167

	277,714,467	(53,589,957)	33,354,158	(66,590)	2,362,961	259,775,039

        During 2004, the movements in costs and accumulated depreciation under this caption were as follows:

	Balance as at 31 December 2003 (according to Portuguese GAAP)	Adjustments conform with IFRS as at 1 January 2004	Balance as at 1 January 2004 (according to IFRS)	Changes in the consoli- dation perimeter	Increases	Foreign currency translation adjustments	Other	Balance as at 31 December 2004
Cost:
Land	19,861,320	—	19,861,320	266,768	177,500	—	—	20,305,588
Buildings and other constructions	88,928,296	—	88,928,296	8,825,988	1,467,505	83,627	74,369	99,379,784
Basic equipment	476,701,841	661,918	477,363,759	29,810,355	46,676,670	14,597	(7,185,344)	546,680,037
Transportation equipment	7,177,463	(1)	7,177,462	34,177	1,536,255	586	(698,646)	8,049,834
Tools and dies	501,971	—	501,971	(2,329)	3,162	356	(13,829)	489,331
Administrative equipment	37,702,907	—	37,702,907	768,599	3,184,404	7,740	(3,141,690)	38,521,960
Other tangible assets	16,585,376	—	16,585,376	750,577	1,619,498	768	(610,964)	18,345,254
In-progress tangible assets	2,872,614	(240,384)	2,632,230	24,942	1,807,678	366	(3,004,502)	1,460,713
Loans on account of tangible assets	—	240,384	240,384	—	—	—	(214,296)	26,088

	650,331,788	661,917	650,993,705	40,479,075	56,472,672	108,040	(14,794,902)	733,258,590

Accumulated depreciation:
Land	11,825	—	11,825	—	—	—	—	11,825
Buildings and other constructions	62,435,306	—	62,435,306	2,780,919	3,102,116	8,619	(399,311)	67,927,648
Basic equipment	253,776,935	836,783	254,613,718	25,940,085	43,896,379	6,599	16,151,449	340,608,229
Transportation equipment	3,996,529	—	3,996,529	34,367	1,470,091	672	(540,685)	4,960,973
Tools and dies	342,155	—	342,155	(210)	33,894	403	(14,385)	361,857
Administrative equipment	26,118,006	—	26,118,006	393,766	4,892,635	2,948	(3,840,798)	27,566,557
Other tangible assets	8,534,268	2,602,112	11,136,380	473,656	1,957,248	921	538,829	14,107,034

	355,215,024	3,438,895	358,653,920	29,622,582	55,352,361	20,162	11,895,098	455,544,123

	295,116,764	(2,776,978)	292,339,785	10,856,494	1,120,311	87,878	(26,690,000)	277,714,467

        The changes in the consolidation perimeter in 2005 are mainly due to the tangible assets of Lusomundo Media, which was disposed of in 2005.

        In 2004 the changes in the consolidation perimeter are mainly due to the tangible assets and accumulated depreciation of Gráfica Funchalense, Clipanúncios and Lusomundo.net, which ceased to be included in the consolidation, and of PT TV Cabo, Naveprinter, Ocasião, LM SII, Empracine, LM Imobiliária 2 and Sport TV, which were included in the consolidation for the first time.

        The following situations regarding tangible assets should be mentioned:

          (a)   Euro 193,289,545 of basic equipment relating to customer networks and cable television distribution networks are installed on the property of third parties or in the public domain;

          (b)   In previous years, TV Cabo Portugal entered into QTE transactions, which comprised the sale of certain telecommunications equipment to foreign entities. Simultaneously, those entities made leasing contracts of the equipment with special purpose entities, which made conditional sale agreements with TV Cabo Portugal with respect to that equipment for an amount equivalent to the value of the initial sale. TV Cabo Portugal maintains the legal possession of this equipment, continuing to be able to sell or substitute any equipment. These cross border lease transactions correspond to a sale and lease-back transactions and, accordingly, the sale of the equipment was not recorded and the equipment continued to be included in the Company's consolidated balance sheet.

28.    Loans

        At 31 December 2005 and 2004, this caption consists of:

	2005		2004
	Short-term	Long-term	Short-term	Long-term
Bank loans:
Loans	12,638,411	34,592,053	11,620,365	105,557,234
Overdrafts	—	—	14,030,682	—
Other loans:	—	—	—	—
Commercial papers	—	—	5,950,000	8,950,000
Leases(i)	9,704,461	124,716,911	9,778,576	106,478,968

	22,342,872	159,308,964	41,379,623	220,986,202

(i)
As at 31 December 2005 the caption "Leases" related to Euro 131,260,414 in rental contracts for satellite capacity signed by TV Cabo Portugal in 2004 and 2005, which were recorded as financial leases and expire in 2016.

29.    Accounts Payable

        As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Accounts payable—trade—current:
Suppliers and other	89,838,389	105,165,814
Related parties(i)	69,118,154	30,191,895
Advances from customers	1,561,601	1,250,607

	160,518,144	136,608,316

Accounts payable—others—current:
Fixed asset supliers and other	13,803,150	10,945,939
Related parties(ii)	35,963,391	20,434,753

	49,766,541	31,380,692

Accounts payable—others—not current:
Related parties (iii)	43,807,315	1,186,562

	43,807,315	1,186,562

(i)
As at 31 December 2005 and 2004, this caption consists of:

PT Comunicações	20,784,811	14,469,116
PT Sistemas de Informação	6,043,181	3,951,708
Other	42,290,162	11,771,071

	69,118,154	30,191,895

(ii)
As at 31 December 2005 and 2004, this caption consists of:

PT Comunicações	27,669,297	3,964,945
Portugal Telecom	4,080,325	5,887,664
Other	4,213,769	10,582,144

	35,963,391	20,434,753

(iii)
As at 31 December 2005 and 2004, this caption consists of:

PT Comunicações	43,773,687	—
Warner Lusomundo España	—	1,186,562
Other	33,628	—

	43,807,315	1,186,562

30.    Accrued Expenses

        As at 31 December 2005 and 2004, this caption consists of:

	2005	2004
Programming costs	15,731,195	8,740,277
Exhibition rights	11,279,759	10,413,792
Vacation pay and bonuses	6,136,916	12,987,237
Support services—outsourcing	4,461,006	7,952,608
Suppliers and external services	1,592,405	5,214,882
Marketing and publicity	987,698	1,596,867
Interest expense	406,466	851,017
Other accued expenses	3,199,330	15,003,192

	43,794,775	62,759,872

31.    Deferred Income

        As at 31 December 2005 and 2004 this caption consists of:

	2005	2004
Advance billing	6,680,932	4,886,520
Other	857,894	2,226,178

	7,538,826	7,112,698

32.    Provisions and Adjustments

        During 2005 the movements in this caption were as follows:

	Opening balance	Changes in the consolidation perimeter	Increases	Decreases	Other movements	Ending balance
Adjustments
Accounts receivable (Notes 18 & 19)	46,412,828	(9,586,815)	17,576,826	(6,434,870)	433,329	48,401,298
Inventory (Note 20)	16,492,349	(11,736,143)	2,642,180	(532,595)	(2)	6,865,790
Investments (Notes 24 & 25)	3,076,933	—	—	—	(3)	3,076,930

	65,982,111	(21,322,958)	20,219,006	(6,967,465)	433,324	58,344,018

Provisions:
Taxes	4,050,743	(3,343,758)	105,427	—	289,169	1,101,581
Legal actions	1,412,579	(908,579)	—	(504,000)	—	—
Other	57,045,684	(6,819,640)	17,820,000	(9,640,637)	(14,128,152)	44,277,254

	62,509,006	(11,071,977)	17,925,427	(10,144,637)	(13,838,984)	45,378,835

	128,491,117	(32,394,935)	38,144,433	(17,112,102)	(13,405,659)	103,722,853

        In 2005, the increase in provisions and assets adjustments were recorded as follows:

Adjustments:
Provisions and adjustments	17,576,826
Cost of goods sold	2,642,180

20,219,006

Provisions:
Provisions and adjustments	105,427
Discontinued operations (Note 13)	17,820,000

17,925,427

38,144,433

        In 2005, the decrease in provisions and assets adjustments were recorded as follows:

Adjustments:
Provisions and adjustments	(6,434,870)
Cost of goods sold	(532,595)

(6,967,465)

Provisions:
Provisions and adjustments	(1,344,637)
Other	(8,800,000)

(10,144,637)

(17,112,102)

        During 2005, the caption "Provisions and adjustments" on the income statement are made up as follows:

Increase in provisions and adjustments	17,682,253
Decrease in provisions and adjustments	(7,779,379)
Direct write-off of accounts receivable	447
Collections from accounts receivable which were previously written-off	(1,214)

9,902,107

        As at 31 December 2005 the caption "Other" is made up as follows:

Digitalization of TV Cabo Portugal distribution network(i)	10,295,804
Disposal of Lusomundo Serviços (Note 13)	17,820,000
Dismantling and removal of assets and renovation of the movie theatres of Lusomundo Cinemas	9,428,904
Other	6,732,546

44,277,254

(i)
The provision for digitalization of cable television recorded by TV Cabo Portugal is related to the dismantling of analog service for premium channels and the discontinuing of the current satellite encryption system and transition to the Aladin encryption system.

33.    Other current and non-current liabilities

        As at 31 December 2005 and 2004, these captions refer to the amounts outstanding under QTE transactions, as described in Note 3.h(ix).

34.    Shareholders' Equity

34.1 Share Capital

        As at 1 June 2005, following the decision taken at the Annual General Meeting of Shareholders and in connection with the issuance of European-style put warrants by PT-Multimédia, 2,348,514 ordinary shares owned by PT-Multimédia were cancelled (Note 34.3). Additionally, and following the decision of the Annual General Meeting, as at 1 June 2005 a change in the nominal value of the share capital from 50 Eurocents to 25 Eurocents per share was undertaken. As at 31 December 2005, PT-Multimédia fully subscribed and paid share capital amounted to Euro 77,274,207 and was represented by 309,096,828 shares, in book-entry form, with a nominal value of 25 cents each and with the following distribution:

  •
  308,994,828 ordinary shares; and

  •
  102,000 Class A shares.

        All the Class A shares are held by Portugal Telecom. In accordance with Portugal Telecom's Articles of Association, the Class A shares have special voting rights that allow the holders, by majority vote of that class of shares, to veto certain actions of the shareholders of PT-Multimédia, namely the following:

  •
  Election of one third of the Directors, including the Chairman of the Board of Directors;

  •
  Election of the officials of the General Meeting of Shareholders and of the sole auditor;

  •
  Determining the application of the results of the period; and

  •
  Amending the bylaws, including the provisions relating to share capital increases.

34.2.     Capital Issued Premium

        This caption results from premiums generated in capital increases made by PT-Multimédia. According to Portuguese law applicable to companies listed on stock exchanges under the regulation of the Comissão do Mercado de Valores Mobiliários ("CMVM", the Portuguese stock exchange regulator), these amounts can only be used to increase share capital or to absorb accumulated losses (without the need to first use other reserves). This amount cannot be used to pay dividends or to acquire treasury shares.

34.3.     Treasury Shares

        During 2005, resulting from the physical settlement of warrants issued by PT-Multimédia, the company acquired from the minority shareholders 2,348,514 shares, totalling Euro 50,493,051. As at 1 June 2005 these shares were cancelled (Note 34.1), with a non-distributable reserve in the amount of the nominal value of the cancelled shares having been recorded (Note 34.4). Additionally, as at 31 December 2005, PT-Multimédia had entered into equity swaps over 925,000 of its own shares, totalling Euro 8,520,000. In accordance with IFRS (IAS 32), the equity swaps are recognised as an effective acquisition of treasury shares, with the recognition of a corresponding financial liability.

34.4.     Reserves

Legal reserve

        Portuguese law and PT-Multimédia's bylaws provide that at least 5% of each year's profits must be allocated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders, except in the case of the liquidation of the company, but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted.

Other reserves

        During 2005 the movements occurred in "Other Reserves" were as follows:

	Free reserves	Reserves for cancelled treasury shares	Total
Balance on December 31, 2004:	7,397,370	—	7,397,370
Put warrants issued:
Acquisition of treasury shares	(50,493,051)	50,493,051	—
Financial settlement	(44,441,968)	—	(44,441,968)
Cancellation of treasury shares	—	(49,318,794)	(49,318,794)
Allocation of retained earnings	87,519,241	—	87,519,241
Other movements	827,255	—	827,255

Balance as at 31 December 2005:	808,847	1,174,257	1,983,104

        On 5 May 2005, following a decision taken at the Annual General Meeting of Shareholders of 28 April 2005, PT-Multimédia issued to its shareholders 1 European-style put warrant for each share held at that date. The warrants included the following rights: (1) in the case of physical settlement, for each 10 warrants owned, the holder had the right to sell 1 PT-Multimédia share for Euro 21.5; and (ii) in the case of financial settlement, the receipt of cash for each warrant equal to the difference between the strike price (Euro 21.5) and the reference price of the share on the exercise date. The exercise of these warrants occurred as at 24 May 2005, as follows:

			Value
		Shares acquired
	Total warrants		Unit	Total
Physical settlement	23,485,140	2,348,514	21.5	50,493,051
Financial settlement	133,411,788	—	0.307000001	40,957,419

	156,896,928	2,348,514		91,450,470

a)
Premium payed by PT-Multimédia corresponding to the difference between the strike price and the reference price of the share on the effective date of the transaction.

        The total amount spent in connection with the physical exercise of the warrants was directly recognized in the caption "Other reserves" and the amount spent in connection with the financial settlement was recognized: (1) Euro 44,441,968 as a reduction in shareholders' equity under the caption "Other reserves", corresponding to the difference between the strike price and the share price on the date the warrants were issued; and (i) Euro 3,484,549 related to a gain recognized in "Net Other Financial Expenses", corresponding to the change in the market value of the warrants until the exercise date. (Note 11)

        The reserve for cancelled treasury shares includes an amount related to undistributable reserves equivalent to the nominal amount of the cancelled shares (Euro 1,174,257), which has the same statutory treatment as the legal reserve.

35.    Guarantees and Financial Commitments

        As at 31 December 2005 and 2004, the Group had given guarantees and comfort letters to third parties, as follows:

	2005	2004
Bank guarantees given to other entities:
Suppliers(a)	5,706,088	4,381,116
Tax authorities(b)	1,790,128	4,278,230
Courts(c)	561,290	7,282,579
Government	2,274	673,550
Municipal governments	35,709	—

	8,095,489	16,615,475

Comfort letters given to other entities:
Sport TV(d)	40,271,952	44,759,256
Warner Lusomundo España(e)	666,666	13,333,333
Vasp(f)	—	5,588,875
Mundifun(h)	—	847,956
Rádio Canal Aberto(g)	—	63,422

	40,938,618	64,592,842

(a)
As at 31 December 2005, this amount refers mainly to Euro 3,988,318 related to bank guarantees granted to lessors of movie theatres located in shopping centers and Euro 1,100,000 in guarantees granted to International satellite operators.

(b)
As at 31 December 2005, this amount relates to guarantees granted to Tax Authorities arising from tax proceedings contested by the Company and its subsidiaries.

(c)
As at 31 December 2005, this amount refers essentially to bank guarantees resulting from the settlement of Lusomundo, SGPS, SA, in 2003.

(d)
On December 31, 2005, this amount represented the total coverage of the sureties and letters of comfort provided to Sport TV shareholders for the guarantee of loans obtained by the company, since the responsibility of the shareholders is joint and several for the total amount of the loans. This amount includes a joint and several guarantee with PPTV—Publicidade de Portugal e Televisão, S.A. (the other shareholder of Sport TV in conjunction with PT Contéudos) up to a sum of €70 million as a guarantee of financing granted by a financial institution to that company, allocated for the acquisition of rights for broadcasting Superliga de Futebol (Portuguese Football Superleague) games during the time periods of 2004–2005 and 2007–2008.

(e)
As at 31 December 2005, as a result of the sale of this company in July 2005, the guarantee was cancelled and a new guarantee was issued in favor of the buyer amounting to Euro 666,666.

(f)
These companies belonging to the Lusomundo Media Group, which was disposed of during 2005.

        As at 31 December 2005, in addition to the financial obligations appearing on the balance sheet, the Company had assumed commitments in the ordinary course of business for the purchase of basic equipment for TV Cabo Portugal and content amounting to approximately Euro 29.7 million and Euro 64 million, respectively.

36.    Cash Flow Statement

        The consolidated Cash Flow Statement has been prepared in accordance with IAS 7. Significant transactions are summarized below:

36.1.     Cash receipts from financial investments

        The caption "Cash receipts resulting from financial investments" includes the following:

2005
Loans granted:
PT SGPS	77,000,000
Lusomundo Serviços	28,681,140
Mundifun	13,686

105,694,826

Disposal of financial investments:
Lusomundo Serviços	143,782,067
Other	3,200,811

146,982,878

252,677,704

36.2.     Cash receipts from dividends

        The caption "Cash receipts resulting from dividends" includes the following:

2005
Lisboa TV	906,861
Distodo	125,222

1,032,083

36.3.     Payments resulting from financial investments

        The caption "Payments resulting from financial investments" includes the following:

2005
Payments resulting from financial investments:
Distodo	1,200,000
Payments resulting from loans granted:
PT SGPS	80,000,000
Lusomundo Serviços	11,890,768
Mundifun	216,000

92,106,768

93,306,768

36.4.     Receipts from loans obtained

        The caption "Receipts resulting from loans obtained" includes the following:

2005
Loans obtained:
PT SGPS	134,951,029
Other	3,710,879

138,661,908

36.5.     Payments resulting from loans repaid

        The caption "Payments resulting from loans repaid" includes the following:

2005
Loans repaid
PT SGPS	202,208,290
Other	7,921,407

210,129,697

36.6.     Capital reduction, loans granted and other payments related to financing activities

        In 2005, the caption "Share capital reduction" refers to the acquisition of Treasury Shares and the physical settlement of the warrants, corresponding to an amount of Euro 50,493,051, which corresponds to 2,348,514 own shares (Note 34.3). The caption "Other" relates to the financial settlement of the warrants.

36.7.     Detail of cash and cash equivalents

        As at 31 December 2005 and 2005, the detail of cash and cash equivalents was as follows:

	2005	2004
Detail of cash and cash equivalents:
Cash	1,948,142	896,639
Bank deposits	39,421,074	26,920,140
Bank overdrafts	—	(14,030,682)
Cash equivalents	347,546	500,000

Cash and cash equivalents	41,716,762	14,286,097

        The balance of cash and cash equivalents at the end of 2004 differs from the beginning balance of 2005 due to the discontinued operations relating to the media business, as follows:

Balance as at 31 December 2004	14,286,097
Cash and cash equivalents of discontinued operations	12,018,457

Balance as at 1 January 2005	26,304,554

36.8.     Other

        The caption "Payments of Dividends" is related to the dividends paid by the Company to its shareholders and by Cabo TV Madeirense, Cabo TV Açoreana and Grafilme to their minority shareholders.

37.    Related Parties

        Balances and transactions between PT-Multimédia and the Group were eliminated in the consolidation process and are not disclosed in this note. Balances and transactions between Group and related companies were as follows:

	Sales and services rendered		Purchases and services obtained
					Interest expenses		Interest income
Transactions
	2005	2004	2005	2004	2005	2004	2005	2004
PT Comunicações	1,074,069	435,273	108,316,422	38,355,908	—	—	—	—
Portugal Telecom	347,580	—	1,077,737	164,291	367,582	34,131	1,921,687	2,246,595
TMN	177,515	381,905	1,741,768	1,176,672	—	—	—	—
PT Com	144,503	269,705	717,942	921,178	—	—	—	—
PT Contact	93,482	—	9,987,284	4,659,203	—	—	—	—
PT Pro	11,592	—	5,290,843	2,277,505	—	—	—	—
PT Prime	3,869	—	199,136	1,014,274	—	—	—	—
Empresa Recreios Artísticos	—	—	—	—	—	—	25,704	—
Octal	—	—	430,828	—	—	—	—	—
Lisboa TV	—	—	12,940,436	—	—	—	—	—
Wisdom Television	—	—	115,052	—	—	—	—	—
Cypress	—	—	435,328	—	—	—	—	—
PT SI	—	—	5,806,994	1,652,974	—	—	—	—
Other companies	43,827	1,506	200,316	19,858	—	—	—	—

	1,896,437	1,088,389	147,260,086	50,241,863	367,582	34,131	1,947,391	2,246,595

	Accounts receivables		Accounts payables		Loans obtained		Loans granted
Balances
	31.12.2005	31.12.2004	31.12.2005	31.12.2004	31.12.2005	31.12.2004	31.12.2005	31.12.2004
PT Comunicações	1,797,965	1,620,977	92,187,210	18,432,687	—	—	—	—
PT Com	1,575,833	1,467,432	5,322,784	5,265,379	—	—	—	—
PT Pro	1,277,286	592,795	6,760,090	1,095,459	—	—	—	—
Portugal Telecom	1,043,072	536,557	5,654,652	6,675,306	—	67,257,260	35,000,000	32,000,000
TMN	473,654	1,064,893	734,347	1,163,010	—	—	—	—
PT SI	418,048	350,553	8,418,952	8,642,544	—	—	—	—
PT Contact	121,663	25,879	4,010,101	1,217,003	—	—	—	—
PT Inovação, SA	82,978	14,638	85,234	86,839	—	—	—	—
PT Compras, SA	69,862	17,339	—	—	—	—	—	—
PT Prime	23,792	100,203	1,895,274	3,141,857	—	—	—	—
Empresa Recreios Artísticos	4,284	4,284	485,578	462,082	—	—	—	—
Lisboa TV	2,472	325	3,667,813	4,114,945	—	—	—	—
Distodo	—	—	417,117	—	—	—	—	—
Diverfun	—	173,761	—	—	—	—	—	—
Octal	—	—	9,229,737	—	—	—	—	—
Cypress	—	—	38,822	—	—	—	—	—
Wisdom Television	—	—	317,622	—	—	—	—	—
Other companies	60,811	166,128	120,071	301,960	—	—	—	—

	6,951,720	6,135,764	139,345,404	50,599,071	—	67,257,260	35,000,000	32,000,000

        The terms and conditions in agreements entered into between PT-Multimédia and related parties are substantially the same as those that would be reflected in agreements between independent entities in similar transactions.

        Sport TV was consolidated using the proportional method for purposes of presentation of the financial statements. The detail of assets and liabilities, as well as revenues and net income of Sport TV that was proportionally consolidated (50%) as at 31 December 2005 and 2004 was as follows:

	2005	2004
Current assets	40,669,044	27,436,085
Tangible Assets	1,879,868	2,006,322
Other non-current assets	11,262,517	21,950,039

Total assets	53,811,428	51,392,446

Current liabilities	18,245,069	13,913,961
Long-term debt	34,592,053	36,363,817
Other non current liabilities	974,306	1,114,668

Total liabilities	53,811,428	51,392,446

Revenues	10,962,901	6,246,269
Net Income	1,313,384	(1,125,404)

        In 2005 and 2004, the remuneration of members of the corporate bodies of PT Multimédia was as follows:

	2005	2004
Board of Directors(a)	1,232,039	1,211,177
Sole auditor	31,000	26,500

	1,263,039	1,237,677

(a)
In addition to the amounts indicated above, performance bonuses in the amount of Euro 440,000 and Euro 398,308 were granted to the executive board members in 2005 and 2004, respectively, relating to their performance in 2004 and 2003, respectively.

        The amounts listed in this note do include remuneration relative to non-executive administrators of PT-Multimédia who perform administrative functions in other companies in the Group and are remunerated by such companies.

38.    Legal claims

38.1.     Legal action TMDP

        Article 106 of Law #5/2004, February 10 (Electronic Communications Law) created, under article 13 of the Authorization Directive (Directive 2002/20/CE, March 7), the Taxa Municipal de Direitos de Passagem ("TMDP" Municipal Fee for Right of Way) as counterpart to the "laws and taxes relative to the implantation, passage and crossing over of systems, equipment and any other resources of companies who offer electronic communications services to the public in a fixed location, of public and private municipal domain". The basis for the TMDP assessment is "each invoice issued by the companies that offer networks and electronic communications services accessible to the public in a fixed location, for each of the final clients of the corresponding municipality", with the TMDP being determined in a maximum percentage base of 0.25% of the value of these invoices. Some cities, in spite of the approval of the TMDP, have maintained charges called Occupation Taxes, with others opting for maintaining the latter taxes in detriment to the approval of TMDP. PT-Multimédia, based on legal opinions about this issue, believes that TMDP is the only tax that can be charged as compensation for the rights referred to above, namely the right to installation. Therefore, it believes that Occupation Taxes of a public thoroughfare charged by cities are illegal. It should be pointed out that there was already an appeal decision involving a city that subscribed to PT-Multimédia's understanding, finding that it is not possible to overlap TMDP and Occupation Taxes of public thoroughfares.

38.2.     Regulatory proceedings

        Within the context of verifying compliance with standards and regulations applicable to the Portugal Telecom Group, PT-Multimédia's operations are subject to investigations and inspections by the Competition Authority, ANACOM and the European Commission.

        Currently, investigations are being conducted by the Competition Authority with respect to the activity of PT-Multimédia, TV Cabo and PT Contéudos for alleged practices of restricting competition. In case it is decided that PT-Multimédia did not comply with applicable laws and regulations, fees and penalties could be applied under current legislation. Until now, only a citation of illegality has been issued against PT-Multimédia and TV Cabo for alleged prohibited practices under article 4, Law #18/2003, June 11, relating to a "Partnership Agreement" entered into by PT-Multimédia, TV Cabo and SIC—Sociedade Independente da Comunicação, S.A. ("SIC") on March 27, 2000 within the context of a concentration that was the object of prior notice relating to the acquisition of Lisboa TV—Informação e Multimédia, S.A. by SIC. Based on advice of its counsel, PT-Multimédia believes that, in principle, these proceedings will not have materially significant consequences likely to affect its consolidated financial statements as of December 31, 2005.

39.    Subsequent Events

        On 9 January 2006, an agreement was executed among Lusomundo Audiovisuais and the companies Atalanta Filmes Sociedade de Distribuição de Filmes, Lda., Madragoa—Produção de Filmes, S.A., Filmargem, Sociedade de Produção de Filmes, Lda., CLAP—Produção de Filmes, Lda., GER—Grupo de Estudos e Realizações, Lda., Gemini Films SARL, and Paulo José Condeixa de Araújo Branco, through which Lusomundo Audovisuais purchased from the other parties their shares of all the works that comprise the Madragoa Catalog for Euro 6,000,000. According to the Promissory Agreement executed on December 30th, 2005, 1,500,000 Euros were paid on that date, with the remaining 3.500.000 Euros paid on the date of execution of the definitive agreement.

        On 13 January 2006, Lusomundo Audovisuais and the companies Madragoa—Produção de Filmes, S.A. and Atalanta Filmes Sociedade de Distribuição de Filmes, Lda. executed an agreement to sell to

Lusomundo Audovisuais, for 500,000 Euros, which have been already paid, their contractual position in the Filmes Tóbis Agreement.

40.    Application of International Financial Reporting Standards

        PT-Multimédia has adopted International Financial Reporting Standards ("IFRS") in 2005, and, in accordance with IFRS 1—"First-Time Adoption of International Financial Reporting Standards", has used 1 January 2004 to compute all transition adjustments. Before the adoption of IFRS, PT-Multimédia's consolidated financial statements were prepared in accordance with Portuguese generally accepted accounting principles (PGAAP). The adjustments to the financial statements recorded at 1 January 2004 were calculated retrospectively in accordance with IFRS 1.

40.1.     Main differences between IFRS and PGAAP

40.1.1.     Asset retirement obligation

        Under IFRS, the acquisition cost of tangible assets should include the net present value of any future dismantling or removal liabilities, if they can be reliably estimated and the cash outflow is likely to occur (Notes 3.g and 32). Under PGAAP, those liabilities should be recognised when the cost is incurred.

40.1.2.     Sale and lease-back transactions

        In the context of the development of its operations, the Group entered into Qualified Technological Equipment Transactions (Note 27) with respect to certain of its telecommunications equipment, and received up-front fees to enter in those transactions. Under IFRS, these transactions amounted to sale and lease-back transactions, and all gains obtained with the sale of the equipment should be recognised over the lease period, the assets should not be derecognised of the balance sheet and all special purpose vehicles ("SPV") should be consolidated by the entities that obtained the economic benefits of the transaction (Note 3.h.ix). Under PGAAP, gains were recognised in net income when obtained, and the SPVs were not consolidated due to the fact that PT-Multimédia does not hold the majority of their voting rights.

40.1.3.     Provisions for restructuring

        Under IFRS, provisions for restructuring can only be recognised when certain criteria are met, namely the existence of a plan approved by management, the ability to reasonably measure the obligation and the likelihood of a cash outflow, among others. Under PGAAP, the recognition of provisions is subject to criteria that depend on more judgment in recording provisions.

40.1.4.     Goodwill amortisation

        Under IFRS, goodwill recognised in the acquisition of financial investments is not amortised, being subject to periodic impairment tests (Note 2.a). Under PGAAP, goodwill is amortised through income, although also subject to periodic impairment tests. IFRS 1 established that the transition date for the application of this rule is 1 January 2004, requiring the reversal of any amortization recorded after that date.

40.1.5.     Purchase price allocation

        Under IFRS, the purchase price should be allocated to the fair value of the assets, liabilities and contingent liabilities acquired, and the remaining portion to goodwill (Note 2.a). PT-Multimédia used an exemption provided by IRFS 1 and has only applied this rule under IFRS 3 to business combinations entered into after 1 January 2004. Under PGAAP, PT-Multimédia did not allocate the purchase price to intangibles in accordance with the criteria established in IFRS, usually registering it as goodwill.

40.1.6.     Start-up and research and development expenses

        Under IFRS, start-up expenses are recognised when incurred. Under PGAAP, start-up expenses are recognised as an intangible asset and are amortised on a straight-line basis.

        Under IFRS, expenses related to the research phase should be recognised when incurred, and development expenses may be recognised as an intangible and amortised for a specified period if a future economic benefit from the project can be demonstrated (Note 3.d). Under PGAAP, research and development expenses are recognised as an intangible asset and are amortised on a straight line basis for a specified period, so long as the related project has materialized.

40.1.7.     Deferred costs

        Under IFRS, deferred costs related to training, marketing and publicity and maintenance and repairs are recognised when incurred. Under PGAAP, these costs can be recognised as an intangible asset and amortised on a straight line basis for a specified period, if any future benefit is expected to occur.

40.1.8.     Reclassifications

        Under IFRS, certain reclassifications were made to the financial statements under PGAAP. The major reclassifications were as follows:

  •
  Provisions for financial investments were deducted from the corresponding asset;

  •
  Provisions for tangible and intangible assets were deducted from the corresponding gross asset;

  •
  Investment subsidies not yet recognised in income were deducted from the carrying value of the corresponding tangible and intangible assets;

  •
  Goodwill generated in the acquisition of associated companies was included in investments in group companies (Note 24).

40.2.     Impacts

        The reconciliation between PGAAP and IFRS of shareholders' equity before minority interests as of 1 January and 31 December 2004 is shown net of effects on income tax and minority interests, as follows:

	1 January 2004	31 December 2004
Equity before minority interests according with Portuguese GAAP	391,511,313	488,747,135
Asset retirement obligations(1)	(1,082,175)	(1,232,790)
Sale and lease back transactions(2)	(1,031,728)	(854,860)
Provisions for restructuring(3)	10,850,538	7,367,541
Goodwill amortization(4)	—	14,722,390
Purchase accounting(5)	—	(1,382,916)
Start-up and research and development expenses(6)	(11,001,661)	(8,475,905)
Deferred costs(7)	(1,208,233)	(377,120)

	(3,473,259)	9,766,340
Impact of IFRS adjustments on minority interests	11,925	(402,050)

Adjustments net of minority interests	(3,461,334)	9,364,290

Equity excluding minority interest under IFRS	388,049,979	498,111,425

        The reconciliation between PGAAP and IFRS of net income attributable to the equity holders of the parent for the year ended 31 December 2004 is shown net of effects on income tax and minority interests, as follows:

2004
Net income according with Portuguese GAAP	110,083,957
Asset retirement obligation(1)	(150,615)
Sale and lease-back transactions(2)	176,868
Provisions for restructuring(3)	(3,482,996)
Goodwill amortization(4)	14,722,390
Purchase accounting(5)	(1,382,916)
Start-up and research and development expenses(6)	2,525,757
Deferred costs(7)	831,113

13,239,600
Impact of IFRS adjustments on minority interests	(413,975)

Adjustments net of minority interests	12,825,624

Net income under IFRS	122,909,582

        The reconciliation between PGAAP and IFRS of the balance sheets as of 1 January 2004 and 31 December 2004, is as follows:

	1 January 2004 (PGAAP)	IFRS Adjustments	1 January 2004 (IFRS)
Assets
Current assets	297,427,764	(80,995,159)	216,432,605
Investments in group companies	59,233,963	(28,546,528)	30,687,435
Intangible fixed assets	247,041,009	(15,191,153)	231,849,856
Tangible fixed assets	295,116,763	(35,957,508)	259,159,255
Deferred taxes	—	80,662,522	80,662,522
Other non-current assets	1,838,690	23,917,178	25,755,868

Total assets	900,658,189	(56,110,648)	844,547,541

Liabilities
Current liabilities	295,240,178	(16,579,920)	278,660,258
Accrued post-retirement liability	8,520,802	—	8,520,802
Other non-current liabilities	195,577,917	(36,057,469)	159,520,448

Total liabilities	499,338,897	(52,637,389)	446,701,508

Shareholder's equity
Equity before minority interests	391,511,313	(3,461,334)	388,049,979
Minority interests	9,807,979	(11,925)	9,796,054

Total shareholder's equity	401,319,292	(3,473,259)	397,846,033

Total liablities and shareholder's equity	900,658,189	(56,110,648)	844,547,541

	31 December 2004 (PGAAP)	IFRS Adjustments	31 December 2004 (IFRS)
Assets
Current assets	424,838,175	(161,985,523)	262,852,652
Investments in group companies	87,895,534	(39,904,394)	47,991,140
Other investments	—	1,277,047	1,277,047
Intangible fixed assets	350,606,059	(31,474,795)	319,131,264
Tangible fixed assets	309,541,727	(31,827,260)	277,714,467
Deferred taxes	—	165,191,581	165,191,581
Other non-current assets	24,218,750	20,606,088	44,824,838

Total Assets	1,197,100,245	(78,117,256)	1,118,982,989

Liabilities
Current liabilities	288,667,437	5,368,746	294,036,183
Accrued post-retirement liability	8,846,352	—	8,846,352
Deferred taxes	—	2,877,987	2,877,987
Other non-current liabilities	400,043,245	(96,130,329)	303,912,916

Total liabilities	697,557,034	(87,883,596)	609,673,438

Shareholders' equity
Equity before minority interests	488,747,135	9,364,290	498,111,425
Minority interests (Note 18)	10,796,076	402,050	11,198,126

Total shareholder's equity	499,543,211	9,766,340	509,309,551

Total liabilities and shareholder's equity	1,197,100,245	(78,117,257)	1,118,982,989

PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A.

Exhibits to the Consolidated Financial Statements

1.1.    Subsidiary Companies Included in the Consolidation

			Percentage of Ownership
Company
	Head Office	Activity	Direct	Effective	Effective
			12/31/2005	12/31/2005	12/31/2004
Parent company
PT-Multimédia (parent company)	Lisbon	Management of investments in the multimedia business
Pay TV
PT Televisão por Cabo, SGPS, SA. ("PT TV Cabo")	Lisbon	Management of investment in television by cable market.	PT-Multimedia (100%)	100.00%	100.00%
TV Cabo Portugal ("TV cabo Portugal")	Lisbon	Distribution of television by cable and satellite, conception, realization, production and broadcasting of television and programs, operation of telecommunications services.	PT Televisão Por Cabo (100%)	100.00%	100.00%
PT Conteúdos—Activ. de Televisão Produção de Conteúdos, SA ("PT Conteúdos")	Lisbon	Production and sale of television programs and advertising management.	PT Televisão Cabo (100%)	100.00%	100.00%
Premium TV Portugal, S.A. ("Premium TV")(a)	Lisbon	Development and promotion of "pay-TV" and multimedia services, including licensing of ConteTV programs	PT Conteúdos (100.00%)	100.00%	100.00%
Cabo TV Açoreana, S.A. ("Cabo TV Açoreana")	Ponta Delgada	Distribution of television signals by cable and satellite in the Azores area.	TV Cabo Portugal (83.82%)	83.82%	83.82%
Cabo TV Madeirense, S.A. ("Cabo TV Madeirense")	Funchal	Distribution of television signals by cable and satellite in the Madeira area.	TV Cabo Portugal (69.00%)	69.00%	69.00%
Audiovisuals
Lusomundo Audiovisuais ("Lusomundo Audiovisuais")	Lisbon	Import, distribution, commercialization and production of audiovisual products	PT-Multimedia (100%)	100.00%	100.00%
Lusomundo Cinemas ("Lusomundo Cinemas")	Lisbon	Cinematic exhibition.	PT-Multimedia (100%)	100.00%	100.00%
Lusomundo Moçambique, Lda. ("Lusomundo Moçambique")	Maputo	Cinematic exhibition.	Lusomundo Cinemas (100%)	100.00%	100.00%
Lusomundo España, SL ("Lusomundo España")	Madrid	Management of investments relating to activities in Spain in the audiovisuals business.	PT-Multimedia (100%)	100.00%	100.00%

Grafilme—Sociedade Impressora de Legendas, Lda. ("Grafilme")	Lisbon	Providing services on audiovisual subtitling.	Lusomundo Audiovisuais (55.56%)	55.56%	55.56%
Media(a)
Lusomundo Serviços, SGPS, S.A. ("Lusomundo Serviços")	Lisbon	Management of investments	PT-Multimedia (100%)	—	100.00%
Notícias Direct—Distribuição ao Domicílio, Lda. ("Notícias Direct")	Lisbon	Home delivery of publications and other services	Lusomundo Serviços (100%)	—	100.00%
Lusomundo Media SGPS, S.A. ("Lusomundo Media")	Lisbon	Management of investments	Lusomundo Serviços (74.97%)	—	74.97%
Global Noticias Publicações, SA ("Global Notícias")	Oporto	Newspaper edition and publication	Lusomundo Media (99.72%)	—	74.76%
Ocasião—Edições Periódicas, Lda. ("Ocasião")	Almada	Newspaper edition and publication	Global Notícias (99.98%) Lusomu7ndo Media (0.017%)	—	74.76%
Naveprinter—Indústria Gráfica do Norte, S.A. ("Naveprinter")	Oporto	Providing services on publishing and graphic art.	Global Notícias (90.98%)	—	68.01%
Açormédia—Comunicação Multimedia e Edição de Publicações, S.A. ("Açormédia")	Ponta Delgada	Providing services on edition of publications, audiovisual communication, multimedia services and edition of books.	Lusomundo Media (90.00%)	—	67.47%
Rádio Notícias—Produções e Publicidade, S.A. ("Rádio Notícias")	Lisbon	Developing activities on production of radio broadcast programs, including publicity products.	Lusomundo Media (67.71%) Noticias (15.00%)	Global	61.97%
Radiopress—Comunicação e Radiodifusão, Lda. ("Radiopress")	Oporto	Activities on radio broadcasting, edition and commercialization of records, and other kind of audiovisual material	Radio Noticias (100%)	—	61.97%
RJN—Rádio Jornal do Norte, Lda.	Oporto	Developing activities on production of radio broadcast programs, including publicity products.	Radio Noticias (100%)	—	61.97%

TSF—Radio Jornal de Lisboa, Lda. ("TSF")	Lisbon	Radio broadcasting including production of programs and publicity products.	Radio Noticias (100%)	—	61.97%
Jornal do Fundão Editora, Lda.	Fundão	Newspaper edition and publication	Lusomundo Media (51.34%)	—	38.49%
Other segments
Lusomundo Editores, LDA ("Lusomumdo Editores")	Lisbon	Movies distribution.	PT-Multimedia (100%)	100.00%	100.00%
Lusomundo—Sociedade de investimentos imobiliários SGPS, SA ("Lusomundo SII")	Lisbon	Management of Real Estate.	PT- Multimedia (99.87%)	99.87%	99.87%
Empracine—Empresa Promotora de Actividades Cinematográficas, Lda. ("Empracine")	Lisbon	Developing activities on movies exhibition.	Lusomundo SII (100%)	99.87%	99.87%
Lusomundo Imobiliária 2, S.A. ("Lusomundo Imobiliária 2")	Lisbon	Management of Real Estate.	Lusomundo SII (99.80%)	99.68%	99.68%

(a)
These companies were sold during 2005 as part of the sale of the media business.

1.2.    Associated Companies

			Percentage of Ownership
Company
	Head Office	Activity	Direct	Effective	Effective
			12/31/2005	12/31/2005	12/31/2004
Diverfun—Centros de Recreio, S.A. ("Diverfun")(e)	Lisbon	Establishment and management of entertainment spaces.		—	100.00%
Empresa de Recreios Artísticos, Lda. (Empresa de Recreios Artísticos")(a)	Lisbon	Cinematic exhibition	PT- Multimédia (4.03%) Lusomundo SII (87.90%)	91.82%	91.82%
Mundifun—Centros de Recreio, Lda. ("Mundifun")(e)	Lisbon	Establishment and management of entertainment spaces		—	33.33%
Distodo—Distribuição e Logística, Lda. ("Distodo")(b)	Lisbon	Stocking, sale and distribution of audiovisual material.	Lusomundo Audiovisuais (50.00%)	50.00%	50.00%
Lisboa TV—Informação e Multimédia, S.A. ("Lisboa TV")	Lisbon	Television operations, notably production and commercialization of programs and publicity.	PT Conteúdos (40.00%)	40.00%	40.00%
Warner Lusomundo Sogecable Cines de España, S.A. ("Warner Lusomundo España")(c)	Madrid	Management of entertainment activities.			33.33%
Octal TV, S.A. ("Octal")	Lisbon	Development, commercialization, training and consultancy in systems for interactive and broad band television.	PT-Multimédia (20%)	20.00%	20.00%
SGPICE—Sociedade de Gestão de Portais de Internet e Consultoria a Empresas, S.A. ("Pme Link")(d)	Lisbon	Developing activities providing global products and services for internet support.	PT-Multimédia (11.11%)	11.11%	11.11%
Grande Reportagem—Sociedade Editora, Lda. ("Grande Reportagem")	Lisbon	Edition, commercialization, distribution and import/export of both periodical and non-periodical publications.		—	74.97%
Radio Comercial dos Açores, Lda ("Rádio Comercial dos Açores")	Ponta Delgada	Radio broadcasting and communication		—	67.47%

Rádio Canal Aberto, Lda. ("Rádio Canal Aberto")	Ponta Delgada	Radio broadcasting and communication activities.	—	53.98%
Empresa Gráfica Funchalense, S.A. ("Gráfica Funchalense")	Lisbon	Services provider of graphic art namely typography, lithography, plasticizing, book binding, photocomposition and offset.	—	50.00%
24 Horas, INC	Newark	Edition of publications	—	38.13%
Vasp—Sociedade de Transportes e Distribuições, Lda. ("Vasp")	Sintra	Providing distribution services of publications and other products.	—	33.33%
Empresa do Diário de Notícias do Funchal, Lda. ("Diário de Notícias do Funchal")	Funchal	Publications production and commercialization.	—	29.99%
Lusa—Agência de Notícias de Portugal, S.A. ("Lusa")	Lisbon	News agency	—	23.35%

(a)
This company was excluded from full consolidation with the intention of PT-Multimédia proceeding with its liquidation, as it is not active. Nonetheless, financial participation was recorded using the equity method. If the company had been fully consolidated, its impact on consolidated financial statements would not have been significant.

(b)
In 2005, Lusomundo Serviços disposed of its participation in this company to Lusomundo Audiovisuais.

(c)
This company was disposed of in July 2005.

(d)
The financial investment in Pme Link is recorded using the equity method, since the Portugal Telecom Group holds an aggregate of 33.33% of the company's capital.

(e)
These companies were liquidated in December 2005.

(f)
These companies were disposed of in 2005 in the context of the media sale.

1.3.    Jointly Controlled Companies

			Percentage of ownership
Company
	Headquarters	Main Activity	Direct	Effective	Effective
			12/31/2005	12/31/2005	12/31/2004
Sport TV Portugal, S.A. ("Sport TV")	Lisbon	Conception, production, realization and commercialization of sports programs for telebroadcasting, purchase and resale of the rights to broadcast sports programs for television and provision of publicity services	PT Contetudos (50%)	50.00%	50.00%

1.4.    Equity Method Companies

			Percentage of ownership
Company
	Head Office	Activity	Direct	Effective	Effective
			12/31/2005	12/31/2005	12/31/2004
PT-Multimédia—Serviços de Apoio à Gestão, S.A.(e)	Lisbon	Provision of support services to companies or groups of companies	PT-Multimédia (100%)	100.00%	100.00%
Empresa Cine Mourense, Lda.(a)	Moura	Cinematic exhibition	PT-Multimédia (99.46%)	99.46%	99.46%
Hotel Video—Prestação de Serviços, Lda.(a)	Lisbon	Installation and management of systems for diffusing videos in hotels and similar locations	PT-Multimédia (60.00%)	60.00%	60.00%
Canal 20 TV, S.A.(a)	Madrid	Distribution of televised products	PT-Multimédia (50.00%)	50.00%	50.00%
Socofil—Sociedade Comercial de Armazenamento e Expedição de Filmes, Lda.(a)	Lisbon	Distribution, exhibition, import and management of cinematography products and organization and management of spectacles	PT-Multimédia (45.00%)	45.00%	45.00%
Hispormédica—Material de Cirurgia e Medicina, Lda.(a)	Lisbon	Distribution of hospital, orthopedic, pharmaceutical and optical material	PT-Multimédia (40.00%)	40.00%	40.00%
Turismo da Samba (Tusal), SARL(a)	Luanda	n/d	PT-Multimédia (30.00%)	30.00%	30.00%
Filmes Mundáfrica, SARL(a)	Luanda	Cinematic exhibition	PT-Multimédia (23.91%)	23.91%	23.91%
Gesgráfica—Projectos Gráficos, Lda.	Oporto	Graphic production	Empresa Recreios Artísticos (20.00%)	18.36%	18.36%
Companhia de Pesca e Comércio de Angola (Cosal), SARL(a)	Luanda	n/d	PT-Multimédia (15.78%)	15.76%	15.76%
Caixanet—Telecomunicações e Telemática, S.A.	Lisbon	Telecommunication services	PT-Multimédia (5.00%)	5.00%	5.00%
Apor—Agência para a Modernização do Porto	Oporto	Development of modernizing projects in Oporto	PT-Multimédia (3.30%)	2.04%	2.04%
Cypress Entertainment Group, Inc ("Cypress")	Delaware	Movie production	Lusomundo Audiovisuais (2.02%)	2.02%	2.02%
Spyglass Entertainment Group, LLC	Burbank	Movie production	Lusomundo Audiovisuais (2.09%)	2.00%	2.00%

Lusitânea Vida—Companhia de Seguros, S.A ("Lusitânia Seguros")	Lisbon	Insurance services	PT-Multimédia (0.06%)	0.06%	0.06%
Lusitânea Vida—Companhia de Seguros, S.A ("Lusitânia Seguros")	Lisbon	Insurance services	PT-Multimédia (0.04%)	0.04%	0.04%
NP—Notícias de Portugal, CRL ("Notícias de Portugal")	Lisbon	News agency	Global Notícias (13.8%) Açormédia (3.45%) TSF (3.45%)	14.78%	14.78%
Publicultura—Sociedade de Informação e Cultura, S.A.	Lisbon	Cultural and social communication projects	Global Noticias (5.00%)	4.04%	4.04%

(a)
The investment in these companies are fully provisioned.

(b)
These companies were sold following the disposal of the investment in Lusomundo Media in 2005.

(c)
These companies were liquidated in 2005.

(d)
This company was judicially dissolved.

(e)
Companies without activity.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Translation of a report originally issued in Portuguese)

Introduction

1.
Pursuant to the dispositions of article 245 of Portuguese Securities Market Code we hereby present our Auditors' Report on the consolidated financial information contained in the Board of Directors' Report and the consolidated financial statements of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("the Company") for the year ended 31 December 2006, which comprise the consolidated balance sheet that presents a total of 975,177,550 Euros and shareholders' equity of 424,064,832 Euros, including a net profit attributable to the shareholders of the Company of 71,147,006 Euros, the consolidated statements of profit and loss by nature, of cash flows and changes in shareholders' equity for the year then ended and the corresponding notes.

Responsibilities

2.
The Company's Board of Directors is responsible for: (i) the preparation of consolidated financial statements that present a true and fair view of the financial position of the companies included in the consolidation, the consolidated results of their operations, the consolidated cash flows; (ii) the preparation of historical financial information in accordance with International Financial Reporting Standards as adopted in the European Union, which is complete, true, timely, clear, objective, and licit, as required by the Portuguese Securities Market Code; (iii) the adoption of adequate accounting policies and criteria and the maintenance of appropriate system of internal control; and (iv) the disclosure of any significant facts that have influenced the operations of the companies included in the consolidation, their financial position and results of operations.

3.
Our responsibility is to audit the financial information contained in the accounting documents referred to above, including verifying that, in all material respects, the information is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code, and to issue a professional and independent report based on our work.

Scope

4.
Our audit was performed in accordance with the Auditing Standards ("Normas Técnicas e as Directrizes de Revisão/Auditoria") issued by the Portuguese Institute of Statutory Auditors ("Ordem dos Revisores Oficiais de Contas"), which require the audit to be planned and performed with the objective of obtaining reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes verifying, on a sample basis, evidence supporting the amounts and disclosures in the consolidated financial statements and assessing the significant estimates, based on judgments and criteria defined by the Board of Directors, used in their preparation. An audit also includes verifying the consolidation procedures and that the financial statements of the companies included in the consolidation have been appropriately audited, assessing the adequacy of the accounting policies used, their uniform application and their disclosure, taking into consideration the circumstances, verifying the applicability of the going concern concept, verifying the adequacy of the overall presentation of the consolidated financial statements and assessing if, in all material respects, the consolidated financial information is complete, true, timely, clear, objective and licit. An audit also includes verifying that the consolidated financial information included in the Board of Directors' Report is consistent with the consolidated financial statements. We believe that our audit provides a reasonable basis for expressing our opinion.

Opinion

5.
In our opinion, the consolidated financial statements referred to in paragraph 1, present fairly in all material respects, the consolidated financial position of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. as of 31 December 2006 and the consolidated results of its operations, its consolidated cash flows and changes in shareholders' equity for the year then ended, in conformity with International Financial Reporting Standards as adopted in the European Union and the financial information contained therein is, in terms of the definitions included in the auditing standards referred to in paragraph 4, complete, true, timely, clear, objective and licit.

Lisbon, 22 March 2007

/s/ DELOITTE & ASSOCIADOS, SROC S.A.
Represented by Manuel Maria Reis Boto

PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A.

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS
FOR THE YEARS ENDED 31 DECEMBER 2006 AND 2005
(Amounts stated in Euros)

	Notes	2006	2005
CONTINUED OPERATIONS
REVENUES:
Services rendered	6	621,135,411	582,906,275
Sales	6	35,796,233	34,095,138
Other revenues	6	9,551,226	11,452,940

		666,482,870	628,454,353

COSTS, EXPENSES, LOSSES AND INCOME:
Wages and salaries	7	39,975,868	43,917,989
Direct costs	8	203,037,771	201,336,349
Costs of products sold	9	16,808,161	13,199,148
Marketing and publicity		18,310,892	20,295,907
Support services	10	54,232,116	40,317,922
Supplies and external services	10	108,136,065	103,392,846
Indirect taxes		1,340,233	800,841
Provisions and adjustments	34	13,557,318	9,902,107
Depreciation and amortisation	28 and 29	102,502,152	61,919,611
Curtailment costs, net		1,340,634	—
Losses on disposals of fixed assets, net		443,305	70,599
Other costs, net	12	(4,139,876)	(1,675,949)

		555,544,639	493,477,370

Income before financial results and taxes		110,938,231	134,976,983
Net interest expense		8,360,958	6,143,383
Net foreign currency exchange losses/(gains)		(423,917)	688,080
Net losses/(gains) on financial assets		3,517	(737)
Equity in earnings of affiliated companies	13	(365,944)	(3,539,915)
Net other financial expenses		180,839	(2,488,436)

		7,755,453	802,375

Income before taxes		103,182,778	134,174,608
Minus: Income taxes	14	(29,051,689)	(35,183,210)

Net income from continued operations		74,131,089	98,991,398
DISCONTINUED OPERATIONS
Net income from discontinued operations	15	—	14,050,473

NET INCOME		74,131,089	113,041,871

Attributable to:
Minority interests	16	2,984,083	1,372,111
Equity holders of the parent	18	71,147,006	111,669,760
Earnings per share from total operations
Basic	18	0.23	0.36
Diluted	18	0.23	0.36
The accompanying notes form an integral part of these financial statements.

PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A.

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2006 AND 2005
(Amounts stated in Euros)

	Notes	2006	2005
ASSETS
Current Assets
Cash and cash equivalents	19	38,828,011	76,716,762
Accounts receivable—trade	20	105,456,464	89,532,846
Accounts receivable—other	21	56,067,915	46,838,205
Inventories	22	14,907,649	18,955,083
Taxes receivable	23	12,454,494	10,868,168
Prepaid expenses	24	29,653,015	28,025,960
Other current assets	25	2,678,161	2,055,544

Total current assets		260,045,709	272,992,568

Non-Current Assets
Accounts receivable—Other	21	9,768,750	14,843,750
Investments in group companies	26	18,308,648	24,729,863
Other investments	27	30,867	30,867
Intangible assets	28	283,615,597	294,402,974
Tangible assets	29	297,282,365	259,775,039
Deferred taxes	14	89,118,029	114,891,618
Other non-current assets	25	17,007,585	19,134,216

Total non-current assets		715,131,841	727,808,327

Total assets		975,177,550	1,000,800,895

LIABILITIES
Current Liabilities
Short-term debt	30	91,655,758	44,229,716
Accounts payable—trade	31	158,794,138	160,518,144
Accounts payable—other	31	29,048,207	27,879,697
Accrued expenses	32	50,999,975	43,794,775
Defered income	33	1,620,232	7,538,826
Taxes payable	23	13,406,011	8,446,620
Current provisions	34	7,703,066	41,798,744
Other current liabilities	35	2,126,631	2,055,544

Total current liabilities		355,354,018	336,262,066

Non-Current Liabilities
Medium and long-term debt	30	173,964,086	203,082,651
Accounts payable—other		56,452	33,628
Non-current provisions	34	4,701,407	3,580,091
Defered taxes	14	29,169	33,282
Other non-current liabilities	35	17,007,586	19,134,217

Total non-current liabilities		195,758,700	225,863,869

Total liabilities		551,112,718	562,125,935

SHAREHOLDERS' EQUITY
Share capital	36	30,909,683	77,274,207
Capital issued premium	36	—	159,288,231
Treasury shares	36	(9,001,900)	(8,520,000)
Legal reserve	36	128,386	7,039,998
Reserve for treasury shares	36	246,543,677	1,983,104
Accumulated earnings		146,058,208	192,055,109

Equity excluding minority interests		414,638,054	429,120,649
Minority interests	16	9,426,778	9,554,311

Total equity		424,064,832	438,674,960

Total liabilitiesand shareholders' equity		975,177,550	1,000,800,895

The accompanying notes form an integral part of these financial statements.

PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED 31 DECEMBER 2006 AND 2005

(Amounts stated in Euros)

	Share capital	Capital issued premium	Treasury shares	Legal reserve	Reserve for treasury shares	Accumulated earnings	Minority interests	Total equity
Balance as at 31 December 2004	78,448,464	159,288,231	—	1,535,803	7,397,370	251,441,557	11,198,126	509,309,551

Acquisitions of treasury shares (i)	—	—	(8,520,000)	—	—	—	—	(8,520,000)
Financial exercise of put warrants (ii)	(1,174,257)	—	—	—	(5,414,266)	(88,277,806)	—	(94,866,329)
Earnings allocation	—	—	—	5,504,195	—	(82,778,402)	—	(77,274,207)
Income recorded in the profit and loss statement	—	—	—	—	—	111,669,760	1,372,111	113,041,871
Other	—	—	—	—	—	—	(3,015,926)	(3,015,926)

Balance as at 31 December 2005	77,274,207	159,288,231	(8,520,000)	7,039,998	1,983,104	192,055,109	9,554,311	438,674,960

Earnings allocation (Note 17)	—	—	—	5,720,124	—	(90,721,751)	—	(85,001,627)
Acquisitions of treasury shares (i)	—	—	(481,900)	—	—	—	—	(481,900)
Capital increase (iii)	173,094,224	(159,288,231)	—	(12,631,736)	(1,174,257)	—	—	—
Capital reduction (iii)	(219,458,748)	—	—	—	219,458,748	—	—	—
Earnings from associated companies	—	—	—	—	25,819,670	(25,819,670)	—	—
Income recorded in the profit and loss statement	—	—	—	—	—	71,147,006	2,984,083	74,131,089
Other adjustments	—	—	—	—	456,412	(602,486)	(3,111,616)	(3,257,690)

Balance as at 30 June 2006	30,909,683	—	(9,001,900)	128,386	246,543,677	146,058,208	9,426,778	424,064,832

(i)
In 2005, PT Multimédia contracted equity swaps on 925,000 of its own shares totalling Euro 8,520,000. In accordance with IFRS (IAS 32), the equity swaps are recognised as an effective acquisition of treasury shares, requiring the recognition of a corresponding financial liability. In 2006 this contract was renegotiated to a new amount of Euro 9,001,900.

(ii)
In 2005, PT Multimedia issued put warrants to its shareholders, through the distribution to the shareholders of Euro 94,866,329 in (1) put warrants financially settlement in the amount of Euro 44,441,968; and (2) physical settlement in the amount of Euro 50,424,361, through the sale of PT Multimedia's shares.

(iii)
On 12 May 2006, PT Multimedia approved a share capital increase of Euro 173,094,224, through incorporation of capital issued premiums, legal reserves and reserves for treasury shares of Euro 159,288,231, Euro 12,631,736 and Euro 1,174,257, respectivatily. On 13 September 2006, a PT Multimedia approved a share capital reduction of Euro 219,458,748 through the transfer of other reserves.

The accompanying notes form an integral part of these financial statements

PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED 31 DECEMBER 2006 AND 2005

(Amounts stated in Euros)

	Notes	2006	2005
OPERATING ACTIVITIES
Collections from clients		755,138,649	752,062,986
Payments to suppliers		(486,697,923)	(465,364,264)
Payments to employees		(38,734,380)	(42,691,699)
Payments relating to income taxes		(2,689,546)	(4,234,122)
Other net payments relating to operating activities		(32,882,287)	(21,086,531)

Cash flow from operating activities(1)		194,134,513	218,686,370

INVESTING ACTIVITIES
Cash receipts resulting from:
Financial investments	38.1	4,460,469	252,677,704
Tangible assets		641,268	253,569
Interest and related income		1,990,730	8,319,428
Dividends	38.2	1,843,062	1,032,083
Other		358,909	72,732

		9,294,438	262,355,516

Payments resulting from:
Financial investments	38.3	(1,862,172)	(58,306,768)
Tangible assets		(115,925,107)	(100,789,166)
Intangible assets		(13,902,101)	(10,598,135)

		(131,689,380)	(169,694,069)

Cash flow from investing activities(2)		(122,394,941)	92,661,447

FINANCING ACTIVITIES:
Cash receipts resulting from:
Loans obtained	38.4	35,014,516	138,661,908
Subsidies		2,714,960	1,908,592

		37,729,477	140,570,500

Payments resulting from:
Loans repaid	38.5	(8,459,559)	(210,129,697)
Lease rentals (principal)		(41,392,959)	(6,199,713)
Interest and related expenses		(10,146,171)	(11,152,096)
Dividends		(87,356,166)	(79,166,717)
Share capital reduction		—	(94,935,059)
Other		—	5,427

		(147,354,856)	(401,577,855)

Cash flow from financing activities(3)		(109,625,379)	(261,007,355)

Change in cash and cash equivalents (4)=(1)+(2)+(3)		(37,885,808)	50,340,462
Change in cash and cash equivalents of discontinued operations		(2,943)	71,746
Cash and cash equivalents at the beginning of the period	38.6	76,716,762	26,304,554

Cash and cash equivalents at the end of the period		38,828,011	76,716,762

The accompanying notes form an integral part of these financial statements

PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A.

Notes to the Consolidated Financial Statements

(Amounts stated in Euros)

1.    Introduction

        PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT Multimédia" or "the Company") was formed by Portugal Telecom, SGPS, S.A. ("Portugal Telecom") on 15 July 1999 for the purpose of developing the multimedia business. Currently, the multimedia business undertaken by PT Multimédia and its subsidiaries ("Group" or "PT Multimédia Group") includes cable and satellite television services, the distribution and sale of DVDs, cinema exhibition and film distribution. PT Multimedia produces premium movie channels for its pay TV platform, which channels are also sold to other interested cable television distributors.

        Cable and satellite television services are rendered by CATVP—TV Cabo Portugal, S.A. ("TV Cabo Portugal") and its subsidiaries. TV Cabo was created on 3 November 1992 and began its activities on 29 July 1993, which include: a) cable and satellite television; b) electronic communications services, including data and multimedia communications services; and c) consulting, advisory and other services directly or indirectly related to the activities mentioned above.

        In 2004, Law 5/2004 (Electronic Communications Law) was approved, which sets forth the regime for electronic communications networks and services, and revokes Law 91/97, Decree Law no. 381-A/97 and Decree Law 241/97, among others. In accordance with the Electronic Communications Law, which substantially changed the system under which TV Cabo Portugal and its subsidiaries operate, a general authorization system is now in effect whereby companies desiring to furnish electronic communication networks and services must simply provide the National Communications Authority ("ANACOM") with a brief description of the network or service they seek to start up and the commencement date thereof. ANACOM then issues a statement confirming this notification and describing in detail the rights concerning access, interconnection and installation of resources. As a follow-up to this new Law, ANACOM will publish regulations for implementing the Electronic Communications Law, as well as making any changes and adaptations to registers, licenses and authorizations issued pursuant to the Law, as is the case with TV Cabo Portugal and its subsidiaries.

        The Electronic Communications Law does not set limits for exercising activities, nor rules for reversion of assets, as was the case with the previous legal provisions with regard to cable network operator activities.

        PT Conteúdos—Actividade de Televisão e de Produção de Conteúdos, S.A. ("PT Conteúdos"), whose main activities involve television operations and content production, currently produces the Premium movie channels, distributed through the channels of TV Cabo Portugal and its subsidiaries, and also manages the advertising slots for some of these channels.

        Lusomundo Audiovisuais, S.A. ("Lusomundo Audiovisuais") and Lusomundo Cinemas, S.A. ("Lusomundo Cinemas"), and its subsidiaries undertake their activities in the area of audiovisuals, which includes the distribution and sale of DVDs, film distribution and cinema exhibition.

        The shares of PT Multimédia are traded on the Euronext Lisbon Stock Exchange and, as at 31 December 2006, a total of 180,609,700 shares, corresponding to 58.43% of the share capital of the company, are owned by Portugal Telecom, SGPS, S.A..

        The notes here in follow the order in which the items are presented in the consolidated financial statements.

        The consolidated financial statements for the year ended 31 December 2006 were approved by the Board of Directors and authorized for issue on 19 March 2007.

2.    Basis of presentation

        The consolidated financial statements are presented in Euros, which is the currency of the majority of the Group's operations. Financial statements of foreign subsidiaries are translated into Euros according to the accounting principles described in Note 3.

        The consolidated financial statements of PT Multimédia are prepared under International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"), including all interpretations of the International Financial Reporting Interpretation Committee ("IFRIC") that were in effect on the date of approval of the financial statements. For PT Multimedia, there are no differences between IFRS as adopted by the European Union and IFRS published by the International Accounting Standards Board.

        The consolidated financial statements were prepared assuming the continuity of the operations, based on accounting records of all subsidiaries included in the consolidation (Exhibit I.1).

        The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions based on the best information possible as of the date of preparation of the financial statements (Note 3).

a)  Consolidation principles

Controlled entities

        PT Multimédia has fully consolidated the financial statements of all controlled entities. Control is achieved where the Group has the majority of the voting rights at the General Meeting of Shareholders, directly or indirectly, or has the power to determine the financial and operating policies of an entity. In any case, where the group does not have a direct interest in the capital of the entity but in substance controls the entity, the financial statements of the entity are fully consolidated. Entities that fall in these categories are indicated in Exhibit I.1.

        The interest of any third party in the shareholders' equity and net income of fully consolidated companies is presented separately in the consolidated balance sheet and consolidated income statement under the caption "Minority interests" (Note 16). Losses applicable to the minorities in excess of the minority's interest in the subsidiary's equity are allocated against the interest of the Group, except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses. If the controlled entity later reports profits, the Company appropriates the profits to the extent of the losses attributable to minority interests that were previously absorbed by the Group.

        From 1 January 2004, assets, liabilities and contingent liabilities of an acquired subsidiary are measured at fair value at the acquisition date. Any excess of the purchase price costs over the fair value of identifiable net assets is recognised as goodwill. If the purchase price is lower than the fair value of identifiable net assets acquired, the difference is recognised as a gain in the net income for the period the acquisition occurs. Minority interests are presented proportionally to the fair value of identifiable net assets and liabilities.

        The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of profit and loss from the effective date of the acquisition or up to the effective date of disposal, as appropriate.

        All intra-group transactions and balances are eliminated in the consolidation process. Gains obtained in intra-group sales of affiliated companies are also eliminated on the consolidation process.

        Where necessary, adjustments are made to the financial statements of subsidiaries to adjust their accounting policies in line with those adopted by the Group.

Interests in joint ventures

        PT Multimédia has proportionally consolidated the financial statements of jointly controlled entities beginning on the date the joint control is effective. Under this method, assets, liabilities, income and expenses of the entity are added, on a proportional basis, to the corresponding consolidated caption. Financial investments are classified as jointly controlled entities if the joint control agreement clearly demonstrates the existence of joint control.

        All transactions and balances with jointly controlled entities are eliminated to the extent of the Group's interest in the joint venture.

Investments in associates

        An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in decisions relating to the financial and operating policies of the entity, but not control or joint control.

        Any excess of the cost of acquisition over the Group's share of the fair value of the identifiable net assets of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed annually for impairment. If the acquisition cost is lower than the fair value of identifiable net assets, the difference is recognised as a gain in the net income for the period the acquisition occurs.

        Financial investments in associated companies are accounted for under the equity method (Exhibit I.2). Under this method, investments in associated companies are carried in the consolidated balance sheet at cost, adjusted periodically for the Group's share in the results of the associated company, recorded as part of financial results and other changes recorded against net assets acquired. In addition, financial investments are adjusted for any impairment losses that may occur.

        Losses in associated companies in excess of the cost of acquisition are not recognised, except where the Group has assumed any commitment to cover those losses.

        Dividends received from associated companies are recognised as a reduction in the value of financial investments.

Non-current assets held for sale

        Non-current assets (or discontinued operations) are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when: (1) the sale is highly probable and the asset is available for immediate sale in its present condition; (2) management has assumed a commitment to the sale; and (3) the sale is expected to be completed within 12 months. Non-current assets classified as held for sale are measured at the lower of the assets' previous carrying amounts and the fair value less costs to sell.

Goodwill

        Goodwill represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of acquisition, in accordance with IFRS 3. Pursuant to the exemption provided in IFRS 1, the Group used the provisions of IFRS 3 only for acquisitions that occurred after 1 January 2004. Goodwill related to acquisitions made before 1 January 2004 was recorded at its carrying amount as of that date, rather than being recalculated in accordance with IFRS 3, and is subject to annual impairment tests thereafter.

        Goodwill is recorded as an asset and included under the captions "Intangible assets" (Note 28), in the case of a subsidiary or jointly controlled entity, or under "Investment in group companies" (Note 26) in the case of an associated company. Goodwill is not amortised but is tested for impairment on an annual basis or whenever there are indications of a loss of value. Any impairment is recorded immediately as an expense in the income statement in the period it occurs and cannot be reversed in a subsequent period.

        On disposal of a subsidiary, jointly controlled entity or associate, the goodwill allocated to that investment is included in the determination of the gain or loss on disposal.

b)  Changes in the consolidated Group

        There were no relevant changes in the Consolidated Group.

3.    Summary of Significant Accounting Policies, Judgments and Estimates

a)  Balance sheet classification

        Assets to be realized and liabilities to be settled within one year from the date of the balance sheet are classified as current assets and liabilities, respectively.

b)  Inventories

        Inventories basically comprise terminal equipment (cable Tv and internet access) and DVD's (audiovisuals business), are stated at average acquisition cost. An adjustment to the carrying value of inventories is recognised when, due to technological obsolescence, use of inventory is no longer foreseen or when the net realizable value is lower than the average cost, through the net income of the period the loss occurs, under the caption "Cost of products sold".

c)  Sport exhibition rights

        Sport exhibition rights, for the broadcast of Sporting events to take place in the period of one year, are stated at acquisition cost, under the caption "Deferred Cost". These costs are recognised when the service is rendered.

d)  Distribution rights to audiovisual content

        Films' distribution costs acquired by Lusomundo Audiovisuais, are recognised as occurs the respective uses weighed with the maximum stated period of exploration of respective contracts. Advance payments made to the content producers are recognised in "Advances to suppliers" until the premiere of the movie. These amounts are reclassified to "Deferred costs"

e)  Tangible assets

        Tangible assets are stated at acquisition, net of accumulated depreciation, accumulated impairment losses, and investment subsidies, where applicable. Acquisition cost includes, in addition to the amount paid to acquire the asset, (1) direct expenses related with the acquisition process; and (2) the estimated cost of dismantling or removing of the assets (Notes 3.h and 34).

        Tangible assets are depreciated on a straight-line basis from the month they are completed or are available for use. The amount of the asset to be depreciated is deducted from any residual value. The depreciation rates correspond to the following estimated average useful lives, defined as a function of the expected use of the asset:

Years
Buildings and other construction	5–50
Basic equipment:
Network installations and equipment	4–20
Terminal equipment	4–5
Other telecommunications equipment	5
Other basic equipment	3–10
Transportation equipment	3–8
Tools and dies	4–10
Administrative equipment	3–10
Other tangible fixed assets	4–10

        Estimated losses resulting from the replacement of equipment before the end of their useful lives, for reasons of technological obsolescence, are recognised as a deduction from the corresponding asset's value against the results for the period. The cost of recurring maintenance and repairs is charged to net income as incurred. Costs associated to significant renewals and improvements are capitalized, if any future economic benefits are expected and those benefits can be reliably measured. Depreciation periods for those capitalized assets correspond to the period of the expected recovery of the investment.

        When an asset is recorded as held for sale, its carrying amount is classified in current assets held for sale, and depreciation ceases. The gain or loss arising on the disposal of a tangible asset is determined as the difference between the sales proceeds and the carrying amount of the assets and is recognised in net income under the caption "Losses on disposals of fixed assets, net".

f)  Intangible assets

        Intangible assets are stated at acquisition cost, net of accumulated amortisation and accumulated impairment losses, if any. Intangible assets are recognised only if any future economic benefits are expected and those benefits can be reliably measured.

        Intangible assets include primarily basically goodwill (Note 2.a), lease rights, software licenses and other contractual rights.

        Internally generated intangible assets, namely current research and development expenditures, are recognised in net income when incurred. Development expenditures can only be recognised initially as an intangible asset if the Company demonstrates the technical ability to complete the project and put the asset in use or available for sale.

        Intangible assets, except goodwill, are amortised on a straight-line basis from the month they are available for use, during the following periods:

Years
Period of the agreement
Lease rights
Software licenses	3–8
Other intangible assets	3–8

g)  Impairment of tangible and intangible assets, excluding goodwill

        The Group assesses annually, at the balance sheet date, its tangible and intangible assets for impairment losses. This assessment is also made if any event or change in circumstances is identified that indicates that the recorded value of the asset may not be recovered. In case of any such indication, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

        Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less cost to sell and value in use. The fair value less cost to sell is the amount that could be received in a transaction with an independent and knowledgeable entity, minus the direct costs related with the sale. The value in use is the estimated future cash flows, discounted to their present value, based on the continuing use of the asset and its disposition at the end of its useful life. If the recoverable amount of an asset is estimated to be less than its carrying amount, an impairment loss is recognised immediately in net income under the caption "Depreciation and amortisation".

        A reversal of previously recorded impairment losses is recorded when there are indications that these losses no longer exist or have decreased. A reversal of an impairment loss is recognized in the income statement in the period in which it occurs. However, a reversal of an impairment loss may be recorded only to the extent that the increased carrying amount does not exceed the carrying amount that would have been recorded (net of depreciation and amortization) had no impairment loss been recognised for the asset in prior periods.

h)  Provisions and contingent liabilities

        Provisions are recognised when (i) the Group has a present obligation as a result of a past event and it is probable that an outflow of internal resources will be required to settle the obligation and (ii) a reliable estimate can be made of the amount of the obligation.

        Provisions for restructuring are only recognised if a detailed and formal plan exists and if the plan is communicated to the parties involved.

        Provisions for dismantling and removing assets and renovations are recognised from the day the assets are in use, in accordance with the best estimates at that date (Notes 3.e and 34). The amount of the provision recorded reflects effect of the passage of time, with updates to that amount recognised in net income under the caption "Net interest expense".

        Provisions are updated as of the balance sheet date, based on the best estimate of the Group's management.

i)  Subsidies

        Subsidies from the Portuguese Government and from the European Union are recognised at fair value when the receivable is probable and the Company can comply with all requirements of the subsidy program.

        Subsidies for training and other operating activities are recognised in net income when the related expenses are recognised.

        Subsidies to acquire tangible assets are deducted from the carrying amount of the related assets.

j)  Financial Assets and liabilities

        Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

  (i)  Trade receivables

          Trade receivables do not have any implicit interest and are presented at nominal value, net of allowances for estimated unrecoverable amounts.

  (ii)  Investments

          Financial investments, excluding controlled entities, associated entities and interests in joint ventures, are classified as held to maturity.

          Held to maturity investments are classified as non-current assets, except for those whose maturity date occurs within the next 12 months from the balance sheet date. This caption includes all investments with a defined maturity date if the Group intends and has the ability to hold them until that date.

          All acquisitions and disposals of these investments are recognised on the date the agreement or contract is signed, independent of the settlement date.

          These investments are initially recognised at their acquisition cost, including any expenses related to the transaction. Subsequent to the initial recognition. In situations where the investments are interests in capital stock not listed on any regulated market and where an estimate of fair value is not reliable, the investments are recognised at acquisition cost, net of any impairment losses.

          Held to maturity investments are recognised at acquisition cost, net of any impairment losses.

  (iii)  Financial liabilities and equity instruments

          Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into, regardless of the legal form they take. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recognised based on the proceeds, net of any transaction costs from their issuance.

  (iv)  Bank loans

          Bank loans are recognised as a liability based on the proceeds, net of any transaction cost. Interest cost, computed based on the effective interest rate and including premiums, is recognised when incurred.

  (v)  Trade payables

          Trade payables do not incur interest and are recognised at nominal value, which is substantially similar to their fair value.

  (vi)  Derivative financial instruments and hedge accounting

          The Group's policy is to enter into derivative financial instruments to hedge the financial risks to which it is exposed due to variations in exchange rates.

          The Group does not enter into derivative instruments for speculative purposes, and the use of derivative instruments is subject to internal policies defined by the Executive Committee. Derivative financial instruments are measured at fair value, and the method of recognition depends on the nature of the instrument and purpose of entering into the instrument.

  Hedge accounting

          The provisions and requirements of IAS 39 must be met in order to qualify for hedge accounting.

          Changes in the fair value of derivative financial instruments classified as fair value hedges are recognised in net income for the period, together with the changes in the value of the covered assets or liabilities.

          The effective portion of the changes in fair value of derivative financial instruments classified as cash flow hedges is recognised directly in accumulated earnings, under "Other reserves", and the ineffective portion is recognised in net income. When changes in the value of the covered asset or liability are recognised in net income, the corresponding amount of the derivative financial instrument previously recognised under "Other reserves" is transferred to net income.

          Hedge accounting is discontinued when the hedging instrument expires or is sold or exercised, or no longer qualifies for hedge accounting under the provisions of IAS 39.

          Changes in the fair value of derivative financial instruments that, in accordance with internal policies, were entered into economically hedge any asset or liability but do not comply with the provisions and requirements of IAS 39 to be accounted for as hedges are recognised in net income in the period in which they occur.

          As of 31 December 2006, PT-Multimedia has no derivative financial instruments.

  (vii)  Treasury shares

          Treasury shares are recognised in shareholders' equity, under the caption "Treasury shares" at acquisition cost as a reduction in shareholders' equity, and gains or losses obtained in the disposal of those shares are recorded under "Other reserves". The equity swaps on own shares entered into by PT Multimédia have the characteristics of an acquisition of own shares and are therefore recorded in a manner similar to an acquisition of own shares, as described above. These instruments are recorded as a financial liability in the amount of the value of the total shares to be acquired as of the date of the contract.

  (viii)  Cash and cash equivalents

          Cash and cash equivalents consist of cash on hand, demand deposits, time deposits and other short-term highly liquid investments (due within three months or less from the date of acquisition that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value).

          In the consolidated cash flow statements, the caption "cash and cash equivalents" also includes overdrafts recognised under the caption "Short-term debt".

  (ix)  Qualified Technological Equipment transactions

          PT Multimédia, through TV Cabo Portugal, entered into certain Qualified Technological Equipment transactions ("QTE"), whereby certain tangible assets were sold to foreign entities. Simultaneously, those foreign entities entered into leasing contracts on the equipment with special purpose entities, which entered into conditional sale agreements with TV Cabo Portugal with respect to that equipment. TV Cabo Portugal maintained the legal possession of this equipment.

          These transactions represent sale and leaseback transactions, and the equipment continued to be recorded as assets of TV Cabo Portugal. Because TV Cabo Portugal obtained the economic benefits of the transactions, a non-current asset was recorded in the amount of the sale of the equipment (Note 25), and a non-current liability was recorded in the amount of the future payments under the leasing contract (Note 35). As at the balance sheet date those amounts are measured at fair value (Euro 19,134,216 as at 31 December 2006).

          Premiums received by TV Cabo Portugal from this transaction are recognised in net income on a straight-line basis during the period of the contracts.

k)  Leases

        Leases are classified (1) as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee and (2) as operating leases when substantially all the risks and rewards of ownership are not transferred to the lessee.

        The classification of leases depends on the substance of the transaction and not on the form of the contract.

        Assets acquired under leases and the corresponding liability to the lessor are accounted for under the finance method, with the assets, principal payments and outstanding balance recorded in accordance with the lease payment plan. Interest included in the rents and the depreciation of the assets is recognised in net income in applicable period.

        Under operating leases, rents are recognised on a straight-line basis during the period of the lease.

l)  Taxation

        Income tax expense represents the sum of the tax currently payable and deferred tax.

        PT Multimédia adopted the tax consolidation regime in Portugal for groups of companies. The provision for income taxes is determined on the basis of the estimated taxable income for all the companies in which it holds, directly or indirectly, 90% or more of the share capital and that are Portuguese residents and subject to the Income Tax for Collective Persons (IRC).

        The remaining Group companies, not covered by the tax consolidation regime, are taxed individually based on their respective taxable income at the applicable tax rates.

        Income tax is recognised in accordance with IAS 12. The tax currently payable is based on taxable profit for the year and on deferred tax, which is based on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, as well as based on reportable tax losses on the date of the balance sheet.

        Deferred tax assets are recognised only to the extent that it is probable that these may be used to reduce future taxable profits or when there are deferred tax liabilities whose reversal is expected in the same period in which the deferred tax assets are expected to be reversed. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

        The amount of tax attributable to current taxes or deferred taxes resulting from transactions or events recognized in reserves is recorded directly in the applicable shareholders' equity captions and does not affect the results for the period.

m)  Revenue recognition

        PT Multimédia's revenue arises principally from:

  •
  Cable and satellite television services;

  •
  Internet access services;

  •
  Cable Tv advertising;

  •
  Movie exhibition and distribution; and

  •
  Sales of DVDs and terminal equipment.

        Whenever applicable, revenues from the sale of goods and services on bundle offers, are allocated to each of their components and recognized separately in accordance with the criteria defined for each, as follows:

Cable and satellite television services

        Revenues from cable and satellite television services result primarily from and are recognised as follows: (i) monthly subscription fees for the use of the service; (ii) amounts billed for the installation of the service and (iii) rental of equipment. Revenues from monthly subscriptions and installation are recognized in the period when the service is rendered to the customer, and revenues from the rental of equipment are recognized during the rental period.

Internet access services

        Revenue from Internet access services, provided through the cable network, is mainly from monthly subscriptions and/or use of the Internet, depending on the mode chosen by the customer. This revenue is recognized for the period in which the service is provided.

Cable TV advertising

        Advertising revenues from cable TV and related discounts are recognised in the period when the advertising is run, deducted from the related discounts.

Movie exhibition and distribution services

        Revenues from the exhibition of films result from the sale of cinema tickets, and revenues from the distribution of films result from the sale to other cinema operators of exhibition rights acquired from film producers and distributors. These revenues are recognised in the period of the exhibition or in the period of the sale of the rights, as applicable.

Sales of DVDs and terminal equipment

        Revenues from sales of DVDs and terminal equipment are recognised in the period when the sale occurs.

        As of the balance sheet date, trade receivables are adjusted for the estimated risks of collection, with unrecoverable amounts recognized in net income of the period under the caption "Provisions and adjustments".

        All other revenues and expenses are recognised when incurred on an accrual basis, regardless of the time of receipt or payment.

n)  Foreign currency transactions and balances

        Transactions denominated in foreign currencies are translated into Euros at the rates of exchange prevailing at the time the transactions are entered into. At the balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates prevailing at such date. The resulting gains or losses on foreign exchange transactions are recognised in net income, except for unrealized exchange differences in long-term intra-group balances, representing an extension of the related investment, are recognised in shareholders' equity under the caption "Other reserves".

        The financial statements of subsidiaries denominated in foreign currencies are translated to Euros, using the following exchange rates:

  •
  Assets and liabilities at exchange rates prevailing at the balance sheet date;

  •
  Profit and loss items at the average exchange rates for the reported period;

  •
  Cash flow items at the average exchange rates for the reported period, where these rates are closer to the effective exchange rates, or at the rate of the day of the transaction, for the remaining cash flow items, and

  •
  Share capital, reserves and retained earnings at historical rates.

        The effect of translation differences from the conversion of financial statements denominated in foreign currency is recognised in shareholders' equity under the caption "Other reserves".

o)  Borrowing costs

        Borrowing costs related to loans are recognised in net income when incurred.

        The Group does not capitalise any borrowing costs, even those related to loans to finance the acquisition, construction or production of any asset.

p)  Cash flow statements

        Consolidated cash flow statements are prepared using the direct method. The Group classifies all highly liquid investments purchased, with original maturity of three months or less and for which the risk of change in value is insignificant, as cash and cash equivalents. The "Cash and cash equivalents"

item presented in the cash flow statement also includes a negative amount related to overdrafts, classified in the balance sheet under "Short-term debt".

        Cash flows are classified in the cash flows statement according to three main categories, depending on their nature: (1) operating activities; (2) investing activities; and (3) financing activities.

        Cash flows from operating activities include collections from customers, payments to suppliers, payments to personnel and other collections and payments related to operating activities.

        Cash flows from investing activities include acquisitions and disposals of investments in associated companies and the receipsts and payments from the sale and purchase of tangible and intangible assets.

        Cash flows from financing activities include borrowing and repayments of debt, acquisition and sale of treasury shares and payments of dividends to shareholders.

q)  Subsequent events

        Events that occurred after the balance sheet date that provide additional information about conditions that existed on that date are considered when preparing the financial statements for the period.

        Events that occurred after the balance sheet date that provide information about conditions that existed after that date are disclosed in the notes to the financial statements, if material.

r)  Critical judgments and estimates

        In preparing the financial statements and accounting estimates herein, management has made use of its best knowledge of past and present events and used certain assumptions in relation to future events.

        The most significant accounting estimates reflected in the consolidated financial statements as at 31 December 2006 are as follows:

  •
  Useful lives of tangible and intangible assets;

  •
  Recognition of provisions, and

  •
  Adjustments for the accounts receivable.

        Estimates used are based on the best information available during the preparation of consolidated financial statements, although future unforeseeable events could occur and have an impact on the estimates. Changes to the estimates used by the management that occur after the date of these consolidated financial statements are recognised in net income in accordance with IAS 8, using a prospective methodology.

        The main estimates used by the management are described in the corresponding notes to the financial statements.

4.    Errors, estimates and changes in accounting policies and estimates

        During 2006 and 2005, there were no changes in the accounting policies used by the Group, when compared to the ones used in preparing the financial statements of the previous year, which are presented for comparative purposes. In addition, the financial statements for the years ended 31 December 2006 and 2005 do not include the recognition of any material errors related to previous periods.

5.    Exchange rates used to translate foreign currency financial statements

        As at 31 December 2006, assets and liabilities denominated in foreign currency were translated to Euros using the following exchange rates published by the Bank of Portugal:

US dollar	1.317
Swiss Franc	1.6069
British Pound	0.6715
Mozambique Metical	34.5

        During 2006, profit and loss statements of foreign currency subsidiaries were translated to Euros using the following average exchange rates:

Mozambique Metical	32.2

6.    Revenues

        Consolidated revenues in 2006 and 2005, are as follows:

	2006	2005
Services rendered	621,135,411	582,906,275
Pay TV and Cable Internet business(i)	571,896,252	536,127,974
Cinema business(ii)	35,065,284	32,489,898
Audiovisual business(iii)	13,918,888	12,936,581
Other	254,987	1,351,822
Sales	35,796,233	34,095,138
Pay TV and Cable Internet business(iv)	10,939,401	6,200,638
Audiovisual business(v)	16,844,965	20,691,555
Cinema business(vi)	7,934,361	7,099,178
Other	77,506	103,767
Other operating revenues	9,551,226	11,452,940
Pay TV and Cable Internet business(vii)	8,105,854	9,337,537
Audiovisual business	1,035,036	1,345,481
Cinema business	358,287	493,099
Other	52,049	276,823

	666,482,870	628,454,353

(i)
This line item principally includes revenues related to (1) subscriptions for basic and premium pay TV services (cable and satellite); (2) broadband Internet access services (Netcabo); (3) rentals of terminal equipment, including set top boxes (pay TV) and cable modems (Internet access); and (4) advertising on pay TV channels.

(ii)
This line item primarily includes revenues from sales of tickets at the cinemas of Lusomundo Cinemas.

(iii)
This line item primarily includes revenues relating to the distribution of films to other parties in the cinema exhibition business and the production and sale of audiovisual content.

(iv)
This line item primarily includes revenues related to the sale of terminal equipment, including set top boxes (pay TV) and cable modems (Internet access).

(v)
This line item primarily includes the sale of DVDs.

(vi)
This line item primarily includes sales at concession stands at cinemas at Lusomundo Cinemas.

(vii)
This line item primarily includes marketing funds obtained from suppliers of equipment in connection with the digitalization of the cable network.

7.    Wages and salaries

        In 2006 and 2005, this caption consists of:

	2006	2005
Salaries	31,431,838	34,708,743
Employee benefits	6,350,563	6,718,537
Social benefits	850,319	778,047
Other	1,343,149	1,712,662

	39,975,868	43,917,989

        In 2006 and 2005, the average number of employees in PT Multimédia were 1,367 and 1,362, respectively. In 2006, wages and salaries decreased primarily due to the reduction in the number of members of the Executive Committee.

8.    Direct costs

        In 2006 and 2005, this caption consists of:

	2006	2005
Programming services	148,988,130	138,340,545
Movies exhibition and distribution	25,136,277	23,387,836
Telecommunications	13,764,506	32,967,425
Shared advertising revenues(i)	7,723,878	5,874,805
Other(ii)	7,424,980	765,737

	203,037,771	201,336,349

(i)
Revenues from advertising on pay TV channels are shared with the producers of content based on the terms of the contracts agreed with these entities. This cost item corresponds to the proportion of these revenues attributable to the producers of content.

(ii)
In 2006, this line item includes Euro 5.3 million relating to the cost of sales of television channels to other operators, which in 2005 amounted to Euro 4.9 million but were recorded in part in support services (Euro 4.2 million) and in part in supplies and external services (Euro 0.7 million).

9.    Cost of products sold

        In 2006 and 2005, this caption consists of:

	2006	2005
Pay TV and Cable Internet business	13,696,426	10,077,823
Audiovisual business	1,616,846	1,627,312
Cinema business	1,494,889	1,494,013

	16,808,161	13,199,148

        The increase in the Pay TV and Cable Internet business is mainly related to a change in the logistics process of TV Cabo. At the end of 2006, TV Cabo modified its logistics process, moving to direct supplying of terminal equipment distributors. This change led to an increase in costs in this line item in the pay TV and Internet access businesses.

10.    Support services and supplies and external services

        In 2006 and 2005, this caption consists of:

Support Services	2006	2005
Call centers and customer care	22,242,371	14,519,318
Information systems	15,443,342	12,647,617
Administrative support and other	16,546,403	13,150,987

	54,232,116	40,317,922

Supplies and External Services	2006	2005
Commissions	21,745,991	14,538,972
Maintenance and repair	20,346,503	20,102,357
Rentals	16,447,444	15,180,915
Specialized work	12,838,947	17,167,748
Communications	11,136,119	11,454,615
Installation and removal of terminal equipment	7,448,993	8,955,667
Other	18,172,069	15,992,573

	108,136,065	103,392,846

11.    Operating leases

        As at 2006 and 2005 rental expenses payable under operating leases, primarily relating to vehicles and buildings, were recorded in the amount of Euro 16,447,444 and 15,180,915, respectivatily.

12.    Other costs, net

        In 2006 and 2005, this caption consists of:

	2006	2005
Reduction of the provision for estimated costs from the disposal of Lusomundo Media (Note 34)	(8,017,195)	—
Other costs, net	3,877,319	(1,675,949)

	(4,139,876)	(1,675,949)

(i)
In 2006, this caption includes Euro 5,732,777 related to the impact of the change in the estimated useful life of certain tangible assets.

13.    Equity in earnings of affiliated companies

        In 2006 and 2005, this caption consists of:

	2006	2005
Equity in earnings:
Lisboa TV	(1,309,515)	(1,600,268)
Octal TV	1,044,150	103,967
Other companies	(100,580)	127,139
Losses (gains) on financial assets:
Warner Lusomundo Sogecable, SA	—	(2,300,001)
Other losses, net	—	129,247

	(365,944)	(3,539,915)

14.    Income taxes

        PT Multimédia and its subsidiaries are subject to Corporate Income Tax ("IRC") at a rate of 25% (22.5% for Cabo TV Madeirense and 17.5% for Cabo TV Açoreana), which is increased up to 10% through a municipal tax leading to an aggregate tax rate of approximately 27.5%. As from 1 January 2007, the municipal tax will amount to a maximum of 1.5% of collectible profit, leading to a maximum aggregate tax rate of 26.5%. The impact of this change in deferred taxes was recorded in 2006 in net income or directly in accumulated earnings, in accordance with the way the respective deferred taxes were recorded. In calculating taxable income, to which the above tax rate is applied, non-tax-deductible amounts are added to or subtracted from book entries. These differences between book and taxable entries can be temporary or permanent.

        PT Multimédia adopted the tax consolidation regime for groups of companies, which includes all 90% or more owned Portuguese subsidiaries, direct and indirect, that comply with the provision of Article 63 of the Corporate Income Tax Law.

        In accordance with Portuguese tax legislation, income taxes are subject to review and adjustment by the tax authorities for four years following their filing (five years for social security, and ten years for the contributions made before the year ended 31 December 2001), except when there have been tax losses, tax benefits have been granted or inspections or challenges relating to such matters are in progress in which, depending on the circumstances, the deadlines are extended or suspended. Management believes, based on information from its tax advisors, that any adjustment which may result from such reviews or inspections, as well as other tax contingencies, would not have a material impact on the consolidated financial statements as at 31 December 2006, except for the situations where provisions have been recognised (Note 34).

a)  Deferred taxes

        PT Multimédia and its invested companies recorded deferred taxes relating to the differences between the tax base and the accounting base of assets and liabilities, as well as to reportable tax losses existing on the balance sheet date.

        During 2006, the movements in deferred tax assets and liabilities was as follows:

		Creation/(Reversion)
	Balance as at 31 December 2005	Deferred tax of the year	Use of tax credits (Note 23)	Other	Balance as at 31 December 2006
Deferred tax assets
Provisions/adjustments
Doubtful accounts receivable	7,720,852	(1,893,256)	—	—	5,615,683
Inventories	1,590,811	(39,703)	—	—	1,494,704
Other	15,977,648	(6,868,476)	—	—	8,777,930
Taxes loss carryforwards	89,602,308	4,032,948	(13,089,484)	6,912	73,229,713

	114,891,618	(4,768,487)	(13,089,484)	6,912	89,118,029

Deferred tax liabilities
Reavaluation of fixed assets	33,282	(3,013)	—	—	29,169

	114,858,336	(4,765,473)	(13,089,484)	6,912	89,088,860

        In 2005, the movements in deferred tax assets and liabilities were as follows:

		Creation/(Reversion)
	Balance as at 31 December 2004	Changes in the consolidation perimeter	Deferred tax of the year	Use of tax credits (Note 21)	Other	Balance as at 31 December 2005
Deferred tax assets
Provisions/adjustments
Doubtful accounts receivable	3,746,247	(860,598)	(855,142)	—	—	2,030,507
Inventories	3,262,677	(3,227,434)	497,737	—	—	532,980
Other	27,102,171	(4,148,253)	232,773	—	(460,868)	22,725,823
Taxes loss carryforwards	131,080,486	(8,909,622)	(610,560)	(32,178,518)	220,522	89,602,308

	165,191,581	(17,145,907)	(735,192)	(32,178,518)	(240,346)	114,891,618

Deferred tax liabilities
Revaluation of fixed assets	2,292,721	(2,235,362)	(24,077)	—	—	33,282
Deferred tax on gains	585,266	(585,266)	—	—	—	—

	2,877,987	(2,820,628)	(24,077)	—	—	33,282

	162,313,594	(14,325,279)	(711,115)	(32,178,518)	(240,346)	114,858,336

        In 2005, the movements recorded in "Changes in the consolidation perimeter" refer essentially to the deferred tax assets and liabilities of the Lusomundo Media group, disposed during 2005 (Note 15).

        Deferred taxes assets were recognized depending on the likelihood of taxable profits in the future that can be used to recover tax losses or deductible tax differences. This assessment was based on the business plans of Group companies, which are reviewed and updated periodically.

        According to Portuguese legislation, tax loss carryforwards may be used to offset future taxable income for a subsequent six-year period. As at 31 December 2006 and 2005, tax loss carryforwards of PT Multimédia matured as follows:

	2006	2005
2006	—	183,178,971
2007	—	—
2008	—	13,455,150
2009	282,487,655	311,981,853
2010	—	—
2011	—	—

	282,487,655	508,615,974

        PT Multimédia based on its business plan, estimates that all there tax losses will be recovered.

        Tax loss carryforwards of Sport TV (50%) are as follows:

	2006	2005
2006	—	3,616,882
2007	13,864,326	13,864,326
2008	9,493,562	9,493,562
2009	7,139,445	7,139,445
2010	767,177	767,177
2011	—	—

	31,264,508	34,881,390

b)  Reconciliation of income tax provision

        In 2006 and 2005, the reconciliation between the nominal and effective income tax for the period is as follows:

	2006	2005
Income before taxes	103,182,778	134,174,608
Statutory tax rate (including municipal taxes at a 10% standard)	27.5%	27.5%

Expected tax	28,375,264	36,898,017
Inicial tax loss carryforwards recorded from Sport Tv	(2,604,419)	—
Permanent differences	(1,968,534)	(1,587,535)
Use of tax loss carryforwards not recognized as deferred taxes in previous periods(a)	(1,725,247)	—
Differences in tax rate of the Azores and Madeira(b)	(1,000,648)	(909,526)
Change in statutory tax rate in Portugal(c)	7,921,431	—
Other	53,841	782,254

	29,051,689	35,183,210

Income tax for the period	28.2%	26.2%

Income tax-current (Note 23)	16,364,785	34,472,095
Deferred taxes	12,686,904	711,115

	29,051,689	35,183,210

(a)
This caption relates to tax loss carryforwards not recognized as deferred taxes in previous periods. In 2006, this amount relates to the use by PT Multimedia and Sport TV of tax losses that had not given rise to the recording of deferred tax assets in prior periods.

(b)
This caption relates to the impact of the different Corporate Income Tax in Madeira (22.5%) and Azores (17.5%).

(c)
This caption relates to the impact on deferred taxes of the change in the municipal tax to a maximum of 1.5% of collectable profit, as mentioned above.

15.    Discontinued operations

        The discontinued operations relate to the results of Lusomundo Serviços and its subsidiaries, which constituted the media business. The process of sale of this business started in February 2005 and ended in August 2005 after obtaining the necessary approvals.

        The results of the discontinued operations were present on the 2005 statements of income under "Net income from discontinued operations" and are as follows:

2005
Revenues	96,851,991
Operating costs	97,840,025

(988,034)
Losses/(gains) on disposals of fixed assets and other items	(250)

Income before financials results, taxes and minority interests	(987,784)
Interest and other financial expenses, net	2,193,922

Income before taxes and minority interests	(3,181,706)
Income taxes	(554,084)

Income from discontinued operations before minority interests	(3,735,790)
Capital gain on the disposal of Lusomundo Serviços	17,786,264

Income and gains from discontinued operations before minority interests	14,050,473
Minority interests	(1,277,494)

Net income and gains from discontinued operations (Note 18)	15,327,968

16.    Minority interests

        During 2006 and 2005, the movements in minority interests were as follows:

	Balance as at 31 December 2005	Acquisitions	Income/(loss)	Dividends	Balance as at 31 December 2006
Cabo TV Madeirense(a)	6,531,728	(594,619)	2,094,571	(1,767,000)	6,264,680
Cabo TV Açoreana	2,251,968	—	731,849	(705,556)	2,278,261
Grafilme	729,380	—	157,313	(44,440)	842,253
Other	41,235	—	349	—	41,584

	9,554,311	(594,619)	2,984,083	(2,516,996)	9,426,778

(a)
In the second half of 2006, TV Cabo Portugal acquired 2.74% of Cabo TV Madeirense (Exhibit I.1).

	Balance as at 31 December 2004	Income/(loss)	Changes in the consolidation perimeter	Dividends	Balance as at 31 December 2005
Cabo TV Madeirense	6,056,156	1,851,972	—	(1,376,400)	6,531,728
Cabo TV Açoreana	2,019,394	709,916	—	(477,342)	2,251,968
Lusomundo Media	2,342,485	(1,301,482)	(1,041,003)	—	—
Grafilme	662,344	111,478	—	(44,442)	729,380
Other	117,747	227	(76,739)	—	41,235

	11,198,126	1,372,111	(1,117,742)	(1,898,184)	9,554,311

17.    Dividends

        On 19 April 2006, the Annual General Meeting of Shareholders approved the proposal of the Board of Directors to distribute a dividend of 27.5 euro cents per share relating to year 2005. Accordingly, dividends amounting to Euro 85,001,627 (Note 36) were paid in 2006.

18.    Earnings per share

        Basic earnings per share for the years 2006 and 2005 were computed as follows:

		2006	2005
Income from continued operations, net of minority interests	(1)	71,147,006	96,341,792
Income from discontinued operations, net of minority interests	(2)	—	15,327,968

Net income considered in the computation of the diluted earnings per share	(3)	71,147,006	111,669,760

Weighted average common shares outstanding in the period	(4)	309,096,828	309,096,828
Basic earnings per share from continued operations	(1)/(4)	0.23	0.31
Basic earnings per share from discontinued operations	(2)/(4)	0.00	0.05
Basic earnings per share from total operations	(3)/(4)	0.23	0.36

        As at 31 December 2006 there were no dilutive effects.

19.    Cash and cash equivalents

        As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Cash	580,679	1,948,142
Deposits	29,890,937	30,413,221
Term deposits	8,356,395	9,007,853
Financial investments(i)	—	35,347,546

	38,828,011	76,716,762

(i)
As at 31 December 2005, this caption includes an amount of Euro 35,000,000 related to cash applications with Portugal Telecom (Note 39).

20.    Accounts receivable—trade

        As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Current accounts receivable—trade:
Accounts receivable from customers(i)	94,759,426	75,789,017
Doubtful accounts receivable	63,614,275	47,222,368
Related parties (Note 39)	4,218,903	4,265,838
Unbilled revenues	2,371,101	7,478,659
Other(ii)	3,124,115	3,034,027

	168,087,821	137,789,909
Adjustments for doubtfull accounts receivable—trade	(62,631,356)	(48,257,063)

	105,456,464	89,532,846

(i)
In 2006, the increase in accounts receivable is primarily related to the change in the date for payment of the monthly invoice of TV Cabo in order to improve the process of collections, which delayed the receipt of Euro 16 million to January of 2007.

(ii)
This amount includes about Euro 3 million related to 50% of the accounts receivable of Sport TV that were not eliminated in the proportional consolidation of that entity.

21.    Accounts receivable—other

        As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Advances to suppliers(i)	42,586,374	33,325,047
Unbilled revenues	2,160,296	1,026,722
Related parties (Note 39)	2,076,310	2,711,697
Other(ii)	9,689,367	9,918,975

	56,512,346	46,982,441
Adjustments for other accounts receivable (Note 32)	(444,432)	(144,236)

	56,067,915	46,838,205

(i)
Advances to suppliers relates primarily to advances for the acquisition of copies of films by Lusomundo Audiovisuais, including minimum guarantees.

(ii)
This amount includes approximately Euro 62 thousand relating to 50% of accounts receivable of Sport TV that were not eliminated in the proportional consolidation of that entity.

        As of 31 December 2006 and 2005, non-current accounts receivable related entirely to advances for film exhibition rights.

22.    Inventories

        As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Pay TV and Cable Internet business	19,286,190	21,063,743
Set top boxes	8,037,616	12,161,970
Cable modems	9,415,111	6,538,693
Smart cards	1,371,341	2,201,003
Accessories	462,122	162,076
Audiovisual business	2,342,951	3,897,651
DVDs	2,342,951	3,897,651
Cinema business	222,146	147,094
Concession products	222,146	147,094
Other	612,120	712,385

	22,463,406	25,820,873
Adjustments for obsolete and slow moving inventories (Note 34)	(7,555,757)	(6,865,790)

	14,907,649	18,955,083

23.    Taxes receivable and payable

        As at 31 December 2006 and 2005, this caption consists of:

	2006		2005
	Receivable	Payable	Receivable	Payable
Value added tax	7,086,154	8,417,706	5,444,488	3,584,042
Income taxes	4,243,361	3,694,636	4,307,857	3,692,543
Social security contributions	—	680,292	—	648,052
Personnel income tax withholdings	—	429,801	—	397,571
Taxes in foreign countries	—	452	—	2,150
Other	1,124,979	183,124	1,115,823	122,262

	12,454,494	13,406,011	10,868,168	8,446,620

        As at 31 December 2006, the net balance of the caption "Income taxes" is composed as follows:

Taxes receivable	4,243,361
Taxes payable	(3,694,636)

548,725

Current income taxes on the balance sheet(i)	(3,327,266)
Payments on account(ii)	3,323,355
Witholding income taxes	258,681
Income taxes to reclaim from 2004	293,955

548,725

(i)
The current income tax expense was recorded in the following captions:

Tax loss carryforwards used in the year (Note 14)	13,089,484
Income taxes (Note 14)	(16,364,785)
Other	(51,965)

(3,327,266)

(ii)
This caption includes the amount of Euro 2,230,329 related to payments on account paid by Cabo TV Madeirense and Cabo TV Açoreana.

24.    Prepaid expenses

        As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Sport exhibition rights	21,731,063	18,145,515
Distribution rights of audiovisual content	2,781,535	2,635,871
Programming costs	1,916,680	3,817,498
Specialized work	1,762,509	1,128,090
Rentals	1,123,108	1,363,970
Other	338,120	935,016

	29,653,015	28,025,960

25.    Other current and non-current assets

        As at 31 December 2006 and 2005, these captions primarily include accounts receivable from QTE transactions, as described in Note 3.j).(ix), as follows and one eligible as follows:

	2006	2005
Short-term	2,126,631	2,055,544
2008 and following years	17,007,585	19,134,216

	19,134,216	21,189,760

26.    Investments in group companies

        As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Investments in group companies	5,222,502	6,461,749
Goodwill, net of impairment losses	586,146	768,114
Loans granted to associated companies	12,500,000	17,500,000

	18,308,648	24,729,863

        As at 31 December 2006 and 2005, the caption "Investments in group companies" consists of:

	2006	2005
Lisboa TV	3,534,313	3,865,964
Distodo	865,757	757,826
Empresa de Recreios Artisticos	575,936	567,539
Octal	151,269	1,195,419
Other companies	95,227	75,001

	5,222,502	6,461,749

        As at 31 December 2006 and 2005, the caption "Goodwill, net of impairment losses" consists of:

	2006	2005
Distodo	586,146	586,146
Other companies	—	181,968

	586,146	768,114

        As of 31 December 2006 and 2005, the loans granted to associated companies relate entirely to Sport TV. In connection with the agreement entered into with the other shareholder of Sport TV, PT Multimedia granted additional loans to Sport TV that were not matched by the other shareholder. These loans are being transferred to the other shareholder in accordance with an established plan. As of 31 December 2006, the additional loans subject to reimbursement totalled Euro 12.5 million, such that in the proportional consolidation of Sport TV, 50% of this amount we eliminated.

27.    Other investments

        As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Cypress/Spyglass (Note 42)(i)	3,016,754	3,016,754
Other companies	91,043	91,043

	3,107,797	3,107,797
Adjustments to other investments (Note 34)	(3,076,930)	(3,076,930)

	30,867	30,867

(i)
The company has recorded a provision for the entire amount of these investments.

28.    Intangible assets

        During 2006 and 2005, the movements in intangible assets were as follows:

	Balance as at 31 December 2005	Increases	Foreign currency translation adjustments	Transfers, write-offs and others	Balance as at 31 December 2006
Cost:
Industrial properties and other rights	244,908,285	32,059,827	(76)	637,704	277,605,740
Goodwill	77,146,412	1,267,554	—	(545,906)	77,868,060
In-progress intangible assets	150,675	391,876	—	(265,357)	277,194
Advances on account	1,500,000	—	—	(1,500,000)	—

	323,705,372	33,719,257	(76)	(1,673,559)	355,750,994

Accumulated depreciation:
Industrial property and other rights	29,302,398	42,864,435	(76)	(31,360)	72,135,397

	294,402,974	(9,145,178)	—	(1,642,199)	283,615,597

	Balance as at 31 December 2004	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Transfers, write-offs and others	Balance as at 31 December 2005
Cost:
Industrial properties and other rights	146,811,098	(4,042,063)	102,136,040	(44)	3,254	244,908,285
Goodwill	188,276,063	(109,729,440)	—	—	(1,400,211)	77,146,412
In-progress intangibles assets	560,295	—	215,828	—	(625,448)	150,675
Advances on account	—	—	1,500,000	—	—	1,500,000
Other intangible assets	133,728	(133,728)	—	—	—	—

	335,781,184	(113,905,231)	103,851,868	(44)	(2,022,405)	323,705,372

Accumulated depreciation:
Industrial property and other rights	16,649,920	(3,013,893)	13,587,043	(44)	2,079,372	29,302,398

	319,131,264	(110,891,338)	90,264,825	—	(4,101,777)	294,402,974

        The changes in the consolidation perimeter during 2005 are mainly related to the intangible assets of Lusomundo Media, which was sold in 2005 (Note15).

        As at 31 December 2006, the caption "Industrial property and other rights" primarily includes the following items:

          (a)   Euro 131,823,915 related to rental contracts for satellite capacity signed by TV Cabo, which expire in 2016 and were recorded as capital leases.

          (b)   Euro 46,836,144 related to a contract entered into at the end of 2005 between TV Cabo Portugal and PT Comunicações for the exclusive right to use network capacity for the distribution of cable television signals for the period of 2006-2008.

          (c)   Euro 15,212,077 related to the allocation of the purchase price of an additional interest in Sport TV to the fair value of broadcasting rights held by Sport TV under a contract with PPTV relating to the matches of the Portuguese football league for the seasons from 2004 to 2008.

          (d)   Euro 5,691,119 related to software licenses.

        As at 31 December 2006 and 2005, the goodwill related to subsidiaries was as follows:

	2006	2005
Lusomundo Audiovisual	52,164,339	52,164,339
Lusomundo Cinemas	24,436,167	24,436,167
Other(i)	1,267,554	545,906

	77,868,060	77,146,412

(i)
As at 31 December 2006, this goodwill was generated in the acquisition of an additional stake of 2.74% in Cabo TV Madeirense.

        For impairment analysis purposes, goodwill was allocated to cash generating units, which correspond to businesses operated by PT Multimedia. The Board of Directors, based on estimated cash flows for those businesses, discounted using the applicable discount rates, has concluded that as at 31 December 2006 and 2005, the book value of financial investments, including goodwill, does not exceed its recoverable amount.

        During the years 2006 and 2005, no events occurred that indicated impairment losses on intangible assets.

29.    Tangible Assets

        During 2006 and 2005, the movements in tangible assets were as follows:

	Balance as at 31 December 2005	Increases	Foreign currency translation adjustments	Other	Balance as at 31 December 2006
Cost:
Land	1,064,243	1,471,817	—	—	2,536,060
Buildings and other constructions	30,969,513	10,330,395	(106,720)	496,293	41,689,480
Basic equipment	549,308,350	68,698,809	(20,787)	(25,920,446)	592,065,927
Transportation equipment	6,898,740	1,357,834	(2,772)	(1,534,029)	6,719,774
Tools and dies	231,360	11,256	(727)	(1,820)	240,069
Administrative equipment	47,725,519	8,347,732	(11,542)	4,437,698	60,499,407
Other tangible assets	14,363,601	2,785,365	(2,153)	175,789	17,322,602
In-progress tangible assets	5,873,548	7,890,597	(2,305)	(6,204,005)	7,557,835
Advances to suppliers of assets	1,185,332	(559,977)	—	38,527	663,882

	657,620,206	100,333,829	(147,006)	(28,511,992)	729,295,036

Accumulated depreciation:
Buildings and other construction	12,549,283	1,835,735	(14,651)	83,773	14,454,140
Basic equipment	338,274,442	46,669,441	(11,793)	(24,594,821)	360,337,269
Transportation equipment	4,006,880	1,263,232	(1,632)	(1,255,277)	4,013,203
Tools and dies	186,124	15,834	(727)	(1,691)	199,540
Administrative equipment	29,834,248	8,853,100	(6,433)	(363,085)	38,317,829
Other tangible assets	12,994,190	1,000,376	(1,902)	698,027	14,690,691

	397,845,167	59,637,717	(37,139)	(25,433,074)	432,012,671

	259,775,039	40,696,112	(109,868)	(3,078,918)	297,282,365

	Balance as at 31 December 2004	Changes in the consolidation perimeter	Increases	Foreign currency translation adjustments	Other	Balance as at 31 December 2005
Cost:
Land	20,305,588	(19,241,345)	—	—	—	1,064,243
Buildings and other constructions	99,379,784	(69,989,943)	1,579,444	(61,098)	61,326	30,969,513
Basic equipment	546,680,037	(52,792,891)	55,385,873	(11,947)	47,278	549,308,350
Transportation equipment	8,049,835	(2,518,402)	2,075,614	(1,587)	(706,720)	6,898,740
Tools and dies	489,332	(270,522)	20,350	(416)	(7,384)	231,360
Administrative equipment	38,521,960	(5,588,139)	14,555,839	(6,608)	242,467	47,725,519
Other tangible assets	18,345,252	(5,758,213)	2,029,454	(795)	(252,097)	14,363,601
In-progress tangible assets	1,460,714	(145,649)	4,854,820	(206)	(296,131)	5,873,548
Advances to suppliers of assets	26,088	(26,088)	1,185,332	—	—	1,185,332

	733,258,590	(156,331,192)	81,686,726	(82,657)	(911,261)	657,620,206

Accumulated depreciation:
Land	11,825	(11,825)	—	—	—	—
Buildings and other construction	67,927,649	(56,873,523)	1,511,555	(6,733)	(9,665)	12,549,283
Basic equipment	340,608,229	(37,920,056)	36,090,198	(5,301)	(498,628)	338,274,442
Transportation equipment	4,960,974	(1,559,643)	1,195,575	(514)	(589,512)	4,006,880
Tools and dies	361,857	(185,316)	17,170	(416)	(7,171)	186,124
Administrative equipment	27,566,555	(4,645,020)	6,784,985	(2,336)	130,064	29,834,248
Other tangible assets	14,107,034	(1,545,852)	2,733,085	(767)	(2,299,310)	12,994,190

	455,544,123	(102,741,235)	48,332,568	(16,067)	(3,274,222)	397,845,167

	277,714,467	(53,589,957)	33,354,158	(66,590)	2,362,961	259,775,039

        The changes in the consolidation perimeter in 2005 are mainly due to the tangible assets of Lusomundo Media, which was disposed of in 2005 (Note 15).

        The following situations regarding tangible assets should be mentioned:

          (a)   Euro 210 million of basic equipment relating to customer networks and cable television distribution networks are installed on the property of third parties or in the public domain,

          (b)   In previous years, TV Cabo entered into QTE lease contracts, which consisted of the sale of certain telecommunications equipment to foreign entities. Simultaneously, those entities entered into leasing contracts with special purpose entities, which made conditional sale agreements to sell the related equipment to TV Cabo at an amount equivalent to the initial sales price. TV Cabo maintained the legal ownership of this equipment, continuing to be able to sell or substitute any equipment. These transactions correspond to a sale and lease-back and, accordingly, the sale of the equipment was not recorded and the equipment continued to be included in the Company's consolidated balance sheet.

30.    Loans

        As at 31 December 2006 and 2005, this caption consists of:

	2006		2005
	Short-term	Long-term	Short-term	Long-term
Bank loans:
Loans(i)	14,000,000	17,500,000	4,118,411	34,592,053
Equity swaps over ownshares (Note 36.3)	9,001,900	—	8,520,000	—
Other loans:
Internal loans(ii)	34,629,380	—	—	—
Leases	1,174,417	1,861,921	1,225,476	1,935,483
Rental contracts for telecoms capacity(iii)	32,850,061	154,602,165	30,365,829	166,555,115

	91,655,758	173,964,086	44,229,716	203,082,651

(i)
As of 31 December 2006, this amount relates to a loan obtained by Sport TV in the amount of Euro 31,500,000, which accrues interest at a 3-month Euribor rate plus a spread of 0.875% and matures in 2009.

(ii)
As of 31 December 2006, this line item includes a short-term loan granted by Portugal Telecom to PT Multimedia in the amount of Euro 34,144,380 (Note 39).

(iii)
This line item relates to contracts for the acquisition of capacity entered into by TV Cabo (Note 28), with an amount of Euro 140,041,344 as of 31 December 2006 relating to contracts for the acquisition of exclusive capacity from satellites and an amount of Euro 47,410,882 (Note 39) relating to contracts for the acquisition of rights to use capacity on the distribution network for cable television signals.

31.    Accounts payable

        As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Accounts payable—trade—current:
Suppliers and other	89,147,075	89,838,389
Related parties (Note 39)	58,742,694	60,118,319
Advances from customers	2,118,332	1,561,601
Other(i)	8,786,037	8,999,835

	158,794,138	160,518,144

Accounts payable—other—current:
Fixed asset suppliers and other	23,192,240	13,803,150
Related parties (Note 39)	5,855,967	14,076,547

	29,048,207	27,879,697

(i)
This amount is related to 50% of accounts receivable of Sport TV net eliminated in the process of proportional consolidation.

32.    Accrued expenses

        As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Programming costs	12,451,170	15,731,195
Exhibition rights	11,832,486	11,279,759
Support services—Outsourcing	8,430,849	4,461,006
Vacation pay and bonuses	7,195,168	6,136,916
Advertising	2,803,027	987,698
Interest to be paid	2,370,321	406,466
Supplies and external services	1,555,289	1,592,405
Other accrued expenses	4,361,665	3,199,330

	50,999,975	43,794,775

33.    Deferred income

        As at 31 December 2006 and 2005, this caption consists of:

	2006	2005
Advance billing	1,488,451	6,680,932
Other	131,781	857,894

	1,620,232	7,538,826

34.    Provisions and adjustments

        During 2006, the movements in this caption were as follows:

	Balance as at 31 December 2005	Increases	Decreases	Other movements	Balance as at 31 December 2006
Adjustments
Accounts receivable (Notes 20 and 21)	48,401,299	15,685,452	(935,831)	(75,132)	63,075,788
Inventories (Note 22)	6,865,790	1,368,222	(1,874,213)	1,195,958	7,555,757
Investments (Note 27)	3,076,930	—	—	—	3,076,930

	58,344,019	17,053,674	(2,810,044)	1,120,826	73,708,475

Provisions
Taxes (Note 14)	1,101,581	—	(158,326)	—	943,255
Legal actions	—	137,000	—	—	137,000
Other(i)	44,277,254	634,217	(12,984,433)	(20,602,820)	11,324,218

	45,378,835	771,217	(13,142,759)	(20,602,820)	12,404,473

	103,722,854	17,824,891	(15,952,803)	(19,481,994)	86,112,948

(i)
In 2006, other movements includes primarily (1) use of the provision for the digitalization of the TV Cabo network in the amount of 10,295,804, and (2) the reversal of the remaining provision related to the disposal of the Lusomundo Media in the amount of Euro 9,802,805.

        During 2005, the movements in this caption were as follows:

	Balance as at 31 December 2004	Changes in the consolidation perimeter	Increases	Decreases	Other movements	Balance as at 31 December 2005
Adjustments
Accounts receivable (Notes 20 and 21)	46,412,828	(9,586,814)	17,576,826	(6,434,870)	433,329	48,401,299
Inventories (Note 22)	16,492,349	(11,736,143)	2,642,180	(532,595)	(1)	6,865,790
Investments (Note 27)	3,076,933	—	—	—	(3)	3,076,930

	65,982,111	(21,322,957)	20,219,006	(6,967,465)	433,324	58,344,019

Provisions
Taxes (Note 14)	4,050,743	(3,343,758)	105,427	—	289,169	1,101,581
Legal actions	1,412,579	(908,579)	—	(504,000)	—	—
Other	57,045,684	(6,819,640)	17,820,000	(9,640,637)	(14,128,152)	44,277,254

	62,509,006	(11,071,977)	17,925,427	(10,144,637)	(13,838,984)	45,378,835

	128,491,117	(32,394,934)	38,144,433	(17,112,102)	(13,405,659)	103,722,854

        As at 31 December 2006 and 2005, the caption "Provisions-Other", consists of:

	2006	2005
Contingencies—other	5,480,510	10,804,780
Asset retirement obligation (Note 3.e))	3,205,176	3,088,385
Digitalization of TV Cabo Portugal distribution network(i)	—	10,295,804
Disposal of Lusomundo Serviços(ii)	—	17,820,000
Other	2,638,532	2,268,285

	11,324,218	44,277,254

(i)
This provision for the digitalization of the TV Cabo network was recorded in previous years to cover costs related to a plan approved by PT Multimedia to replace the analogue premium service of TV Cabo with a digital offer. This provision was fully used by 31 December 2006.

(ii)
Following the disposal of the Lusomundo Media business in August 2005, the Company recorded a provision of Euro 17,820,000 to cover certain guarantees provided to the buyer pursuant the sale and purchase agreement. During 2006, the Company concluded its negotiations with the buyer for an amount of Euro 9,802,805 to be paid under the terms of the sale agreement. Accordingly, the remaining amount of Euro 8,017,195 was reversed (Note 12).

        The increases in provisions and adjustments in 2006 and 2005 were recognised in the income statement as follows:

	2006	2005
Provisions and adjustments	16,018,798	17,682,253
Costs of products sold	1,368,222	2,642,180
Other(i)	437,871	17,820,000

	17,824,891	38,144,433

(i)
In 2005, this caption includes the recognition of Euro 17,820,000 to cover certain garantees provided to the buyer in the sale and purchase agreement. This cost was deducted from the capital gain generated by the disposal of Lusomundo Media (Note 15) to reflect future obligation assumed under the sale contract.

        The decreases in these captions in 2006 and 2005 were recognised in the income statement as follows:

	2006	2005
Provisions and adjustments	2,462,734	7,779,507
Costs of products sold	1,874,213	532,595
Other costs, net (Note 12)	8,017,195	—
Other	3,598,661	8,800,000

	15,952,803	17,112,102

        In 2006 and 2005, the profit and loss caption "Provisions and adjustments" consists of:

	2006	2005
Increases in provisions and adjustments for doubtful receivables and other	16,018,798	17,682,253
Decreases in provisions and adjustments for doubtful receivables and other	(2,462,734)	(7,779,507)
Direct write-off of accounts receivable	2,584	447
Collections from accounts receivable which were previously written-off	(1,330)	(1,085)

	13,557,318	9,902,107

35.    Other current and non-current liabilities

        As at 31 December 2005 and 2004, these captions refer to the amounts outstanding under QTE transactions, as described in Note 3.j).(ix).

36.    Shareholders' equity

36.1 Share Capital

        The Annual General Meeting of 19 April 2006 approved a share capital increase of Euro 173,094,224 and a subsequent share capital reduction of Euro 219,458,748. The share capital increase was effective on 12 May 2006 through the incorporation of capital issued premiums, legal reserves and reserves for treasury shares. The share capital reduction was effective 13 September 2006 through the transfer of that amount to "Accumulated earnings". Following these transactions, PT Multimedia's fully subscribed and paid-up share capital as at 31 December 2006, amounted to Euro 30,096,683 and is represented by 309,096,828 shares with a nominal value of ten cents each with the following distribution:

  •
  308,994,828 ordinary shares; and

  •
  102,000 Class A shares.

        All the Class A shares are held by Portugal Telecom. In accordance with Portugal Telecom's Articles of Association, the Class A shares have special voting rights that allow the holders, by majority vote of that class of shares, to veto certain actions of the shareholders of PT Multimédia, namely the following:

  •
  Election of one third of the Directors, including the Chairman of the Board of Directors;

  •
  Election of the officials of the General Meeting of Shareholders and of the sole auditor;

  •
  Determining the application of the results of the period; and

  •
  Amending the bylaws, including the provisions relating to share capital increases.

36.2.     Capital issued premium

        This caption resulted from premiums generated in capital increases made by PT Multimedia. According to Portuguese law applicable to companies listed on stock exchanges under the supervision of Comissão do Mercado de Valores Mobiliários ("CMVM", the Portuguese securities and stock exchange regulator), these amounts can only be used to increase share capital or to absorb accumulated losses (without it being necessary to first use other reserves). This amount cannot be used to pay dividends or to acquire treasury shares. The total capital issued premium was used in the share capital increase effective on 11 May 2006, as approved at the Annual General Meeting of 19 April 2006.

36.3.     Treasury shares

        As of 31 December 2006, PT Multimedia had contracted equity swaps on 925,000 of its own shares with a value of Euro 9,001,900 (Note 30), which allow PT Multimedia to choose between cash settlement and physical settlement, the latter permitting PT Multimedia to acquire the shares in question. In accordance with IFRS (IAS 32), these instruments should be recognized as the effective acquisition of own shares, and a financial liability should be recorded in an amount equal to the notional amount of the contract.

36.4.     Reserves

Reserve Legal

        Portuguese law and PT Multimédia's bylaws provide that at least 5% of each year's profits must be allocated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders, except in the case of the liquidation of the company, but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted. A portion of legal reserve amounting to Euro 12,631,736 was used in the share capital increase effective on 12 May 2006, as approved at the Annual General Meeting of 19 April 2006.

Other reserves

        During 2006 the movements occurred in "Other reserves" were as follows:

	Free Reserves	Other Reserves	Reserves for cancelled treasury shares	Total
Balance as at 31 December 2005	808,847	—	1,174,257	1,983,104
Share capital increase	—	—	(1,174,257)	(1,174,257)
Share capital reduction	219,458,748	—	—	219,458,748
Earnings of subsidiaries(i)	—	25,819,670	—	25,819,670
Other movements	456,412	—	—	456,412

Balance as at 31 December 2006	220,724,007	25,819,670	—	246,543,677

(i)
This caption includes basically earnings from Cabo TV Madeirense and Cabo TV Açoreana.

37.    Guarantees and Financial Commitments

        As at 31 December 2006 and 2005, the Company has presented guarantees and comfort letters to third parties, as follows:

	2006	2005
Bank guarantees given to other entities
Suppliers(a)	6,744,914	5,706,088
Tax authorities(b)	1,854,571	1,790,128
Other	2,456,258	599,273

	11,055,743	8,095,489

Comfort letters given to other entities:
Sport TV(c)	35,000,000	40,271,952
Other	666,666	666,666

	35,666,666	40,938,618

(a)
As at 31 December 2006, this amount refers mainly to Euro 5,044,823 related to bank guarantees granted to lessors of movie theatres located in shopping centers and Euro 1,355,131 in guarantees granted to international satellite operators.

(b)
As at 31 December 2006, this amount relates to guarantees granted to tax authorities arising from tax proceedings contested by the Company and its subsidiaries.

(c)
On December 31, 2006, this amount represented the total coverage of the sureties and comfort letters provided to Sport TV by the shareholders for the guarantee of loans obtained by the company, since the responsibility of the shareholders is joint for the total amount of the loans. This amount includes a joint guarantee with Sportinvest (the other shareholder of Sport TV in conjunction with PT Contéudos) up to a sum of €70 million as a guarantee of financing granted by a financial institution to that company, obtained for the acquisition of rights for broadcasting Superliga de Futebol (Portuguese Football Superleague) games during the time periods of 2004–2005 to 2007–2008.

        As at 31 December 2006, in addition to the financial obligations recorded on the balance sheet, the Company had assumed commitments in the ordinary course of business for the purchase of basic equipment for TV Cabo Portugal and content amounting to approximately Euro 38.5 million and Euro 43 million, respectively.

38.    Statements of cash flows

        The consolidated Cash Flow Statement has been prepared in accordance with IAS 7. The following matters are described as follows:

38.1.     Cash receipts resulting from financial investments

        The caption "Cash receipts resulting from financial investments" includes the following:

	2006	2005
Loans granted:
PT SGPS	—	77,000,000
Lusomundo Media	—	28,681,140
Mundifun	—	13,686
Empresa de recreios Artísticos, Lda	485,000	—

	485,000	105,694,826

Disposal of financial investments
Lusomundo Media	—	143,782,067
Outros	—	3,200,811

	—	146,982,878

Addition paid in capital granted:
Sport TV	3,975,469	—

	4,460,469	252,677,704

38.2.     Cash receipts from dividends

        The caption "Cash receipts resulting from dividends" includes the following:

	2006	2005
Lisboa TV	1,641,167	906,861
Distodo	201,895	125,222

	1,843,062	1,032,083

38.3.     Payments resulting from financial investments

        The caption "Payments resulting from financial investments" includes the following:

	2006	2005
Payments resulting from financial investments:
Distodo	—	1,200,000
Cabo TV Madeirense	1,862,172	—

	1,862,172	1,200,000

Payments resulting from loans granted:
PT SGPS	—	45,000,000
Lusomundo Serviços	—	11,890,768
Mundifun	—	216,000

	—	57,106,768

	1,862,172	58,306,768

38.4.     Receipts from loans obtained

        The caption "Receipts resulting from loans obtained" includes the following:

	2006	2005
PT SGPS	34,144,380	134,951,029
Other	870,136	3,710,879

	35,014,516	138,661,908

38.5.     Payments resulting from loans repaid

        The caption "Payments resulting from loans repaid" includes the following:

	2006	2005
PT SGPS	—	202,208,290
Other	8,459,559	7,921,407

	8,459,559	210,129,697

38.6.     Detail of cash and cash equivalents

        As at 31 December 2006 and 2005, the detail of cash and cash equivalents was as follows:

	2006	2005
Detail of cash and cash equivalents:
Cash	580,679	1,948,142
Bank deposits	38,247,332	39,421,074
Cash equivalents	—	35,347,546

Cash and cash equivalents:	38,828,011	76,716,762

39.    Related Parties

        Balances and transactions between PT Multimédia and other companies in the PT Multimédia Group were eliminated in the consolidation process and are not disclosed in this note. Balances and transactions between Group and related companies were as follows:

	Sales and services rendered		Expenses and services obtained		Interests income		Interests expenses
Transactions
	2006	2005	2006	2005	2006	2005	2006	2005
PT Comunicações	1,215,719	1,074,069	21,271,516	108,316,422	—	—	1,188,606	—
Portugal Telecom	13,029	347,580	890,833	1,077,737	460,550	367,582	472,957	1,921,687
PT Contact	374,706	93,482	15,023,177	9,987,284	—	—	—	—
PT Pro	15,294	11,592	11,005,570	5,290,843	—	—	—	—
Octal TV	342,089	—	2,996,823	430,828	—	—	—	—
Lisboa TV	—	—	18,143,691	12,940,436	—	—	—	—
PT SI	21,903	—	10,310,566	5,806,994	—	—	—	—
Other companies	1,063,028	369,714	5,944,828	3,409,542	—	—	11,380	25,704

	3,045,768	1,896,437	85,587,002	147,260,086	460,550	367,582	1,672,943	1,947,391

	Accounts receivable		Accounts payable		Loans obtained		Loans granted
Balance
	31.12.2006	31.12.2005	31.12.2006	31.12.2006	31.12.2006	31.12.2005	31.12.2006	31.12.2005
PT Comunicações	2,187,937	1,797,965	21,524,228	26,526,679	47,410,882	65,660,531	—	—
PT Pro	456,355	1,277,286	8,748,831	6,760,090	—	—	—	—
Portugal Telecom	245,644	1,043,072	1,821,567	5,654,652	34,144,380	—	—	35,000,000
PT SI	471,886	418,048	5,922,942	8,418,952	—	—	—	—
PT Contact	189,468	121,663	4,954,999	4,010,101	—	—	—	—
Lisboa TV	2,472	2,472	6,045,831	3,667,813	—	—	—	—
Octal TV	421,562	—	7,466,314	9,229,737	—	—	—	—
Other companies	2,319,889	2,317,029	8,113,951	9,926,842	—	—	—	—

	6,295,213	6,977,535	64,598,662	74,194,866	81,555,262	65,660,531	—	35,000,000

        TV Cabo Portugal and PT Comunicações entered into contracts for the exclusive right to use network capacity for the distribution of cable and Ethernet television signals for the period of 2006-2008, for the total amount of approximately Euro 70 million.

        The terms and conditions in agreements entered into between PT Multimédia and related parties are substantially the same as those that would be reflected in agreements between independent entities in similar transactions.

        In 2006 and 2005, the remuneration of members of the corporate bodies of PT Mutlimédia was as follows:

	2006		2005
	Fixed	Variable	Fixed	Variable
Executive Committee(a)	799,512	310,000	727,813	440,000
Non-executive board members(b)	98,028	—	64,226	—
Supervisory Board	35,000	—	31,000	—
General Meeting of Shareholders	3,772	—	2,625	—

	936,312	310,000	825,664	440,000

(a)
Variable remunerations ere related to performance bonuses which were granted to the executive board members in 2006 and 2005, relating to their performance in 2005 and 2004, respectively.

(b)
In 2006, this amount includes Euro 35,331 of retroactive adjustments.

        The amounts listed in this note do not include remuneration relative to executive administrators of PT Multimédia who perform administrative functions in other companies in the Group and are remunerated by such companies.

        In 2006 and 2005, fixed remuneration of key employees of the PT Multimedia management amounted to Euro 721,816 and Euro 1,404,022, respectively, and variable remuneration amounted to Euro 433,500 and Euro 715,816, respectively.

        Sport TV was consolidated using the proportional method for purposes of presentation of the financial statements. The detail of assets and liabilities, as well as revenues and net income of Sport TV that was proportionally consolidated (50%) as at 31 December 2006 and 2005 was as follows:

	2006	2005
Current assets	48,931,781	46,396,318
Tangible assets	6,681,233	1,879,868
Deferred taxes	2,611,331	—
Other non-current assets	9,770,075	14,844,641

Total assets	67,994,420	63,120,827

Current liabilities	41,978,242	24,913,021
Long-term debt	17,500,000	34,592,053
Other non-current liabilities	56,453	33,628

Total liabilities	59,534,695	59,538,702

40.    Litigation

40.1     Legal action TMDP

        Article 106 of Law #5/2004, February 10 (Electronic Communications Law) created, under Article 13 of the Authorization Directive (Directive 2002/20/CE, March 7), the Taxa Municipal de Direitos de Passagem ("TMDP", or Municipal Fee for Right of Way) as counterpart to the "laws and taxes relative to the implantation, passage and crossing over by systems, equipment and any other resources of companies who offer electronic communications services to the public of fixed location in the public and private municipal domain". The basis for the TMDP assessment is "each invoice issued by the companies that offer networks and electronic communications services accessible to the public in a fixed location, for each of the final clients of the corresponding municipality", with the TMDP being assessed based on a maximum percentage of 0.25% of the value of these invoices. Some cities, in addition to the approval of the TMDP, have maintained charges called Occupation Taxes, with others opting for maintaining the latter taxes rather than approved the TMDP. PT Multimédia, based on legal opinions on this issue, believes that TMDP is the only tax that can be charged as compensation for the rights referred to above, namely the right to installation. Therefore, it believes that Occupation Taxes relating to a public thoroughfare charged by cities are illegal. It should be pointed out that there was already an appeal decision involving a city that subscribed to PT Multimédia's understanding, finding that it is not possible to overlap TMDP and Occupation Taxes of public thoroughfares.

40.2.     Regulatory proceedings

        PT Multimedia and TV Cabo were also accused, in September 2005, of allegedly abusive practices under Article 4 of Law 18/2003 (Portuguese Competition Law), following the execution, in March 2000, of a "Partnership Agreement" among PT Multimédia, TV Cabo and SIC-Sociedade Independente de Comunicação, SA (SIC) in connection with the acquisition, submitted to prior notification, by SIC of Lisboa TV—Informação e Multimedia, SA. In response to this accusation, PT Multimédia and TV Cabo contested the Competition Authority allegations. However, in the beginning of August 2006, the Competition Authority issued a decision imposing on PT Multimédia a fine of Euro 2,5 million, following which PT Multimédia and TV Cabo appealed to the Commerce Court of Lisbon on 8 September 2006. The appeal suspends the decision of the Competition Authority. Although the possibility of the application of penalties cannot be excluded in those cases and in other cases, PT Multimédia believes that, based on the information provided by its counsel, these claims should not have a material impact on its consolidated financial statements as at 31 December 2006.

41.    Subsequent events

        On 1 February 2007, Lusomundo Audiovisuais entered into contracts with Palm Investment Partners and Gary Barber Living Trust, headquartered in Los Angeles, California, relating to the sale of all of its interests in capital stock of Cypress Entertainment Group, Inc. and Spyglass Entertainment Group, LLC, for the amount of U.S.$746,194 (Euro 567,189). The settlement of this amount occurred in March 2007. There had been a provision for the full amount of these amounts (Note 16), and the sale therefore generated a gain of Euro 567 thousand.

PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A.

Exhibits to the Consolidated Financial Statements

1.1.    Subsidiary Companies Included in the Consolidation

			Percentage of Ownership
Company
	Head Office	Activity	Direct	Effective	Effective
			31.12.2006	31.12.2006	31.12.2005
Parent Company
PT Multimedia (parent company)	Lisbon	Management of investments in the multimedia business
Pay TV and Inetrnet
PT Televisão por Cabo, SGPS, SA. ("PT TV Cabo")	Lisbon	Management of investment in television by cable market.	PT Multimedia (100%)	100.00%	100.00%
TV Cabo Portugal	Lisbon	Distribution of television by cable and satellite, conception, realization, production and broadcasting of television and programs, operation of telecommunications services	PT Televisão Por Cabo (100%)	100.00%	100.00%
PT Conteúdos—Actividades de Televisão e Produção de Conteúdos, SA ("PT Conteúdos")	Lisbon	Production and sale of television programs and advertising management.	PT Televisão Por Cabo (100%)	100.00%	100.00%
Cabo TV Açoreana, S.A. ("Cabo TV Açoreana")	Ponta Delgada	Distribution of television signals by cable and satellite in the Azores area.	TV Cabo Portugal (83.82%)	83.82%	83.82%
Cabo TV Madeirense, S.A. ("Cabo TV Madeirense")	Funchal	Distribution of television signals by cable and satellite in the Madeira area.	TV Cabo Portugal (71.74%)	71.74%	69.00%
Audiovisuals and others
Lusomundo Audiovisuais	Lisbon	Import, distribution, commercialization and production of audiovisual products	PT Multimedia (100%)	100.00%	100.00%
Lusomundo Cinemas	Lisbon	Cinematic exhibition.	PT Multimedia (100%)	100.00%	100.00%
Lusomundo Moçambique, Lda. ("Lusomundo Moçambique")	Maputo	Cinematic exhibition.	Lusomundo Cinemas (100%)	100.00%	100.00%
Lusomundo España, SL ("Lusomundo España")	Madrid	Management of investments relating to activities in Spain in the audiovisuals business.	PT Multimedia (100%)	100.00%	100.00%

Grafilme—Sociedade Impressora de Legendas, Lda. ("Grafilme")	Lisbon	Providing services on audiovisual subtitling.	Lusomundo Audiovisuais (55.56%)	55.56%	55.56%
Other business segments
Lusomundo Editores, Lda. ("Lusomumdo Editores")	Lisbon	Movies distribution.	PT Multimedia (100%)	100.00%	100.00%
Lusomundo—Sociedade de investimentos imobiliários SGPS, SA ("Lusomundo SII")	Lisbon	Management of Real Estate.	PT Multimedia (99.87%)	99.87%	99.87%
Empracine—Empresa Promotora de ActividadesCinematográficas, Lda. ("Empracine")	Lisbon	Developing activities on movies exhibition.	Lusomundo SII (100%)	99.87%	99.87%
Lusomundo Imobiliária 2, S.A.("Lusomundo Imobiliária 2")	Lisbon	Management of Real Estate.	Lusomundo SII (99.80%)	99.68%	99.68%

I.2.    Associated Companies

			Percentage of Ownership
Company
	Head Office	Activity	Direct	Effective	Effective
			31.12.2006	31.12.2006	31.12.2005
Empresa de Recreios Artísticos, Lda. (Empresa de Recreios Artísticos") (a)	Lisbon	Cinematic exhibition	PT Multimédia (4.03%) Lusomundo SII (87.90%)	91.82%	91.82%
Distodo—Distribuição e Logística, Lda. ("Distodo")	Lisbon	Stocking, sale and distribution of audiovisual material.	Lusomundo Serviços (50.00%)	50.00%	50.00%
Canal 20 TV, S.A.	Madrid	Distribution of televised products	PT Multimédia (50.00%)	50.00%	50.00%
Lisboa TV—Informação e Multimédia, S.A. ("Lisboa TV")	Lisbon	Television operations, notably production and commercialization of programs and publicity.	PT Conteúdos (40.00%)	40.00%	40.00%
Octal TV, S.A. ("Octal TV")	Lisbon	Development, commercialization, training and consultancy in systems for interactive and broad band television.	PT Multimédia (20%)	20.00%	20.00%

SGPICE—Sociedade de Gestão de Portais de Internet e Consultoria a Empresas, S.A. ("Pme Link")	Lisbon	Developing activities providing global products and services for internet support.	PT Multimédia (11.11%)	11.11%	11.11%

(a)
This company was excluded from full consolidation with the intention of PT Multimédia proceeding with its liquidation, as it is not active. Nonetheless, the financial participation was recorded using the equity method. If the company had been fully consolidated, its impact on consolidated financial statements would not have been significant.

I.3.    Companies recorded at cost

			Percentage of Ownership
Company
	Head Office	Activity	Direct	Effective	Effective
			31.12.2006	31.12.2006	31.12.2005
PT Multimédia—Serviços de Apoio à Gestão, S.A.(b)	Lisbon	Provision of support services to companies or groups of companies	PT Multimédia (100%)	100.00%	100.00%
Empresa Cine Mourense, Lda.(a)	Moura	Cinematic exhibition	PT Multimédia (99.46%)	99.46%	99.46%
Socofil—Sociedade Comercial de Armazenamento e Expedição de Filmes, Lda.(a)	Lisbon	Distribution, exhibition, import and management of cinematography products and organization and management of spectacles	PT Multimédia (45.00%)	45.00%	45.00%
Turismo da Samba (Tusal), SARL(a)	Luanda	n/d	PT Multimédia (30.00%)	30.00%	30.00%
Filmes Mundáfrica, SARL(a)	Luanda	Cinematic exhibition	PT Multimédia (23.91%)	23.91%	23.91%
Gesgráfica—Projectos Gráficos, Lda.	Porto	Graphic production	Empresa Recreios Artísticos (20.00%)	18.36%	18.36%
Companhia de Pesca e Comércio de Angola (Cosal), SARL(a)	Luanda	n/d	PT Multimédia (15.78%)	15.76%	15.76%
Caixanet—Telecomunicações e Telemática, S.A.	Lisbon	Telecommunication services	PT Multimédia (5.00%)	5.00%	5.00%
Apor—Agência para a Modernização do Porto	Porto	Development of modernizing projects in Oporto	PT Multimédia (3.30%)	2.04%	2.04%
Cypress Entertainment Group, Inc ("Cypress") (Nota 42)(a)	Delaware	Movie production	Lusomundo Audiovisuais (2.02%)	2.02%	2.02%

Spyglass Entertainment Group, LLC (Nota 42)(a)	Burbank	Movie production	Lusomundo Audiovisuais (2.09%)	2.00%	2.00%
Lusitânea Vida—Companhia de Seguros, S.A ("Lusitânia Seguros")	Lisbon	Insurance services	PT Multimédia (0.06%)	0.06%	0.06%
Lusitânea—Companhia de Seguros, S.A ("Lusitânia Vida")	Lisbon	Insurance services	PT Multimédia (0.04%)	0.04%	0.04%

(a)
The investment in these companies are fully provisioned.

(b)
Companies without activity.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(Translation of a report originally issued in Portuguese)

Introduction

I.
In accordance with the Portuguese Securities Market Code provisions, we hereby present our Auditors' Report on the consolidated financial information included in the Board of Directors' Report and the consolidated financial statements of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("the Company") and its subsidiaries for the six month period ended 30 June 2007, which comprise the consolidated balance sheet that presents a total of 929,270,766 Euros and shareholders' equity of 379,605,575 Euros, including a net profit attributable to shareholders of the Company of 40,429,094 Euros, the consolidated statements of profit and loss by nature, of cash flows and changes in shareholders' equity for the six month period then ended and the corresponding notes.

Responsibilities

2.
The Company's Board of Directors is responsible for: (i) the preparation of consolidated financial statements that present a true and fair view of the financial position of the companies included in the consolidation, the consolidated results of their operations, the consolidated cash flows and the consolidated statement of changes in shareholders' equity; (ii) the preparation of historical financial information in accordance with International Financial Reporting Standards as adopted in the European Union, which is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code; (iii) the adoption of adequate accounting policies and criteria and the maintenance of appropriate system of internal control; and (iv) the disclosure of any significant facts that have influenced the operations of the companies included in the consolidation, their financial position, results of operations and cash flows.

3.
Our responsibility is to audit the financial information contained in the accounting documents referred to above, including verifying that, in all material respects, the information is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code, and to issue a professional and independent report based on our work.

Scope

4.
Our audit was performed in accordance with the Auditing Standards ("Normas Técnicas e as Directrizes de Revisão/Auditoria") issued by the Portuguese Institute of Statutory Auditors ("Ordem dos Revisores Oficiais de Contas"), which require the audit to be planned and performed with the objective of obtaining reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes verifying, on a sample basis, evidence supporting the amounts and disclosures in the consolidated financial statements and assessing the significant estimates, based on judgments and criteria defined by the Board of Directors, used in their preparation. An audit also includes verifying the consolidation procedures and that the financial statements of the companies included in the consolidation have been appropriately audited, assessing the adequacy of the accounting policies used, their uniform application and their disclosure, taking into consideration the circumstances, verifying the applicability of the going concern concept, verifying the adequacy of the overall presentation of the consolidated financial statements and assessing if, in all material respects, the consolidated financial information is complete, true, timely, clear, objective and licit. An audit also includes verifying that the consolidated financial information included in the consolidated Board of Directors' Report is consistent with the consolidated financial statements. We believe that our audit provides a reasonable basis for expressing our opinion.

Opinion

5.
In our opinion, the consolidated financial statements referred to in paragraph 1 above, present fairly, in all material respects, the consolidated financial position of PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. and its subsidiaries as of 30 June 2007 and the consolidated results of its operations, its consolidated cash flows and changes in shareholders' equity for the six month period then ended, in conformity with International Financial Reporting Standards as adopted in the European Union and the financial information contained therein is, in terms of the definitions included in the auditing standards referred to in paragraph 4 above, complete, true, timely, clear, objective and licit.

Lisbon, 22 September 2007

/s/ DELOITTE & ASSOCIADOS, SROC S.A. Represented by Manuel Maria Reis Boto

PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A.

CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2007 AND 2006
(Amounts stated in Euros)

	Notes	2007	2006
REVENUES
Services rendered	6	330,190,256	305,731,517
Sales	6	16,941,834	14,652,116
Other revenues	6	3,560,291	4,303,397

		350,692,381	324,687,030

COSTS, EXPENSES, LOSSES AND INCOME
Wages and salaries	7	19,890,380	21,469,203
Direct costs	8	108,522,917	102,657,908
Costs of products sold	9	5,214,268	2,814,204
Marketing and publicity		9,978,400	8,038,735
Support services	10	27,579,519	23,536,783
Supplies and external services	10	59,516,027	50,963,992
Indirect taxes		758,517	976,021
Provisions and adjustments	34	5,098,361	8,034,505
Depreciation and amortisation	28 and 29	54,540,978	50,865,706
Curtailment costs		206,200	—
Losses on disposals of fixed assets, net		328,279	210,718
Other costs, net	12	1,355,938	(8,270,010)

		292,989,784	261,297,765

Income before financial results and taxes		57,702,597	63,389,265
Net interest expense		4,617,436	3,640,616
Net foreign currency exchange gains		(110,155)	(338,407)
Net losses/(gains) on financial assets	13	(2,731,992)	3,268
Equity losses/(earnings) on associated companies, net	14	(1,390,669)	283,365
Net other financial expenses/(gains)		(46,866)	71,018

		337,754	3,659,860

Income before taxes		57,364,843	59,729,405
Income taxes	15	15,348,302	14,555,312

NET INCOME		42,016,541	45,174,093

Attributable to minority interests	16	1,587,447	1,623,166
Attributable to equity holders of the parent	18	40,429,094	43,550,927
Basic and diluted earnings per share	18	0.13	0.14
The accompanying notes form an integral part of these financial statements.

PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A.

CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2007 AND 31 DECEMBER 2006
(Amounts stated in Euros)

	Notes	30 Jun 2007	31 Dec 2006
ASSETS
Current Assets
Cash and cash equivalents	19	36,665,630	38,828,011
Accounts receivable-trade	20	87,781,059	105,456,464
Accounts receivable-other	21	66,411,673	56,067,915
Inventories	22	36,438,926	14,907,649
Taxes receivable	23	6,868,536	12,454,494
Prepaid expenses	24	13,643,551	29,653,015
Other current assets	25	18,528,108	2,678,161

Total current assets		266,337,483	260,045,709

Non-Current Assets
Prepaid expenses	24	2,214,583	9,768,750
Investments in group companies	26	15,583,979	18,308,648
Other investments	27	30,867	30,867
Intangible assets	28	262,256,574	283,615,597
Tangible assets	29	306,463,450	297,282,365
Deferred taxes	15	76,382,310	89,118,029
Other non-current assets	25	1,520	17,007,585

Total non-current assets		662,933,283	715,131,841

Total assets		929,270,766	975,177,550

LIABILITIES
Current Liabilities:
Short-term debt	30	127,650,788	91,655,758
Accounts payable-other	31	175,326,943	187,842,345
Accrued expenses	32	49,714,446	50,999,975
Deferred income	33	2,858,040	1,620,232
Taxes payable	23	14,269,977	13,406,011
Provisions	34	7,838,602	7,703,066
Other current liabilities	35	18,079,938	2,126,632

Total current liabilities		395,738,734	355,354,019

Non-Current Liabilities
Medium and long-term debt	30	149,063,567	173,964,086
Accounts payable-other		42,264	56,452
Provisions	34	4,793,813	4,701,407
Deferred taxes	15	26,813	29,169
Other non-current liabilities	35	—	17,007,585

Total non-current liabilities		153,926,457	195,758,699

Total liabilities		549,665,191	551,112,718

SHAREHOLDERS' EQUITY
Share capital	36	3,090,968	30,909,683
Treasury shares	36	—	(9,001,900)
Legal reserve	36	3,556,300	128,386
Other reserves	36	274,280,069	246,543,677
Accumulated earnings		90,343,012	146,058,208

Equity excluding minority interests		371,270,349	414,638,054
Minority interests	16	8,335,226	9,426,778

Total equity		379,605,575	424,064,832

Total liabilities and shareholders' equity		929,270,766	975,177,550

The accompanying notes form an integral part of these financial statements.

PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR 2006 AND THE SIX MONTHS ENDED 30 JUNE 2007

(Amounts stated in Euros)

	Share capital	Capital issued premium	Treasury shares	Legal reserve	Other reserves	Accumulated earnings	Minority interests	Total equity
Balance as at 31 December 2005	77,274,207	159,288,231	(8,520,000)	7,039,998	1,983,104	192,055,109	9,554,311	438,674,960

Earnings allocation to legal reserve	—	—	—	5,720,124	—	(5,720,124)	—	—
Dividends paid	—	—	—	—	—	(85,001,627)	—	(85,001,627)
Acquisitions of treasury shares	—	—	(481,900)	—	—	—	—	(481,900)
Share capital increase (i)	173,094,224	(159,288,231)	—	(12,631,736)	(1,174,257)	—	—	—
Share capital reduction (i)	(219,458,748)	—	—	—	219,458,748	—	—	—
Earnings from associated companies (iii)	—	—	—	—	25,819,670	(25,819,670)	—	—
Net income	—	—	—	—	—	71,147,006	2,984,083	74,131,089
Other	—	—	—	—	456,412	(602,486)	(3,111,616)	(3,257,690)

Balance as at 31 December 2006	30,909,683	—	(9,001,900)	128,386	246,543,677	146,058,208	9,426,778	424,064,832

Earnings allocation to legal reserve	—	—	—	3,427,914	—	(3,427,914)	—	—
Dividends paid (Note 17)	—	—	—	—	—	(92,729,048)	—	(92,729,048)
Share capital reduction (i)	(27,818,715)	—	—	—	27,818,715	—	—	—
Cash settlement of equity swaps (ii)	—	—	9,001,900	—	—	—	—	9,001,900
Earnings from associated companies (iii)	—	—	—	—	5,330,902	(5,330,902)	—	—
Net income	—	—	—	—	—	40,429,094	1,587,447	42,016,541
Other	—	—	—	—	(82,323)	12,672	(2,678,999)	(2,748,650)

Balance as at 30 June 2007	3,090,968	—	—	3,556,300	279,610,971	85,012,110	8,335,226	379,605,575

(i)
On 19 April 2006, PT Multimedia approved a share capital increase of Euro 173,094,224 through incorporation of capital issued premium, legal reserves and reserves for treasury shares of Euro 159,288,231, Euro 12,631,736 and Euro 1,174,257, respectively. On 13 September 2006 and 24 April 2007, PT Multimedia approved share capital reductions of Euro 219,458,748 and Euro 27,818,715, respectively, transferring these amounts to distributable reserves.

(ii)
As at 31 December 2006, PT Multimedia had contracted equity swaps for 925,000 own shares totalling Euro 9,001,900, which in accordance with IFRS (IAS 32) was recognised as an effective acquisition of treasury shares, requiring the recognition of a corresponding financial liability. During the first half of 2007, these equity swaps were cash settled, and as a result, the corresponding treasury shares and the financial liability of Euro 9,001,900 were cancelled. In addition, PT Multimedia received an amount of Euro 2,163,792 (Note 13) corresponding to the difference between the exercise price of the equity swap and the PTM share price at the date of settlement.

(iii)
This amount is primarily related to the difference between the 2005 and 2006 results of subsidiary and affiliated companies considered in preparation of the Company's consolidated statements and the dividends distributed by those companies during 2006 and 2007 in the amount of Euro 25,749,732 and Euro 5,897,519, respectively.

The accompanying notes form an integral part of these financial statements.

PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED 30 JUNE 2007 AND 2006

(Amounts stated in Euros)

	Notes	2007	2006
OPERATING ACTIVITIES
Collections from clients		423,491,802	373,503,765
Payments to suppliers		(266,505,895)	(235,362,441)
Payments to employees		(19,972,248)	(19,759,409)
Payments relating to income taxes		(1,093,898)	(1,038,541)
Payments relating to indirect taxes and other		(9,392,261)	(11,227,525)

Cash flow from operating activities(1)		126,527,500	106,115,849

INVESTING ACTIVITIES
Cash receipts resulting from:
Financial investments	38.1	3,340,528	10,204,840
Tangible fixed assets		265,568	319,273
Interest and related income		485,304	1,766,696
Dividends	38.2	1,476,409	1,641,167
Other investing activities	13	2,163,792	1,751,590

		7,731,601	15,683,566

Payments resulting from:
Financial investments	38.3	(3,462)	(10,204,840)
Tangible fixed assets		(53,261,337)	(51,772,918)
Intangible assets		(831,080)	(25,676,693)
Other investing activities		(551)	(554,027)

		(54,096,430)	(88,208,478)

Cash flow from investing activities(2)		(46,364,829)	(72,524,912)

FINANCING ACTIVITIES:
Cash receipts resulting from:
Loans obtained	38.4	45,595,904	32,198,667
Increases in share capital and paid-in surplus		—	1,677,571
Other financing activities		333,367	566,054

		45,929,271	34,442,292

Payments resulting from:
Loans repaid	38.5	(7,485,000)	—
Lease rentals (principal)	38.6	(18,738,644)	(9,637,057)
Interest and related expenses		(6,725,244)	(4,973,425)
Dividends	38.7	(95,356,704)	(87,356,166)
Other financing activities		—	(70,638)

		(128,305,592)	(102,037,286)

Cash flow from financing activities(3)		(82,376,321)	(67,594,994)

Change in cash and cash equivalents (4)=(1)+(2)+(3)		(2,213,650)	(34,004,057)
Effect of exchange differences		51,269	16,348
Cash and cash equivalents at the beginning of the period	38.8	38,828,011	76,716,762

Cash and cash equivalents at the end of the period	38.8	36,665,630	42,729,053

The accompanying notes form an integral part of these financial statements.

PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A.

Notes to the Consolidated Financials Statements

(Amounts stated in Euros)

1.    Introduction

        PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT Multimedia", "PTM" or "the Company") was formed by Portugal Telecom, SGPS, S.A. ("Portugal Telecom") on 15 July 1999 for the purpose of developing multimedia businesses. Currently, the multimedia businesses undertaken by PT Multimedia and its subsidiaries ("Group" or "PTM Group") include cable and satellite television services, voice and internet access services, the distribution and sale of DVDs, pay TV advertising and cinema exhibition and film distribution. PT Multimedia produces premium movie channels for its pay TV platform and for reselling to other cable television distributors.

        Cable and satellite television services are rendered by CATVP—TV Cabo Portugal, S.A. and its subsidiaries (together "TV Cabo"). TV Cabo was created on 3 November 1992 and began its activities on 29 July 1993, which include: a) cable and satellite television; b) electronic communications services, including data and multimedia communications services; c) voice over internet service provider ("VOIP") and d) consulting, advisory and other services directly or indirectly related to the activities mentioned above.

        In 2004, Law 5/2004 (Electronic Communications Law) was approved, which sets forth the regime for electronic communication networks and services and revokes Law 91/97, Decree Law 381-A/97 and Decree Law 241/97, among others. In accordance with the Electronic Communications Law, which substantially changed the system under which TV Cabo and its subsidiaries operate, a general authorization system is now in effect whereby companies desiring to provide electronic communication networks and services must simply provide the National Communications Authority ("ANACOM") with a brief description of the network or service they seek to start up and the commencement date thereof. ANACOM then issues a statement confirming this notification and describing in detail the rights concerning access, interconnection and installation of resources. As a follow-up to the Electronic Communications Law, ANACOM will publish regulations for implementing purposes, as well as making any changes and adaptations to registers, licenses and authorizations issued pursuant to the Law, as is the case with TV Cabo and its subsidiaries. The Electronic Communications Law does not set limits for exercising activities, nor rules for reversion of assets, as was the case with the previous legal provisions with regard to cable network operator activities.

        PT Conteúdos—Actividade de Televisão e de Produção de Conteúdos, S.A. ("PT Conteúdos"), whose main activities involve television operations and content production, currently produces the premium movie channels distributed through TV Cabo and other cable network operators, and also manages the advertising slots for certain channels distributed by TV Cabo.

        Lusomundo Audiovisuais, S.A. ("Lusomundo Audiovisuais") and Lusomundo Cinemas, S.A. ("Lusomundo Cinemas") undertake their activities in the area of audiovisuals, which includes the distribution and sale of DVDs, film distribution and cinema exhibition.

        The shares of PT Multimedia are traded on the Euronext Lisbon Stock Exchange and, as at 30 June 2007, a total of 180,609,700 shares, corresponding to 58.43% of the share capital of the company, are owned by Portugal Telecom, including 102,000 Class A shares (Note 36.1).

        The consolidated financial statements as at and for the six months ended 30 June 2007 were approved by the Board of Directors and authorized for issue on 21 September 2007.

2.    Basis of presentation

        The consolidated financial statements are presented in Euros, which is the currency of the majority of the Group's operations. Financial statements of foreign subsidiaries are translated into Euros according to the accounting principles described in Note 3.

        The consolidated financial statements of PT Multimedia are prepared under International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and adopted by the European Union ("EU"), including all interpretations of the International Financial Reporting Interpretation Committee ("IFRIC") that were in effect on the date of approval of the financial statements. For PT Multimedia, there are no differences between IFRS as adopted by the European Union and IFRS published by the International Accounting Standards Board.

        The consolidated financial statements were prepared assuming the continuity of the operations, based on accounting records of all subsidiaries included in the consolidation (Exhibit 1.1).

        The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions based on the best information possible as of the date of preparation of the financial statements (Note 3).

a)  Consolidation principles

Controlled entities

        PT Multimedia has fully consolidated the financial statements of all controlled entities. Control is achieved where the PTM Group has the majority of the voting rights at the General Meeting of Shareholders, directly or indirectly, or has the power to determine the financial and operating policies of an entity. In cases where the Group does not have a direct interest in the capital of the entity but in substance controls the entity, the financial statements of the entity are fully consolidated. Any entities that fall in these categories are indicated in Exhibit 1.1.

        The interest of any third party in the shareholders' equity and net income of fully consolidated companies is presented separately in the consolidated balance sheet and consolidated income statement under the caption "Minority interests" (Note 16). Any losses applicable to the minorities in excess of the minority's interest in the subsidiary's equity are allocated against the interest of the Group, except to the extent that the minority has a binding obligation and is able to make an additional investment to cover those losses. If the controlled entity later reports profits, the Company appropriates the profits to the extent of the losses attributable to minority interests that were previously absorbed by the Group.

        Assets, liabilities and contingent liabilities of an acquired subsidiary are measured at fair value at the acquisition date. Any excess of the acquisition cost over the fair value of identifiable net assets is recognised as goodwill. If the acquisition cost is lower than the fair value of identifiable net assets acquired, the difference is recognised as a gain in the period the acquisition occurs. Minority interests are presented proportionally to the fair value of identifiable net assets and liabilities.

        The results of subsidiaries acquired or disposed of during the period are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

        All intra-group transactions and balances are eliminated in the consolidation process. Gains obtained in intra-group sales of affiliated companies are also eliminated on the consolidation process.

        When necessary, adjustments are made to the financial statements of subsidiaries in order to align their accounting policies with those adopted by the Group.

Interests in joint ventures

        PT Multimedia has proportionally consolidated the financial statements of jointly controlled entities beginning on the date the joint control is effective. Under this method, assets, liabilities, income and expenses of the entity are added, on a proportional basis, to the corresponding consolidated caption. Financial investments are classified as jointly controlled entities if the joint control agreement clearly demonstrates the existence of joint control. Any entities that fall in these categories are indicated in Exhibit 1.3.

        All transactions and balances with jointly controlled entities are eliminated to the extent of the Group's interest in the joint venture.

        The only joint-venture company of the Group is Sport TV, S.A. ("Sport TV"), 50% of which is controlled by PT Conteúdos and the other 50% by Sportinvest, SGPS, S.A. ("Sportinvest", a holding company of the Controlinvest Group).

Investments in associates

        An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in decisions relating to the financial and operating policies of the entity, but not control or joint control.

        Any excess of the cost of acquisition over the Group's share of the fair value of the identifiable net assets of the associate, at the date of acquisition, is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed annually for impairment. If the acquisition cost is lower than the fair value of identifiable net assets, the difference is recognised as a gain in the period the acquisition occurs.

        Financial investments in associated companies are accounted for under the equity method (Exhibit 1.2). Under this method, investments in associated companies are carried at cost in the consolidated balance sheet, adjusted periodically for the Group's share in the results of the associated company, recorded on the income statements under the caption "Equity in losses (earnings) of associated companies, net". In addition, financial investments are adjusted for any impairment losses that may occur.

        Losses in associated companies in excess of the cost of acquisition are not recognised, except where the Group has assumed any commitment to cover those losses.

        Dividends received from associated companies are recognised as a reduction to the caring value of financial investments.

Non-current assets held for sale

        Non-current assets (or discontinued operations) are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when: (1) the sale is highly probable and the asset is available for immediate sale in its present condition; (2) management has assumed a commitment to the sale; and (3) the sale is expected to be completed within twelve months. Non-current assets classified as held for sale are measured at the lower of the assets' previous carrying amounts and the fair value less costs to sell.

Goodwill

        Goodwill represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, jointly controlled entity or associated company and is recognised at the date of acquisition, in accordance with IFRS 3. Pursuant to the exemption provided in IFRS 1, the Group used the provisions of IFRS 3 only for acquisitions that occurred after 1 January 2004. Goodwill related to acquisitions made before that time was recorded at its carrying amount, rather than being recalculated in accordance with IFRS 3, and is subject to annual impairment tests thereafter.

        Goodwill is recorded as an asset and included under the caption "Intangible assets" (Note 28) in the case of a subsidiary or jointly controlled entity, or under "Investments in group companies" (Note 26) in the case of an associated company. Goodwill is not amortised but is tested for impairment on an annual basis or whenever there are indications of a loss of value. Any impairment is recorded immediately as an expense in the income statement in the period it occurs and cannot be reversed in a subsequent period.

        On disposal of a subsidiary, jointly controlled entity or associate, the goodwill allocated to that investment is included in the determination of the gain or loss on disposal.

b)  Changes in the consolidated Group

        There were no relevant changes in the Consolidated Group during 2006 and the first half of 2007.

3.    Summary of Significant Accounting Policies, Judgments and Estimates

a)  Current classification

        Assets to be realized and liabilities to be settled within one year from the date of the balance sheet are classified as current assets and liabilities, respectively.

b)  Inventories

        Inventories are stated at average acquisition cost. An adjustment to the carrying value of inventories is recognised when, due to technological obsolescence, use of inventory is no longer foreseen or when the net realizable value is lower than the average cost. This adjustment is recognized in the income statement of the period when the loss occurs under the caption "Cost of products sold" (Note 9).

c)  Sport exhibition rights

        Sport exhibition rights for the broadcast of sporting events are stated at acquisition cost under the caption "Prepaid expenses". These costs are recognised when the corresponding sport exhibition rights are used.

d)  Distribution rights to audiovisual content

        Costs associated with distribution rights of audiovisual contents acquired by Lusomundo Audiovisuais for exhibition are accounted for in the income statement during the period the audiovisual content is exhibited, considering the maximum period of the distribution right under the contract. Advance payments made to audiovisual content producers are recorded under the caption "Advancements to suppliers" until the first exhibition. After that, they are transferred to the caption "Deferred costs".

e)  Tangible assets

        Tangible assets are stated at acquisition cost, net of accumulated depreciation, accumulated impairment losses and investment subsidies, when applicable. Acquisition cost includes, in addition to the amount paid to acquire the asset, direct expenses related to the acquisition process, and the estimated cost of dismantling or removing of the assets (Notes 3.h and 34).

        Tangible assets are depreciated on a straight-line basis from the month they are completed or are available for use. The amount of the asset to be depreciated is deducted from any residual value, if it is measurable. The depreciation rates correspond to the following estimated average useful lives, defined based on the expected use of the asset:

Years
Buildings and other construction	5–50
Basic equipment:
Network installations and equipment	4–20
Terminal equipment	4–5
Other telecommunications equipment	5
Other basic equipment	3–10
Transportation equipment	3–8
Tools and dies	4–10
Administrative equipment	3–10
Other tangible fixed assets	4–10

        Estimated losses resulting from the replacement of equipment before the end of their useful lives, for reasons of technological obsolescence, are recognised as a deduction from the corresponding asset's value against the earnings for the period. The cost of recurring maintenance and repairs is charged to earnings as incurred. Costs associated to significant renewals and improvements are capitalized, if future economic benefits are expected and those benefits can be reliably measured. Depreciation periods for those capitalized assets correspond to the period of the expected recovery of the investment.

        When an asset is recorded as held for sale, its carrying amount is classified in current assets held for sale, and depreciation ceases. The gain or loss arising on the disposal of a tangible asset is determined as the difference between the sales proceeds and the carrying amount of the assets and is recognised in the income statement under the caption "Losses on disposals of fixed assets, net".

f)  Intangible assets

        Intangible assets are stated at acquisition cost, net of accumulated amortisation and accumulated impairment losses, if any. Intangible assets are recognised only if any future economic benefits are expected and those benefits can be reliably measured.

        Intangible assets primarily include goodwill (Note 2.a), lease rights, related to the acquisition of telecommunications capacity, software licenses and other contractual rights.

        Internally generated intangible assets, namely current research and development expenditures, are expensed when incurred. Development expenditures can only be recognised initially as an intangible asset if the Company demonstrates the technical ability to complete the project and put the asset in use or available for sale.

        Intangible assets, except goodwill, are amortised on a straight-line basis from the month they are available for use, during the following periods:

Years
Period of the agreement
Lease rights
Software licenses	3–8
Other intangible assets	3–8

g)  Impairment of tangible and intangible assets, excluding goodwill

        The Group assesses annually, at the balance sheet date, its tangible and intangible assets for impairment losses. This assessment is also made if any event or change in circumstances is identified that indicates that the recorded value of the asset may not be recovered. In case of any such indication, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

        Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less cost to sell and value in use. The fair value less cost to sell is the amount that could be received in a transaction with an independent and knowledgeable entity, minus the direct costs related to the sale. The value in use is the estimated future cash flows, discounted to their present value, based on the continuing use of the asset and its disposition at the end of its useful life. If the recoverable amount of an asset is estimated to be less than its carrying amount, an impairment loss is recognised immediately in the income statement under the caption "Depreciation and amortisation".

        A reversal of previously recorded impairment losses is recorded when there are indications that these losses no longer exist or have decreased. A reversal of an impairment loss is recognized in the income statement in the period in which it occurs. However, a reversal of an impairment loss may be recorded only to the extent that the increased carrying amount does not exceed the carrying amount that would have been recorded (net of depreciation and amortisation) had no impairment loss been recognised for the asset in prior periods.

h)  Provisions and contingent liabilities

        Provisions are recognised when (i) the Group has a present obligation as a result of a past event and it is probable that an outflow of internal resources will be required to settle the obligation and (ii) a reliable estimate can be made of the amount of the obligation.

        Where any of the above mentioned criteria does not exist or is not accomplished, the Group disclose the event as a contingent liability, unless the cash outflow is remote.

        Provisions for restructuring are only recognised if a detailed and formal plan exists and if the plan is communicated to the parties involved.

        Provisions for dismantling and removing assets and renovations are recognised from the day the assets are in use, in accordance with the best estimates at that date (Notes 3.e and 34). The amount of the provision recorded reflects the effect of the passage of time, with updates to that amount recognised in the income statement under the caption "Net interest expense".

        Provisions are updated as of the balance sheet date, based on the best estimate of the Group's management.

i)  Subsidies

        Subsidies from the Portuguese Government and from the European Union are recognised at fair value when the receivable is probable and the Company can comply with all requirements of the subsidy program. Subsidies for training and other operating activities are recognised in the income statement when the related expenses are recognised. Subsidies to acquire tangible assets are deducted from the carrying amount of the related assets.

j)  Financial instruments

        Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

  (i)  Trade receivables

          Trade receivables do not have any implicit interest and are presented at nominal value, net of allowances for estimated unrecoverable amounts.

  (ii)  Investments

          Financial investments, excluding controlled entities, associated entities and interests in joint ventures, are classified as: (i) held to maturity, (ii) held for trading and (iii) available for sale.

          Held to maturity investments are classified as non-current assets, except for those whose maturity date occurs within the next twelve months from the balance sheet date. This caption includes all investments with a defined maturity date if the Group intends and has the ability to hold them until that date.

          Held for trading investments are classified as current assets, and available for sale investments are classified as non-current assets.

          All acquisitions and disposals of these investments are recognised on the date the agreement or contract is signed, independent of the settlement date.

          Investments are initially recognised at their acquisition cost, including any expenses related to the transaction. Subsequent to the initial recognition, held for trading investments and available for sale investments are re-evaluated at fair value with reference to their market value at the balance sheet date, without any deduction for transaction costs that may arise in connection with their sale. In situations where the investments are interests in capital stock not listed on any regulated market and where an estimate of fair value is not reliable, the investments are recognised at acquisition cost, net of any impairment losses.

          The gains and losses from any adjustment in the fair value of investments are recognized in the period in which the adjustments occur, with adjustments to the fair value of current assets recognized in the income statement, while adjustments to the fair value of investments classified as available for sale are recognized directly in shareholders' equity. On disposal or impairment of an available for sale investment, accumulated changes in the fair value of the investment previously recognised in shareholders' equity are transferred to the income statement of the period.

          Held to maturity investments are recognised at acquisition cost, net of any impairment losses.

  (iii)  Financial liabilities and equity instruments

          Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into, regardless of the legal form they take. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recognised based on the proceeds, net of any transaction costs from their issuance.

  (iv)  Bank loans

          Bank loans are recognised as a liability based on the proceeds, net of any transaction cost. Interest cost, computed based on the effective interest rate and including premiums, is recognised when incurred.

  (v)  Trade payables

          Trade payables do not have any implicit interest and are recognised at nominal value, which is substantially similar to their fair value.

  (vi)  Derivative financial instruments and hedge accounting

          The Group's policy is to enter into derivative financial instruments to hedge the financial risks to which it is exposed due to variations in exchange rates.

          The Group does not enter into derivative instruments for speculative purposes, and the use of derivative instruments is subject to internal policies defined by the Executive Board. Derivative financial instruments are measured at fair value, and the method of recognition depends on the nature of the instrument and purpose of entering into the instrument.

  Hedge accounting

          The provisions and requirements of IAS 39 must be met in order to qualify for hedge accounting.

          Changes in the fair value of derivative financial instruments classified as fair value hedges are recognised in the income statement for the period, together with the changes in the value of the covered assets or liabilities.

          The effective portion of the changes in the fair value of derivative financial instruments classified as cash flow hedges is recognised directly in accumulated earnings, under the caption "Other reserves", and the ineffective portion is recognised in the income statement. When changes in the value of the covered asset or liability are recognised in the income statement, the corresponding amount of the derivative financial instrument previously recognised under the caption "Other reserves" is transferred to net income.

          Hedge accounting is discontinued when the hedging instrument expires or is sold or exercised, or no longer qualifies for hedge accounting under the provisions of IAS 39.

          Changes in the fair value of derivative financial instruments that, in accordance with internal policies, were entered to economically hedge any asset or liability but do not comply with the provisions and requirements of IAS 39 to be accounted for as hedges are recognised in the income statement in the period in which they occur.

          As at 30 June 2007, PT Multimedia has no derivative financial instruments.

  (vii)  Treasury shares

          Treasury shares are recognised in shareholders' equity, under the caption "Treasury shares" at acquisition cost as a reduction in shareholders' equity, and gains or losses obtained in the disposal of those shares are recorded under the caption "Other reserves". The equity swaps on own shares that have been entered into by PT Multimedia have the characteristics of an acquisition of own shares and have therefore been recorded in a manner similar to an acquisition of own shares, as described above. These instruments are recorded as a financial liability in the amount corresponding to the value of the total shares to be acquired as of the date of the contract (Note 36.2).

  (viii)  Cash and cash equivalents

          Cash and cash equivalents consist of cash on hand, demand deposits, time deposits and other short-term highly liquid investments (due within three months or less from the date of acquisition that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value).

          In the consolidated cash flow statements, the caption "Cash and cash equivalents" may also include overdrafts recognised under the caption "Short-term debt".

  (ix)  Qualified Technological Equipment transactions

          PT Multimedia, through TV Cabo, entered into certain Qualified Technological Equipment transactions ("QTE"), whereby certain tangible assets were sold to foreign entities. Simultaneously, those foreign entities entered into leasing contracts on the equipment with special purpose entities, which entered into conditional sale agreements with TV Cabo with respect to that equipment. TV Cabo maintained the legal possession of this equipment.

          These transactions represent sale and leaseback transactions, and the equipment continued to be recorded as assets of TV Cabo. Because TV Cabo obtained the economic benefits of the transactions, an asset was recorded in the amount of the sale of the equipment (Note 25), and a liability was recorded in the amount of the future payments under the leasing contract ending in May 2008 (Note 35). As at the balance sheet date those amounts are measured at fair value and amounted to Euro 18,079,938 (Notes 25 and 35) as at 30 June 2007.

          Premiums received by TV Cabo from this transaction are recognised in earnings on a straight-line basis during the period of the contracts. As at 30 June 2007, the premiums still to be amortized amount to Euro 4.8 million and are recorded as a deduction to the book value of the corresponding tangible assets.

k)  Leases

        Leases are classified (1) as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee and (2) as operating leases when substantially all the risks and rewards of ownership are not transferred to the lessee.

        The classification of leases depends on the substance of the transaction and not on the form of the contract.

        Assets acquired under leases and the corresponding liability to the lessor are accounted for under the finance method, with the assets, principal payments and outstanding balance recorded in accordance with the lease payment plan. Interest included in the rents and the depreciation of the assets is recognised in the income statement in the applicable period.

        Under operating leases, rents are recognised on a straight-line basis during the period of the lease.

l)  Taxation

        Income tax expense represents the sum of the tax currently payable and deferred tax.

        PT Multimedia adopted the tax consolidation regime in Portugal for groups of companies. The provision for income taxes is determined on the basis of the estimated taxable income for all the companies in which it holds, directly or indirectly, 90% or more of the share capital and that are Portuguese residents and subject to the Corporate Income Tax (IRC).

        The remaining Group companies, not covered by the tax consolidation regime, are taxed individually based on their respective taxable income at the applicable tax rates.

        Income tax is recognised in accordance with IAS 12. The tax currently payable is based on the taxable profit for the period and on deferred tax, which is based on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, as well as based on reportable tax losses on the date of the balance sheet.

        Deferred tax assets are recognised only to the extent that it is probable that these may be used to reduce future taxable profits or when there are deferred tax liabilities whose reversal is expected in the same period in which the deferred tax assets are expected to be reversed. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

        The amount of tax attributable to current taxes or deferred taxes resulting from transactions or events recognized in equity is recorded directly in the applicable shareholders' equity captions and does not affect the results of the period.

m)  Revenue recognition

        PT Multimedia's revenue arises principally from:

  •
  Cable and satellite television services;

  •
  Voice and internet access services;

  •
  Pay TV advertising;

  •
  Movie exhibition and distribution; and

  •
  Sales of DVDs and terminal equipment.

        Whenever applicable, revenues from the sale of goods and services are allocated to each of their components based on their fair value and recognized separately in accordance with the criteria defined for each, as follows:

Cable and satellite television services

        Revenues from cable and satellite television services result primarily from: (i) monthly subscription fees for the use of the service; (ii) amounts billed for the installation of the service and (iii) rental of equipment. Revenues from monthly subscriptions and installation are recognized in the period service is rendered to the customer, and revenues from the rental of equipment are recognized during the rental period.

Voice and internet access services

        Revenue from voice and internet access services, provided through the cable network, is mainly from monthly subscriptions and/or use of the internet, depending on the mode chosen by the customer. This revenue is recognized in the period in which the service is provided.

Pay TV advertising

        Advertising revenues from pay TV and related discounts are recognised in the period when the advertising is run.

Movie exhibition and distribution

        Revenues from the exhibition of films result from the sale of cinema tickets, and revenues from the distribution of films result from the sale to other cinema operators of exhibition rights acquired from film producers and distributors. These revenues are recognised in the period of the exhibition or in the period of the sale of the rights, as applicable.

Sales of DVDs and terminal equipment

        Revenues from sales of DVDs and terminal equipment are recognised in the period the sale occurs.

        As of each balance sheet date, trade receivables are adjusted for the estimated risks of collection, with unrecoverable amounts recognized in the income statement of the period under the caption "Provisions and adjustments" (Note 34).

        All other expenses and costs are recognised when incurred on an accrual basis, regardless of the time of receipt or payment.

n)  Foreign currency transactions and balances

        Transactions denominated in foreign currencies are translated into Euros at the rates of exchange prevailing at the time the transactions are entered into. At the balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates prevailing at such date. The resulting gains or losses on foreign exchange transactions are recognised in the income statement, except for unrealized exchange differences in long-term intra-group balances, representing an extension of the related investment, which are recognised in shareholders' equity under the caption "Other reserves".

        The financial statements of subsidiaries denominated in foreign currencies are translated to Euros, using the following exchange rates:

  •
  Assets and liabilities at exchange rates prevailing at the balance sheet date;

  •
  Profit and loss items at the average exchange rates for the reported period;

  •
  Cash flow items at the average exchange rates for the reported period, where these rates are closer to the effective exchange rates, or at the rate of the day of the transaction, for the remaining cash flow items; and

  •
  Share capital, reserves and retained earnings at historical rates.

        The effect of translation differences from the conversion of financial statements denominated in foreign currency is recognised in shareholders' equity under the caption "Other reserves".

o)  Borrowing costs

        Borrowing costs related to loans are recognised in the income statement when incurred. The Group does not capitalise any borrowing costs.

p)  Cash flow statements

        Consolidated cash flow statements are prepared in accordance with IFRS using the direct method. The Group classifies all highly liquid investments purchased, with original maturity of three months or less and for which the risk of change in value is insignificant, as cash and cash equivalents. The "Cash and cash equivalents" item presented in the cash flow statement also includes negative amounts related to overdrafts classified in the balance sheet under the caption "Short-term debt".

        Cash flows are classified according to three main categories, depending on their nature: (1) operating activities; (2) investing activities; and (3) financing activities. Cash flows from operating activities include mainly collections from customers, payments to suppliers, payments to personnel and other collections and payments related to operating activities. Cash flows from investing activities include mainly acquisitions and disposals of investments in associated companies and the purchase and sale of property, plant and equipment. Cash flows from financing activities include mainly borrowing and repayments of debt, acquisition and sales of treasury shares and payments of dividends to shareholders.

q)  Subsequent events

        Events that occurred after the balance sheet date that provide additional information about conditions that existed on that date are considered when preparing the financial statements for the period.

        Events that occurred after the balance sheet date that provide information about conditions that existed after that date are disclosed in the notes to the financial statements, if material.

r)  Critical judgments and estimates

        In preparing the financial statements and accounting estimates herein, management has made use of its best knowledge of past and present events and used certain assumptions in relation to future events.

        The most significant accounting estimates reflected in these consolidated financial statements are as follows:

  •
  Useful lives of tangible and intangible assets; and

  •
  Recognition of provisions and adjustments.

        Estimates used are based on the best information available during the preparation of consolidated financial statements, although future unforeseeable events could occur and have an impact on those estimates. Changes to the estimates used by the management that occur after the date of these consolidated financial statements are recognised in the income statement in accordance with IAS 8, using a prospective methodology.

        The main estimates used by management are described in the corresponding notes to the financial statements.

4.    Errors and changes in accounting policies

        During the first half of 2007, there were no changes in the accounting policies used by the Group, when compared to the ones used in preparing the financial statements of the previous year, which are presented for comparative purposes. In addition, there were no material errors recognised in the first half of 2007 and 2006.

5.    Exchange rates used to translate foreign currency financial statements

        As at 30 June 2007 and 31 December 2006, assets and liabilities denominated in foreign currency were translated to Euros using the following exchange rates published by the Bank of Portugal:

	30 Jun 2007	31 Dec 2006
US Dollar	1.3505	1.3170
Swiss Franc	1.6553	1.6069
British Pound	0.6740	0.6715
Mozambican Metical	35.19	34.47

        During the first half of 2007 and 2006, the income statements of foreign currency subsidiaries were translated to Euros using the following average exchange rates:

	2007	2006
Mozambican Metical	35.12	30.89

6.    Revenues

        Consolidated revenues in the first half of 2007 and 2006, are as follows:

	2007	2006
Services Rendered	330,190,256	305,731,517
Pay TV, Broadband and Telephony business(i)	304,744,925	283,580,221
Cinema exhibition business(ii)	17,013,160	15,641,299
Audiovisuals business(iii)	8,285,728	6,355,617
Other	146,443	154,380
Sales	16,941,834	14,652,116
Audiovisuals business(iv)	9,468,296	7,774,870
Cinema exhibition business(v)	4,160,170	3,416,162
Pay TV, Broadband and Telephony business(vi)	3,293,317	3,432,950
Other	20,051	28,134
Other operating revenues	3,560,291	4,303,397
Pay TV, Broadband and Telephony business	2,765,008	3,554,343
Audiovisuals business	697,774	522,081
Cinema exhibition business	94,518	202,376
Other	2,991	24,597

	350,692,381	324,687,030

(i)
This caption primarily includes revenues related to (1) subscriptions for basic and premium pay TV services (cable and satellite); (2) voice and broadband internet access services provided through the cable network; (3) rentals of terminal equipment, including set top boxes (pay TV services) and EMTAs or cable modems (voice and internet access); (4) advertising on pay TV channels, and (5) sales of television channels to other operators.

(ii)
This caption primarily includes revenues from sales of tickets at the cinemas of Lusomundo Cinemas.

(iii)
This caption primarily includes revenues relating to the distribution of films to other entities in the cinema exhibition business and the production and sale of audiovisual content.

(iv)
This caption primarily includes sales of DVDs.

(v)
This caption primarily includes sales of food and beverages at the cinemas of Lusomundo Cinemas.

(vi)
This caption primarily includes revenues related to the sale of terminal equipment, including set top boxes (pay TV services) and EMTAs or cable modems (voice and internet access services).

7.    Wages and salaries

        In the first half of 2007 and 2006, this caption consists of:

	2007	2006
Salaries	16,072,688	17,626,750
Employee benefits	2,973,362	2,890,668
Social benefits	235,187	249,628
Other	609,143	702,157

	19,890,380	21,469,203

        In the first half of 2007 and 2006, the average number of personnel of the PTM Group was 1,371 employees in both periods.

8.    Direct costs

        In the first half of 2007 and 2006, this caption consists of:

	2007	2006
Programming costs	76,849,702	68,654,520
Movies exhibition and distribution	13,157,218	18,860,873
Telecommunication costs	8,617,569	7,811,883
Shared advertising revenues(i)	4,170,661	3,174,023
Other(ii)	5,727,767	4,156,609

	108,522,917	102,657,908

(i)
Revenues from advertising on pay TV channels are shared with the producers of content based on the terms of the contracts agreed with these entities. This cost item corresponds to the proportion of these revenues attributable to the producers of content.

(ii)
In the first half of 2007 and 2006, this caption includes primarily Euro 3.4 million and Euro 2.3 million, respectively, related to the cost of sales of television channels programming to other operators, with this increase being mainly explained by the increase in the customer base.

9.    Cost of products sold

        In the first half of 2007 and 2006, this caption consists of:

	2007	2006
Set top boxes	963,058	1,451,546
Cable modems and EMTAs	1,606,088	980,261
Other	605,006	904,943

	3,174,152	3,336,750

Increases/(decreases) in provisions for inventories, net (Note 34)	2,040,116	(522,546)

	5,214,268	2,814,204

        The increase in the provision for inventories is maily related to an extraordinary write-off of certain cable modems totalling Euro 1.2 million, which was recorded in July 2007.

10.    Support services and supplies and external services

        In the first half of 2007 and 2006, this caption consists of:

	2007	2006
Support services:
Call centers and customer care	10,591,728	8,106,333
Information systems	11,065,732	6,349,552
Administrative support and other	5,922,059	9,080,898

	27,579,519	23,536,783

Supplies and external services:
Commissions	9,810,794	9,906,672
Maintenance and repairs	12,841,196	9,173,519
Operating leases (Note 11)	7,395,238	8,194,690
Specialized work	7,134,275	7,139,945
Communications	5,509,806	5,338,467
Installation of terminal equipment	5,166,620	2,079,749
Other	11,658,098	9,130,950

	59,516,027	50,963,992

11.    Operating leases

        In the first half of 2007 and 2006, rental expenses under operating leases, primarily relating to vehicles and buildings, were recorded in the amount of Euro 7,395,238 and 8,194,690, respectively (Note 10).

12.    Other costs, net

        In the first half of 2007 and 2006, this caption consists of:

	2007	2006
Decreases in provisions and adjustments (Note 34)(i)	—	(9,639,019)
Other	1,355,938	1,369,009

	1,355,938	(8,270,010)

(i)
In the first half of 2006, this caption includes Euro 8,017,195 (Note 15) related to the reduction of the provision for estimated costs related to the disposal of Lusomundo Media.

13.    Losses (gains) on financial assets

        In the first half of 2007 and 2006, this caption consists of:

	2007	2006
Cash settlement of equity swaps for own shares (Notes 36.2)	(2,163,792)	—
Disposal of financial investments (Note 38.1)(i)	(567,232)	—
Other	(968)	3,268

	(2,731,992)	3,268

(i)
On 1 February 2007, Lusomundo Audiovisuais entered into contracts with certain foreign entities relating to the disposal of all of its interests in the capital stock of Cypress Entertainment Group, Inc. and Spyglass Entertainment Group, LLC for the total amount of US$ 746,194, equivalent to Euro 567,232. These investments were fully provided for (Note 27), and therefore the proceeds from this disposal were recorded as a capital gain.

14.    Equity losses/(earnings) on affiliated companies

        In the first half of 2007 and 2006, this caption consists of:

	2007	2006
Lisboa TV	(807,593)	(407,839)
Octal TV	(330,858)	756,305
Distodo	(109,008)	(139,653)
Other	(143,210)	74,552

	(1,390,669)	283,365

15.    Income taxes

        PT Multimedia and its subsidiaries are subject to Corporate Income Tax ("IRC") at a rate of 25% (22.5% for Cabo TV Madeirense and 17.5% for Cabo TV Açoreana), which is increased up to a maximum of 1.5% of taxable profit through a municipal tax, leading to an aggregate tax rate of approximately 26.5%. Effective as from 1 January 2007, the Corporate Income Tax was increased up to 10%, leading to an aggregate tax rate of approximately 27.5%. In calculating taxable income, to which the above tax rate is applied, non-tax-deductible amounts are added to or subtracted from book entries. These differences between book and taxable entries can be temporary or permanent.

        PT Multimedia adopted the tax consolidation regime for groups of companies, which includes all 90% or more owned Portuguese subsidiaries, direct and indirect, that comply with the provision of Article 63 of the Corporate Income Tax Law.

        In accordance with Portuguese tax legislation, income taxes are subject to review and adjustment by the tax authorities for four years following their filing (five years for social security, and ten years for the contributions made before the year ended 31 December 2001), except when there have been tax losses, tax benefits have been granted or inspections or challenges relating to such matters are in progress in which, depending on the circumstances, the deadlines are extended or suspended. Management believes, based on information from its tax advisors, that any adjustment which may result from such reviews or inspections, as well as other tax contingencies, would not have a material impact on the consolidated financial statements as at 30 June 2007, except for the situations where provisions have been recognised (Note 34).

a)  Deferred taxes

        PT Multimedia and its subsidiaries recorded deferred taxes relating to the differences between the tax basis and the accounting basis of assets and liabilities, as well as to reportable tax losses existing on the balance sheet date. During the first half of 2007 and 2006, the movements in deferred tax assets and liabilities were as follows:

	Balance as at 31 December 2006	Net income	Use of tax credits (Note 23)	Balance as at 30 June 2007
Deferred tax assets:
Provisions and adjustments
Doubtful accounts receivable	5,615,683	(253,091)	—	5,362,592
Inventories	1,494,704	604,573	—	2,099,277
Other	8,777,930	(204,011)	—	8,573,919
Tax losses carried forward	73,229,712	213,116	(13,096,306)	60,346,522

	89,118,029	360,587	(13,096,306)	76,382,310

Deferred tax liabilities:
Revaluation of fixed assets	29,169	(2,356)	—	26,813

	89,088,860	362,943	(13,096,306)	76,355,497

	Balance as at 31 December 2005	Net income	Use of tax credits	Other	Balance as at 30 June 2006
Deferred tax assets
Provisions and adjustments
Doubtful accounts receivables	7,720,852	(299,893)	—	26,023	7,446,982
Inventories	1,590,811	(154,174)	—	—	1,436,637
Other	15,977,648	(4,986,100)	—	—	10,991,548
Tax losses carried forward	89,602,308	—	(7,453,394)	45,899	82,194,813

	114,891,619	(5,440,167)	(7,453,394)	71,922	102,069,980

Deferred tax liabilities
Revaluation of fixed assets	33,282	(2,292)	—	—	30,990

	114,858,337	(5,437,875)	(7,453,394)	71,922	102,038,990

        Deferred tax assets were recognized depending on the likelihood of taxable profits in the future that can be used to recover tax losses or deductible tax differences. This evaluation is based on the business plans of Group companies, which are reviewed and updated periodically.

        According to Portuguese legislation, tax losses carried forward may be used to offset future taxable income for a subsequent six-year period. As at 30 June 2007 and 31 December 2006, tax losses carried forward of PT Multimedia amounted to Euro 231 million and Euro 282 million, respectively, and mature in 2009. All these tax losses are recorded as deferred tax assets as at 30 June 2007.

        According to Portuguese Law, if control of more than 50% of the capital is changed, it is necessary to obtain pre-approval from the Finance Ministry in order to maintain tax losses carried forward. The management of PT Multimedia has already requested for this authorization, following the spin-off of PT Multimedia approved at the Portugal Telecom's Annual General Meeting held in April 2007.

        Tax losses carried forward of Sport TV (50%) amounted to Euro 31 million as at 30 June 2007, of which Euro 10 million are recorded as deferred tax assets, and mature as follows:

2007	13,864,326
2008	9,493,562
2009	7,139,445
2010	767,177

31,264,510

b)  Reconciliation of income tax provision

        In the first half of 2007 and 2006, the reconciliation between the nominal and effective income tax for the period is as follows:

	2007	2006
Income before taxes	57,364,843	59,729,405
Statutory tax rate	26.5%	27.5%

Expected tax	15,201,683	16,425,586
Differences in tax rate of the Azores and Madeira(a)	(412,795)	(512,428)
Recognition of deferred tax assets on tax losses from previous periods by Sport TV	(213,116)	—
Permanent differences(b)	477,044	(1,167,811)
Other	295,486	(190,035)

	15,348,302	14,555,312

Effective tax rate	26.8%	24.4%

Current income tax (Note 23)	15,711,245	9,117,437
Deferred income tax	(362,943)	5,437,875

	15,348,302	14,555,312

(a)
This caption relates to the impact of the different Corporate Income Tax rates in Madeira (22.5%) and Azores (17.5%).

(b)
The increase in this caption is mainly due to the reduction of the provision for estimated costs related to the disposal of Lusomundo Media amounting to Euro 8,017,195 (Note 12), of which only 50% was taxable, leading to a permanent difference of Euro 1.1 million.

16.    Minority interests

        During the first half of 2007 and 2006, the movements in minority interests were as follows:

	Balance as at 31 December 2006	Net income	Dividends	Other	Balance as at 30 June 2007
Cabo TV Madeirense	6,264,680	1,098,339	(1,865,028)	(4,947)	5,493,044
Cabo TV Açoreana	2,278,261	303,404	(729,362)	(313)	1,851,990
Grafilme	842,253	185,414	(77,770)	(1,893)	948,004
Other	41,584	290	—	314	42,188

	9,426,778	1,587,447	(2,672,160)	(6,839)	8,335,226

	Balance as at 31 December 2005	Net income	Dividends	Other	Balance as at 30 June 2006
Cabo TV Madeirense	6,531,728	1,100,580	(1,767,000)	—	5,865,308
Cabo TV Açoreana	2,251,968	372,165	(705,556)	—	1,918,577
Grafilme	729,380	150,261	(44,440)	—	835,201
Other	41,235	160	—		41,395

	9,554,311	1,623,166	(2,516,996)	0	8,660,481

17.    Dividends

      On 24 April 2007, the Annual General Meeting of Shareholders approved the proposal of the Board of Directors to distribute a dividend of Euro 30 cents per share relating to year 2006. Accordingly, dividends amounting to Euro 92,729,048 (Note 38.7) were paid in May 2007.

        On 19 April 2006, the Annual General Meeting of Shareholders approved the proposal of the Board of Directors to distribute a dividend of 27.5 euro cents per share relating to year 2005. Accordingly, dividends amounting to Euro 85,001,627 were paid in May 2006.

18.    Earnings per share

        Basic earnings per share for the first half of 2007 and 2006 were computed as follows:

		2007	2006
Net income attributable to equity holders of the parent	(1)	40,429,094	43,550,927
Weighted average common shares outstanding in the period (Note 36.1)	(2)	309,096,828	309,096,828
Basic earnings per share	(1)/(2)	0.13	0.14

        There were no dilutive effects in the first half of 2007 and 2006.

19.    Cash and cash equivalents

        As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Cash	973,100	580,679
Deposits	34,686,316	29,890,937
Term deposits	1,006,214	8,356,395

	36,665,630	38,828,011

20.    Accounts receivable—trade

        As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Accounts receivable from customers(i)	79,665,887	95,742,344
Doubtful accounts receivable	67,674,995	62,631,357
Related parties (Note 39)	4,069,768	7,341,414
Unbilled revenues	4,044,929	2,371,101
Other	475	1,605

	155,456,054	168,087,821
Adjustments for doubtful accounts receivable—trade (Note 34)	(67,674,995)	(62,631,357)

	87,781,059	105,456,464

(i)
As at 30 June 2007, the decrease in accounts receivable is primarily related to a change, in December 2006 in the collections process, which delayed the receipt of Euro 16 million to January 2007.

21.    Accounts receivable—other

        As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Advances to suppliers(i)	51,985,080	42,586,375
Unbilled revenues	1,623,780	2,160,296
Related parties (Note 39)	7,007,962	4,639,267
Other	6,768,521	7,126,409

	67,385,343	56,512,347
Adjustments for other accounts receivable (Note 34)	(973,670)	(444,432)

	66,411,673	56,067,915

(i)
Advances to suppliers are mainly related to the acquisition of copies of films by Lusomundo Audiovisuais, including minimum guarantees.

22.    Inventories

        As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Pay TV, Broadband and Telephony business:	42,300,421	19,286,190
Set top boxes(i)	18,752,973	8,037,616
Smart cards(ii)	12,197,752	1,371,341
Cable modems and EMTAs	10,095,623	9,415,111
Other	1,254,073	462,122
Audiovisuals business—DVDs	2,475,942	2,342,951
Cinema Exhibition business—food and beverage	244,531	222,146
Other	1,013,905	612,119

	46,034,799	22,463,406
Adjustments for obsolete and slow moving inventories (Note 34)	(9,595,873)	(7,555,757)

	36,438,926	14,907,649

(i)
The increase in this caption is mainly related to the launch of new models of set top boxes in the second half of 2007, which led to an increase in the level of stocks.

(ii)
The increase in this caption is due to the smart card swap programme to be completed in the third quarter of 2007, in accordance with TV Cabo's policies to control access to its content programming.

23.    Taxes receivable and payable

        As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007		31 Dec 2006
	Receivable	Payable	Receivable	Payable
Value-added tax	3,236,410	9,931,836	7,086,154	8,417,706
Income taxes	2,054,515	2,944,763	4,243,361	3,694,636
Social Security contributions	—	801,708	—	680,292
Personnel income tax witholdings	—	426,778	—	429,801
Taxes in foreign countries	—	889	—	452
Other	1,577,611	164,003	1,124,979	183,124

	6,868,536	14,269,977	12,454,494	13,406,011

        As at 30 June 2007, the balance of the caption "Income taxes" is made up as follows:

Current income taxes in the balance sheet(i)	(2,745,757)
Payments on account	1,180,036
Witholding income taxes, net	315,501
Income taxes receivable	359,972

Net income tax receivable (payable)	(890,248)

(i)
In the first half of 2007, the current income tax expense was recorded in the following captions:

	30 Jun 2007	30 Jun 2006
Tax losses carried forward used in the year (Note 15)	13,096,306	7,453,394
Current income taxes (Note 15)	(15,711,245)	(9,117,437)
Other	(130,818)	(448,712)

	(2,745,757)	(2,112,755)

24.    Prepaid expenses

        As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Current prepaid expenses
Sport exhibition rights(i)	2,992,277	21,731,063
Distribution rights to audiovisual content	3,364,830	1,916,680
Programming costs	3,154,379	2,781,535
Specialized work	2,152,570	1,762,509
Rentals	903,690	1,123,108
Other	1,075,805	338,120

	13,643,551	29,653,015

Non-current prepaid expenses
Sport exhibition rights(ii)	2,214,583	9,768,750

(i)
The reduction in this caption is mainly related the fact that as at 30 June 2007, the exhibition rights for the Portuguese Football League season 2007-2008, had not been yet recognized.

(ii)
This caption corresponds to an initial advance payment made for the acquisition of exhibition rights for the Portuguese football league seasons for the periods 2004-2005 to 2007-2008. These advance payments are being amortized through July 2008.

25.    Other current and non-current assets

        As at 30 June 2007 and 31 December 2006, these captions refer mainly to the amounts outstanding under QTE transactions, as described in Notes 3.j).(ix), 29 and 35.

26.    Investments in group companies

        As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Loans granted to related companies (Note 39)	10,000,000	12,500,000
Investments in group companies	4,997,833	5,222,502
Goodwill, net of impairment losses	586,146	586,146

	15,583,979	18,308,648

        Loans granted to related companies correspond to an agreement entered into by PT Multimedia with Sportinveste (the other shareholder of Sport TV) in connection with shareholder loans granted to Sport TV. Under the terms of this agreement, PTM has financed Sportinvest to enable it to grant shareholder loans to Sport TV on a 50-50 basis. This financing to Sportinvest bears interest at current market rates and is being reimbursed in accordance with an established plan, which provides for the payment of semi-annual instalments of Euro 2,500,000 payable in the first and third quarters of each year. As at 30 June 2007, the outstanding amounts due total Euro 12,500,000, including Euro 2,500,000 payable in the third quarter that is recorded in accounts receivable (Note 39). During the first half of 2007, PT Multimedia received an amount of Euro 2,500,000 (Note 38.1) related to that arrangement.

        As at 30 June 2007 and 31 December 2006, the caption "Investments in group companies" consists of:

	30 Jun 2007	31 Dec 2006
Lisboa TV	3,097,867	3,534,313
Distodo	742,395	865,757
Empresa de Recreios Artisticos	581,618	575,936
Octal TV	482,127	151,269
Other	93,826	95,227

	4,997,833	5,222,502

        As at 30 June 2007 and 31 December 2006, the caption "Goodwill, net of impairment losses" is related to the investment in Distodo.

27.    Other investments

        As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Cypress(i)	—	3,016,754
Spyglass(i)	—	30,174
Other	60,869	60,869

	60,869	3,107,797
Adjustments to other investments (Note 34)(i)	(30,002)	(3,076,930)

	30,867	30,867

(i)
As mentioned in Note 13, these investments were disposed of in the first half of 2007. The total investment in Cypress and Spyglass totalling Euro 3,046,928 was fully provided for in previous years (Note 34).

28.    Intangible assets

        During the first half of 2007 and 2006, the movements in intangible assets were as follows:

	31 Dec 2006	Increases	Foreign currency translation adjustments	Other	30 Jun 2007
Cost:
Industrial property and other rights	277,605,740	645,800	(8)	169,885	278,421,417
Goodwill	77,868,060	—	—	—	77,868,060
Intangible assets in-progress	277,194	(243,253)	—	—	33,941

	355,750,994	402,547	(8)	169,885	356,323,418

Accumulated amortization
Industrial property and other rights	72,135,397	21,760,149	(8)	171,306	94,066,844

	283,615,597	(21,357,602)	—	(1,421)	262,256,574

	31 Dec 2005	Increases	Foreign currency translation adjustments	Other	30 Jun 2006
Cost:
Industrial property and other rights	244,908,285	25,675,498	(60)	1,648,802	272,232,525
Goodwill	77,146,412	—	—	(545,906)	76,600,506
Intangible assets in-progress	150,675	36,153	—	(185,633)	1,195
Advances on account	1,500,000	—	—	(1,500,000)	—

	323,705,372	25,711,651	(60)	(582,737)	348,834,226

					—
Accumulated amortization
Industrial property and other rights	29,302,398	20,718,018	(60)	(1,824)	50,018,532

	29,302,398	20,718,018	(60)	(1,824)	50,018,532

	294,402,974	4,993,633	—	(580,913)	298,815,694

        As at 30 June 2007, the net book value of the caption "Industrial property and other rights" primarily includes the following items:

  •
  Euro 126 million related to contracts for the acquisition of satellite capacity signed by TV Cabo, which expire in 2016 and were recorded as capital leases.

  •
  Euro 35 million related to a contract entered into at the end of 2005 between TV Cabo and PT Comunicações for the exclusive right to use network capacity for the distribution of cable television signals for the period of 2006-2008.

  •
  Euro 14 million related to the allocation of the purchase price of an additional interest in Sport TV to the fair value of broadcasting rights held by Sport TV under a contract with PPTV relating to the matches of the Portuguese Football League.

  •
  Euro 5 million related to software licenses.

        As at 30 June 2007 and 31 December 2006, goodwill related to subsidiaries was as follows:

Lusomundo Audiovisuais	52,164,339
Lusomundo Cinemas	24,436,167
Other	1,267,554

77,868,060

        During the first half of 2007, no events occurred that indicated impairment losses on goodwill. As at 30 June 2007, the book value of the financial investments (including goodwill and loans granted) in Lusomundo Audiovisuais and Lusomundo Cinemas is Euro 95 million and Euro 44 million, respectively.

29.    Tangible Assets

        During the first half of 2007 and 2006, the movements in tangible assets were as follows:

	31 Dec 2006	Increases	Foreign currency translation adjustments	Other	30 Jun 2007
Cost:
Land	2,536,060	—	—	—	2,536,060
Buildings and other constructions	41,689,480	385,554	(12,466)	79,245	42,141,813
Basic equipment	592,065,927	34,412,404	(2,449)	(8,298,784)	618,177,099
Transportation equipment	6,719,774	367,135	(323)	(744,353)	6,342,233
Tools and dies	240,069	8,130	(85)	273	248,388
Administrative equipment	60,499,407	2,745,331	(1,347)	(573,716)	62,669,675
Other tangible assets	17,322,602	1,351,199	(251)	281,318	18,954,868
Tangible assets in-progress	7,557,835	1,444,463	(269)	(1,343,565)	7,658,464
Advances to suppliers of tangible assets	663,882	(344,363)	—	—	319,519

	729,295,036	40,369,854	(17,190)	(10,599,582)	759,048,118

Accumulated amortization
Buildings and other constructions	14,454,140	2,142,865	(1,944)	(17,362)	16,577,699
Basic equipment	360,337,269	20,703,888	(1,542)	(8,427,699)	372,611,917
Transportation equipment	4,013,203	605,929	(241)	(644,189)	3,974,702
Tools and dies	199,540	8,475	(85)	(99)	207,831
Administrative equipment	38,317,829	5,346,943	(924)	(639,130)	43,024,718
Other tangible assets	14,690,690	3,972,729	(227)	(2,475,390)	16,187,801

	432,012,671	32,780,829	(4,963)	(12,203,869)	452,584,668

	297,282,365	7,589,025	(12,227)	1,604,287	306,463,450

	31 Dec 2005	Increases	Foreign currency translation adjustments	Other	30 Jun 2006
Cost:
Land	1,064,243	325,000	—	—	1,389,243
Buildings and other constructions	30,969,513	1,417,256	(84,223)	(7,681)	32,294,865
Basic equipment	549,308,350	37,112,482	(16,392)	(8,564,714)	577,839,726
Transportation equipment	6,898,740	570,501	(2,187)	(712,644)	6,754,410
Tools and dies	231,360	8,521	(574)	(1,433)	237,874
Administrative equipment	47,725,519	4,447,258	(9,109)	3,158,622	55,322,290
Other tangible assets	14,363,601	752,744	(1,699)	156,354	15,271,000
Tangible assets in-progress	5,873,548	5,024,686	(1,819)	(3,972,451)	6,923,964
Advances to suppliers of tangible assets	1,185,332	—	—	(45,973)	1,139,359

	657,620,206	49,658,448	(116,003)	(9,989,920)	697,172,731

Accumulated amortization
Buildings and other constructions	12,549,283	808,783	(11,290)	(19,803)	13,326,973
Basic equipment	338,274,442	22,044,688	(9,054)	(8,341,758)	351,968,318
Transportation equipment	4,006,880	637,979	(1,216)	(575,094)	4,068,549
Tools and dies	186,124	7,505	(574)	(1,433)	191,622
Administrative equipment	29,834,248	3,963,136	(4,926)	(74,893)	33,717,565
Other tangible assets	12,994,190	2,685,597	(1,502)	(1,705,159)	13,973,126

	397,845,167	30,147,688	(28,562)	(10,718,140)	417,246,153

	259,775,039	19,510,760	(87,441)	728,220	279,926,578

        The column other refers mainly to write-offs and disposals of tangible assets.

        The following situations regarding tangible assets should be mentioned:

  •
  Euro 229 million of basic equipment relating to customer networks and cable television distribution networks are installed on the property of third parties or in the public domain;

  •
  In previous years, TV Cabo entered into QTE lease contracts, which consisted of the sale of certain telecommunications equipment to foreign entities. Simultaneously, those entities entered into leasing contracts with special purpose entities, which made conditional sale agreements to sell the related equipment to TV Cabo at an amount equivalent to the initial sales price. TV Cabo maintained the legal ownership of this equipment, continuing to be able to sell or substitute any equipment. These transactions correspond to a sale and lease-back transaction and, accordingly, a sale of the equipment was not recorded and the equipment continued to be included on the Company's consolidated balance sheet.

30.    Loans

        As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007		31 Dec 2006
	Short-term	Long-term	Short-term	Long-term
Bank loans:
Internal loans(i)	14,000,000	10,500,000	14,000,000	17,500,000
Equity swaps over own shares (Note 36.2)	—	—	9,001,900	—
Other loans:
Internal loans(ii)	79,739,553	—	34,629,380	—
Leases	914,548	1,746,713	1,174,417	1,861,921
Rental contracts for telecoms capacity(iii)	32,996,687	136,816,854	32,850,061	154,602,165

	127,650,788	149,063,567	91,655,758	173,964,086

(i)
This caption corresponds to 50% of a loan obtained by Sport TV which as at 30 June 2007 has a total amount due of Euro 49 million (Note 37). This loan bears interest at a three-month Euribor rate plus a spread of 0.875%, matures in 2009 and is being repaid over time in accordance with the established payment plan. During the first half of 2007, an instalment of Euro 14 million was repaid by Sport TV, with PTM's 50% share corresponding to Euro 7,000,000 (Note 38.5).

(ii)
This caption is mainly related to a short-term loan granted by Portugal Telecom to PT Multimedia, which amounted to Euro 79,254,553 and Euro 34,144,380 as at 30 June 2007 and 31 December 2006, respectively (Note 39). The average interest rate in the first half of 2007 of this loan was 4.5%.

(iii)
This caption is related to contracts entered into by TV Cabo for the acquisition of telecommunications capacity (Note 28), including as contracts for the acquisition of capacity on satellites/transponders and contracts for the acquisition of capacity on PT Comunicações fixed network. As at 30 June 2007, the outstanding amounts due under these contracts are Euro 136 million for the satellite contracts and Euro 34 million for the PT Comunicações contract (Note 39).

31.    Accounts payable

        As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Related parties (Note 39)	81,510,863	73,384,698
Trade suppliers and other	70,529,710	89,147,075
Fixed asset suppliers	13,197,356	17,292,750
Advances from customers	1,817,068	2,118,332
Other	8,271,946	5,899,490

	175,326,943	187,842,345

32.    Accrued expenses

        As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Exhibition rights	14,537,283	11,832,486
Programming costs	12,340,004	12,451,170
Support services—outsourcing	8,125,500	8,430,849
Vacation pay and bonuses	7,076,154	7,195,168
Advertising	2,375,934	2,803,027
Supplies and external services	1,017,531	1,555,289
Interest to be paid	604,159	2,370,321
Other	3,637,881	4,361,665

	49,714,446	50,999,975

33.    Deferred income

        As at 30 June 2007 and 31 December 2006, this caption consists of:

	30 Jun 2007	31 Dec 2006
Advance billing	2,558,300	1,488,451
Other	299,740	131,781

	2,858,040	1,620,232

34.    Provisions and adjustments

        During the first half of 2007 and 2006, the movements in this caption were as follows:

	31 December 2006	Increases	Decreases	Other	30 June 2007
Adjustments
Accounts receivable (Notes 20 and 21)	63,075,789	5,584,393	(11,517)	—	68,648,665
Inventories (Note 22)	7,555,757	2,281,407	(241,291)	—	9,595,873
Investments (Note 27)	3,076,930	—	—	(3,046,928)	30,002

	73,708,476	7,865,800	(252,808)	(3,046,928)	78,274,540

Provisions
Taxes (Note 15)	943,255	—	—	—	943,255
Legal actions	137,000	—	—	—	137,000
Other	11,324,218	269,214	(37,802)	(3,470)	11,552,160

	12,404,473	269,214	(37,802)	(3,470)	12,632,415

	86,112,949	8,135,014	(290,610)	(3,050,398)	90,906,955

	31 December 2005	Increases	Decreases	Other	30 June 2006
Adjustments:
Accounts receivable	48,401,298	8,607,446	(541,015)	(9,142)	56,458,587
Inventories	6,865,790	1,420,957	(1,943,503)	—	6,343,244
Investments	3,076,930	—	—	—	3,076,930

	58,344,018	10,028,403	(2,484,518)	(9,142)	65,878,761

Provisions:
Taxes	1,101,581	—	(158,326)	—	943,255
Legal actions	—	137,000	—	—	137,000
Other	44,277,254	391,424	(9,722,696)	(10,225,367)	24,720,615

	45,378,835	528,424	(9,881,022)	(10,225,367)	25,800,870

	103,722,853	10,556,827	(12,365,540)	(10,234,509)	91,679,631

        As at 30 June 2007 and 31 December 2006, the caption "Provisions" was recorded in the balance sheet in accordance with the expected settlement dates, as follows:

	30 Jun 2007	31 Dec 2006
Current provisions
Taxes	943,255	943,255
Litigation	137,000	137,000
Other	6,758,347	6,622,811

	7,838,602	7,703,066

Non-current provisions
Other	4,793,813	4,701,407

	12,632,415	12,404,473

        As at 30 June 2007 and 31 December 2006, the caption "Other provisions" includes Euro 3,246,296 and Euro 3,205,176, respectively, related to asset retirement obligations (Note 3.e), and provisions for several other contingencies.

        During the first half of 2007, the other movements in adjustments for investments were related to the write-down of the investments in Cypress and Spyglass totalling Euro 3,046,928, following the disposal of these investments (Note 27).

        The increases in provisions and adjustments in the first half of 2007 and 2006 were recognised in the income statement as follows:

	2007	2006
Provisions and adjustments	5,147,751	8,816,366
Costs of products sold (Note 9)	2,281,407	1,420,957
Other	705,856	319,504

	8,135,014	10,556,827

        The decreases in these captions in the first half of 2007 and 2006 were recognised in the income statement as follows:

	2007	2006
Costs of products sold (Note 9)	241,291	1,943,503
Provisions and adjustments	49,319	783,018
Other costs (Note 12)	—	9,639,019

	290,610	12,365,540

        In the first half of 2007 and 2006, the income statement caption "Provisions and adjustments" consists of:

	2007	2006
Increases in provisions and adjustments for doubtful receivables and other	5,147,751	8,816,366
Decreases in provisions and adjustments for doubtful receivables and other	(49,319)	(783,018)
Direct write-off of accounts receivable	16	1,157
Collections from accounts receivable which were previously written-off	(87)	—

	5,098,361	8,034,505

35.    Other current and non-current liabilities

        As at 30 June 2007 and 31 December 2006, these captions refer to the amounts outstanding under QTE transactions, as described in Notes 3.j).(ix), 25 and 29.

36.    Shareholders' equity

36.1     Share Capital

        On 24 April 2007, PT Multimedia approved a share capital reduction of Euro 27,818,715 (Note 36.3) through the transfer of share capital to distributable reserves (Note 36.3). Following this transaction, PTM fully subscribed and paid-up share capital as at 30 June 2007 amounted to Euro 3,090,968 and is represented by 309,096,828 shares with a nominal value of one euro cent per share.

        On 24 April 2007, PTM's shareholders approved in the Annual General Meeting the suppression of the special rights granted to the Class A shares of the Company held by Portugal Telecom and the resulting conversion of such shares into ordinary shares. The special voting rights of the Class A shares were to veto certain actions of the shareholders of PT Multimedia, namely the following:

  •
  Election of one third of the Directors, including the Chairman of the Board of Directors;

  •
  Election of the officials of the General Meeting of Shareholders and of the sole auditor;

  •
  Determining the application of the results of the period; and

  •
  Amending the bylaws, including the provisions relating to share capital increases.

        The suppression of the special voting rights of the Class A shares of PT Multimedia was subject to the approval of the holder of such shares, Portugal Telecom. On 27 April 2007, the shareholders of Portugal Telecom approved in their Annual General Meeting such resolution of PTM's shareholders and, after the consent of Portugal Telecom, PT Multimedia has converted all of its Class A shares into ordinary shares.

        The conversion of the 102,000 Class A shares held by Portugal Telecom was completed before the Central de Valores Mobiliários (the stock exchange's clearinghouse), and the converted shares started trading in the Euronext stock exchange on 17 September 2007. In addition, PT Multimedia has registered with the Commercial Registry of Lisbon an amendment to its Articles of Association for the suppression of the special rights granted to those Class A shares.

36.2.     Treasury shares

        As of 31 December 2006, PT Multimedia had contracted equity swaps over 925,000 of its own shares with a value of Euro 9,001,900 (Note 30) that allowed PT Multimedia the option to choose between cash settlement and physical settlement, the latter permitting PT Multimedia to acquire the corresponding shares. In accordance with IFRS (IAS 32), these financial instruments should be recognized as an effective acquisition of own shares, and a financial liability was be recorded in an amount equal to the notional amount of the contract. During the first half of 2007, PT Multimedia cash settled these equity swaps, and the corresponding treasury shares and financial liability of Euro 9,001,900 (Note 30) were cancelled. In addition, PT Multimedia received an amount of Euro 2,163,792 (Note 13) corresponding to the difference between the exercise price of the equity swaps and PTM share price at the date of settlement.

36.3.     Reserves

Legal Reserve

        Portuguese law and PTM's bylaws provide that at least 5% of each year's profits must be allocated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders, except in the case of the liquidation of the company, but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted. During 2006, a portion of legal reserve amounting to Euro 12,631,736 was used in the share capital increase as approved at the 2006 Annual General Meeting of Shareholders.

Other reserves

        During the first half 2007 the movements occurred in "Other reserves" were as follows:

	Free reserves	Other reserves	Total
Balance as at 31 December 2006	220,724,007	25,819,670	246,543,677
Share capital reduction (Note 36.1)	27,818,715	—	27,818,715
Retaind earnings	—	5,330,902	5,330,902
Other	—	(82,323)	(82,323)

Balance as at 30 June 2007	248,542,722	31,068,250	279,610,971

37.    Guarantees and Financial Commitments

        As at 30 June 2007 and 31 December 2006, the Company has presented guarantees and comfort letters to third parties, as follows:

	30 Jun 2007	31 Dec 2006
Bank guarantees given to other entities
Suppliers(a)	6,851,060	6,744,914
Tax authorities(b)	1,737,328	1,854,571
Other	2,589,495	2,456,258

	11,177,883	11,055,743

Comfort letters given to other entities:
Sport TV(c)	24,500,000	31,500,000
Other	666,666	666,666

	25,166,666	32,166,666

(a)
As at 30 June 2007, this caption includes mainly Euro 5,044,823 related to bank guarantees granted to lessors of movie theatres located in shopping centers (Cinema Exhibition business) and Euro 1,100,000 in guarantees granted to international satellite operators (Pay TV, Broadband and Telephony business).

(b)
As at 30 June 2007, this caption relates to guarantees granted to tax authorities arising from tax proceedings contested by the PTM Group.

(c)
As at 30 June 2007, this caption is related to PTM's share of a joint guarantee granted to Sport TV, together with Sportinvest (the other shareholder of Sport TV in conjunction with PT Conteúdos). This guarantee of up to Euro 70 million was granted by the shareholders of Sport TV in connection with a loan obtained by this associated company for the acquisition of broadcasting rights for the football matches of the "Superliga de Futebol" (Portuguese Football Premiership) for the seasons 2004-2005 to 2007-2008. As at 30 June 2007, the outstanding amount due by Sport TV under this loan was Euro 49 million, of which 50% was proportionally consolidated by PT Multimedia (Note 30), while the remaining 50% was included in the table above as a financial commitment.

        As at 30 June 2007, in addition to the financial obligations reflected on the balance sheet, the Company had assumed commitments in the ordinary course of business for the purchase of basic equipment and audiovisuals content amounting to approximately Euro 14.5 million and Euro 44 million, respectively.

38.    Statement of cash flows

        The consolidated Cash Flow Statement has been prepared in accordance with IAS 7. Significant transactions in the first half of 2007 and 2006 are summarized below:

38.1     Cash receipts resulting from financial investments

	2007	2006
Loan granted to Sportinvest/Sport TV (Note 26)	2,500,000	—
Disposal of the investments in Cypress and Spyglass (Note 13)	567,232	—
Cash receipts from loans to Portugal Telecom	—	10,000,000
Other	273,296	204,840

	3,340,528	10,204,840

38.2     Cash receipts resulting from dividends

	2007	2006
Lisboa TV	1,244,039	1,641,167
Distodo	232,370	—

	1,476,409	1,641,167

38.3     Payments resulting from financial investments

	2007	2006
Payments resulting from loans granted to Portugal Telecom	—	10,000,000
Other	3,462	204,840

	3,462	10,204,840

	2007	2006
Payments resulting from loans granted to Portugal Telecom	—	10,000,000
Other	3,462	204,840

	3,462	10,204,840

38.4     Cash receipts resulting from loans obtained

	2007	2006
Cash receipts from loans obtained from Portugal Telecom	45,110,173	31,505,140
Other	485,731	693,527

	45,595,904	32,198,667

38.5     Payments resulting from loans repaid

	2007	2006
Loans obtained by Sport TV (Note 30)	7,000,000	—
Other	485,000	—

	7,485,000	—

38.6     Payments resulting from lease rentals (principal)

        In the first half of 2007, this caption is primarily related to rentals from contracts for the acquisition of capacity on PT Comunicações' fixed network in the amount of Euro 14 million and from contracts for the acquisition of capacity on satellites/transponders in the amount of Euro 4 million.

38.7     Cash payments resulting from dividends

	2007	2006
PT Multimedia	92,729,048	85,001,628
Cabo TV Madeirense	1,865,028	1,647,300
Cabo TV Açoreana	684,858	662,798
Other	77,770	44,440

	95,356,704	87,356,166

38.8     Detail of cash and cash equivalents

        As at 30 June 2007 and 2006 and 31 December 2006, the detail of cash and cash equivalents was as follows:

	30 Jun
	2007	2006	31 Dec 2006
Cash	973,100	1,455,036	580,679
Bank deposits	35,692,530	41,274,017	38,247,332

	36,665,630	42,729,053	38,828,011

	30 Jun
	2007	2006	31 Dec 2006
Cash	973,100	1,455,036	580,679
Bank deposits	35,692,530	41,274,017	38,247,332

	36,665,630	42,729,053	38,828,011

39.    Related Parties

        Balances and transactions between PT Multimedia and its subsidiaries were eliminated in the consolidation process and are not disclosed in this note.

        Transactions that occurred during the six months periods ended 30 June 2007 and 2006 between PT Multimedia and associated companies and jointly controlled entities and balances as at 30 June 2007 and December 2006 between the PTM Group and related companies were as follows:

	Operating revenues		Costs		Interest income		Interest expenses
Transactions
	2007	2006	2007	2006	2007	2006	2007	2006
Portugal Telecom	7,437	2,659	454,188	453,894	—	385,907	871,782	—
PT Comunicações	252,838	627,883	12,007,247	12,279,708	—	—	645,852	594,303
PT Prime	—	—	170,066	182,350	—	—	—	—
PT.Com	—	651	566,052	442,263	—	—	—	—
TMN	959,737	271,207	1,188,532	673,269	—	—	—	—
PT PRO	236	398	3,347,347	4,931,577	—	—	—	—
PT Contact	131,964	—	8,656,907	7,542,716	—	—	—	—
PT SI	—	5,207	5,266,724	3,941,739	—	—	—	—
Sport TV	1,305,417	1,052,206	18,626,826	16,536,151	—	—	—	—
Distodo	—	36	876,240	876,883	—	—	—	—
Octal TV	206,976	4,279	2,232,908	1,093,339	—	—	—	—
Lisboa TV	—	—	9,784,181	8,983,417	—	—	—	—
Other companies	105,953	14,236	524,582	380,693	—	—	8,486	4,187

	2,970,558	1,978,762	63,701,800	58,317,999	—	385,907	1,526,119	598,490

	Accounts receivable		Accounts payable (Note 31)		Loans obtained (Note 30)		Loans granted (Note 26)
Balances	30 Jun 2007	31 Dec 2006	30 Jun 2007	31 Dec 2006	30 Jun 2007	31 Dec 2006	30 Jun 2007	31 Dec 2006
Portugal Telecom	159,162	245,644	2,707,890	1,821,567	79,254,553	34,144,380	—	—
PT Comunicações(ii)	1,612,930	2,187,937	32,944,029	21,524,228	33,856,776	47,410,882	—	—
PT Prime	295	21,957	1,612,307	1,629,264	—	—	—	—
PT.Com	1,362,103	1,362,491	5,102,991	4,863,787	—	—	—	—
TMN	1,173,669	613,367	927,797	699,442	—	—	—	—
PT PRO	669,929	456,355	2,557,676	8,748,831	—	—	—	—
PT Contact	112,413	189,468	6,722,085	4,954,999	—	—	—	—
PT SI	537,170	471,886	6,571,238	5,922,942	—	—	—	—
Sport TV	2,235,940	3,185,468	8,147,309	8,786,037	—	—	—	—
Octal TV	338,312	421,562	8,776,631	7,466,314	—	—	—	—
Sportinveste (Note 26)	2,500,000	2,500,000	8,101	7,554	—	—	10,000,000	12,500,000
Lisboa TV	2,472	2,472	4,425,954	6,045,831	—	—	—	—
Other companies	373,335	322,074	1,006,855	913,902	—	—	—	—

	11,077,730	11,980,681	81,510,863	73,384,698	113,111,329	81,555,262	10,000,000	12,500,000

(i)
The total amount of accounts receivable from related parties was recorded in the following captions:

	30 Jun 2007	31 Dec 2006
Accounts receivable-trade (Note 20)	4,069,768	7,341,414
Accounts receivable-other (Note 21)	7,007,962	4,639,267

	11,077,730	11,980,681

(ii)
Loans obtained from PT Comunicações are related to two contracts entered into by TV Cabo and PT Comunicações at the end of 2005 for the exclusive right to use network capacity for the distribution of cable and Ethernet services, for the period of 2006-2008.

        The terms and conditions in agreements entered into between the PTM Group and related parties are substantially the same as those that would be reflected in agreements between independent entities in similar transactions.

        In the first half of 2007 and 2006, the remuneration paid to the members of the corporate bodies of PT Mutlimedia was as follows:

	2007		2006
	Fixed	Variable	Fixed	Variable
Executive Committee(i)	377,891	435,000	316,888	310,000
Non-executive board members(ii)	88,616	—	18,350	—
Supervisory Board	6,250	—	17,500	—
General Meeting of Shareholders(iii)	—	—	3,772	—

	472,757	435,000	356,510	310,000

(i)
Variable remuneration consists of performance bonuses granted to the executive board members in the first half of 2007 and 2006 relating to their performance in 2006 and 2005, respectively.

(ii)
In the first half of 2007, this caption includes Euro 51,916 related to the year 2006.

(iii)
Remuneration to the Board of the General Meeting of Shareholders amounting to Euro 2,159 was only paid in July 2007.

        The amounts disclosed in this note do not include remuneration relative to executive and non-executive board members of PT Multimedia who perform similar functions in other companies of the Portugal Telecom Group, as their remuneration is entirely undertaken by such companies.

        In the first half of 2007 and 2006, fixed remuneration of key employees of the PT Multimedia management amounted to Euro 191,551 and Euro 193,367, respectively, and variable remuneration amounted to Euro 140,000 and Euro 141,000, respectively.

        Sport TV was consolidated using the proportional method for purposes of presentation of the financial statements. The detail of assets and liabilities of Sport TV that were proportionally consolidated (50%) as at 30 June 2007 and 31 December 2006 was as follows:

	30 Jun 2007	31 Dec 2006
Current assets	32,859,248	48,931,781
Tangible assets	6,493,081	6,681,233
Deferred taxes	2,611,331	2,611,331
Other non-current assets	2,215,530	9,770,075

Total assets	44,179,190	67,994,420

Current liabilities	24,322,645	41,978,242
Medium and long-term debt	10,500,000	17,500,000
Other non-current liabilities	42,264	56,453

Total liabilities	34,864,909	59,534,695

40.    Litigation

40.1     Legal action TMDP

        In February 2004, Article 106 of Law 5/2004 (Electronic Communications Law) established, under Article 13 of the Authorization Directive (Directive 2002/20/CE), the Taxa Municipal de Direitos de Passagem ("TMDP", or Municipal Fee for Rights of Way) as counterpart to the "laws and taxes relative to the implantation, passage and crossing over by systems, equipment and any other resources of companies who offer electronic communications services to the public of fixed location in the public and private municipal domain". The basis for the TMDP assessment is "each invoice issued by the companies that offer networks and electronic communications services accessible to the public in a fixed location, for each of the final clients of the corresponding municipality", with the TMDP being assessed based on a maximum percentage of 0.25% of the value of these invoices. Certain municipalities in Portugal, in addition to the approval of the TMDP, have maintained charges called Occupation Taxes in addition to the TMDP with others opting for maintaining the latter taxes rather than the approved TMDP. PT Multimedia, based on legal opinions on this issue, believes that TMDP is the only tax that can be charged as compensation for the rights referred to above, namely the right to installation. Therefore, PT Multimedia believes that Occupation Taxes relating to a public thoroughfare charged by municipalities are illegal. It should be noted out that there has already been an appeal decision involving one municipality, that subscribed to PT Multimedia's understanding that it is not possible to overlap TMDP and Occupation Taxes of public thoroughfares.

40.2.     Regulatory proceedings

        PT Multimedia and TV Cabo were accused in September 2005 by the Autoridade da Concorrência (the Portuguese competition authority) of an allegedly forbidden practice under Article 4 of Law 18/2003 (Portuguese Competition Law) following the celebration, on 27 March 2000, of a "Partnership Agreement" between PTM, TV Cabo and SIC—Sociedade Independente de Comunicação, S.A. (SIC),

under the framework of the acquisition by SIC of a controlling position at Lisboa TV, which was submitted to prior notification to the Autoridade da Concorrência. In its decision, the Autoridade da Concorrência found that the following clauses were anti-competitive: (i) a clause under which SIC was granted a first option right to supply thematic television programming services not yet supplied by or in negotiation with other entities and (ii) clause under which PT Multimedia was granted an exclusive right to sell, in Portugal, the channels produced by SIC within the scope of the agreement. In response to this accusation, PT Multimedia and TV Cabo contested the allegations by the Autoridade da Concorrência. In August 2006, the Autoridade da Concorrência imposed a fine of 2.5 million euros on PT Multimedia. PT Multimedia and TV Cabo appealed to the Commerce Court of Lisbon on 8 September 2006, which had the effect of suspending the decision of the Autoridade da Concorrência. On 14 August 2007, PT Multimedia was notified of the Commerce Court's decision on the appeal. According to the decision, the Commerce Court limited the decision of the Autoridade da Concorrência regarding the first option clause of the Partnership Agreement, declaring the entire proceeding null and void and stating that the Autoridade da Concorrência should initiate a new proceeding solely in respect of the exclusivity clause. Although the possibility of the application of penalties cannot be excluded in those cases and in other cases, PT Multimedia believes that, based on the information provided by its counsel, these claims should not have a material impact on its consolidated financial statements as at 30 June 2007.

41.    Financial Risks

        PT Multimedia is primarily exposed to (i) market risks associated to changes in foreign currency exchange rates, (ii) credit risks and (iii) liquidity and interest rate risks. The main objective of PT Multimedia's financial risk management is to reduce these risks to a lower level.

41.1.     Foreign currency exchange rate risk

        Foreign currency exchange rate risks are mainly related to foreign currency exposure in payments to certain content producers for the Pay TV and Audiovisuals businesses. The commercial transactions between PT Multimedia Group and these content producers are mainly denominated in US Dollars.

        Considering the outstanding balance resulting from transactions denominated in foreign currencies, PT Multimedia mainly contracts short-term currency forwards to cover the related exchange rate risks. However, PT Multimedia has not contracted any major currency derivative financial instrument, as the balances due and the related risks have a low risk impact in the Company's financial statements.

41.2.     Credit risks

        Credit risks are related to the risk that a third party fails on its contractual obligations resulting in a financial loss for the Group. The Group is primarily subject to credit risks in its operating activities.

        Credit risks related to operations are primarily related to outstanding receivables from services rendered to our customers (Notes 20 and 21). These risks are monitored on a business to business basis, and PT Multimedia's management of these risks aims to (a) limit the credit granted to customers, considering the profile and the aging of receivables of each customer, (b) monitor the evolution of the level of credit granted, and (c) evaluate any potential impairment to its receivables on a regular basis.

        The Group does not have any significant credit risk exposure to any single customer, since trade receivables consist of a large number of customers, spread across several businesses and geographical areas. The Group obtains credit guarantee insurance whenever the financial condition of a customers requires it.

        Adjustments for doubtful accounts receivable are computed taking into consideration primarily (a) the risk profile of the customer, (b) the aging of the receivables, which differs from business to business, and (c) the financial condition of the customers. The movement of adjustments for doubtful accounts receivable for the six-months period ended 30 June 2007 and 2006 is disclosed in Note 34. As at 30 June 2007, the Company believes that there is no further credit provision required in excess of the adjustments for doubtful accounts receivable included in Note 34.

41.3.     Interest rate and liquidity risks

        Interest rate risks impact our financial expenses on floating interest rate debt.

        Liquidity risk may occur if the sources of funding, such as operating cash inflows, divestments, credit lines and cash flows obtained from financing operations, do not match with our financing needs, such as operating and financing outflows, investments, shareholder remuneration and debt repayments.

        As at 30 June 2007, PT Multimedia had loans in the amount of Euro 276,714,355, divided between short-term and long-term debt (Note 30) mainly due to Portugal Telecom Group companies and financial leases relating to contracts for the acquisition of capacity on transponders/satellites (Note 30).

        As at 30 June 2007, PT Multimedia believes that there are no relevant interest or liquidity risks associated with the current level of debt, considering the low level of net debt and the characteristics of its debt, as it is mainly related with short term loans obtained from Portugal Telecom and to financial leases (Telecom contracts and Transponders).

42.    Recent accounting pronouncements

        The Standards and Interpretations recently issued by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee ("IFRIC") that may be relevant to the Group but are not yet effective, are as follows:

Presentation of financial statements

        On 6 September 2007, the IASB issued a revised IAS 1 "Presentation of financial statements", whose main change from the previous version is to require that an entity must present all non-owner changes in equity (that is "comprehensive income") either in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). Comprehensive income for a period includes profit and loss plus other comprehensive income recognised in that period, whose components include primarily actuarial gains and losses, currency translation adjustments, gains and losses on remeasuring available-for-sale financial assets and the effective portion of gains and losses on hedging instruments in a cash flow hedge. Revised IAS 1 also changes the titles of financial statements (a) from "balance sheet" to "statement of financial position", (b) from "income statement" to "statement of comprehensive income" and (c) from cash flow statement" to "statement of cash flows". The revised version of this standard is effective for annual periods beginning on or after 1 January 2009.

Customer loyalty programmes

        On 28 June 2007, the IFRIC issued IFRIC 13 "Customer loyalty programmes", which addresses accounting for loyalty award credits granted by entities to their customers who buy goods or services. In accordance with this interpretation, an entity shall allocate some of the proceeds of the initial sale to the award credits as a liability, representing its obligation to provide those awards. The amount of proceeds allocated to the award credits is measured by reference to their fair value, that is, the amount for which the award credits could have been sold separately. The entity shall recognise the deferred portion of the proceeds as revenue only when it has fulfilled its obligations. IFRIC 13 is effective for annual periods beginning on or after 1 July 2008, although earlier application is permitted.

Borrowing costs

        On 29 March 2007, the IASB issued a revised IAS 23 "Borrowing costs", whose main change from the previous version is the removal of the option of immediately recognising as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalise borrowing costs as part of the cost of such assets. The revised version of this standard is applicable only for assets for which the commencement date for capitalisation is on or after 1 January 2009, although earlier application is permitted.

43.    Subsequent events

        In July 2007, PT Multimedia signed an agreement with the Portuguese State and the three main TV channels in Portugal for the establishment of an Audiovisuals Fund. PT Multimedia has subscribed and amount of Euro 25 million in the Audiovisuals Fund to be paid in equal instalments until 2013. The purpose of this fund is to promote Portuguese audiovisual productions.

        PT Multimedia announced in August 2007 the signing of an agreement with Parfitel—SGPS S.A. regarding the acquisitions of (1) 100% of Bragatel—Companhia de Televisão por Cabo de Braga, S.A., (2) 92,06% of Pluricanal Leiria—Televisão por Cabo, S.A. and (3) 98,75% of Pluricanal Santarém—Televisão por Cabo, S.A. The amount of the acquisition is indexed to the last 12 months' EBITDA of the acquired companies at the acquisition date. The counterparts agreed upon a 12x EBITDA multiple. The companies had a total of 164 thousand clients in June 2007, revenue of Euro 6 million and EBITDA of Euro 2.8 million for the first half of 2007.

PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A.

Exhibits to the Consolidated Financial Statements

EXHIBIT I—Details of subsidiary, associated and equity method companies

1.1.    Subsidiary companies included in the consolidation

			Percentage of Ownership
Company
	Head Office	Activity	Direct	Effective	Effective
			30.06.2007	30.06.2007	31.12.2006
PT Multimedia (parent company)	Lisbon	Management of investments in the multimedia business
PT Televisão por Cabo, SGPS, SA. ("PT TV Cabo")	Lisbon	Management of investment in television by cable market.	PT Multimedia (100%)	100.00%	100.00%
TV Cabo Portugal	Lisbon	Distribution of television by cable and satellite, conception, realization, production and broadcasting of television and programs, operation of telecommunications services.	PT Televisão Por Cabo (100%)	100.00%	100.00%
PT Conteúdos—Actividades de Televisão e Produção de Conteúdos, SA ("PT Conteúdos")	Lisbon	Production and sale of television programs and advertising management.	PT Televisão Por Cabo (100%)	100.00%	100.00%
Cabo TV Açoreana, S.A. ("Cabo TV Açoreana")	Ponta Delgada	Distribution of television signals by cable and satellite in the Azores area.	TV Cabo Portugal (83.82%)	83.82%	83.82%
Cabo TV Madeirense, S.A. ("Cabo TV Madeirense")	Funchal	Distribution of television signals by cable and satellite in the Madeira area.	TV Cabo Portugal (71.74%)	71.74%	71.74%
Lusomundo Audiovisuais	Lisbon	Import, distribution, commercialization and production of audiovisual products	PT Multimedia (100%)	100.00%	100.00%
Lusomundo Cinemas	Lisbon	Cinematic exhibition.	PT Multimedia (100%)	100.00%	100.00%
Lusomundo Moçambique, Lda. ("Lusomundo Moçambique")	Maputo	Cinematic exhibition.	Lusomundo Cinemas (100%)	100.00%	100.00%
Lusomundo España, SL ("Lusomundo España")	Madrid	Management of investments relating to activities in Spain in the audiovisuals business.	PT Multimedia (100%)	100.00%	100.00%
Grafilme—Sociedade Impressora de Legendas, Lda. ("Grafilme")	Lisbon	Providing services on audiovisual subtitling.	Lusomundo Audiovisuais (55.56%)	55.56%	55.56%

Lusomundo Editores, Lda. ("Lusomumdo Editores")	Lisbon	Movies distribution.	PT Multimedia (100%)	100.00%	100.00%
Lusomundo—Sociedade de investimentos imobiliários SGPS, SA ("Lusomundo SII")	Lisbon	Management of Real Estate.	PT Multimedia (99.87%)	99.87%	99.87%
Empracine—Empresa Promotora de Actividades Cinematográficas, Lda. ("Empracine")	Lisbon	Developing activities on movies exhibition.	Lusomundo SII (100%)	99.87%	99.87%
Lusomundo Imobiliária 2, S.A.("Lusomundo Imobiliária 2")	Lisbon	Management of Real Estate.	Lusomundo SII (99.80%)	99.68%	99.68%

I.2.    Associated companies

			Percentage of Ownership
Company
	Head Office	Activity	Direct	Effective	Effective
			30.06.2007	30.06.2007	31.12.2006
Empresa de Recreios Artísticos, Lda. (Empresa de Recreios Artísticos") (a)	Lisbon	Cinematic exhibition	PT Multimédia (4.03%) Lusomundo SII (87.90%)	91.82%	91.82%
Distodo—Distribuição e Logística, Lda. ("Distodo")	Lisbon	Stocking, sale and distribution of audiovisual material.	Lusomundo Serviços (50.00%)	50.00%	50.00%
Canal 20 TV, S.A.	Madrid	Distribution of televised products	PT Multimédia (50.00%)	50.00%	50.00%
Lisboa TV—Informação e Multimédia, S.A. ("Lisboa TV")	Lisbon	Television operations, notably production and commercialization of programs and publicity.	PT Conteúdos (40.00%)	40.00%	40.00%
Octal TV, S.A. ("Octal TV")	Lisbon	Development, commercialization, training and consultancy in systems for interactive and broad band television.	PT Multimédia (20%)	20.00%	20.00%

SGPICE—Sociedade de Gestão de Portais de Internet e Consultoria a Empresas, S.A. ("Pme Link")	Lisbon	Developing activities providing global products and services for internet support.	PT Multimédia (11.11%)	11.11%	11.11%

(a)
This company was excluded from full consolidation with the intention of PT Multimedia proceeding with its liquidation, as it is not active. Nonetheless, the financial participation was recorded using the equity method. If the company had been fully consolidated, its impact on the consolidated financial statements would not have been significant.

I.3.    Joint venture companies

			Percentage of Ownership
Company
	Head Office	Activity	Direct	Effective	Effective
			30.06.2007	30.06.2007	31.12.2006
Sport TV Portugal	Lisboa	Conception, production, realization and commercialization of sports programs for telebroadcasting, purchase and resale of the rights to broadcast sports programs for television and provision of publicity services	PT Conteúdos (50.00%)	50.00%	50.00%

I.4.    Other companies

			Percentage of Ownership
Company
	Head Office	Activity	Direct	Effective	Effective
			30.06.2007	30.06.2007	31.12.2006
PT Multimédia—Serviços de Apoio à Gestão, S.A. (b)	Lisbon	Provision of support services to companies or groups of companies	PT Multimédia (100%)	100.00%	100.00%
Empresa Cine Mourense, Lda. (a)	Moura	Cinematic exhibition	PT Multimédia(0%)	0.00%	99.46%
Socofil—Sociedade Comercial de Armazenamento e Expedição de Filmes, Lda. (a)	Lisbon	Distribution, exhibition, import and management of cinematography products and organization and management of spectacles	PT Multimédia (45.00%)	45.00%	45.00%
Turismo da Samba (Tusal), SARL (a) (b)	Luanda	n.a.	PT Multimédia (30.00%)	30.00%	30.00%
Filmes Mundáfrica, SARL (a)	Luanda	Cinematic exhibition	PT Multimédia (23.91%)	23.91%	23.91%

Gesgráfica—Projectos Gráficos, Lda.	Porto	Graphic production	Empresa Recreios Artísticos (20.00%)	18.36%	18.36%
Companhia de Pesca e Comércio de Angola (Cosal), SARL (a)	Luanda	n.a.	PT Multimédia (15.78%)	15.76%	15.76%
Caixanet—Telecomunicações e Telemática, S.A.	Lisbon	Telecommunication services	PT Multimédia (5.00%)	5.00%	5.00%
Apor—Agência para a Modernização do Porto	Porto	Development of modernizing projects in Oporto	PT Multimédia (3.30%)	2.04%	2.04%
Cypress Entertainment Group, Inc ("Cypress") (Note 26) (c)	Delaware	Movie production	—	—	2.02%
Spyglass Entertainment Group, LLC (Note 26) (c)	Burbank	Movie production	—	—	2.00%
Lusitânea Vida—Companhia de Seguros, S.A ("Lusitânia Seguros")	Lisbon	Insurance services	PT Multimédia (0.06%)	0.06%	0.06%
Lusitânea—Companhia de Seguros, S.A ("Lusitânia Vida")	Lisbon	Insurance services	PT Multimédia (0.04%)	0.04%	0.04%

(a)
The investment in these companies are fully provisioned.

(b)
Companies without activity.

(c)
These companies were disposed of during the first half of 2007 (Notes 13 and 27).

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SIGNATURE
FORWARD-LOOKING STATEMENTS
PORTUGAL TELECOM, SGPS, S.A.
INFORMATION STATEMENT

AVAILABLE INFORMATION
INCORPORATION BY REFERENCE
PRESENTATION OF FINANCIAL INFORMATION
SUMMARY
QUESTIONS AND ANSWERS ABOUT PT MULTIMÉDIA AND THE SPIN-OFF
RISK FACTORS
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
THE SPIN-OFF
EXCHANGE RATES
MARKET INFORMATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF PORTUGAL TELECOM
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET OF PORTUGAL TELECOM AS OF JUNE 30, 2007
UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME OF PORTUGAL TELECOM FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2007
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME OF PORTUGAL TELECOM FOR THE YEAR ENDED DECEMBER 31, 2006
SELECTED CONSOLIDATED FINANCIAL INFORMATION OF PT MULTIMÉDIA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PORTUGAL TELECOM
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PT MULTIMÉDIA
INFORMATION ABOUT PORTUGAL TELECOM
INFORMATION ABOUT PT MULTIMÉDIA
CERTAIN RELATIONSHIPS BETWEEN PORTUGAL TELECOM AND PT MULTIMÉDIA
DIVIDENDS AND DIVIDEND POLICY OF PT MULTIMÉDIA
MANAGEMENT OF PT MULTIMÉDIA
SECURITY OWNERSHIP BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT
DESCRIPTION OF PT MULTIMÉDIA ORDINARY SHARES
DESCRIPTION OF PT MULTIMÉDIA AMERICAN DEPOSITARY SHARES
ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS
INDEPENDENT ACCOUNTANTS
SUMMARY OF CERTAIN DIFFERENCES BETWEEN IFRS AND U.S. GAAP (UNAUDITED)
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Translation of a report originally issued in Portuguese)
PORTUGAL TELECOM, SGPS, SA CONSOLIDATED INCOME STATEMENT SIX MONTHS PERIODS ENDED 30 JUNE 2007 AND 2006 (Amounts stated in Euro)
PORTUGAL TELECOM, SGPS, SA CONSOLIDATED BALANCE SHEET 30 JUNE 2007 AND 31 DECEMBER 2006 (Amounts stated in Euro)
PORTUGAL TELECOM, SGPS, SA CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSES SIX MONTHS PERIODS ENDED 30 JUNE 2007 AND 2006 (Amounts stated in Euro)
PORTUGAL TELECOM, SGPS, SA CONSOLIDATED STATEMENT OF CASH FLOWS SIX MONTHS PERIODS ENDED 30 JUNE 2007 AND 2006 (Amounts stated in Euro)
Portugal Telecom, SGPS, SA Notes to the Consolidated Financial Statements As at 30 June 2007 (Amounts stated in Euros, except where otherwise stated)
Portugal Telecom, SGPS, SA Exhibits to the Consolidated Financial Statements As at 30 June 2007
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Translation of a report originally issued in Portuguese)
PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. CONSOLIDATED STATEMENTS OF PROFIT AND LOSS FOR THE YEARS ENDED 31 DECEMBER 2005 AND 2004 (Amounts stated in Euros)
PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. CONSOLIDATED BALANCE SHEETS AS AT 31 DECEMBER 2005 AND 2004 (Amounts stated in Euros)
PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED 31 DECEMBER 2005 AND 2004 (Amounts stated in Euros)
PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 31 DECEMBER 2005 AND 2004 (Amounts stated in Euros)
PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. Notes to the Consolidated Financial Statements (Amounts stated in Euro)
PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. Exhibits to the Consolidated Financial Statements
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Translation of a report originally issued in Portuguese)
PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. CONSOLIDATED STATEMENTS OF PROFIT AND LOSS FOR THE YEARS ENDED 31 DECEMBER 2006 AND 2005 (Amounts stated in Euros)
PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2006 AND 2005 (Amounts stated in Euros)
PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED 31 DECEMBER 2006 AND 2005 (Amounts stated in Euros)
PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED 31 DECEMBER 2006 AND 2005 (Amounts stated in Euros)
PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. Notes to the Consolidated Financial Statements (Amounts stated in Euros)
PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. Exhibits to the Consolidated Financial Statements
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Translation of a report originally issued in Portuguese)
PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2007 AND 2006 (Amounts stated in Euros)
PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2007 AND 31 DECEMBER 2006 (Amounts stated in Euros)
PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEAR 2006 AND THE SIX MONTHS ENDED 30 JUNE 2007 (Amounts stated in Euros)
PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE SIX MONTHS ENDED 30 JUNE 2007 AND 2006 (Amounts stated in Euros)
PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. Notes to the Consolidated Financials Statements (Amounts stated in Euros)
PT Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A. Exhibits to the Consolidated Financial Statements